Form 20-F
period 2010-03-31
ZIM CORP
filed 2010-07-21
CIK 1124160

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2010.
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

Common shares, no par value (Title of Class) Securities registered or to be registered pursuant to Section 15(d) of the Act: None
115,460,867 common shares outstanding as of March 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes    No  x

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes X     No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes      No X

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes      No X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer      Accelerated filer      Non-accelerated filer X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP x     International Financial Reporting Standards as issued by the International Accounting Standards Board     Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 o     Item 18 o

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes      No x

i

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

ii

PART ONE

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.            Selected Financial Data

The following selected consolidated statements of operations data for the fiscal years ended March 31, 2010, 2009 and 2008 and consolidated balance sheet data as of March 31, 2010 and 2009 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page 54.  The following selected consolidated statements of operations data for the fiscal years ended March 31, 2007 and 2006 and consolidated balance sheet data as of March 31, 2008, 2007 and 2006 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

All references to dollars ($) in this Annual Report are expressed in United States dollars, unless otherwise indicated.

Consolidated Statements of Operations
	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006
	$	$	$	$	$

Revenue	1,597,465	1,831,541	1,990,680	2,195,184	3,595,315
Operating expenses	1,708,718	1,928,382	2,550,722	4,439,222	7,103,377
Loss from operations	(111,253)	(96,841)	(560,042)	(2,244,038)	(3,508,062)

Other income	202,058	10,810	210,478	5,296	5,510
Income (loss) before income taxes	90,805	(86,031)	(349,564)	(2,238,742)	(3,502,552)

Income tax benefit	213,962	239,544	432,100	302,555	114,059
Net income (loss)	304,767	153,513	82,536	(1,936,187)	(3,388,493)

Basic and diluted earnings (loss) per share	0.003	0.002	0.001	(0.023)	(0.057)

Weighted average number of shares outstanding	113,132,100	96,337,579	90,326,103	83,376,475	59,560,139

Consolidated Statements of Cash Flows
	Year ended March 31,2010	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006
	$	$	$	$	$
Cash flows provided by (used in) operating activities	417,595	430,651	(315,458)	198,143	(944,523)
Cash flows provided by (used in) investing activities	(101,221)	(19,334)	137,139	(87,402)	(111,278)
Cash flows provided by financing activities	-	-	48,260	48,560	456,934
Effect of changes in exchange rates on cash	204,293	(71,046)	(11,635)	45,301	98,014
Increase (decrease) in cash and cash equivalents	520,667	340,271	(141,694)	204,602	(500,853)
Cash and cash equivalents, beginning of year	640,214	299,943	441,637	237,035	737,888
Cash and cash equivalents, end of year	1,160,881	640,214	299,943	441,637	237,035

Consolidated Balance Sheets
	As at March 31, 2010	As at March 31, 2009	As at March 31, 2008	As at March 31, 2007	As at March 31, 2006
	$	$	$	$	$
ASSETS
Current assets
Cash and cash equivalents	1,160,881	640,214	299,943	441,637	237,035
Accounts receivable, net	224,444	156,814	202,222	315,875	1,301,647
Investment tax credits receivable	236,235	220,075	428,772	149,512	407,766
Acquisition costs	-	-	-	-	37,847
Prepaid expenses	45,068	44,709	65,475	63,620	59,305
	1,666,628	1,061,812	996,412	970,644	2,043,600

Investment	95,147	-	-	-	-
Property and equipment, net	65,844	95,119	162,738	230,291	280,909
	1,827,619	1,156,931	1,159,150	1,200,935	2,324,509

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Line of credit	-	-	-	-	29,967
Accounts payable	26,858	17,332	40,906	296,958	612,703
Accrued liabilities	47,557	46,766	137,156	128,399	338,929
Deferred revenue	315,339	291,858	272,782	341,681	322,989
Due to a shareholder	-	-	-	43,305	430,260
	389,754	355,956	450,844	810,343	1,734,848
Deferred rent	11,317	23,785	45,872	54,447	65,425

Shareholders' equity:
Preferred shares, no par value, non-cumulative	-	-	-	-	-
Special shares, no par value, non-voting	-	-	-	-	-
Common shares, no par value	19,162,796	19,131,789	19,111,789	19,047,850	17,658,435
Additional paid-in capital	2,726,762	2,645,585	2,625,365	2,455,552	2,129,398
Accumulated deficit	(20,930,327)	(21,235,095)	(21,388,608)	(21,471,144)	(19,534,957)
Accumulated other comprehensive income	467,317	234,911	313,888	303,887	271,360
	1,426,548	777,190	662,434	336,145	524,236
	1,827,619	1,156,931	1,159,150	1,200,935	2,324,509

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

We believe that our future success depends on our ability to significantly increase revenue from our operations. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by technology and innovation companies. These risks include our ability to:

•	Offer competitive pricing for our services;
•	Offer new and innovative mobile products;
•	Maintain our current relationships and develop new strategic relationships;
•	Attract and retain qualified employees;
•	Upgrade our technology infrastructure to manage increased messaging demands and trends;
•	Maintain our current customer and user base of our IDE software; and
•	Offer new and innovative upgrades to our IDE software.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDS IN A TIMELY MANNER OR ON ACCEPTABLE TERMS, WE MAY HAVE TO CURTAIL OR SUSPEND CERTAIN ASPECTS OF OUR BUSINESS OPERATIONS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS RELATIONSHIPS, FINANCIAL RESULTS, FINANCIAL CONDITION AND PROSPECTS.

We anticipate that our cash and cash equivalents balance at March 31, 2010 of $1,160,881 along with cash generated from operations will be sufficient to meet our present operating and capital expenditures through fiscal 2011.  However, there is no guarantee that unanticipated circumstances will not require additional liquidity.

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

THE LOSS OF THE SERVICES OF DR. MICHAEL COWPLAND, MR JAMES STECHYSON AND OTHER KEY PERSONNEL COULD NEGATIVELY AFFECT OUR BUSINESS.

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson.  The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

OUR INTERNAL CONTROLS ARE NOT EFFECTIVE.

We did not have effective internal control procedures in place at March 31, 2010, when we evaluated our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. This could affect the reliability of our financial statements. We are attempting to remedy our weaknesses but as a small company we have limited resources to employ for this purpose. See item 15 of this 20F for additional information on our attempts to rectify our weaknesses. The reduction of the risk will require additional expenses and use of management's time.

OUR STRATEGIC DIRECTION IS EVOLVING, WHICH COULD NEGATIVELY AFFECT OUR FUTURE RESULTS.

Since inception, our business model has evolved and is likely to continue to evolve as we refine our offerings and market focus. Prior to 2004, we focused on developing SMS products, in 2004 through to fiscal 2007 we focused on our SMS aggregation services.  From fiscal 2008 to 2010, we focused on offering mobile content, applications development and the development of new IDE software. We continue to evaluate opportunities and alternative strategies in a rapidly evolving market. We plan to leverage our intellectual capital, core technologies and other business assets to focus on new strategic directions and attempt to maximize shareholder value. Changes to our business may not prove successful in the short or long term and may negatively impact our financial results.

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

Advanced Internet Inc. (“AIS”) has the right to acquire content from numerous third-party content providers, and our future success with AIS is highly dependent upon our ability to maintain these relationships and enter into new relationships with other content providers.

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

The beneficial ownership of our Chief Executive Officer and related parties is approximately 59.5%. As a result, they are able to substantially influence all matters requiring the approval of our shareholders, including the election of directors and the approval of significant corporate transactions such as acquisitions. This concentration of ownership could delay, defer or prevent a change in control or otherwise impede a merger or other business combination that our Board of Directors or other shareholders may view favorably.

RISKS RELATED TO THE INDUSTRIES IN WHICH WE OPERATE

INTENSE COMPETITION IN THE MOBILE CONTENT AND SERVICES MARKETS COULD PREVENT US FROM INCREASING SUBSCRIPTIONS FOR OUR SERVICES OR CAUSE US TO LOSE MARKET SHARE.

Our future business model for mobile content sales and applications depends on our ability to sell our content and service offerings in an extremely competitive and rapidly changing market. Our competitors may have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, more developed infrastructures, greater name recognition or more established relationships in the industry than we have. Our competitors may be able to adopt more aggressive pricing policies, develop and expand their service offerings more rapidly, adapt to new or emerging technologies and changes in customer requirements more quickly, take advantage of acquisitions and other opportunities more readily, achieve greater economies of scale, and devote greater resources to the marketing and sale of their services than we can. Because of these competitive factors and due to our relatively small size and financial resources, we may be unable to compete successfully.

CONSOLIDATION IN THE INDUSTRIES IN WHICH WE OPERATE COULD LEAD TO INCREASED COMPETITION AND LOSS OF CUSTOMERS.

The mobile industry has experienced substantial consolidation.  We expect this consolidation to continue. These acquisitions could adversely affect our business and results of operations in a number of ways, including the following:

•	our distribution partners could acquire or be acquired by one of our competitors and terminate their relationship with us;
•	our distribution partners could merge with each other, which could reduce our ability to negotiate favorable terms;
•	competitors could improve their competitive positions through strategic acquisitions; and
•	companies from whom we acquire content could acquire or be acquired by one of our competitors and stop licensing content to us, or gain additional negotiating leverage in their relationships with us.

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

In fiscal 2008, ZIM added the ZIM TV service and in partnership with the International Table Tennis Federation (ITTF) provided development and hosting services for IPTV to ITTF end users. However, in fiscal 2009, ZIM exited the IPTV market.

In fiscal 2010, ZIM continues to develop and sell enterprise database software to end users as well as maintain its SMS messaging and mobile content and service product lines.

The following tables show the breakdown of total revenues by category of activity and geographic market:

Revenue by category	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	$	$	$

Mobile	320,784	367,723	843,162
Software	1,276,681	1,463,818	1,147,518
Total revenue	1,597,465	1,831,541	1,990,680

Revenue by geographic market	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	$	$	$

United States	360,795	410,908	637,665
United Kingdom	45,663	19,713	61,151
Europe	41,944	33,891	60,599
Brazil	917,036	981,484	977,240
Canada	209,577	350,938	232,951
Other	22,449	34,607	21,074
Total revenue	1,597,465	1,831,541	1,990,680

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

In fiscal 2008, 2009 and 2010, we continued to support our existing customer base and users of the ZIM IDE software. In addition, we continued to allocate research and development resources to improve the performance and features of the ZIM IDE software.

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

In the database market, our competitors include Oracle, Microsoft, SAP, MySQL and many others. These competitors have certain competitive advantages over us, including but not limited to:

•	substantially greater financial and technical resources;
•	more extensive and well-developed marketing and sales networks;
•	greater global brand recognition; and
•	larger customer bases.

We compete within the aggregation market primarily for volume of traffic and strategic relationships. However, our volumes decreased substantially in 2008, 2009 and 2010 as a result of management’s previously disclosed decision to decrease our focus in this area due to declining margins and the company’s inability to locate less expensive routes for its traffic. Since the mobile content market is aimed at consumers, rather than business customers, we compete in the mobile content market for subscribers and for the quality of the content in our offering.

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

CUSTOMERS

During fiscal 2010, we had more than 5 revenue generating customers in at least 4 countries in our mobile segment.  In addition, we had in excess of 100 customers who utilized ZIM IDE to run their enterprise applications. Only one customer accounted for over 10% of revenue for the year ended March 31, 2009 and no customers accounted for over 10% of revenue for the year ended March 31, 2008 and March 31, 2010. In the mobile content market ZIM serves thousands of customers on a monthly basis.

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

RESEARCH AND DEVELOPMENT

Our research and development activities focus primarily in the areas of IDE software mobile content applications and services.  Research and development expenditures were $482,629 in fiscal 2010, $457,979 in fiscal 2009 and $512,287 in fiscal 2008.

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

D.           Property, Plants and Equipment

DESCRIPTION OF PROPERTY

Our principal office is located in Ottawa, Canada. ZIM leases an office suite of approximately 3,300 square feet. The lease is currently scheduled to expire in October, 2015.

We believe that our existing facilities are adequate to meet our current needs.

Refer to note 8 of our financial statements “PROPERTY AND EQUIPMENT” for additional information.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of March 31, 2010.

ITEM 4A.                      UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EXECUTIVE SUMMARY

Revenue for the fiscal year 2010 was $1,597,465, compared with revenue of $1,831,541 for fiscal year 2009 and $1,990,680 for the fiscal year 2008. The decrease is attributable to the expected decline in revenue from our mobile segment, caused by the continued saturation of the market, coupled with a decline in revenue from our enterprise software segment, which represented a 12.8% decrease in that segment over the prior fiscal year.

Net income for the fiscal year 2010 was $304,767 as compared to $153,513 for the fiscal year 2009 and $82,536 for the fiscal year 2008. The increase in net income principally reflects a reduction in selling and general administrative expenses, a reduction in cost of sales and other income. The reduction in selling and general administrative expenses is mainly related to compensation expense and professional fees due to our change in U.S. reporting status from domestic to foreign filer. We have been reporting as a foreign private issuer since the second quarter of fiscal 2009. Details on the gain in settlement can be found in note 4 of the financial statements.

ZIM had cash and cash equivalents of $1,160,881 at March 31, 2010 as compared to cash and cash equivalents of 640,214 at March 31, 2009. The Company generated a positive cash flow of $520,667 for the fiscal year ended March 31, 2010, mainly as result of normal operations.

A.  Operating results

The following is an overview of our operating results for the year ended March 31, 2010. A more detailed discussion of our operating results, comparing our operating results for the years ended March 31, 2010, 2009, and 2008, is included under the heading “Results of Operations for the Year Ended March 31, 2010 Compared to the Year Ended March 31, 2009 and 2008” of this “OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

Revenues for the year ended March 31, 2010 decreased approximately $0.23 million to approximately $1.60 million from approximately $1.83 million for the year ended March 31, 2009.  Revenue from our mobile segment decreased from $0.36 million, to $0.32 million in fiscal 2010.  The decrease was due to reduced aggregation traffic from our customer base. This decrease is coupled with a decrease of approximately $187,000 in our software segment. In fiscal 2009, revenue from our mobile segment decreased to $0.4 million from $0.8 million, in fiscal 2008, due to reduced aggregation traffic from our customer base and increased revenue from our software segment of approximately $0.3 million in fiscal 2009.

Total operating expenses for the year ended March 31, 2010 were approximately $1.71 million, a decrease of approximately $0.22 million from operating expenses of $1.93 million for the year ended March 31, 2009 and a decrease of approximately $0.7 million from operating expenses of $2.6 million for the year ended March 31, 2008. The decrease in fiscal 2010 and in fiscal 2009 was attributable to a decrease in costs of revenue relating to the decrease in revenues associated with SMS aggregation, and reduced operating costs as a result of reductions in compensation expense and professional fees.

CURRENT STRATEGIC DIRECTION

Due to the decrease in revenues from SMS aggregation services, we started exploring new opportunities both within the mobile industry and enterprise application industry.

In fiscal 2006, we began offering mobile content, but this is a very competitive business and we do not foresee increasing this business significantly.  In fiscal 2007, we expanded into Internet TV.  Fiscal 2008 showed an increase in revenue from IPTV over fiscal 2007. However, we did not generate significant revenues within the IPTV space and have not been able to grow the mobile content business.  As a result, management of ZIM continues to explore alternative strategies and opportunities within the mobile industries to leverage the existing technology, relationships and expertise.  These may include joint ventures or sales of any or all of our assets related to either of these industries. ZIM exited the Internet TV market in fiscal 2009.

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

The following supplemental information describes significant judgments and estimates involved in our critical accounting policies, which are more fully described in Note 2 to the consolidated financial statements included in this annual report.

JUDGMENTS REGARDING TAX POSITIONS

ASC 740 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of not being sustained on an audit, based on the technical merits of the position. Accordingly, management may be required to make additional judgments regarding the accounting treatment of tax positions.

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

The Company recognizes revenue pursuant to the requirements of the FASB ASC 605-985 "Software Revenue Recognition" Revenue is recognized using the residual method when Vendor-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. The Company allocates revenue to each undelivered element based on its respective fair value determined by the price charged when that element is sold separately. The Company defers revenue for the undelivered elements and recognizes the residual amount of the arrangement fee, if any.

STOCK-BASED COMPENSATION

ZIM adopted the provisions of ASC 718 (formerly SFAS No. 123(R)) effective April 1, 2006, using the modified-prospective transition method, which requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation expense over the service period for awards expected to vest. The fair value of stock options is determined using the Black Scholes valuation model and requires judgment in establishing the volatility and option forfeiture rates. These internal judgments may be incorrect in any period, which may result in our recording materially incorrect compensation expense.

RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2010 COMPARED TO THE YEAR ENDED MARCH 31, 2009 AND THE YEAR ENDED MARCH 31, 2008

REVENUES

	Year ended March 31, 2010	As a %	Year ended March 31, 2009	As a %	Year ended March 31, 2008	As a %
	$		$		$

Mobile content	136,577	9%	223,527	12%	422,559	21%
Bulk SMS	135,345	8%	115,823	6%	96,290	5%
Premium SMS	-	0%	3,877	0%	202,356	10%
Other SMS services and products	48,862	3%	14,660	1%	85,679	4%
Internet TV	-	0%	9,836	1%	36,278	2%
	320,784	20%	367,723	20%	843,162	42%

Software	162,964	10%	424,855	23%	157,310	8%
Maintenance and consulting	1,113,717	70%	1,038,963	57%	990,208	50%
	1,276,681	80%	1,463,818	80%	1,147,518	58%

	1,597,465	100%	1,831,541	100%	1,990,680	100%

Total revenues for the year ended March 31, 2010 were $1,597,465 as compared to $1,831,541 for the year ended March 31, 2009 and $1,990,680 for the year ended March 31, 2008.  The decrease in revenues is due to the reduction of our sales in our mobile segment, a trend that we expect to continue in the 2011 fiscal year. As a result, management is exploring strategic alternatives to maximize shareholder value from these assets.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

MOBILE CONTENT

On April 1, 2006, we acquired AIS and its two Internet portals offering mobile content. As previously mentioned, consumers are able to download ring tones and wallpapers directly from our Internet sites to their mobile phones.  Revenue from the sale of mobile content for the fiscal year ended March 31, 2010 was $136,577 as compared to $223,527 for fiscal year ended March 31, 2009 and $422,559 for fiscal year ended March 31, 2008. The decline was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products.

BULK SMS

Our bulk SMS messaging revenue went from $96,290 in fiscal 2008 to $115,823 in fiscal 2009 and to $135,345 in fiscal 2010. We continue to experience more customers using our routes in fiscal 2010, as compared to fiscal 2009 and fiscal 2008, resulting in the increased revenue. In general, bulk messaging customers choose the aggregator that is offering the lowest cost route.  As a result, we do not expect that the increased revenues of fiscal 2010 will be indicative of future performance.

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

PREMIUM SMS

Our premium SMS messaging revenue went from $202,356 in fiscal 2008 to $3,877 in fiscal 2009 and to $NIL in fiscal 2010. The anomaly of the increase in the fiscal 2008 year is due to the fact that our monthly reconciliation process with one of our suppliers was delayed due to inabilities to obtain the required reports and reconciliations. At the completion of this reconciliation process we had determined we over-accrued the amounts owing by approximately $120,000 and upon receiving the documentation from the supplier on our actual accrued liability we reversed this entry. Since we record revenue for this segment on a net basis, the reversal of this payable generated income in this segment. The actual trend when the above factor is removed is $81,793 in fiscal 2008 to $3,877 in fiscal 2009 and to $NIL in fiscal 2010.

Due to the decreasing margins and competitive nature of our premium SMS revenues, we are not focusing on expanding this area of the business. As a result, we do not expect to see any revenue in our premium SMS messaging revenue for fiscal 2011. As previously disclosed, we believe that the decrease in margins is attributable to the competition in the SMS aggregation market and the dominance of a few key mobile content providers.

OTHER SMS SERVICES AND PRODUCTS

Our other SMS services revenue decreased from $85,679 for the year ended March 31, 2008 to $14,660 for the fiscal year ended March 31, 2009 and increased to $48,862 for the fiscal year ended March 31, 2010. The decrease in 2009 is primarily as a result of eliminating Location Based Services (LBS) and our virtual mobile service. All other products and services are continuing; however we do not consider them part of our core business.

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

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Software sales increased from $157,310 in fiscal 2008 to $424,855 in fiscal 2009 and decreased to $162,964 in fiscal 2010. During 2009, ZIM delivered one large project contributing significantly to the increase in that fiscal year.

In addition to the sale of the software, we are generating revenue from software maintenance and consulting. Maintenance and consulting revenues have increased slightly from $990,208 in fiscal 2008 to $1,038,963 in fiscal 2009 and to $1,113,717 in fiscal 2010. Most of the maintenance revenue was generated in Brazil as this region represents the largest concentration of users of ZIM’s IDE product.

We will continue to allocate the appropriate resources to the maintenance and development of our database products while we continue to generate revenues from this product line. Although we do not see immediate or significant growth in this segment, we are still committed to serving our existing customers.

EXPENSES

Operating expenses
	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	$	$	$

Cost of revenue	178,462	256,694	384,166
Selling, general and administrative	1,047,627	1,213,709	1,654,269
Research and development	482,629	457,979	512,287
	1,708,718	1,928,382	2,550,722

Operating expenses continued to decrease from $ $2,550,722 for the year ended March 31, 2008 to $1,928,382 for the year ended March 31, 2009 and to $1,708,718 for the year ended March 31, 2010. The decreases are attributable to a decrease in costs of revenue relating to the decrease in revenues associated with SMS aggregation and lower operating costs related to compensation expenses and professional fees.

COST OF REVENUE

Included in the cost of revenue are costs related to the ZIM IDE sales and costs relating to SMS revenues.

	Year ended	Year ended	Year ended
	March 31, 2010	March 31, 2009	March 31, 2008
	$	$	$
Mobile
Revenue	320,784	367,723	843,162
Cost of revenue	(80,010)	(109,549)	(232,185)
Gross margin	240,774	258,174	610,977

Gross margin %	75%	70%	72%

Software
Revenue	1,276,681	1,463,818	1,147,518
Cost of revenue	(98,452)	(147,145)	(151,981)
Gross margin	1,178,229	1,316,673	995,537

Gross margin %	92%	90%	87%

Gross margins for the mobile segment went from 72% in 2008 to 70% in 2009 and to 75% in 2010. However, after accounting for the reversal of an accrual as described earlier, the actual fluctuation in gross margin would be 68% in 2008, 70% in 2009 and 75% in 2010. The increases in gross margins are due to increases in pricing structure and our ability to decrease the cost of revenue.

Gross margins for software, maintenance and consulting sales increased slightly from 87% for the year ended March 31, 2008 to 90% for the year ended March 31, 2009 and to 92% for the year ended March 31, 2010.  Included in the cost of revenue for software, maintenance and consulting are salaries relating to supporting the ZIM IDE software and costs for the distribution of the software. The slight increase in gross margins in our software segment relates to slight cost reductions.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the years ended March 31, 2010, March 31, 2009 and March 31, 2008 were $1,047,327, $1,213,709 and $1,654,269 respectively. The decreases are primarily attributable to reduced operating costs, reduced staff base and reduced professional fees. The decreases also related to our continued focus on reducing costs.

Management does expect to see some increased expenditures in fiscal 2011 as we improve our internal control over financial reporting.

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

The sale consisted of four parts, each with a distinct value and payment structure:

Short Message Peer to Peer Protocol (SMPP) Platform = approximately $70,395 due upon signing
Pitney Bowes Contract = approximately $52,562 due upon transfer of the contract
Rogers Contract = approximately $41,298 due upon transfer of the contract
Ontario Lottery and Gaming Corporation Contract (OLGC) = 500,000 common shares due upon transfer of the contract

During 2007 the SMPP Platform and the Pitney Bowes contract were transferred and the portion of the sale related to these items has been recognized as a gain on sale of assets. Prior to transfer of the Rogers contract, Rogers terminated its use of the desk top text services provided under the contract with the result that the contract was not transferred. A portion of the Rogers contract value, in the amount of $16,605, was received and has been recognized, as non-refundable cash towards this portion of the contract. The agreement provides that, in the event that the remaining conditions are not met, the amounts paid and the assets transferred to date, based on the conditions that have been met, will not be returned. The amount of the Rogers contract that will not be realized is $24,693.

As of March 31, 2008, OLGC informed ZIM and SilverBirch that it would not consent to the transfer of their contract to SilverBirch. Consequently this contract remains with ZIM until its completion and the 500,000 common shares of SilverBirch will not be paid to ZIM.

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

For the years ended March 31, 2010 and March 31, 2009, we did not incur any interest expense on the debt held by our Chief Executive Officer and on our operating line of credit with the Royal Bank of Canada as there were no draws on these facilities in fiscal 2009.

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

At March 31, 2010, we had cash and cash equivalents of $1,160,881 and working capital of $1,276,874 as compared to cash of $640,214 and working capital of $705,856 at March 31, 2009. As at March 31, 2008, we had cash and cash equivalents of $299,943 and working capital of $545,568.

Cash flows for the fiscal periods were as follows:

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	$	$	$
Cash flows provided by (used in) operating activities	417,595	430,652	(315,458)
Cash flows provided by (used in) investing activities	(101,221)	(19,334)	137,139
Cash flows provided by financing activities	-	-	48,260

Operating activities generated $417,595 of cash for the year ended March 31, 2010 as compared to generating cash of $430,652 for the year ended March 31, 2009 and consuming $315,458 during the year ended March 31, 2008.  The decrease in cash generated arose as a result of an increase in accounts receivable and investment tax credits.

We used $101,220 in fiscal 2010, $19,334 in fiscal 2009 and received $137,139 in fiscal 2008 of cash from investing activities.  In fiscal 2010, the cash used mainly related to our equity investment in Seregon Solutions Inc. as described in Note 5 of the financial statements.  In fiscal 2009 the $19,334 was used mainly for the purchase of computer hardware.

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

At March 31, 2010, the Company had access to a line of credit for approximately $492,223 from its Chief Executive Officer and a working capital line from its principal banker for approximately $49,222 (refer to Note 10 “Line of Credit” on the financial statements), in addition to a cash and cash equivalent balance of $1,160,881.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Credit terms for software, maintenance and consulting services have remained consistent from prior periods at 30 days.

As at March 31, 2010, approximately 74% of all related receivables are current. As at March 31, 2009, approximately 89% of all related receivables are current.  As at March 31, 2008, 83% of all receivables were current.

Cash and cash equivalents of $1,160,881 are comprised of $175,660 cash and $985,221 cash equivalents. The cash equivalents of $985,221 at March 31, 2010 ($485,754 at March 31, 2009) are comprised of:

Held in Canada:

Renaissance High Interest Savings at 0.70% - $198,211 ($201,343 CDN) – No Maturity
Altimara High Interest Cash Performer at 0.20% - $50,021 – No Maturity

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $736,989 - No Maturity. Of these deposits R$60,000 are secured by Government Deposit Insurance.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. Accordingly, there can be no assurance that ZIM will be able to meet its working capital needs for any future period. In addition, the Company has an accumulated deficit of $20,930,327. The Company also has generated negative cash flows from operations during two of the previous five fiscal years.

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

ASC 105:

In June 2009, the FASB issued the ASC 105 “Accounting Standards Codification”, or Codification. All existing accounting standard documents were superceded by the Codification and the Codification became the source of all authoritative generally accepted accounting principles, or GAAP, except for rules and interpretive releases from the SEC, which are still sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become non-authoritative. The Codification is effective for interim and annual periods ending after September 15, 2009, and ZIM began using the new guidelines and numbering systems prescribed by the Codification when referring to GAAP during the period ended September 30, 2009. As the Codification was not intended to change or alter existing GAAP, it did not have any impact on ZIM’s financial position or results of operations.

ASC 320-10:

In April 2009, the FASB issued ASC 320-10, "Recognition and Presentation of Other-Than-Temporary Impairments", to change the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of an impairment charge to be recorded in earnings. ASC 320-10 also requires enhanced disclosures, including the Company's methodology and key inputs used for determining the amount of credit losses recorded in earnings.  ZIM adopted ASC 320-10 during the quarter ended June 30, 2009 and the adoption had no impact on ZIM’s financial position or results of operations.

ASC 605-25:

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition - Multiple-Deliverable Revenue Arrangements,” which amends guidance in ASC 605-25, “Revenue Recognition: Multiple-Element Arrangements.” The guidance will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics. It also provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. It also requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of the selling price. The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements.

The authoritative guidance requires new and expanded disclosures and is applied prospectively to revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 or retrospectively for all periods presented. ZIM will adopt the authoritative guidance on April 1, 2011. Management is currently assessing the impact of the adoption of this authoritative guidance will have, if any, on the Company’s consolidated financial statements.

ASC 805

On April 1, 2009, the FASB issued an amendment to ASC 805, “Business Combinations.” The amendment was issued to address application issues regarding accounting and disclosure provisions for contingencies.  The guidance also provides Statement 141R’s subsequent accounting guidance for contingent assets and liabilities recognized at the acquisition date and amends the disclosure requirements for contingencies. The FSP applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. ZIM will adopt and utilize the methods stipulated in ASU 805 for all future transactions of this nature.

ASC 825 - 10:

In April 2009, the FASB issued ASC 825-10, "Interim Disclosures about Fair Value of Financial Instruments", which requires public entities to disclose in their interim financial statements the fair value of all financial instruments within the scope of FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments", as well as the method(s) and significant assumptions used to estimate the fair value of those financial instruments. ZIM adopted the provisions of ASC 825-10 by including the required additional financial statement disclosures for its first quarter ended June 30, 2009.  The adoption of ASC 825-10 had no financial impact on ZIM’s financial position or results of operations.

ASC 855 - 10:

In May 2009, the FASB issued ASC 855-10, "Subsequent Events". ASC 855-10 introduces the concept of financial statements being available to be issued and requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.  ASC 855-10 is effective for interim and annual reporting periods ending after June 15, 2009. ZIM adopted ASC 855-10 effective September 30, 2009 and included the required disclosure in Note 15 - "Subsequent Events". ASC 855-10 did not have a material impact on ZIM’s financial position or results of operations.

In February 2010, the FASB issued ASU 2010-9, “Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements”. ASU 2010-9 amends disclosure requirements within subtopic 855-10. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This change alleviates potential conflicts between Subtopic 855-10 and the SEC's requirements. ASU 2010-9 is effective for interim and annual periods ending after June 15, 2010. The Company does not expect the adoption of ASU 2010-09 to have a material impact on its consolidated results of operations or financial position.

ASC 985 - 605:

In October 2009, the FASB issued ASU No. 2009-14, “Certain Revenue Arrangements that Include Software Elements,” which amends guidance in ASC 985-605, “Software,” which focuses on determining which arrangements are included or excluded from the scope of existing software revenue guidance under ASC 985. This guidance removes non-software components of tangible products and certain software components of tangible products from the scope of the existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The authoritative guidance may be applied prospectively to revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 or retrospectively for all arrangements in the period presented. ZIM will adopt the authoritative guidance on April 1, 2011. Management is currently assessing the impact of the adoption of this authoritative guidance will have, if any, on the Company’s consolidated financial statements.

ASU 2010-17:

In April 2010, the FASB issued Accounting Standards Update 2010-17 (ASU 2010-17), “Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition”. The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. If a vendor elects early adoption and the period of adoption is not the beginning of the entity’s fiscal year, the entity should apply the amendments retrospectively from the beginning of the year of adoption. The Company does not expect the provisions of ASU 2010-17 to have a material effect on the financial position, results of operations or cash flows of the Company.

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

C.	Research and development

Research and development expenses went from $512,287 for the year ended March 31, 2008 to $457,979 for the year ended March 31, 2009 and to $482,629 for the year ended March 31, 2010.  The decrease in fiscal 2009 relates to a decrease in staff.  The increase in fiscal 2010 relates to use of an additional contract employee and the effects of a weaker US dollar as compared to the Canadian dollar.

D.	Trend information

The Company has not identified and is not aware of any trends that will have a significant impact on its consolidated financial position, statement of operations or cash flows.

E.	Off-Balance Sheet Arrangements

The Company has no off balance sheet arrangements as of March 31, 2010.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations	Payment Due by Period
	Total	Less than 1 year	1 -3 years	3-5 years	Greater than 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	315,450	65,634	109,010	109,010	31,795
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	315,450	65,634	109,010	109,010	31,795

ITEM 6       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following sets forth information concerning our executive officers and directors, including their ages, present principal occupations, other business experience during the last five years, memberships on committees of the Board of Directors and directorships in other companies:

NAME	AGE	POSITION WITH ZIM
Dr. Michael Cowpland	67	President, Chief Executive Officer, and Director
John Chapman	46	Chief Financial Officer / Consultant
Steven Houck	40	Director
James Stechyson	45	Director
Donald Gibbs	64	Director

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

Steven Houck has served as a Director of ZIM since April 2001. Currently, Mr. Houck is Chief Executive Officer of GRIDTREE Inc. a technology company headquartered in Miami, Florida providing enterprise class IT services to the small to medium sized business market. Previously Mr. Houck was the Vice President of Latin America at VMware, a developer of software for the virtualization market.  Prior to working at VMware Steve was Vice President of World Wide SMB Sales at EMC Corporation, a developer and provider of information infrastructure technology and solutions.  During 2004 and 2005, Mr. Houck worked as a consultant for various start-up companies. From 1995 to early 2004, Mr. Houck held various positions with Corel Corporation including Executive Vice President of World Wide Sales. Prior to his service to Corel, he founded Worldview Technologies, a company specializing in multimedia design and authoring and served as its CEO until 1995. He attended Florida State University and Florida Atlantic University.

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

EMPLOYEES

As at March 31, 2010, we had 14 full-time employees, with 6 employees in selling, general and administration and 8 employees in technical areas including technical support and research and development. We consider our relations with our employees to be excellent, and none of our employees are covered by a collective bargaining agreement. ZIM also contracts services from 4 consultants on a part-time basis as well as contract R&D services in India and Brazil.

Of these employees, 12 are based in Ottawa, Canada and two are based in Sao Paulo, Brazil.

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

The Audit Committee's functions include evaluating, and recommending to the Board the engagement of the independent registered public accounting firm, reviewing the results of their audit findings, and monitoring on a periodic basis our internal controls over financial reporting. The Audit Committee has a formally approved written charter. The Audit Committee consists of Donald Gibbs (Chairman) and Steven Houck. Mr. Gibbs is the Audit Committee’s “audit committee financial expert,” as defined by Item 16A of Form 20-F, and he is “independent” under the NASDAQ Listing Rules.  Mr. Houck replaced James Stechyson as a member of the audit committee effective June 24, 2009. The Audit Committee held four meetings during the fiscal year ended March 31, 2010.

The Compensation Committee’s functions include evaluating compensation for directors, officers, employees of and consultants to the Company, and making recommendations to the Board regarding such compensation matters.  The Compensation Committee has a formally approved written charter. The Compensation Committee currently consists of James Stechyson and Steven Houck.  The Compensation Committee did not hold a meeting during the fiscal year ended March 31, 2010.

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

Overview of Compensation and Process

Elements of compensation for our executives include: salary and stock option grants and health, disability and life insurance. Our Compensation Committee consists of Messrs. Stechyson and Houck. It generally meets as required to review any changes to the compensation plans for the next year. In fiscal 2010, there were no changes to the plan, no bonuses and no changes to the salary levels for executives, and as a result, there were no Compensation Committee meetings.

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

We choose to pay each element of compensation in order to attract and retain the necessary executive talent, reward annual performance and provide incentive for their balanced focus on long-term strategic goals as well as short-term performance. The amount of each element of compensation is determined by or under the direction of the Compensation Committee, which uses the following factors to determine the amount of salary and other benefits to pay each executive:

•	performance in the previous year;
•	difficulty of achieving desired results in the coming year;
•	value of their unique skills and capabilities to performance of the Company;
•	performance of their general management responsibilities; and
•	contribution as a member of the management team.

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

Management incentive plans for our Vice President of Sales and our Vice President of Business Development were changed in fiscal 2009.  Their base salary was reduced by $50,000 per year in Canadian funds and incentive compensation was established to allow them to earn up to $70,000 per year in Canadian funds. For the fiscal year ended March 31, 2010, ZIM retained the management team by offering stock options and through the personal commitment of the team.

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

Summary Compensation Table

The table below provides detailed information on the compensation of the Chief Executive Officer, Chief Financial Officer, the Vice President of Sales and the Vice President of Business Development of ZIM for services rendered for the fiscal year ended March 31, 2010.  No executive officer or employee received compensation in excess of $100,000 for the fiscal year ended March 31, 2010.

Name and principal position		Salary / Consulting Payments ($)	Option Awards ($)(1)		Total ($)
	Year			Common Shares ($)
Michael Cowpland, President and Chief Executive Officer	2008 2009 2010	- - -	16,188 1,299 67,326	10,000 15,504	16,188 11,299 82,830
John Chapman, Chief Financial Officer (CHAPMAN CFO Resources Inc.)	2008 2009 2010	21,485 48,074 45,824	15,589 7,220 -	- - -	37,074 55,294 45,824
Roberto Campagna (2), Vice President, Sales	2008 2009 2010	115,824 63,929 -	5,735 853 -	- - -	121,559 64,782 -
Phil Scavo (3), Vice President Business Development	2008 2009 2010	115,824 67,289 -	5,416 853 -	- - -	121,240 68,142 -

(1)
Represents the compensation expense incurred by the Company for the years ended March 31, 2008, March 31, 2009, and March 31, 2010 respectively, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s Financial Statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

(2)	On January 2, 2009, Roberto Campagna, Vice President of Sales and Marketing of ZIM, departed the Company.
(3)	On April 29, 2009 Phil Scavo, ZIM’s Vice President of Business Development, Sales and Marketing resigned from the company.

Outstanding Equity Awards At Fiscal Year-End
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Michael Cowpland, President and Chief Executive Officer	47,500	Nil	0.040	08-Apr-10
	95,000	Nil	0.040	07-Jun-10
	326,683	Nil	0.050	19-Sep-10
	66,667	Nil	0.050	30-Sep-10
	10,000	Nil	0.011	08-Dec-10
	263,333	Nil	0.015	30-Dec-10
	200,000	Nil	0.020	17-Feb-11
	130,000	Nil	0.020	17-Feb-11
	120,000	Nil	0.007	29-Apr-11
	100,000	Nil	0.005	18-Nov-11
	100,000	Nil	0.0051	16-Dec-11
	100,000	Nil	0.0021	21-Jul-12
	1,400,000	Nil	0.0021	21-Jul-12
	133,340	Nil	0.0040	12-Aug-12
	62,503	Nil	0.0040	12-Aug-12
	726,702	Nil	0.0190	19-Nov-12
	6,667	Nil	0.0190	19-Nov-12
	406,650	Nil	0.0100	19-Feb-13
	5,710,000	Nil	0.0100	19-Feb-13
John Chapman (CHAPMAN CFO Resources Inc.) Chief Financial Officer	135,938	Nil	0.040	30-Aug-10
	60,938	Nil	0.040	29-Sep-10
	202,500	Nil	0.025	30-Oct-10
	421,875	Nil	0.014	9-Dec-10
	153,125	Nil	0.015	30-Dec-10
	660,938	Nil	0.010	30-Jan-11
	100,000	Nil	0.020	17-Feb-11
	157,031	Nil	0.020	2-Mar-11
	351,563	Nil	0.006	31-Mar-11
	421,875	Nil	0.007	30-Apr-11
	332,813	Nil	0.010	1-Jun-11
	441,406	Nil	0.006	30-Jun-11
	460,938	Nil	0.006	31-Jul-11

All options above vested immediately upon option grant.  All options are granted three years prior to the expiry date.

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

The following table shows compensation of our non-employee directors for the fiscal year ended March 31, 2010.

Name	Option Awards ($)(1)	Common Shares ($)	Total ($)
Steven Houck	2,628	-	2,628
James Stechyson	1,804	15,503	17,307
Donald Gibbs	1,635	-	1,635

(1)
Represents the compensation expense incurred by the Company for the years ended March 31, 2009 and March 31, 2010, respectively, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s Financial Statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs.  All options vest immediately upon option grant.

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

Securities authorized for issuance under equity compensation plans at March 31, 2010 are as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans, excluding the securities reflected in the first column

Equity compensation plans approved by security holders	19,891,445(1)	0.017	6,096,555
Equity compensation plans not approved by security holders	6,010,000(2)	0.010	NIL
Total	25,901,445	0.015	6,096,555

(1)	Represents ZIM common shares issuable upon the exercise of options outstanding under ZIM's Employee Stock Option Plan.
(2)
Represents ZIM common shares issuable upon the exercise of options outstanding and issued outside of ZIM's Employee Stock Option Plan to officers, directors and advisory Board members. During the period from October 13, 2000 to June 25, 2001, ZIM issued an aggregate of 8,285,000 options outside of the Employee Stock Option Plan. Of these options, 145,000 were exercised in the ten months ended March 31, 2004 and 2,030,000 options were cancelled in the fiscal periods ended March 31, 2005 and 2004. The remaining options expired on February 5, 20010 but were reissued with an expiry date of February 19, 2013.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table sets forth, as of June 24, 2010, the number and percentage of our outstanding common shares which are beneficially owned, directly or indirectly, by:

•	each person who is known to us as the beneficial owner of 5% or more of our outstanding common shares;
•	each director and executive officer of ZIM Corporation; and
•	all directors and executive officers of ZIM Corporation as a group.

Beneficial ownership includes shares over which the indicated person has sole or shared voting or investment power and shares which he or she has the right to acquire within 60 days of June 24, 2010. Unless otherwise indicated, the persons listed are deemed to have sole voting and investment power over the shares beneficially owned.

			Common shares
Name	Address	Title	Number		Percentage

Michael Cowpland	234 Perley Court, Ottawa, Ontario	President and CEO	74,675,041	(1)	59.5%

James Stechyson	5597 Goddard Street Monotick, Ontario	Director	17,940,000	(2)	14.6%

Advanced Telecom Services	996 Bold Eagle School Road, Suite 1105, Wayne, PA	N/A	10,000,000	(3)	8.7%

John Chapman (CHAPMAN CFO Resources Inc.)	30 Holitzner Way Ottawa, Ontario	Chief Financial Officer	3,900,940	(4)	3.3%

Steven Houck	401 Hillview Avenue, Palo Alto, CA 94304	Director	510,000	(5)	0.4%

Donald Gibbs	5 Reaney Court, Kanata, Ontario, Canada,K2K 1W7	Director	510,000	(6)	0.4%

All directors and executive officers as a group (5 persons) hold 97,535,981 common shares, which totals 70.7% of ownership.

Applicable percentage of ownership is based upon 115,460,867 common shares outstanding as of June 24, 2010, together with applicable options for such shareholder or group. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 24, 2010 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(1)
The beneficial ownership of Michael Cowpland consists of 51,357,468 common shares owned directly by Dr. Cowpland and 10,005,050 common shares under options, which are currently exercisable or are exercisable within 60 days of June 24, 2010.  In addition, Dr. Cowpland’s ownership includes 4,518,728 common shares owned by Dr. Cowpland's spouse and 8,793,795 common shares owned by a company controlled by Dr. Cowpland's spouse. Dr. Cowpland disclaims beneficial ownership of the shares held by his wife and the company controlled by his wife.

(2)
The beneficial ownership of James Stechyson consists of 10,450,000 common shares. 450,000 are owned directly by Mr. Stechyson and 10,000,000 are owned by Trigen Holdings Incorporated, a company controlled by Mr. Stechyson. 7,490,000 common shares, which he has a right to acquire under stock options are currently exercisable or are exercisable within 60 days of June 24, 2010.

(3)	The beneficial ownership of Advanced Telecom Services Inc. consists of 10,000,000 common shares owned directly.

(4)
The beneficial ownership of John Chapman consists of 3,900,940 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 24, 2010. The options assigned to Mr. Chapman are held by CHAPMAN CFO Resources Inc. in which Mr. Chapman is the controlling shareholder.

(5)
The beneficial ownership of Steven Houck consists of 510,000 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 24, 2010.

(6)
The beneficial ownership of Donald Gibbs consists of 510,000 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 24, 2010.

The Board of Directors has determined that all directors who served on the Board during fiscal 2010, other than Dr. Michael Cowpland and Mr. James Stechyson, are or were “independent” under NASDAQ Listing Rules.  The Board has further determined that the members of the Audit Committee also meet the additional independence requirements of the Securities and Exchange Commission.

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

Change in Ownership of Shareholders Owning More Than 5%

On June 30, 2006, Dr. Cowpland acquired 18,024,591 of our common shares upon the conversion of a line of credit held by Dr. Cowpland with an aggregate principal amount of approximately $454,000 and a cash purchase of approximately $267,000.  Both the conversion of the debt and the cash purchase relates to a private placement for units offered by the Issuer at $0.04 per unit.  Each unit consisted of one Common Share and one warrant, with each warrant being exercisable for 15 months into one Common Share at an exercise price of $0.04 per share.

On December 4, 2007, Dr. Cowpland acquired 7,398,912 of our common shares and warrants to purchase 7,398,912 of the our common shares upon the conversion of amounts owed by us to Dr. Cowpland under a credit facility in an aggregate amount (including interest) of approximately $103,585. The common shares and warrants were acquired in a private placement for units offered by us at $0.014 per unit.  Each unit consisted of one common share and one warrant, with each warrant being exercisable for 15 months into one common share at an exercise price of $0.014 per share.

On February 28, 2009, Dr. Cowpland acquired 5,000,000 of the Issuer's common shares as compensation in lieu of salary for services provided to the Company.

On February 28, 2009, Mr. Stechyson acquired 5,000,000 of the Issuer's common shares as compensation in lieu of cash for services provided to the Company.

On June 24, 2009, Dr. Cowpland acquired 5,000,000 of the Issuer's common shares as compensation in lieu of salary for services provided to the Company.

On June 24, 2009, Mr. Stechyson acquired 5,000,000 of the Issuer's common shares as compensation in lieu of cash for services provided to the Company.

Voting Rights

Major Shareholders of the Company do not hold any special voting rights.

Location of Stock Holdings

66,455,035 (57.6%) of ZIM’s common shares are held outside of the United States. The number of shareholders of record is 994.

Control

The Company is not owned or controlled directly or indirectly by another corporation, foreign government or by any other natural of legal person(s) severally or jointly.

ITEM 7B.	RELATED PARTY TRANSACTIONS Not Applicable
ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Refer to Item 18 for Consolidated Financial Statements

ITEM 9.	THE OFFER AND LISTING

OFFER AND LISTING DETAILS

"Bid" and "asked" offers for our common shares are quoted on the Over-the-Counter Bulletin Board ("OTCBB"). Our common shares have been quoted on the OTCBB under the symbol "ZIMCF" since October 16, 2003. The following table shows the high and low closing prices of our common shares for the periods indicated as reported by the OTCBB. The OTCBB quotations reflect inter-dealer prices, are without retail markup, markdown or commission, and may not represent actual transactions.

PERIOD	HIGH	LOW

Fiscal 2006	$ 0.2200	$ 0.0600
Fiscal 2007	$ 0.1400	$ 0.0200
Fiscal 2008	$ 0.0600	$ 0.0100
Fiscal 2009	$ 0.0100	$ 0.0020
Fiscal 2010	$ 0.0200	$ 0.0020

Fiscal 2009 First Quarter	$ 0.0100	$ 0.0060
Fiscal 2009 Second Quarter	$ 0.0090	$ 0.0050
Fiscal 2009 Third Quarter	$ 0.0090	$ 0.0021
Fiscal 2009 Fourth Quarter	$ 0.0089	$ 0.0020
Fiscal 2010 First Quarter	$ 0.0089	$ 0.0021
Fiscal 2010 Second Quarter	$ 0.0040	$ 0.0021
Fiscal 2010 Third Quarter	$ 0.0300	$ 0.0031
Fiscal 2010 Fourth Quarter	$ 0.0200	$ 0.0101

Fiscal 2010 January 2010	$ 0.0101	$ 0.0101
Fiscal 2010 February 2010	$ 0.0149	$ 0.0100
Fiscal 2010 March 2010	$ 0.0200	$ 0.0100
Fiscal 2011 April 2010	$ 0.0100	$ 0.0070
Fiscal 2011 May 2010	$ 0.0200	$ 0.0050
Fiscal 2011 June 2010	$ 0.0100	$ 0.0100

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

RECENT SALES OF UNREGISTERED SECURITIES

On December 4, 2007, we issued to Michael Cowpland, our Chief Executive Officer and controlling shareholder, 7,398,912 units, each consisting of one common share and one warrant to purchase a common share, for $0.014 per unit. Mr. Cowpland acquired the units through the conversion of debt and accumulated interest in the amount of $103,585. The units were priced at $0.014 per unit, which represented the closing market price of ZIM’s common shares on the OTCBB on December 3, 2007. The warrants expired on March 3, 2009. We issued the units in reliance upon the exemption from the registration requirement of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(2) of the Securities Act. Dr. Cowpland is an accredited investor who was afforded full opportunity to obtain material information about the Company, and no general solicitation was involved. In addition, the securities were sold in an "offshore transaction" as defined in Regulation S, under the Securities Act, and in compliance with applicable exemptions under Canadian securities laws.

ITEM 10.                      ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not Applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

ZIM was incorporated under the federal laws of Canada on October 17, 2002 in order to purchase ZIM Technologies International Inc. ("ZIM Technologies"), which was formed in 1997 to acquire the software technology now called the ZIM Integrated Development Environment (the "ZIM IDE software"). On February 10, 2004, ZIM purchased UK-based SMS service firms EPL Communications Limited and E-Promotions Limited (together referred to as "EPL"). During the year ended March 31, 2006, EPL was dissolved and all operations were transferred to ZIM Corporation in Canada. ZIM is also the sole shareholder of ZIM Technologies do Brazil Ltda., a company incorporated in Brazil that distributes the ZIM IDE Software, and PCI Merge, Inc., a Florida based holding company with no operations. Until March 31, 2004, ZIM was the sole shareholder of ZIM Technologies, a Canadian federal corporation and the chief operating company of the ZIM group of companies. On April 1, 2004, ZIM Corporation and ZIM Technologies amalgamated into ZIM Corporation. On April 1, 2006, ZIM purchased a US-based mobile content company called Advanced Internet Inc. (“AIS”).

Other Provisions of Articles and By-laws

There are no provisions in the Articles or By-laws:
•	delaying or prohibiting a change in control of our company that operate only with respect to a merger, acquisition or corporate restructuring;
•	discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares;
•	requiring disclosure of share ownership; or
•	governing changes in capital, where such provisions are more stringent than those required by law.

For further details refer to Exhibits:

1.1	Articles of Incorporation of the Registrant (Incorporated by reference to the Registrant's Registration Statement on Form S-4 filed on November 1, 2002 (No. 333-100920))
1.2	By-Laws of the Registrant (Incorporated by reference to the Registrant's Registration Statement on Form S-4 filed on November 1, 2002 (No. 333-100920))

C. MATERIAL CONTRACTS

The Company entered into one material contract, not in the ordinary course of business, during the last two fiscal years ended March 31, 2010. See exhibit 4.16 “Surrender and Conversion Agreement by and between Michael Cowpland and ZIM Corporation dated December 4, 2007.

On December 4, 2007, we issued to Michael Cowpland, our Chief Executive Officer and controlling shareholder, 7,398,912 units, each consisting of one common share and one warrant to purchase a common share, for $0.014 per unit. Mr. Cowpland acquired the units through the conversion of debt and accumulated interest in the amount of $103,585. The units were priced at $0.014 per unit, which represented the closing market price of ZIM’s common stock on the OTCBB on December 3, 2007. The warrants expired on March 3, 2009. See Exhibit 4.16 for further details of this contract.

In the first quarter of fiscal 2010, the Company negotiated an out of court settlement of an unrecognized claim. The full amount of the settlement was $214,961, subject to certain terms. Due to the inherent uncertainty of this contingent gain it was to be recorded at the time funds were received. As of March 31, 2010, $171,400 has been received and has been recorded as gain on settlement for the year ended March 31, 2010. It is uncertain if the remainder of the settlement will be received.

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

If an investment is reviewable under the Investment Canada Act, an application for review in the form prescribed is normally required to be filed with Industry Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the Canadian business that is the subject of the investment. Different rules apply if the Minister determines that the investment may be injurious to Canada’s national security. Certain transactions relating to ZIM’s common stock would be exempt from the Investment Canada Act, if they are not found to be potentially injurious to Canada’s national security by the Minister responsible for the Investment Canada Act, including:
•	the acquisition of the Company’s common stock by a person in the ordinary course of that person’s business as a trader or dealer in securities;
•
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

Dividends

Dividends paid on the Company’s common shares to a non-resident holder will be subject under the Income Tax Act to withholding tax which tax is deducted at source by the Company. The withholding tax rate for dividends prescribed by the Income Tax Act is 25% but this rate may be reduced under the provisions of an applicable tax treaty. Under the Treaty, the withholding tax rate is reduced to 15% on dividends paid by the Company to a resident of the United States who is the beneficial owner of such dividend and is eligible to benefits under the Treaty. The rate is further reduced to 5% where the beneficial owner of the dividend is a corporation resident in the United States that is eligible for benefits under the Treaty and that owns at least 10% of the voting stock of the Company.

Capital Gains

A non-resident, of Canada, holder is not subject to tax under the Income Tax Act in respect of a capital gain realized upon the disposition of a common share of the Company unless such share is (or is deemed to be) “taxable Canadian property” (as defined in the Income Tax Act) of the non-resident holder. In the case of a non-resident holder resident in the United States who is eligible for benefits under the Treaty and for whom stock of the Company are taxable Canadian property, no Canadian taxes will generally be payable on a capital gain realized on such stock by reason of the Treaty unless the value of such stock is derived principally from real property situated in Canada.

United States Federal Income Tax Consequences

The following is a general discussion of the material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Material Canadian Federal Income Tax Consequence”).

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

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Controlled Foreign Company

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would affect many complex results one of which is the inclusion of certain income of a (“CFC”) which is subject to current U.S. tax.

The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a “passive foreign investment company” (“PFIC”) and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC.

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

1.             SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings. A hypothetical 10% change in the value of one Brazilian real expressed in U.S. dollars during the year ended March 31, 2010 would have caused an approximate $91,858 change in the Company’s revenue for the fiscal year 2010. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies:

Cash includes the following amounts in their source currency:

	March 31, 2010	March 31, 2009	March 31, 2008

Canadian dollars	270,302	195,128	67,532
US dollars	22,724	24,089	48,383
Brazilian reals	1,522,507	1,044,602	297,311
British pounds	5,980	4,425	4,569
Euros	5,643	993	4,198

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2010	March 31, 2009	March 31, 2008

Canadian dollars	37,566	31,455	51,702
US dollars	102,627	62,944	33,092
Brazilian reals	133,052	147,730	139,328
British pounds	834	589	14,689
Euros	6,521	2,953	7,387

 Accounts payable include the following amounts payable in their source currency:

	March 31, 2010	March 31, 2009	March 31, 2008

Canadian dollars	9,079	1,798	7,114
US dollars	2,772	3,801	5,298
Brazilian reals	26,964	27,317	23,210
British pounds	-	166	-
Euros	-	-	10,469

Accrued liabilities include the following accruals in their source currency:

	March 31, 2010	March 31, 2009	March 31, 2008

Canadian dollars	29,202	35,789	96,261
US dollars	6,622	10,247	10,013
Brazilian reals	21,694	18,747	31,812
British pounds	-	-	238

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

Concentrations of credit risk in accounts receivable are indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2010	March 31, 2009	March 31, 2008

Canada	16%	16%	25%
North America, excluding Canada	46%	40%	29%
South America	33%	41%	39%
Great Britain	1%	1%	1%
Europe, excluding Great Britain	4%	2%	6%
	100%	100%	100%

FAIR VALUE

The carrying values of cash, accounts receivable, investment tax credits receivable, line of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We are a small company with 14 full-time employees as of March 31, 2010, and we depend to a great extent on principal members of our management staff.  If we lose the services of any key personnel, in particular Dr. Michael Cowpland, our President and Chief Executive Officer, the loss could significantly impede the achievement of our research and development objectives and delay our product development programs and commercialization of our product candidates.  We do not currently have any key man life insurance policies.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART TWO

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2010.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below related to our financial reporting processes and information technology security protocols.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief executive Officer and Chief Financial officer, we concluded an evaluation of effectiveness of our internal control over financial reporting as of March 31, 2020 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation concluded that our controls are inadequate.

Our principal deficiency was inadequate staffing and supervision that could lead to the untimely identification and resolution of accounting and disclosure matters. Other significant deficiencies that contributed to the material weakness were:

•	Inadequate segregation of duties and cross training;
•	Continued reliance on manual systems to account for revenue and expenses; and
•	Weaknesses in third party billing systems for the Ringingphone.com and Monstertones.com databases with respect to the relationship between recurring payment processing and account updates.

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

Our Board of Directors has adopted a code of conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our Chief Executive Officer, Chief Financial Officer, Vice Presidents and any other persons who perform similar functions for us. Our code of business conduct and ethics is posted on our website at www.ZIM.biz. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the most recent three fiscal year ends, we were billed for audit, audit-related, tax and other services provided by our Independent Registered Public Accounting Firm, Raymond Chabot Grant Thornton LLP, as follows:
	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
Audit fees	73,029	84,597	131,515
Audit-Related Fees	5,971	-	-
Tax fees	9,645	9,264	9,742
All Other Fees	-	-	-
Total	88,645	93,861	141,257

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

Audit-Related Fees. Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of ZIM’s consolidated financial statements and are not reported under Audit Fees above. These services included consultations concerning financial accounting and reporting standards, as well as review and comment to the Company’s responses to inquiry letters received from the different securities and state commissions in the U.S..

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

All audit and tax fees are estimated by the Independent Registered Public Accounting Firm and approved by the audit committee before they are performed. There were no significant differences between the approved estimates and final fees for fiscal years 2008, 2009 and 2010.

The audit committee's policy is to pre-approve all audit and permissible non-audit services provided by the Independent Registered Public Accounting Firm. These services may include audit services, audit-related services, tax services and other services. The policy prohibits retention of the Independent Registered Public Accounting Firm to perform the prohibited non-audit functions defined in section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The Independent Registered Public Accounting Firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the Independent Registered Public Accounting Firm in accordance with this pre-approval and the fees for the services performed to date.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART THREE
ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of ZIM Corporation

We have audited the accompanying consolidated balance sheets of ZIM Corporation and subsidiaries as of March 31, 2010 and 2009 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ZIM Corporation and subsidiaries as of March 31, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Raymond Chabot Grant Thornton LLP
---------------------------------------------
Raymond Chabot Grant Thornton LLP
Ottawa, Canada
June 24, 2010

ZIM Corporation
Consolidated Statements of Operations
(Expressed in US dollars)

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	$	$	$
Revenue
Mobile	320,784	367,723	843,162
Software	1,276,681	1,463,818	1,147,518
Total revenue	1,597,465	1,831,541	1,990,680

Operating expenses
Cost of revenue	178,462	256,694	384,166
Selling, general and administrative	1,047,627	1,213,709	1,654,269
Research and development	482,629	457,979	512,287
Total operating expenses	1,708,718	1,928,382	2,550,722

Loss from operations	(111,253)	(96,841)	(560,042)

Other income:
Gain on disposition of assets	43	247	134,267
Gain on settlement of liability	-	-	77,385
Gain on settlement	171,400	-	-
Interest income (expense), net	30,615	10,563	(1,174)
Total other income	202,058	10,810	210,478

Income (loss) before income taxes	90,805	(86,031)	(349,564)
Income tax benefit	213,962	239,544	432,100
Net income	304,767	153,513	82,536

Basic and diluted income per share	0.003	0.002	0.001

Weighted average number of shares outstanding	113,132,100	96,337,579	90,326,103

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation
Consolidated Statements of Shareholders' Equity
(Expressed in US dollars)

	Number of common shares issued	Common shares	Additional paid- in-capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders' equity
		$	$	$	$	$

Balance as at March 31, 2007	88,061,955	19,047,850	2,455,552	(21,471,144)	303,887	336,145

Shares issued on debt conversion	7,398,912	63,939				63,939

Stock options granted			132,822			132,822

Warrants issued on debt conversion			36,991			36,991

Comprehensive income

Net income				82,536

Cumulative translation adjustment					10,001

Total comprehensive income						92,537

Balance as at March 31, 2008	95,460,867	19,111,789	2,625,365	(21,388,608)	313,888	662,434

Shares issued in lieu of compensation	10,000,000	20,000				20,000

Stock options granted			20,220			20,220

Comprehensive income

Net income				153,513

Cumulative translation adjustment					(78,977)

Total comprehensive income						74,536

Balance as at March 31, 2009	105,460,867	19,131,789	2,645,585	(21,235,095)	234,911	777,190

The accompanying notes are an integral part of the consolidated financial statements.

ZIM Corporation
Consolidated Statements of Shareholders' Equity (Continued)
(Expressed in US dollars)

	Number of common shares issued	Common shares	Additional paid- in-capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders' equity
		$	$	$	$	$

Balance as at March 31, 2009	109,460,867	19,131,789	2,645,585	(21,235,095)	234,911	777,190

Shares issued in lieu of compensation	10,000,000	31,007				31,007

Stock options granted			81,177			81,177

Comprehensive income

Net income				304,767

Cumulative translation adjustment					232,407

Total comprehensive income						537,174

Balance as at March 31, 2010	115,460,867	19,162,796	2,726,762	(20,930,327)	467,317	1,426,548

The accompanying notes are an integral part of the consolidated financial statements.

ZIM Corporation
Consolidated Statements of Cash Flows
(Expressed in US dollars)

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	$	$	$
OPERATING ACTIVITIES
Net income	304,767	153,513	82,536
Items not involving cash:
Depreciation of property and equipment	51,038	57,183	87,107
Gain on disposition of assets	(43)	(247)	(134,267)
Gain on settlement of liability	-	-	77,385
Stock-based compensation	112,184	40,220	132,822
Write off of accounts receivable	-		21,461
Write off of accounts payable	-		(196,403)
Changes in operating working capital:
Decrease (increase) in accounts receivable	(67,630)	45,408	92,192
Decrease (increase) in investment tax credits	(16,160)	208,697	(279,260)
Decrease (increase) in prepaid expenses	(359)	20,766	(1,855)
Increase (decrease) in accounts payable	9,526	(23,575)	17,736
Increase (decrease) in accrued liabilities	791	(90,390)	8,757
Increase (decrease) in deferred revenue	23,481	19,076	(68,899)
Cash flows provided by (used in) operating activities	417,595	430,651	(315,458)
INVESTING ACTIVITIES
Purchase of property and equipment	(6,117)	(19,581)
Proceeds on sale of assets	43	247	137,139
Purchase of investment	(95,147)	-	-
Cash flows provided by (used in) investing activities	(101,221)	(19,334)	137,139
FINANCING ACTIVITIES
Proceeds from loan from related party	-	-	48,260
Cash flows provided by financing activities	-	-	48,260
Effect of changes in exchange rates on cash	204,293	(71,046)	(11,635)
Increase (decrease) in cash and cash equivalents	520,667	340,271	(141,694)
Cash and cash equivalents, beginning of year	640,214	299,943	441,637
Cash and cash equivalents, end of year	1,160,881	640,214	299,943

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation Consolidated Balance Sheets
(Expressed in US dollars)

	March 31, 2010	March 31, 2009
ASSETS	$	$
Current assets
Cash and cash equivalents	1,160,881	640,214
Accounts receivable, net	224,444	156,814
Investment tax credits receivable	236,235	220,075
Prepaid expenses	45,068	44,709
	1,666,628	1,061,812

Investment	95,147	-
Property and equipment, net	65,844	95,119
	1,827,619	1,156,931
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	26,858	17,332
Accrued liabilities	47,557	46,766
Deferred revenue	315,339	291,858
	389,754	355,956
Deferred rent	11,317	23,785

Shareholders' equity:
Preferred shares, no par value, non-cumulative
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at March 31, 2010 and 2009.	-	-
Special shares, no par value, non-voting,
participating, convertible into common shares on a one-for-one basis at any time at the option of the holder and automatically on the earlier of (i) the fifth day following the date of issuance of a receipt for a final prospectus qualifying the common shares issuable upon conversion of the special shares; or (ii) June 1, 2004. Unlimited authorized shares; issued and outstanding NIL shares at March 31, 2010 and 2009.	-	-
Common shares, no par value,
Unlimited authorized shares; 115,460,867 shares issued and outstanding as at March 31, 2010 and 105,460,867 shares as at March 31, 2009.	19,162,796	19,131,789
Additional paid-in capital	2,726,762	2,645,585
Accumulated deficit	(20,930,327)	(21,235,095)
Accumulated other comprehensive income	467,317	234,911
	1,426,548	777,190
	1,827,619	1,156,931

The accompanying notes are an integral part of these consolidated financial statements.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

1 - NATURE OF OPERATIONS

COMPANY OVERVIEW

ZIM Corporation (“ZIM” or the “Company”) is a provider of software products and services for the database and mobile markets. ZIM products and services are used by enterprises in the design, development and management of business, database and mobile applications. ZIM also provides mobile content to the consumer market.

BUSINESS DEVELOPMENT

ZIM was formed under the laws of Canada on October 17, 2002 in order to purchase ZIM Technologies International Inc. (“ZIM Technologies”), which was formed in 1997 to acquire the software technology now called the ZIM Integrated Development Environment (the “ZIM IDE software”). On February 10, 2004, ZIM purchased UK-based short messaging service (“SMS”) firms EPL Communications Limited and E-Promotions Limited (together referred to as “EPL”). During the fiscal year ended March 31, 2006, EPL was dissolved and all operations were transferred to ZIM Corporation in Canada. ZIM is also the sole shareholder of ZIM Technologies do Brazil Ltda., a company incorporated in Brazil that distributes the ZIM IDE Software, and PCI Merge, Inc., a Florida based holding company with no operations. Until March 31, 2004, ZIM was the sole shareholder of ZIM Technologies, a Canadian federal corporation and the chief operating company of the ZIM group of companies. On April 1, 2004, ZIM Corporation and ZIM Technologies amalgamated into ZIM Corporation. On April 1, 2006, ZIM purchased a US-based mobile content company called Advanced Internet Inc. (“AIS”).

BUSINESS OF THE COMPANY

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and support services to its client base.

Beginning in 2002, the Company expanded its business to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as SMS or text messaging. Although SMS will continue to provide a minimal amount of revenue within the mobile segment of ZIM’s operations, with the acquisition of AIS, the Company shifted its corporate focus to include offering mobile content directly to end users.  In fiscal 2008, ZIM added the ZIM TV service and in partnership with the International Table Tennis Federation (“ITTF”) provided development and hosting services for IPTV to ITTF end users. However, due to low sales volumes ZIM exited this market in fiscal 2009.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition. Inter-company transactions and balances are eliminated upon consolidation.

USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the period.  Estimates have been made by management in several areas, including, but not limited to, the realizability of accounts receivable, the valuation allowance associated with deferred income tax assets, investment tax credits, expected useful life of property and equipment, the fair value calculation with respect to the stock options, and the accrued accounts receivable and accrued accounts payable related to our premium SMS business. Actual results may differ from those estimates.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes net loss and other comprehensive income (loss) ("OCI"). OCI refers to changes in net assets from transactions and other events and circumstances other than transactions with shareholders. These changes are recorded directly as a separate component of shareholders' equity and excluded from net income. The only other comprehensive income item for the Company relates to foreign currency translation adjustments relating to the translation of the financial statements from their functional currency into the reporting currency.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable are recorded at the invoiced amount net of an allowance for doubtful accounts. The Company determines its allowance for doubtful accounts by considering a number of factors, including the age of the receivable, the financial stability of the customer, discussions that may have occurred with the customer and management's judgment as to the overall collectability of the receivable from that customer. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts in the period of recovery.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

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

The Company recognizes revenue pursuant to the requirements of ASC 605-985 "Software Revenue Recognition". Revenue is recognized using the residual method when Vendor-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. The Company allocates revenue to each undelivered element based on its respective fair value determined by the price charged when that element is sold separately. The Company defers revenue for the undelivered elements and recognizes the residual amount of the arrangement fee, if any.

Under ASC 605-985, revenue is recognized when the following four criteria have been met:

•	persuasive evidence of an arrangement exists;
•	delivery has occurred;
•	the fee is fixed and determinable; and
•	collectability is probable.

The Company records revenue as earned as evidenced by contracts or invoices for its services at prices established by contract, price list and/or fee schedule less applicable discounts. If at the outset of an arrangement the Company determines that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes due. If at the outset of an arrangement the Company determines that the collectability is not probable, revenue is deferred until payment is received.

Collectability is assessed based on the collection history of the client, current economic trends, customer concentrations and customer credit worthiness. Delivery of the software has occurred once the customer has accepted the product or has been provided with permanent keys to the file transfer protocol ("FTP") site. If an arrangement allows for customer acceptance of the software or services, the Company defers revenue recognition until the earlier of customer acceptance or when the acceptance right lapses.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

MAINTENANCE AND CONSULTING REVENUE RECOGNITION

Maintenance revenues are recognized equally over the term of the maintenance contract. The liability relating to the received but unearned portion of maintenance revenues is recognized as deferred revenues.

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

Aggregation services.  Aggregation services occur when ZIM sends messages from its customers through mobile operators to end users on their cell phones. In this situation, the Company contracts with its customers that cannot connect directly to the mobile operators and with the third party mobile operators or other aggregators directly for the transmission of the messages. Net revenues are recognized in the month in which the service is performed, provided no significant ZIM obligations remain. ZIM relies on a number of mobile network operators and other aggregators globally to deliver our services. Generally, (i) within 15 to 45 days after the end of each month, ZIM receives a statement from each of the operators or aggregators confirming the amount of charges billed to that operator's mobile phone users and (ii) within 30 to 90 days after delivering a monthly statement, each operator or aggregator remits the fees for the month to ZIM. ZIM arranges to pay the mobile content provider a set amount per message under a revenue sharing arrangement.  ZIM nets this revenue share fee against the revenue it receives from the mobile operators in accordance with ASC 605.

Revenues are recorded on a net basis as the mobile content provider is the primary obligor in the transaction as they manage and market the content, which ZIM then distributes.  ZIM’s role within the transaction is limited to providing transportation and a billing mechanism for the mobile content provider.

Mobile content portals. On April 1, 2006 ZIM acquired two internet portals offering mobile content.  Consumers are able to download ring tones and wallpapers directly from the internet sites to their mobile phones.  The majority of consumers choose to pay for the content with their credit card with the balance of consumers paying through the use of a premium message.  If they use a premium message to pay for their content, the charge is paid on their cell phone bill.

Revenues from all sales are recorded on a gross basis as ZIM manages and markets the content ZIM distributes. Revenue on mobile content is recognized at the point of sale, when the customer purchases content from the websites.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

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

ADVERTISING

Advertising costs are expensed as incurred. Advertising costs amounted to $NIL for the year ended March 31, 2010 ($NIL for the year ended March 31, 2009, $8,586 for the year ended March 31, 2008).

TRANSLATION OF FOREIGN CURRENCIES

The Company's reporting currency is the US dollar and the functional currency is the Canadian dollar.

The accounts of the Company's subsidiaries that are recorded in the Company's functional currency, the Canadian dollar, translate their foreign currency transactions as follows: gains or losses from foreign currency transactions such as those resulting from the settlement of receivables or payables denominated in foreign currency, are translated at the weighted average exchange rates for the period and are included in the statement of operations of the current period. For the years ended March 31, 2010, 2009, and 2008, the Company recognized a foreign exchange loss of $27,167, a foreign exchange loss of $37,655, and a foreign exchange gain of $22,307, respectively, in the accompanying consolidated statements of operations.

The translation of the Company's financial statements from the functional currency to its reporting currency is performed as follows: All assets and liabilities are translated into US dollars at the rate of exchange in effect at the balance sheet date. Equity transactions are translated at the exchange rate in effect at the date of the transaction. Revenues, expenses and cash flow amounts are translated at the weighted average exchange rates for the period. The resulting translation adjustments are included in other comprehensive income in shareholders' equity.

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

STOCK OPTIONS AND GRANTS

ZIM utilizes the provisions of ASC 718 and ASC 505, which requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation expense over the service period for awards expected to vest.

The company recognized the following expense relating to stock options and grants:

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	$	$	$
Options compensation expense for employees	72,302	5,905	110,331
Options compensation expense for consultants	8,875	14,315	22,491
Stock grant compensation expense for executive officers	31,007	20,000	-
Total expense	112,184	40,220	132,822

All options granted vested on the day of the grant resulting in the Company not having any non-vested awards as of March 31, 2010, March 31, 2009 or March 31, 2008.

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

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008

Risk-free interest rates	0.93%	2.24%	3.19%
Expected volatility	207%	140%	80%
Dividend yield	-	-	-
Expected life of options (years)	2.0	2.0	2.0

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

LONG-LIVED ASSETS AND INVESTMENTS

Long-lived assets and investments are tested for impairment when evidence of a decline in value exists and are adjusted to estimated fair value if the asset is impaired.  ASC 360-10-35 “Accounting for the Impairment or Disposal of Long-Lived Assets”  requires that, whenever events and circumstances indicate that the Company may not be able to recover the net book value of its productive assets, that the assets are deemed impaired and are to be written down to their estimated fair value through a charge to earnings.  The guidance states that fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information.  Under the provisions of ASC 360-10-35, the Company reviewed its long-lived assets and investment for impairment to determine if there were events or changes in circumstances that would indicate that the carrying amount of the assets may not be recoverable through future cash flows. It was determined that no impairment was evident.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

CASH AND CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments that are readily convertibles to cash with maturities of three months or less when purchased.

INTANGIBLE ASSETS

Intangible assets that are determined to have finite lives are amortized using the straight-line method over their estimated useful lives.

RELATED PARTY TRANSACTIONS

Except for the 5,000,000 shares of common stock, valued at $15,504, issued on June 24, 2009 and for the 5,000,000 shares of common stock, valued at $10,000, issued on February 27, 2009 (See Note 11), no remuneration has been recorded in these financial statements for the services of the Chief Executive Officer (CEO). The CEO is also a director and the controlling shareholder.

3 - ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company recognizes any interest accrued related to unrecognized tax benefits in interest and penalties in income tax benefit in the Consolidated Statement of Operations.

At March 31, 2010, the Company had $70,349 in unrecognized tax benefits, related to estimated Investment Tax Credits for research and development in Canada, which would favorably impact the Company’s effective tax rate if subsequently recognized. The unrecognized tax benefits as at March 31, 2009, that were subsequently realized in fiscal 2010, were $40,900. The unrecognized tax benefits as at March 31, 2008, that were subsequently realized in fiscal 2009, were $37,032.

The following table indicates the changes to the Company’s unrecognized tax benefits for the year ended March 31, 1010.

Unrecognized Tax Benefit
Balance at April 1, 2009	$46,164
Foreign exchange effects	($1,335)
Reduction for tax position in 2009	($3,929)
Settlement with taxing authorities in 2010	($40,900)
Addition based on tax position in 2010	$70,349
Balance at March 31, 2010	$70,349

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

4 – GAIN ON SETTLEMENT

In the first quarter of fiscal 2010, the Company negotiated an out of court settlement of an unrecognized claim. The full amount of the settlement was $214,961, subject to certain terms. Due to the inherent uncertainty of this contingent gain, it will be recorded at the time funds are received. As of March 31, 2010, $171,400 has been received and has been recorded as other income. It is uncertain if the company will receive the remainder of the settlement.

5 - INVESTMENT

On October 21, 2009 ZIM Corporation made a $95,147 investment in Seregon Solutions Inc..
Seregon’s Mobile Application Platform (“MAP”) is a rapid application development environment for mobile business applications that dramatically reduces the time, cost and risk of application creation, deployment and maintenance and administration. Seregon-powered applications run on a variety of Smartphones and synchronize with all backend systems and databases. Seregon MAP has been adopted by Independent Software Vendors (“ISVs”) for the development of mobile business applications for Public Safety, Enterprise Resource Planning, Transportation, Computer Aided Facilities Management and other market sectors. The interest in Seregon by ZIM is less than 10% and ZIM has no significant influence, as defined in ASC 323-10, over the corporate decisions of Seregon at this time. Based on these facts, and the guidance provided by ASC 325-20, the investment has been accounted for using the cost method.

The investment consisted of the purchase of 61,480 common shares and 69,677 warrants. Depending on the fiscal 2010 results of Seregon each warrant will either be converted, at no cost to ZIM, to a common share, converted to a portion of common share or expire with no action. The results of Seregon will be available within 90 days of the fiscal year ending June 30, 2010. The maximum benefit to ZIM of this potential conversion of warrants is the gain of an additional 69,677 common shares to a total of 131,157. In the event the additional shares are provided to ZIM it is expected, based on current information, that ZIM will not gain significant influence, nor control, over Seregon.

6 – GAIN ON SETTLEMENT OF LIABILITY

During fiscal 2008, after a two-year period, ZIM abandoned its efforts to locate a supplier which, according to internal estimates of the Company, was owed an amount of $77,385. Management is of the opinion that it made every reasonable effort to contact this supplier, and since the statute of limitations for this liability expired December 31, 2007, the Company de-recognized the accrued liability to this supplier and recorded a gain on settlement of liabilities.

7 - ACCOUNTS RECEIVABLE

	March 31, 2010	March 31, 2009
	$	$
Trade accounts receivable	196,446	140,557
Unbilled trade accounts receivable	37,754	9,098
Allowance for doubtful accounts	(10,654)	(3,913)
Other	898	11,072
	224,444	156,814

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

8 - PROPERTY AND EQUIPMENT
March 31, 2010	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	1,024,046	992,149	31,897
Software	93,262	89,409	3,853
Office furniture and equipment	219,244	210,166	9,078
Voice communications equipment	25,167	21,778	3,389
Leasehold improvements	151,092	133,464	17,623
	1,512,811	1,446,966	65,844

March 31, 2009	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	819,783	783,537	36,246
Software	74,688	69,692	4,996
Office furniture and equipment	176,172	165,262	10,910
Voice communications equipment	20,943	16,509	4,434
Leasehold improvements	121,683	83,150	38,533
	1,213,269	1,118,150	95,119

9 – LINE OF CREDIT

During fiscal 2010, a working capital line of credit was available at approximately $49,222 (equivalent to $50,000 Canadian, the Company’s functional currency) from the Company’s major financial institution. This credit facility is secured by the Company’s assets. In addition, $492,223 (equivalent to $500,000 Canadian, the Company’s functional currency) was available from the Company’s CEO and principal shareholder as an unsecured revolving facility. Amounts drawn on either of these credit facilities bear interest at the prime rate, as published by the Royal Bank of Canada, plus 1.75%.

In order to maintain the working capital line of credit the Company must maintain a Tangible Net Worth of greater than $150,000 Canadian dollars (equivalent to $147,667 US dollars) and a ratio of current assets to current liabilities greater than 1.10:1. During fiscal years 2008, 2009 and 2010 the Company has not been in violation of these covenants.

As at March 31, 2008, March 31, 2009 and March 31, 2010 nothing was drawn down on these lines of credit. The lines of credit do not have defined expiration or renewal dates.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

10 - ACCRUED LIABILITIES

	March 31, 2010	March 31, 2009
	$	$

Employee related accruals	39,552	20,537
Withholding tax accrual	1,317	2,442
Trade	6,688	23,787
	47,557	46,766

11 – COMMON SHARE ISSUE

The Company did not issue any common shares during the years ended March 31, 2010, March 31, 2009 or March 31, 2008 pursuant to the exercise of stock options by employees.

On February 27, 2009, the Company issued 10,000,000 unrestricted common shares to executive officers in lieu of compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to Mr. James Stechyson on approval of the Board of Directors. The share value at the time of the issue was $0.002 and a compensation expense of $20,000 was recognized.

On June 24, 2009, the Company issued 10,000,000 unrestricted common shares to executive officers and consultants in lieu of compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to Mr. James Stechyson on approval of the Board of Directors. The share value at the time of the issue was $0.0031 and a compensation expense of $31,007 was recognized.

On November 12, 2009, the Board of Directors approved a share repurchase plan. Common shares may be repurchased by the company to a maximum of $200 per day and $12,000 per quarter. The repurchase plan has no expiration date. As of March 31, 2010 no shares have been repurchased as part of this plan.

12 - ADDITIONAL PAID IN CAPITAL

During the year ended March 31, 2010, the Company issued options to employees and non-employees, and as a result, additional paid in capital has been increased by $81,177.

During the year ended March 31, 2009, the Company issued options to employees and non-employees, and as a result, additional paid in capital has been increased by $20,220.

During the year ended March 31, 2008, the Company issued options to employees and non-employees, and as a result, additional paid in capital has been increased by $132,822. In addition, $36,991 of additional paid in capital was recognized for the warrants issued on the December 4, 2007 debt conversion.
The increase in additional paid in capital is the value associated with the vesting of options, which is recorded as compensation expense in the statement of operations.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

13 - STOCK OPTIONS

Under ZIM’s Employee Stock Option Plan, the Company may grant options to its officers, directors and employees for up to 27,200,000 common shares. As at March 31, 2010, 19,891,445 (March 31, 2009, 21,383,073 and March 31, 2008, 23,717,089) options were outstanding under the Employee Stock Option Plan. In addition, 6,010,000 (March 31, 2009, 6,010,000 and March 31, 2008, 6,010,000) options were issued outside of ZIM’s Employee Stock Option Plan and are outstanding.  Stock options are granted with an exercise price equal to the common share’s fair market value at the date of grant. Options are granted periodically and both the maximum term of an option and the vesting period are set at the Board's discretion. All options granted in fiscal year 2010 vested on the day of the grant and have a three year term. The expected life of the grants due to forfeitures and exercise of options is estimated based on recent history and is 2 years.

 A summary of the status of the stock options is as follows:

	March 31, 2010		March 31, 2009
	Number of options outstanding	Weighted average exercise price	Number of options outstanding	Weighted average exercise price
		$		$
Options outstanding, beginning of year	27,393,073	0.034	29,727,089	0.069
Granted	10,891,822	0.009	5,693,595	0.006
Exercised	-	-	-	-
Expired	(12,383,450)	0.052	(8,027,611)	0.141
Options outstanding, end of year	25,901,445	0.015	27,393,073	0.034

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

The following table represents a summary of the options outstanding as at March 31, 2010:

	Options outstanding and exercisable
Range of exercise prices	Number outstanding at March 31, 2010	Weighted average remaining contractual life	Weighted average exercise price
$		Years	$
0.002-0.009	8,529,438	2.67	0.005
0.010-0.024	14,108,448	2.95	0.015
0.032-0.047	3,148,559	1.32	0.041
0.050-0.067	100,000	1.20	0.050
0.071-0.080	15,000	1.03	0.071
	25,901,445	2.65	0.015

The weighted average grant-date fair value of options granted in fiscal 2010, 2009, and 2008 were $0.008, $0.004, and $0.012, respectively.

EMPLOYEE AND NON-EMPLOYEE OPTIONS

During the year ended March 31, 2010, 9,259,319 options were granted to employees. In fiscal 2009, 1,505,000 options were granted to employees.

During the year ended March 31, 2010, 1,632,503 options were granted to non-employees. In fiscal 2009, 4,188,595 options were granted to non-employees.

No options have been granted with exercise prices below the market price on the respective grant dates during the year ended March 31, 2010, March 31, 2009 or March 31, 2008.

During the years ended March 31, 2010 and March 31, 2009, certain employees were terminated and are no longer providing any services to ZIM. Under their termination agreements, their option grants were modified and the options were retained and extended to their original term. The options are accounted for in accordance with ASC 718. The intrinsic values of the modified options are to be recognized as compensation expense on the date of modification, which is considered the measurement date. The compensation expense recorded due to the modification of terminated employees’ options was $NIL, as all modified options had no intrinsic value.

WARRANTS

As at March 31, 2010, NIL (March 31, 2009, NIL, March 31, 2008, 8,548,918) warrants were outstanding. 1,150,006 of the warrants outstanding on March 31, 2008 were issued to investors in January 2004 as part of private placements.  On December 4, 2007 the Company issued 7,398,912 warrants as part of a debt conversion. Of the 8,548,918 warrants outstanding as of March 31, 2008, 1,150,006 expired on May 30, 2008 and the remaining 7,398,912 expired on March 3, 2009.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

No warrants were exercised in fiscal 2010, 2009 or 2008.

14 - INTEREST

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	$	$	$

Interest income	40,871	10,611	7,750
Interest expense	(10,256)	(48)	(8,924)
Total	30,615	10,563	(1,174)

15 – SUBSEQUENT EVENT

On June 24, 2010, the Board of Directors approved a resolution for the Company to issue 10,000,000 common shares to executive officers and consultants in lieu of compensation for services provided. 5,000,000 shares will be issued to Dr. Michael Cowpland and 5,000,000 shares will be issued to Mr. James Stechyson. The share value at the time of the resolution was $0.01 and a compensation expense of $100,000 was recognized.

16 - INCOME TAXES

ASC 740 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of not being sustained on an audit, based on the technical merits of the position.

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

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to loss before taxes, as follows:

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	$	$	$
Tax Rate, comprised of a federal rate of 11.00% and a provincial rate of 5.5% (In 2008 Tax Rate comprised of a federal rate of 12.59% and a provincial rate of 5.5%)	16.50%	16.50%	18.09%

Expected Canadian Income Tax (Recovery)	14,983	(14,195)	(63,236)
Change in valuation allowance	(196,532)	146,724	(781,786)
Losses expired during the year	113,410	186,564	585,933
Permanent differences	25,860	61,677	96,127
Effect of changes in rates	96,375	-	177,694
Difference between Canadian and foreign tax rates	(9,465)	1,171	(14,732)
Adjustments to deferred tax assets	(58,475)	(363,427)	-
Refundable tax credits	(200,118)	(258,058)	(432,100)
	(213,962)	(239,544)	(432,100)

The change in valuation allowance for originating temporary differences and losses available for carry forward, is calculated using an effective tax rate of 15.50%, based on the application of the Small Business Deduction. The rate at which such amounts may be realized as disclosed as part of a deferred tax asset and related valuation allowance takes into account the enacted tax rate decreases over the expected period of realization.

Income tax recoveries of $213,962, $239,544 and $432,100 for the years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively, relate to refundable income tax credits for research and development in Canada, net of the tax expense on account of income in Brazil. The investment tax credits are subject to review and approval by taxation authorities and it is possible that the amounts granted will be different from the amounts recorded by the Company.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that gave rise to significant portions of the deferred tax asset and deferred tax liability are as follows:
	March 31, 2010	March 31, 2009	March 31, 2008
	$	$	$
Temporary differences
Losses available for carry forward	720,932	714,392	1,184,576
Property and equipment - differences in net book value and unamortized capital cost	143,234	115,341	131,154
Intangible assets - differences in net book value and tax basis	269,077	230,685	283,456
Unused scientific research and experimental development amounts deductible and investment tax credits available for carry forward	1,086,422	894,830	535,048
Gross deferred tax asset	2,219,665	1,955,248	2,134,234
Valuation allowance	(2,219,665)	(1,955,248)	(2,134,234)
Net deferred tax asset	-	-	-

The Company has federal and provincial non-capital losses available to reduce taxable income in Canada, which expire in the following years:

	Federal	Provincial
	$	$

2014	1,523,767	1,523,767
2015	1,614,041	1,614,041
2026	989,260	989,260
2027 and thereafter	524,106	524,106
	4,651,174	4,651,174

As at March 31, 2010, the Company had accumulated unclaimed federal and provincial scientific research and experimental development deductions of approximately $3,326,074 and $3,326,074, respectively, ($2,729,432 and $2,729,432 in 2009), ($3,085,965 and $4,158,934 in 2008). This amount can be carried forward indefinitely to reduce income taxes payable in future years.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

The Company has federal scientific research and experimental development credits available to reduce income taxes in Canada, which expire in the following years:

2018	1,345
2019	7,247
2021	17,797
2022	348,711
2023	2,239
2034	2,848
Thereafter	8,168
379,718

17 - EARNINGS (LOSS) PER SHARE

For the purposes of the earnings (loss) per share computation, the weighted average number of common shares outstanding has been used. Had the treasury stock method been applied to the unexercised share options, the effect on the earnings per share for the year ended March 31, 2010, would be negligible.

The following securities are considered "in the money" and could potentially dilute the basic earnings per share in the future but have not been included in diluted earnings per share because their effect was negligible:

	March 31, 2010	March 31, 2009	March 31, 2008

Stock options	8,529,438	-	-
Warrants	-	-	-

Total options outstanding at March 31, 2010, 2009 and 2008 were 25,901,445, 27,393,073 and 29,727,089, respectively. Total warrants outstanding at March 31, 2010, 2009 and 2008 were NIL, NIL, and 8,548,918, respectively.

18 - FINANCIAL RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $1,160,881 are comprised of $175,660 in cash and $985,221 in cash equivalents. The cash equivalents of $985,221 at March 31, 2010 ($485,754 at March 31, 2009) are comprised of:

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

Held in Canada:

Renaissance High Interest Savings at 0.70% - $198,211 ($201,343 CDN) – No Maturity
Altamira High Interest Cash Performer at 0.20% - $50,021 – No Maturity

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $736,989 - No Maturity. Of these deposits R$60,000 are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2010	March 31, 2009

Canadian dollars	225,807	195,128
US dollars	68,109	24,089
Brazilian reals	1,522,507	1,044,602
British pounds	4,520	4,425
Euros	4,353	993

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2010	March 31, 2009

Canadian dollars	37,590	31,455
US dollars	102,627	62,944
Brazilian reals	133,105	147,730
British pounds	834	589
Euros	6,521	2,953

 Accounts payable include the following amounts payable in their source currency:

	March 31, 2010	March 31, 2009

Canadian dollars	8,871	1,798
US dollars	2,893	3,801
Brazilian reals	26,964	27,317
British pounds	-	166

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

Accrued liabilities include the following accruals in their source currency:

	March 31, 2010	March 31, 2009

Canadian dollars	29,202	35,789
US dollars	6,622	10,247
Brazilian reals	21,694	18,747

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:
	March 31, 2010	March 31, 2009

Canada	16%	16%
North America, excluding Canada	46%	40%
South America	33%	41%
Great Britain	1%	1%
Europe, excluding Great Britain	4%	2%
	100%	100%
FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

19 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE COMMITMENTS

The Company has the following financial commitments related to minimum rent expenses for facilities:

$
2011	65,634
2012	54,505
2013	54,505
2014	54,505
2015	54,505
2016	31,795
Total	315,450

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

For the year ended March 31, 2010, facilities expense was $110,970 ($127,917 for the year ended March 31, 2009 and $123,786 for the year ended March 31, 2008).

OTHER

The Company is committed to pay an arm's length third party $75,000 upon the listing of ZIM Corporation’s common shares on a national securities exchange.

20.  SUPPLEMENTAL CASH FLOW DISCLOSURE

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	$	$	$
Interest paid	(10,256)	(48)	(8,924)
Income taxes paid	(26,514)	-	-
Income taxes received	260,433	360,470	204,847

Non-Cash Financing Activities:

On December 4, 2007, the Company’s Chief Executive Officer and majority shareholder converted debt of $99,980 and cumulative interest of $3,605 into equity.

21.  SEGMENT REPORTING

The Company operates in two reportable segments: mobile applications and enterprise software. Mobile applications involve providing SMS and other content applications and services for mobile devices. Enterprise software involves providing enterprise software for designing, developing and manipulating database systems and applications.

The Company considers all revenues and expenses to be of an operating nature and accordingly, allocates them to the segments.  Costs specific to a segment are charged directly to the segment.  Company operating expenses are allocated to either of the segments based on gross revenues.  Significant assets of the Company include working capital, an investment and property and equipment.  The accounting policies of the reportable segments are the same as those described in the summary of the significant accounting policies.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

The following table sets forth external revenues, cost of revenues, operating expenses and other amounts attributable to these product lines:

Year ended March 31, 2010	Mobile	Software	Total
	$	$	$

Revenue	320,784	1,276,681	1,597,465
Cost of revenue	80,010	98,452	178,462
Gross margin	240,774	1,178,229	1,419,003

Allocation of operating expenses	259,651	1,270,605	1,530,256
Gain on disposition of assets	(43)	-	(43)
Other income	(171,400)	-	(171,400)
Allocation of interest income, net	(5,195)	(25,420)	(30,615)
Income tax benefit	(36,305)	(177,657)	(213,962)
	46,708	1,067,528	1,114,236

Net income	194,066	110,701	304,767

Year ended March 31, 2009	Mobile	Software	Total
	$	$	$

Revenue	367,723	1,463,818	1,831,541
Cost of revenue	109,549	147,145	256,694
Gross margin	258,174	1,316,673	1,574,847

Allocation of operating expenses	274,050	1,397,638	1,671,688
Gain on disposition of assets	(247)	-	(247)
Allocation of interest income, net	(1,732)	(8,831)	(10,563)
Income tax benefit	(39,270)	(200,274)	(239,544)
	232,801	1,188,533	1,421,334

Net income	25,373	128,140	153,513

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

Year ended March 31, 2008	Mobile	Software	Total
	$	$	$

Revenue	843,162	1,147,518	1,990,680
Cost of revenue	(232,185)	(151,981)	(384,166)
Gross margin	610,977	995,537	1,606,514

Allocation of operating expenses	964,387	1,202,169	2,166,556
Gain on disposition of assets	(134,267)	-	(134,267)
Gain on settlement of liability	(77,385)	-	(77,385)
Allocation of interest expense, net	528	646	1,174
Income tax benefit	(192,338)	(239,762)	(432,100)
	560,925	963,053	1,523,978

Net income	50,052	32,484	82,536

No customers generated over 10% of revenue for the years ended March 31, 2008 or 2010 and one customer generated over 10% of revenue for the year ended March 31, 2009.

The following table sets forth total assets used by each segment:

TOTAL ASSETS	March 31, 2010	March 31, 2009
	$	$
Mobile	367,001	232,280
Software	1,460,618	924,651
Total assets	1,827,619	1,156,931

The following tables set forth external revenues and long-lived assets attributable to geographic areas. External revenues are based on the location of the customer:

	March 31, 2010	March 31, 2009
	$	$
Long-lived assets
Canada	60,907	89,322
Brazil	4,937	5,797
Total long-lived assets	65,844	95,119

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

Total Revenue	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	$	$	$

United States	360,795	410,908	637,665
United Kingdom	45,663	19,713	61,151
Europe	41,944	33,891	60,599
Brazil	917,036	981,484	977,240
Canada	209,578	350,938	232,951
Other	22,449	34,607	21,074
Total revenue	1,597,465	1,831,541	1,990,680

Management evaluates each segment’s performance based upon revenues and gross margins achieved.

22 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASC 105:

In June 2009, the FASB issued the ASC 105 “Accounting Standards Codification”, or Codification. All existing accounting standard documents were superceded by the Codification and the Codification became the source of all authoritative generally accepted accounting principles, or GAAP, except for rules and interpretive releases from the SEC, which are still sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become non-authoritative. The Codification is effective for interim and annual periods ending after September 15, 2009, and ZIM began using the new guidelines and numbering systems prescribed by the Codification when referring to GAAP during the period ended September 30, 2009. As the Codification was not intended to change or alter existing GAAP, it did not have any impact on ZIM’s financial position or results of operations.

ASC 320-10:

In April 2009, the FASB issued ASC 320-10, "Recognition and Presentation of Other-Than-Temporary Impairments", to change the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of an impairment charge to be recorded in earnings. ASC 320-10 also requires enhanced disclosures, including the Company's methodology and key inputs used for determining the amount of credit losses recorded in earnings.  ZIM adopted ASC 320-10 during the quarter ended June 30, 2009 and the adoption had no impact on ZIM’s financial position or results of operations.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

ASC 605-25:

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition - Multiple-Deliverable Revenue Arrangements,” which amends guidance in ASC 605-25, “Revenue Recognition: Multiple-Element Arrangements.” The guidance will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics. It also provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. It also requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of the selling price. The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements.

The authoritative guidance requires new and expanded disclosures and is applied prospectively to revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 or retrospectively for all periods presented. ZIM will adopt the authoritative guidance on April 1, 2011. Management is currently assessing the impact of the adoption of this authoritative guidance will have, if any, on the Company’s consolidated financial statements.

ASC 805

On April 1, 2009, the FASB issued an amendment to ASC 805, “Business Combinations.” The amendment was issued to address application issues regarding accounting and disclosure provisions for contingencies.  The guidance also provides subsequent accounting guidance for contingent assets and liabilities recognized at the acquisition date and amends the disclosure requirements for contingencies. The FSP applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. ZIM will adopt and utilize the methods stipulated in ASU 805 for all future transactions of this nature.

ASC 825 - 10:

In April 2009, the FASB issued ASC 825-10, "Interim Disclosures about Fair Value of Financial Instruments", which requires public entities to disclose in their interim financial statements the fair value of all financial instruments within the scope of FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments", as well as the method(s) and significant assumptions used to estimate the fair value of those financial instruments. ZIM adopted the provisions of ASC 825-10 by including the required additional financial statement disclosures for its first quarter ended June 30, 2009.  The adoption of ASC 825-10 had no financial impact on ZIM’s financial position or results of operations.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

ASC 855 - 10:

In May 2009, the FASB issued ASC 855-10, "Subsequent Events". ASC 855-10 introduces the concept of financial statements being available to be issued and requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.  ASC 855-10 is effective for interim and annual reporting periods ending after June 15, 2009. ZIM adopted ASC 855-10 effective September 30, 2009 and included the required disclosure in Note 15 - "Subsequent Events". ASC 855-10 did not have a material impact on ZIM’s financial position or results of operations.

In February 2010, the FASB issued ASU 2010-9, “Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements”. ASU 2010-9 amends disclosure requirements within subtopic 855-10. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This change alleviates potential conflicts between Subtopic 855-10 and the SEC's requirements. ASU 2010-9 is effective for interim and annual periods ending after June 15, 2010. The Company does not expect the adoption of ASU 2010-09 to have a material impact on its consolidated results of operations or financial position.

ASC 985 - 605:

In October 2009, the FASB issued ASU No. 2009-14, “Certain Revenue Arrangements that Include Software Elements,” which amends guidance in ASC 985-605, “Software,” which focuses on determining which arrangements are included or excluded from the scope of existing software revenue guidance under ASC 985. This guidance removes non-software components of tangible products and certain software components of tangible products from the scope of the existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The authoritative guidance may be applied prospectively to revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 or retrospectively for all arrangements in the period presented. ZIM will adopt the authoritative guidance on April 1, 2011. Management is currently assessing the impact of the adoption of this authoritative guidance will have, if any, on the Company’s consolidated financial statements.

ASU 2010-13:

In April, 2010, the FASB issued Accounting Standards Update 2010-13 (ASU 2010-13), "Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades".  This update addresses whether an employee stock option should be classified as a liability or as an equity instrument if the exercise price is denominated in the currency in which a substantial portion of the entity’s equity securities trade. That currency may differ from the entity’s functional currency and from the payroll currency of the employee receiving the option.  The guidance requires equity treatment for share-based payment awards that have an exercise price denominated in the currency of the market in which a substantial portion of the company’s equity shares trade, assuming all other criteria for equity classification are met. The final consensus is consistent with the guidance in the proposed ASU on this Issue, except that it clarifies that an entity cannot choose to account for such awards as a liability if the award otherwise qualifies for equity classification.  The amended guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning on or after December 15, 2010. In the period of adoption, entities must record a cumulative effect adjustment to the opening balance of retained earnings for that year, presented separately for all outstanding awards as of the beginning of the fiscal year in which the new guidance is initially applied.  Early adoption is permitted. If an entity elects early application and the period of adoption is not the first reporting period in the entity’s fiscal year, the amended guidance must be applied through retrospective application from the beginning of the entity’s fiscal year.  Management is currently assessing the impact of the adoption of this authoritative guidance will have, if any, on the Company's consolidated financial statements.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

 ASU 2010-17:

In April 2010, the FASB issued Accounting Standards Update 2010-17 (ASU 2010-17), “Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition”. The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. If a vendor elects early adoption and the period of adoption is not the beginning of the entity’s fiscal year, the entity should apply the amendments retrospectively from the beginning of the year of adoption. The Company does not expect the provisions of ASU 2010-17 to have a material effect on the financial position, results of operations or cash flows of the Company.

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

ZIM Corporation
(Registrant)

By /s/ Michael Cowpland
------------------------------------
Michael Cowpland (President and CEO)
Date: July 19, 2010

EXHIBIT INDEX

Exhibit                      EXHIBIT
Number
1.1	Articles of Incorporation of the Registrant (Incorporated by reference to the Registrant's Registration Statement on Form S-4 filed on November 1, 2002 (No. 333-100920))
1.2	By-Laws of the Registrant (Incorporated by reference to the Registrant's Registration Statement on Form S-4 filed on November 1, 2002 (No. 333-100920))
4.10	Employee Stock Option Plan, as amended September 22, 2005 (Incorporated by reference to Appendix A to the Registrant’s Proxy Statement filed August 19, 2005)
4.11	Form of Stock Option Agreement under Employee Stock Option Plan (Incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-KSB filed June 28, 2006)
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

8.1 *	List of subsidiaries of the Registrant
12.1 *	Certification by the Chief Executive Officer, Michael Cowpland, pursuant to Exchange Act Rules 13(a)-14(a) and 15d-14(a)
12.2 *	Certification by the Chief Financial Officer, John Chapman, pursuant to Exchange Act Rules 13(a)-14(a) and 15d-14(a)
13.1 *	Certification by the Chief Executive Officer, Michael Cowpland, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 *	Certification by the Chief Financial Officer, John Chapman, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1 *	Consent of Raymond Chabot Grant Thornton LLP, an independent registered public accounting firm
*	Filed herewith.