Form 20-F
period 2011-03-31
ZIM CORP
filed 2011-07-20
CIK 1124160

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2011.
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

125,460,867 common shares outstanding as of March 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☒     No  ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☐     No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
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

A.            Selected Financial Data

The following selected consolidated statements of operations data for the fiscal years ended March 31, 2011, 2010, and 2009 and consolidated balance sheet data as of March 31, 2011 and 2010 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page 52.  The following selected consolidated statements of operations data for the fiscal years ended March 31, 2008 and 2007 and consolidated balance sheet data as of March 31, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

All references to dollars ($) in this Annual Report are expressed in United States dollars, unless otherwise indicated.

Consolidated Statements of Operations
	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	$	$	$	$	$

Revenue	2,009,771	1,597,465	1,831,541	1,990,680	2,195,184
Operating expenses	2,009,556	1,708,718	1,928,382	2,550,722	4,439,222
Income (loss) from operations	215	(111,253)	(96,841)	(560,042)	(2,244,038)

Other income	108,278	202,058	10,810	210,478	5,296
Income (loss) before income taxes	108,493	90,805	(86,031)	(349,564)	(2,238,742)

Income tax benefit	258,304	213,962	239,544	432,100	302,555
Net income (loss)	366,797	304,767	153,513	82,536	(1,936,187)

Basic and diluted earnings (loss) per share	0.003	0.003	0.002	0.001	(0.023)

Weighted average number of shares outstanding	123,125,251	113,132,100	96,337,579	90,326,103	83,376,475

Consolidated Statements of Cash Flows
	Year ended March 31,2011	Year ended March 31,2010	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	$	$	$	$	$
Cash flows provided by (used in) operating activities	569,608	417,595	430,651	(315,458)	198,143
Cash flows provided by (used in) investing activities	(72,719)	(101,221)	(19,334)	137,139	(87,402)
Cash flows provided by financing activities	-	-	-	48,260	48,560
Effect of changes in exchange rates on cash	113,220	204,293	(71,046)	(11,635)	45,301
Increase (decrease) in cash and cash equivalents	610,109	520,667	340,271	(141,694)	204,602
Cash and cash equivalents, beginning of year	1,160,881	640,214	299,943	441,637	237,035
Cash and cash equivalents, end of year	1,770,990	1,160,881	640,214	299,943	441,637

Consolidated Balance Sheets
	As at March 31, 2011	As at March 31, 2010	As at March 31, 2009	As at March 31, 2008	As at March 31, 2007
	$	$	$	$	$
ASSETS
Current assets
Cash and cash equivalents	1,770,990	1,160,881	640,214	299,943	441,637
Accounts receivable, net	118,429	224,444	156,814	202,222	315,875
Investment tax credits receivable	273,096	236,235	220,075	428,772	149,512
Other tax credits	53,107	-	-	-	-
Prepaid expenses	34,627	45,068	44,709	65,475	63,620
	2,250,249	1,666,628	1,061,812	996,412	970,644

Long term deposit	9,722	-	-	-	-
Investment	113,190	95,147	-	-	-
Intangible assets	47,200	-	-	-	-
Property and equipment, net	38,880	65,844	95,119	162,738	230,291
	2,459,241	1,827,619	1,156,931	1,159,150	1,200,935

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	30,974	26,858	17,332	40,906	296,958
Accrued liabilities	89,333	47,557	46,766	137,156	128,399
Deferred revenue	241,785	315,339	291,858	272,782	341,681
Due to a shareholder	-	-	-	-	43,305
	362,092	389,754	355,956	450,844	810,343
Deferred rent	-	11,317	23,785	45,872	54,447

Shareholders' equity:
Preferred shares, no par value, non-cumulative	-	-	-	-	-
Common shares, no par value	19,262,796	19,162,796	19,131,789	19,111,789	19,047,850
Additional paid-in capital	2,798,274	2,726,762	2,645,585	2,625,365	2,455,552
Accumulated deficit	(20,563,530)	(20,930,327)	(21,235,095)	(21,388,608)	(21,471,144)
Accumulated other comprehensive income	599,608	467,317	234,911	313,888	303,887
	2,097,148	1,426,548	777,190	662,434	336,145
	2,459,241	1,827,619	1,156,931	1,159,150	1,200,935

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

You should carefully consider the risks set forth directly below, and other cautionary statements throughout this report. If any event arising from these risks occurs, our business prospects, financial condition, results of operations and cash flows could be materially adversely affected.

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

We believe that our future success depends on our ability to significantly increase revenue from our operations. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by technology and innovation companies. These risks include our ability to:

●	Offer competitive pricing for our services;

●	Offer new and innovative mobile products;

●	Maintain our current relationships and develop new strategic relationships;

●	Attract and retain qualified employees;

●	Maintain our current customer and user base of our IDE software; and

●	Offer new and innovative upgrades to our IDE software.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDS IN A TIMELY MANNER OR ON ACCEPTABLE TERMS, WE MAY HAVE TO CURTAIL OR SUSPEND CERTAIN ASPECTS OF OUR BUSINESS OPERATIONS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS RELATIONSHIPS, FINANCIAL RESULTS, FINANCIAL CONDITION AND PROSPECTS.

We anticipate that our cash and cash equivalents balance at March 31, 2011 of $1,770,990 along with cash generated from operations will be sufficient to meet our present operating and capital expenditures through fiscal 2012.  However, there is no guarantee that unanticipated circumstances will not require additional liquidity.

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

WE MAY EXPERIENCE DIFFICULTIES ACCURATELY FORECASTING OUR OPERATING RESULTS, THEREBY MAKING OUR BUSINESS OPERATIONS MORE DIFFICULT TO SUSTAIN.

Due to the intense competition in the mobile and database industries, we may not be able to accurately forecast our future operating results. If our gross margins from our operations fall materially short of estimated expenses, our business operations will become more difficult to sustain since we will then have to reduce our spending and/or raise additional capital over and above any current capital raising plans. It may not be possible for us to accomplish either task in a timely manner, or at all, in which event we would have to curtail or suspend certain or all of our business operations. Any action to such effect is likely to have a material adverse effect on our business relationships, financial results, financial condition and prospects.

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

THE LOSS OF THE SERVICES OF DR. MICHAEL COWPLAND, MR. JAMES STECHYSON AND OTHER KEY PERSONNEL COULD NEGATIVELY AFFECT OUR BUSINESS.

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson.  The loss of the services of Dr. Cowpland, Mr. Stechyson or other key personnel could affect our performance in a material and adverse way.

OUR INTERNAL CONTROLS ARE NOT EFFECTIVE.

We did not have effective internal control procedures in place at March 31, 2011, when we evaluated our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. This could affect the reliability of our financial statements. We are attempting to remedy our weaknesses but as a small company we have limited resources to employ for this purpose. See item 15 of this Form 20-F for additional information on our attempts to rectify our weaknesses. The reduction of the risk will require additional expenses and use of management's time.

OUR STRATEGIC DIRECTION IS EVOLVING, WHICH COULD NEGATIVELY AFFECT OUR FUTURE RESULTS.

Since inception, our business model has evolved and is likely to continue to evolve as we refine our offerings and market focus. Prior to 2004, we focused on developing SMS products, in 2004 through to fiscal 2007 we focused on our SMS aggregation services.  From fiscal 2008 to 2011, we focused on offering mobile content, applications development and the development of new IDE software. We continue to evaluate opportunities and alternative strategies in a rapidly evolving market. We plan to leverage our intellectual capital, core technologies and other business assets to focus on new strategic directions and attempt to maximize shareholder value. Changes to our business may not prove successful in the short or long term and may negatively impact our financial results.

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

The beneficial ownership of our Chief Executive Officer and related parties is approximately 58.8%. As a result; they are able to substantially influence all matters requiring the approval of our shareholders, including the election of directors and the approval of significant corporate transactions such as acquisitions. This concentration of ownership could delay, defer or prevent a change in control or otherwise impede a merger or other business combination that our Board of Directors or other shareholders may view favorably.

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

See Item 4.B for a description of our principal capital expenditures and divestitures, including those currently in progress, since the beginning of our last three fiscal years to the date of this annual report.

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

In fiscal 2011, ZIM continues to develop and sell enterprise database software to end users as well as maintain its SMS messaging and mobile content and service product lines.

The following tables show the breakdown of total revenues by category of activity and geographic market:

Revenue by category	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	$	$	$

Mobile	280,339	320,784	367,723
Software	1,729,432	1,276,681	1,463,818
Total revenue	2,009,771	1,597,465	1,831,541

Revenue by geographic market	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	$	$	$

United States	390,064	360,795	410,908
United Kingdom	7,914	45,663	19,713
Europe	58,583	41,944	33,891
Brazil	1,310,805	917,036	981,484
Canada	169,168	209,577	350,938
Other	73,237	22,449	34,607
Total revenue	2,009,771	1,597,465	1,831,541

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

In fiscal 2009, 2010 and 2011, we continued to support our existing customer base and users of the ZIM IDE software. In addition, we continued to allocate research and development resources to improve the performance and features of the ZIM IDE software.

In 2011 ZIM acquired the technology assets of Torch Technologies and began offering an advanced portfolio of migration services and management products that strengthen and complement ZIM's enterprise database products. The combined product portfolio is a robust solution to rapidly and cost effectively migrate existing databases to other industry databases including Oracle™ and SQL™ while retaining valuable ZIM applications and providing a simplified database management suite.

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

CUSTOMERS

During fiscal 2011, we had more than 5 revenue generating customers in at least 4 countries in our mobile segment.  In addition, we had in excess of 100 customers who utilized ZIM IDE to run their enterprise applications. Only one customer accounted for over 10% of revenue for the year ended March 31, 2009 and no customers accounted for over 10% of revenue for the year ended March 31, 2010 and March 31, 2011. In the mobile content market ZIM serves thousands of customers on a monthly basis.

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

Our platform consists of two main components, the web server and the database server.  The web server is the main customer interface providing all necessary facilities for browsing, searching and purchasing mobile contents.  It is hosted on a separate server running Microsoft Internet Information Service (IIS) offering Search Engine Optimized (SEO) pages and content structure to ensure a high page ranking for our sites and ease of customer search and navigation.

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

RESEARCH AND DEVELOPMENT

Our research and development activities focus primarily in the areas of database migration technology, IDE software, mobile content applications and services.  Research and development expenditures were $629,258 for 2011, $482,629 in fiscal 2010, and $457,979 in fiscal 2009.

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

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EXECUTIVE SUMMARY

Revenue for the fiscal year 2011 was $2,009,771, compared with revenue of $1,597,465 for fiscal year 2010 and $1,831,541 for the fiscal year 2009. The increase is attributable to increased consulting and software license revenue for our enterprise software segment related to our enhanced suite of database migration technologies.  This increase is offset by the expected decline in revenue from our mobile segment, caused by the continued saturation of that market.

Net income for the fiscal year 2011 was $366,797 as compared to $304,767 for the fiscal year 2010 and $153,513 for the fiscal year 2009. The increase in net income principally reflects the increase in revenue, as stated above, coupled with no material increase in selling and general administrative expenses and an increase in interest income. These gains are offset by an increase in research and development expenses.

ZIM had cash and cash equivalents of $1,770,990 at March 31, 2011 as compared to cash and cash equivalents of $1,160,881 at March 31, 2010. The Company generated a positive cash flow of $610,109 for the fiscal year ended March 31, 2011, as result of normal operations.

A. Operating results

The following is an overview of our operating results for the year ended March 31, 2011. A more detailed discussion of our operating results, comparing our operating results for the years ended March 31, 2011, 2010, and 2009, is included under the heading “Results of Operations for the Year Ended March 31, 2011 Compared to the Year Ended March 31, 2010 and 2009” of this “OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

Revenues for the year ended March 31, 2011 increased approximately $0.412 million to approximately $2.01 million from approximately $1.60 million for the year ended March 31, 2010.  Revenue from our mobile segment decreased from $0.32 million, to $0.28 million in fiscal 2011.  The decrease was due to reduced aggregation mobile content sales. This decrease is offset by the increase of approximately $453,000 in our software segment. In fiscal 2010, revenue from our mobile segment decreased to $0.32 million from $0.37 million, in fiscal 2009, due to reduced aggregation traffic from our customer base. Also, revenue from our software segment decreased approximately $187,000 in fiscal 2010.

Total operating expenses for the year ended March 31, 2011 were approximately $2.01 million, an increase of approximately $0.301 million from operating expenses of $1.71 million for the year ended March 31, 2010 and a decrease of approximately $0.22 million from operating expenses of $1.93 million for the year ended March 31, 2009. The decrease in fiscal 2010 was attributable to a decrease in costs of revenue relating to the decrease in revenues associated with SMS aggregation, and reduced operating costs as a result of reductions in compensation expense and professional fees. The increase in fiscal 2011 is related to increased research and development costs of $146,629, increased cost of revenue of $82,975 and increased SG&A cost of $66,983.

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

In 2011, with ZIM’s acquisition of the technology assets of Torch Technologies, we increased our focus on the enterprise software market. Torch’s advanced portfolio of migration services and management products strengthened and complemented ZIM`s enterprise database products, and the combined product portfolio is a robust solution to rapidly and cost effectively migrate existing databases to other industry databases including Oracle™ and SQL™ while retaining valuable ZIM applications and providing a simplified database management suite. ZIM believes that the new product portfolio will strengthen ZIM’s solution offering for existing and new clients.

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

The Company recognizes revenue pursuant to the requirements of the FASB ASC 605-985 "Software Revenue Recognition" Revenue is recognized using the residual method when Company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. The Company allocates revenue to each undelivered element based on its respective fair value determined by the price charged when that element is sold separately. The Company defers revenue for the undelivered elements and recognizes the residual amount of the arrangement fee, if any.

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

RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2011 COMPARED TO THE YEAR ENDED MARCH 31, 2010 AND THE YEAR ENDED MARCH 31, 2009

REVENUES
	Year ended March 31, 2011	As a %	Year ended March 31, 2010	As a %	Year ended March 31, 2009	As a %
	$		$		$

Mobile content	98,951	5%	136,577	9%	223,527	12%
Bulk SMS	170,789	8%	135,345	8%	115,823	6%
Premium SMS	-	0%	-	0%	3,877	0%
Other SMS services and products	10,599	1%	48,862	3%	14,660	1%
Internet TV	-	0%	-	0%	9,836	1%
	280,339	14%	320,784	20%	367,723	20%

Software	394,366	20%	162,964	10%	424,855	23%
Maintenance and consulting	1,335,066	66%	1,113,717	70%	1,038,963	57%
	1,729,432	86%	1,276,681	80%	1,463,818	80%

	2,009,771	100%	1,597,465	100%	1,831,541	100%

Total revenues for the year ended March 31, 2011 were $2,009,771 as compared to $1,597,465 for the year ended March 31, 2010 and $1,831,541 for the year ended March 31, 2009. The increase is mainly due to increased sales of software licenses and consulting services related to our suite of migration technologies.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

MOBILE CONTENT

As previously mentioned, consumers are able to download ring tones and wallpapers directly from our Internet sites to their mobile phones.  Revenue from the sale of mobile content for the fiscal year ended March 31, 2011 was $98,951 as compared to $136,577 for fiscal year ended March 31, 2010 and $223,527 for fiscal year ended March 31, 2009. The decline was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products.

BULK SMS

Our bulk SMS messaging revenue went from $115,823 in fiscal 2009 to $135,345 in fiscal 2010 and to $170,789 in fiscal 2011. We continue to experience more customers using our routes in fiscal 2011, as compared to fiscal 2010 and fiscal 2009, resulting in the increased revenue. In general, bulk messaging customers choose the aggregator that is offering the lowest cost route.  We do not expect that the increased revenues of fiscal 2011 will be indicative of future performance.

PREMIUM SMS

Our premium SMS messaging revenue went from $3,877 in fiscal 2009 to $NIL in fiscal 2010 and to $NIL in fiscal 2011. We do not expect to see any revenue in our premium SMS messaging revenue for fiscal 2012. As previously disclosed, we believe that the decrease in margins is attributable to the competition in the SMS aggregation market and the dominance of a few key mobile content providers.

OTHER SMS SERVICES AND PRODUCTS

Our other SMS services revenue increased from $14,660 for the fiscal year ended March 31, 2009 to $48,862 for the fiscal year ended March 31, 2010 and to $10,599 for the fiscal year ended March 31, 2011. All other products and services are continuing; however, due to the low and overall decreasing revenue we do not consider them part of our core business.

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

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Software sales decreased from $424,885 in fiscal 2009 to $162,964 in fiscal 2010 and rebounded to $394,366 in fiscal 2011. During 2009, ZIM delivered one large project contributing significantly to the higher revenue and the increase in fiscal 2011 is related to additional projects based on our recently acquired migration technologies.

In addition to the sale of the software, we are generating revenue from software maintenance and consulting. Maintenance and consulting revenues have increased from $1,038,963 in fiscal 2009 to $1,113,717 in fiscal 2010 and to $1,335,066 in fiscal 2011. Most of the maintenance revenue was generated in Brazil as this region represents the largest concentration of users of ZIM’s IDE product. The increase in revenues is due to more licenses being sold and also the strength of the Brazilian real compared to the United States dollar.

We will continue to allocate the appropriate resources to the maintenance and development of our database products while we continue to generate revenues from this product line. Although we do not see immediate or significant growth in this segment, we are still committed to serving our existing customers.

EXPENSES

Operating expenses
	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	$	$	$

Cost of revenue	261,437	178,462	256,694
Selling, general and administrative	1,114,611	1,047,627	1,213,709
Research and development	629,258	482,629	457,979
Amortization of intangible assets	4,251	-	-
	2,009,557	1,708,718	1,928,382

Operating expenses decreased from $1,928,382 for the year ended March 31, 2009 to $1,708,718 for the year ended March 31, 2010 and has increased to $2,009,557 for the year ended March 31, 2011. The increase is mainly attributable to increased research and development costs coupled with an increase in the cost of revenue as a result of revenue growth.

COST OF REVENUE

Included in the cost of revenue are costs related to the ZIM IDE sales and costs relating to SMS revenues.

	Year ended	Year ended	Year ended
	March 31, 2011	March 31, 2010	March 31, 2009
	$	$	$
Mobile
Revenue	280,339	320,784	367,723
Cost of revenue	(71,902)	(80,010)	(109,549)
Gross margin	208,437	240,774	258,174

Gross margin %	74%	75%	70%

Software
Revenue	1,729,432	1,276,681	1,463,818
Cost of revenue	(189,535)	(98,452)	(147,145)
Gross margin	1,539,897	1,178,229	1,316,673

Gross margin %	89%	92%	90%

Gross margins for the mobile segment went from 70% in 2009 to 75% in 2010 and maintained the 74% level in 2011.

Gross margins for software, maintenance and consulting sales increased slightly to 90% for the year ended March 31, 2009 to 92% for the year ended March 31, 2010 and dropped slightly to 89% for the year ended March 31, 2011.  Included in the cost of revenue for software, maintenance and consulting are salaries relating to supporting the ZIM IDE software and costs for the distribution of the software. The slight increase in gross margins in our software segment relates to slight cost reductions.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the years ended March 31, 2011, March 31, 2010 and March 31, 2009 were $1,114,610, $1,047,627 and $1,213,709 respectively. The decrease in fiscal 2010 is primarily attributable to reduced operating costs, reduced staff base and reduced professional fees. The decreases also related to our continued focus on reducing costs. The increases in 2011 are related to increased consulting fees and rental expense.

Management does expect to see some increased expenditures in fiscal 2012 as we improve our internal control over financial reporting.

INTEREST

For the years ended March 31, 2011 and March 31, 2010, we did not incur any interest expense on the debt held by our Chief Executive Officer or on our operating line of credit with the Royal Bank of Canada as there were no draws on these facilities in fiscal 2010 or 2011.

INCOME TAXES

Included in income taxes are taxes paid on revenues earned in Brazil net of investment tax credits on research and development expenditures in Canada. The increase in income taxes recoverable is due to increased research and development tax credits related to database migration technologies.

The Scientific Research and Development Credits received from the Canadian federal government were assessed as filed.

B. Liquidity and Capital Resources

As at March 31, 2011, we had cash and cash equivalents of $1,770,990 and working capital of $1,888,157 as compared to cash of $1,160,881 and working capital of $1,276,874 at March 31, 2010. As at March 31, 2009, we had cash and cash equivalents of $640,214 and working capital of $705,856.

Cash flows for the fiscal periods were as follows:

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	$	$	$
Cash flows provided by operating activities	569,608	417,595	430,652
Cash flows provided by (used in) investing activities	(72,719)	(101,220)	(19,334)
Cash flows provided by financing activities	-	-	-

Operating activities generated $569,608 of cash for the year ended March 31, 2011 as compared to consuming cash of $417,595 for the year ended March 31, 2010 and generating $430,652 during the year ended March 31, 2009.  The increase in cash generated arose as a result of an increase in net income.

We used $72,719 in fiscal 2011, used $101,220 in fiscal 2010, and $19,334 in fiscal 2009 of cash from investing activities.  In fiscal 2011, the cash used mainly related to our purchase of the database migration technology of Torch Technologies, as described in Note 6 of the financial statements, and computer hardware.  In fiscal 2010, the cash used related mainly for our investment in Seregon Solutions Inc.  In fiscal 2009 the $19,334 was used mainly for the purchase of computer hardware.

At March 31, 2011, the Company had access to a line of credit for approximately $514,509 from its Chief Executive Officer and a working capital line from its principal banker for approximately $51,451 (refer to Note 9 “Line of Credit” on the financial statements), in addition to a cash and cash equivalent balance of $1,770,990.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Credit terms for software, maintenance and consulting services have remained consistent from prior periods at 30 days.

As at March 31, 2011, 79% of all receivables were current.  As at March 31, 2010, approximately 74% of all related receivables were current. As at March 31, 2009, approximately 89% of all related receivables were current.

Cash and cash equivalents of $1,770,990 are comprised of $445,612 in cash and $1,325,378 in cash equivalents. The cash equivalents of $1,333,131 at March 31, 2011 (985,221 at March 31, 2010) are comprised of:

Held in Canada:

Renaissance High Interest Savings at 0.70% - $51,646 ($50,190 CDN) – No Maturity

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $1,273,732 - No Maturity. Of these deposits R$120,000 are secured by Government Deposit Insurance.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. Accordingly, there can be no assurance that ZIM will be able to meet its working capital needs for any future period. In addition, the Company has an accumulated deficit of $20,563,530 and, during the fiscal year ended March 31, 2011. The Company also has generated negative cash flows from operations for one of the previous five fiscal years.

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

C. Research and development

Research and development expenses went from $457,979 for the year ended March 31, 2009 to $482,629 for the year ended March 31, 2010 and to $629,258 for the year ended March 31, 2011. The increase in fiscal 2010 relates to use of one contract employee and the effects of a weaker US dollar as compared to the Canadian dollar. The sharp increase in 2011 relates to research and development investments in database migration technology.

D. Trend information

The Company has not identified and is not aware of any trends that will have a significant impact on its consolidated financial position, statement of operations or cash flows.

E. Off-Balance Sheet Arrangements

The Company has no off balance sheet arrangements as of March 31, 2011.

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations
Payment Due by Period
	Total	Less than 1 year	1 -3 years	3-5 years	Greater than 5 years
	$	$	$	$	$
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	261,085	56,964	113,928	90,193	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	261,085	56,964	113,928	90,193	-

ITEM 6       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following sets forth information concerning our executive officers and directors, including their ages, present principal occupations, other business experience during the last five years, memberships on committees of the Board of Directors and directorships in other companies:

NAME	AGE	POSITION WITH ZIM
Dr. Michael Cowpland	68	President, Chief Executive Officer, and Director
John Chapman	47	Chief Financial Officer / Consultant
Steven Houck	41	Director
James Stechyson	46	Director
Donald Gibbs	65	Director

Michael Cowpland has served as our President Director and Chief Executive Officer since February 2001 and as our Chief Financial Officer from March 2007 to November 2007. In 1973, Dr. Cowpland co-founded Mitel Corporation (formerly NYSE:MTL) and was that company's Chief Executive Officer for 10 years. During Dr. Cowpland's tenure as CEO of Mitel, Mitel's sales reached $300 million before it was acquired by British Telecom in 1984. After the acquisition of Mitel, Dr. Cowpland founded Corel Corporation (formerly NASDAQ:CORL), a company that evolved into one of the world's leading providers of office productivity software. Corel was widely recognized for its WordPerfect Office Suite, and its PC graphics application, Corel Draw. Dr. Cowpland served as President of Corel from 1985 to January 2001. Dr. Cowpland began his career in 1964 at Bell Northern Research. Dr. Cowpland received a Bachelor of Science and Engineering from the Imperial College (London), a Masters of Engineering from Carleton University and Ph.D. in Engineering from Carleton University (Ottawa, Canada).

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

Steven Houck has served as a Director of ZIM since April 2001. Currently, Mr. Houck is Chief Executive Officer of GRIDTREE Inc., a technology company headquartered in Miami, Florida providing enterprise class IT services to the small to medium sized business market. Previously Mr. Houck was the Vice President of Latin America at VMware, a developer of software for the virtualization market.  Prior to working at VMware Steve was Vice President of World Wide SMB Sales at EMC Corporation, a developer and provider of information infrastructure technology and solutions.  During 2004 and 2005, Mr. Houck worked as a consultant for various start-up companies. From 1995 to early 2004, Mr. Houck held various positions with Corel Corporation including Executive Vice President of World Wide Sales. Prior to his service to Corel, he founded Worldview Technologies, a company specializing in multimedia design and authoring and served as its CEO until 1995. He attended Florida State University and Florida Atlantic University.

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

EMPLOYEES

As at March 31, 2011, we had 14 full-time employees, with 6 employees in selling, general and administration and 8 employees in technical areas including technical support and research and development. We consider our relations with our employees to be excellent, and none of our employees are covered by a collective bargaining agreement. ZIM also contracts services from 4 consultants on a part-time basis as well as contracts R&D services in India and Brazil.

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

The Audit Committee's functions include evaluating, and recommending to the Board the engagement of the independent registered public accounting firm, reviewing the results of their audit findings, and monitoring on a periodic basis our internal controls over financial reporting. The Audit Committee has a formally approved written charter. The Audit Committee consists of Donald Gibbs (Chairman) and Steven Houck. Mr. Gibbs is the Audit Committee’s “audit committee financial expert,” as defined by Item 16A of Form 20-F, and he is “independent” under the NASDAQ Listing Rules.  Mr. Houck replaced James Stechyson as a member of the audit committee effective June 24, 2009. The Audit Committee held four meetings during the fiscal year ended March 31, 2011.

The Compensation Committee’s functions include evaluating compensation for directors, officers, employees of and consultants to the Company, and making recommendations to the Board regarding such compensation matters.  The Compensation Committee has a formally approved written charter. The Compensation Committee currently consists of James Stechyson and Steven Houck.  The Compensation Committee did not hold a meeting during the fiscal year ended March 31, 2011.

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

We choose to pay each element of compensation in order to attract and retain the necessary executive talent, reward annual performance and provide incentive for their balanced focus on long-term strategic goals as well as short-term performance. The amount of each element of compensation is determined by or under the direction of the Compensation Committee, which uses the following factors to determine the amount of salary and other benefits to pay each executive:

●	performance in the previous year;

●	difficulty of achieving desired results in the coming year;

●	value of their unique skills and capabilities to performance of the Company;

●	performance of their general management responsibilities; and

●	contribution as a member of the management team.

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

Summary Compensation Table

The table below provides detailed information on the compensation of the Chief Executive Officer, Chief Financial Officer, the Vice President of Sales and the Vice President of Business Development of ZIM for services rendered for the fiscal year ended March 31, 2011.  No executive officer or employee received compensation in excess of $100,000 for the fiscal year ended March 31, 2011.

Name and principal position		Salary / Consulting Payments ($)	Option Awards ($)(1)		Total ($)
	Year			Common Shares ($)
Michael Cowpland, President and Chief Executive Officer	2009 2010 2011	- - -	1,299 67,326 7,931	10,000 15,504 50,000	11,299 82,830 57,931
John Chapman, Chief Financial Officer (CHAPMAN CFO Resources Inc.)	2009 2010 2011	48,074 45,824 46,952	7,220 - 13,657	- - -	55,294 45,824 60,609
Roberto Campagna (2), Vice President, Sales	2009 2010 2011	63,929 - -	853 - -	- -	64,782 - -
Phil Scavo (3), Vice President, Business Development	2009 2010 2011	67,289 - -	853 - -	- - -	68,142 - -

(1)
Represents the compensation expense incurred by the Company for the years ended March 31, 2009, March 31, 2010, and March 31, 2011 respectively, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s Financial Statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

(2)	On January 2, 2009, Roberto Campagna, Vice President of Sales and Marketing of ZIM, departed the Company.

(3)	On April 29, 2009 Phil Scavo, ZIM’s Vice President of Business Development, Sales and Marketing resigned from the company.

Outstanding Equity Awards At Fiscal Year-End
				Option Expiration Date
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)
Michael Cowpland, President and Chief Executive Officer	120,000	Nil	0.007	29-Apr-11
	100,000	Nil	0.005	18-Nov-11
	100,000	Nil	0.0051	16-Dec-11
	100,000	Nil	0.0021	21-Jul-12
	1,400,000	Nil	0.0021	21-Jul-12
	133,340	Nil	0.0040	12-Aug-12
	62,503	Nil	0.0040	12-Aug-12
	726,702	Nil	0.0190	19-Nov-12
	6,667	Nil	0.0190	19-Nov-12
Roberto Campagna, Vice President, Sales	406,650	Nil	0.0100	19-Feb-13
	5,710,000	Nil	0.0100	19-Feb-13
	47,500	Nil	0.0100	25-Jul-13
	95,000	Nil	0.0100	25-Jul-13
	100,000	Nil	0.0100	25-Jul-13
	326,683	Nil	0.0200	21-Sept-13
	66,667	Nil	0.0200	17-Nov-13
	10,000	Nil	0.0100	12-Dec-13
	263,333	Nil	0.0100	17-Feb-14
	200,000	Nil	0.0100	17-Feb-14
	130,000	Nil	0.0100	17-Feb-14
John Chapman (CHAPMAN CFO Resources Inc.) Chief Financial Officer	421,875	Nil	0.007	30-Apr-11
	332,813	Nil	0.010	1-Jun-11
	441,406	Nil	0.006	30-Jun-11
	460,938	Nil	0.006	31-Jul-11
	135,938	Nil	0.020	21-Sept-13
	60,938	Nil	0.020	17-Nov-13
	202,500	Nil	0.020	17-Nov-13
	421,875	Nil	0.010	12-Dec-13
	153,125	Nil	0.010	17-Feb-14
	660,938	Nil	0.010	17-Feb-14
	100,000	Nil	0.010	22-Feb-14
	157,031	Nil	0.010	2-Mar-14

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

The following table shows compensation of our non-employee directors for the fiscal year ended March 31, 2011.

Name	Option Awards ($)(1)	Common Shares ($)	Total($)
Steven Houck	1,390	-	1,390
James Stechyson	34,692	50,000	84,692
Donald Gibbs	1,390	-	1,390

(1)
Represents the compensation expense incurred by the Company for the years ended March 31, 2011, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s Financial Statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs.  All options vest immediately upon option grant.

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

Securities authorized for issuance under equity compensation plans at March 31, 2011 are as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans, excluding the securities reflected in the first column

Equity compensation plans approved by security holders	20,205,382(1)	0.009	5,782,618
Equity compensation plans not approved by security holders	6,010,000(2)	0.010	NIL
Total	26,215,382	0.009	5,782,618

(1)	Represents ZIM common shares issuable upon the exercise of options outstanding under ZIM's Employee Stock Option Plan.

(2)
Represents ZIM common shares issuable upon the exercise of options outstanding and issued outside of ZIM's Employee Stock Option Plan to officers, directors and advisory Board members. During the period from October 13, 2000 to June 25, 2001, ZIM issued an aggregate of 8,285,000 options outside of the Employee Stock Option Plan. Of these options, 145,000 were exercised in the ten months ended March 31, 2004 and 2,030,000 options were cancelled in the fiscal periods ended March 31, 2005 and 2004. The remaining options expired on February 5, 2007 but were reissued with an expiry date of February 19, 2010.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table sets forth, as of June 24, 2011, the number and percentage of our outstanding common shares which are beneficially owned, directly or indirectly, by:

●	each person who is known to us as the beneficial owner of 5% or more of our outstanding common shares;

●	each director and executive officer of ZIM Corporation; and

●	all directors and executive officers of ZIM Corporation as a group.

Beneficial ownership includes shares over which the indicated person has sole or shared voting or investment power and shares which he or she has the right to acquire within 60 days of June 24, 2011. Unless otherwise indicated, the persons listed are deemed to have sole voting and investment power over the shares beneficially owned.

			Common shares
Name	Address	Title	Number	Percentage

Michael Cowpland	234 Perley Court, Ottawa, Ontario	President and CEO	79,775,036	58.8%

James Stechyson	5597 Goddard Street Manotick, Ontario	Director	23,140,000	17.4%

Advanced Telecom Services	996 Bold Eagle School Road, Suite 1105, Wayne, PA	N/A	10,000,000	8.0%

John Chapman (CHAPMAN CFO Resources Inc.)	30 Holitzner Way Ottawa, Ontario	Chief Financial Officer	3,549,377	2.8%

Steven Houck	401 Hillview Avenue, Palo Alto, CA 94304	Director	710,000	0.6%

Donald Gibbs	5 Reaney Court, Kanata, Ontario, Canada,K2K 1W7	Director	710,000	0.6%

All directors and executive officers as a group (5 persons) hold 107,884,413 common shares, which totals 72.8% of ownership.

Applicable percentage of ownership is based upon 125,460,867 common shares outstanding as of June 24, 2011, together with applicable options for such shareholder or group. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 24, 2011 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(1)
The beneficial ownership of Michael Cowpland consists of 56,357,468 common shares owned directly by Dr. Cowpland and 10,105,045 common shares under options, which are currently exercisable or are exercisable within 60 days of June 24, 2011.  In addition, Dr. Cowpland’s ownership includes 4,518,728 common shares owned by Dr. Cowpland's spouse and 8,793,795 common shares owned by a company controlled by Dr. Cowpland's spouse. Dr. Cowpland disclaims beneficial ownership of the shares held by his spouse and the company controlled by his spouse.

(2)
The beneficial ownership of James Stechyson consists of 15,450,000 common shares. 450,000 are owned directly by Mr. Stechyson and 15,000,000 are owned by a company controlled by Mr. Stechyson. 7,690,000 common shares, which he has a right to acquire under stock options are currently exercisable or are exercisable within 60 days of June 24, 2011.

(3)	The beneficial ownership of Advanced Telecom Services Inc. consists of 10,000,000 common shares owned directly.

(4)
The beneficial ownership of John Chapman consists of 3,549,377 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 24, 2011. The options assigned to Mr. Chapman are held by CHAPMAN CFO Resources Inc. in which Mr. Chapman is the controlling shareholder.

(5)
The beneficial ownership of Steven Houck consists of 710,000 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 24, 2011.

(6)
The beneficial ownership of Donald Gibbs consists of 710,000 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 24, 2011.

The Board of Directors has determined that all directors who served on the Board during fiscal 2011, other than Dr. Michael Cowpland and Mr. James Stechyson, are or were “independent” under NASDAQ Listing Rules.  The Board has further determined that the members of the Audit Committee also meet the additional independence requirements of the Securities and Exchange Commission.

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

Change in Ownership of Shareholders Owning More Than 5%

On February 27, 2009, Dr. Cowpland acquired 5,000,000 of the Issuer's common shares as compensation in lieu of salary for services provided to the Company.

On February 27, 2009, Mr. Stechyson acquired 5,000,000 of the Issuer's common shares as compensation in lieu of cash for services provided to the Company.

On June 24, 2009, Dr. Cowpland acquired 5,000,000 of the Issuer's common shares as compensation in lieu of salary for services provided to the Company.

On June 24, 2009, Mr. Stechyson acquired 5,000,000 of the Issuer's common shares as compensation in lieu of cash for services provided to the Company.

On June 24, 2010, Dr. Cowpland acquired 5,000,000 of the Issuer's common shares as compensation in lieu of salary for services provided to the Company.

On June 24, 2010, Mr. Stechyson acquired 5,000,000 of the Issuer's common shares as compensation in lieu of cash for services provided to the Company.

VOTING RIGHTS

Major Shareholders of the Company do not hold any special voting rights.

LOCATION OF STOCK HOLDINGS

85,119,991 (67.8%) of ZIM’s common shares are held outside of the United States. The number of shareholders of record is 994.

CONTROL

The Company is not owned or controlled directly or indirectly by another corporation, foreign government or by any other natural of legal person(s) severally or jointly.

ITEM 7B.	RELATED PARTY TRANSACTIONS Not Applicable
ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Refer to Item 18 for Consolidated Financial Statements

B.	Significant Changes

There have been no significant changes to our business since the fiscal year ended March 31, 2011.

ITEM 9.	THE OFFER AND LISTING

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

PERIOD	HIGH	LOW

Fiscal 2007	$ 0.1400	$ 0.0200
Fiscal 2008	$ 0.0600	$ 0.0100
Fiscal 2009	$ 0.0100	$ 0.0020
Fiscal 2010	$ 0.0100	$ 0.0020
Fiscal 2011	$ 0.0200	$ 0.0040

Fiscal 2010 First Quarter	$ 0.0089	$ 0.0021
Fiscal 2010 Second Quarter	$ 0.0040	$ 0.0021
Fiscal 2010 Third Quarter	$ 0.0300	$ 0.0031
Fiscal 2010 Fourth Quarter	$ 0.0200	$ 0.0100
Fiscal 2011 First Quarter	$ 0.0200	$ 0.0050
Fiscal 2011 Second Quarter	$ 0.0200	$ 0.0100
Fiscal 2011 Third Quarter	$ 0.0200	$ 0.0045
Fiscal 2011 Fourth Quarter	$ 0.0200	$ 0.0040

Fiscal 2011 January 2011	$ 0.0200	$ 0.0040
Fiscal 2011 February 2011	$ 0.0200	$ 0.0100
Fiscal 2011 March 2011	$ 0.0100	$ 0.0100
Fiscal 2011 April 2011	$ 0.0100	$ 0.0100
Fiscal 2011 May 2011	$ 0.0100	$ 0.0100
Fiscal 2011 June 2011	$ 0.0100	$ 0.0100

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

Share Capital

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Special Shares which shall have the following rights, privileges, restrictions and conditions:

COMMON SHARES

The Common Shares have attached thereto the following rights, privileges, restrictions and conditions:

1.     Voting

The holders of the Common Shares are entitled to receive notice of and to attend and shall be entitled to one (1) vote at any meeting of the shareholders of the Corporation for each Common Share held.

2.     Dividends

The holders of the Common Shares are entitled to receive dividends as and when the directors shall in their discretion declare dividends on the Common Shares and pay the same.

3.     Dissolution

The holders of the Common Shares are entitled to receive the remaining property of the Corporation in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

SPECIAL SHARES

The Special Shares have attached thereto the following rights, privileges, restrictions and conditions:

1.     Voting Rights

Except as may be required by applicable law, the holders of the Special Shares are not entitled to notice of or to attend or vote at any meeting of the shareholders of the Company.

Notwithstanding the provisions of the Act and any other provision contained herein, the holders of the Special Shares shall not be entitled to vote separately as a class upon a proposal to amend these Articles to:

      (a) increase or decrease any maximum number of authorized Special Shares, or increase any maximum number of authorized shares of a class of shares having rights or privileges equal or superior to the Special Shares; or

(b) effect an exchange, reclassification or cancellation of the Special Shares; or

(c) create a new class of shares equal or superior to the Special Shares.

2.     Dividends

      Subject to the rights of the holders of any shares ranking prior to the Special Shares or the Common Shares, the holders of the Special Shares are entitled to receive, pro rata with the holders of the Common Shares, such dividends as may be declared by the board of directors of the Corporation, out of funds legally available therefor; the holder of any Special Shares on the record date for any dividend payable on such share will be entitled to such dividend, notwithstanding that such share is converted into a Common Share as described below after such record date and before the payment date of such dividend. Dividends shall not be paid or declared or set aside for payment on the Special Shares unless dividends in an equal amount per Common Share are paid or set aside for payment at the same time on the Common Shares.

3.     Rights on Dissolution

In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Special Shares are entitled to receive on a pro rata basis and on a share-for-share basis with the holders of the Common Shares, all of the assets of the Corporation remaining after payment of all of the Corporation’s liabilities, subject to the preferential rights of any shares ranking prior to the Special Shares.

4.     Conversion Rights

Any holder of Special Shares is entitled, at any time on written notice to the Corporation, to have any or all of the Special Shares held by him or it converted into Common Shares on the basis (the “Special Conversion Basis”) of one Common Share for each Special Share which such holder may desire to convert.

No fractional Common Shares will be issued upon the conversion of the Special Shares and no payment shall be made to the holders of Special Shares in lieu thereof.

5.     Adjustment Rights

In the event of the Special Shares or Common Shares being at any time subdivided, consolidated, converted or exchanged for a greater or lesser number of shares of the same or another class, appropriate adjustments will be made in the rights and conditions attaching to the Special Shares and the Common Shares, respectively, so as to preserve in all respects the benefits conferred on the holders of each such class. No such adjustment will be required to be made unless the cumulative effect of such adjustment or adjustments would change the number of Common Shares issuable upon the conversion of the Special Shares by at least one-hundredth of a share, provided that such adjustment not so made shall be carried forward and taken into account at any subsequent adjustment.

In the event of any reclassification of Common Shares, any amalgamation, merger or other consolidation of the Corporation with another entity, or the transfer of all or substantially all of the Corporation’s assets, the holders of the Special Shares will be entitled to receive such securities or other property as if on the effective date of such event they were registered holders of the number of Common Shares which such holders of Special Shares were entitled to receive upon the conversion of their Special Shares. No such adjustment shall be made if the holders of the Special Shares are entitled to participate in any such event on the same terms, as though they had converted their Special Shares prior to the occurrence of such event.

6.     General Rights and Attributes

Except as specifically referred to above, each Special Share and each Common Share shall have the same rights and attributes and not have any priority over the other.

Powers and Duties of Directors

The Directors shall manage or supervise the management of our affairs and business and shall have authority to exercise all such powers as are not, by the Company Act, Articles or By-laws, required to be exercised by the shareholders in a general meeting or prohibited by law.

A majority of the directors shall be resident Canadians and, if any of the issued securities of the Corporation are or were a part of a distribution to the public, at least two of the directors shall not be officers or employees of the Corporation or any affiliate of the Corporation. No director shall be required to hold shares issued by the Corporation, unless the articles otherwise provide. In exercising his powers and discharging his duties each director must (a) act honestly and in good faith with a view to the best interests of the Corporation and (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Directors serve for Three (3) years, until each third annual meeting of shareholders.  In general, a Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with us whereby a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director.  Such a Director shall not vote in respect of any such contract or transaction with us if the Chairman disqualifies him.  If he votes, his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such a vote is taken.  The shareholders at the general meeting shall determine the remuneration of the Directors.  However, notwithstanding the foregoing, Directors shall be paid all expenses incurred in attending meetings or conducting business on our behalf.

Shareholders

An Annual General Meeting of Shareholders must be held once in every year at such time and place as may be determined by the Directors.  Notice of the meeting must be given not less than twenty-one (21) nor more than fifty (50) days prior to the meeting.  A quorum at an Annual General Meeting and Special Meeting shall be such person or number of persons present, in person or by proxy, holding or representing a majority of the total number of issued shares of the Corporation carrying voting rights for such meeting.

In accordance with our By-laws , Directors are elected by an “ordinary resolution” which means (a) a resolution passed by our shareholders in a General Meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to our shareholders who would have been entitled to vote on it in person or by proxy at our general meeting and that has been consented to in writing by all of our shareholders entitled to vote on it.

For further details refer to Exhibits:

1.1	Articles of Incorporation of the Registrant (Incorporated by reference to the Registrant's Registration Statement on Form S-4 filed on November 1, 2002 (No. 333-100920))
1.2	By-Laws of the Registrant (Incorporated by reference to the Registrant's Registration Statement on Form S-4 filed on November 1, 2002 (No. 333-100920))

C. MATERIAL CONTRACTS

The Company entered into one material contract, not in the ordinary course of business, during the last two fiscal years ended March 31, 2011. See exhibit 4.16 “Surrender and Conversion Agreement by and between Michael Cowpland and ZIM Corporation dated December 4, 2007”

On December 4, 2007, we issued to Michael Cowpland, our Chief Executive Officer and controlling shareholder, 7,398,912 units, each consisting of one common share and one warrant to purchase a common share, for $0.014 per unit. Mr. Cowpland acquired the units through the conversion of debt and accumulated interest in the amount of $103,585. The units were priced at $0.014 per unit, which represented the closing market price of ZIM’s common stock on the OTCBB on December 3, 2007. The warrants expired on March 3, 2009. See Exhibit 4.16 for further details of this contract.

In the first quarter of fiscal 2010, the Company negotiated an out of court settlement of an unrecognized claim. The full amount of the settlement is $214,961, subject to certain terms. Due to the inherent uncertainty of this contingent gain it will be recorded at the time funds are received. As of June 30, 2009, $171,400 has been received and has been recorded as other income during ZIM’s first quarter ended June 30, 2009.

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

The Investment Canada Act governs the acquisition of Canadian businesses by non-Canadians. Under the Investment Canada Act, non-Canadian persons or entities acquiring “control” (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada, subject to certain statutory exemptions. The relevant Minister may review any transaction which constitutes an acquisition of control of a Canadian business, where the book value of the assets acquired exceeds certain thresholds (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada’s cultural heritage or national identity, or where the investment could be injurious to Canada’s national security. For acquisitions of control of a business which do not involve a business related to Canada’s cultural heritage or national identity or present national security issues, no change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor. Different rules apply to acquisitions of control of businesses related to Canada’s cultural heritage or national identity, or present national security concerns.

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
Certain transactions relating to ZIM’s common stock would be exempt from the Investment Canada Act, if they are not found to be potentially injurious to Canada’s national security by the Minister responsible for the Investment Canada Act, including:

●	the acquisition of the Company’s common stock by a person in the ordinary course of that person’s business as a trader or dealer in securities;

●
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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions of) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.

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

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings. A hypothetical 10% change in the value of one Brazilian real expressed in U.S. dollars during the year ended March 31, 2011 would have caused an approximate $156,404 change in the Company’s revenue for the fiscal year 2011. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies:

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2011	March 31, 2010

Canadian dollars	122,614	225,807
US dollars	59,464	68,109
Brazilian reals	2,548,542	1,522,507
British pounds	6,319	4,520
Euros	7,878	4,353

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2011	March 31, 2010

Canadian dollars	16,083	37,590
US dollars	81,397	102,627
Brazilian reals	4,089	133,105
British pounds	774	834
Euros	11,797	6,521

Accounts payable include the following amounts payable in their source currency:

	March 31, 2011	March 31, 2010

Canadian dollars	13,423	8,871
US dollars	10,003	2,893
Brazilian reals	10,855	26,964
British pounds	309	-

Accrued liabilities include the following accruals in their source currency:

	March 31, 2011	March 31, 2010

Canadian dollars	76,727	29,202
US dollars	9,938	6,622
Brazilian reals	719	21,694

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

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2011	March 31, 2010

Canada	7%	16%
North America, excluding Canada	30%	46%
South America	56%	33%
Great Britain	0%	1%
Europe, excluding Great Britain	7%	4%
	100%	100%

FAIR VALUE

The carrying values of cash, accounts receivable, investment tax credits receivable, line of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We are a small company with 14 full-time employees as of March 31, 2011, and we depend to a great extent on principal members of our management staff.  If we lose the services of any key personnel, in particular Dr. Michael Cowpland, our President and Chief Executive Officer, and Mr. James Stechyson, our Chairman, the loss could significantly impede the achievement of our research and development objectives and delay our product development programs and commercialization of our product candidates.  We do not currently have any key man life insurance policies.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2011.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below related to our financial reporting processes and information technology security protocols.

Management’s Annual Report on Internal Control over Financial Reporting

ZIM’s management is responsible for establishing and maintaining adequate internal control over financial reporting and uses policies and procedures based on COSO’s Internal Control Integrated Framework. Based on the COSO framework, as previously stated in this annual report, our management concluded that our internal control over financial reporting was not effective as of March 31, 2011, due to the existence of significant deficiencies constituting a material weakness, as described in greater detail below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our financial statements will not be prevented or detected on a timely basis.

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

Changes in Internal Control over Financial Reporting

We are taking steps to make the necessary improvements to remedy these deficiencies. We have implemented certain remedial measures and are in the process of designing and implementing additional measures to remedy the material weakness. These include the following:

1.	Our inadequate staffing and supervision is being addressed by reduction of workload through process optimization and documentation and the addition of one staff member to further segregate duties.

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

This annual report is not required to include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.
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

During the most recent two fiscal year ends, we were billed for audit, audit-related, tax and other services provided by our former Independent Registered Public Accounting Firm, Raymond Chabot Grant Thornton LLP, as follows:
	Year ended March 31, 2011	Year ended March 31, 2010
Audit fees	73,060	73,029
Audit-Related Fees	-	5,971
Tax fees	11,834	9,645
Total	84,894	88,645

Audit Fees. Audit fees were for professional services rendered for the audits of ZIM’s consolidated financial statements and internal control over financial reporting and services that generally only the independent auditor can reasonably provide, such as comfort letters, consents and assistance and review of documents filed with the Securities and Exchange Commission.

Audit-Related Fees. Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of ZIM’s consolidated financial statements and are not reported under Audit Fees above. These services included consultations concerning financial accounting and reporting standards, as well as review and comment to the Company’s responses to inquiry letters received from various state securities commissions in the U.S.

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

All Other Fees. All other fees were for services provided other than the audit fees, audit-related fees and tax fees described above. No such fees have been billed to us in the last two fiscal years.

All audit and tax fees are estimated by the Independent Registered Public Accounting Firm and approved by the audit committee before they are performed. There were no significant differences between the approved estimates and final fees for fiscal years 2009, 2010 and 2011.
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

On February 9, 2011, Raymond Chabot Grant Thornton LLP, Chartered Accountants, resigned at the Company's request as the Company's auditor effective immediately. The Company reports that there are no reportable events or disagreements during the Company’s two most recent fiscal years and subsequent interim periods between the Company and Raymond Chabot Grant Thornton LLP.

On February 10, 2011, ZIM’s Audit Committee and Board of Directors accepted the resignation of Raymond Chabot Grant Thornton LLP and appointed Ernst and Young LLP as ZIM’s registered public accounting firm and auditor in the place and stead of Raymond Chabot Grant Thornton LLP until the close of the next Annual General Meeting of the Company, at which the shareholders will be asked to ratify and confirm the appointment of Ernst and Young LLP as auditors.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART THREE
ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of ZIM Corporation

We have audited the accompanying consolidated balance sheets of ZIM Corporation as of March 31, 2011 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the year ended March 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The consolidated financial statements as at March 31, 2010 and for the years ended March 31, 2010 and March 31, 2009 were audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by other auditors who expressed an opinion without reservation on those statements in their report dated June 24, 2010.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ZIM Corporation as of March 31, 2011 and the consolidated results of its operations and its cash flows for the year ended March 31, 2011 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst and Young LLP
---------------------------------------------
Ernst and Young LLP
Ottawa, Canada
July 19, 2011

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

/s/ Raymond Chabot Grant Thornton LLP
---------------------------------------------
Raymond Chabot Grant Thornton LLP
Ottawa, Canada
June 24, 2010

ZIM Corporation
Consolidated Statements of Operations
(Expressed in US dollars)

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	$	$	$
Revenue
Mobile	280,339	320,784	367,723
Software and related	1,729,432	1,276,681	1,463,818
Total revenue	2,009,771	1,597,465	1,831,541

Operating expenses
Cost of revenue	261,437	178,462	256,694
Selling, general and administrative	1,114,610	1,047,627	1,213,709
Research and development	629,258	482,629	457,979
Amortization of intangible assets	4,251	-	-
Total operating expenses	2,009,556	1,708,718	1,928,382

Income (loss) from operations	215	(111,253)	(96,841)

Other income:
Gain on disposition of assets	-	43	247
Gain on settlement	-	171,400	-
Interest income, net	108,278	30,615	10,563
Total other income	108,278	202,058	10,810

Income (loss) before income taxes	108,493	90,805	(86,031)
Income tax benefit	258,304	213,962	239,544
Net income	366,797	304,767	153,513

Basic and diluted income per share	0.003	0.003	0.002

Weighted average number of shares outstanding	123,125,251	113,132,100	96,337,579

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation
Consolidated Statements of Sharesholders' Equity
(Expressed in US dollars)

	Number of common shares issued	Common shares	Additional paid- in-capital	Accumulated Deficit	Accumulated other comprehensive income	Total shareholders' equity
		$	$	$	$	$
Balance a at March 31, 2008	95,460,867	19,111,789	2,625,365	(21,388,608)	313,888	622,434

Shares issued on debt conversion	10,000,000	20,000				20,000

Stock options granted			20,220			20,220

Comprehensive income

Net income				153,513		153,513

Cumulative translation adjustment					(78,977)

Total comprehensive income						74,536

Balance as at March 31, 2009	105,460,867	19,131,789	2,645,585	(21,235,095)	234,911	777,190

Shares issued in lieu of compensation	10,000,000	31,007				31,007

Stock options granted			81,177			81,177

Comprehensive income

Net income				304,767

Cumulative translation adjustment					232,407

Total comprehensive income						537,174

Balance as at March 31, 2010	115,460,867	19,162,796	2,726,762	(20,930,327)	467,317	1,426,548

The accompanying notes are an integral part of the consolidated financial statements.

ZIM Corporation
Consolidated Statements of Sharesholders' Equity (continued)
(Expressed in US dollars)

	Number of common shares issued	Common shares	Additional paid- in-capital	Accumulated Deficit	Accumulated other comprehensive income	Total shareholders' equity
		$	$	$	$	$
Balance a at March 31, 2010	115,460,867	19,162,796	2,726,762	(20,930,327)	467,317	1,426,548

Shares issued in lieu of compensation	10,000,000	100,000				100,000

Stock options granted			71,513			71,513

Comprehensive income

Net income				366,797

Cumulative translation adjustment					132,291

Total comprehensive income						499,088

Balance as at March 31, 2011	125,460,867	19,262,796	2,798,275	(20,563,530)	599,608	2,097,149

The accompanying notes are an integral part of the consolidated financial statements.

ZIM Corporation
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
(Expressed in US dollars)

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	$	$	$
OPERATING ACTIVITIES
Net income	366,797	304,767	153,513
Items not involving cash:
Depreciation of property and equipment	37,943	51,038	57,183
Amortization of intangible asset	4,251	-	-
Gain on disposition of assets	-	(43)	(247)
Stock-based compensation	171,513	112,184	40,220
Changes in operating working capital:
Decrease (increase) in accounts receivable	106,015	(67,630)	45,408
Decrease (increase) in investment tax credits	(36,861)	(16,160)	208,697
Increase in other tax credits	(53,107)	-	-
Decrease (increase) in prepaid expenses	10,441	(359)	20,766
(Increase) in long term deposits	(9,722)	-	-
Increase (decrease) in accounts payable	4,116	9,526	(23,575)
Increase (decrease) in accrued liabilities	41,776	791	(90,390)
Increase (decrease) in deferred revenue	(73,554)	23,481	19,076
Cash flows provided by operating activities	569,608	417,595	430,651
INVESTING ACTIVITIES
Purchase of property and equipment	(10,978)	(6,117)	(19,581)
Proceeds on sale of assets	-	43	247
Purchase of intangible asset	(51,451)	-	-
Purchase of investment	(10,290)	(95,147)	-
Cash flows used in investing activities	(72,719)	(101,221)	(19,334)
FINANCING ACTIVITIES
Proceeds from loan from related party	-	-	-
Cash flows provided by financing activities	-	-	-
Effect of changes in exchange rates on cash	113,220	204,293	(71,046)
Increase in cash and cash equivalents	610,109	520,667	340,271
Cash and cash equivalents, beginning of year	1,160,881	640,214	299,943
Cash and cash equivalents, end of year	1,770,990	1,160,881	640,214

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation
Consolidated Balance Sheets
(Expressed in US dollars)

	March 31, 2011	March 31, 2010	March 31, 2009
ASSETS
Current assets
Cash and cash equivalents	$1,770,990	$1,160,881	$640,214
Accounts receivable, net	118,429	224,444	156,814
Investment tax credits receivable	273,096	236,235	220,075
Other tax credits	53,107	-	-
Prepaid expenses	34,627	45,068	44,709
	2,250,249	1,666,628	1,061,812

Long term deposits	9,722	-	-
Investments	113,190	95,147	-
Intangible assets	47,200	-	-
Property and equipment, net	38,880	65,844	95,119
	2,459,241	1,827,619	1,156,931
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	30,974	26,858	17,332
Accrued liabilities	89,333	47,557	46,766
Deferred revenue	241,785	315,339	291,858
	362,092	389,754	355,956
Deferred rent	-	11,317	23,785

Commitments and contingencies [note 19]

Shareholders' equity:
Preferred shares, no par value, non-cumulative dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at March 31, 2011 and 2010.	-	-	-
Common shares, no par value,
Unlimited authorized shares; 125,460,867 shares issued and outstanding as at March 31, 2011 and 115,460,867 shares as at March 31, 2010.	19,262,796	19,162,796	19,131,789
Additional paid-in capital	2,798,275	2,726,762	2,645,585
Accumulated deficit	(20,563,530)	(20,930,327)	(21,235,095)
Accumulated other comprehensive income	599,608	467,317	234,911
	2,097,149	1,426,548	777,190
	2,459,241	1,827,619	1,156,931

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

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable are recorded at the invoiced amount net of an allowance for doubtful accounts. The Company determines its allowance for doubtful accounts by considering a number of factors, including the age of the receivable, the financial stability of the customer, discussions that may have occurred with the customer and management's judgment as to the overall collectability of the receivable from that customer. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to selling, general and administration accounts in the period of recovery.

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

The Company recognizes revenue pursuant to the requirements of the ASC 985-605 "Software Revenue Recognition". Revenue is recognized using the residual method when Vendor-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. The Company allocates revenue to each undelivered element based on its respective fair value determined by the price charged when that element is sold separately. The Company defers revenue for the undelivered elements and recognizes the residual amount of the arrangement fee, if any. The separate elements of the arrangements are considered to be separate units of accounting.

Under ASC 958-605, revenue is recognized when the following four criteria have been met:

●	persuasive evidence of an arrangement exists;

●	delivery has occurred;

●	the fee is fixed and determinable; and

●	collectability is probable.

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

MOBILE REVENUE RECOGNITION

Revenues from the Company’s mobile segment are derived principally from providing aggregation services and from their mobile content portals.

Aggregation services.  Aggregation services occur when ZIM sends messages from its customers through mobile operators to end users on their cell phones. In this situation, the Company contracts with its customers that cannot connect directly to the mobile operators and with the third party mobile operators or other aggregators directly for the transmission of the messages. Net revenues are recognized in the month in which the service is performed, provided no significant ZIM obligations remain. ZIM relies on a number of mobile network operators and other aggregators globally to deliver its services. Generally, (i) within 15 to 45 days after the end of each month, ZIM receives a statement from each of the operators or aggregators confirming the amount of charges billed to that operator's mobile phone users and (ii) within 30 to 90 days after delivering a monthly statement, each operator or aggregator remits the fees for the month to ZIM. ZIM arranges to pay the mobile content provider a set amount per message under a revenue sharing arrangement.  ZIM nets this revenue share fee against the revenue it receives from the mobile operators in accordance with ASC 605.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

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

ADVERTISING

Advertising costs are expensed as incurred. Advertising costs amounted to $NIL for the year ended March 31, 2011 ($NIL for the year ended March 31, 2010, $NIL for the year ended March 31, 2009).

TRANSLATION OF FOREIGN CURRENCIES

The Company's reporting currency is the US dollar and the functional currency is the Canadian dollar for ZIM Corporation and Brazilian Reals for ZIM do Brazil .

The accounts of the Company's subsidiaries that are recorded in the Company's functional currency, the Canadian dollar, remeasure their foreign currency transactions as follows: gains or losses from foreign currency transactions such as those resulting from the settlement of receivables or payables denominated in foreign currency, are remeasured at the weighted average exchange rates for the period and are included in the statement of operations of the current period. For the years ended March 31, 2011, 2010, and 2009, the Company recognized a foreign exchange loss of $1,914, a foreign exchange loss of $27,167, and a foreign exchange loss of $37,655, respectively, in the accompanying consolidated statements of operations in the selling, general and administration line.

The translation of the Company's financial statements from the functional currency to its reporting currency is performed as follows: all assets and liabilities are translated into US dollars at the rate of exchange in effect at the balance sheet date. Equity transactions are translated at the exchange rate in effect at the date of the transaction. Revenues, expenses and cash flow amounts are translated at the weighted average exchange rates for the period. The resulting translation adjustments are included in other comprehensive income in shareholders' equity. The translation adjustments did not result in a tax impact.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

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

STOCK OPTIONS AND GRANTS

ZIM utilizes the provisions of ASC 718 and ASC 505 to account for stock-based awards granted to employees and consultants, respectively. ASC 718 requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation expense over the service period for awards expected to vest. Under ASC 505, stock-based awards granted to consultants are measured at fair value and compensation expense is recognized on the date at which the consultant's performance is complete which, for the Company, is on the date of grant.

The fair value of stock options is determined using the Black Scholes-Merton option pricing model.  The expected dividend yield is based on historical dividend payouts, the expected volatility is based on historical volatilities of company stock for a period approximating the expected life; the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option; and the expected life represents the period of time the options are expected to be outstanding and is based on historical trends.  The weighted average assumptions used in the computations are as follows:

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009

Risk-free interest rates	1.00%	0.93%	2.24%
Expected volatility	120%	207%	140%
Dividend yield	-	-	-
Expected life of options (years)	2.5	2.0	2.0

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

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

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

IMPAIRMENT OF PROPERTY AND EQUIPMENT

Property and equipment is tested for impairment when evidence of a decline in value exists, and adjustments to estimated fair value are made if the asset is impaired.  ASC 360-10-35 “Accounting for the Impairment or Disposal of Long-Lived Assets” requires that, whenever events and circumstances indicate that the Company may not be able to recover the net book value of its productive assets, that the assets are deemed impaired and are to be written down to their estimated fair value through a charge to earnings. The guidance states that fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information. Under the provisions of ASC 360-10-35, the Company reviewed its property and equipment assets for impairment to determine if there were events or changes in circumstances that would indicate that the carrying amount of the assets may not be recoverable through future cash flows. It was determined that no impairment was evident.

INTANGIBLE ASSETS

Intangible assets that are determined to have finite lives are amortized on the straight-line method over their estimated useful lives, which is 60 months.

Intangible assets are tested for impairment when evidence of a decline in value exists, and adjustments to estimated fair value are made if the asset is impaired.  ASC 360-10-35 “Accounting for the Impairment or Disposal of Long-Lived Assets” requires that, whenever events and circumstances indicate that the Company may not be able to recover the net book value of its productive assets, that the assets are deemed impaired and are to be written down to their estimated fair value through a charge to earnings. The guidance states that fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information. Under the provisions of ASC 360-10-35, the Company reviewed its intangible assets for impairment to determine if there were events or changes in circumstances that would indicate that the carrying amount of the assets may not be recoverable through future cash flows. It was determined that no impairment was evident.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

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

ASU 2010-13:

In April, 2010, the FASB issued Accounting Standards Update 2010-13 (ASU 2010-13), "Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades".  This update addresses whether an employee stock option should be classified as a liability or as an equity instrument if the exercise price is denominated in the currency in which a substantial portion of the entity’s equity securities trade. That currency may differ from the entity’s functional currency and from the payroll currency of the employee receiving the option.  The guidance requires equity treatment for share-based payment awards that have an exercise price denominated in the currency of the market in which a substantial portion of the company’s equity shares trade, assuming all other criteria for equity classification are met. The final consensus is consistent with the guidance in the proposed ASU on this Issue, except that it clarifies that an entity cannot choose to account for such awards as a liability if the award otherwise qualifies for equity classification.  The amended guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning on or after December 15, 2010. In the period of adoption, entities must record a cumulative effect adjustment to the opening balance of retained earnings for that year, presented separately for all outstanding awards as of the beginning of the fiscal year in which the new guidance is initially applied.  Early adoption is permitted. If an entity elects early application and the period of adoption is not the first reporting period in the entity’s fiscal year, the amended guidance must be applied through retrospective application from the beginning of the entity’s fiscal year.  Management is currently assessing the impact of that adoption of this authoritative guidance will have, if any, on the Company's consolidated financial statements.

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

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

3 - ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company recognizes any interest accrued related to unrecognized tax benefits in interest and penalties in income tax benefit in the Consolidated Statement of Operations.

At March 31, 2011, the Company had $88,075 in unrecognized tax benefits, related to estimated Investment Tax Credits for research and development in Canada, which would favorably impact the Company’s effective tax rate if subsequently recognized. The unrecognized tax benefits as at March 31, 2010, that were subsequently realized in fiscal 2011, were $70,504. The unrecognized tax benefits as at March 31, 2009, that were subsequently realized in fiscal 2010, were $40,900.

The following table indicates the changes to the Company’s unrecognized tax benefits for the year ended March 31, 1010.

Unrecognized Tax Benefit
Balance at April 1, 2010	$70,349
Foreign exchange effects	$3,326
Settlement with taxing authorities in 2011	$(69,531)
Addition based on tax position in 2011	$83,931
Balance at March 31, 2011	$88,075

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

5 – INVESTMENTS

On May 31, 2010 ZIM Corporation made a $10,290 investment in LW CPI through Investpro Securities.

The LW CPI program, through the listing of a series of capital pool companies on the TSX (Toronto Stock Exchange) is aiming to become the leading capital pool route to public capital market funding for burgeoning technology firms.

On October 21, 2009 ZIM Corporation made a $95,147 investment in Seregon Solutions Inc.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

The investment consisted of the purchase of 61,480 common shares and 69,677 warrants. Depending on the fiscal 2010 results of Seregon each warrant was convertible, at no cost to ZIM, to a portion of a common share or would have expired with no action. The warrants converted during fiscal 2011 and ZIM gained an additional 69,677 common shares to a total of 131,157. With the additional shares provided to ZIM, ZIM will not gain significant influence, nor control, over Seregon.

There have been no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment in Seregon.

6 – INTANGIBLE ASSETS

On October 27th, 2010 ZIM purchased all of the technology assets of Torch Technologies for the sum of $50,000 Canadian dollars ($51,451 United States dollars).

The Company has recorded the acquired technology assets as intangible assets on the consolidated balance sheet.  This asset is being amortized over 60 months on a straight line basis. Amortization expense for fiscal 2011 was $4,251 the net book value as at March 31, 2011, was $47,200.

7 - ACCOUNTS RECEIVABLE

	March 31, 2011	March 31, 2010	March 31, 2009
	$	$	$
Trade accounts receivable	114,299	196,446	140,557
Unbilled trade accounts receivable	2,392	37,754	9,098
Allowance for doubtful accounts	(561)	(10,654)	(3,913)
Other	2,299	898	11,072
	118,429	224,444	156,814

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

8 - PROPERTY AND EQUIPMENT

March 31, 2011	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	1,024,046	1,004,538	19,508
Software	93,262	90,917	2,345
Office furniture and equipment	230,222	215,914	14,308
Voice communications equipment	25,167	22,448	2,719
Leasehold improvements	151,092	151,092	-
	1,523,789	1,484,909	38,880

March 31, 2010	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	1,024,046	992,149	31,897
Software	93,262	89,409	3,853
Office furniture and equipment	219,244	210,166	9,078
Voice communications equipment	25,167	21,778	3,389
Leasehold improvements	151,092	133,464	17,623
	1,512,811	1,446,966	65,844

Depreciation expense for the year ending March 31, 2011 was $37,943 ($51,038 for the year ending March 31, 2010, and $57,183 for the year ending March 31, 2009). These expenses are included in the cost of sales account and the selling, general, and administration account.

9 – LINE OF CREDIT

During fiscal 2011, a working capital line of credit was available at approximately $51,451 (equivalent to $50,000 Canadian, the Company’s functional currency) from the Company’s major financial institution. This credit facility is secured by the Company’s assets. In addition, $514,509 (equivalent to $500,000 Canadian, the Company’s functional currency) was available from the Company’s CEO and principal shareholder as an unsecured revolving facility. Amounts drawn on either of these credit facilities bear interest at the prime rate, as published by the Royal Bank of Canada, plus 1.75%.

In order to maintain the working capital line of credit the Company must maintain a Tangible Net Worth of greater than $150,000 Canadian dollars (equivalent to $154,353 US dollars) and a ratio of current assets to current liabilities greater than 1.10:1. During fiscal years 2009, 2010 and 2011 the Company has not been in violation of these covenants.

As at March 31, 2009, March 31, 2010 and March 31, 2011 nothing was drawn down on these lines of credit. The lines of credit do not have defined expiration or renewal dates.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

10 - ACCRUED LIABILITIES

	March 31, 2011	March 31, 2010	March 31, 2009
	$	$	$
Employee related accruals	63,391	39,552	20,537
Withholding tax accrual	2,852	1,317	2,442
Trade	23,090	6,688	23,787
	89,333	47,557	46,766

11 – COMMON SHARE ISSUE

The Company did not issue any common shares during the years ended March 31, 2011, March 31, 2010 or March 31, 2009 pursuant to the exercise of stock options by employees.

On February 27, 2009, the Company issued 10,000,000 unrestricted common shares to executive officers in lieu of compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to Mr. James Stechyson on approval of the other members of the Board of Directors. The share value at the time of the issue was $0.002 and a compensation expense of $20,000 was recognized.

On June 24, 2009, the Company issued 10,000,000 unrestricted common shares to executive officers and consultants in lieu of compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to Mr. James Stechyson on approval of the other members of the Board of Directors. The share value at the time of the issue was $0.0031 and a compensation expense of $31,007 was recognized.

On June 24, 2010, the Company issued 10,000,000 common shares to executive officers and consultants in lieu of compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the other members of the Board of Directors. The share value at the time of the issue was $0.01 and compensation expense of $100,000 was recognized.

On November 12, 2009, the Board of Directors approved a share repurchase plan. Shares may be repurchased by the company to a maximum of $200 per day and $12,000 per quarter. The repurchase program has no expiration date. As of March 31, 2011 no shares have been repurchased as part of this program.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

12 - RELATED PARTY TRANSACTIONS

Except for the 5,000,000 shares of common stock, valued at $15,504, issued on June 24, 2009 and for the 5,000,000 shares of common stock, valued at $10,000, issued on February 27, 2009 (See Note 10), no remuneration has been recorded in these financial statements for the services of the Chief Executive Officer (CEO) for the fiscal year 2010.

Except for the 5,000,000 shares of common stock, valued at $50,000 issued on June 24, 2010 (See Note 10) and for stock options issued through the year with a fair market value of $7,931 no remuneration has been recorded in these financial statements for the services of the Chief Executive Officer (CEO) for the fiscal year 2011. The CEO is also a director and the controlling shareholder.

13 - STOCK OPTIONS

During the year ended March 31, 2011, March 31, 2010 and March 31, 2009, the Company issued options to employees and non-employees, and as a result, additional paid in capital has been increased by $71,513, $81,177 and $20,220 respectively.

The increase in additional paid in capital is the value associated with the vesting of options, which is recorded as compensation expense in the statement of operations.

Under ZIM’s Employee Stock Option Plan, the Company may grant options to its officers, directors and employees for up to 27,200,000 common shares. As at March 31, 2011, 20,205,382 (March 31, 2010, 19,891,445 and March 31, 2009, 21,383,073) options were outstanding under the Employee Stock Option Plan. In addition, 6,010,000 (March 31, 2009, 6,010,000 and March 31, 2008, 6,010,000) options were issued outside of ZIM’s Employee Stock Option Plan and are outstanding.  Stock options are granted with an exercise price equal to the common share’s fair market value at the date of grant. Options are granted periodically and both the maximum term of an option and the vesting period are set at the Board's discretion. All options granted in fiscal year 2011 vested on the day of the grant and have a three year term. The expected life of the grants due to forfeitures and exercise of options is estimated based on recent history and is 2.5 years.

The company recognized the following expense relating to stock options and grants:

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	$	$	$
Options compensation expense for employees	26,428	72,302	5,905
Options compensation expense for consultants	45,085	8,875	14,315
Stock grant compensation expense for executive officers	100,000	31,007	20,000
Total expense	171,513	112,184	40,220

All options granted vested on the day of the grant resulting in the Company not having any non-vested awards as of March 31, 2011, March 31, 2010 or March 31, 2009.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

A summary of the status of the stock options is as follows:

	March 31, 2011		March 31, 2010		March 31, 2009
	Number of options outstanding	Weighted average exercise price	Number of options outstanding	Weighted average exercise price	Number of options outstanding	Weighted average exercise price
		$		$		$
Options outstanding, beginning of year	25,901,445	0.015	27,393,073	0.034	29,727,089	0.069
Granted	10,311,528	0.012	10,891,822	0.009	5,693,595	0.006
Exercised	-	-	-	-	-	-
Expired	(9,997,591)	0.027	(12,383,450)	0.052	(8,027,611)	0.141
Options outstanding, end of year	26,215,382	0.009	25,901,445	0.015	27,393,073	0.034

The following table represents a summary of the options outstanding as at March 31, 2011:

	Options outstanding and exercisable
Range of exercise prices	Number outstanding at March 31, 2010	Weighted average remaining contractual life	Weighted average exercise price
$		Years	$
0.002-0.004	3,040,843	1.32	0.0024
0.004-0.008	5,072,032	0.31	0.0061
0.008-0.012	14,958,412	2.32	0.0100
0.012-0.016	-
0.016-0.020	3,144,095	2.26	0.0197
	26,215,382	1.81	0.0095

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

The weighted average grant-date fair value of options granted in fiscal 2011, 2010, and 2009 were $0.0064, $0.008, and $0.004 respectively.

As at March 31, 2011 there were 8,112,875 options in the money with a total intrinsic value of $42,963.

EMPLOYEE AND NON-EMPLOYEE OPTIONS

During the year ended March 31, 2011, 2,339,183 options were granted to employees. In the year ended March 31, 2010, 9,259,319 options were granted to employees. In fiscal 2009, 1,505,000 options were granted to employees.

During the year ended March 31, 2011, 7,972,345 options were granted to non-employees. In the year ended March 31, 2010, 1,632,503 options were granted to non-employees. In fiscal 2009, 4,188,595 options were granted to non-employees.

No options have been granted with exercise prices below the market price on the respective grant dates during the year ended March 31, 2011, March 31, 2010 or March 31, 2009.

During the years ended March 31, 2011 and March 31, 2010, certain employees were terminated and are no longer providing any services to ZIM. Under their termination agreements, their option grants were modified and the options were retained and extended to their original term. The options are accounted for in accordance with ASC 718. The intrinsic values of the modified options are to be recognized as compensation expense on the date of modification, which is considered the measurement date. The compensation expense recorded due to the modification of terminated employees’ options was $NIL, as all modified options had no intrinsic value.

15 - INTEREST

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	$	$	$
Interest income	112,496	40,871	10,611
Interest expense	(4,218)	(10,256)	(48)
Total	108,278	30,615	10,563

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

16 - INCOME TAXES

ASC 740 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of not being sustained on an audit, based on the technical merits of the position.

The Company and its subsidiaries file income tax returns in Canadian, Brazil and U.S. federal jurisdictions, and various provincial jurisdictions.  The Company’s federal income tax returns are generally subject to examination for a period of three years after filing of the respective return in the U.S., four years in Canada and five years in Brazil.

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to loss before taxes, as follows:

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	$	$	$
Tax Rate, comprised of a federal rate of 11.00% and a provincial rate of 4.87% (In 2010 and 2009, a federal rate of 11.00% and provincial rate of 5.5%)	15.87%	16.50%	16.50%

Expected Canadian Income Tax (Recovery)	17,222	14,983	(14,195)
Change in valuation allowance	(91,831)	(196,532)	146,724
Losses expired during the year	0	113,410	186,564
Permanent differences	27,744	25,860	61,677
Effect of changes in rates	(67)	96,375	-
Difference between Canadian and foreign tax rates	29,982	(9,465)	1,171
Adjustments to deferred tax assets	91,898	(58,475)	(363,427)
Refundable tax credits	(327,760)	(200,118)	(258,058)
Other	(5,492)	-	-
	(258,304)	(213,962)	(239,544)

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

The change in valuation allowance for originating temporary differences and losses available for carry forward, is calculated using an expected deferred tax rate of 15.50%, based on the application of the Small Business Deduction. The rate at which such amounts may be realized as disclosed as part of a deferred tax asset and related valuation allowance takes into account the enacted tax rate decreases over the expected period of realization.

Income tax recoveries of $258,304, $213,962, and $239,544 for the years ended March 31, 2011, March 31, 2010 and March 31, 2009, respectively, relate to refundable income tax credits for research and development in Canada, net of the tax expense on account of income in Brazil. The investment tax credits are subject to review and approval by taxation authorities and it is possible that the amounts granted will be different from the amounts recorded by the Company.

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that gave rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

	March 31, 2011	March 31, 2010	March 31, 2009
	$	$	$
Temporary differences
Losses available for carry forward	649,631	720,932	714,392
Property and equipment - differences in net book value and unamortized capital cost	145,876	143,234	115,341
Intangible assets - differences in net book value and tax basis	288,571	269,077	230,685
Unused scientific research and experimental development amounts deductible and investment tax credits available for carry forward	1,139,930	1,086,422	894,830
Gross deferred tax asset	2,223,007	2,219,665	1,955,248
Valuation allowance	(2,223,007)	(2,219,665)	(1,955,248)
Net deferred tax asset	-	-	-

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

The Company has federal and provincial non-capital losses available to reduce taxable income in Canada, which expire in the following years:
Federal & Provincial
$

2014	915,766
2015	1,687,120
2026	1,034,050
2027 and thereafter	547,836
4,184,714

As at March 31, 2011, the Company had accumulated unclaimed federal and provincial scientific research and experimental development deductions of approximately $3,861,735 ($3,326,074 in 2010), ($2,729,432 in 2009). This amount can be carried forward indefinitely to reduce income taxes payable in future years.

The Company has federal scientific research and experimental development credits available to reduce income taxes in Canada, which expire in the following years:

2018	1,406
2019	7,574
2021	18,602
2022	364,493
2023	2,340
2034	2,931
Thereafter	8,538
405,884

17 - EARNINGS (LOSS) PER SHARE

For the purposes of the earnings (loss) per share computation, the weighted average number of common shares outstanding has been used. Had the treasury stock method been applied to the unexercised share options, the effect on the earnings per share for the year ended March 31, 2011, would be negligible.

The following securities are considered "in the money" and could potentially dilute the basic earnings per share in the future but have not been included in diluted earnings per share because their effect was negligible:

	March 31, 2011	March 31, 2010	March 31, 2009

Stock options	8,112,875	8,529,438	-

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

Total options outstanding at March 31, 2011, 2010 and 2009 were 26,215,382, 25,901,445, and 27,393,073 respectively.

18 - FINANCIAL RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $1,770,990 are comprised of $445,612 in cash and $1,325,378 in cash equivalents. The cash equivalents of $1,333,131 at March 31, 2011 (985,221 at March 31, 2010) are comprised of:

Held in Canada:

Renaissance High Interest Savings at 0.70% - $51,646 ($50,190 CDN) – No Maturity

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $1,273,732 - No Maturity. Of these deposits R$120,000 are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2011	March 31, 2010

Canadian dollars	122,614	225,807
US dollars	59,464	68,109
Brazilian reals	2,548,542	1,522,507
British pounds	6,319	4,520
Euros	7,878	4,353

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2011	March 31, 2010

Canadian dollars	16,083	37,590
US dollars	81,397	102,627
Brazilian reals	4,089	133,105
British pounds	774	834
Euros	11,797	6,521

Accounts payable include the following amounts payable in their source currency:

	March 31, 2011	March 31, 2010

Canadian dollars	13,423	8,871
US dollars	10,003	2,893
Brazilian reals	10,855	26,964
British pounds	309	-

Accrued liabilities include the following accruals in their source currency:

	March 31, 2011	March 31, 2010

Canadian dollars	76,727	29,202
US dollars	9,938	6,622
Brazilian reals	719	21,694

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2011	March 31, 2010

Canada	7%	16%
North America, excluding Canada	30%	46%
South America	56%	33%
Great Britain	0%	1%
Europe, excluding Great Britain	7%	4%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

19 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE COMMITMENTS

The Company has the following financial commitments related to minimum rent expenses for facilities:

$
2012	56,964
2013	56,964
2014	56,964
2015	56,964
2016	33,229
Total	261,085

For the year ended March 31, 2011, facilities expense was $123,546 ($110,970 for the year ended March 31, 2010 and $127,917 for the year ended March 31, 2009). The lease was renewed for 5 years on November 1, 2010.

OTHER

The Company is committed to pay an arm's length third party $75,000 upon the listing of ZIM Corporation’s common shares on a national securities exchange.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

20 - SUPPLEMENTAL CASH FLOW DISCLOSURE

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	$	$	$
Interest paid	$(4,218)	(10,256)	(48)
Income taxes paid	(96,539)	(26,514)	-
Income taxes received	270,886	260,433	360,470

21- SEGMENT REPORTING

The Company operates in two reportable segments based on product differentiation: mobile and enterprise software. Mobile applications involve providing SMS and other content applications and services for mobile devices. Enterprise software involves providing enterprise software for designing, developing and manipulating database systems and applications.

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

The following table sets forth external revenues, cost of revenues (including depreciation expense), operating expenses (including depreciation expense) and other amounts attributable to these product lines:

Year ended March 31, 2011	Mobile	Software	Total
	$	$	$

Revenue	280,339	1,729,432	2,009,771
Cost of revenue	71,902	189,535	261,437
Gross margin	208,437	1,539,897	1,748,334

Allocation of operating expenses	208,411	1,539,708	1,748,119
Allocation of interest income, net	(12,909)	(95,369)	(108,278)
Income tax benefit	(30,795)	(227,509)	(258,304)
	164,707	1,216,830	1,381,537

Net income	43,730	323,067	366,797

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
Year ended March 31, 2010	Mobile	Software	Total
	$	$	$

Revenue	320,784	1,276,681	1,597,465
Cost of revenue	80,010	98,452	178,462
Gross margin	240,774	1,178,229	1,419,003

Allocation of operating expenses	259,651	1,270,605	1,530,256
Gain on disposition of assets	(43)	-	(43)
Other income	(171,400)	-	(171,400)
Allocation of interest income, net	(5,195)	(25,420)	(30,615)
Income tax benefit	(36,305)	(177,657)	(213,962)
	46,708	1,067,528	1,114,236

Net income	194,066	110,701	304,767

Year ended March 31, 2009	Mobile	Software	Total
	$	$	$

Revenue	367,723	1,463,818	1,831,541
Cost of revenue	109,549	147,145	256,694
Gross margin	258,174	1,316,673	1,574,847

Allocation of operating expenses	274,050	1,397,638	1,671,688
Gain on disposition of assets	(247)	-	(247)
Allocation of interest income, net	(1,732)	(8,831)	(10,563)
Income tax benefit	(39,270)	(200,274)	(239,544)
	232,801	1,188,533	1,421,334

Net income	25,373	128,140	153,513

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
No customers generated over 10% of revenue for the years ended March 31, 2011 or 2010 and one customer generated over 10% of revenue for the year ended March 31, 2009.

The following table sets forth total assets used by each segment:

TOTAL ASSETS	March 31, 2011	March 31, 2010	March 31, 2009
	$	$	$
Mobile	343,035	367,001	232,280
Software	2,116,206	1,460,618	924,651
Total assets	2,459,241	1,827,619	1,156,931

The following tables set forth external revenues and long-lived assets attributable to geographic areas. External revenues are based on the location of the customer:

	March 31, 2011	March 31, 2010	March 31, 2009
	$	$	$
Long-lived assets
Canada	34,940	60,907	89,322
Brazil	3,940	4,937	5,797
Total long-lived assets	38,880	65,844	95,119

Total Revenue	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	$	$	$

United States	390,064	360,795	410,908
United Kingdom	7,914	45,663	19,713
Europe	58,583	41,944	33,891
Brazil	1,320,805	917,036	981,484
Canada	169,168	209,578	350,938
Other	73,237	22,449	34,607
Total revenue	2,009,771	1,597,465	1,831,541

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

Management evaluates each segment’s performance based upon revenues and gross margins achieved.

22 – SUBSEQUENT EVENT

On June 29, 2011 ZIM Corporation made a $206,079 investment in Connecting People For health Cooperative Limited. The investment consisted of the purchase of 200 common shares.

ITEM 19. EXHIBITS.

See the Exhibit Index hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZIM Corporation
(Registrant)

By /s/ Michael Cowpland
Michael Cowpland (President and CEO)
Date: July 19, 2011

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

8.1 *	List of subsidiaries of the Registrant
12.1 *	Certification by the Chief Executive Officer, Michael Cowpland, pursuant to Exchange Act Rules 13(a)-14(a) and 15d-14(a)
12.2 *	Certification by the Chief Financial Officer, John Chapman, pursuant to Exchange Act Rules 13(a)-14(a) and 15d-14(a)
13.1 *	Certification by the Chief Executive Officer, Michael Cowpland, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 *	Certification by the Chief Financial Officer, John Chapman, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1 *	Consent of Ernst and Young LLP, an independent registered public accounting firm
15.2 *	Consent of Raymond Chabot Grant Thornton LLP, an independent registered public accounting firm
*	Filed herewith.