Form 20-F
period 2012-03-31
ZIM CORP
filed 2012-07-19
CIK 1124160

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2012.

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

125,460,867 common shares outstanding as of March 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐   No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☒     No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☐     No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☒      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

A.            Selected Financial Data

The following selected consolidated statements of operations data for the fiscal years ended March 31, 2012, 2011, and 2010 and consolidated balance sheet data as of March 31, 2012 and 2011 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page 52.  The following selected consolidated statements of operations data for the fiscal years ended March 31, 2009 and 2008 and consolidated balance sheet data as of March 31, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

All references to dollars ($) in this Annual Report are expressed in United States dollars, unless otherwise indicated.

Consolidated Statements of Operations

	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	$	$	$	$	$

Revenue	1,858,540	2,009,771	1,597,465	1,831,541	1,990,680
Operating expenses	1,827,631	2,009,556	1,708,718	1,928,382	2,550,722
Income (loss) from operations	30,909	215	(111,253)	(96,841)	(560,042)

Other income	124,381	108,278	202,058	10,810	210,478
Income (loss) before income taxes	155,290	108,493	90,805	(86,031)	(349,564)

Income tax benefit	295,759	258,304	213,962	239,544	432,100
Net income	451,049	366,797	304,767	153,513	82,536

Basic and diluted earnings per share	0.004	0.003	0.003	0.002	0.001

Weighted average number of shares outstanding	125,460,867	123,125,251	113,132,100	96,337,579	90,326,103

Consolidated Statements of Cash Flows

	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	$	$	$	$	$
Cash flows provided by (used in) operating activities	353,461	569,608	417,595	430,651	(315,458)
Cash flows provided by (used in) investing activities	(197,344)	(72,719)	(101,221)	(19,334)	137,139
Cash flows provided by financing activities	—	—	—	—	48,260
Effect of changes in exchange rates on cash	(164,936)	113,220	204,293	(71,046)	(11,635)
Increase (decrease) in cash and cash equivalents	(8,819)	610,109	520,667	340,271	(141,694)
Cash and cash equivalents, beginning of year	1,770,990	1,160,881	640,214	299,943	441,637
Cash and cash equivalents, end of year	1,762,171	1,770,990	1,160,881	640,214	299,943

Consolidated Balance Sheets
	As at March 31, 2012	As at March 31, 2011	As at March 31, 2010	As at March 31, 2009	As at March 31, 2008
	$	$	$	$	$
ASSETS
Current assets
Cash and cash equivalents	1,762,171	1,770,990	1,160,881	640,214	299,943
Accounts receivable, net	191,296	118,429	224,444	156,814	202,222
Investment tax credits receivable	259,595	273,096	236,235	220,075	428,772
Other tax credits	40,724	53,107	—	—	—
Prepaid expenses	25,198	34,627	45,068	44,709	65,475
	2,278,984	2,250,249	1,666,628	1,061,812	996,412

Long term deposit	9,722	9,722	—	—	—
Investment	300,557	113,190	95,147	—	—
Intangible assets	35,031	47,200	—	—	—
Property and equipment, net	33,871	38,880	65,844	95,119	162,738
	2,658,165	2,459,241	1,827,619	1,156,931	1,159,150

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	23,790	30,974	26,858	17,332	40,906
Accrued liabilities	53,386	89,333	47,557	46,766	137,156
Deferred revenue	171,414	241,785	315,339	291,858	272,782
Due to a shareholder	—	—	—	—	—
	248,590	362,092	389,754	355,956	450,844
Deferred rent	—	—	11,317	23,785	45,872

Shareholders' equity:
Preferred shares, no par value, non-cumulative	—	—	—	—	—
Common shares, no par value	19,262,796	19,262,796	19,162,796	19,131,789	19,111,789
Additional paid-in capital	2,825,571	2,798,274	2,726,762	2,645,585	2,625,365
Accumulated deficit	(20,112,606)	(20,563,530)	(20,930,327)	(21,235,095)	(21,388,608)
Accumulated other comprehensive income	433,814	599,608	467,317	234,911	313,888
	2,409,575	2,097,148	1,426,548	777,190	662,434
	2,658,165	2,459,241	1,827,619	1,156,931	1,159,150

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

We anticipate that our cash and cash equivalents balance at March 31, 2012 of $1,762,171 along with cash generated from operations will be sufficient to meet our present operating and capital expenditures through fiscal 2013. However, there is no guarantee that unanticipated circumstances will not require additional liquidity.

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

OUR INTERNAL CONTROLS ARE NOT EFFECTIVE.

We did not have effective internal control procedures in place at March 31, 2012, when we evaluated our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. This could affect the reliability of our financial statements. We are attempting to remedy our weaknesses but as a small company we have limited resources to employ for this purpose. See item 15 of this Form 20-F for additional information on our attempts to rectify our weaknesses. The reduction of the risk will require additional expenses and use of management's time.

OUR STRATEGIC DIRECTION IS EVOLVING, WHICH COULD NEGATIVELY AFFECT OUR FUTURE RESULTS.

Since inception, our business model has evolved and is likely to continue to evolve as we refine our offerings and market focus. Prior to 2004, we focused on developing SMS products, in 2004 through to fiscal 2007 we focused on our SMS aggregation services. From fiscal 2008 to 2012, we focused on offering mobile content, applications development and the development of new IDE software. We continue to evaluate opportunities and alternative strategies in a rapidly evolving market. We plan to leverage our intellectual capital, core technologies and other business assets to focus on new strategic directions and attempt to maximize shareholder value. Changes to our business may not prove successful in the short or long term and may negatively impact our financial results.

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

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  Although SMS will continue to provide a minimal amount of revenue within the mobile segment of operations, with the acquisition of AIS in 2006 the Company shifted its corporate focus to include offering mobile content directly to end users.

In fiscal 2012, ZIM continues to develop and sell enterprise database software to end users as well as maintain its SMS messaging and mobile content and service product lines.

The following tables show the breakdown of total revenues by category of activity and geographic market:

Revenue by category	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
	$	$	$

Mobile	179,184	280,339	320,784
Software	1,679,356	1,729,432	1,276,681
Total revenue	1,858,540	2,009,771	1,597,465

Revenue by geographic market	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
	$	$	$

United States	203,625	390,064	360,795
United Kingdom	44,436	7,914	45,663
Europe	67,077	58,583	41,944
Brazil	1,074,938	1,310,805	917,036
Canada	373,631	169,168	209,577
Other	94,834	73,237	22,449
Total revenue	1,858,540	2,009,771	1,597,465

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

In fiscal 2010, 2011 and 2012, we continued to support our existing customer base and users of the ZIM IDE software. In addition, we continued to allocate research and development resources to improve the performance and features of the ZIM IDE software.

In 2011 ZIM acquired the technology assets of Torch Technologies and began offering an advanced portfolio of migration services and management products that strengthen and complement ZIM`s enterprise database products. The combined product portfolio is a robust solution to rapidly and cost effectively migrate existing databases to other industry databases including Oracle™ and SQL™ while retaining valuable ZIM applications and providing a simplified database management suite.

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

All these markets are highly competitive and rapidly changing due to the respective natures of these growing markets. We have many competitors in the mobile markets, including WIN PLC, MBlox and Sybase in aggregation and Verisign, which owns Jamster and Monstermob in mobile content. In the database market, our competitors include Oracle™ , Microsoft, SAP, MySQL and many others. These competitors have certain competitive advantages over us, including but not limited to:

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

CUSTOMERS

During fiscal 2012, we had more than 5 revenue generating customers in at least 4 countries in our mobile segment. In addition, we had in excess of 100 customers who utilized ZIM IDE to run their enterprise applications. No customers accounted for over 10% of revenue for the years ended March 31, 2010, March 31, 2011 and March 31, 2012. In the mobile content market ZIM serves thousands of customers on a monthly basis.

TECHNOLOGY INFRASTRUCTURE

We believe that our technology is essential to successfully implement our strategy of expanding and enhancing our products and services and maintaining the attractiveness and competitiveness of our products and services.

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

RESEARCH AND DEVELOPMENT

Our research and development activities focus primarily in the areas of database migration technology, IDE software, mobile content applications and services. Research and development expenditures were $604,169 for fiscal 2012, $629,258 in fiscal 2011, and $482,629 in fiscal 2010.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EXECUTIVE SUMMARY

Revenue for the fiscal year 2012 was $1,858,540, compared with revenue of $2,009,771 for fiscal year 2011 and $1,597,465 for the fiscal year 2010. The decrease is attributable to decreased consulting revenue, due to delays in the completion of some consulting projects, and software license revenue for our enterprise software segment and by the expected decline in revenue from our mobile segment, caused by the continued saturation of that market.

Net income for the fiscal year 2012 was $451,049 as compared to $366,797 for the fiscal year 2011 and $304,767 for the fiscal year 2010. The increase in net income principally reflects a decrease in cost of revenues, selling and general administrative expenses and research and development expenditures. Increases in interest income and tax credits also contributed to the increased net income.

ZIM had cash and cash equivalents of $1,762,171 at March 31, 2012 as compared to cash and cash equivalents of $1,770,990 at March 31, 2011. The Company generated a positive cash flow of $354,870 for the fiscal year ended March 31, 2012, as result of normal operations.

A.	Operating results

The following is an overview of our operating results for the year ended March 31, 2012. A more detailed discussion of our operating results, comparing our operating results for the years ended March 31, 2012, 2011, and 2010, is included under the heading “Results of Operations for the Year Ended March 31, 2012 Compared to the Year Ended March 31, 2011 and 2010” of this “OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

Revenues for the year ended March 31, 2012 decreased approximately $0.151 million to approximately $1.86 million from approximately $2.01 million for the year ended March 31, 2011. Revenue from our mobile segment decreased from $0.28 million, to $0.18 million in fiscal 2012. The decrease was due to reduced aggregation mobile content sales. This decrease is compounded by the decrease of approximately $50,000 in our software segment. Revenues for the year ended March 31, 2011 increased approximately $0.412 million to approximately $2.01 million from approximately $1.60 million for the year ended March 31, 2010. Revenue from our mobile segment decreased from $0.32 million, to $0.28 million in fiscal 2012. The decrease was due to reduced aggregation mobile content sales. This decrease is offset by the increase of approximately $453,000 in our software segment.

Total operating expenses for the year ended March 31, 2012 were approximately $1.83 million, a decrease of approximately $0.176 million from operating expenses of $2.01 million for the year ended March 31, 2011. The decrease in fiscal 2012 is related to decreased research and development cost of $25,089, decreased cost of revenue of $103,057 and decreased SG&A cost of $48,024.

Total operating expenses for the year ended March 31, 2011 were approximately $2.01 million, an increase of approximately $0.301 million from operating expenses of $1.71 million for the year ended March 31, 2010. The increase in fiscal 2011 is related to increased research and development costs of $146,629, increased cost of revenue of $82,975 and increased SG&A cost of $66,983.

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

Mobile content

Mobile content revenues are derived primarily from credit card purchases via the internet or through premium messaging. Revenue is recognized by delivery and acceptance of a download to the end users. We recognize revenue when (a) there is persuasive evidence of an arrangement; (b) the service has been provided to the customer; (c) the amount of the fees to be paid by the customer is fixed and determinable; and (d) the collection of the fees is reasonably assured.

Proprietary software products and licenses sales

ZIM records revenues from the perpetual license of the Company's software products and the sale of related maintenance and consulting. The Company's standard license agreement provides a license to use the Company's products based on the number of licensed users. The Company may license its software in multiple element arrangements if the customer purchases maintenance in conjunction with the software.

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

RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2012 COMPARED TO THE YEAR ENDED MARCH 31, 2011 AND THE YEAR ENDED MARCH 31, 2010

REVENUES

	Year ended March 31, 2012	As a %	Year ended March 31, 2011	As a %	Year ended March 31, 2010	As a %
	$		$		$

Mobile content	59,562	3%	98,951	5%	136,577	9%
Bulk SMS	119,322	6%	170,789	8%	135,345	8%
Other SMS services and products	—	—	10,599	1%	48,862	3%
	179,184	9%	280,339	14%	320,784	20%

Software	473,448	25%	394,366	20%	162,964	10%
Maintenance and consulting	1,205,908	66%	1,335,066	66%	1,113,717	70%
	1,679,356	91%	1,729,432	86%	1,276,681	80%

	1,858,540	100%	2,009,771	100%	1,597,465	100%

Total revenues for the year ended March 31, 2012 were $1,858,540 as compared to $2,009,771 for the year ended March 31, 2011 and $1,597,465 for the year ended March 31, 2010. The decrease is mainly due to decreased sales of maintenance and consulting services related to our suite of migration technologies and decline in the mobile content and Bulk SMS Business.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

MOBILE CONTENT

As previously mentioned, consumers are able to download ring tones and wallpapers directly from our Internet sites to their mobile phones. Revenue from the sale of mobile content for the fiscal year ended March 31, 2012 was $59,862 as compared to $98,951 for fiscal year ended March 31, 2011 and $136,577 for fiscal year ended March 31, 2010. The decline was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products.

BULK SMS

Our bulk SMS messaging revenue went from $135,345 in fiscal 2010 to $170,789 in fiscal 2011 and to $119,322 in fiscal 2012. We experienced a decline in customers using our routes in fiscal 2012, as compared to fiscal 2011 and fiscal 2010, resulting in the decreased revenue. In general, bulk messaging customers choose the aggregator that is offering the lowest cost route. We expect that the decreased revenues of fiscal 2012 will be indicative of future performance.

OTHER SMS SERVICES AND PRODUCTS

Our other SMS services revenue decreased from $48,842 for the fiscal year ended March 31, 2010 to $10,599 for the fiscal year ended March 31, 2011 and to $NIL for the fiscal year ended March 31, 2012.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Software sales increased from $162,964 in fiscal 2010 to $394,366 in fiscal 2011 and further increased to $473,448 in fiscal 2012. The continual increase in revenue is mainly as result of our acquired migration technologies.

In addition to the sale of the software, we are generating revenue from software maintenance and consulting. Maintenance and consulting revenues have increased from $1,113,717 in fiscal 2010 to $1,335,066 in fiscal 2011 and decreased to $1,205,908 in fiscal 2012. Most of the maintenance revenue was generated in Brazil as this region represents the largest concentration of users of ZIM’s IDE product. The fluctuation in revenue is due mainly to the fluctuation of the value of the Brazilian real compared to the United States dollar.

EXPENSES

Operating expenses

	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
	$	$	$

Cost of revenue	158,380	261,437	178,462
Selling, general and administrative	1,054,197	1,114,611	1,047,627
Research and development	604,169	629,258	482,629
Amortization of intangible assets	10,885	4,251	—
	1,827,631	2,009,557	1,708,718

Operating expenses increased from $1,708,718 for the year ended March 31, 2010 to $2,009,557 for the year ended March 31, 2011 and has decreased to $1,827,631 for the year ended March 31, 2012. The decrease for fiscal 2012 is mainly attributable to decreased research and development costs coupled with decreased selling general and administration costs and lower cost of revenue as a result of lower revenues.

COST OF REVENUE

Included in the cost of revenue are costs related to the ZIM IDE sales and costs relating to SMS revenues.

	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
	$	$	$
Mobile
Revenue	179,184	280,339	320,784
Cost of revenue	(45,214)	(71,902)	(80,010)
Gross margin	133,970	208,437	240,774

Gross margin %	75%	74%	75%

Software
Revenue	1,679,356	1,729,432	1,276,681
Cost of revenue	(113,166)	(189,535)	(98,452)
Gross margin	1,566,190	1,539,897	1,178,229

Gross margin %	93%	89%	92%

Gross margins for the mobile segment have remained relatively flat at 74% to 75% since 2010.

Gross margins for software, maintenance and consulting sales has also remained stable between 89% and 93%. Included in the cost of revenue for software, maintenance and consulting are salaries relating to supporting the ZIM IDE software and costs for the distribution of the software. The slight increase in gross margins in our software segment relates to slight cost reductions.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the years ended March 31, 2012, March 31, 2011 and March 31, 2010 were $1,054,197, $1,114,610 and $1,047,627 respectively. The decrease in fiscal 2012 is primarily attributable to reduced operating costs, reduced staff base and reduced professional fees. The decreases are related to our continued focus on maintaining costs in line with revenues. The increases in 2011 are related to an increase in consulting fees and rental expense.

INTEREST

For the years ended March 31, 2012 and March 31, 2011, we did not incur any interest expense on the debt held by our Chief Executive Officer or on our operating line of credit with the Royal Bank of Canada as there were no draws on these facilities in fiscal 2011 or 2012.

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

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2012, we had cash and cash equivalents of $1,762,171 and working capital of $2,030,394 as compared to cash of $1,770,990 and working capital of $1,888,157 at March 31, 2011. As at March 31, 2010, we had cash and cash equivalents of $1,160,881 and working capital of $1,276,874.

Cash flows for the fiscal periods were as follows:

	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
	$	$	$
Cash flows provided by operating activities	353,461	569,608	417,595
Cash flows provided by (used in) investing activities	(197,344)	(72,719)	(101,221)
Cash flows provided by financing activities	—	—	—

Operating activities generated $353,461 of cash for the year ended March 31, 2012 as compared to generating cash of $569,608 for the year ended March 31, 2011 and generating $417,595 during the year ended March 31, 2010. The decrease in cash generated in fiscal 2012 arose mainly due to an increase in accounts receivable.

We used cash in the amount of $197,344 in fiscal 2012, $72,719 in fiscal 2011, and used $101,221 in fiscal 2010 of cash in investing activities. In fiscal 2012, the cash used mainly related to our investment in Connecting People For Health Cooperative Limited , as described in Note 6 of the consolidated financial statements included in this from 20-F, and computer hardware. In fiscal 2011, the cash used mainly related to our purchase of the database migration technology of Torch Technologies, as described in Note 6 of the consolidated financial statements included in this from 20-F, and computer hardware. In fiscal 2010, the cash used related mainly for our investment in Seregon Solutions Inc.

At March 31, 2012, the Company had access to a line of credit for approximately $500,450 from its Chief Executive Officer and a working capital line from its principal banker for approximately $50,045 (refer to Note 9 “Line of Credit” to consolidated financial statements), in addition to a cash and cash equivalent balance of $1,763,277.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Credit terms for software, maintenance and consulting services have remained consistent from prior periods at 30 days.

As at March 31, 2012, 70% of all receivables were current. As at March 31, 2011, approximately 79% of all related receivables were current. As at March 31, 2010, approximately 74% of all related receivables were current.

Cash and cash equivalents of $1,763,277 are comprised of $244,195 in cash and $1,517,976 in cash equivalents. The cash equivalents of $1,517,976 at March 31, 2012 ($1,333,131 at March 31, 2011, $985,221 at March 31, 2010) are comprised of:

Held in Canada:

TD Waterhouse at 1.25% - $100,993 ($100,901 CDN) – Payable on demand

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $1,416,986 - (R$2,580,555) – Payable on demand. Of these deposits R$180,000 are secured by Government Deposit Insurance.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. Accordingly, there can be no assurance that ZIM will be able to meet its working capital needs for any future period. In addition, the Company has an accumulated deficit of $20,118,236 and, during the fiscal year ended March 31, 2012. The Company also has generated negative cash flows from operations for one of the previous five fiscal years.

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

A.	Research and development

Research and development expenses went from $482,629 for the year ended March 31, 201o to $629,258 for the year ended March 31, 2011 and to $604,169 for the year ended March 31, 2012. The decrease in fiscal 2012 relates to decreased use of one contract employee and the effects of a weaker US dollar as compared to the Canadian dollar. The sharp increase in 2011 relates to research and development investments in database migration technology.

B.	Trend information

The Company has not identified and is not aware of any trends that will have a significant impact on its consolidated financial position, statement of operations or cash flows.

C.	Off-Balance Sheet Arrangements

The Company had no off balance sheet arrangements as of March 31, 2012.

A.	Tabular Disclosure of Contractual Obligations

Contractual Obligations	Payment Due by Period
	Total	Less than 1 year	1 -3 years	3-5 years	Greater than 5 years
	$	$	$	$	$
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	198,544	55,407	110,815	32,321	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	198,544	55,407	110,815	32,321	-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following sets forth information concerning our executive officers and directors, including their ages, present principal occupations, other business experience during the last five years, memberships on committees of the Board of Directors and directorships in other companies:

NAME	AGE	POSITION WITH ZIM
Dr. Michael Cowpland	69	President, Chief Executive Officer, and Director
John Chapman	48	Chief Financial Officer / Consultant
Steven Houck	42	Director
James Stechyson	47	Director
Donald Gibbs	66	Director

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

Steven Houck has served as a Director of ZIM since April 2001. Currently, Mr. Houck is Chief Operating Officer of DataCore Software, a company that develops storage virtualization software. Until recently, Mr. Houck also held the position of Chief Executive Officer of GRIDTREE Inc., a technology company headquartered in Miami, Florida providing enterprise class IT services to the small to medium sized business market. Previously Mr. Houck was the Vice President of Latin America at VMware, a developer of software for the virtualization market.  Prior to working at VMware Steve was Vice President of World Wide SMB Sales at EMC Corporation, a developer and provider of information infrastructure technology and solutions. During 2004 and 2005, Mr. Houck worked as a consultant for various start-up companies. From 1995 to early 2004, Mr. Houck held various positions with Corel Corporation including Executive Vice President of World Wide Sales. Prior to his service to Corel, he founded Worldview Technologies, a company specializing in multimedia design and authoring and served as its CEO until 1995. He attended Florida State University and Florida Atlantic University.

James Stechyson has served as a Director and Chairman of ZIM since June 1, 2003. He also served as a Director of ZIM Technologies beginning in January 1998 and was appointed into the position of Chairman in May 2001. From September 2002 until 2003, Mr. Stechyson served as the President of ClearOne Communications Canada a subsidiary of ClearOne Communications a leading global provider of audio conferencing solutions used by thousands of organizations worldwide. From 1990 to September 2002, he was the Founder and President of OM Video, Inc., a hardware sales and systems integrator of professional audio/visual technology based in Ottawa, Canada. OM Video was acquired by ClearOne Communications in 2002.

Donald R Gibbs has been a Director of ZIM since July 2003. He also serves as the Chairman of ZIM's Audit Committee. Mr. Gibbs is presently Chief Executive Officer of AirIQ. From April 2007, to June 2008, Mr. Gibbs was the Chief Executive Officer of Tarquin Inc. Since July of 2004, Mr. Gibbs has been the Chairman and Chief Executive Officer of Process Photonics Inc. From June 2001 to April 2004, Mr. Gibbs was the President and Chief Executive Officer of Original Solutions Inc. He is also the principal of his own consulting company, Donald R Gibbs and Associates which provides financial and management assistance to start-up corporations. Since 1970, Mr. Gibbs has held senior financial and executive positions in Mitel Corporation, Cognos Inc., Gandalf Systems Corporation, Positron Fiber Systems Inc., Gorilla Capital Inc., VIPswitch Inc. and Original Solutions Inc. Mr. Gibbs received his Bachelor of Commerce degree from the University of Ottawa and holds a professional designation as a Certified Management Accountant.

EMPLOYEES

As at March 31, 2012, we had 12 full-time employees, with 4 employees in selling, general and administration and 8 employees in technical areas including technical support and research and development. We consider our relations with our employees to be excellent, and none of our employees are covered by a collective bargaining agreement. ZIM also contracts services from 4 consultants on a part-time basis.

Of these employees, 10 are based in Ottawa, Canada and two are based in Sao Paulo, Brazil.

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

The Audit Committee's functions include evaluating, and recommending to the Board the engagement of the independent registered public accounting firm, reviewing the results of their audit findings, and monitoring on a periodic basis our internal controls over financial reporting. The Audit Committee has a formally approved written charter. The Audit Committee consists of Donald Gibbs (Chairman) and Steven Houck. Mr. Gibbs is the Audit Committee’s “audit committee financial expert,” as defined in Item 16A of Form 20-F, and he is “independent” under the NASDAQ Listing Rules. Mr. Houck replaced James Stechyson as a member of the audit committee effective June 24, 2009. The Audit Committee held four meetings during the fiscal year ended March 31, 2012.

The Compensation Committee’s functions include evaluating compensation for directors, officers, employees of and consultants to the Company, and making recommendations to the Board regarding such compensation matters. The Compensation Committee has a formally approved written charter. The Compensation Committee currently consists of James Stechyson and Steven Houck. The Compensation Committee did not hold a meeting during the fiscal year ended March 31, 2012.

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

Our Board of Directors has adopted a Code of Ethics that qualifies as a “code of ethics” within the meaning of such term in From 20-F and applies to our Chief Executive Officer and our Chief Financial Officer, as well as to other senior management and senior financial staff of ZIM, including without limitation our comptroller and person performing such function, and complies with the requirements imposed by the Sarbanes-Oxley Act of 2002 and the rules issued thereunder for codes of ethics applicable to such officers. Our Board has reviewed and will continue to evaluate its role and responsibilities with respect to the new legislative and other requirements of the Securities and Exchange Commission. Interested persons can obtain a copy of our Code of Ethics without charge by writing to: Investor Relations c/o 150 Isabella Street, Suite 150, Ottawa, Ontario K1S 1V7 or by visiting our web-site at www.ZIM.biz.

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

Summary Compensation Table

The table below provides detailed information on the compensation of the Chief Executive Officer, Chief Financial Officer, the Vice President of Sales and the Vice President of Business Development of ZIM for services rendered for the fiscal year ended March 31, 2012. No executive officer or employee received compensation in excess of $100,000 for the fiscal year ended March 31, 2012.

Name and principal position	Year	Salary / Consulting Payments ($)	Option Awards ($)(1)	Common Shares ($)	Total ($)
Michael Cowpland, President and Chief Executive Officer	2010 2011 2012	- - -	67,326 7,931 2,001	15,504 50,000 -	82,830 57,931 2,001
John Chapman, Chief Financial Officer (CHAPMAN CFO Resources Inc.)	2010 2011 2012	45,824 46,952 38,799	- 13,657 10,244	- - -	45,824 60,609 49,043

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2010, March 31, 2011, and March 31, 2012 respectively, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s Financial Statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

 Outstanding Equity Awards At Fiscal Year-End

				Option Expiration Date
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)
Michael Cowpland, President and Chief Executive Officer
	1,400,000	Nil	0.0021	21-Jul-12
	133,340	Nil	0.0040	12-Aug-12
	62,503	Nil	0.0040	12-Aug-12
	726,702	Nil	0.0190	19-Nov-12
	6,667	Nil	0.0190	19-Nov-12
	406,650	Nil	0.0100	19-Feb-13
	5,710,000	Nil	0.0100	19-Feb-13
	47,500	Nil	0.0100	25-Jul-13
	95,000	Nil	0.0100	25-Jul-13
	100,000	Nil	0.0100	25-Jul-13
	326,683	Nil	0.0200	21-Sept-13
	66,667	Nil	0.0200	17-Nov-13
	10,000	Nil	0.0100	12-Dec-13
	263,333	Nil	0.0100	17-Feb-14
	200,000	Nil	0.0100	17-Feb-14
	130,000	Nil	0.0100	22-Feb-14
	120,000	Nil	0.0100	22-Feb-14
	100,000	Nil	0.0100	22-Feb-14
	100,000	Nil	0.0100	20-Nov-14
	100,000	Nil	0.0090	22-Feb-15
John Chapman (CHAPMAN CFO Resources Inc.) Chief Financial Officer
	135,938	Nil	0.020	21-Sept-13
	60,938	Nil	0.020	17-Nov-13
	202,500	Nil	0.020	17-Nov-13
	421,875	Nil	0.010	12-Dec-13
	153,125	Nil	0.010	17-Feb-14
	660,938	Nil	0.010	17-Feb-14
	100,000	Nil	0.010	22-Feb-14
	157,031	Nil	0.010	2-Mar-14
	351,563	Nil	0.010	16-Aug-14
	421,875	Nil	0.010	16-Aug-14
	332,813	Nil	0.010	16-Aug-14
	441,406	Nil	0.010	16-Aug-14
	460,938	Nil	0.010	16-Aug-14

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

The following table shows compensation of our non-employee directors for the fiscal year ended March 31, 2012.

Name	Option Awards ($)(1)	Common Shares ($)	Total ($)
Steven Houck	1,001	-	1,001
James Stechyson	10,956	-	10,956
Donald Gibbs	1,001	-	1,001

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2012, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s Financial Statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

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

Securities authorized for issuance under equity compensation plans at March 31, 2012 are as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans, excluding the securities reflected in the first column

Equity compensation plans approved by security holders	20,027,985(1)	0.009	5,960,015
Equity compensation plans not approved by security holders	6,010,000(2)	0.010	NIL
Total	26,037,985	0.009	5,960,015

(1)	Represents ZIM common shares issuable upon the exercise of options outstanding under ZIM's Employee Stock Option Plan.
(2)	Represents ZIM common shares issuable upon the exercise of options outstanding and issued outside of ZIM's Employee Stock Option Plan to officers, directors and advisory Board members. During the period from October 13, 2000 to June 25, 2001, ZIM issued an aggregate of 8,285,000 options outside of the Employee Stock Option Plan. Of these options, 145,000 were exercised in the ten months ended March 31, 2004 and 2,030,000 options were cancelled in the fiscal periods ended March 31, 2005 and 2004. The remaining options expired on February 5, 2007 but were reissued with an expiry date of February 19, 2010. They were reissued again in 2010 and have a new expiry date of February 18, 2013.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table sets forth, as of June 28, 2012, the number and percentage of our outstanding common shares which are beneficially owned, directly or indirectly, by:

•	each person who is known to us as the beneficial owner of 5% or more of our outstanding common shares;
•	each director and executive officer of ZIM Corporation; and
•	all directors and executive officers of ZIM Corporation as a group.

Beneficial ownership includes shares over which the indicated person has sole or shared voting or investment power and shares which he or she has the right to acquire within 60 days of June 28, 2012. Unless otherwise indicated, the persons listed are deemed to have sole voting and investment power over the shares beneficially owned.

			Common shares
Name	Address	Title	Number	Percentage

Michael Cowpland	234 Perley Court, Ottawa, Ontario	President and CEO	79,875,036	58.9%

James Stechyson	5597 Goddard Street Manotick, Ontario	Director	23,240,000	17.4%

Advanced Telecom Services	996 Bold Eagle School Road, Suite 1105, Wayne, PA	N/A	10,000,000	8.0%

John Chapman (CHAPMAN CFO Resources Inc.)	30 Holitzner Way Ottawa, Ontario	Chief Financial Officer	3,900,940	3.0%

Steven Houck	401 Hillview Avenue, Palo Alto, CA 94304	Director	810,000	0.6%

Donald Gibbs	5 Reaney Court, Kanata, Ontario, Canada,K2K 1W7	Director	810,000	0.6%

All directors and executive officers as a group (5 persons) hold 108,635,976 common shares, which totals 72.9% of ownership.

Applicable percentage of ownership is based upon 125,460,867 common shares outstanding as of June 24, 2012, together with applicable options for such shareholder or group. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 28, 2012 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(1)	The beneficial ownership of Michael Cowpland consists of 56,357,468 common shares owned directly by Dr. Cowpland and 10,205,045 common shares under options, which are currently exercisable or are exercisable within 60 days of June 28, 2012. In addition, Dr. Cowpland’s ownership includes 4,518,728 common shares owned by Dr. Cowpland's spouse and 8,793,795 common shares owned by a company controlled by Dr. Cowpland's spouse. Dr. Cowpland disclaims beneficial ownership of the shares held by his spouse and the company controlled by his spouse.

(2)	The beneficial ownership of James Stechyson consists of 15,450,000 common shares. 450,000 are owned directly by Mr. Stechyson and 15,000,000 are owned by a company controlled by Mr. Stechyson. 7,790,000 common shares, which he has a right to acquire under stock options are currently exercisable or are exercisable within 60 days of June 28, 2012.

(3)	The beneficial ownership of Advanced Telecom Services Inc. consists of 10,000,000 common shares owned directly.

(4)	The beneficial ownership of John Chapman consists of 3,900,940 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 28, 2012. The options assigned to Mr. Chapman are held by CHAPMAN CFO Resources Inc. in which Mr. Chapman is the controlling shareholder.

(5)	The beneficial ownership of Steven Houck consists of 810,000 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 28, 2012.

(6)	The beneficial ownership of Donald Gibbs consists of 810,000 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 28, 2012.

The Board of Directors has determined that all directors who served on the Board during fiscal 2012, other than Dr. Michael Cowpland and Mr. James Stechyson, are or were “independent” under NASDAQ Listing Rules. The Board has further determined that the members of the Audit Committee also meet the additional independence requirements of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission.

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

LOCATION OF STOCK HOLDINGS

At June 28, 2012, 76,405,035 (60.9%) of ZIM’s common shares are held outside of the United States. The number of shareholders of record is 992.

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

There have been no significant changes to our business since the fiscal year ended March 31, 2012.

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

PERIOD	HIGH	LOW

Fiscal 2008	$ 0.0600	$ 0.0100
Fiscal 2009	$ 0.0100	$ 0.0020
Fiscal 2010	$ 0.0100	$ 0.0020
Fiscal 2011	$ 0.0200	$ 0.0040
Fiscal 2012	$ 0.0200	$ 0.0001

Fiscal 2011 First Quarter	$ 0.0200	$ 0.0050
Fiscal 2011 Second Quarter	$ 0.0200	$ 0.0100
Fiscal 2011 Third Quarter	$ 0.0200	$ 0.0045
Fiscal 2011 Fourth Quarter	$ 0.0200	$ 0.0040
Fiscal 2012 First Quarter	$ 0.0100	$ 0.0100
Fiscal 2012 Second Quarter	$ 0.0170	$ 0.0100
Fiscal 2012 Third Quarter	$ 0.0200	$ 0.0110
Fiscal 2012 Fourth Quarter	$ 0.0130	$ 0.0001
Fiscal 2013 First Quarter	$ 0.0090	$ 0.0090

Fiscal 2012 January 2012	$ 0.0130	$ 0.0110
Fiscal 2012 February 2012	$ 0.0110	$ 0.0001
Fiscal 2012 March 2012	$ 0.0090	$ 0.0001
Fiscal 2012 April 2012	$ 0.0090	$ 0.0090
Fiscal 2012 May 2012	$ 0.0090	$ 0.0090
Fiscal 2012 June 2012	$ 0.0110	$ 0.0090

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

None

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

None.

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

Capital Gains

A non-resident, of Canada, holder is not subject to tax under the Income Tax Act in respect of a capital gain realized upon the disposition of a common share of the Company unless such share is (or is deemed to be) “taxable Canadian property” (as defined in the Income Tax Act) of the non-resident holder. In the case of a non-resident holder resident in the United States who is eligible for benefits under the Treaty and for whom stock of the Company are taxable Canadian property, no Canadian taxes will generally be payable on a capital gain realized on such stock by reason of the Treaty unless the value of such stock is derived principally from real property situated in Canada, or certain rights in Canadian timber or resource property, as outlined in the Income Tax Act.”

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

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings. A hypothetical 10% change in the value of one Brazilian real expressed in U.S. dollars during the year ended March 31, 2012 would have caused an approximate $156,404 change in the Company’s revenue for the fiscal year 2012. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies:

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2012	March 31, 2011

Canadian dollars	145,454	122,614
US dollars	44,127	59,464
Brazilian reals	2,819,710	2,548,542
British pounds	10,567	6,319
Euros	5,076	7,878

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2012	March 31, 2011

Canadian dollars	27,074	16,083
US dollars	102,726	81,397
Brazilian reals	94,057	4,089
British pounds	438	774
Euros	6,432	11,797

Accounts payable include the following amounts payable in their source currency:

	March 31, 2012	March 31, 2011

Canadian dollars	19,629	13,423
US dollars	3,541	10,003
Brazilian reals	805	10,855
British pounds	100	309

Accrued liabilities include the following accruals in their source currency:

	March 31, 2012	March 31, 2011

Canadian dollars	26,457	76,727
US dollars	11,709	9,938
Brazilian reals	27,675	719

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

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2012	March 31, 2011

Canada	14%	7%
North America, excluding Canada	54%	30%
South America	27%	56%
Great Britain	0%	0%
Europe, excluding Great Britain	5%	7%
	100%	100%

FAIR VALUE

The carrying values of cash, accounts receivable, investment tax credits receivable, line of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We are a small company with 12 full-time employees as of March 31, 2012, and we depend to a great extent on principal members of our management staff.  If we lose the services of any key personnel, in particular Dr. Michael Cowpland, our President and Chief Executive Officer, and Mr. James Stechyson, our Chairman, the loss could significantly impede the achievement of our research and development objectives and delay our product development programs and commercialization of our product candidates.  We do not currently have any key man life insurance policies.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2012.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below related to our financial reporting processes and information technology security protocols.

Management’s Annual Report on Internal Control over Financial Reporting

ZIM’s management is responsible for establishing and maintaining adequate internal control over financial reporting and uses policies and procedures based on COSO’s Internal Control Integrated Framework. Based on the COSO framework, as previously stated in this annual report, our management concluded that our internal control over financial reporting was not effective as of March 31, 2012, due to the existence of significant deficiencies constituting a material weakness, as described in greater detail below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our financial statements will not be prevented or detected on a timely basis.

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

Our Board of Directors has adopted a code of conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our Chief Executive Officer, Chief Financial Officer, Comptroller, Vice Presidents and any other persons who perform similar functions for us. Our code of business conduct and ethics is posted on our website at www.ZIM.biz. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the most recent two fiscal year ends, we were billed for audit, audit-related, tax and other services provided by our former Independent Registered Public Accounting Firm, Raymond Chabot Grant Thornton LLP, as follows for fiscal 2011 and Ernst and Young in fiscal 2012:

	Year ended March 31, 2012	Year ended March 31, 2011
Audit fees	80,218	73,060
Audit-Related Fees	-	-
Tax fees	10,634	11,834
All Other Fees	-	-
Total	90,852	84,894

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

All audit and tax fees are estimated by the Independent Registered Public Accounting Firm and approved by the audit committee before they are performed. There were no significant differences between the approved estimates and final fees for fiscal years 2010, 2011 and 2012.

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

Not Applicable.

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

On February 10, 2011, ZIM’s Audit Committee and Board of Directors accepted the resignation of Raymond Chabot Grant Thornton LLP and appointed Ernst and Young LLP as ZIM’s registered public accounting firm and auditor in the place and stead of Raymond Chabot Grant Thornton LLP until the close of the next Annual General Meeting of the Company, at which the shareholders ratified and confirmed the appointment of Ernst and Young LLP as auditors.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART THREE

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of ZIM Corporation

We have audited the accompanying consolidated balance sheets of ZIM Corporation as of March 31, 2012 and March 31, 2011, the related consolidated statements of operations, shareholders' equity and cash flows for each of the years ended March 31, 2012 and March 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

The consolidated financial statements as at March 31, 2010 and for the year ended March 31, 2010 were audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by other auditors who expressed an opinion without reservation on those statements in their report dated June 24, 2010.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ZIM Corporation as of March 31, 2012 and March 31, 2011, and the consolidated results of its operations and its cash flows for the years ended March 31, 2012 and March 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst and Young LLP

---------------------------------------------

Ernst and Young LLP

Ottawa, Canada

July 19, 2012

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

/s/ Raymond Chabot Grant Thornton LLP

Raymond Chabot Grant Thornton LLP

Ottawa, Canada

July 19, 2010

ZIM Corporation
Consolidated Statements of Operations
(Expressed in US dollars)

	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
	$	$	$
Revenue
Mobile	179,184	280,339	320,784
Software	473,448	394,366	162,964
Software Maintenance and Consulting	1,205,908	1,335,066	1,113,717
Total revenue	1,858,540	2,009,771	1,597,465

Operating expenses
Cost of revenue	158,380	261,437	178,462
Selling, general and administrative	1,054,197	1,114,610	1,047,627
Research and development	604,169	629,258	482,629
Amortization of intangible assets	10,885	4,251	-
Total operating expenses	1,827,631	2,009,556	1,708,718

Income (loss) from operations	30,909	215	(111,253)

Other income:
Gain on disposition of assets	-	-	43
Gain on settlement	-	-	171,400
Interest income , net	124,381	108,278	30,615
Total other income	124,381	108,278	202,058

Income before income taxes	155,290	108,493	90,805
Income tax benefit	295,759	258,304	213,962
Net income	451,049	366,797	304,767

Basic and diluted income per share	0.004	0.003	0.003

Weighted average number of shares outstanding	125,460,867	123,125,251	113,132,100

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation

Consolidated Statements of Sharesholders' Equity

(Expressed in US dollars)

	Number of common shares issued	Common shares	Additional paid- in-capital	Accumulated Deficit	Accumulated other comprehensive income	Total shareholders' equity
		$	$	$	$	$
Balance as at March 31, 2009	105,460,867	19,131,789	2,645,585	(21,235,095)	234,911	777,190

Shares issued on debt conversion	10,000,000	31,007				31,007

Stock options granted			81,177			81,177

Comprehensive income

Net income				304,767

Cumulative translation adjustment					232,407

Total comprehensive income						537,174

Balance as at March 31, 2010	115,460,867	19,162,796	2,726,762	(20,930,327)	467,317	1,426,548

Shares issued in lieu of compensation	10,000,000	100,000				100,000

Stock options granted			71,513			71,513

Comprehensive income

Net income				366,797

Cumulative translation adjustment					132,291

Total comprehensive income						499,088

Balance as at March 31, 2011	125,460,867	19,262,796	2,798,275	(20,563,530)	599,608	2,097,149

 The accompanying notes are an integral part of the consolidated financial statements.

ZIM Corporation

Consolidated Statements of Sharesholders' Equity (Continued)

(Expressed in US dollars)

	Number of common shares issued	Common shares	Additional paid- in-capital	Accumulated Deficit	Accumulated other comprehensive income	Total shareholders' equity
		$	$	$	$	$
Balance a at March 31, 2011	125,460,867	19,262,796	2,798,275	(20,563,530)	599,608	2,097,149

Shares issued in lieu of compensation

Stock options granted			27,296			27,296

Comprehensive income

Net income				451,049

Cumulative translation adjustment					(165,794)

Total comprehensive income						285,255

Balance as at March 31, 2011	125,460,867	19,262,796	2,825,571	(20,112,481)	433,814	2,409,700

The accompanying notes are an integral part of the consolidated financial statements.

ZIM Corporation
Consolidated Statements of Cash Flows
(Expressed in US dollars)

	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
	$	$	$
OPERATING ACTIVITIES
Net income	451,049	366,797	304,767
Items not involving cash:
Depreciation of property and equipment	14,986	37,943	51,038
Amortization of intangible asset	10,885	4,251	-
Gain on disposition of assets	-	-	(43)
Stock-based compensation	27,296	171,513	112,184
Changes in operating working capital:
Decrease (increase) in accounts receivable	(72,867)	106,015	(67,630)
Decrease (increase) in investment tax credits	13,376	(36,861)	(16,160)
Increase in other tax credits	12,383	(53,107)	-
Decrease (increase) in prepaid expenses	9,429	10,441	(359)
(Increase) in long term deposits	-	(9,722)	-
Increase (decrease) in accounts payable	(7,184)	4,116	9,526
Increase (decrease) in accrued liabilities	(35,947)	41,776	791
Increase (decrease) in deferred revenue	(70,371)	(73,554)	23,481
Cash flows provided by operating activities	353,461	569,608	417,595
INVESTING ACTIVITIES
Purchase of property and equipment	(9,977)	(10,978)	(6,117)
Proceeds on sale of assets	-	-	43
Purchase of intangible asset	-	(51,451)	-
Purchase of investment	(187,367)	(10,290)	(95,147)
Cash flows used in investing activities	(197,344)	(72,719)	(101,221)
FINANCING ACTIVITIES
Proceeds from loan from related party	-	-	-
Cash flows provided by financing activities	-	-	-
Effect of changes in exchange rates on cash	(164,936)	113,220	204,293
Increase in cash and cash equivalents	(8,819)	610,109	520,667
Cash and cash equivalents, beginning of year	1,770,990	1,160,881	640,214
Cash and cash equivalents, end of year	1,762,171	1,770,990	1,160,881

 The accompanying notes are an integral part of the consolidated financial statements.

ZIM Corporation Consolidated Balance Sheets
(Expressed in US dollars)

	March 31, 2012	March 31, 2011	March 31, 2010
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	1,762,171	1,770,990	1,160,881
Accounts receivable, net	191,296	118,429	224,444
Investment tax credits receivable	259,720	273,096	236,235
Other tax credits	40,724	53,107	—
Prepaid expenses	25,198	34,627	45,068
	2,279,109	2,250,249	1,666,628

Long term deposits	9,722	9,722	—
Investments	300,557	113,190	95,147
Intangible assets	35,031	47,200	—
Property and equipment, net	33,871	38,880	65,844
	2,658,290	2,459,241	1,827,619
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	23,790	30,974	26,858
Accrued liabilities	53,386	89,333	47,557
Deferred revenue	171,414	241,785	315,339
	248,590	362,092	389,754
Deferred rent	—	—	11,317

Commitments and contingencies [note 19]

Shareholders' equity:
Preferred shares, no par value, non-cumulative dividend at a rate to be determined by the Board of Directors redeemable by the holder for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at March 31, 2012 and 2011.	—	—	—
Common shares, no par value, Unlimited authorized shares; 125,460,867 shares issued and outstanding as at March 31, 2012 and 125,460,867 shares as at March 31, 2011.	19,262,796	19,262,796	19,162,796
Additional paid-in capital	2,825,571	2,798,275	2,726,762
Accumulated deficit	(20,112,481)	(20,563,530)	(20,930,327)
Accumulated other comprehensive income	433,814	599,608	467,317
	2,409,700	2,097,149	1,426,548
	2,658,290	2,459,241	1,827,619

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

COMPREHENSIVE INCOME

Comprehensive income includes net income and other comprehensive income ("OCI"). OCI refers to changes in net assets from transactions and other events and circumstances other than transactions with shareholders. These changes are recorded directly as a separate component of shareholders' equity and excluded from net income. The only other comprehensive income item for the Company relates to foreign currency translation adjustments relating to the translation of the financial statements from their functional currency into the reporting currency.

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

ENTERPRISE SOFTWARE REVENUE RECOGNITION

ZIM records revenues from the perpetual license of the Company's software products and the sale of related maintenance and consulting. The Company's standard license agreement provides a license to use the Company's products based on the number of licensed users. The Company may license its software in multiple element arrangements if the customer purchases maintenance in conjunction with the software.

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

In general, credit terms of 30 days are extended to customers with a small number of customers receiving extended payment terms based on the long standing relationship with ZIM.

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

ADVERTISING

Advertising costs are expensed as incurred. Advertising costs amounted to $NIL for the year ended March 31, 2012 ($NIL for the year ended March 31, 2010, $NIL for the year ended March 31, 2009).

TRANSLATION OF FOREIGN CURRENCIES

The Company's reporting currency is the US dollar and the functional currency is the Canadian dollar for ZIM Corporation, US Dollar for AIS and Brazilian Reals for ZIM do Brazil .

The accounts of the Company's subsidiaries that are recorded in the Company's functional currency, the Canadian dollar, remeasure their foreign currency transactions as follows: gains or losses from foreign currency transactions such as those resulting from the settlement of receivables or payables denominated in foreign currency, are remeasured at the weighted average exchange rates for the period and are included in the statement of operations of the current period. For the years ended March 31, 2012, 2011, and 2010, the Company recognized a foreign exchange loss of $4,064 a foreign exchange loss of $1,914, and a foreign exchange loss of $27,167, respectively, in the accompanying consolidated statements of operations in the selling, general and administration line.

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

	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010

Risk-free interest rates	0.31%	1.00%	0.93%
Expected volatility	78%	120%	207%
Dividend yield	-	-	-
Expected life of options (years)	3.0	2.5	2.0

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

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

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

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

At March 31, 2012, the Company had $80,898 in unrecognized tax benefits, related to estimated Investment Tax Credits for research and development in Canada, which would favorably impact the Company’s effective tax rate if subsequently recognized. The unrecognized tax benefits as at March 31, 2011, that were subsequently realized in fiscal 2012, were $88,075. The unrecognized tax benefits as at March 31, 2010, that were subsequently realized in fiscal 2011, were $70,504.

The following table indicates the changes to the Company’s unrecognized tax benefits for the year ended March 31, 2012.

Unrecognized Tax Benefit
Balance at April 1, 2011	88,075
Foreign exchange effects	(3,694)
Settlement with taxing authorities in 2012	(84,381)
Addition based on tax position in 2012	80,898
Balance at March 31, 2012	80,898

4 – GAIN ON SETTLEMENT

In the first quarter of fiscal 2010, the Company negotiated an out of court settlement of an unrecognized claim. The full amount of the settlement was $214,961, subject to certain terms. Due to the inherent uncertainty of this contingent gain, it will be recorded at the time funds are received. As of March 31, 2010, $171,400 has been received and the company determined that it will not receive the remainder of the settlement.

5 – INVESTMENTS

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

There have been no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment in Seregon. There was a $4,943 net gain due to foreign exchange.

On May 31, 2010 ZIM Corporation made a $10,290 investment in LW CPI through Investpro Securities.

The LW CPI program, through the listing of a series of capital pool companies on the TSX (Toronto Stock Exchange) is aiming to become the leading capital pool route to public capital market funding for burgeoning technology firms. There was a $281 net loss due to foreign exchange.

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

On June 29th, 2011 ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd.

Connecting People for Health Co-operative Ltd. (CP4H) is owned by a large and varied base of co-operatives and Credit Unions that span Atlantic Canada. CP4H has created HealthConnex as a healthcare service for its members. CP4H has been promoting and working toward a more user-driven health care system since it was founded in 2006 by the co-op and credit union sector.

HealthConnex is a health portal providing tools for patients to drive positive change in the health care system, from the patient up. The HealthConnex internet portal provides convenient services and a pay engine that allow patients to connect with their health care team in new and innovative ways. In addition, HealthConnex purchased Benneworth Advanced Systems and the Medical Office Manager product (MOM) which was developed using ZIM's core database technology and language.

ZIM's investment in CP4H is strategic in nature as it provides the company with indirect access to the 1800 medical professionals using MOM and future product opportunities.

The equity interest in CP4H by ZIM is less than 10% and ZIM has no significant influence, as defined in ASC 323-10-15-6, over the corporate decisions of CP4H at this time. Based on these facts and the guidance provided by ASC 325-20 the investment has been accounted for using the cost method.

There have been no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment in CP4H.

On June 29, 2011 ZIM Corporation made a $187,367 investment in Connecting People For Health Cooperative Limited. The investment consisted of the purchase of 200 common shares. There was a $3,091 net gain due to foreign exchange.

6 – INTANGIBLE ASSETS

On October 27th, 2010 ZIM purchased all of the technology assets of Torch Technologies for the sum of $50,000 Canadian dollars ($51,451 United States dollars).

The Company has recorded the acquired technology assets as intangible assets on the consolidated balance sheet. This asset is being amortized over 60 months on a straight line basis. Amortization expense for fiscal 2012 was $10,885 and the net book value as at March 31, 2012, was $35,031. Amortization expense for fiscal 2011 was $4,251 and the net book value as at March 31, 2011, was $47,200. There was a $1,284 net loss due to foreign exchange.

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

7 - ACCOUNTS RECEIVABLE

	March 31, 2012	March 31, 2011	March 31, 2010
	$	$	$
Trade accounts receivable	185,001	114,299	196,446
Unbilled trade accounts receivable	4,242	2,392	37,754
Allowance for doubtful accounts	-	(561)	(10,654)
Other	2,053	2,299	898
	191,296	118,429	224,444

8 - PROPERTY AND EQUIPMENT

March 31, 2012	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	1,025,297	1,012,772	12,524
Software	105,123	94,382	10,740
Office furniture and equipment	230,222	221,760	8,462
Voice communications equipment	25,167	23,023	2,144
Leasehold improvements	151,092	151,092	-
	1,536,900	1,503,029	33,871

March 31, 2011	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	1,024,046	1,004,538	19,508
Software	93,262	90,917	2,345
Office furniture and equipment	230,222	215,914	14,308
Voice communications equipment	25,167	22,448	2,719
Leasehold improvements	151,092	151,092	-
	1,523,789	1,484,909	38,880

Depreciation expense for the year ended March 31, 2012 was $14,986 ($37,943 for the year ended March 31, 2011, and $51,038 for the year ended March 31, 2010). These expenses are included in the cost of sales account and the selling, general, and administration account.

9 – LINE OF CREDIT

During fiscal 2012, a working capital line of credit was available at approximately $55,045 (equivalent to $50,000 Canadian, the Company’s functional currency) from the Company’s major financial institution. This credit facility is secured by the Company’s assets. In addition, $500,450 (equivalent to $500,000 Canadian, the Company’s functional currency) was available from the Company’s CEO and principal shareholder as an unsecured revolving facility. Amounts drawn on either of these credit facilities bear interest at the prime rate, as published by the Royal Bank of Canada, plus 1.75%.

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

In order to maintain the working capital line of credit the Company must maintain a Tangible Net Worth of greater than $150,000 Canadian dollars (equivalent to $154,353 US dollars) and a ratio of current assets to current liabilities greater than 1.10:1. During fiscal years 2010, 2011 and 2012 the Company has not been in violation of these covenants.

As at March 31, 2010, March 31, 2011 and March 31, 2012 nothing was drawn down on these lines of credit. The lines of credit do not have defined expiration or renewal dates.

10 - ACCRUED LIABILITIES

	March 31, 2012	March 31, 2011	March 31, 2010
	$	$	$

Employee related accruals	30,838	63,391	39,552
Withholding tax accrual	1,554	2,852	1,317
Trade	20,994	23,090	6,688
	53,386	89,333	47,557

11 – COMMON SHARE ISSUE

The Company did not issue any common shares during the years ended March 31, 2012, March 31, 2011 or March 31, 2010 pursuant to the exercise of stock options by employees.

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

On June 24, 2010, the Company issued 10,000,000 unrestricted common shares to executive officers and consultants in lieu of compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the other members of the Board of Directors. The share value at the time of the issue was $0.01 and compensation expense of $100,000 was recognized.

On November 12, 2009, the Board of Directors approved a share repurchase plan. Shares may be repurchased by the company to a maximum of $200 per day and $12,000 per quarter. The repurchase program has no expiration date. As of March 31, 2012 no shares have been repurchased as part of this program.

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

12 - RELATED PARTY TRANSACTIONS

Except for the 5,000,000 shares of common stock, valued at $15,504, issued on June 24, 2009 (See Note 11), no remuneration has been recorded in these financial statements for the services of the Chief Executive Officer (CEO) for the fiscal year 2010.

Except for the 5,000,000 shares of common stock, valued at $50,000 issued on June 24, 2010 (See Note 11) and for stock options issued through the year with a fair market value of $7,931 no remuneration has been recorded in these financial statements for the services of the Chief Executive Officer (CEO) for the fiscal year 2011. The CEO is also a director and the controlling shareholder.

13 - STOCK OPTIONS

During the year ended March 31, 2012, March 31, 2011 and March 31, 2010, the Company issued options to employees and non-employees, and as a result, additional paid in capital has been increased by $27,296, $71,513 and $81,177 respectively.

The increase in additional paid in capital is the value associated with the vesting of options, which is recorded as compensation expense in the statement of operations.

Under ZIM’s Employee Stock Option Plan, the Company may grant options to its officers, directors and employees for up to 27,200,000 common shares. As at March 31, 2012, 20,027,985 (March 31, 2011, 20,205,382 and March 31, 2010, 19,891,445) options were outstanding under the Employee Stock Option Plan. In addition, 6,010,000 (March 31, 20011, 6,010,000 and March 31, 2010, 6,010,000) options were issued outside of ZIM’s Employee Stock Option Plan and are outstanding. Stock options are granted with an exercise price equal to the common share’s fair market value at the date of grant. Options are granted periodically and both the maximum term of an option and the vesting period are set at the Board's discretion. All options granted in fiscal year 2012 vested on the day of the grant and have a three year term. The expected life of the grants due to forfeitures and exercise of options is estimated based on recent history and is 3.0 years.

The company recognized the following expense relating to stock options and grants:

	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
	$	$	$
Options compensation expense for employees	3,339	26,428	72,302
Options compensation expense for consultants	23,957	45,085	8,875
Stock grant compensation expense for executive officers	-	100,000	31,007
Total expense	27,296	171,513	112,184

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

All options granted vested on the day of the grant resulting in the Company not having any non-vested awards as of March 31, 2012, March 31, 2011 or March 31, 2010.

A summary of the status of the stock options is as follows:

	March 31, 2012		March 31, 2011		March 31, 2010
	Number of options outstanding	Weighted average exercise price	Number of options outstanding	Weighted average exercise price	Number of options outstanding	Weighted average exercise price
		$		$		$
Options outstanding, beginning of year	26,215,382	0.009	25,901,445	0.015	27,393,073	0.034
Granted	5,373,595	0.009	10,311,528	0.012	10,891,822	0.009
Exercised	-		-	-	-	-
Expired	(5,550,992)	0.006	(9,997,591)	0.027	(12,383,450)	0.052
Options outstanding, end of year	26,037,985	0.010	26,215,382	0.009	25,901,445	0.015

The following table represents a summary of the options outstanding as at March 31, 2012:

	Options outstanding and exercisable
Range of exercise prices	Number outstanding at March 31, 2012	Weighted average remaining contractual life	Weighted average exercise price
$		Years	$
0.002-0.004	2,910,843	0.25	0.0024
0.004-0.008	-	-	-
0.008-0.012	20,083,793	1.48	0.0100
0.012-0.016	-	-	-
0.016-0.020	3,043,349	1.17	0.0181
	26,037,985	1.30	0.0101

The weighted average grant-date fair value of options granted in fiscal 2012, 2011, and 2010 were $0.0050, $0.0120, and $0.0088 respectively.

As at March 31, 2012 there were 3,320,844 options in the money with a total intrinsic value of $20,560.

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

EMPLOYEE AND NON-EMPLOYEE OPTIONS

During the year ended March 31, 2012, 725,000 options were granted to employees. In the year ended March 31, 2011, 2,339,183 options were granted to employees. In fiscal 2010, 9,259,319 options were granted to employees.

During the year ended March 31, 2012, 4,648,595 options were granted to non-employees. In the year ended March 31, 2011, 7,972,345 options were granted to non-employees. In fiscal 2010, 1,632,503 options were granted to non-employees.

No options have been granted with exercise prices below the market price on the respective grant dates during the year ended March 31, 2012, March 31, 2011 or March 31, 2010.

14 - INTEREST

	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
	$	$	$

Interest income	132,720	112,496	40,871
Interest expense	(7,829)	(4,218)	(10,256)
Total	124,891	108,278	30,615

15 - INCOME TAXES

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

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to loss before taxes, as follows:

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
	$	$	$
Tax Rate, comprised of a federal rate of 11.00% and a provincial rate of 4.50% (2011, a federal rate of 11.00% and provincial rate of 4.87% - 2010, a federal rate of 11.00% and provincial rate of 5.5%)	15.50%	15.87%	16.50%

Expected Canadian Income Tax (Recovery)	24,070	17,222	14,983
Change in valuation allowance	(137,219)	(91,831)	(196,532)
Losses expired during the year	—	—	113,410
Permanent differences	4,409	27,744	25,860
Effect of changes in rates	—	(67)	96,375
Difference between Canadian and foreign tax rates	22,994	29,982	(9,465)
Adjustments to deferred tax assets	137,219	91,898	(58,475)
Refundable tax credits	(345,249)	(327,760)	(200,118)
Other	(1,983)	(5,492)	—
	(295,759)	(258,304)	(213,962)

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

Income tax recoveries of $295,759, $258,304, and $213,962 for the years ended March 31, 2012, March 31, 2011 and March 31, 2010, respectively, relate to refundable income tax credits for research and development in Canada, net of the tax expense on account of income in Brazil. The investment tax credits are subject to review and approval by taxation authorities and it is possible that the amounts granted will be different from the amounts recorded by the Company.

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that gave rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

	March 31, 2012	March 31, 2011	March 31, 2010
	$	$	$
Temporary differences
Losses available for carry forward	570,416	649,631	720,932
Property and equipment - differences in net book value and unamortized capital cost	153,800	145,876	143,234
Intangible assets - differences in net book value and tax basis	275,902	288,571	269,077
Unused scientific research and experimental development amounts deductible and investment tax credits available for carry forward	1,085,670	1,139,930	1,086,422
Gross deferred tax asset	2,085,788	2,223,007	2,219,665
Valuation allowance	(2,085,788)	(2,223,007)	(2,219,665)
Net deferred tax asset	—	—	—

The Company has federal and provincial non-capital losses available to reduce taxable income in Canada, which expire in the following years:

Federal & Provincial
$

2014	189,377
2015	1,641,020
2026	1,005,795
2027 and thereafter	653,395
3,489,587

As at March 31, 2012, the Company had accumulated unclaimed non-capital losses available of approximately $3,489,587 ($3,861,735 in 2011), ($3,326,074 in 2010). This amount can be carried forward indefinitely to reduce income taxes payable in future years.

The Company has federal scientific research and experimental development credits available to reduce income taxes in Canada, which expire in the following years:

2018	1,367
2019	7,368
2021	18,094
2022	354,540
2023	2,276
2034	2,851
Thereafter	8,304
394,800

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

16 - EARNINGS (LOSS) PER SHARE

For the purposes of the earnings (loss) per share computation, the weighted average number of common shares outstanding has been used. Had the treasury stock method been applied to the unexercised share options, the effect on the earnings per share for the year ended March 31, 2012, would be negligible.

The following securities are considered "in the money" and could potentially dilute the basic earnings per share in the future but have not been included in diluted earnings per share because their effect was negligible:

	March 31, 2012	March 31, 2011	March 31, 2010

Stock options	2,910,843	8,112,875	8,529,438

Total options outstanding at March 31, 2012, 2011 and 2010 were 26,037,985, 26,215,382, and 25,901,445 respectively.

17 - FINANCIAL RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $1,762,171 are comprised of $244,195 in cash and $1,517,976 in cash equivalents. The cash equivalents of $1,517,976 at March 31, 2012 (1,333,131 at March 31, 2011) are comprised of:

Held in Canada:

TD Waterhouse at 1.25% - $100,993 ($100,901 CDN) – Payable on demand.

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $1,416,983 (R$2,580,555) – Payable on demand. Of these deposits R$180,000 are secured by Government Deposit Insurance.

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2012	March 31, 2011

Canadian dollars	145,454	122,614
US dollars	44,127	59,464
Brazilian reals	2,819,710	2,548,542
British pounds	10,567	6,319
Euros	5,076	7,878

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2012	March 31, 2011

Canadian dollars	27,074	16,083
US dollars	102,726	81,397
Brazilian reals	94,057	4,089
British pounds	438	774
Euros	6,432	11,797

Accounts payable include the following amounts payable in their source currency:

	March 31, 2012	March 31, 2011

Canadian dollars	19,629	13,423
US dollars	3,541	10,003
Brazilian reals	805	10,855
British pounds	100	309

Accrued liabilities include the following accruals in their source currency:

	March 31, 2012	March 31, 2011

Canadian dollars	26,457	76,727
US dollars	11,709	9,938
Brazilian reals	27,675	719

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

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

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2012	March 31, 2011

Canada	14%	7%
North America, excluding Canada	54%	30%
South America	27%	56%
Great Britain	0%	0%
Europe, excluding Great Britain	5%	7%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

18 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE COMMITMENTS

The Company has the following financial commitments related to minimum rent expenses for facilities:

$
2013	55,407
2014	55,407
2015	55,407
2016	32,321
Total	198,542

For the year ended March 31, 2012, facilities expense was $132,927 ($123,546 for the year ended March 31, 2011 and $110,970 for the year ended March 31, 2010). The lease was renewed for 5 years on November 1, 2010.

OTHER

The Company is committed to pay an arm's length third party $75,000 upon the listing of ZIM Corporation’s common shares on a national securities exchange.

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

19 - SUPPLEMENTAL CASH FLOW DISCLOSURE

	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
	$	$	$
Interest paid	(7,829)	(4,218)	(10,256)
Income taxes paid	(49,693)	(96,539)	(26,514)
Income taxes received	357,477	270,886	260,433

20- SEGMENT REPORTING

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

The following table sets forth external revenues, cost of revenues (including depreciation expense), operating expenses (including depreciation expense) and other amounts attributable to these product lines:

Year ended March 31, 2012	Mobile	Software	Total
	$	$	$
Revenue	179,184	1,679,356	1,858,540
Cost of revenue	45,214	113,166	158,380
Gross margin	133,970	1,566,190	1,700,160

Allocation of operating expenses	131,534	1,537,717	1,669,251
Allocation of interest income, net	(9,841)	(115,050)	(124,891)
Income tax benefit	(23,305)	(272,454)	(295,759)
	98,388	1,150,723	1,249,111

Net income	35,582	415,467	451,049

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

Year ended March 31, 2011	Mobile	Software	Total
	$	$	$
Revenue	280,339	1,729,432	2,009,771
Cost of revenue	71,902	189,535	261,437
Gross margin	208,437	1,539,897	1,748,334

Allocation of operating expenses	208,411	1,539,708	1,748,119
Allocation of interest income, net	(12,909)	(95,369)	(108,278)
Income tax benefit	(30,795)	(227,509)	(258,304)
	164,707	1,216,830	1,381,537

Net income	43,730	323,067	366,797

Year ended March 31, 2010	Mobile	Software	Total
	$	$	$
Revenue	320,784	1,276,681	1,597,465
Cost of revenue	80,010	98,452	178,462
Gross margin	240,774	1,178,229	1,419,003

Allocation of operating expenses	259,651	1,270,605	1,530,256
Gain on disposition of assets Other income	(43) (171,400)	- -	(43) (171,400)
Allocation of interest income, net	(5,195)	(25,420)	(30,615)
Income tax benefit	(36,305)	(177,657)	(213,962)
	46,708	1,067,528	1,114,236

Net income	194,066	110,701	304,767

No customers generated over 10% of revenue for the years ended March 31, 2012 or 2011 or 2010.

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

The following table sets forth total assets used by each segment:

TOTAL ASSETS	March 31, 2012	March 31, 2011	March 31, 2010
	$	$	$
Mobile	256,289	343,035	367,001
Software	2,402,001	2,116,206	1,460,618
Total assets	2,658,290	2,459,241	1,827,619

The following tables set forth external revenues and long-lived assets attributable to geographic areas. External revenues are based on the location of the customer:

	March 31, 2012	March 31, 2011	March 31, 2010
	$	$	$
Long-lived assets
Canada	31,237	34,940	60,907
Brazil	2,634	3,940	4,937
Total long-lived assets	33,871	38,880	65,844

Total Revenue	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
	$	$

United States	203,625	390,064	360,795
United Kingdom	44,436	7,914	45,663
Europe	67,077	58,583	41,944
Brazil	1,074,938	1,320,805	917,036
Canada	373,631	169,168	209,578
Other	94,834	73,237	22,449
Total revenue	1,858,540	2,009,771	1,597,465

Management evaluates each segment’s performance based upon revenues and gross margins achieved.

21 – SUBSEQUENT EVENTS

None.

ITEM 19. EXHIBITS.

See the Exhibit Index hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZIM Corporation

(Registrant)

By /s/ Michael Cowpland

Michael Cowpland (President and CEO)

Date: July 19, 2012

EXHIBIT INDEX

Exhibit Number	Exhibit
1.1	Articles of Incorporation of the Registrant (Incorporated by reference to the Registrant's Registration Statement on Form S-4 filed on November 1, 2002 (No. 333-100920))
1.2	By-Laws of the Registrant (Incorporated by reference to the Registrant's Registration Statement on Form S-4 filed on November 1, 2002 (No. 333-100920))
4.10	Employee Stock Option Plan, as amended September 22, 2005 (Incorporated by reference to Appendix A to the Registrant’s Proxy Statement filed August 19, 2005)
4.11	Form of Stock Option Agreement under Employee Stock Option Plan (Incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-KSB filed June 28, 2006)
4.12	Form of Non-Qualified Stock Option Agreement between the Registrant and each of Michael Cowpland, James Stechyson, Steve Houck and Charles Saikaley, dated, 2001 (Incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-KSB filed June 28, 2006)
4.13	ZIM SMS Gateway Agreement with SIT Consulting, dated October 27, 2004 (Incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-KSB filed June 28, 2006)
4.14	Secured Senior Promissory Note dated March 31, 2006 between ZIM Corporation and Advanced Telecom Services, Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed April 4, 2006)
4.15	Loan Agreement dated August 11, 2005 between ZIM Corporation and Dr. Michael Cowpland (Incorporated by reference to Exhibit 10.11 to the Registrant’s Current Report on Form 8-K filed August 11, 2005)
4.16	Surrender and Conversion Agreement by and between Michael Cowpland and ZIM Corporation dated December 4, 2008 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended December 31, 2008).
4.17	Consulting Agreement by and between Chapman CFO Resources Inc. and ZIM Corporation dated July 20, 2008 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended December 31, 2008).
4.18	Stock Purchase Agreement dated March 28, 2006 by and among ZIM Corporation, Advanced Telecom Services, Inc. and Advanced Internet, Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed March 28, 2006)
8.1 *	List of subsidiaries of the Registrant
12.1 *	Certification by the Chief Executive Officer, Michael Cowpland, pursuant to Exchange Act Rules 13(a)-14(a) and 15d-14(a)
12.2 *	Certification by the Chief Financial Officer, John Chapman, pursuant to Exchange Act Rules 13(a)-14(a) and 15d-14(a)
13.1 *	Certification by the Chief Executive Officer, Michael Cowpland, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 *	Certification by the Chief Financial Officer, John Chapman, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1 *	Consent of Ernst and Young LLP, an independent registered public accounting firm
15.2 *	Consent of Raymond Chabot Grant Thornton LLP, an independent registered public accounting firm
*	Filed herewith.

