Form 20-F
period 2013-03-31
ZIM CORP
filed 2013-07-10
CIK 1124160

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2013.

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

135,460,867 common shares outstanding as of March 31, 2013.

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

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒     International Financial Reporting Standards as issued by the International Accounting Standards Board     Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐     No ☒

i

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains certain "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which can be identified by terminology such as "planned," "expected," "will," "potential," "pipeline," "outlook," or similar expressions, or by express or implied discussions regarding our business, financial condition, results of operations, controls and procedures, and prospects that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. All such statements are therefore qualified in their entirety by reference to the factors specifically addressed in the section entitled "Risk Factors" as well as those discussed elsewhere in this Annual Report on Form 20-F. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Annual Report on Form 20-F. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Annual Report on Form 20-F, other than as required by law.

ii

PART ONE

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.            Selected Financial Data

The following selected consolidated statements of operations data for the fiscal years ended March 31, 2013, 2012, and 2011 and consolidated balance sheet data as of March 31, 2013 and 2012 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page 49.  The following selected consolidated statements of operations data for the fiscal years ended March 31, 2010 and 2009 and consolidated balance sheet data as of March 31, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

All references to dollars ($) in this Annual Report are expressed in United States dollars, unless otherwise indicated.

Consolidated Statements of Operations
	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	$	$	$	$	$

Revenue	1,310,481	1,798,677	1,912,082	1,460,889	1,608,014
Operating expenses	1,427,293	1,400,259	1,537,509	1,280,871	1,427,058
Income (loss) from continuing operations	(116,812)	398,418	374,573	180,018	180,956

Other income (loss)	(8,522)	124,381	108,278	202,058	10,810
Income (loss) before income taxes from continuing operations	(125,334)	522,799	482,851	382,076	191,766

Income tax	66,781	48,342	84,323	62,631	17,563
Net income (loss) from continuing operations	(192,115)	474,457	398,528	319,445	174,203
Net income (loss) from discontinued operations	(8,904)	(23,408)	(31,731)	(14,678)	(20,690)
Net income (loss)	(201,019)	451,049	366,797	304,767	153,513

Basic and diluted earnings (loss) per share from continuing operations	(0.002)	0.004	0.003	0.003	0.002
Basic and diluted earnings (loss) per share from discontinued operations	(0.000)	(0.000)	(0.000)	(0.000)	(0.0000)

Weighted average number of shares outstanding	130,323,881	125,460,867	123,125,251	113,132,100	96,337,579

Consolidated Statements of Cash Flows
	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	$	$	$	$	$
Cash flows provided by (used in) operating activities	24,190	353,085	569,608	417,595	430,651
Cash flows provided by (used in) investing activities	(4,580)	(197,344)	(72,719)	(101,221)	(19,334)
Effect of changes in exchange rates on cash and cash equivalents	(190,274)	(164,510)	113,220	204,293	(71,046)
Increase (decrease) in cash and cash equivalents	(170,664)	(8,819)	610,109	520,667	340,271
Cash and cash equivalents, beginning of year	1,762,171	1,770,990	1,160,881	640,214	299,943
Cash and cash equivalents, end of year	1,591,507	1,762,171	1,770,990	1,160,881	640,214

Consolidated Balance Sheets
	As at March 31, 2013	As at March 31, 2012	As at March 31, 2011	As at March 31, 2010	As at March 31, 2009
	$	$	$	$	$
ASSETS
Current assets
Cash and cash equivalents	1,591,507	1,762,171	1,770,990	1,160,881	640,214
Accounts receivable, net	154,471	191,296	118,429	224,444	156,814
Investment tax credits receivable	293,806	259,720	273,096	236,235	220,075
Other tax credits	126,517	40,724	53,107	—	—
Prepaid expenses	22,345	25,198	34,627	45,068	44,709
	2,188,646	2,279,109	2,250,249	1,666,628	1,061,812

Long term deposits	9,722	9,722	9,722	—	—
Investments	198,037	300,557	113,190	95,147	—
Intangible assets	24,615	35,031	47,200	—	—
Property and equipment, net	26,607	33,871	38,880	65,844	95,119
	2,447,627	2,658,290	2,459,241	1,827,619	1,156,931

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	9,879	23,790	30,974	26,858	17,332
Accrued liabilities	66,591	53,386	89,333	47,557	46,766
Deferred revenue	217,065	171,414	241,785	315,339	291,858
	293,535	248,590	362,092	389,754	355,956
Deferred rent	—	—	—	11,317	23,785

Shareholders' equity:
Preferred shares, no par value, non-cumulative	—	—	—	—	—
Common shares, no par value	19,362,796	19,262,796	19,262,796	19,162,796	19,131,789
Additional paid-in capital	2,865,740	2,825,571	2,798,275	2,726,762	2,645,585
Accumulated deficit	(20,313,500)	(20,112,481)	(20,563,530)	(20,930,327)	(21,235,095)
Accumulated other comprehensive income	239,056	433,814	599,608	467,317	234,911
	2,154,092	2,409,700	2,097,149	1,426,548	777,190
	2,447,627	2,658,290	2,459,241	1,827,619	1,156,931

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

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDS, WHEN REQUIRED, IN A TIMELY MANNER OR ON ACCEPTABLE TERMS, WE MAY HAVE TO CURTAIL OR SUSPEND CERTAIN ASPECTS OF OUR BUSINESS OPERATIONS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS RELATIONSHIPS, FINANCIAL RESULTS, FINANCIAL CONDITION AND PROSPECTS.

We anticipate that our cash and cash equivalents balance at March 31, 2013 of $1,591,507 along with cash generated from operations will be sufficient to meet our present operating and capital expenditures through fiscal 2014. However, there is no guarantee that unanticipated circumstances will not require additional liquidity.

Future liquidity and cash requirements will depend on a wide range of factors including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and to raise additional financing. Accordingly, there can be no assurance that the Company will be able to meet its working capital needs for any future period.

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

OUR OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

We may experience significant fluctuations in our operating results due to a variety of factors, many of which are outside of our control. Factors that may cause our operating results to fluctuate include: our ability to retain existing customers, attract new customers at a steady rate and maintain user satisfaction; technical difficulties or system downtime; the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; and industry regulation. As a result of these and other factors, you should not place undue reliance on year-to-year comparisons of our operating results as indicators of likely future performance.

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

OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING ARE NOT EFFECTIVE.

We did not have effective internal control procedures in place at March 31, 2013, when we evaluated our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. This could affect the reliability of our financial statements. We are attempting to remedy our weaknesses but as a small company we have limited resources to employ for this purpose. See item 15 of this Form 20-F for additional information on our attempts to rectify our weaknesses. The reduction of the risk will require additional expenses and use of management's time.

OUR STRATEGIC DIRECTION IS EVOLVING, WHICH COULD NEGATIVELY AFFECT OUR FUTURE RESULTS.

Since inception, our business model has evolved and is likely to continue to evolve as we refine our offerings and market focus. Prior to 2004, we focused on developing SMS products, in 2004 through to fiscal 2007 we focused on our SMS aggregation services. From fiscal 2008 to 2012, we focused on offering mobile content, applications development and the development of new IDE software. As at March 31, 2013 we have discontinued mobile content sales due to very low sales volume and have redirected resources related to mobile content to the continued development of our IDE software. We continue to evaluate opportunities and alternative strategies in a rapidly evolving market. We plan to leverage our intellectual capital, core technologies and other business assets to focus on new strategic directions and attempt to maximize shareholder value. Changes to our business may not prove successful in the short or long term and may negatively impact our financial results.

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

The beneficial ownership of our Chief Executive Officer and related parties is approximately 58.3%. As a result; they are able to substantially influence all matters requiring the approval of our shareholders, including the election of directors and the approval of significant corporate transactions such as acquisitions. This concentration of ownership could delay, defer or prevent a change in control or otherwise impede a merger or other business combination that our Board of Directors or other shareholders may view favorably.

RISKS RELATED TO THE INDUSTRIES IN WHICH WE OPERATE

INTENSE COMPETITION IN THE MOBILE SERVICES AND DATABASE MARKETS COULD PREVENT US FROM INCREASING OR RETAINING SUBSCRIPTIONS FOR OUR SERVICES OR CAUSE US TO LOSE MARKET SHARE.

Our future business model for mobile services and database applications depends on our ability to sell our products and service offerings in an extremely competitive and rapidly changing market. Our competitors may have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, more developed infrastructures, greater name recognition or more established relationships in the industry than we have. Our competitors may be able to adopt more aggressive pricing policies, develop and expand their service offerings more rapidly, adapt to new or emerging technologies and changes in customer requirements more quickly, take advantage of acquisitions and other opportunities more readily, achieve greater economies of scale, and devote greater resources to the marketing and sale of their services than we can. Because of these competitive factors and due to our relatively small size and financial resources, we may be unable to compete successfully.

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

See Note 7 of the financial statements for details of our principal capital expenditures and divestitures, including those currently in progress, since the beginning of our last three fiscal years to the date of this annual report.

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

In fiscal 2013, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging and mobile content and service product lines. At March 31, 2013 ZIM discontinued the sale of mobile content.

The following tables show the breakdown of total revenues by category of activity and geographic market:

Revenue by category	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	$	$	$

Software, software maintenance and consulting	1,233,355	1,679,356	1,729,432
Mobile	77,126	119,321	182,650
Total revenue	1,310,481	1,798,677	1,912,082

Revenue by geographic market	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	$	$	$

United States	76,919	143,761	292,375
United Kingdom	20,946	44,436	7,914
Europe	—	67,077	58,583
Brazil	1,015,248	1,074,938	1,310,805
Canada	63,705	373,631	169,168
Other	133,663	94,834	73,237
Total revenue	1,310,481	1,798,677	1,912,082

SOFTWARE

Historically, we were a developer and provider of the ZIM (IDE) software, which is used by companies in the design, development, and management of information databases. We now license the ZIM IDE software products to customers through direct and partner sales.

The ZIM IDE software provides an integrated development environment (IDE) for Microsoft Windows, UNIX and Linux computer operating systems. An integrated development environment is a set of programs that run from a single user interface for use in the creation of applications and management of databases.

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

The ZIM IDE software has been used to develop database applications that have been deployed in a wide range of industries, including finance, insurance, marketing, human resources, information and records management. Applications built with the ZIM IDE will also fully access most other major databases such as Oracle™ and SQL™ Server.

In fiscal 2011, 2012 and 2013, we continued to support our existing customer base and users of the ZIM IDE software. In addition, we continued to allocate research and development resources to improve the performance and features of the ZIM IDE software.

In 2011, ZIM acquired the technology assets of Torch Technologies and began offering an advanced portfolio of migration services and management products that strengthen and complement ZIM’s enterprise database products. The combined product portfolio is a robust solution to rapidly and cost effectively migrate existing databases to other industry databases including Oracle™ and SQL™ while retaining valuable ZIM applications and providing a simplified database management suite.

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

Mobile content continues to be a very competitive business and ZIM’s sales have steadily declined year over year.

DISCONTINUED OPERATIONS

Revenue from the sale of mobile content for the fiscal year ended March 31, 2013 was $22,773 as compared to $59,863 for fiscal year ended March 31, 2012 and $97,689 for fiscal year ended March 31, 2011. The decline was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products. Due to the continuing decline and operational cost of this business on March 31, 2013 ZIM discontinued operations in this area.

COMPETITION

ZIM operates primarily in two markets; mobile and database software, as a provider of mobile messaging delivery and enterprise software. Our competitors include mobile application providers, mobile application aggregators, and the mobile operators themselves, as they also offer mobile content directly to their end users. The database market is highly diversified and includes both small and large competitors.

All these markets are highly competitive and rapidly changing due to the respective natures of these growing markets. We have many competitors in the mobile markets, including WIN PLC, MBlox and Sybase .

In the database market, our competitors include Oracle™, Microsoft, SAP, MySQL and many others. These competitors have certain competitive advantages over us, including but not limited to:

•	Substantially greater financial and technical resources;
•	More extensive and well-developed marketing and sales networks;
•	Greater global brand recognition; and
•	Larger customer bases.

Our existing competitors may in the future achieve greater market acceptance and gain additional market share. It is also possible that new competitors may emerge and acquire significant market share.

We compete in the mobile aggregation environment based on our ability to connect to international operators through a variety of strategic relationships with other aggregators and mobile operators. We have developed strategic relationships with a range of content and service partners in order to serve our customers more effectively and to extend our services to an international audience.

CUSTOMERS

During fiscal 2013, we had more than 3 revenue generating customers in at least 3 countries in our mobile segment related to the SMS market. In addition, we had in excess of 100 customers who utilized ZIM IDE to run their enterprise applications. No customers accounted for over 10% of revenue for the years ended March 31, 2011, March 31, 2012 and March 31, 2013.

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

Our servers run on Linux and Windows platforms using Postgres and mySQL and proprietary SMPP servers. SMPP is a short message peer-to-peer protocol for exchanging SMS messages between SMS peer entities such as short message service centers. It is used to allow third parties to submit messages, often in bulk. Our database system is an advanced entity-relationship database, which also operates on Windows, Unix and Linux platforms.

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

RESEARCH AND DEVELOPMENT

Our research and development activities focus primarily in the areas of database migration technology and IDE software. Research and development expenditures, net of refundable tax credits, were $205,330 for fiscal 2013, $244,488 for fiscal 2012 and $258,517 in fiscal 2011.

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

Refer to note 7 of our financial statements “PROPERTY AND EQUIPMENT” for additional information.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EXECUTIVE SUMMARY

Revenue for the fiscal year 2013 was $1,310,481, compared with revenue of $1,798,677 for fiscal year 2012 and $1,912,082 for fiscal year 2011. The decrease is attributable to decreased consulting revenue, due to delays in the completion of some consulting projects, and software license revenue for our enterprise software segment and by the expected decline in revenue from our mobile segment, caused by the continued saturation of that market.

Net loss for the fiscal year 2013 was $192,115 as compared to net income of $474,457 for the fiscal year 2012 and $398,528 for the fiscal year 2011. The decrease in net income principally reflects a decrease in revenues coupled with write down of impaired assets in the amount of $98,464.

ZIM had cash and cash equivalents of $1,591,507 at March 31, 2013 as compared to cash and cash equivalents of $1,762,171 at March 31, 2012. The Company generated a positive cash flow from operations of $24,190 for the fiscal year ended March 31, 2013.

A.	Operating results

The following is an overview of our operating results for the year ended March 31, 2013. A more detailed discussion of our operating results, comparing our operating results for the years ended March 31, 2013, 2012, and 2011, is included under the heading “Results of Operations for the Year Ended March 31, 2013 Compared to the Year Ended March 31, 2012 and 2011” of this “OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

Revenues for the year ended March 31, 2013 decreased approximately $0.49 million to approximately $1.31 million from approximately $1.80 million for the year ended March 31, 2012. Revenue from our mobile segment decreased from $0.12 million, to $0.08 million in fiscal 2013. The decrease was due to reduced SMS aggregation sales. This decrease is compounded by the decrease of approximately $0.30 million in our software segment and by the decrease of approximately $0.15 million in our maintenance and consulting segment. Revenues for the year ended March 31, 2012 decreased approximately $0.11 million to approximately $1.80 million from approximately $1.91 million for the year ended March 31, 2011. Revenue from our mobile segment decreased from $0.18 million, to $0.12 million in fiscal 2012. The decrease was due to reduced SMS aggregation sales. This decrease compounded by the decrease of approximately $0.13 million in our maintenance and consulting segment and is partially offset by the increase of approximately $0.08 million in our software segment.

Total operating expenses for the year ended March 31, 2013 were approximately $1.43 million, a slight increase of $0.03 compared to fiscal 2012 and a slight decrease of approximately $0.010 million from operating expenses of $1.54 million for the year ended March 31, 2011. The decrease in 2012 is related to decreased research and development costs, decreased cost of revenue and flat SG&A cost.

CURRENT STRATEGIC DIRECTION

Due to the decrease in revenues from SMS aggregation services, we started exploring new opportunities both within the mobile industry and enterprise application industry.

In 2011, with ZIM’s acquisition of the technology assets of Torch Technologies, we increased our focus on the enterprise software market. Torch’s advanced portfolio of migration services and management products strengthened and complemented ZIM’s enterprise database products, and the combined product portfolio is a robust solution to rapidly and cost effectively migrate existing databases to other industry databases including Oracle™ and SQL™ while retaining valuable ZIM applications and providing a simplified database management suite.

In fiscal 2006, we began offering mobile content, but this is a very competitive business and as of March 2013 we have discontinued operations of this business segment. Management of ZIM continues to explore alternative strategies and opportunities within the mobile industries to leverage the existing technology, relationships and expertise. These may include joint ventures or sales of any or all of our assets related to either of these industries.

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

Software maintenance and consulting revenue

Maintenance revenues are recognized equally over the term of the maintenance contract, usually 12 months. The liability relating to the received but unearned portion of maintenance revenues is recognized as deferred revenues.

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

RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2013 COMPARED TO THE YEAR ENDED MARCH 31, 2012 AND THE YEAR ENDED MARCH 31, 2011

REVENUES	Year ended March 31, 2013	As a %	Year ended March 31, 2012	As a %	Year ended March 31, 2011	As a %
	$		$		$
Bulk SMS	77,126	6%	119,321	7%	172,051	9%
Other SMS services and products	—	—	—	—	10,599	1%
	77,126	6%	119,321	7%	182,650	10%

Software	175,140	13%	473,448	26%	394,366	21%
Maintenance and consulting	1,058,215	81%	1,205,908	67%	1,335,066	69%
	1,233,355	94%	1,679,356	93%	1,729,432	90%

	1,310,481	100%	1,798,677	100%	1,912,082	100%

Total revenues for the year ended March 31, 2013 were $1,310,481 as compared to $1,798,677 for the year ended March 31, 2012 and $1,912,082 for the year ended March 31, 2011. The decrease is mainly due to decreased sales software, maintenance and consulting services related to our suite of migration technologies and the decline in the mobile content and Bulk SMS Business.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

BULK SMS

Our bulk SMS messaging revenue went from $172,051 in fiscal 2011 to $119,321 in fiscal 2012 and to $77,126 in fiscal 2013. We experienced a decline in customers using our routes in fiscal 2013, as compared to fiscal 2012 and fiscal 2011, resulting in the decreased revenue. In general, bulk messaging customers choose the aggregator that is offering the lowest cost route. We expect that the decreased revenues of fiscal 2013 will be indicative of future performance.

OTHER SMS SERVICES AND PRODUCTS

Our other SMS services revenue decreased from $10,599 for the fiscal year ended March 31, 2011 to $NIL for the fiscal year ended March 31, 2012 and to $NIL for the fiscal year ended March 31, 2013.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Software sales increased from $394,366 in fiscal 2011 to $473,448 in fiscal 2012 and then decreased to $175,140 in fiscal 2013. The increase in revenue in 2012 is mainly as result of our acquired migration technologies while the decrease in 2013 is mainly due to project delays that are preventing the recognition of revenue and increasing amount of work to be performed (backlog) to over $500,000.

In addition to the sale of the software, we are generating revenue from software maintenance and consulting. Maintenance and consulting revenues have decreased from $1,335,066 in fiscal 2011 to $1,205,908 in fiscal 2012 and decreased to $1,058,215 in fiscal 2013. Most of the maintenance revenue was generated in Brazil as this region represents the largest concentration of users of ZIM’s IDE product. The fluctuation in revenue is due mainly to the fluctuation of the value of the Brazilian real compared to the United States dollar.

REVENUE FROM DISCONTINUED OPERATIONS - MOBILE CONTENT

Revenue from the sale of mobile content for the fiscal year ended March 31, 2013 was $22,773 as compared to $59,863 for fiscal year ended March 31, 2012 and $97,689 for fiscal year ended March 31, 2011. The decline was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products. Due to the continuing decline and operational cost of this business on March 31, 2013 ZIM discontinued operations in this area.

No revenue will be generated from the operation of this business subsequent to March 31, 2013. Cost related to mobile content purchase will not be incurred after March 31, 2103, and all internal resources related to the operation of this business have been reassigned to tasks related to ZIM’s enterprise software business. This business had $5,736 in current assets and $ 6,810 in current liabilities at March 31, 2013. These assets and liabilities will be discharged in the first quarter of fiscal 2014 as the business is dissolved. The dissolution will have no material impact on the financial performance of the company including no significant impact on cashflow.

EXPENSES

Operating expenses

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	$	$	$

Cost of revenue	94,472	124,649	214,034
Selling, general and administrative	1,117,503	1,020,237	1,060,707
Research and development	205,330	244,488	258,517
Amortization of intangible assets	9,988	10,885	4,251
	1,427,293	1,400,259	1,537,509

Total operating expenses increased slightly in fiscal 2013 and compared to 2012 from $1,400,259 to $1,427,293. Operating expenses declined from $1,537,509 for the year ended March 31, 2011 to $1,400,259 for the year ended March 31, 2012. The increase in 2013 is mainly due to increased stock based compensation and withholding taxes. The decrease for fiscal 2012 is mainly attributable to decreased research and development costs coupled with decreased selling general and administration costs and lower cost of revenue as a result of lower revenues.

COST OF REVENUE

Included in the cost of revenue are direct costs related to the ZIM IDE sales and costs relating to SMS revenues and do not include any payroll costs.

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	$	$	$
Mobile
Revenue	77,126	119,321	182,650
Cost of revenue	(8,811)	(11,483)	(24,499)
Gross margin	68,315	107,838	158,151

Gross margin %	89%	90%	87%

Software
Revenue	1,233,355	1,679,356	1,729,432
Cost of revenue	(85,661)	(113,166)	(189,535)
Gross margin	1,147,694	1,566,190	1,539,897

Gross margin %	93%	93%	89%

Gross margins for the mobile segment have remained stable between 87% and 90% over the three-year period.

Gross margins for software, maintenance and consulting sales remained stable between 89% and 93%. Included in the cost of revenue for software, maintenance and consulting are salaries relating to supporting the ZIM IDE software and costs for the distribution of the software. The slight increase in gross margins in our software segment relates to slight cost reductions.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the years ended March 31, 2013, March 31, 2012 and March 31, 2011 were $1,117,503, $1,020,237 and $1,060,707 respectively. The decrease in fiscal 2012 is primarily attributable to reduced operating costs, reduced staff base and reduced professional fees. The decreases are related to our continued focus on maintaining costs in line with revenues. The increases in 2013 are related to increased stock based compensation and withholding taxes on the transfer of funds from Brazil to Canada.

INTEREST

For the years ended March 31, 2013 and March 31, 2012, we did not incur any interest expense on the available line of credit from our Chief Executive Officer or on our operating line of credit with the Royal Bank of Canada as there were no draws on these facilities in fiscal 2013 or 2012.

INCOME TAXES

Included in income taxes are taxes paid on revenues earned in Brazil. Investment tax credits on research and development expenditures in Canada are netted against research and development costs. The increase in income taxes recoverable is due to increased research and development tax credits related to database migration technologies.

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

In February 2013, the Financial Accounting Standards Board (FASB) issued revised accounting guidance on the reporting of reclassifications out of accumulated other comprehensive income. The amendment requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount is required to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012, which for the Company is the fiscal year beginning April 1, 2013. This guidance is not expected to have a material impact on the Company.

In June 2011, the FASB issued revised accounting guidance to modify the presentation requirements for comprehensive income. The amendment gives an entity the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, which for the Company was the fiscal year beginning April 1, 2012. The Company adopted this amended standard by presenting Consolidated Statements of Comprehensive Income after the Consolidated Statements of Income. This guidance did not have a material impact on the Company, as this standard only affects the display of comprehensive income and does not affect what is included in comprehensive income.

B.	Liquidity and Capital Resources

As at March 31, 2013, we had cash and cash equivalents of $1,591,507 and working capital of $1,895,111 as compared to cash of $1,762,171 and working capital of $2,030,519 at March 31, 2012. As at March 31, 2011, we had cash and cash equivalents of $1,770,990 and working capital of $1,888,157.

Cash flows for the fiscal periods were as follows:

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	$	$	$
Cash flows provided by operating activities	24,190	353,035	569,608
Cash flows provided by (used in) investing activities	(4,580)	(197,344)	(72,719)
Cash flows provided by financing activities	—	—	—

Operating activities generated $24,190 of cash for the year ended March 31, 2013 as compared to generating cash of $353,035 for the year ended March 31, 2012 and generating $569,608 during the year ended March 31, 2011. The $328,845 decrease in cash generated from operations in fiscal 2013 arose due to the $652,068 change in income, from an income of $451,049 to a loss of $201,019, and is offset by the non-cash impairment of $98,464, the change in non-cash stock based compensation of $112,873 and other working capital and non-cash changes of $111,886.

We used cash in the amount of $4,580 in fiscal 2013, $197,344 in fiscal 2012, and used $72,719 in fiscal 2011 of cash in investing activities. In fiscal 2013, the cash used was for the purchase of computer hardware and software. In fiscal 2012, the cash used mainly related to our investment in Connecting People For Health Cooperative Limited, as described in Note 5 of the consolidated financial statements included in this from 20-F, and computer hardware. In fiscal 2011, the cash used mainly related to our purchase of the database migration technology of Torch Technologies, as described in Note 5 of the consolidated financial statements included in this from 20-F, and computer hardware.

At March 31, 2013, the Company had access to a working capital line from its principal banker for approximately $49,232 (refer to Note 8 “Line of Credit” to consolidated financial statements), in addition to a cash and cash equivalent balance of $1,591,507.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Credit terms for software, maintenance and consulting services have remained consistent from prior periods at 30 days.

As at March 31, 2013, 77% of all receivables were current. As at March 31, 2012, approximately 70% of all related receivables were current. As at March 31, 2011, approximately 79% of all related receivables were current.

Cash and cash equivalents of $1,591,507 are comprised of $648,393 in cash and $943,114 in cash equivalents. The cash equivalents of $943,114 at March 31, 2013 ($1,517,976 at March 31, 2012, $1,333,131 at March 31, 2011) are comprised of:

Held in Canada:

TD Waterhouse at 1.25% - $1,224 ($1,243 CDN) – No Maturity

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $941,890 (R$1,899,355)- No Maturity. Of these deposits $89,262 (R$180,000) are secured by Government Deposit Insurance.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. Accordingly, there can be no assurance that ZIM will be able to meet its working capital needs for any future period. In addition, the Company has an accumulated deficit of $20,313,500 for the fiscal year ended March 31, 2013.

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

C.	Research and development

Research and development expenses went from $258,517 for the year ended March 31, 2011 to $244,488 for the year ended March 31, 2012 and to $205,330 for the year ended March 31, 2013. The decrease in fiscal 2012 relates to decreased use of one contract employee and the effects of a weaker US dollar as compared to the Canadian dollar. Research and development expenses are net of refundable investment tax credits on research and development expenses in Canada.

D.	Trend information

The Company has not identified and is not aware of any trends that will have a significant impact on its consolidated financial position, statement of operations or cash flows.

E.	Off-Balance Sheet Arrangements

The Company had no off balance sheet arrangements as of March 31, 2013.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations	Payment Due by Period
	Total	Less than 1 year	1 -3 years	3-5 years	Greater than 5 years
	$	$	$	$	$
Operating Lease Obligations	181,690	40,880	140,810	-	-
Total	181,690	40,880	140,810	-	-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following sets forth information concerning our executive officers and directors, including their ages, present principal occupations, other business experience during the last five years, memberships on committees of the Board of Directors and directorships in other companies:

NAME	AGE	POSITION WITH ZIM
Dr. Michael Cowpland	70	President, Chief Executive Officer, and Director
John Chapman	49	Chief Financial Officer / Consultant
Steven Houck	43	Director
James Stechyson	48	Director
Donald Gibbs	67	Director

Michael Cowpland has served as our President, Director and Chief Executive Officer since February 2001 and as our Chief Financial Officer from March 2007 to November 2007. In 1973, Dr. Cowpland co-founded Mitel Corporation (formerly NYSE:MTL) and was that company's Chief Executive Officer for 10 years. During Dr. Cowpland's tenure as CEO of Mitel, Mitel's sales reached $300 million before it was acquired by British Telecom in 1984. After the acquisition of Mitel, Dr. Cowpland founded Corel Corporation (formerly NASDAQ:CORL), a company that evolved into one of the world's leading providers of office productivity software. Corel was widely recognized for its WordPerfect Office Suite, and its PC graphics application, Corel Draw. Dr. Cowpland served as President of Corel from 1985 to January 2001. Dr. Cowpland began his career in 1964 at Bell Northern Research. Dr. Cowpland received a Bachelor of Science and Engineering from the Imperial College (London), a Masters of Engineering from Carleton University and Ph.D. in Engineering from Carleton University (Ottawa, Canada).

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

Steven Houck has served as a Director of ZIM since April 2001. Currently, Mr. Houck is Chief Operating Officer of DataCore Software, a company that develops storage virtualization software. Until recently, Mr. Houck also held the position of Chief Executive Officer of GRIDTREE Inc., a technology company headquartered in Miami, Florida providing enterprise class IT services to the small to medium sized business market. Previously Mr. Houck was the Vice President of Latin America at VMware, a developer of software for the virtualization market.  Prior to working at VMware Mr. Houck was Vice President of World Wide SMB Sales at EMC Corporation, a developer and provider of information infrastructure technology and solutions. During 2004 and 2005, Mr. Houck worked as a consultant for various start-up companies. From 1995 to early 2004, Mr. Houck held various positions with Corel Corporation including Executive Vice President of World Wide Sales. Prior to his service to Corel, he founded Worldview Technologies, a company specializing in multimedia design and authoring and served as its CEO until 1995. He attended Florida State University and Florida Atlantic University.

James Stechyson has served as a Director and Chairman of ZIM since June 1, 2003. He also served as a Director of ZIM Technologies beginning in January 1998 and was appointed into the position of Chairman in May 2001. Mr. Stechyson is also currently Managing Director of HostedBizz Inc, a company delivering cloud based Hosted IT services. From September 2002 until 2003, Mr. Stechyson served as the President of ClearOne Communications Canada a subsidiary of ClearOne Communications a leading global provider of audio conferencing solutions used by thousands of organizations worldwide. From 1990 to September 2002, he was the Founder and President of OM Video, Inc., a hardware sales and systems integrator of professional audio/visual technology based in Ottawa, Canada. OM Video was acquired by ClearOne Communications in 2002.

Donald R. Gibbs has been a Director of ZIM since July 2003. He also serves as the Chairman of ZIM's Audit Committee. Mr. Gibbs is presently Chief Executive Officer of AirIQ. From April 2007, to June 2008, Mr. Gibbs was the Chief Executive Officer of Tarquin Inc. Since July of 2004, Mr. Gibbs has been the Chairman and Chief Executive Officer of Process Photonics Inc. From June 2001 to April 2004, Mr. Gibbs was the President and Chief Executive Officer of Original Solutions Inc. He is also the principal of his own consulting company, Donald R Gibbs and Associates which provides financial and management assistance to start-up corporations. Since 1970, Mr. Gibbs has held senior financial and executive positions in Mitel Corporation, Cognos Inc., Gandalf Systems Corporation, Positron Fiber Systems Inc., Gorilla Capital Inc., VIPswitch Inc. and Original Solutions Inc. Mr. Gibbs received his Bachelor of Commerce degree from the University of Ottawa and holds a professional designation as a Certified Management Accountant.

EMPLOYEES

As at March 31, 2013, we had 14 full-time employees, with 4 employees in selling, general and administration and 10 employees in technical areas including technical support and research and development. We consider our relations with our employees to be excellent, and none of our employees are covered by a collective bargaining agreement. ZIM also contracts services from 4 consultants on a part-time basis and 1 consultant on a full time basis.

Of these employees, 12 are based in Ottawa, Canada and 2 are based in Sao Paulo, Brazil.

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

The Audit Committee's functions include evaluating, and recommending to the Board the engagement of the independent registered public accounting firm, reviewing the results of their audit findings, and monitoring on a periodic basis our internal controls over financial reporting. The Audit Committee has a formally approved written charter. The Audit Committee consists of Donald Gibbs (Chairman) and Steven Houck. Mr. Gibbs is the Audit Committee’s “audit committee financial expert,” as defined in Item 16A of Form 20-F, and he is “independent” under the NASDAQ Listing Rules. Mr. Houck replaced James Stechyson as a member of the audit committee effective June 24, 2009. The Audit Committee held four meetings during the fiscal year ended March 31, 2013.

The Compensation Committee’s functions include evaluating compensation for directors, officers, employees of and consultants to the Company, and making recommendations to the Board regarding such compensation matters. The Compensation Committee has a formally approved written charter. The Compensation Committee currently consists of James Stechyson and Steven Houck. The Compensation Committee did not hold a meeting during the fiscal year ended March 31, 2013.

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

Our Board of Directors has adopted a Code of Ethics that qualifies as a “code of ethics” within the meaning of such term in Form 20-F and applies to our Chief Executive Officer and our Chief Financial Officer, as well as to other senior management and senior financial staff of ZIM, including, without limitation, our comptroller and person performing such function, and complies with the requirements imposed by the Sarbanes-Oxley Act of 2002 and the rules issued thereunder for codes of ethics applicable to such officers. Our Board has reviewed and will continue to evaluate its role and responsibilities with respect to the new legislative and other requirements of the Securities and Exchange Commission. Interested persons can obtain a copy of our Code of Ethics without charge by writing to: Investor Relations c/o 150 Isabella Street, Suite 150, Ottawa, Ontario K1S 1V7 or by visiting our web-site at www.ZIM.biz.

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

Overview of Compensation and Process

Elements of compensation for our executives include: salary and stock option grants and health, disability and life insurance. Our Compensation Committee consists of Messrs. Stechyson and Houck. It generally meets as required to review any changes to the compensation plans for the next year. In fiscal 2013, there were no changes to the plan, no bonuses and no changes to the salary levels for executives, and as a result, there were no Compensation Committee meetings.

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

We choose to pay each element of compensation in order to attract and retain the necessary executive talent, reward annual performance and provide incentive for their balanced focus on long-term strategic goals as well as short-term performance. The amount of each element of compensation is determined by or under the direction of the Compensation Committee, which uses the following factors to determine the amount of salary and other benefits to pay each executive:

•	Performance in the previous year;
•	Difficulty of achieving desired results in the coming year;
•	Value of their unique skills and capabilities to increase the performance of the Company;
•	Performance of their general management responsibilities; and
•	Contribution as a member of the management team.

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

Summary Compensation Table

The table below provides detailed information on the compensation of the Chief Executive Officer and the Chief Financial Officer of ZIM for services rendered for the fiscal year ended March 31, 2013, 2012 and 2011. No executive officer or employee received compensation in excess of $100,000 for the fiscal year ended March 31, 2013.

Name and principal position	Year	Salary / Consulting Payments ($)	Option Awards ($)(1)	Common Shares ($)	Total ($)
Michael Cowpland,	2011	—	7,931	50,000	57,931
President and Chief	2012	—	2,001	—	2,001
Executive Officer	2013	—	19,953	50,000	69,953
John Chapman,	2011	46,952	13,657	—	60,609
Chief Financial	2012	38,799	10,244	—	49,043
Officer (CHAPMAN CFO Resources Inc.)	2013	32,798	—	—	32,798

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2011, March 31, 2012, and March 31, 2013 respectively, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s Financial Statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

Outstanding Equity Awards At Fiscal Year-End

				Option Expiration Date
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)
Michael Cowpland, President and Chief Executive Officer
	47,500	Nil	0.0100	25-Jul-13
	95,000	Nil	0.0100	25-Jul-13
	100,000	Nil	0.0100	25-Jul-13
	326,683	Nil	0.0200	21-Sept-13
	66,667	Nil	0.0200	17-Nov-13
	10,000	Nil	0.0100	12-Dec-13
	263,333	Nil	0.0100	17-Feb-14
	200,000	Nil	0.0100	17-Feb-14
	130,000	Nil	0.0100	22-Feb-14
	120,000	Nil	0.0100	22-Feb-14
	100,000	Nil	0.0100	22-Feb-14
	100,000	Nil	0.0100	20-Nov-14
	100,000	Nil	0.0090	22-Feb-15
	1,695,843	Nil	0.0090	21-Aug-15
	726,702	Nil	0.0030	21-Feb-16
	6,667	Nil	0.0030	21-Feb-16
	5,710,000	Nil	0.0030	21-Feb-16
	406,650	Nil	0.0030	21-Feb-16

John Chapman (CHAPMAN CFO Resources Inc.) Chief Financial Officer
	135,938	Nil	0.020	21-Sept-13
	60,938	Nil	0.020	17-Nov-13
	202,500	Nil	0.020	17-Nov-13
	421,875	Nil	0.010	12-Dec-13
	153,125	Nil	0.010	17-Feb-14
	660,938	Nil	0.010	17-Feb-14
	100,000	Nil	0.010	22-Feb-14
	157,031	Nil	0.010	2-Mar-14
	351,563	Nil	0.010	16-Aug-14
	421,875	Nil	0.010	16-Aug-14
	332,813	Nil	0.010	16-Aug-14
	441,406	Nil	0.010	16-Aug-14
	460,938	Nil	0.010	16-Aug-14

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

The following table shows compensation of our non-employee directors for the fiscal year ended March 31, 2013.

Name	Option Awards ($)(1)	Common Shares ($)	Total ($)
Steven Houck	1,071	-	1,071
James Stechyson	618	50,000	50,618
Donald Gibbs	670	-	670

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2013, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s Financial Statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

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

Securities authorized for issuance under equity compensation plans at March 31, 2013 are as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans, excluding the securities reflected in the first column

Equity compensation plans approved by security holders	20,124,485(1)	0.010	7,075,515
Equity compensation plans not approved by security holders	6,010,000(2)	0.003	NIL
Total	26,134,485	0.082	7,075,515

(1)	Represents ZIM common shares issuable upon the exercise of options outstanding under ZIM's Employee Stock Option Plan.
(2)	Represents ZIM common shares issuable upon the exercise of options outstanding and issued outside of ZIM's Employee Stock Option Plan to officers, directors and advisory Board members. During the period from October 13, 2000 to June 25, 2001, ZIM issued an aggregate of 8,285,000 options outside of the Employee Stock Option Plan. Of these options, 145,000 were exercised in the ten months ended March 31, 2004 and 2,030,000 options were cancelled in the fiscal periods ended March 31, 2005 and 2004. The remaining options expired on February 5, 2007 and 6,010,000 were reissued with an expiry date of February 19, 2010. They were reissued again in 2010 and expired February 18, 2013. They were reissued again in 2013 and have a new expiry date of February 21, 2016.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table sets forth, as of June 28, 2013, the number and percentage of our outstanding common shares which are beneficially owned, directly or indirectly, by:

•	Each person who is known to us as the beneficial owner of 5% or more of our outstanding common shares;
•	Each director and executive officer of ZIM Corporation; and
•	All directors and executive officers of ZIM Corporation as a group.

Beneficial ownership includes shares over which the indicated person has sole or shared voting or investment power and shares which he or she has the right to acquire within 60 days of June 28, 2013. Unless otherwise indicated, the persons listed are deemed to have sole voting and investment power over the shares beneficially owned.

			Common shares
Name	Address	Title	Number	Percentage

Michael Cowpland(1)	234 Perley Court, Ottawa, Ontario	President and CEO	84,875,036	58.3%

James Stechyson(2)	5597 Goddard Street Manotick, Ontario	Director	28,240,000	19.7%

Advanced Telecom Services(3)	996 Bold Eagle School Road, Suite 1105, Wayne, PA	N/A	10,000,000	7.4%

John Chapman (CHAPMAN CFO Resources Inc.)(4)	30 Holitzner Way Ottawa, Ontario	Chief Financial Officer	3,900,940	2.8%

Steven Houck (5)	401 Hillview Avenue, Palo Alto, CA 94304	Director	910,000	0.7%

Donald Gibbs (6)	5 Reaney Court, Kanata, Ontario, Canada,K2K 1W7	Director	810,000	0.6%

All directors and executive officers as a group (5 persons) hold 118,735,976 common shares, which totals 74.6% of ownership.

Applicable percentage of ownership is based upon 135,460,867 common shares outstanding as of June 24, 2013, together with applicable options for such shareholder or group. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 28, 2013 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(1)	The beneficial ownership of Michael Cowpland consists of 61,357,468 common shares owned directly by Dr. Cowpland and 10,205,045 common shares under options, which are currently exercisable or are exercisable within 60 days of June 30, 2013. In addition, Dr. Cowpland’s ownership includes 4,518,728 common shares owned by Dr. Cowpland's spouse and 8,793,795 common shares owned by a company controlled by Dr. Cowpland's spouse. Dr. Cowpland disclaims beneficial ownership of the shares held by his spouse and the company controlled by his spouse.

(2)	The beneficial ownership of James Stechyson consists of 20,450,000 common shares. 450,000 shares are owned directly by Mr. Stechyson and 20,000,000 are owned by a company controlled by Mr. Stechyson. 7,790,000 common shares, which he has a right to acquire under stock options are currently exercisable or are exercisable within 60 days of June 28, 2013.

(3)	The beneficial ownership of Advanced Telecom Services Inc. consists of 10,000,000 common shares owned directly.

(4)	The beneficial ownership of John Chapman consists of 3,900,940 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 28, 2013. The options assigned to Mr. Chapman are held by CHAPMAN CFO Resources Inc. in which Mr. Chapman is the controlling shareholder.

(5)	The beneficial ownership of Steven Houck consists of 910,000 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 28, 2013.

(6)	The beneficial ownership of Donald Gibbs consists of 810,000 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 28, 2013.

The Board of Directors has determined that all directors who served on the Board during fiscal 2013, other than Dr. Michael Cowpland and Mr. James Stechyson, are or were “independent” under NASDAQ Listing Rules. The Board has further determined that the members of the Audit Committee also meet the additional independence requirements of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission.

The services of John Chapman, our Chief Financial Officer, are provided through a contractual relationship with CHAPMAN CFO Resources Inc., a company owned 50% by Mr. Chapman and controlled by Mr. Chapman. The total cash and option compensation provided to CHAPMAN CFO Resources Inc. for the services provided by Mr. Chapman are detailed in “Executive Compensation” above.

Change in Ownership of Shareholders Owning More Than 5%:

On July 2, 2012, Dr. Cowpland acquired 5,000,000 of the Issuer's common shares as compensation in lieu of salary for services provided to the Company.

On July 2, 2012, Mr. Stechyson acquired 5,000,000 of the Issuer's common shares as compensation in lieu of cash for services provided to the Company.

VOTING RIGHTS

Major Shareholders of the Company do not hold any special voting rights.

LOCATION OF STOCK HOLDINGS

At June 28, 2013, 86,405,035 (64%) of ZIM’s common shares are held outside of the United States. The number of shareholders of record is 994.

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

There have been no significant changes to our business since the fiscal year ended March 31, 2013.

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

PERIOD	HIGH	LOW

Fiscal 2009	$0.0100	$0.0020
Fiscal 2010	$0.0100	$0.0020
Fiscal 2011	$0.0200	$0.0040
Fiscal 2012	$0.0200	$0.0001
Fiscal 2013	$0.0110	$0.0020

Fiscal 2012 First Quarter	$0.0100	$0.0100
Fiscal 2012 Second Quarter	$0.0170	$0.0100
Fiscal 2012 Third Quarter	$0.0200	$0.0110
Fiscal 2012 Fourth Quarter	$0.0130	$0.0001
Fiscal 2013 First Quarter	$0.0110	$0.0090
Fiscal 2013 Second Quarter	$0.0100	$0.0090
Fiscal 2013 Third Quarter	$0.0090	$0.0020
Fiscal 2013 Fourth Quarter	$0.0050	$0.0020
Fiscal 2014 First Quarter	$0.0050	$0.0010

Fiscal 2013 January 2013	$0.0020	$0.0020
Fiscal 2013 February 2013	$0.0030	$0.0020
Fiscal 2013 March 2013	$0.0050	$0.0020
Fiscal 2014 April 2013	$0.0050	$0.0030
Fiscal 2014 May 2013	$0.0030	$0.0030
Fiscal 2014 June 2013	$0.0030	$0.0010

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

ZIM was incorporated under the federal laws of Canada on October 17, 2002, in order to purchase ZIM Technologies International Inc. ("ZIM Technologies"), which was formed in 1997 to acquire the software technology now called the ZIM Integrated Development Environment (the "ZIM IDE software"). On February 10, 2004, ZIM purchased UK-based SMS service firms EPL Communications Limited and E-Promotions Limited (together referred to as "EPL"). During the year ended March 31, 2006, EPL was dissolved and all operations were transferred to ZIM Corporation in Canada. ZIM is also the sole shareholder of ZIM Technologies do Brazil Ltda., a company incorporated in Brazil that distributes the ZIM IDE Software, and PCI Merge, Inc., a Florida based holding company with no operations. Until March 31, 2004, ZIM was the sole shareholder of ZIM Technologies, a Canadian federal corporation and the chief operating company of the ZIM group of companies. On April 1, 2004, ZIM Corporation and ZIM Technologies amalgamated into ZIM Corporation. On April 1, 2006, ZIM purchased a US-based mobile content company called Advanced Internet Inc. (“AIS”). In 2011 ZIM acquired the technology assets of Torch Technologies and began offering an advanced portfolio of migration services and management products that strengthen and complement ZIM`s enterprise database products.

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

E. TAXATION

Certain United States Federal Income Tax Consequences The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership or partner. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code, or a PFIC, as defined below, for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. In addition, in any year in which the Company is classified as a PFIC, such holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of the Company that is also a PFIC, or a Subsidiary PFIC, and will be subject to U.S. federal income tax on their proportionate share of (a) a distribution on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company believes that it was classified as a PFIC during the tax year ended March 31, 2013, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code, or a QEF Election, or a mark-to-market election under Section 1296 of the Code, or a Mark-to-Market Election. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on our common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for our common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for our common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for our common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. Our common shares generally will be “marketable stock” if our common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for our common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in our common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless our common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to our common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares. (See “ Sale or Other Taxable Disposition of common shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, our common shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

F. DIVIDENDS AND PAYING AGENTS

Not Applicable.

G. STATEMENT BY EXPERTS

Not Applicable.

H. DOCUMENTS ON DISPLAY

The documents referred to in this Form 20-F may be viewed at the Company’s office located at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada, K1S 1V7.

I.	SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings. A hypothetical 10% change in the value of one Brazilian real expressed in U.S. dollars during the year ended March 31, 2013 would have caused an approximate $101,720 change in the Company’s revenue for the fiscal year 2013. The Company is exposed to exchange risk due to the timing of the movement of funds between subsidiaries and the parent company related to the transfer pricing agreement and the pricing of contracts in non-functional currencies. Financial instruments denominated in foreign currencies that lead to foreign exchange risk when funds are moved include:

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2013	March 31, 2012

Canadian dollars	571,384	145,454
US dollars	18,404	44,127
Brazilian reals	2,017,114	2,819,710
British pounds	1,385	10,567
Euros	5,524	5,076

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2013	March 31, 2012

Canadian dollars	32,012	27,074
US dollars	52,992	102,726
Brazilian reals	207,857	94,057
British pounds	—	438
Euros	—	6,432

Accounts payable include the following amounts payable in their source currency:

	March 31, 2013	March 31, 2012

Canadian dollars	7,258	19,629
US dollars	2,382	3,541
Brazilian reals	706	805
British pounds	—	100

Accrued liabilities include the following accruals in their source currency:

	March 31, 2013	March 31, 2012

Canadian dollars	47,807	26,457
US dollars	5,171	11,709
Brazilian reals	28,931	27,675

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

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2013	March 31, 2012

Canada	17%	14%
North America, excluding Canada	28%	54%
South America	55%	27%
Europe, excluding Great Britain	0%	5%
	100%	100%

FAIR VALUE

The carrying values of cash, accounts receivable, investment tax credits receivable, line of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We are a small company with 14 full-time employees as of March 31, 2013, and we depend to a great extent on principal members of our management staff.  If we lose the services of any key personnel, in particular Dr. Michael Cowpland, our President and Chief Executive Officer, and Mr. James Stechyson, our Chairman, the loss could significantly impede the achievement of our research and development objectives and delay our product development programs and commercialization of our product candidates.  We do not currently have any key man life insurance policies.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART TWO

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We are required to maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that are designed to ensure that information that we are required to disclose in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2013.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below related to our financial reporting processes and information technology security protocols.

Management’s Annual Report on Internal Control over Financial Reporting

ZIM’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, as previously stated in this annual report, our management concluded that our internal control over financial reporting was not effective as of March 31, 2013, due to the existence of certain significant deficiencies which constituted a material weakness, as described in greater detail below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our financial statements will not be prevented or detected on a timely basis.

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

During the most recent two fiscal year ends, we were billed for audit, audit-related, tax and other services provided by Independent Registered Public Accounting Firm, Ernst and Young LLP, as follows:

	Year ended March 31, 2013	Year ended March 31, 2012
Audit fees	78,491	80,218
Tax fees	6,011	10,634
Total	84,502	90,852

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

All audit and tax fees are estimated by the Independent Registered Public Accounting Firm and approved by the audit committee before they are performed. There were no significant differences between the approved estimates and final fees for fiscal years 2011, 2012 and 2013.

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

On August 15, 2012 the Audit Committee approved the appointment of Raymond Chabot Grant Thornton LLP (“RCGT”) as the Company’s new independent registered public accounting firm. Ernst and Young LLP (“E&Y”) the Company’s former independent registered public accounting firm resigned as the Company’s independent registered public accounting firm simultaneous with the engagement of RCGT by the Company.

E&Y’s reports on the Company’s consolidated financial statements for the years ended March 31, 2012 and 2011 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s fiscal years ended March 31, 2012 and 2011, and through August 15, 2012, there were no disagreements between the Company and E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of such disagreement in connection with their report. None of the “reportable events” described in Item 304(a)(1)(v) of Regulation S-K of the SEC’s rules and regulations have occurred during the fiscal years ended March 31, 2012 and 2011 or through August 15, 2012.

During the Company’s fiscal years ended March 31, 2012, and 2011 and through August 15, 2012, neither the Company nor anyone acting on its behalf consulted RCGT regarding (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and RCGT did not provide either a written report or oral advice to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (2) any matter that was either the subject of a disagreement with E&Y, which, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of such disagreement in connection with their report, or any “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K of the SEC’s rules and regulations.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART THREE

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of ZIM Corporation

We have audited the accompanying consolidated balance sheet of ZIM Corporation and subsidiaries (the “Company”) as of March 31, 2013, and the related consolidated statement of comprehensive income, shareholders’ equity, and cash flows for the year ended March 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ZIM Corporation and subsidiaries as of March 31, 2013, and the results of their operations and their cash flows for the year ended March 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to the consolidated financial statements as of and for each of the two years in the period ended March 31, 2012 to retrospectively reflect discontinued operations as described in Note 8 to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the Company’s consolidated financial statements as of or for either of the two years in the period ended March 31, 2012 other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2012 or 2011 consolidated financial statements taken as a whole.

/s/ Raymond Chabot Grant Thornton LLP

---------------------------------------------

Raymond Chabot Grant Thornton LLP

Chartered Accountants,

Licensed Public Accountants

Ottawa, Canada

July 8, 2013

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of ZIM Corporation

We have audited the accompanying consolidated balance sheets of ZIM Corporation and subsidiaries as of March 31, 2012 and 2011 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ZIM Corporation and subsidiaries as of March 31, 2012 and 2011 and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Ernst and Young LLP

---------------------------------------------

Ernst and Young LLP

Ottawa, Canada

July 19, 2012

ZIM Corporation and Subsidiaries Consolidated Balance Sheets
(Expressed in US dollars)

	March 31, 2013	March 31, 2012
	$	$
ASSETS
Current assets
Cash and cash equivalents	1,591,507	1,762,171
Accounts receivable, net of allowance for doubtful accounts of $29,465 and $NIL as of March 31, 2013 and 2012	154,471	191,296
Investment tax credits receivable	293,806	259,720
Other tax credits	126,517	40,724
Prepaid expenses	22,345	25,198
	2,188,646	2,279,109

Long term deposits	9,722	9,722
Investments	198,037	300,557
Intangible assets	24,615	35,031
Property and equipment, net	26,607	33,871
	2,447,627	2,658,290
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	9,879	23,790
Accrued liabilities	66,591	53,386
Deferred revenue	217,065	171,414
	293,535	248,590

Shareholders' equity:
Preferred shares, no par value, non-cumulative
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; NIL issued and outstanding shares at March 31, 2013 and 2012.	—	—
Common shares, no par value,
Unlimited authorized shares; 135,460,867 shares issued and outstanding as at March 31, 2013 and 125,460,867 shares as at March 31, 2012.	19,362,796	19,262,796
Additional paid-in capital	2,865,740	2,825,571
Accumulated deficit	(20,313,500)	(20,112,481)
Accumulated other comprehensive income	239,056	433,814
	2,154,092	2,409,700
	2,447,627	2,658,290

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

(Expressed in US Dollars)

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	$	$	$
Revenue
Mobile	77,126	119,321	182,650
Software	175,140	473,448	394,366
Software maintenance and consulting	1,058,215	1,205,908	1,335,066
Total revenue	1,310,481	1,798,677	1,912,082

Operating expenses
Cost of revenue	94,472	124,649	214,034
Selling, general and administrative	1,117,503	1,020,237	1,060,707
Research and development	205,330	244,488	258,517
Amortization of intangible assets	9,988	10,885	4,251
Total operating expenses	1,427,293	1,400,259	1,537,509
Operating income (loss) from continuing operations	(116,812)	398,418	374,573

Other income (expenses):
Impairment of investment	(98,464)	—	—
Interest income, net	89,942	124,381	108,278
Total other income (expense)	(8,522)	124,381	108,278
Income (loss) from continuing operations and before income taxes	(125,334)	522,799	482,851
Income taxes (note 15)	66,781	48,342	84,323
Income (loss) from continuing operations	(192,115)	474,457	398,528

Loss from discontinued operations (Note 9)	(8,904)	(23,408)	(31,731)

Net income (loss)	(201,019)	451,049	366,797
Other comprehensive income, net of tax
Foreign currency translation adjustment	(194,758)	(165,794)	132,290
Comprehensive Income	(395,777)	285,255	499,088
Basic and diluted income (loss) per share from continuing operations	(0.002)	0.004	0.003
Basic and diluted loss per share from discontinued operations
	(0.000)	(0.000)	(0.000)
Weighted average number of shares outstanding	130,323,881	125,460,867	123,125,251

 The accompanying notes are an integral part of the consolidated financial statements.

ZIM Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity

(Expressed in US Dollars)

	Number of common shares issued	Common shares	Additional paid- in-capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders' equity
		$	$	$	$	$
Balance as at March 31, 2010	115,460,867	19,162,796	2,726,762	(20,930,327)	467,317	1,426,548

Shares issued on debt conversion	10,000,000	100,000				100,000

Stock options granted			71,513			71,513

Comprehensive income

Net income				366,797

Cumulative translation adjustment					132,291

Total comprehensive income						499,088

Balance as at March 31, 2011	125,460,867	19,262,796	2,798,275	(20,563,530)	599,608	2,097,149

Stock options granted			27,296			27,296

Comprehensive income

Net income				451,049

Cumulative translation adjustment					(165,794)

Total comprehensive income						285,255

Balance as at March 31, 2012	125,460,867	19,262,796	2,825,571	(20,112,481)	433,814	2,049,700

 The accompanying notes are an integral part of the consolidated financial statements.

ZIM Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity (Continued)

(Expressed in US Dollars)

	Number of common shares issued	Common shares	Additional paid- in-capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders' equity
		$	$	$	$	$
Balance as at March 31, 2012	125,460,867	19,262,796	2,825,571	(20,112,481)	433,814	2,409,700

Shares issued in lieu of compensation	10,000,000	100,000				100,000

Stock options granted			40,169			40,169

Comprehensive income (loss)

Net loss				(201,019)

Cumulative translation adjustment					(194,758)

Total comprehensive income (loss)						(395,777)

Balance as at March 31, 2013	135,460,867	19,362,796	2,865,740	(20,313,500)	239,056	2,054,092

The accompanying notes are an integral part of the consolidated financial statements.

ZIM Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Expressed in US Dollars)

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	$	$	$
OPERATING ACTIVITIES
Net income (loss)	(201,019)	451,049	366,797
Items not involving cash:
Depreciation of property and equipment	11,844	14,986	37,943
Amortization of intangible asset	9,988	10,885	4,251
Impairment of investment	98,464	—	—
Stock-based compensation	140,169	27,296	171,513
Changes in operating working capital:
Decrease (increase) in accounts receivable	36,825	(72,867)	106,015
Decrease (increase) in investment tax credits	(34,086)	13,376	(36,861)
Decrease (increase) in other tax credits	(85,793)	12,383	(53,107)
Increase in prepaid expenses	2,853	9,429	10,441
Increase in long term deposits	—	—	(9,722)
Increase (decrease) in accounts payable	(13,911)	(7,184)	4,116
Increase (decrease) in accrued liabilities	13,205	(35,947)	41,776
Increase (decrease) in deferred revenue	45,651	(70,371)	(73,554)
Cash flows provided by operating activities	24,190	353,035	569,608
INVESTING ACTIVITIES
Purchase of property and equipment	(4,580)	(9,977)	(10,978)
Purchase of intangible asset	—	—	(51,451)
Investment in shares of Connecting People for Health Co-operative Ltd.	—	(187,367)	(10,290)
Cash flows used in investing activities	(4,580)	(197,344)	(72,719)
Effect of changes in exchange rates on cash and cash equivalents	(190,274)	(164,510)	113,220
Increase (decrease) in cash and cash equivalents	(170,664)	(8,819)	610,109
Cash and cash equivalents, beginning of year	1,762,171	1,770,990	1,160,881
Cash and cash equivalents, end of year	1,591,507	1,762,171	1,770,990

ZIM CORPORATION AND SUBSIDIARIES

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

BUSINESS DEVELOPMENT

ZIM was formed under the laws of Canada on October 17, 2002, in order to purchase ZIM Technologies International Inc. (“ZIM Technologies”), which was formed in 1997 to acquire the software technology now called the ZIM Integrated Development Environment (the “ZIM IDE software”). On February 10, 2004, ZIM purchased UK-based short messaging service (“SMS”) firms EPL Communications Limited and E-Promotions Limited (together referred to as “EPL”). During the fiscal year ended March 31, 2006, EPL was dissolved and all operations were transferred to ZIM Corporation in Canada. ZIM is also the sole shareholder of ZIM Technologies do Brazil Ltda., a company incorporated in Brazil that distributes the ZIM IDE Software, and PCI Merge, Inc., a Florida based holding company with no operations. Until March 31, 2004, ZIM was the sole shareholder of ZIM Technologies, a Canadian federal corporation and the chief operating company of the ZIM group of companies. On April 1, 2004, ZIM Corporation and ZIM Technologies amalgamated into ZIM Corporation. On April 1, 2006, ZIM purchased a US-based mobile content company called Advanced Internet Inc. (“AIS”).

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

Revenue from the sale of mobile content for the fiscal year ended March 31, 2013 was $22,773 as compared to $59,863 for fiscal year ended March 31, 2012 and $97,951 for fiscal year ended March 31, 2011. The decline was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products. Due to the continuing decline and operational cost of this business on March 31, 2013 ZIM discontinued operations in this area.

ZIM CORPORATION AND SUBSIDIARIES

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

USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the period. Estimates have been made by management in several areas, including, but not limited to, the realizability of accounts receivable and investments, the valuation allowance associated with deferred income tax assets, investment tax credits, expected useful life of property and equipment, the fair value calculation with respect to the stock options, and the accrued accounts receivable and accrued accounts payable related to our premium SMS business. Actual results may differ from those estimates.

RECLASSIFICATION OF COMPARATIVE FIGURES

In previous financial statements investment tax credits related to scientific research and experimental development were shown as a reduction in income taxes. This presentation has been changed and previous years have been reclassed in the Statement of Comprehensive Income as a reduction of research and development expenses.  Net income (loss), total assets, cash flows and total equity was not affected by this reclass. We have determined that the impact of the reclass is immaterial to all previously reported periods, and in accordance with Staff Accounting Bulletin No. 108 regarding immaterial revisions, we have elected to revise our previously issued financial statements.  This presentation has been reclassed for the current period and for all previous years. Previous reported income tax benefits of $344,101 and $342,627 for the years ended March 31, 2012 and March 31, 2011 have been reclassified in the Statement of Comprehensive Income included herein as a reduction of research and development expenses.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

ZIM CORPORATION AND SUBSIDIARIES

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

Under ASC 985-605, revenue is recognized when the following four criteria have been met:

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

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

In general, credit terms of 30 days are extended to customers with a small number of customers receiving longer payment terms based on the long standing relationship with ZIM.

MOBILE REVENUE RECOGNITION

Revenues from the Company’s mobile segment are derived principally from providing aggregation services and from their mobile content portals.

Aggregation services. Aggregation services occur when ZIM sends messages from its content provider customers through mobile operators to end users on their cell phones. In this situation, the Company contracts with its customers that cannot connect directly to the mobile operators and with the third party mobile operators or other aggregators directly for the transmission of the messages. Net revenues are recognized in the month in which the service is performed, provided no significant ZIM obligations remain. ZIM relies on a number of mobile network operators and other aggregators globally to deliver its services. Generally, (i) within 15 to 45 days after the end of each month, ZIM receives a statement from each of the operators or aggregators confirming the amount of charges billed to that operator's mobile phone users and (ii) within 30 to 90 days after delivering a monthly statement, each operator or aggregator remits the fees for the month to ZIM. ZIM arranges to pay the mobile content provider a set amount per message under a revenue sharing arrangement. ZIM nets this revenue share fee against the revenue it receives from the mobile operators in accordance with ASC 605.

Revenues are recorded on a net basis as the mobile content provider is the primary obligor in the transaction as they manage and market the content, which ZIM then distributes. ZIM’s role within the transaction is limited to providing transportation and a billing mechanism for the mobile content provider.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

Mobile content portals. On April 1, 2006, ZIM acquired two internet portals offering mobile content. Consumers are able to download ring tones and wallpapers directly from the internet sites to their mobile phones. The majority of consumers choose to pay for the content with their credit card with the balance of consumers paying through the use of a premium message. If they use a premium message to pay for their content, the charge is paid on their cell phone bill.

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

The Company qualifies for scientific research and experimental development refundable investment tax credits. These credits are recorded as a reduction of research and development expense when it is more likely than not that the credits will be realized. Other non-refundable investment tax credits not utilized in the current year can be used to offset income taxes in future years.

ADVERTISING

Advertising costs are expensed as incurred. Advertising costs amounted to $NIL for the year ended March 31, 2013 ($NIL for the year ended March 31, 2012, $NIL for the year ended March 31, 2011).

TRANSLATION OF FOREIGN CURRENCIES

The Company's reporting currency is the US dollar and the functional currency is the Canadian dollar for ZIM Corporation, US Dollar for AIS and Brazilian Reals for ZIM do Brazil .

The accounts of the Company's subsidiaries that are recorded in their respective functional currencies, remeasure their foreign currency transactions as follows: gains or losses from foreign currency transactions such as those resulting from the settlement of receivables or payables denominated in foreign currency, are remeasured at the weighted average exchange rates for the period and are included in the statement of operations of the current period. For the years ended March 31, 2013, 2012, and 2011, the Company recognized a foreign exchange gain of $460, a foreign exchange loss of $4,064, and a foreign exchange loss of $1,914, respectively, in the accompanying consolidated statements of operations in the selling, general and administration line.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

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

STOCK OPTIONS AND GRANTS

ZIM utilizes the provisions of ASC 718 and ASC 505 to account for stock-based awards granted to employees and consultants, respectively. ASC 718 requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation expense over the service period for awards expected to vest. Under ASC 505, stock-based awards granted to consultants are measured at fair value on the grant date and compensation expense is recognized on the date at which the consultant's performance is complete which, for the Company, is on the date of grant.

The fair value of stock options is determined using the Black Scholes-Merton option pricing model. The expected dividend yield is based on historical dividend payouts, the expected volatility is based on historical volatilities of company stock (management believes that the historical volatility is an appropriate measure of expected volatility) for a period approximating the expected life; the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option; and the expected life represents the period of time the options are expected to be outstanding and is based on historical trends. The weighted average assumptions used in the computations are as follows:

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011

Risk-free interest rates	0.39%	0.31%	1.00%
Expected volatility	156%	78%	120%
Dividend yield	—	—	—
Expected life of options (years)	3.0	3.0	2.5

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

INTANGIBLE ASSETS

Intangible assets, which consist of database migration methodologies and software, are determined to have finite lives and are amortized on the straight-line method over their estimated useful lives, which is 60 months.

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

In February 2013, the Financial Accounting Standards Board (FASB) issued revised accounting guidance on the reporting of reclassifications out of accumulated other comprehensive income. The amendment requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount is required to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012, which for the Company is the fiscal year beginning April 1, 2013. This guidance is not expected to have a material impact on the Company.

In June 2011, the FASB issued revised accounting guidance to modify the presentation requirements for comprehensive income. The amendment gives an entity the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, which for the Company was the fiscal year beginning April 1, 2012. The Company adopted this amended standard by presenting continuous Consolidated Statements of Comprehensive Income. This guidance did not have a material impact on the Company, as this standard only affects the display of comprehensive income and does not affect what is included in comprehensive income.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

3 - ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company recognizes any interest accrued related to unrecognized tax benefits in interest and penalties in income tax benefit in the Consolidated Statement of Operations.

4 - ACCOUNTS RECEIVABLE

	March 31, 2013	March 31, 2012
	$	$
Trade accounts receivable	171,612	189,243
Allowance for doubtful accounts	(29,465)	—
Travel advances	11,898	—
Other	426	2,053
	154,471	191,296

5 – INVESTMENTS

On October 21, 2009, ZIM Corporation made a $95,147 investment in Seregon Solutions Inc.

The investment consisted of the purchase of 61,480 common shares and 69,677 warrants. Depending on the fiscal 2010 results of Seregon each warrant was convertible, at no cost to ZIM, to a portion of a common share or would have expired with no action. The warrants converted during fiscal 2011 and ZIM gained an additional 69,677 common shares to a total of 131,157. With the additional shares provided to ZIM, ZIM did not gain significant influence, or control, over Seregon.

Due to a significant downturn in the business outlook for Seregon, ZIM has determined that this investment is fully impaired and, on March 31, 2013, has taken an impairment charge equal to the full value of the investment.

On June 29th, 2011, ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd. The investment consisted of the purchase of 200 common shares at a price of $187,367.

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

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

6 – INTANGIBLE ASSETS

On October 27th, 2010, ZIM purchased all of the technology assets of Torch Technologies for the sum of $50,000 Canadian dollars ($51,451 United States dollars). The assets include database migration methodologies and software assets.

The Company has recorded the acquired technology assets as intangible assets on the consolidated balance sheet. This asset is being amortized over 60 months on a straight line basis. Amortization expense for fiscal 2013 was $9,988 and the net book value as at March 31, 2013, was $24,615. Amortization expense for fiscal 2012 was $10,885 and the net book value as at March 31, 2012, was $35,031.

7 - PROPERTY AND EQUIPMENT

March 31, 2013	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	1,031,033	1,024,223	6,810
Software	105,937	95,509	10,428
Office furniture and equipment	230,010	222,634	7,376
Voice communications equipment	25,115	23,304	1,811
Leasehold improvements	152,180	151,998	182
	1,544,275	1,517,668	26,607

March 31, 2012	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	1,025,297	1,012,772	12,525
Software	105,123	94,382	10,740
Office furniture and equipment	230,222	221,760	8,462
Voice communications equipment	25,167	23,023	2,144
Leasehold improvements	151,092	151,092	—
	1,536,901	1,503,029	33,871

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

Depreciation expense for the year ended March 31, 2013 was $11,844 ($14,986 for the year ended March 31, 2012). These expenses are included in the cost of revenue account, the selling, general, and administration account and the research and development account.

8 – DISCONTINUED OPERATIONS

Revenue from the sale of mobile content for the fiscal year ended March 31, 2013 was $22,773 as compared to $59,863 for fiscal year ended March 31, 2012 and $97,689 for fiscal year ended March 31, 2011. The decline was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products. Due to the continuing decline and operational cost of this business on March 31, 2013 ZIM discontinued operations in this area.

	Year Ended March 31, 2013	Year Ended March 31, 2012	Year Ended March 31, 2011
Revenue	22,773	59,863	97,689
Cost of revenue	(4,705)	(33,731)	(47,403)
Selling, general and administrative	(22,005)	(33,960)	(53,903)
Research and development	(4,967)	(15,580)	(28,114)
Loss from discontinued operations	(8,904)	(23,408)	(31,731)

No revenue will be generated from the operation of this business subsequent to March 31, 2013. Cost related to mobile content purchase will not be incurred after March 31, 2103, and all internal resources related to the operation of this business have been reassigned to tasks related to ZIM’s enterprise software business. This business had $5,736 in current assets and $ 6,810 in current liabilities at March 31, 2013. These assets and liabilities will be discharged in the first quarter of fiscal 2014 as the business is dissolved. The dissolution will have no material impact on the financial performance of the Company including no significant impact on cashflow.

9 – LINE OF CREDIT

During fiscal 2013, a working capital line of credit was available at approximately $49,232 (equivalent to $50,000 Canadian, the Company’s functional currency) from the Company’s major financial institution. This credit facility is secured by the Company’s assets. Amounts drawn on this credit facility bears interest at the prime rate, as published by the Royal Bank of Canada, plus 1.75%.

In order to maintain the working capital line of credit the Company must maintain a Tangible Net Worth of greater than $150,000 Canadian dollars (equivalent to $147,696 US dollars) and a ratio of current assets to current liabilities greater than 1.10:1. During fiscal years 2011, 2012 and 2013 the Company has not been in violation of these covenants.

As at March 31, 2011, March 31, 2012 and March 31, 2013 nothing was drawn down on these lines of credit. The lines of credit do not have defined expiration or renewal dates.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

10 - ACCRUED LIABILITIES

	March 31, 2013	March 31, 2012
	$	$

Employee related accruals	64,057	30,838
Withholding tax accrual	(2,081)	1,554
Trade	4,615	20,994
	66,591	53,386

11 – COMMON SHARE ISSUE

The Company did not issue any common shares, except for those issued as compensation as described in notes 12 and 13, during the years ended March 31, 2013 or March 31, 2012 pursuant to the exercise of stock options by employees.

On November 12, 2009, the Board of Directors approved a share repurchase plan. Shares may be repurchased by the company to a maximum of $200 per day and $12,000 per quarter. The repurchase program has no expiration date. As of March 31, 2013 no shares have been repurchased as part of this program.

12 - RELATED PARTY TRANSACTIONS

No remuneration has been recorded in these financial statements for the services of the Chief Executive Officer (CEO) for the fiscal year 2012 and 2013 except for the 5,000,000 shares of common stock, valued at $50,000 issued on July 7, 2012 and for stock options issued through the year with a fair market value of $19,953 no remuneration has been recorded in these financial statements for the services of the Chief Executive Officer (CEO) for the fiscal year 2013. The CEO is also a director and the controlling shareholder.

13 - STOCK BASED COMPENSATION

During the year ended March 31, 2013and March 31, 2012, the Company issued common shares and options to employees and non-employees, and as a result, additional paid in capital has been increased by $140,169 and $27,296 respectively.

On July 2, 2012, Dr. Cowpland acquired 5,000,000 of the Issuer's common shares as compensation in lieu of salary for services provided to the Company. $50,000 of stock based compensation expense was recorded.

On July 2, 2012, Mr. Stechyson acquired 5,000,000 of the Issuer's common shares as compensation in lieu of cash for services provided to the Company. $50,000 of stock based compensation expense was recorded.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

The increase in additional paid in capital is the value associated with the common shares issued and the vesting of options, which is recorded as compensation expense in the statement of Comprehensive Income as a part of selling, general and administrative expense.

Under ZIM’s Employee Stock Option Plan, the Company may grant options to its officers, directors and employees for up to 27,200,000 common shares. As at March 31, 2013, 20,124,485 (March 31, 2012, 20,027,985) options were outstanding under the Employee Stock Option Plan. In addition, 6,010,000 (March 31, 2010, 6,010,000) options were issued outside of ZIM’s Employee Stock Option Plan and are outstanding. Stock options are granted with an exercise price equal to the common share’s fair market value at the date of grant. Options are granted periodically and both the maximum term of an option and the vesting period are set at the Board's discretion. All options granted in fiscal year 2013 vested on the day of the grant and have a three year term. The expected life of the grants due to forfeitures and exercise of options is estimated based on recent history and is 3.0 years.

The Company recognized the following expense relating to stock options and grants:

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	$	$	$
Options compensation expense for employees	31,387	3,339	26,428
Options compensation expense for consultants	8,782	23,957	45,085
Stock grant compensation expense for executive officers	100,000	—	100,000
Total expense	140,169	27,296	171,513

All options granted vested on the day of the grant resulting in the Company not having any non-vested awards as of March 31, 2013or March 31, 2012.

A summary of the status of the stock options is as follows:

	March 31, 2013 Number of options outstanding	March 31, 2012 Number of options outstanding

Options outstanding, beginning of year	26,037,985	26,215,382
Granted	10,628,862	5,373,595
Expired	(10,532,362)	(5,550,992)
Options outstanding, end of year	26,134,485	26,037,985

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

The following table represents a summary of the options outstanding as at March 31, 2013:

	Options outstanding and exercisable
Range of exercise prices	Number outstanding at March 31, 2013	Weighted average remaining contractual life
$		Years
0.002-0.004	7,893,019	2.75
0.004-0.008	410,000	1.5
0.008-0.012	15,804,486	1.06
0.016-0.020	2,026,980	0.50
	26,134,485	1.53

The weighted average grant-date fair value of options granted and vested in fiscal 2013 and 2012 were $0.0045 and $0.0090 respectively.

As at March 31, 2013 there were 7,893,019 options in the money with a total intrinsic value of $15,786.

EMPLOYEE AND NON-EMPLOYEE OPTIONS

During the year ended March 31, 2013, 8,908,862 options were granted to employees. In the year ended March 31, 2012, 725,000 options were granted to employees.

During the year ended March 31, 2013, 1,720,000 options were granted to non-employees. In the year ended March 31, 2012, 4,648,595 options were granted to non-employees.

No options have been granted with exercise prices below the market price on the respective grant dates during the year ended March 31, 2013 or March 31, 2012.

14 - INTEREST

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	$	$	$

Interest income	97,630	132,710	112,496
Interest expense	(7,688)	(7,829)	(4,218)
Total	89,942	124,891	108,278

15 - INCOME TAXES

ASC 740 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of not being sustained on an audit, based on the technical merits of the position.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

The Company and its subsidiaries file income tax returns in Canadian, Brazil and U.S. federal jurisdictions, and various provincial jurisdictions. The Company’s federal income tax returns are generally subject to examination for a period of three years after filing of the respective return in the U.S. and Canada and five years in Brazil.

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to loss before taxes, as follows:

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	$	$	$
Tax Rate, comprised of a federal rate of 11.00% and a provincial rate of 4.50% (2012, a federal rate of 11.00% and provincial rate of 4.50% )	15.50%	15.50%	15.87%

Expected Canadian Income Tax (Recovery)	(19,427)	81,034	76,928
Change in valuation allowance	(66,568)	(194,181)	(151,242)
Expired Ontario transitional tax credit	86,409	—
Permanent differences	19,212	4,409	27,744
Difference between Canadian and foreign tax rates	21,921	22,994	29,915
Adjustments to deferred tax assets	18,913	137,219	91,898
Other	6,321	(3,133)	9,380
	66,781	48,342	84,323

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

Refundable investment tax credits for research and development in Canada of $300,769, $344,101, and $342,627 for the years ended March 31, 2013, March 31, 2012 and March 31, 2011, respectively is netted against research and development expense. The investment tax credits are subject to review and approval by taxation authorities and it is possible that the amounts granted will be different from the amounts recorded by the Company.

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that gave rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

	March 31, 2013	March 31, 2012
	$	$
Temporary differences
Losses available for carry forward	606,480	570,416
Property and equipment - differences in net book value and unamortized capital cost	153,376	153,800
Intangible assets - differences in net book value and tax basis	271,028	275,902
Unused scientific research and experimental development amounts deductible and investment tax credits available for carry forward	928,540	1,085,670
Other	30,617
Gross deferred tax asset	1,990,041	2,085,788
Valuation allowance	(1,990,041)	(2,085,788)
Net deferred tax asset	—	—

The Company has federal and provincial non-capital losses available to reduce taxable income in Canada, which expire in the following years:

Federal & Provincial
$

2014	234,526
2015	1,614,359
2026	989,455
2027 and thereafter	402,666
3,241,066

The Company has capital losses of $451,827, which are available indefinitely to reduce capital gains in future years as of March 31, 2013.

The Company’s subsidiary AIS has non capital losses of $129,433 available to reduce taxable income in the USA. These non capital losses expire between 2027 and 2033 and will be lost if the subsidiary is dissolved.

As at March 31, 2013, the Company had accumulated unclaimed federal and provincial scientific research and experimental development deductions of approximately $3,438,796 ($3,487,980 in 2012). This amount can be carried forward indefinitely to reduce income taxes payable in future years.

The Company has federal scientific research and experimental development credits available to reduce income taxes in Canada, which expire in the following years:

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

2020	6,545
2021	—
2022	17,800
2023	348,766
2024	2,239
2025	2,804
Thereafter	9,849
388,003

16 - EARNINGS (LOSS) PER SHARE

For the purposes of the earnings (loss) per share computation, the weighted average number of common shares outstanding has been used.

The following securities are considered "in the money" and could potentially dilute the basic earnings per share in the future but have not been included in diluted earnings per share because their effect was antidilutive:

	March 31, 2013	March 31, 2012	March 31, 2011

Stock options	7,893,019	2,910,843	8,112,875

Total options outstanding at March 31, 2013, 2012 and 2011 were 26,134,485, 26,037,985, and 26,215,382 respectively.

17 - FINANCIAL RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the timing of the movement of funds between subsidiaries and the parent company related to the transfer pricing agreement and the pricing of contracts in non-functional currencies. Financial instruments denominated in foreign currencies that lead to foreign exchange risk when funds are moved include:

Cash and cash equivalents of $1,591,507 are comprised of $648,393 in cash and $943,114 in cash equivalents. The cash equivalents of $943,114 at March 31, 2013 ($1,517,976 at March 31, 2012) are comprised of:

Held in Canada:

TD Waterhouse at 1.25% - $1,224 ($1,243 CDN) – No Maturity

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $941,890 (R$1,899,355)- No Maturity. Of these deposits $89,262 (R$180,000) are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2013	March 31, 2012

Canadian dollars	571,384	145,454
US dollars	18,404	44,127
Brazilian reals	2,017,114	2,819,710
British pounds	1,385	10,567
Euros	5,524	5,076

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2013	March 31, 2012

Canadian dollars	32,012	27,074
US dollars	52,992	102,726
Brazilian reals	207,857	94,057
British pounds	—	438
Euros	—	6,432

Accounts payable include the following amounts payable in their source currency:

	March 31, 2013	March 31, 2012

Canadian dollars	7,258	19,629
US dollars	2,382	3,541
Brazilian reals	706	805
British pounds	—	100

Accrued liabilities include the following accruals in their source currency:

	March 31, 2013	March 31, 2012

Canadian dollars	47,807	26,457
US dollars	5,171	11,709
Brazilian reals	28,931	27,675

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

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

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2013	March 31, 2012

Canada	17%	14%
North America, excluding Canada	28%	54%
South America	55%	27%
Europe, excluding Great Britain	0%	5%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

18 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE COMMITMENTS

The Company has the following financial commitments related to minimum rent expenses for facilities:

$
2014	54,507
2015	54,507
2016	31,796
Total	140,810

For the year ended March 31, 2013, facilities expense was $130,472 ($132,927 for the year ended March 31, 2012 and $123,546 for the year ended March 31, 2011). The lease was renewed for 5 years on November 1, 2010.

OTHER

The Company is committed to pay an unrelated third party $75,000 upon the listing of ZIM Corporation’s common shares on a national securities exchange.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

19 - SUPPLEMENTAL CASH FLOW DISCLOSURE

	Year ended March 31, 2013	Year ended March 31, 2012
	$	$
Interest paid	(7,688)	(7,829)
Income taxes paid	(68,295)	(49,693)
Investment tax credit on research and development received	361,867	357,477

20 - SEGMENT REPORTING

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

The following table sets forth external revenues, cost of revenues (including depreciation expense), operating expenses (including depreciation expense) and other amounts attributable to these product lines:

Year ended March 31, 2013	Mobile	Software	Total
	$	$	$

Revenue	77,126	1,233,355	1,310,481
Cost of revenue	8,811	85,661	94,472
Gross margin	68,315	1,147,694	1,216,009

Allocation of operating expenses	74,878	1,257,944	1,332,821
Allocation of interest income, net	(5,053)	(84,889)	(89,942)
Impairment of investment	98,464	—	98,464
Income taxes	3,752	63,029	66,781
	172,040	1,236,084	1,408,124

Net loss	(103,725)	(83,390)	(192,115)

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

Year ended March 31, 2012	Mobile	Software	Total
	$	$	$

Revenue	119,321	1,679,356	1,798,677
Cost of revenue	11,483	113,166	124,649
Gross margin	107,838	1,566,190	1,674,028

Allocation of operating expenses	82,173	1,193,437	1,275,610
Allocation of interest income, net	(8,012)	(116,369)	(124,381)
Income taxes	3,114	45,228	48,342
	77,274	1,122,297	1,199,571

Net income	30,564	443,893	474,457

No customers generated over 10% of revenue for the years ended March 31, 2013 or 2012.

The following table sets forth total assets used by each segment:

TOTAL ASSETS	March 31, 2013	March 31, 2012
	$	$
Mobile	144,051	176,346
Software	2,303,576	2,481,944
Total assets	2,447,627	2,658,290

The following tables set forth external revenues and long-lived assets attributable to geographic areas. External revenues are based on the location of the customer:

	March 31, 2013	March 31, 2012
	$	$
Long-lived assets
Canada	24,354	31,237
Brazil	2,253	2,634
Total long-lived assets	26,607	33,871

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

Total Revenue	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	$	$	$

United States	76,919	143,761	292,375
United Kingdom	20,946	44,436	7,914
Europe	—	67,077	58,583
Brazil	1,015,248	1,074,938	1,310,805
Canada	63,705	373,631	169,168
Other	133,663	94,834	73,237
Total revenue	1,310,481	1,798,677	1,912,082

Management evaluates each segment’s performance based upon revenues and gross margins achieved.

21 – SUBSEQUENT EVENTS

On June 26, 2013, the company board of directors passed a resolution to dissolve its subsidiaries PCI Merge Inc. and AIS. These subsidiaries have no operating activity.

ITEM 19. EXHIBITS.

See the Exhibit Index hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZIM Corporation

(Registrant)

By /s/ Michael Cowpland

------------------------------------

Michael Cowpland (President and CEO)

Date: July 9, 2013

EXHIBIT INDEX

Exhibit Number	EXHIBIT
1.1	Articles of Incorporation of the Registrant (Incorporated by reference to the Registrant's Registration Statement on Form S-4 filed on November 1, 2002 (No. 333-100920))
1.2	By-Laws of the Registrant (Incorporated by reference to the Registrant's Registration Statement on Form S-4 filed on November 1, 2002 (No. 333-100920))
4.10	Employee Stock Option Plan, as amended September 22, 2005 (Incorporated by reference to Appendix A to the Registrant’s Proxy Statement filed August 19, 2005)
4.11	Form of Stock Option Agreement under Employee Stock Option Plan (Incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-KSB filed June 28, 2006)
4.12	Form of Non-Qualified Stock Option Agreement between the Registrant and each of Michael Cowpland, James Stechyson, Steve Houck and Charles Saikaley, dated, 2001 (Incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-KSB filed June 28, 2006)
4.13	ZIM SMS Gateway Agreement with SIT Consulting, dated October 27, 2004 (Incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-KSB filed June 28, 2006)
4.14	Secured Senior Promissory Note dated March 31, 2006 between ZIM Corporation and Advanced Telecom Services, Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed April 4, 2006)
4.15	Loan Agreement dated August 11, 2005 between ZIM Corporation and Dr. Michael Cowpland (Incorporated by reference to Exhibit 10.11 to the Registrant’s Current Report on Form 8-K filed August 11, 2005)
4.16	Surrender and Conversion Agreement by and between Michael Cowpland and ZIM Corporation dated December 4, 2008 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended December 31, 2008).
4.17	Consulting Agreement by and between Chapman CFO Resources Inc. and ZIM Corporation dated July 20, 2008 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended December 31, 2008).
4.18	Stock Purchase Agreement dated March 28, 2006 by and among ZIM Corporation, Advanced Telecom Services, Inc. and Advanced Internet, Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed March 28, 2006)
8.1 *	List of subsidiaries of the Registrant
12.1 *	Certification by the Chief Executive Officer, Michael Cowpland, pursuant to Exchange Act Rules 13(a)-14(a) and 15d-14(a)
12.2 *	Certification by the Chief Financial Officer, John Chapman, pursuant to Exchange Act Rules 13(a)-14(a) and 15d-14(a)
13.1 *	Certification by the Chief Executive Officer, Michael Cowpland, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 *	Certification by the Chief Financial Officer, John Chapman, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1 *	Consent of Ernst and Young LLP, an independent registered public accounting firm
15.2 *	Consent of Raymond Chabot Grant Thornton LLP, an independent registered public accounting firm
15.3*	Change in Auditor Concurrence Letter
*	Filed herewith.

