Form 20-F
period 2014-03-31
ZIM CORP
filed 2014-07-30
CIK 1124160

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2014.

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

135,460,867 common shares outstanding as of March 31, 2014.

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

A.            Selected Financial Data

The following selected consolidated statements of operations data for the fiscal years ended March 31, 2014, 2013, and 2012 and consolidated balance sheet data as of March 31, 2014 and 2013 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page 49.  The following selected consolidated statements of operations data for the fiscal years ended March 31, 2011 and 2010 and consolidated balance sheet data as of March 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

All references to dollars ($) in this Annual Report are expressed in United States dollars, unless otherwise indicated.

Consolidated Statements of Operations
	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
	$	$	$	$	$

Revenue	1,271,427	1,310,481	1,798,677	1,912,082	1,460,889
Operating expenses	1,521,231	1,427,293	1,400,259	1,537,509	1,280,871
Income (loss) from continuing operations	(249,804)	(116,812)	398,418	374,573	180,018

Other income (loss)	(119,652)	(8,522)	124,381	108,278	202,058
Income (loss) before income taxes from continuing operations	(369,456)	(125,334)	522,799	482,851	382,076

Income tax	(12,750)	66,781	48,342	84,323	62,631
Net income (loss) from continuing operations	(356,706)	(192,115)	474,457	398,528	319,445
Net income (loss) from discontinued operations	5,364	(8,904)	(23,408)	(31,731)	(14,678)
Net income (loss)	(351,342)	(201,019)	451,049	366,797	304,767

Basic and diluted earnings (loss) per share from continuing operations	(0.003)	(0.002)	0.004	0.003	0.003
Basic and diluted earnings (loss) per share from discontinued operations	(0.000)	(0.000)	(0.000)	(0.000)	(0.000)

Weighted average number of shares outstanding	135,460,867	130,323,881	125,460,867	123,125,251	113,132,100

Consolidated Statements of Cash Flows
	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
	$	$	$	$	$
Cash flows provided by (used in) operating activities	(29,477)	24,190	353,035	569,608	417,595
Cash flows provided by (used in) investing activities	(18,917)	(4,580)	(197,344)	(72,719)	(101,221)
Effect of changes in exchange rates on cash and cash equivalents	(156,376)	(190,274)	(164,510)	113,220	204,293
Increase (decrease) in cash and cash equivalents	(204,770)	(170,664)	(8,819)	610,109	520,667
Cash and cash equivalents, beginning of year	1,591,507	1,762,171	1,770,990	1,160,881	640,214
Cash and cash equivalents, end of year	1,386,737	1,591,507	1,762,171	1,770,990	1,160,881

Consolidated Balance Sheets
	As at March 31, 2014	As at March 31, 2013	As at March 31, 2012	As at March 31, 2011	As at March 31, 2010
	$	$	$	$	$
ASSETS
Current assets
Cash and cash equivalents	1,386,737	1,591,507	1,762,171	1,770,990	1,160,881
Accounts receivable, net	123,669	154,471	191,296	118,429	224,444
Investment tax credits receivable	292,712	293,806	259,720	273,096	236,235
Other tax credits	139,623	126,517	40,724	53,107	—
Prepaid expenses	16,120	22,345	25,198	34,627	45,068
	1,958,861	2,188,646	2,279,109	2,250,249	1,666,628

Long term deposits	9,722	9,722	9,722	9,722	—
Investments	905	198,037	300,557	113,190	95,147
Intangible assets	13,814	24,615	35,031	47,200	—
Property and equipment, net	34,570	26,607	33,871	38,880	65,844
	2,017,872	2,447,627	2,658,290	2,459,241	1,827,619

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	30,653	9,879	23,790	30,974	26,858
Accrued liabilities	55,320	66,591	53,386	89,333	47,557
Deferred revenue	225,465	217,065	171,414	241,785	315,339
	311,438	293,535	248,590	362,092	389,754
Deferred rent	—	—	—	—	11,317

Shareholders' equity:
Preferred shares, no par value, non-cumulative	—	—	—	—	—
Common shares, no par value	19,362,796	19,362,796	19,262,796	19,262,796	19,162,796
Additional paid-in capital	2,943,966	2,865,740	2,825,571	2,798,275	2,726,762
Accumulated deficit	(20,664,842)	(20,313,500)	(20,112,481)	(20,563,530)	(20,930,327)
Accumulated other comprehensive income	64,514	239,056	433,814	599,608	467,317
	1,706,434	2,154,092	2,409,700	2,097,149	1,426,548
	2,017,872	2,447,627	2,658,290	2,459,241	1,827,619

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

We anticipate that our cash and cash equivalents balance at March 31, 2014 of $1,386,737 along with cash generated from operations will be sufficient to meet our present operating and capital expenditures through fiscal 2015. However, there is no guarantee that unanticipated circumstances will not require additional liquidity.

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

OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING ARE NOT EFFECTIVE.

We did not have effective internal control procedures in place at March 31, 2014, when we evaluated our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. This could affect the reliability of our financial statements. We are attempting to remedy our weaknesses but as a small company we have limited resources to employ for this purpose. See item 15 of this Form 20-F for additional information on our attempts to rectify our weaknesses. The reduction of the risk will require additional expenses and use of management's time.

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

The beneficial ownership of our Chief Executive Officer and related parties is approximately 58%. As a result; they are able to substantially influence all matters requiring the approval of our shareholders, including the election of directors and the approval of significant corporate transactions such as acquisitions. This concentration of ownership could delay, defer or prevent a change in control or otherwise impede a merger or other business combination that our Board of Directors or other shareholders may view favorably.

RISKS RELATED TO THE INDUSTRIES IN WHICH WE OPERATE

INTENSE COMPETITION IN THE MOBILE SERVICES AND DATABASE MARKETS COULD PREVENT US FROM INCREASING OR RETAINING SUBSCRIPTIONS FOR OUR SERVICES OR CAUSE US TO LOSE MARKET SHARE.

Our future business model for database applications depends on our ability to sell our products and service offerings in an extremely competitive and rapidly changing market. Our competitors may have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, more developed infrastructures, greater name recognition or more established relationships in the industry than we have. Our competitors may be able to adopt more aggressive pricing policies, develop and expand their service offerings more rapidly, adapt to new or emerging technologies and changes in customer requirements more quickly, take advantage of acquisitions and other opportunities more readily, achieve greater economies of scale, and devote greater resources to the marketing and sale of their services than we can. Because of these competitive factors and due to our relatively small size and financial resources, we may be unable to compete successfully.

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

In fiscal 2014, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging business. At March 31, 2013 ZIM discontinued the sale of mobile content.

The following tables show the breakdown of total revenues by category of activity and geographic market:

Revenue by category	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	$	$	$

Software, software maintenance and consulting	1,028,974	1,233,355	1,679,356
Mobile	242,453	77,126	119,321
Total revenue	1,271,427	1,310,481	1,798,677

Revenue by geographic market	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	$	$	$

United States	81,407	76,919	143,761
United Kingdom	-	20,946	44,436
Europe	16,373	-	67,077
Brazil	851,774	1,015,248	1,074,938
Canada	77,414	63,705	373,631
Singapore	219,228	47,762	60,187
Other	25,232	85,901	34,647
Total revenue	1,271,427	1,310,481	1,798,677

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

In fiscal 2012, 2013 and 2014, we continued to support our existing customer base and users of the ZIM IDE software. In addition, we continued to allocate research and development resources to improve the performance and features of the ZIM IDE software.

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

While ZIM continues to provide SMS aggregation services, mobile content continues to be a very competitive business and ZIM’s sales have steadily declined year over year.

DISCONTINUED OPERATIONS

Revenue from the sale of mobile content for the fiscal year ended March 31, 2014 was $349 as compared to $22,773 for fiscal year ended March 31, 2013 and $59,863 for fiscal year ended March 31, 2012. The decline in fiscal year 2013 was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products. Due to the continuing decline and operational cost of this business on March 31, 2013 ZIM discontinued operations in this area.

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

All these markets are highly competitive and rapidly changing due to the respective natures of these growing markets. We have many competitors in the mobile markets, including WIN PLC, MBlox and Sybase.

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

CUSTOMERS

During fiscal 2014, we had more than 2 revenue generating customers in at least 2 countries in our mobile segment related to the SMS market. In addition, we had in excess of 100 customers who utilized ZIM IDE to run their enterprise applications. No customer accounted for over 10% of revenue for the years ended March 31, 2012, March 31, 2013 and one customer accounted for over 16% of revenue for the year ended March 31, 2014.

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

RESEARCH AND DEVELOPMENT

Our research and development activities focus primarily in the areas of database migration technology and IDE software. Research and development expenditures, net of refundable tax credits, were $298,358 for fiscal 2014, $205,330 for fiscal 2013 and $244,488 for fiscal 2012.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EXECUTIVE SUMMARY

Revenue for the fiscal year 2014 was $1,271,427, compared with revenue of $1,310,481 for fiscal year 2013. The decrease is attributable to the continued decreased consulting revenue, due to delays in the completion of some consulting projects, and decreased software license revenue for our enterprise software segment and is offset by the unexpected increase in revenue from our mobile segment.

Revenue for the fiscal year 2013 was $1,310,481, compared with revenue of $1,798,677 for fiscal year 2012. The decrease is attributable to decreased consulting revenue, due to delays in the completion of some consulting projects, decreased software license revenue for our enterprise software segment and by the expected decline in revenue from our mobile segment, caused by the continued saturation of that market.

Net loss for the fiscal year 2014 was $356,706 as compared to net loss of $192,115 for the fiscal year 2013 and net income of $474,457 for the fiscal year 2012. The increase in losses for fiscal 2014 is due to the increased write down of impaired assets that took place in fiscal 2014 in the amount of $180,271, lower revenues and increase operating expenses. The decrease in net income in fiscal 2013 when compared to 2012 principally reflects a decrease in revenues coupled with write down of impaired assets in the amount of $98,464.

ZIM had cash and cash equivalents of $1,386,737 at March 31, 2014 as compared to cash and cash equivalents of $1,591,507 at March 31, 2013. The Company consumed $29,477 of cash flow from operations during the fiscal year ended March 31, 2014.

A.	Operating results

The following is an overview of our operating results for the year ended March 31, 2014. A more detailed discussion of our operating results, comparing our operating results for the years ended March 31, 2014, 2013, and 2012, is included under the heading “Results of Operations for the Year Ended March 31, 2014 Compared to the Year Ended March 31, 2013 and 2012” of this “OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

Revenues for the year ended March 31, 2014 decreased approximately $39,100 to $1,271,427 million from approximately $1,310,481 for the year ended March 31, 2013. Revenue from our mobile segment increased from $77,126, to $242,453 in fiscal 2014. The increase was due to increased SMS aggregation sales. This increase is offset by the decrease of approximately $70,000 in our software segment and by the decrease of approximately $134,000 in revenue from our maintenance and consulting segment. Revenues for the year ended March 31, 2013 decreased approximately $0.49 million to approximately $1.31 million from approximately $1.80 million for the year ended March 31, 2012. Revenue from our mobile segment decreased from $0.12 million, to $0.08 million in fiscal 2013. The decrease was due to reduced SMS aggregation sales. This decrease is compounded by the decrease of approximately $0.30 million in our software segment and by the decrease of approximately $0.15 million in our maintenance and consulting segment.

Total operating expenses for the year ended March 31, 2014 were $1,521,231, an increase of approximately $90,000 compared to fiscal 2013 and a increase of approximately $12,000 from operating expenses of $1,400,259 for the year ended March 31, 2012. The increase in 2014 is related to increased research and development costs.

CURRENT STRATEGIC DIRECTION

Due to the decrease in revenues from SMS aggregation services in previous years, we started exploring new opportunities both within the mobile industry and enterprise application industry.

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

JUDGMENTS REGARDING TAX POSITIONS

The Company recognizes in its financial statements the impact of a tax position if that position is more likely than not of not being sustained on an audit, based on the technical merits of the position. Accordingly, management may be required to make additional judgments regarding the accounting treatment of tax positions.

VALUATION ALLOWANCES

We must make certain estimates and judgments in determining the income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Judgments regarding realization of deferred tax assets and the ultimate outcome of tax-related contingencies represent key items involved in the determination of tax expense and related balance sheet accounts. We have currently recorded a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Should we determine that based on factors such as future profitability that a reduction in the valuation allowance is appropriate, an adjustment to our deferred tax assets would increase income in the period that such determination was made.

REVENUE RECOGNITION

Revenues shown in the financial statements included with this report have been derived mainly from mobile content sales, SMS messaging services, SMS fee-based services, and proprietary software products and licenses. The Company presents revenues net of sales tax and other sales related taxes.

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

STOCK-BASED COMPENSATION

ZIM measures compensation cost for all stock-based awards at fair value on the date of the grant and recognizes compensation expense over the service period for awards expected to vest. The fair value of stock options is determined using the Black Scholes valuation model and requires judgment in establishing the volatility and option forfeiture rates. These internal judgments may be incorrect in any period, which may result in our recording materially incorrect compensation expense.

RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2014 COMPARED TO THE YEAR ENDED MARCH 31, 2013 AND THE YEAR ENDED MARCH 31, 2012

REVENUES	Year ended March 31, 2014	As a %	Year ended March 31, 2013	As a %	Year ended March 31, 2012	As a %
	$		$		$
Bulk SMS	242,453	19%	77,126	6%	119,321	7%
	242,453	19%	77,126	6%	119,321	7%

Software	104,733	8%	175,140	13%	473,448	26%
Maintenance and consulting	924,241	73%	1,058,215	81%	1,205,908	67%
	1,028,974	81%	1,233,355	94%	1,679,356	93%

	1,271,427	100%	1,310,481	100%	1,798,677	100%

Total revenues for the year ended March 31, 2014 were $1,271,427 as compared to $1,310,481 for the year ended March 31, 2013 and $1,798,677 for the year ended March 31, 2012. The decrease is mainly due to delays in project completions that have caused decreased sales of enterprise software, maintenance and consulting services related to our suite of migration technologies.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

BULK SMS

Our bulk SMS messaging revenue went from $119,321 in fiscal 2012 to $77,126 in fiscal 2013 and rebounded to $242,453 in fiscal 2014. We experienced an increase in customers using our routes in fiscal 2014, as compared to the declines we experienced in fiscal 2013 and fiscal 2012, resulting in the increased revenue in fiscal 2014. In general, bulk messaging customers choose the aggregator that is offering the lowest cost route. We expect that the increased revenues of fiscal 2014 will not be indicative of future performance.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Software sales declined from $473,448 in fiscal 2012 to $175,140 in fiscal 2013 and then further decreased to $104,733 in fiscal 2014. The decreases are mainly due to project delays that are preventing the recognition of revenue with the amount of work to be performed (backlog) of $300,000.

In addition to the sale of the software, we are generating revenue from software maintenance and consulting. Maintenance and consulting revenues have decreased from $1,205,908 in fiscal 2012 to $1,058,215 in fiscal 2013 and decreased to $924,241 in fiscal 2014. Most of the maintenance revenue was generated in Brazil as this region represents the largest concentration of users of ZIM’s IDE product. The fluctuation in revenue is due mainly to the fluctuation of the value of the Brazilian real compared to the United States dollar.

REVENUE FROM DISCONTINUED OPERATIONS - MOBILE CONTENT

Revenue from the sale of mobile content for the fiscal year ended March 31, 2014 was $349 as compared to $22,773 for fiscal year ended March 31, 2013 and $59,863 for fiscal year ended March 31, 2012. The decline was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products. Due to the continuing decline and operational cost of this business on March 31, 2013 ZIM discontinued operations in this area.

At April 1, 2014, internal resources related to the operation of this business were reassigned to tasks related to ZIM’s enterprise software business. All remaining current assets and current liabilities at March 31, 2013 have been discharged in the first quarter of fiscal 2014 as the mobile content business is discontinued. The wind up of the business will have no material impact on the financial performance of the Company including no significant impact on cash flow. The wind up of the assets and liabilities in fiscal 2014 resulted in a gain from discontinued operations of $5,364.

EXPENSES

Operating expenses

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	$	$	$

Cost of revenue	163,570	94,472	124,649
Selling, general and administrative	1,049,806	1,117,503	1,020,237
Research and development	298,358	205,330	244,488
Amortization of intangible assets	9,497	9,988	10,885
	1,521,231	1,427,293	1,400,259

Total operating expenses increased in fiscal 2014 compared to 2013 from $1,427,293 to $1,521,231. Operating expenses increased slightly from $1,400,259 for the year ended March 31, 2012 to $1,427,293 for the year ended March 31, 2013. The increase for fiscal 2014 is mainly attributable to increased research and development costs. The increase in 2013 is mainly due to increased stock based compensation and withholding taxes.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the years ended March 31, 2014, March 31, 2013 and March 31, 2012 were $1,049,806, $1,117,503 and $1,020,237 respectively. Costs have remained stable over the three year period with fluctuations attributable to changes in stock based compensation and withholding taxes on the transfer of funds from Brazil to Canada.

INTEREST

For the years ended March 31, 2014, 2013 and 2013, we did not incur any interest expense on the available operating line of credit with the Royal Bank of Canada as there were no draws on this facilities in fiscal 2014, 2013 or 2012.

ASSET IMPAIRMENT

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

Due to material changes in the business outlook for CP4H, ZIM has determined that this investment is fully impaired and, on March 31, 2014, has taken an impairment charge equal to the full value of the investment net of the foreign exchange impact.

INCOME TAXES

Included in income taxes are taxes paid on income earned in Brazil. Investment tax credits on research and development expenditures in Canada are netted against research and development costs. The increase in income taxes recoverable is due to increased research and development tax credits related to database migration technologies.

The Scientific Research and Experimental Development Credits received from the Canadian federal government were assessed as filed in fiscal 2013, 2012 and 2011.

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

In July 2013, the Financial Accounting Standards Board (FASB) issued ASU 2013-11, Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similiar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 updates accounting guidance related to the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance resolves the diversity in practice in the presentation of unrecognized tax benefits in those instances. This guidance is effective prospectively for annual periods beginning after December 15, 2013 and interim periods within those annual periods. The Company plans to adopt ASU 2013-11 beginning April 1, 2014. The Company does not anticipate that these changes will have a significant impact on its consolidated financial statements.

In March 2013, the FASB issued ASU 2013-05, Foreign Currency Matters (Topic 830) Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (“ASU 2013-05”). ASU 2013-05 updates accounting guidance related to the application of consolidation guidance and foreign currency matters. This guidance resolves the diversity in practice about what guidance applies to the release of the cumulative translation adjustment into net income. This guidance is effective prospectively for annual periods beginning after December 15, 2013 and interim periods within those annual periods. The Company plans to adopt ASU 2013-05 beginning April 1, 2014. The Company does not anticipate that these changes will have a significant impact on its consolidated financial statements

In February 2013, the Financial Accounting Standards Board (FASB) issued revised accounting guidance on the reporting of reclassifications out of accumulated other comprehensive income. The amendment requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount is required to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012, which for the Company is the fiscal year beginning April 1, 2013. This guidance did not have a material impact on the Company.

B.	Liquidity and Capital Resources

As at March 31, 2014, we had cash and cash equivalents of $1,386,737 and working capital of $1,647,422 as compared to cash of $1,591,507 and working capital of $1,895,111 at March 31, 2013. As at March 31, 2012, we had cash and cash equivalents of $1,762,171 and working capital of $2,030,519.

Cash flows for the fiscal periods were as follows:

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	$	$	$
Cash flows provided by (used in) operating activities	(29,477)	24,190	353,035
Cash flows used in investing activities	(18,917)	(4,580)	(197,344)
Cash flows provided by financing activities	-	-	-

Operating activities consumed $29,477 of cash for the year ended March 31, 2014 as compared to generating cash of $24,190 for the year ended March 31, 2013 and generating $353,035 during the year ended March 31, 2012. The $328,845 decrease in cash generated from operations in fiscal 2013 arose due to the $652,068 change in income, from an income of $451,049 to a loss of $201,019, and is offset by the non-cash impairment of $98,464, the change in non-cash stock based compensation of $112,873 and other working capital and non-cash changes of $111,886.

We used cash in the amount of $18,917 in fiscal 2014, $4,580 in fiscal 2013, and used $197,344 in fiscal 2012 of cash in investing activities. In fiscal 2014, the cash was used for the purchase of furniture and fixtures and in fiscal 2013, the cash used was for the purchase of computer hardware and software. In fiscal 2012, the cash used mainly related to our investment in Connecting People For Health Cooperative Limited, as described in Note 5 of the consolidated financial statements included in this from 20-F, and computer hardware.

At March 31, 2014, the Company had access to a working capital line from its principal banker for approximately $45,237 (refer to Note 9 “Line of Credit” to consolidated financial statements), in addition to a cash and cash equivalent balance of $1,386,737.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Credit terms for software, maintenance and consulting services have remained consistent from prior periods at 30 days.

As at March 31, 2014, 90% of all receivables were current. As at March 31, 2013, approximately 77% of all related receivables were current. As at March 31, 2012, approximately 70% of all related receivables were current.

Cash and cash equivalents of $1,386,737 are comprised of $44,446 in cash and $1,342,291 in cash equivalents. The cash equivalents of $1,342,291 at March 31, 2014 ($943,114 at March 31, 2013, $1,517,976 at March 31, 2012) are comprised of:

Held in Canada:

TD Waterhouse at 1.25% - $184,291 ($203,697 CDN) – No Maturity

TD Waterhouse at 1.25% - $184,525 ($203,955 CDN) – No Maturity

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $973,475 (R$2,193,994) - No Maturity. Of these deposits $79,866(R$180,000) are secured by Government Deposit Insurance.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. Accordingly, there can be no assurance that ZIM will be able to meet its working capital needs for any future period. In addition, the Company has an accumulated deficit of $20,484,571 for the fiscal year ended March 31, 2014.

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

Research and development expenses went from $244,488 for the year ended March 31, 2012 to $205,330 for the year ended March 31, 2013 and to $298,358 for the year ended March 31, 2014. The increase in cost for fiscal 2014 relates to increased staffing of this function. The decrease in fiscal 2013 relates to decreased use of one contract employee and the effects of a weaker US dollar as compared to the Canadian dollar. Research and development expenses are net of refundable investment tax credits on research and development expenses in Canada.

D.	Trend information

The Company has not identified and is not aware of any trends that will have a significant impact on its consolidated financial position, statement of operations or cash flows.

E.	Off-Balance Sheet Arrangements

The Company had no off balance sheet arrangements as of March 31, 2014.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations	Payment Due by Period
	Total	Less than 1 year	1 -3 years	3-5 years	Greater than 5 years
	$	$	$	$	$
Operating Lease Obligations	79,300	50,084	29,216	-	-
Total	79,300	50,084	29,216	-	-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following sets forth information concerning our executive officers and directors, including their ages, present principal occupations, other business experience during the last five years, memberships on committees of the Board of Directors and directorships in other companies:

NAME	AGE	POSITION WITH ZIM
Dr. Michael Cowpland	71	President, Chief Executive Officer, and Director
John Chapman	50	Chief Financial Officer / Consultant
Steven Houck	44	Director
James Stechyson	49	Director
Donald Gibbs	68	Director

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

James Stechyson has served as a Director and Chairman of ZIM since June 1, 2003. He also served as a Director of ZIM Technologies beginning in January 1998 and was appointed into the position of Chairman in May 2001.  Mr. Stechyson is also currently Managing Director of HostedBizz Inc., a company delivering cloud based Hosted IT services.  From September 2002 until 2003, Mr. Stechyson served as the President of ClearOne Communications Canada a subsidiary of ClearOne Communications a global provider of audio conferencing solutions used by thousands of organizations worldwide.  From 1990 to September 2002, he was the President of OM Video, a company specializing in the design, sales and systems integration of professional audio/visual technologies.

Donald R. Gibbs has been a Director of ZIM since July 2003. He also serves as the Chairman of ZIM's Audit Committee. Mr. Gibbs is presently Chief Financial Officer of Tweed Marijuana Inc.. Prior to Tweed Mr. Gibbs was Chief Executive Officer of AirIQ between June 2008 and April 2014. From April 2007, to June 2008, Mr. Gibbs was the Chief Executive Officer of Tarquin Inc. Since July of 2004, Mr. Gibbs has been the Chairman and Chief Executive Officer of Process Photonics Inc. From June 2001 to April 2004, Mr. Gibbs was the President and Chief Executive Officer of Original Solutions Inc. He is also the principal of his own consulting company, Donald R Gibbs and Associates which provides financial and management assistance to start-up corporations. Since 1970, Mr. Gibbs has held senior financial and executive positions in Mitel Corporation, Cognos Inc., Gandalf Systems Corporation, Positron Fiber Systems Inc., Gorilla Capital Inc., VIPswitch Inc. and Original Solutions Inc. Mr. Gibbs received his Bachelor of Commerce degree from the University of Ottawa and holds a professional designation as a Certified Management Accountant.

EMPLOYEES

As at March 31, 2014, we had 15 full-time employees, with 4 employees in selling, general and administration and 11 employees in technical areas including technical support and research and development. We consider our relations with our employees to be excellent, and none of our employees are covered by a collective bargaining agreement. ZIM also contracts services from 4 consultants on a part-time basis and 1 consultant on a full time basis.

Of these employees, 13 are based in Ottawa, Canada and 2 are based in Sao Paulo, Brazil.

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

The Audit Committee's functions include evaluating, and recommending to the Board the engagement of the independent registered public accounting firm, reviewing the results of their audit findings, and monitoring on a periodic basis our internal controls over financial reporting. The Audit Committee has a formally approved written charter. The Audit Committee consists of Donald Gibbs (Chairman) and Steven Houck. Mr. Gibbs is the Audit Committee’s “audit committee financial expert,” as defined in Item 16A of Form 20-F, and he is “independent” under the NASDAQ Listing Rules. Mr. Houck replaced James Stechyson as a member of the audit committee effective June 24, 2009. The Audit Committee held four meetings during the fiscal year ended March 31, 2014.

The Compensation Committee’s functions include evaluating compensation for directors, officers, employees of and consultants to the Company, and making recommendations to the Board regarding such compensation matters. The Compensation Committee has a formally approved written charter. The Compensation Committee currently consists of James Stechyson and Steven Houck. The Compensation Committee did not hold a meeting during the fiscal year ended March 31, 2014.

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

Overview of Compensation and Process

Elements of compensation for our executives include: salary and stock option grants and health, disability and life insurance. Our Compensation Committee consists of Messrs. Stechyson and Houck. It generally meets as required to review any changes to the compensation plans for the next year. In fiscal 2014, there were no changes to the plan, no bonuses and no changes to the salary levels for executives, and as a result, there were no Compensation Committee meetings.

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

Summary Compensation Table

The table below provides detailed information on the compensation of the Chief Executive Officer and the Chief Financial Officer of ZIM for services rendered for the fiscal year ended March 31, 2014, 2013 and 2012. No executive officer or employee received compensation in excess of $100,000 for the fiscal year ended March 31, 2014.

Name and principal position	Year	Salary/ Consulting Payments ($)	Option Awards ($)(1)	Shares ($)	Total ($)
Michael Cowpland, President and Chief Executive Officer	2012 2013 2014	- - -	2,001 19,953 8,501	- 50,000 -	2,001 69,953 8,501
John Chapman, (Chapman CFO Resources Inc.) Chief Financial Officer	2012 2013 2014	38,799 32,798 29,354	10,244 - 11,905	- - -	49,043 32,798 41,258

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2012, March 31, 2013, and March 31, 2014 respectively, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s Financial Statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

Outstanding Equity Awards At Fiscal Year-End

				Option Expiration Date
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)
Michael Cowpland, President and Chief Executive Officer
	100,000	Nil	0.0100	20-Nov-14
	100,000	Nil	0.0090	22-Feb-15
	1,695,843	Nil	0.0090	21-Aug-15
	726,702	Nil	0.0030	21-Feb-16
	6,667	Nil	0.0030	21-Feb-16
	5,710,000	Nil	0.0030	21-Feb-16
	406,650	Nil	0.0030	21-Feb-16
	242,500	Nil	0.0110	13-Aug-16
	393,350	Nil	0.0145	21-Nov-16
	10,000	Nil	0.0145	17-Feb-17

John Chapman (CHAPMAN CFO Resources Inc.) Chief Financial Officer
	351,563	Nil	0.0100	16-Aug-14
	421,875	Nil	0.0100	16-Aug-14
	332,813	Nil	0.0100	16-Aug-14
	441,406	Nil	0.0100	16-Aug-14
	460,938	Nil	0.0100	16-Aug-14
	399,376	Nil	0.0145	21-Nov-16
	421,875	Nil	0.0145	17-Feb-17

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

The following table shows compensation of our non-employee directors for the fiscal year ended March 31, 2014.

Name	Option Awards ($)(1)	Common Shares ($)	Total ($)
Steven Houck	1,422	-	1,422
James Stechyson	44,921	-	44,921
Donald Gibbs	1,422	-	1,422

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2014, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s Financial Statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

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

Securities authorized for issuance under equity compensation plans at March 31, 2014 are as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans, excluding the securities reflected in the first column
Equity compensation plans approved by security holders	15,574,558(1)	0.0100	11,625,442
Equity compensation plans not approved by security holders	6,010,000(2)	0.003	NIL
Total	21,584,558	0.0081	11,625,442

(1)	Represents ZIM common shares issuable upon the exercise of options outstanding under ZIM's Employee Stock Option Plan.
(2)	Represents ZIM common shares issuable upon the exercise of options outstanding and issued outside of ZIM's Employee Stock Option Plan to officers, directors and advisory Board members. During the period from October 13, 2000 to June 25, 2001, ZIM issued an aggregate of 8,285,000 options outside of the Employee Stock Option Plan. Of these options, 145,000 were exercised in the ten months ended March 31, 2004 and 2,030,000 options were cancelled in the fiscal periods ended March 31, 2005 and 2004. The remaining options expired on February 5, 2007 and 6,010,000 were reissued with an expiry date of February 19, 2010. They were reissued again in 2010 and expired February 18, 2013. They were reissued again in 2013 and have a new expiry date of February 21, 2016.

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

			Common shares
Name	Address	Title	Number	Percentage

Michael Cowpland(1)	234 Perley Court, Ottawa, Ontario	President and CEO	84,061,703	58.0%

James Stechyson(2)	5597 Goddard Street Manotick, Ontario	Director	28,340,000	19.8%

Advanced Telecom Services(3)	996 Bold Eagle School Road, Suite 1105, Wayne, PA	N/A	10,000,000	7.4%

John Chapman (CHAPMAN CFO Resources Inc.)(4)	30 Holitzner Way Ottawa, Ontario	Chief Financial Officer	2,829,846	2.0%

Steven Houck (5)	401 Hillview Avenue, Palo Alto, CA 94304	Director	1,010,000	0.7%

Donald Gibbs (6)	5 Reaney Court, Kanata, Ontario, Canada,K2K 1W7	Director	910,000	0.7%

All directors and executive officers as a group (5 persons) beneficially hold 117,151,549 common shares, which totals 74.6% of ownership.

Applicable percentage of ownership is based upon 135,460,867 common shares outstanding as of June 30, 2014, together with applicable options for such shareholder or group. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 30, 2014 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(1)	The beneficial ownership of Michael Cowpland consists of 61,357,468 common shares owned directly by Dr. Cowpland and 9,391,712 common shares under options, which are currently exercisable or are exercisable within 60 days of June 30, 2014. In addition, Dr. Cowpland’s ownership includes 4,518,728 common shares owned by Dr. Cowpland's spouse and 8,793,795 common shares owned by a company controlled by Dr. Cowpland's spouse. Dr. Cowpland disclaims beneficial ownership of the shares held by his spouse and the company controlled by his spouse.

(2)	The beneficial ownership of James Stechyson consists of 20,450,000 common shares. 450,000 shares are owned directly by Mr. Stechyson and 20,000,000 are owned by a company controlled by Mr. Stechyson. 7,890,000 common shares, which he has a right to acquire under stock options are currently exercisable or are exercisable within 60 days of June 30, 2014.

(3)	The beneficial ownership of Advanced Telecom Services Inc. consists of 10,000,000 common shares owned directly.

(4)	The beneficial ownership of John Chapman consists of 2,829,846 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 30, 2014. The options assigned to Mr. Chapman are held by CHAPMAN CFO Resources Inc. in which Mr. Chapman is the controlling shareholder.

(5)	The beneficial ownership of Steven Houck consists of 1,010,000 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 30, 2014.

(6)	The beneficial ownership of Donald Gibbs consists of 910,000 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 30, 2014.

The Board of Directors has determined that all directors who served on the Board during fiscal 2014, other than Dr. Michael Cowpland and Mr. James Stechyson, are or were “independent” under NASDAQ Listing Rules. The Board has further determined that the members of the Audit Committee also meet the additional independence requirements of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission.

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

LOCATION OF STOCK HOLDINGS

At June 30, 2013, 86,405,035 (64%) of ZIM’s common shares are held outside of the United States. The number of shareholders of record is 994.

CONTROL

The Company is not owned or controlled directly or indirectly by another corporation, foreign government or by any other natural of legal person(s) severally or jointly.

ITEM 7B. RELATED PARTY TRANSACTIONS

A director of the Company is a director and principal owner of a company that provides hosting services to ZIM. During the fiscal year ending March 31, 2014 the Company paid $23,993 for these hosting services.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Refer to Item 18 for Consolidated Financial Statements

B.	Significant Changes

There have been no significant changes to our business since the fiscal year ended March 31, 2014.

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

PERIOD	HIGH	LOW
Fiscal 2010	$ 0.0100	$ 0.0020
Fiscal 2011	$ 0.0200	$ 0.0040
Fiscal 2012	$ 0.0200	$ 0.0001
Fiscal 2013	$ 0.0110	$ 0.0020
Fiscal 2014	$0.0300	$0.0007

Fiscal 2013 First Quarter	$ 0.0110	$ 0.0090
Fiscal 2013 Second Quarter	$ 0.0100	$ 0.0090
Fiscal 2013 Third Quarter	$ 0.0090	$ 0.0020
Fiscal 2013 Fourth Quarter	$ 0.0050	$ 0.0020
Fiscal 2014 First Quarter	$ 0.0050	$ 0.0010
Fiscal 2014 Second Quarter	$ 0.0300	$ 0.0020
Fiscal 2014 Third Quarter	$ 0.0299	$ 0.0007
Fiscal 2014 Fourth Quarter	$ 0.0200	$ 0.0085
Fiscal 2015 First Quarter	$ 0.0075	$ 0.0253

Fiscal 2014 January 2014	$ 0.0087	$ 0.0200
Fiscal 2014 February 2014	$ 0.0110	$ 0.0171
Fiscal 2014 March 2014	$ 0.0094	$ 0.0199
Fiscal 2015 April 2014	$ 0.0075	$ 0.0240
Fiscal 2015 May 2014	$ 0.0110	$ 0.0253
Fiscal 2015 June 2014	$ 0.0120	$ 0.0149

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

6.     General Rights and Attributes

Except as specifically referred to above, each Special Share and each Common Share shall have the same rights and attributes and not have any priority over the other

Powers and Duties of Directors

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

In accordance with our By-laws, Directors are elected by an “ordinary resolution” which means (a) a resolution passed by our shareholders in a General Meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to our shareholders who would have been entitled to vote on it in person or by proxy at our general meeting and that has been consented to in writing by all of our shareholders entitled to vote on it.

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

The Company believes that it was classified as a PFIC during the tax year ended March 31, 2014, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status.

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

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings. A hypothetical 10% change in the value of one Brazilian real expressed in U.S. dollars during the year ended March 31, 2014 would have caused an approximate $85,000 change in the Company’s revenue for the fiscal year 2014. The Company is exposed to exchange risk due to the timing of the movement of funds between subsidiaries and the parent company related to the transfer pricing agreement and the pricing of contracts in non-functional currencies. Financial instruments denominated in foreign currencies that lead to foreign exchange risk when funds are moved include:

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2014	March 31, 2013

Canadian dollars	416,037	571,384
US dollars	10,364	18,404
Brazilian reals	2,253,710	2,017,114
British pounds	-	1,385
Euros	-	5,524

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2014	March 31, 2013

Canadian dollars	29,614	32,012
US dollars	19,582	52,992
Brazilian reals	174,206	207,857

Accounts payable include the following amounts payable in their source currency:

	March 31, 2014	March 31, 2013

Canadian dollars	29,255	7,258
US dollars	1,084	2,382
Brazilian reals	6,988	706

Accrued liabilities include the following accruals in their source currency:

	March 31, 2014	March 31, 2013

Canadian dollars	49,356	47,807
US dollars	-	5,171
Brazilian reals	24,038	28,931

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

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2014	March 31, 2013

Canada	22%	17%
North America, excluding Canada	16%	28%
South America	62%	55%
	100%	100%

FAIR VALUE

The carrying values of accounts receivable, investment tax credits receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We are a small company with 15 full-time employees as of March 31, 2014, and we depend to a great extent on principal members of our management staff.  If we lose the services of any key personnel, in particular Dr. Michael Cowpland, our President and Chief Executive Officer, and Mr. James Stechyson, our Chairman, the loss could significantly impede the achievement of our research and development objectives and delay our product development programs and commercialization of our product candidates.  We do not currently have any key man life insurance policies.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2014.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below related to our financial reporting processes and information technology security protocols.

Management’s Annual Report on Internal Control over Financial Reporting

ZIM’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the 1992 Internal Control-Integrated Framework, as previously stated in this annual report, our management concluded that our internal control over financial reporting was not effective as of March 31, 2014, due to the existence of certain significant deficiencies which constituted a material weakness, as described in greater detail below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our financial statements will not be prevented or detected on a timely basis.

Our principal deficiency was inadequate staffing and supervision that could lead to the untimely identification and resolution of accounting and disclosure matters. Other significant deficiencies that contributed to the material weakness were:

•	Inadequate segregation of duties and cross training; and
•	Continued reliance on manual systems to account for revenue and expenses.

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

Mr. Gibbs is currently the Chief Financial Officer of Tweed Marijuana Inc.. Prior to Tweed Mr. Gibbs was Chief Executive Officer of AirIQ between June 2008 and April 2014. From April 2007, to June 2008, Mr. Gibbs was the Chief Executive Officer of Tarquin Inc. Since July of 2004, Mr. Gibbs has been the Chairman and Chief Executive Officer of Process Photonics Inc. From June 2001 to April 2004, Mr. Gibbs was the President and Chief Executive Officer of Original Solutions Inc. He is also the principal of his own consulting company, Donald R Gibbs and Associates which provides financial and management assistance to start-up corporations. Since 1970, Mr. Gibbs has held senior financial and executive positions in Mitel Corporation, Cognos Inc., Gandalf Systems Corporation, Positron Fiber Systems Inc., Gorilla Capital Inc., VIPswitch Inc. and Original Solutions Inc. Mr. Gibbs received his Bachelor of Commerce degree from the University of Ottawa and holds a professional designation as a Certified Management Accountant.

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

During the most recent two fiscal year ends, we were billed for audit, audit-related, tax and other services provided by Independent Registered Public Accounting Firm, Raymond Chabot Grant Thornton LLP, as follows:

	Year ended March 31, 2014	Year ended March 31, 2013
Audit fees	54,284	78,491
Tax fees	9,047	6,011
Total	63,331	84,502

 Audit Fees. Audit fees were for professional services rendered for the audits of ZIM’s consolidated financial statements and services that generally only the independent auditor can reasonably provide, such as comfort letters, consents and assistance and review of documents filed with the Securities and Exchange Commission.

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

All audit and tax fees are estimated by the Independent Registered Public Accounting Firm and approved by the audit committee before they are performed. There were no significant differences between the approved estimates and final fees for fiscal years 2012, 2013 and 2014.

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

We have elected to provide financial statements prepared under United States generally accepted accounting principles, which appear in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of ZIM Corporation

We have audited the accompanying consolidated balance sheet of ZIM Corporation and subsidiaries (the “Company”) as of March 31, 2014, and March 31, 2013, and the related consolidated statement of comprehensive income, shareholders’ equity, and cash flows for the two years in the period ended March 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ZIM Corporation and subsidiaries as of March 31, 2014, and 2013, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Raymond Chabot Grant Thornton LLP

Raymond Chabot Grant Thornton LLP

Chartered Accountants,

Licensed Public Accountants

Ottawa, Canada

July 28, 2014

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

/s/ Ernst and Young LLP

Ernst and Young LLP

Ottawa, Canada

July 19,2012

ZIM Corporation and Subsidiaries Consolidated Balance Sheets
(Expressed in US dollars)

	March 31, 2014	March 31, 2013
ASSETS
Current assets	$	$
Cash and cash equivalents	1,386,737	1,591,507
Accounts receivable, net of allowance for doubtful accounts of $29,465 and $NIL as of March 31, 2014 and 2012	123,669	154,471
Investment tax credits receivable	292,712	293,806
Other tax credits	139,623	126,517
Prepaid expenses	16,120	22,345
	1,958,861	2,188,646

Long term deposits	9,722	9,722
Investments	905	198,037
Intangible assets	13,814	24,615
Property and equipment, net	34,570	26,607
	2,017,872	2,447,627
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	30,653	9,879
Accrued liabilities	55,320	66,591
Deferred revenue	225,465	217,065
	311,438	293,535

Shareholders' equity:
Preferred shares, no par value, non-cumulative
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; NIL issued and outstanding shares at March 31, 2014 and 2013.	—	—
Common shares, no par value,
Unlimited authorized shares; 135,460,867 shares issued and outstanding as at March 31, 2014 and 135,460,867 shares as at March 31, 2013.	19,362,796	19,362,796
Additional paid-in capital	2,943,966	2,865,740
Accumulated deficit	(20,664,842)	(20,313,500)
Accumulated other comprehensive income	64,514	239,056
	1,706,434	2,154,092
	2,017,872	2,447,627

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

(Expressed in US Dollars)

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	$	$	$
Revenue
Mobile	242,453	77,126	119,321
Software	104,733	175,140	473,448
Software maintenance and consulting	924,241	1,058,215	1,205,908
Total revenue	1,271,427	1,310,481	1,798,677

Operating expenses
Cost of revenue	163,570	94,472	124,649
Selling, general and administrative	1,049,806	1,117,503	1,020,237
Research and development (net of investment tax credits)	298,358	205,330	244,488
Amortization of intangible assets	9,497	9,988	10,885
Total operating expenses	1,521,231	1,427,293	1,400,259
Operating income (loss) from continuing operations	(249,804)	(116,812)	398,418

Other income (expenses):
Impairment of investment	(180,271)	(98,464)	—
Interest income, net	60,619	89,942	124,381
Total other income (expense)	(119,652)	(8,522)	124,381
Income (loss) from continuing operations and before income taxes	(369,456)	(125,334)	522,799
Income tax (recovery) expense (note 15)	(12,750)	66,781	48,342
Income (loss) from continuing operations	(356,706)	(192,115)	474,457
Gain (loss) from discontinued operations (Note 8)	5,364	(8,904)	(23,408)
Net (loss) income	(351,342)	(201,019)	451,049
Other comprehensive income, net of tax
Foreign currency translation adjustment	(174,542)	(194,758)	(165,794)
Comprehensive (loss) income	(525,884)	(395,777)	285,255
Basic and diluted (loss) income per share from continuing operations Basic and diluted loss per share from discontinued operations	(0.003) (0.000)	(0.002) (0.000)	0.004 (0.000)
Weighted average number of shares outstanding	135,460,867	130,323,881	125,460,867

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity

(Expressed in US dollars)

	Number of common shares issued	Common shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ equity
		$	$	$	$	$
Balance as at March 31, 2011	125,460,867	19,262,796	2,798,275	(20,563,530)	599,608	2,097,149
Stock options granted			27,296			27,296
Comprehensive income
Net income				451,049		451,049
Cumulative translation adjustment					(165,794)	(165,794)
Balance as at March 31, 2012	125,460,867	19,262,796	2,825,571	(20,112,481)	433,814	2,409,700
Shares issued in lieu of compensation	10,000,000	100,000				100,000
Stock options granted			40,169			40,169
Comprehensive income
Net loss	(201,019)	(201,019)		(201,019)		(201,019)
Cumulative translation adjustment					(194,758)	(194,758)
Balance as at March 31, 2013	135,460,867	19,362,796	2,865,740	(20,313,500)	239,056	2,154,092

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity (Continued)

(Expressed in US dollars)

	Number of common shares issued	Common shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ equity
		$	$	$	$	$
Balance as at March 31, 2013	135,460,867	19,362,796	2,865,740	(20,313,500)	239,056	2,154,092
Stock options granted			78,226			78,226
Comprehensive income
Net loss				(351,342)		(351,342)
Cumulative translation adjustment					(174,542)	(174,542)
Balance as at March 31, 2014	135,460,867	19,362,796	2,943,966	(20,664,842)	64,514	1,706,433

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(Expressed in US dollars)

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	$	$	$
OPERATING ACTIVITIES
Net (loss) income	(351,342)	(201,019)	451,049
Items not involving cash:
Depreciation of property and equipment	10,953	11,844	14,986
Amortization of intangible asset	9,497	9,988	10,885
Impairment of investment	180,271	98,464	—
Stock-based compensation	78,226	140,169	27,296
Changes in operating working capital:
Decrease (increase) in accounts receivable	30,802	36,825	(72,867)
Decrease (increase) in investment tax credits	1,094	(34,086)	13,376
Decrease (increase) in other tax credits	(13,106)	(85,793)	12,383
Increase in prepaid expenses	6,225	2,853	9,429
Increase (decrease) in accounts payable	20,774	(13,911)	(7,184)
Increase (decrease) in accrued liabilities	(11,271)	13,205	(35,947)
Increase (decrease) in deferred revenue	8,400	45,651	(70,371)
Cash flows (used in) provided by operating activities	(29,477)	24,190	353,035
INVESTING ACTIVITIES
Purchase of property and equipment	(18,917)	(4,580)	(9,977)
Investment in shares of Connecting People for Health Co-operative Ltd.	—	—	(187,367)
Cash flows used in investing activities	(18,917)	(4,580)	(197,344)
Effect of changes in exchange rates on cash and cash equivalents	(156,376)	(190,274)	(164,510)
Decrease in cash and cash equivalents	(204,770)	(170,664)	(8,819)
Cash and cash equivalents, beginning of year	1,591,507	1,762,171	1,770,990
Cash and cash equivalents, end of year	1,386,737	1,591,507	1,762,171

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

Revenue from the sale of mobile content for the fiscal year ended March 31, 2014 was $349 as compared to $22,773 for fiscal year ended March 31, 2013 and $59,863 for fiscal year ended March 31, 2012. The decline was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products. Due to the continuing decline and operational cost of this business on March 31, 2013 ZIM discontinued operations in this area.

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

INVESTMENTS

Investments in other companies are not available for sale and are recorded at the historical cost in the base currency of the investment. At such time as the investment does become available for sale the investment will be adjusted to fair market value with the increase or decrease in value booked to the income statement.

TRANSLATION OF FOREIGN CURRENCIES

The Company's reporting currency is the US dollar and the functional currency is the Canadian dollar for ZIM Corporation, US Dollar for AIS and Brazilian Reals for ZIM do Brazil.

The accounts of the Company's subsidiaries that are recorded in their respective functional currencies, remeasure their foreign currency transactions as follows: gains or losses from foreign currency transactions such as those resulting from the settlement of receivables or payables denominated in foreign currency, are remeasured at the weighted average exchange rates for the period and are included in the statement of operations of the current period. For the years ended March 31, 2014, 2013, and 2012, the Company recognized a foreign exchange gain of $4,433, a foreign exchange loss of $460, and a foreign exchange loss of $4,064, respectively, in the accompanying consolidated statements of operations included in the selling, general and administration line.

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

STOCK OPTIONS AND GRANTS

Compensation cost for all stock-based awards is measured at fair value on the date of grant and recognized as compensation expense over the service period for awards expected to vest. Stock-based awards granted to consultants are measured at fair value on the grant date and compensation expense is recognized on the date at which the consultant's performance is complete which, for the Company, is on the date of grant.

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

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012

Risk-free interest rates	0.64%	0.39%	0.31%
Expected volatility	443%	156%	78%
Dividend yield	-	-	-
Expected life of options (years)	3.0	3.0	3.0

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the underlying assets using the following methods and rates:

Computer equipment	40%	Declining balance
Software	40%	Declining balance
Office furniture and equipment	20% to 40%	Declining balance
Voice communications equipment	20%	Declining balance
Leasehold improvements	5 years	Straight line over the lesser of 5 years or the term of the underlying lease

IMPAIRMENT OF PROPERTY AND EQUIPMENT

Property and equipment is tested for impairment when evidence of a decline in value exists, and adjustments to estimated fair value are made if the asset is impaired. Whenever events and circumstances indicate that the Company may not be able to recover the net book value of its productive assets, that the assets are deemed impaired and are to be written down to their estimated fair value through a charge to earnings. The guidance states that fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information. The Company reviewed its property and equipment assets for impairment to determine if there were events or changes in circumstances that would indicate that the carrying amount of the assets may not be recoverable through future cash flows. It was determined that no impairment was evident for the years ended March 31, 2014 and 2013.

INTANGIBLE ASSETS

Intangible assets, which consist of database migration methodologies and software, are determined to have finite lives and are amortized on the straight-line method over their estimated useful lives, which is 60 months.

Intangible assets are tested for impairment when evidence of a decline in value exists, and adjustments to estimated fair value are made if the asset is impaired. Whenever events and circumstances indicate that the Company may not be able to recover the net book value of its productive assets, the assets are deemed impaired and are to be written down to their estimated fair value through a charge to earnings. Fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information. During the year, the Company reviewed its intangible assets for impairment to determine if there were events or changes in circumstances that would indicate that the carrying amount of the assets may not be recoverable through future cash flows. It was determined that no impairment was evident for the years ended March 31, 2014 and 2013.

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

In July 2013, the Financial Accounting Standards Board (FASB) issued ASU 2013-11, Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similiar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 updates accounting guidance related to the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance resolves the diversity in practice in the presentation of unrecognized tax benefits in those instances. This guidance is effective prospectively for annual periods beginning after December 15, 2013 and interim periods within those annual periods. The Company plans to adopt ASU 2013-11 beginning April 1, 2014. The Company does not anticipate that these changes will have a significant impact on its consolidated financial statements.

In March 2013, the FASB issued ASU 2013-05, Foreign Currency Matters (Topic 830) Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (“ASU 2013-05”). ASU 2013-05 updates accounting guidance related to the application of consolidation guidance and foreign currency matters. This guidance resolves the diversity in practice about what guidance applies to the release of the cumulative translation adjustment into net income. This guidance is effective prospectively for annual periods beginning after December 15, 2013 and interim periods within those annual periods. The Company plans to adopt ASU 2013-05 beginning April 1, 2014. The Company does not anticipate that these changes will have a significant impact on its consolidated financial statements.

In February 2013, the Financial Accounting Standards Board (FASB) issued revised accounting guidance on the reporting of reclassifications out of accumulated other comprehensive income. The amendment requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount is required to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012, which for the Company is the fiscal year beginning April 1, 2013. This guidance did not have a material impact on the Company.

3 - ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company recognizes any interest accrued related to unrecognized tax benefits in interest and penalties in income tax benefit in the Consolidated Statement of Operations.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

4 - ACCOUNTS RECEIVABLE

	March 31, 2014	March 31, 2013
	$	$
Trade accounts receivable	118,079	171,612
Allowance for doubtful accounts	-	(29,465)
Travel advances	-	11,898
Other	5,590	426
	123,669	154,471

5 – INVESTMENTS AND LONG TERM DEPOSITS

Investments and long term deposits	Original Cost	Carrying Value
Seregon	95,147	-
CP4H	187,367	-
LW Capital Pool	10,290	9,722
Hosted Bizz	1,005	905

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

The equity interest in CP4H by ZIM is less than 10% and ZIM has no significant influence, over the corporate decisions of CP4H at this time. Based on these facts the investment has been accounted for using the cost method.

Due to material changes in the business outlook for CP4H, ZIM has determined that this investment is fully impaired and, on March 31, 2014, has taken an impairment charge equal to the full value of the investment net of the foreign exchange impact.

6 – INTANGIBLE ASSETS

On October 27th, 2010, ZIM purchased all of the technology assets of Torch Technologies for the sum of $50,000 Canadian dollars ($51,451 United States dollars). The assets include database migration methodologies and software assets.

The Company has recorded the acquired technology assets as intangible assets on the consolidated balance sheet. This asset is being amortized over 60 months on a straight line basis. Amortization expense for fiscal 2014 was $9,497 and the net book value as at March 31, 2014, was $13,814. Amortization expense for fiscal 2013 was $9,988 and $10,885 for fiscal 2012. Net book value as at March 31, 2013, was $24,615.

7 - PROPERTY AND EQUIPMENT

March 31, 2014	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	988,352	972,102	16,250
Software	85,957	84,718	1,239
Office furniture and equipment	211,862	196,462	15,400
Voice communications equipment	5,696	4,871	825
Leasehold improvements	144,669	143,813	856
	1,436,536	1,401,966	34,570

March 31, 2013	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	1,031,033	1,024,223	6,810
Software	105,937	95,509	10,428
Office furniture and equipment	230,010	222,634	7,376
Voice communications equipment	25,115	23,304	1,811
Leasehold improvements	152,180	151,998	182
	1,544,275	1,517,668	26,607

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

Depreciation expense for the year ended March 31, 2014 was $10,953 ($11,844 and $14,986 for the year ended March 31, 2013 and 2012 respectively). These expenses are included in the cost of revenue account, the selling, general, and administration account and the research and development account.

8 – DISCONTINUED OPERATIONS

Revenue from the sale of mobile content for the fiscal year ended March 31, 2014 was $349 as compared to $22,773 for fiscal year ended March 31, 2013 and $59,863 for fiscal year ended March 31, 2012. The decline was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products. Due to the continuing decline and operational cost of this business on March 31, 2013 ZIM discontinued operations in this area.

	Year Ended March 31, 2014	Year Ended March 31, 2013	Year Ended March 31, 2012
Revenue	349	22,773	59,863
Cost of revenue	5,015	(4,705)	(33,731)
Selling, general and administrative	-	(22,005)	(33,960)
Research and development	-	(4,967)	(15,580)
Income (loss) from discontinued operations	5,364	(8,904)	(23,408)

At April 1st 2014, internal resources related to the operation of this business were reassigned to tasks related to ZIM’s enterprise software business. All remaining current assets and current liabilities at March 31, 2013 have been discharged in the first quarter of fiscal 2014 as the business is dissolved. The dissolution will have no material impact on the financial performance of the Company including no significant impact on cashflow. The wind up of the assets and liabilities in fiscal 2014 resulted in a gain from discontinued operations of $5,364.

9 – LINE OF CREDIT

During fiscal 2014, a working capital line of credit was available at approximately $45,237 (equivalent to $50,000 Canadian, the Company’s functional currency) from the Company’s major financial institution. This credit facility is secured by the Company’s assets. Amounts drawn on this credit facility bear interest at the prime rate, as published by the Royal Bank of Canada, plus 1.75%.

In order to maintain the working capital line of credit the Company must maintain a Tangible Net Worth of greater than $150,000 Canadian dollars (equivalent to $135,710 US dollars) and a ratio of current assets to current liabilities greater than 1.10:1. During fiscal years 2012, 2013 and 2014 the Company has not been in violation of these covenants.

As at March 31, 2012, March 31, 2013 and March 31, 2014 nothing was drawn down on this line of credit. The line of credit does not have defined expiration or renewal dates.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

10 - ACCRUED LIABILITIES

	March 31, 2014	March 31, 2013
	$	$

Employee related accruals	57,491	64,057
Withholding tax accrual	(1,627)	(2,081)
Trade	(544)	4,615
	55,320	66,591

11 – COMMON SHARE ISSUE

The Company did not issue any common shares, except for those issued as compensation as described in notes 12 and 13, during the years ended March 31, 2014 or March 31, 2013 pursuant to the exercise of stock options by employees and the granting of stock for executive officers.

On November 12, 2009, the Board of Directors approved a share repurchase plan. Shares may be repurchased by the company to a maximum of $200 per day and $12,000 per quarter. The repurchase program has no expiration date. As of March 31, 2014 no shares have been repurchased as part of this program.

12 - RELATED PARTY TRANSACTIONS

No remuneration has been recorded in these financial statements for the services of the Chief Executive Officer (CEO) for the fiscal year 2014, 2013 and 2012 except for the 5,000,000 shares of common stock, valued at $50,000 issued on July 7, 2012 and for stock options issued through the year with a fair market value of $8,501, $19,953, and $2,001 for the fiscal years 2014, 2013 and 2012 respectively. The CEO is also a director and the controlling shareholder.

A director of the Company is a director and principal owner of a company that provides hosting services to ZIM. During the fiscal year ending March 31, 2014 the company paid $23,993 for these hosting services.

13 - STOCK BASED COMPENSATION

During the year ended March 31, 2014 and March 31, 2013, the Company issued common shares and options to employees and non-employees, and as a result, common shares and additional paid in capital has been increased by $78,226 and $140,169 respectively.

On July 2, 2012, Dr. Cowpland received 5,000,000 of the Company's common shares as compensation in lieu of salary for services provided to the Company. An amount of $50,000 in stock based compensation expense was recorded during the year ended March 31, 2013, which represents the fair value of the shares on the date of the grant.

On July 2, 2012, Mr. Stechyson received 5,000,000 of the Company's common shares as compensation in lieu of cash for services provided to the Company. An amount of $50,000 in stock based compensation expense was recorded during the year ended March 31, 2013, which represents the fair value of the shares on the date of the grant.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

The increase in additional paid in capital is the value associated with the common shares issued and the vesting of options, which is recorded as compensation expense in the statement of Comprehensive Income as a part of selling, general and administrative expense.

Under ZIM’s Employee Stock Option Plan, the Company may grant options to its officers, directors and employees for up to 27,200,000 common shares. As at March 31, 2014, 15,574,558 (March 31, 2013, 20,124,485) options were outstanding under the Employee Stock Option Plan. In addition, 6,010,000 (March 31, 2011, 6,010,000) options were issued outside of ZIM’s Employee Stock Option Plan and are outstanding. Stock options are granted with an exercise price equal to the common share’s fair market value at the date of grant. Options are granted periodically and both the maximum term of an option and the vesting period are set at the Board's discretion. All options granted in fiscal year 2014 vested on the day of the grant and have a three year term. The expected life of the grants due to forfeitures and exercise of options is estimated based on recent history and is 3.0 years.

The Company recognized the following expense relating to stock options and grants:

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	$	$	$
Options compensation expense for employees	22,731	31,387	3,339
Options compensation expense for consultants	55,495	8,782	23,957
Stock grant compensation expense for executive officers	-	100,000	-
Total expense	78,226	140,169	27,296

All options granted vested on the day of the grant resulting in the Company not having any non-vested awards as of March 31, 2014 or March 31, 2013.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

A summary of the status of the stock options is as follows:

	March 31, 2014 Number of options outstanding	March 31, 2013 Number of options outstanding

Options outstanding, beginning of year	26,134,485	26,037,985
Granted	5,582,101	10,628,862
Expired	(10,132,028)	(10,532,362)
Options outstanding, end of year	21,584,558	26,134,485

The following table represents a summary of the options outstanding as at March 31, 2014:

	Options outstanding and exercisable
Range of exercise prices	Number outstanding at March 31, 2014	Weighted average remaining contractual life
$		Years
0.002-0.004	7,893,019	1.75
0.004-0.008	410,000	0.50
0.008-0.012	8,656,938	0.81
0.016-0.020	4,624,601	2.52
	21,584,558	1.51

The weighted average grant-date fair value of options granted and vested in fiscal 2014 and 2013 were $0.0139 and $0.0045 respectively.

As at March 31, 2014 there were 16,002,457options in the money with a total intrinsic value of $79,625.

EMPLOYEE AND NON-EMPLOYEE OPTIONS

During the year ended March 31, 2014, 1,682,725 options were granted to employees. In the year ended March 31, 2013, 8,908,862 options were granted to employees.

During the year ended March 31, 2014, 3,899,376 options were granted to non-employees. In the year ended March 31, 2013, 1,720,000 options were granted to non-employees.

No options have been granted with exercise prices below the market price on the respective grant dates during the year ended March 31, 2014 or March 31, 2013.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

14 - INTEREST

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	$	$	$

Interest income	70,621	97,630	132,210
Interest expense	(10,002)	(7,688)	(7,829)
Total	60,619	89,942	124,381

15 - INCOME TAXES

The Company recognizes in its financial statements the impact of a tax position if that position is more likely than not of not being sustained on an audit, based on the technical merits of the position.

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

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to loss before taxes, as follows:

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	$	$	$
Tax Rate, comprised of a federal rate of 11.00% and a provincial rate of 4.50%	15.50%	15.50%	15.50%

Expected Canadian Income Tax (Recovery)	(54,458)	(19,427)	81,034
Change in valuation allowance	6,700	(66,568)	(194,181)
Expired Ontario transitional tax credit	-	86,409	-
Permanent differences	11,778	19,212	4,409
Difference between Canadian and foreign tax rates	(2,555)	21,921	22,994
Adjustments to deferred tax assets	7,723	18,913	137,219
Other	23,116	6,321	(3,133)
	(12,750)	66,781	48,342

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

Refundable investment tax credits for research and development in Canada of $292,712, $293,806, and $300,769 for the years ended March 31, 2014, March 31, 2013 and March 31, 2012, respectively is netted against research and development expense. The investment tax credits are subject to review and approval by taxation authorities and it is possible that the amounts granted will be different from the amounts recorded by the Company.

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that gave rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

	March 31, 2014	March 31, 2013
	$	$
Temporary differences
Losses available for carry forward	457,305	606,480
Property and equipment - differences in net book value and unamortized capital cost	142,471	153,376
Intangible assets - differences in net book value and tax basis	250,445	271,028
Unused scientific research and experimental development amounts deductible and investment tax credits available for carry forward	882,277	928,540
Other	55,722	30,617
Gross deferred tax asset	1,788,220	1,990,041
Valuation allowance	(1,788,220)	(1,990,041)
Net deferred tax asset	—	—

The Company has federal and provincial non-capital losses available to reduce taxable income in Canada, which expire in the following years:

Federal & Provincial
$

2014	-
2015	1,463,622
2026	909,156
2027	369,988
2,742,766

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

The Company has capital losses of $415,176, which are available indefinitely to reduce capital gains in future years as of March 31, 2014.

As at March 31, 2014, the Company had accumulated unclaimed federal and provincial scientific research and experimental development deductions of approximately $3,964,816 ($3,438,796 in 2013). This amount can be carried forward indefinitely to reduce income taxes payable in future years.

The Company has federal scientific research and experimental development credits available to reduce income taxes in Canada, which expire in the following years:

2019	6,014
2020	-
2021	16,356
2022	320,475
2023	2,057
2024	2,577
2025 to 2033	11,278
358,757

16 - EARNINGS (LOSS) PER SHARE

For the purposes of the earnings (loss) per share computation, the weighted average number of common shares outstanding has been used.

The following securities are considered "in the money" and could potentially dilute the basic earnings per share in the future but have not been included in diluted earnings per share because their effect was antidilutive:

	March 31, 2014	March 31, 2013	March 31, 2012

Stock options	16,002,457	7,893,019	2,910,843

Total options outstanding at March 31, 2014, 2013 and 2012 were 21,584,558, 26,134,485, and 26,037,985 respectively.

17 - FINANCIAL RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the timing of the movement of funds between subsidiaries and the parent company related to the transfer pricing agreement and the pricing of contracts in non-functional currencies. A hypothetical 10% change in the value of one Brazilian real expressed in U.S. dollars during the year ended March 31, 2014 would have caused an approximate $85,000 change in the Company’s revenue for the fiscal year 2014 Financial instruments denominated in foreign currencies that lead to foreign exchange risk when funds are moved include:

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

Cash and cash equivalents of $1,386,737 are comprised of $44,446 in cash and $1,342,291 in cash equivalents. The cash equivalents of $1,342,291 at March 31, 2014 ($1,591,507 at March 31, 2013, $1,517,976 at March 31, 2012) are comprised of:

Held in Canada:

TD Waterhouse at 1.25% - $184,286 ($203,697 CDN) – No Maturity

TD Waterhouse at 1.25% - $184,556 ($203,955 CDN) – No Maturity

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $973,475 (R$2,193,994)- No Maturity. Of these deposits $79,866(R$180,000) are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2014	March 31, 2013

Canadian dollars	416,037	571,384
US dollars	10,364	18,404
Brazilian reals	2,253,710	2,017,114
British pounds	-	1,385
Euros	-	5,524

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2014	March 31, 2013

Canadian dollars	29,614	32,012
US dollars	19,582	52,992
Brazilian reals	174,206	207,857

Accounts payable include the following amounts payable in their source currency:

	March 31, 2014	March 31, 2013

Canadian dollars	29,255	7,258
US dollars	1,084	2,382
Brazilian reals	6,988	706

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

Accrued liabilities include the following accruals in their source currency:

	March 31, 2014	March 31, 2013

Canadian dollars	49,356	47,807
US dollars	-	5,171
Brazilian reals	24,038	28,931

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

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2014	March 31, 2013

Canada	22%	17%
North America, excluding Canada	16%	28%
South America	62%	55%
	100%	100%

FAIR VALUE

The carrying values of accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

18 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE COMMITMENTS

The Company has the following financial commitments related to minimum rent expenses for facilities:

$
2015	50,084
2016	29,216
Total	79,300

For the year ended March 31, 2014, facilities expense was $122,227 ($130,472 for the year ended March 31, 2013 and $132,927 for the year ended March 31, 2012). The lease was renewed for 5 years on November 1, 2010.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

Contigencies

In the normal course of business, the Company is subject to litigation, claims and assessments; the Company has concluded that a material loss or negative impact on operations or cash flows from such matters is not reasonably possible.

OTHER

The Company is committed to pay an unrelated third party $75,000 upon the listing of ZIM Corporation’s common shares on a national securities exchange.

19 - SUPPLEMENTAL CASH FLOW DISCLOSURE

	Year ended March 31, 2014	Year ended March 31, 2013
	$	$
Interest paid	(10,002)	(7,688)
Income taxes paid	(3,661)	(68,295)
Investment tax credit on research and development received	333,106	357,477

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

The following table sets forth external revenues, cost of revenues (including depreciation expense), operating expenses (including depreciation expense) and other amounts attributable to these product lines:

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

Year ended March 31, 2014	Mobile	Software	Total
	$	$	$
Revenue	242,453	1,028,974	1,271,427
Cost of revenue	7,036	156,534	163,570
Gross margin	235,417	872,440	1,107,857

Allocation of operating expenses	288,500	1,069,162	1,357,661
Impairment of investment	-	180,271	180,271
Allocation of interest income, net	(12,881)	(47,738)	(60,619)
Income taxes	(2,709)	(10,041)	(12,750)
	272,909	1,191,654	1,464,563

Net loss	(37,492)	(319,214)	(356,706)

Year ended March 31, 2013	Mobile	Software	Total
	$	$	$

Revenue	77,126	1,233,355	1,310,481
Cost of revenue	8,811	85,661	94,472
Gross margin	68,315	1,147,694	1,216,009

Allocation of operating expenses	74,878	1,257,944	1,332,821
Allocation of interest income, net	(5,053)	(84,889)	(89,942)
Impairment of investment	98,464	-	98,464
Income tax recovery	3,752	63,029	66,781
	172,040	1,236,084	1,408,124

Net loss	(103,725)	(83,390)	(192,115)

Year ended March 31, 2012	Mobile	Software	Total
	$	$	$

Revenue	119,321	1,679,356	1,798,677
Cost of revenue	11,483	113,166	124,649
Gross margin	107,838	1,566,190	1,674,028

Allocation of operating expenses	82,173	1,193,437	1,275,610
Allocation of interest income, net	(8,012)	(116,369)	(124,381)
Income taxes	3,114	45,228	48,342
	77,274	1,122,297	1,199,571

Net income	30,564	443,893	474,457

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

In the year ended March 31, 2104 one customer accounted for 16% of revenue and no customers generated over 10% of revenue for the year ended March 31, 2013 and 2012.

The following table sets forth total assets used by each segment:

TOTAL ASSETS	March 31, 2014	March 31, 2013
	$	$
Mobile	384,795	144,051
Software	1,633,077	2,303,576
Total assets	2,017,872	2,447,627

The following tables set forth external revenues and long-lived assets attributable to geographic areas. External revenues are based on the location of the customer:

	March 31, 2014	March 31, 2013
	$	$
Long-lived assets
Canada	30,851	24,354
Brazil	3,719	2,253
Total long-lived assets	34,570	26,607

Total Revenue	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	$	$

United States	81,407	76,919	143,761
United Kingdom	-	20,946	44,436
Europe	16,373	-	67,077
Brazil	851,774	1,015,248	1,074,938
Canada	77,414	63,705	373,631
Singapore	219,228	47,762	60,187
Other	25,232	85,901	34,647
Total revenue	1,271,427	1,310,481	1,798,677

Management evaluates each segment’s performance based upon revenues and gross margins achieved.

21 – SUBSEQUENT EVENTS

On April 3, 2014 LW Capital Pool Inc. (“LWCPI”) completed a reverse takeover transaction with Tweed Marijuana Inc. (“Tweed”) and in exchange for its investment in LWCPI ZIM received 20,000 shares of Tweed. Because the business of Tweed is not part of the business ZIM is pursuing, ZIM has categorized the shares of Tweed as available for sale subsequent to year-end.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

On April 11, 2014 the Company sold its shares of Tweed of a net gain of $71,842 Canadian Dollars, which at the prevailing exchange rate of 1.0979 equals $65,436 United States Dollars. Transaction fees amounted to $727.

ITEM 19. EXHIBITS.

See the Exhibit Index hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZIM Corporation

(Registrant)

By /s/ Michael Cowpland

Michael Cowpland (President and CEO)

Date: July 29, 2014

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

