Form 20-F
period 2015-03-31
ZIM CORP
filed 2015-07-08
CIK 1124160

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2015.

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

143,843,889 common shares outstanding as of March 31, 2015.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes    No  x

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes X     No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  X    No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes X      No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

INTRODUCTION

As used in this Annual Report on Form 20-F, unless the context otherwise indicates, the terms “we”, “us”, “our”, “ZIM”, the “Registrant” or the “Company” mean ZIM Corporation and its wholly-owned subsidiaries, Advanced Internet Inc. (AIS), PCI Merge Inc., and ZIM Technologies do Brazil Ltda.

All references to dollars ($) in this Annual Report on Form 20-F are expressed in United States dollars, unless otherwise indicated.

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

A.            Selected Financial Data

The following selected consolidated statements of operations data for the fiscal years ended March 31, 2015, 2014, and 2013 and consolidated balance sheet data as of March 31, 2015 and 2014 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page 51.  The following selected consolidated statements of operations data for the fiscal years ended March 31, 2012 and 2011 and consolidated balance sheet data as of March 31, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

Consolidated Statements of Operations
	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	$	$	$	$	$

Revenue	1,135,663	1,271,427	1,310,481	1,798,677	1,912,082
Operating expenses	1,503,583	1,521,231	1,427,293	1,400,259	1,537,509
Income (loss) from continuing operations	(367,920)	(249,804)	(116,812)	398,418	374,573

Other income (loss)	142,674	(119,652)	(8,522)	124,381	108,278
Operating (loss) from continuing operations	(225,246)	(369,456)	(125,334)	522,799	482,851

Income tax (recovery) expense	11,502	(12,750)	66,781	48,342	84,323
Net income (loss) from continuing operations	(236,748)	(356,706)	(192,115)	474,457	398,528
Net income (loss) from discontinued operations	-	5,364	(8,904)	(23,408)	(31,731)
Net income (loss)	(236,748)	(351,342)	(201,019)	451,049	366,797

Basic and diluted earnings (loss) per share from continuing operations	(0.002)	(0.003)	(0.002)	0.004	0.003
Basic and diluted earnings (loss) per share from discontinued operations	(0.000)	(0.000)	(0.000)	(0.000)	(0.000)

Weighted average number of shares outstanding – basic and diluted	139,181,715	135,460,867	130,323,881	125,460,867	123,125,251

Consolidated Statements of Cash Flows
	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	$	$	$	$	$
Cash flows provided by (used in) operating activities	(64,621)	(29,477)	24,190	353,035	569,608
Cash flows provided by (used in) investing activities	57,328	(18,917)	(4,580)	(197,344)	(72,719)
Effect of changes in exchange rates on cash and cash equivalents	(351,063)	(156,376)	(190,274)	(164,510)	113,220
Increase (decrease) in cash and cash equivalents	(358,356)	(204,770)	(170,664)	(8,819)	610,109
Cash and cash equivalents, beginning of year	1,386,737	1,591,507	1,762,171	1,770,990	1,160,881
Cash and cash equivalents, end of year	1,028,381	1,386,737	1,591,507	1,762,171	1,770,990

Consolidated Balance Sheets
	As at March 31, 2015	As at March 31, 2014	As at March 31, 2013	As at March 31, 2012	As at March 31, 2011
	$	$	$	$	$
ASSETS
Current assets
Cash and cash equivalents	1,028,381	1,386,737	1,591,507	1,762,171	1,770,990
Accounts receivable, net	63,353	123,669	154,471	191,296	118,429
Investment tax credits receivable	300,404	292,712	293,806	259,720	273,096
Other tax credits	53,750	139,623	126,517	40,724	53,107
Prepaid expenses	12,976	16,120	22,345	25,198	34,627
	1,458,864	1,958,861	2,188,646	2,279,109	2,250,249

Long term deposits	-	9,722	9,722	9,722	9,722
Investments	788	905	198,037	300,557	113,190
Intangible assets	4,358	13,814	24,615	35,031	47,200
Property and equipment, net	24,506	34,570	26,607	33,871	38,880
	1,488,516	2,017,872	2,447,627	2,658,290	2,459,241

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	25,309	30,653	9,879	23,790	30,974
Accrued liabilities	87,143	55,320	66,591	53,386	89,333
Deferred revenue	186,034	225,465	217,065	171,414	241,785
	298,486	311,438	293,535	248,590	362,092

Shareholders' equity:
Preferred shares, no par value, non-cumulative	-	-	-	-	-
Common shares, no par value	19,432,795	19,362,796	19,362,796	19,262,796	19,262,796
Additional paid-in capital	2,955,865	2,943,966	2,865,740	2,825,571	2,798,275
Accumulated deficit	(20,901,590)	(20,664,842)	(20,313,500)	(20,112,481)	(20,563,530)
Accumulated other comprehensive income	(297,040)	64,514	239,056	433,814	599,608
	1,190,030	1,706,434	2,154,092	2,409,700	2,097,149
	1,488,516	2,017,872	2,447,627	2,658,290	2,459,241

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

We anticipate that our cash and cash equivalents balance at March 31, 2015 of $1,028,381 along with cash generated from operations will be sufficient to meet our present operating and capital expenditures through fiscal 2016. However, there is no guarantee that unanticipated circumstances will not require additional liquidity.

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

OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING ARE NOT EFFECTIVE.

We did not have effective internal control procedures in place at March 31, 2015, when we evaluated our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. This could affect the reliability of our consolidated financial statements. We are attempting to remedy our weaknesses but as a small company we have limited resources to employ for this purpose. See item 15 of this Form 20-F for additional information on our attempts to rectify our weaknesses. The reduction of the risk will require additional expenses and use of management's time.

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

The beneficial ownership of our Chief Executive Officer and related parties is approximately 55.5%. As a result; they are able to substantially influence all matters requiring the approval of our shareholders, including the election of directors and the approval of significant corporate transactions such as acquisitions. This concentration of ownership could delay, defer or prevent a change in control or otherwise impede a merger or other business combination that our Board of Directors or other shareholders may view favorably.

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

See Note 7 of the consolidated financial statements for details of our principal capital expenditures and divestitures, including those currently in progress, since the beginning of our last three fiscal years to the date of this annual report.

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

In fiscal 2015, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging business. At March 31, 2013 ZIM discontinued the sale of mobile content.

The following tables show the breakdown of total revenues by category of activity and geographic market:

Revenue by category	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	$	$	$

Software, software maintenance and consulting	972,922	1,028,974	1,233,355
Mobile	162,741	242,453	77,126
Total revenue	1,135,663	1,271,427	1,310,481

Revenue by geographic market	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	$	$	$

United States	61,500	81,407	76,919
United Kingdom	-	-	20,946
Europe	15,898	16,373	-
Brazil	710,348	851,774	1,015,248
Canada	186,889	77,414	63,705
Singapore	157,049	219,228	47,762
Other	3,979	25,232	85,901
Total revenue	1,135,663	1,271,427	1,310,481

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

In fiscal 2013, 2014 and 2015, we continued to support our existing customer base and users of the ZIM IDE software. In addition, we continued to allocate research and development resources to improve the performance and features of the ZIM IDE software.

MOBILE

Our business strategy previously involved designing mobile data software products to take advantage of the existing wireless data network infrastructure known as Short Message Service. SMS, mobile messaging, or text messaging, as it is also known, enables users to communicate person to person and application to person through cellular handsets and other SMS-enabled devices. The expertise we gained in the SMS infrastructure and network allowed us to expand into the aggregation of SMS messages in 2004. Aggregators transmit a broad variety of messaging, content, and applications worldwide. ZIM continues to provide a high-volume delivery infrastructure that is scalable with detailed reporting available to our mobile content customers.

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

While ZIM continues to provide SMS aggregation services, our mobile content business was discontinued in 2013 due to very competitive business conditions that resulted in and sales and profits steadily declining year over year.

DISCONTINUED OPERATIONS

Revenue from the sale of mobile content for the fiscal year ended March 31, 2015 was $NIL as compared to $349 for fiscal year ended March 31, 2014 and $22,773 for fiscal year ended March 31, 2013. The decline in fiscal year 2013 was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products. Due to the continuing decline and operational cost of this business on March 31, 2013 ZIM discontinued operations in this area.

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

All these markets are highly competitive and rapidly changing due to the respective natures of these growing markets. We have many global competitors in the mobile messaging market, including independent aggregators and large telco service providers.

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

We compete in the mobile aggregation environment based on our ability to connect to international operators through a variety of strategic relationships with other aggregators and mobile operators. We have developed strategic relationships with a range of service partners in order to serve our customers more effectively and to extend our services to an international audience.

CUSTOMERS

During fiscal 2015, we had more than 2 revenue generating customers in at least 2 countries in our mobile segment related to the SMS market. In addition, we had in excess of 100 customers who utilized ZIM IDE to run their enterprise applications. No customer accounted for over 10% of revenue for the year ended March 31, 2013, one customer accounted for approximately 16% for the year ended March 31, 2014 and one customer accounted for approximately 12.5% of revenue for the year ended March 31, 2015.

TECHNOLOGY INFRASTRUCTURE

We believe that our technology is essential to successfully implement our strategy of expanding and enhancing our products and services and maintaining the attractiveness and competitiveness of our products and services.

The mobile messaging server houses all the content structure and subscriber database.  It is hosted on fully redundant servers equipped with Redundant Array of Independent Disks.

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

RESEARCH AND DEVELOPMENT

Our research and development activities focus primarily in the areas of database migration technology and IDE software. Research and development expenditures, net of refundable tax credits, were $424,186 for fiscal 2015, $298,358 for fiscal 2014 and $205,330 in fiscal 2013.

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

C. Organizational Structure

Refer to Exhibit 8.1 for a complete list of our subsidiaries.

D. Property, Plants and Equipment

DESCRIPTION OF PROPERTY

Our principal office is located in Ottawa, Canada. ZIM leases an office suite of approximately 3,300 square feet. The new lease is currently scheduled to expire May 31, 2020.

We believe that our existing facilities are adequate to meet our current needs.

Refer to note 7 of our consolidated financial statements “PROPERTY AND EQUIPMENT” for additional information.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EXECUTIVE SUMMARY

Revenue for the fiscal year 2015 was $1,135,663, compared with revenue of $1,271,427 for fiscal year 2014. The decrease is attributable to a decline in our SMS messaging revenue and the effects of a weak Brazilian Real compared to the US Dollar.

Revenue for the fiscal year 2014 was $1,271,427, compared with revenue of $1,310,481 for fiscal year 2013. The decrease is attributable to decreased consulting revenue, due to delays in the completion of some consulting projects, and decreased software license revenue for our enterprise software segment and was partially offset by the unexpected increase in revenue from our mobile segment.

Net loss for the fiscal year 2015 was $236,748 as compared to net loss of $351,342 for the fiscal year 2014 and net loss of $201,019 for the fiscal year 2013. The decrease in losses for fiscal 2015 is due to the write down of impaired assets that took place in fiscal 2014 in the amount of $180,271 and the gain on the disposition of our investments. The gains are offset by lower revenues as stated above.

ZIM had cash and cash equivalents of $1,028,381 at March 31, 2015 as compared to cash and cash equivalents of $1,386,737 at March 31, 2014. The Company consumed $64,621 of cash flow from operations during the fiscal year ended March 31, 2015. The additional decline in cash is mainly a result of the weakening Brazilian Real as compared to the United States Dollar.

A.	Operating results

The following is an overview of our operating results for the year ended March 31, 2015. A more detailed discussion of our operating results, comparing our operating results for the years ended March 31, 2015, 2014, and 2013, is included under the heading “Results of Operations for the Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014 and 2013” of this “OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

Revenues for the year ended March 31, 2015 decreased $135,764 to $1,135,663 from $1,271,427 for the year ended March 31, 2014. Revenue from our software maintenance and consulting segment declined by approximately $95,000. Also, revenue from our mobile segment decreased from $242,453, to $162,741 in fiscal 2015, due to decreased SMS aggregation sales. These decreases were partially offset by the increase of approximately $40,000 in our software segment resulting from a contribution in kind of $84,303.

Revenues for the year ended March 31, 2014 decreased $39,100 to $1,271,427 from approximately $1,310,481 for the year ended March 31, 2013. Revenue from our mobile segment increased from $77,126, to $242,453 in fiscal 2014. The increase was due to increased SMS aggregation sales. This increase is offset by the decrease of approximately $70,000 in our software segment and by the decrease of approximately $134,000 in revenue from our maintenance and consulting segment.

Total operating expenses for the year ended March 31, 2015 were $1,503,583, a decrease of approximately $17,650 compared to fiscal 2014 and an increase of approximately $76,300 from operating expenses of $1,427,293 for the year ended March 31, 2013. The increase in 2014 is related to increased research and development costs that continue to increase in 2015. Research and development costs increases are partially offset by reductions in general administration expenses and a stronger US dollar.

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

JUDGMENTS REGARDING TAX POSITIONS

The Company recognizes in its consolidated financial statements the impact of a tax position if that position is more likely than not of not being sustained on an audit, based on the technical merits of the position. Accordingly, management may be required to make additional judgments regarding the accounting treatment of tax positions.

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

REVENUE RECOGNITION

Revenues shown in the consolidated financial statements included with this report have been derived mainly from mobile content sales, SMS messaging services, SMS fee-based services, and proprietary software products and licenses. The Company presents revenues net of sales tax and other sales related taxes.

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

In general, credit terms of 30 days are extended to customers with a small number of customers receiving extended payment terms based on the long-standing relationship with ZIM.

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

RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2015 COMPARED TO THE YEAR ENDED MARCH 31, 2014 AND THE YEAR ENDED MARCH 31, 2013

REVENUES	Year ended March 31, 2015	As a %	Year ended March 31, 2014	As a %	Year ended March 31, 2013	As a %
	$		$		$
Bulk SMS	162,741	14%	242,453	19%	77,126	6%
	162,741	14%	242,453	19%	77,126	6%

Software	144,055	13%	104,733	8%	175,140	13%
Maintenance and consulting	828,867	73%	924,241	73%	1,058,215	81%
	972,922	86%	1,028,974	81%	1,233,355	94%

	1,135,663	100%	1,271,427	100%	1,310,481	100%

Total revenues for the year ended March 31, 2015 were $1,135,663 as compared to $1,271,427 for the year ended March 31, 2014 and $1,310,481 for the year ended March 31, 2013. Revenue from our software maintenance and consulting segment declined by approximately $95,000. Also, our mobile segment decreased from $242,453, to $162,741 in fiscal 2015, due to decreased SMS aggregation sales. These decreases were partially offset by the increase of approximately $40,000 in our software segment resulting from a contribution in kind of $84,303.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

BULK SMS

Our bulk SMS messaging revenue went from $77,126 in fiscal 2013 to $242,453 in fiscal 2014 and declined to $162,741 in fiscal 2015. We experienced an increase in customers using our routes in fiscal 2014, as compared to the declines we experienced in fiscal 2013 and fiscal 2015, resulting in the increased revenue in fiscal 2014. In general, bulk messaging customers choose the aggregator that is offering the lowest cost route. We expect that the revenues of fiscal 2015 will not be indicative of future performance.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Software sales declined from $175,140 in fiscal 2013 to $104,733 in fiscal 2014 and then rebounded to $144,055 in fiscal 2015. The decrease in 2014 was mainly due to project delays that prevented the recognition of revenue. In 2015 these delays were resolved and combined, with the contribution in kind of $84,303, resulted in an increase in software sales.

In addition to the sale of the software, we are generating revenue from software maintenance and consulting. Maintenance and consulting revenues have decreased from $1,058,215 in fiscal 2013 to $924,241 in fiscal 2014 and further declined to $828,867 in fiscal 2015. Most of the maintenance revenue was generated in Brazil as this region represents the largest concentration of users of ZIM’s IDE product. The fluctuation in revenue is due mainly to the fluctuation of the value of the Brazilian real compared to the United States dollar.

REVENUE FROM DISCONTINUED OPERATIONS - MOBILE CONTENT

Revenue from the sale of mobile content for the fiscal year ended March 31, 2015 was $NIL as compared to $349 for fiscal year ended March 31, 2014 and $22,773 for fiscal year ended March 31, 2013. The decline was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products. Due to the continuing decline and operational cost of this business on March 31, 2013 ZIM discontinued operations in this area.

At April 1, 2014, internal resources related to the operation of this business were reassigned to tasks related to ZIM’s enterprise software business. All remaining current assets and current liabilities at March 31, 2014 have been discharged in the first quarter of fiscal 2014 as the mobile content business is discontinued. The wind up of the business will have no material impact on the financial performance of the Company including no significant impact on cash flow. The wind up of the assets and liabilities in fiscal 2014 resulted in a gain from discontinued operations of $5,364.

EXPENSES

Operating expenses

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	$	$	$

Cost of revenue	70,875	163,570	94,472
Selling, general and administrative	999,718	1,049,806	1,117,503
Research and development	424,186	298,358	205,330
Amortization of intangible assets	8,804	9,497	9,988
	1,503,583	1,521,231	1,427,293

Total operating expenses decreased in fiscal 2015 compared to 2014 from $1,521,231 to $1,503,583 mainly due to lower cost of revenue and a strong US dollar and was offset by higher R&D expenditures.

Total operating expenses increased in fiscal 2014 compared to 2013 from $1,427,293 to $1,521,231. The increase for fiscal 2014 is mainly attributable to increased research and development costs.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the years ended March 31, 2015, March 31, 2014 and March 31, 2013 were $999,718, $1,049,806 and $1,117,503 respectively. Costs have remained stable over the three year period with fluctuations attributable to changes exchange rate, stock based compensation and withholding taxes on the transfer of funds from Brazil to Canada.

INTEREST

For the years ended March 31, 2015, 2014 and 2013, we did not incur any interest expense on the available overdraft protection facility with the Royal Bank of Canada as there were no draws on this facility in fiscal 2015, 2014 or 2013.

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

The Scientific Research and Development Credits received from the Canadian federal government were assessed as filed in fiscal 2014, 2013 and 2012.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standards setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company’s management believes that the impact of recently issued standards that are not yet effective will not have any significant impact on the consolidated financial statements upon adoption.

In April 2015 the FASB issued Accounting Standards Update (“ASU”) No. 2015-05 about Intangibles-Goodwill and Other-Internal-Use Software. The objective is to provide guidance about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The amendment will not change GAAP for a customer’s accounting for service contracts. In addition, the guidance in this Update supersedes paragraph 350-40-25-16. Consequently, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets. The Company plans to adopt ASU 2015-05 beginning April 1, 2015. The Company does not anticipate that these changes will have a significant impact on its consolidated financial statements.

In January 2015 the FASB issued ASU No. 2015-01 about Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. The objective is to reduce the cost and complexity of income statement presentation by eliminating the concept of extraordinary items while maintaining or improving the usefulness of the information provided to the users of financial statements. The extraordinary items must meet two criteria’s: unusual nature and infrequency of occurrence. If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either. The Company plans to adopt ASU 2015-01 beginning April 1, 2015. The Company does not anticipate that these changes will have a significant impact on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09 related to revenue from contracts with customers. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard is effective for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. This standard may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ZIM has not selected a transition method and is currently evaluating the effect that the adoption of this standard will have on its consolidated results of operations and financial condition.

In April 2014 the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in the ASU change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations. The amendments in this ASU enhance convergence between U.S. GAAP and International Financial Reporting Standards (IFRS). Part of the new definition of discontinued operation is based on elements of the definition of discontinued operations in IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The Company does not anticipate that these changes will have a significant impact on its consolidated financial statements.

B.	Liquidity and Capital Resources

As at March 31, 2015, we had cash and cash equivalents of $1,028,381 and working capital of $1,160,378 as compared to cash of $1,386,737 and working capital of $1,647,422 at March 31, 2014. As at March 31, 2013, we had cash and cash equivalents of $1,591,507 and working capital of $1,895,111.

Cash flows for the fiscal periods were as follows:

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	$	$	$
Cash flows provided by (used in) operating activities	(64,621)	(29,477)	24,190
Cash flows provided by (used in) investing activities	57,328	(18,917)	(4,580)
Cash flows provided by financing activities	-	-	-

Operating activities consumed $64,621 of cash for the year ended March 31, 2015 as compared to consuming cash of $29,477 for the year ended March 31, 2014 and generating cash of $24,190 during the year ended March 31, 2013. The increase in cash consumption is mainly a reflection of the decrease in operating performance.

We generated cash in the amount of $57,328 in fiscal 2015, used $18,917 in fiscal 2014, and used $4,580 in fiscal 2013 in investing activities. In 2015 the cash used was offset by the proceeds of the sale of an investment in the amount of $66,611. In fiscal 2015 and 2014, the cash was used for the purchase of furniture and fixtures and in fiscal 2013; the cash used was for the purchase of computer hardware and software.

At March 31, 2015, the Company had access to an overdraft protection facility from its principal banker for approximately $39,423 (refer to Note 9 “Line of Credit” to consolidated financial statements), in addition to a cash and cash equivalent balance of $1,028,381.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Credit terms for software, maintenance and consulting services have remained consistent from prior periods at 30 days.

As at March 31, 2015, 85% of all receivables were current. As at March 31, 2014, approximately 90% of all receivables were current. As at March 31, 2013, approximately 77% of all receivables were current.

Cash and cash equivalents of $1,028,381 are comprised of $279,602 in cash and $748,779 in cash equivalents. The cash equivalents of $748,779 at March 31, 2015 ($1,342,291 at March 31, 2014, $943,114 at March 31, 2013) are comprised of:

Held in Canada:

CIBC Wood Gundy at 1.25% - $43,355 ($54,988 CDN) – No Maturity

TD Waterhouse at 1.25% - $123,131 ($156,167 CDN) – No Maturity

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $582,293 (R$1,853,843) - No Maturity. Of these deposits $56,538 (R$180,000) are secured by Government Deposit Insurance.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. Accordingly, there can be no assurance that ZIM will be able to meet its working capital needs for any future period. In addition, the Company has an accumulated deficit of $20,901,590 for the fiscal year ended March 31, 2015.

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

Research and development expenses went from $205,330 for the year ended March 31, 2013 to $298,358 for the year ended March 31, 2014 and to $424,185 for the year ended March 31, 2015. The increase in cost for fiscal 2015 relates to contribution in kind cost of $84,303 and additional bonus payments for completion of projects in the amount of $47,757. The increase in cost for fiscal 2014 relates to increased staffing of this function. Research and development expenses are net of refundable investment tax credits on research and development expenses in Canada.

D.	Trend information

The Company has not identified and is not aware of any trends that will have a significant impact on its consolidated financial position, statement of operations or cash flows.

E.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our known contractual obligations as of March 31, 2015

Contractual Obligations	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Greater Than 5 Years
	$	$	$	$	$
Operating Lease Obligations	191,735	22,369	115,041	54,325	-
Total	191,735	22,369	115,041	54,325	-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following sets forth information concerning our executive officers and directors, including their ages, present principal occupations, other business experience during the last five years, memberships on committees of the Board of Directors and directorships in other companies:

NAME	AGE	POSITION WITH ZIM
Dr. Michael Cowpland	72	President, Chief Executive Officer, and Director
John Chapman	51	Chief Financial Officer / Consultant
Steven Houck	45	Director
James Stechyson	50	Director
Donald Gibbs	69	Director

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

John Chapman has served as our Chief Financial Officer since November 2007 and has provided consulting services to the Company since July 2007. Mr. Chapman provides virtual CFO consulting services to various companies. From 2003 to 2005, Mr. Chapman held the positions of Director of Finance and Program Management Office at Amdocs Canadian Managed Services. From 1988 to 2003, Mr. Chapman held various positions at Bell Canada and BCE companies in the areas of Finance, Human Resources and Engineering. He received a Bachelor of Technology (Mechanical Engineering) from Ryerson Polytechnical Institute in 1988 and a Masters in Business Administration from the University of Ottawa in 1999. Mr. Chapman is a member of, and holds professional designations, with the Association of Professional Engineers of Ontario, the Institute of Certified Management Consultants of Ontario and the Society of Management Accountants of Ontario (CPA, CMA).

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

Donald R. Gibbs has been a Director of ZIM since July 2003. He also serves as the Chairman of ZIM's Audit Committee. Since May 2015 Mr. Gibbs has been a principal at the consulting firm DRG & Associates. From April 2014 until May 2015 Mr. Gibbs held the position of Chief Financial Officer of Tweed Marijuana Inc. Prior to Tweed, Mr. Gibbs was Chief Executive Officer of AirIQ between June 2008 and April 2014. From April 2007, to June 2008, Mr. Gibbs was the Chief Executive Officer of Tarquin Inc. Since July of 2004, Mr. Gibbs has been the Chairman and Chief Executive Officer of Process Photonics Inc. From June 2001 to April 2004, Mr. Gibbs was the President and Chief Executive Officer of Original Solutions Inc. He is also the principal of his own consulting company, Donald R Gibbs and Associates which provides financial and management assistance to start-up corporations. Since 1970, Mr. Gibbs has held senior financial and executive positions in Mitel Corporation, Cognos Inc., Gandalf Systems Corporation, Positron Fiber Systems Inc., Gorilla Capital Inc., VIPswitch Inc. and Original Solutions Inc. Mr. Gibbs received his Bachelor of Commerce degree from the University of Ottawa and holds a professional designation as a CPA, CMA.

EMPLOYEES

As at March 31, 2015, we had 15 full-time employees, with 4 employees in selling, general and administration and 11 employees in technical areas including technical support and research and development. We consider our relations with our employees to be excellent, and none of our employees are covered by a collective bargaining agreement. ZIM also contracts services from 4 consultants on a part-time basis and 1 consultant on a full time basis.

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

The Audit Committee's functions include evaluating, and recommending to the Board the engagement of the independent registered public accounting firm, reviewing the results of their audit findings, and monitoring on a periodic basis our internal controls over financial reporting. The Audit Committee has a formally approved written charter. The Audit Committee consists of Donald Gibbs (Chairman) and Steven Houck. Mr. Gibbs is the Audit Committee’s “audit committee financial expert,” as defined in Item 16A of Form 20-F, and he is “independent” under the NASDAQ Listing Rules. Mr. Houck replaced James Stechyson as a member of the audit committee effective June 24, 2009. The Audit Committee held four meetings during the fiscal year ended March 31, 2015.

The Compensation Committee’s functions include evaluating compensation for directors, officers, employees of and consultants to the Company, and making recommendations to the Board regarding such compensation matters. The Compensation Committee has a formally approved written charter. The Compensation Committee currently consists of James Stechyson and Steven Houck. The Compensation Committee did not hold a meeting during the fiscal year ended March 31, 2015.

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

Summary Compensation Table

The table below provides detailed information on the compensation of the Chief Executive Officer and the Chief Financial Officer of ZIM for services rendered for the fiscal year ended March 31, 2015, 2014 and 2013. No executive officer or employee received compensation in excess of $100,000 for the fiscal year ended March 31, 2015.

Name and principal position	Year	Salary/ Consulting Payments ($)	Option Awards ($)(1)	Shares ($)	Total ($)
Michael Cowpland, President and Chief Executive Officer	2013 2014 2015	- - -	19,953 8,501 -	50,000 - 9,038	69,953 8,501 9,038
John Chapman, (Chapman CFO Resources Inc.) Chief Financial Officer	2013 2014 2015	32,798 29,354 33,472	- 11,905 -	- - 24,142	32,798 41,258 57,613

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2013, March 31, 2014, and March 31, 2015 respectively, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s consolidated financial statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

Outstanding Equity Awards At Fiscal Year-End

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Michael Cowpland, President and Chief Executive Officer	1,695,843	Nil	0.0090	21-Aug-15
	726,702	Nil	0.0030	21-Feb-16
	6,667	Nil	0.0030	21-Feb-16
	5,710,000	Nil	0.0030	21-Feb-16
	406,650	Nil	0.0030	21-Feb-16
	242,500	Nil	0.0110	13-Aug-16
	393,350	Nil	0.0145	21-Nov-16
	10,000	Nil	0.0145	17-Feb-17

John Chapman (CHAPMAN CFO Resources Inc.) Chief Financial Officer	399,376	Nil	0.0145	21-Nov-16
	421,875	Nil	0.0145	17-Feb-17

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

The following table shows compensation of our non-employee directors for the fiscal year ended March 31, 2015.

Name	Option Awards ($)(1)	Common Shares ($)	Total ($)
Steven Houck	2,310	-	2,310
James Stechyson	-	36,819	36,819
Donald Gibbs	2,310	-	2,310

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2015, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s consolidated financial statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

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

Securities authorized for issuance under equity compensation plans at March 31, 2015 are as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans, excluding the securities reflected in the first column
Equity compensation plans approved by security holders	11,597,963(1)	0.0100	11,625,442
Equity compensation plans not approved by security holders	6,010,000(2)	0.003	NIL
Total	17,607,963	0.0081	11,625,442

(1)	Represents ZIM common shares issuable upon the exercise of options outstanding under ZIM's Employee Stock Option Plan.
(2)	Represents ZIM common shares issuable upon the exercise of options outstanding and issued outside of ZIM's Employee Stock Option Plan to officers, directors and advisory Board members. During the period from October 13, 2000 to June 25, 2001, ZIM issued an aggregate of 8,285,000 options outside of the Employee Stock Option Plan. Of these options, 145,000 were exercised in the ten months ended March 31, 2004 and 2,030,000 options were cancelled in the fiscal periods ended March 31, 2005 and 2004. The remaining options expired on February 5, 2007 and 6,010,000 were reissued with an expiry date of February 19, 2010. They were reissued again in 2010 and expired February 18, 2013. They were reissued again in 2013 and have a new expiry date of February 21, 2016.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table sets forth, as of June 26, 2015, the number and percentage of our outstanding common shares which are beneficially owned, directly or indirectly, by:

•	Each person who is known to us as the beneficial owner of 5% or more of our outstanding common shares;
•	Each director and executive officer of ZIM Corporation; and
•	All directors and executive officers of ZIM Corporation as a group.

Beneficial ownership includes shares over which the indicated person has sole or shared voting or investment power and shares which he or she has the right to acquire within 60 days of June 26, 2015. Unless otherwise indicated, the persons listed are deemed to have sole voting and investment power over the shares beneficially owned.

			Common shares
Name	Address	Title	Number	Percentage

Michael Cowpland(1)	234 Perley Court, Ottawa, Ontario	President and CEO	84,875,036	55.5%

James Stechyson(2)	5597 Goddard Street Manotick, Ontario	Director	28,340,000	19.2%

Advanced Telecom Services(3)	996 Bold Eagle School Road, Suite 1105, Wayne, PA	N/A	10,000,000	7.0%

John Chapman (CHAPMAN CFO Resources Inc.)(4)	30 Holitzner Way Ottawa, Ontario	Chief Financial Officer	3,900,940	2.7%

Steven Houck (5)	401 Hillview Avenue, Palo Alto, CA 94304	Director	910,000	0.6%

Donald Gibbs (6)	5 Reaney Court, Kanata, Ontario, Canada,K2K 1W7	Director	810,000	0.6%

All directors and executive officers as a group (5 persons) beneficially hold 118,735,976 common shares, which totals 74.6% of ownership.

Applicable percentage of ownership is based upon 143,843,889 common shares outstanding as of June 30, 2015, together with applicable options for such shareholder or group. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 30, 2015 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(1)	The beneficial ownership of Michael Cowpland consists of 62,370,801 common shares owned directly by Dr. Cowpland and 9,191,712 common shares under options, which are currently exercisable or are exercisable within 60 days of June 26, 2015. In addition, Dr. Cowpland’s ownership includes 4,518,728 common shares owned by Dr. Cowpland's spouse and 8,793,795 common shares owned by a company controlled by Dr. Cowpland's spouse. Dr. Cowpland disclaims beneficial ownership of the shares held by his spouse and the company controlled by his spouse.

(2)	The beneficial ownership of James Stechyson consists of 24,740,000 common shares. 450,000 shares are owned directly by Mr. Stechyson and 24,290,000 are owned by a company controlled by Mr. Stechyson. 3,500,000 common shares, which he has a right to acquire under stock options are currently exercisable or are exercisable within 60 days of June 26, 2015.

(3)	The beneficial ownership of Advanced Telecom Services Inc. consists of 10,000,000 common shares owned directly.

(4)	The beneficial ownership of John Chapman consists of 3,079,689 common shares and 821,251 common shares which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 26, 2015. The shares and options assigned to Mr. Chapman are held by CHAPMAN CFO Resources Inc. in which Mr. Chapman is the controlling shareholder.

(5)	The beneficial ownership of Steven Houck consists of 910,000 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 26, 2015.

(6)	The beneficial ownership of Donald Gibbs consists of 810,000 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 26, 2015.

The Board of Directors has determined that all directors who served on the Board during fiscal 2015, other than Dr. Michael Cowpland and Mr. James Stechyson, are or were “independent” under NASDAQ Listing Rules. The Board has further determined that the members of the Audit Committee also meet the additional independence requirements of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission.

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

On July 2, 2012, a holding company controlled by Mr. James Stechyson acquired 5,000,000 of the Issuer's common shares as compensation in lieu of cash for services provided to the Company.

On July 5, 2013, 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors.

On September 3, 2014, 593,333 shares were issued to Dr. Michael Cowpland, 2,130,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors.

On November 26, 2014, 320,000 shares were issued to Dr. Michael Cowpland, 2,160,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors.

VOTING RIGHTS

Major Shareholders of the Company do not hold any special voting rights.

LOCATION OF STOCK HOLDINGS

At June 26, 2015, 95,105,067 (66%) of ZIM’s common shares are held outside of the United States. The number of shareholders of record is 1,003.

CONTROL

The Company is not owned or controlled directly or indirectly by another corporation, foreign government or by any other natural of legal person(s) severally or jointly.

ITEM 7B. RELATED PARTY TRANSACTIONS

A director of the Company is a director and principal owner of a company that provides hosting services to ZIM. During the fiscal year ending March 31, 2015 the company paid $36,758 for these services. From April 1, 2015 to May 31, 2015 the company paid $5,498 for these services. On December 31, 2012, ZIM also invested $1,000 Canadian dollars in this company.

An Officer of the Company is the principal owner of a company that provides finance, accounting and bookkeeping services to ZIM. During the fiscal year ending March 31, 2015 the company paid $55,957 for these services. From April 1, 2015 to May 31, 2015 the company paid $15,375 for these services.

On April 11, 2014 the Company sold its shares of Tweed for a net gain of $71,842 Canadian Dollars, which at the prevailing exchange rate of 1.0979 equals $65,436 United States Dollars. Transaction fees amounted to $727. At the time of the transaction the Chairman of ZIM’s Audit Committee was also the Chief Financial Officer at Tweed.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Refer to Item 18 for Consolidated Financial Statements

B.	Significant Changes

There have been no significant changes to our business since the fiscal year ended March 31, 2015.

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

PERIOD	HIGH	LOW
Fiscal 2010	$ 0.0100	$ 0.0020
Fiscal 2011	$ 0.0200	$ 0.0040
Fiscal 2012	$ 0.0200	$ 0.0001
Fiscal 2013	$ 0.0110	$ 0.0020
Fiscal 2014	$ 0.0300	$ 0.0007
Fiscal 2015	$ 0.0253	$ 0.0012

PERIOD	HIGH	LOW

Fiscal 2013 First Quarter	$ 0.0110	$ 0.0090
Fiscal 2013 Second Quarter	$ 0.0100	$ 0.0090
Fiscal 2013 Third Quarter	$ 0.0090	$ 0.0020
Fiscal 2013 Fourth Quarter	$ 0.0050	$ 0.0020
Fiscal 2014 First Quarter	$ 0.0050	$ 0.0010
Fiscal 2014 Second Quarter	$ 0.0300	$ 0.0020
Fiscal 2014 Third Quarter	$ 0.0299	$ 0.0007
Fiscal 2014 Fourth Quarter	$ 0.0200	$ 0.0085
Fiscal 2015 First Quarter	$ 0.0075	$ 0.0253
Fiscal 2015 Second Quarter	$ 0.0121	$ 0.0083
Fiscal 2015 Third Quarter	$ 0.0090	$ 0.0012
Fiscal 2015 Fourth Quarter	$ 0.0050	$0.0050
Fiscal 2016 First Quarter	$ 0.0050	$0.0050
Fiscal 2015 January 2015	$ 0.0050	$ 0.0050
Fiscal 2015 February 2015	$ 0.0050	$ 0.0050
Fiscal 2015 March 2015	$ 0.0050	$ 0.0050
Fiscal 2016 April 2015	$ 0.0050	$ 0.0050
Fiscal 2016 May 2015	$ 0.0050	$0.0050
Fiscal 2016 June 2015	$ 0.0050	$0.0050

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

For further details refer to the following exhibits to this Annual Report on Form 20-F:

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

The Company believes that it was classified as a PFIC during the tax year ended March 31, 2015, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

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

F. DIVIDENDS AND PAYING AGENTS

Not Applicable.

G. STATEMENT BY EXPERTS

Not Applicable.

H. DOCUMENTS ON DISPLAY

The documents referred to in this Form 20-F may be viewed at the Company’s office located at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada, K1S 1V7 during normal business hours.

I. SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings. A hypothetical 10% change in the value of one Brazilian real expressed in U.S. dollars during the year ended March 31, 2015 would have caused an approximate $85,000 change in the Company’s revenue for the fiscal year 2015. The Company is exposed to exchange risk due to the timing of the movement of funds between subsidiaries and the parent company related to the transfer pricing agreement and the pricing of contracts in non-functional currencies. Financial instruments denominated in foreign currencies that lead to foreign exchange risk when funds are moved include:

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2015	March 31, 2014

Canadian dollars	405,874	416,037
US dollars	50,441	10,364
Brazilian reals	2,094,638	2,253,710

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2015	March 31, 2014

Canadian dollars	21,531	29,614
US dollars	7,492	19,582
Brazilian reals	123,796	174,206

Accounts payable include the following amounts payable in their source currency:

	March 31, 2015	March 31, 2014

Canadian dollars	28,648	29,255
US dollars	545	1,084
Brazilian reals	6,929	6,988

Accrued liabilities include the following accruals in their source currency:

	March 31, 2015	March 31, 2014

Canadian dollars	99,733	49,356
Brazilian reals	27,086	24,038

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

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2015	March 31, 2014

Canada	27%	22%
North America, excluding Canada	12%	16%
South America	61%	62%
	100%	100%

FAIR VALUE

The carrying values of accounts receivable, investment tax credits receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We are a small company with 15 full-time employees as of March 31, 2015, and we depend to a great extent on principal members of our management staff.  If we lose the services of any key personnel, in particular Dr. Michael Cowpland, our President and Chief Executive Officer, and Mr. James Stechyson, our Chairman, the loss could significantly impede the achievement of our research and development objectives and delay our product development programs and commercialization of our product candidates.  We do not currently have any key man life insurance policies.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2015.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below related to our financial reporting processes and information technology security protocols.

Management’s Annual Report on Internal Control over Financial Reporting

ZIM’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, as previously stated in this annual report, our management concluded that our internal control over financial reporting was not effective as of March 31, 2015, due to the existence of certain significant deficiencies which constituted a material weakness, as described in greater detail below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our consolidated financial statements will not be prevented or detected on a timely basis.

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

Changes in Internal Control over Financial Reporting

We are taking steps to make the necessary improvements to remedy these deficiencies. We have implemented certain remedial measures and are in the process of designing and implementing additional measures to remedy the material weakness. These include addressing our inadequate staffing and supervision by reduction of workload through process optimization and documentation.

We intend to continue to improve our internal controls; however, our small size and financial resources continue to prevent us from being able to employ sufficient resources to enable us to have adequate segregation of duties within our internal control system.  Management is required to apply its judgment in evaluating the cost-benefit.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a “non-accelerated filer”, this Annual Report on Form 20-F is not required to include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that we have a least one audit committee financial expert serving on the audit committee. Mr. Donald Gibbs, a member of the audit committee, is an audit committee financial expert and “independent” as that term is defined in the NASDAQ Listing Rules.

Since May 2105 Mr. Gibbs has been a principal at the consulting firm DRG & Associates. From April 2014 until May 2015 Mr. Gibbs held the position of Chief Financial Officer of Tweed Marijuana Inc. Prior to Tweed, Mr. Gibbs was Chief Executive Officer of AirIQ between June 2008 and April 2014. From April 2007, to June 2008, Mr. Gibbs was the Chief Executive Officer of Tarquin Inc. Since July of 2004, Mr. Gibbs has been the Chairman and Chief Executive Officer of Process Photonics Inc. From June 2001 to April 2004, Mr. Gibbs was the President and Chief Executive Officer of Original Solutions Inc. He is also the principal of his own consulting company, Donald R Gibbs and Associates which provides financial and management assistance to start-up corporations. Since 1970, Mr. Gibbs has held senior financial and executive positions in Mitel Corporation, Cognos Inc., Gandalf Systems Corporation, Positron Fiber Systems Inc., Gorilla Capital Inc., VIPswitch Inc. and Original Solutions Inc. Mr. Gibbs received his Bachelor of Commerce degree from the University of Ottawa and holds a professional designation as a CPA, CMA.

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

During the most recent two fiscal year ends, we were billed for audit, audit-related, tax and other services provided by Independent Registered Public Accounting Firm, Raymond Chabot Grant Thornton LLP, as follows:

	Year ended March 31, 2015	Year ended March 31, 2014
Audit fees	52,824	54,284
Tax fees	8,804	9,047
Total	61,628	63,331

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

All audit and tax fees are estimated by the Independent Registered Public Accounting Firm and approved by the audit committee before they are performed. There were no significant differences between the approved estimates and final fees for fiscal years 2014 and 2015.

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

On January 15, 2015 the Audit Committee approved the appointment of MNP LLP (“MNP”) as the Company’s new independent registered public accounting firm. Raymond Chabot Grant Thornton LLP (“RCGT”) the Company’s former independent registered public accounting firm resigned as the Company’s independent registered public accounting firm simultaneous with the engagement of MNP by the Company.

RCGT’s reports on the Company’s consolidated financial statements for the year ended March 31, 2014 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s fiscal year ended March 31, 2014, and through January 15, 2015, there were no disagreements between the Company and RCGT on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of RCGT, would have caused RCGT to make reference to the subject matter of such disagreement in connection with their report. None of the “reportable events” described in Item 16F(a)(1)(v) of Form 20-F have occurred during the fiscal years ended March 31, 2014 or through January 15, 2015.

During the Company’s fiscal year ended March 31, 2014, and through January 15, 2015, neither the Company nor anyone acting on its behalf consulted MNP regarding (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and MNP did not provide either a written report or oral advice to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (2) any matter that was either the subject of a disagreement with RCGT, which, if not resolved to the satisfaction of RCGT, would have caused RCGT to make reference to the subject matter of such disagreement in connection with their report, or any “reportable events” as described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART THREE

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide consolidated financial statements prepared under United States generally accepted accounting principles, which appear in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of ZIM Corporation

We have audited the accompanying consolidated balance sheet of ZIM Corporation and subsidiaries (the “Company”) as of March 31, 2015, and the related consolidated statement of comprehensive income, shareholders’ equity, and cash flows for the year ended March 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ZIM Corporation and subsidiaries as of March 31, 2015, and the results of their operations and their cash flows for the year ended March 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ MNP LLP

---------------------------------------------

MNP LLP

Chartered Professional Accountants,

Licensed Public Accountants

Ottawa, Canada

July 8, 2015

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of ZIM Corporation

We have audited the accompanying consolidated balance sheets of ZIM Corporation and subsidiaries as of March 31, 2014 and 2013 and the related consolidated statements of comprehensive income, shareholders' equity and cash flows for the two years in the period ended March 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ZIM Corporation and subsidiaries as of March 31, 2014 and 2013 and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ Raymond Chabot Grant Thornton LLP

---------------------------------------------

Raymond Chabot Grant Thornton LLP

Chartered Professional Accountants,

Licensed Public Accountants

Ottawa, Canada

July 28, 2014

ZIM Corporation and Subsidiaries Consolidated Balance Sheets (Expressed in US dollars)

	March 31, 2015	March 31 2014
ASSETS	$	$
Current assets
Cash and cash equivalents	1,028,381	1,386,737
Accounts receivable, net of allowance for doubtful accounts of $NIL and $29,465 as of March 31, 2015 and 2014	63,353	123,669
Investment tax credits receivable	300,404	292,712
Other tax credits	53,570	139,623
Prepaid expenses	12,976	16,120
	1,458,864	1,958,861
Long term deposits	-	9,722
Investments	788	905
Intangible assets	4,358	13,814
Property and equipment, net	24,506	34,570
	1,488,516	2,071,872
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	25,309	30,653
Accrued liabilities	87,143	55,320
Deferred revenue	186,034	225,465
	298,486	311,438
Shareholders' equity:
Preferred shares, no par value, non-cumulative	-	-
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; NIL issued and outstanding shares at March 31, 2015 and 2014.	-	-
Common shares, no par value,
Unlimited authorized shares; 143,843,889 shares issued and outstanding as at March 31, 2015 and 135,460,867 shares as at March 31, 2014.	19,432,795	19,362,796
Additional paid-in capital	2,955,865	2,943,966
Accumulated deficit	(20,901,590)	(20,664,842)
Accumulated other comprehensive income	(297,040))	64,514
	1,190,030	1,706,434
	1,488,516	2,017,872

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

(Expressed in US Dollars)

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	$
Revenue
Mobile	162,741	242,453	77,126
Software	144,055	104,733	175,140
Software maintenance and consulting	828,867	924,241	1,058,215
Total revenue	1,135,663	1,271,427	1,310,481
Operating expenses
Cost of revenue	70,875	163,570	94,472
Selling, general and administrative	999,718	1,049,806	1,117,503
Research and development	424,186	298,358	205,330
Amortization of intangible assets	8,804	9,497	9,988
Total operating expenses	1,503,583	1,521,231	1,427,293
Operating (loss) from continuing operations	(367,920)	(249,804)	(116,812)
Other income (expenses):
Gain on disposition of investment	66,611	-	-
Impairment of investments	-	(180,271)	(98,464)
Interest income, net	76,063	60,619	89,942
Total other income (expense)	142,674	(119,652)	(8,522)
Loss from continuing operations and before income taxes	(225,246)	(369,456)	(125,334)
Income tax (recovery) expense (note 15)	11,502	(12,750)	66,781
Loss from continuing operations	(236,748)	(356,706)	(192,115)
Gain (loss) from discontinued operations (Note 9)	-	5,364	(8,904)
Net loss	(236,748)	(351,342)	(201,019)
Other comprehensive income, net of tax
Foreign currency translation adjustment	(361,554)	(174,542)	(194,758)
Comprehensive loss	(598,302)	(525,884)	(395,777)
Basic and diluted (loss) per share from continuing operations Basic and diluted (loss) per share from discontinued operations	(0.002) (0.000)	(0.003) (0.000)	(0.002) (0.000)
Weighted average number of shares outstanding – basic and diluted	139,181,715	135,460,867	130,323,881

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation and Subsidiaries Consolidated Statements of Shareholders’ Equity (Expressed in US dollars)

	Number of common shares issued	Common shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders' equity
		$	$	$	$	$
Balance as at March 31, 2012	125,460,867	19,262,796	2,825,571	(20,112,481)	433,814	2,409,700
Shares issued in lieu of compensation	10,000,000	100,000				100,000
Stock options granted			40,169			40,169
Comprehensive income
Net loss				(201,019)		(201,019)
Cumulative translation adjustment					(194,758)	(194,758)
Balance as at March 31, 2013	135,460,867	19,362,796	2,865,740	(20,313,500)	239,056	2,154,092
Stock options granted			78,226			78,226
Comprehensive income
Net loss				(351,342)		(351,342)
Cumulative translation adjustment					(174,542)	(174,542)
Balance as at March 31, 2014	135,460,867	19,362,796	2,943,966	(20,664,842)	65,514	1,706,434

The accompanying notes are an integral part of the consolidated financial statements.

ZIM Corporation and Subsidiaries Consolidated Statements of Shareholders' Equity (Continued) (Expressed in US dollars)

	Number of common shares issued	Common shares	Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders' equity
		$	$	$	$	$
Balance as at March 31, 2014	135,460,867	19,362,796	2,943,966	(20,664,842)	65,514	1,706,434
Shares issued in lieu of compensation	8,383,022	69,999				69,999
Stock options granted			11,899			11,899
Comprehensive income
Net loss				(236,748)		(236,748)
Cumulative translation adjustment					(361,554)	(361,554)
Balance as at March 31, 2015	143,843,889	19,432,795	2,955,865	(20,901,590)	(297,041)	1,190,030

The accompanying notes are an integral part of the consolidated financial statements.

ZIM Corporation and Subsidiaries Consolidated Statements of Cash Flows (Expressed in US dollars)

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31 2013
	$	$	$
OPERATING ACTIVITIES
Net (loss) income	(236,748)	(351,342)	(201,019)
Items not involving cash:
Depreciation of property and equipment	19,347	10,953	11,844
Amortization of intangible asset	8,804	9,497	9,988
Gain (impairment) of investment	(66,611)	180,271	98,464
Stock-based compensation	81,898	78,226	140,169
Changes in operating working capital:
Decrease (increase) in accounts receivable	60,316	30,802	36,825
Decrease (increase) in investment tax credits	(7,692)	1,094	(34,086)
Decrease (increase) in other tax credits	85,873	(13,106)	(85,793)
Increase in prepaid expenses	3,144	6,225	2,853
Increase (decrease) in accounts payable	(5,344)	20,774	(13,911)
Increase (decrease) in accrued liabilities	31,823	(11,271)	13,205
Increase (decrease) in deferred revenue	(39,431)	8,400	45,651
Cash flows provided by operating activities	(64,621)	(29,477)	24,190
INVESTING ACTIVITIES
Purchase of property and equipment	(9,283)	(18,917)	(4,580)
Proceeds from sale of investment	66,611	-	-
Cash flows used in investing activities	57,328	(18,917)	(4,580)
Effect of changes in exchange rates on cash and cash equivalents	(351,063)	(156,376)	(190,274)
Decrease in cash and cash equivalents	(358,356)	(204,770)	(170,664)
Cash and cash equivalents, beginning of year	1,386,737	1,591,507	1,762,171
Cash and cash equivalents, end of year	1,028,381	1,386,737	1,591,507

The accompanying notes are an integral part of the consolidated financial statements.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2015

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2015

(EXPRESSED IN US DOLLARS)

Revenue from the sale of mobile content for the fiscal year ended March 31, 2015 was $NIL as compared to $349 for fiscal year ended March 31, 2014 and $22,773 for fiscal year ended March 31, 2013. The decline was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products. Due to the continuing decline and operational cost of this business on March 31, 2013 ZIM discontinued operations in this area.

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

USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the period. Estimates have been made by management in several areas, including, but not limited to, the realizability of accounts receivable and investments, the valuation allowance associated with deferred income tax assets, investment tax credits, expected useful life of property and equipment, the fair value calculation with respect to the stock options, and the accrued accounts receivable and accrued accounts payable related to our premium SMS business. Actual results may differ from those estimates.

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2015

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2015

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2015

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

The accounts of the Company's subsidiaries that are recorded in their respective functional currencies, remeasure their foreign currency transactions as follows: gains or losses from foreign currency transactions such as those resulting from the settlement of receivables or payables denominated in foreign currency, are remeasured at the weighted average exchange rates for the period and are included in the statement of operations of the current period. For the years ended March 31, 2015, 2014, and 2013, the Company recognized a foreign exchange loss of $6,100, a foreign exchange loss of $4,433, and a foreign exchange loss of $460, respectively, in the accompanying consolidated statements of operations included in the selling, general and administration line.

The translation of the Company's consolidated financial statements from the functional currency to its reporting currency is performed as follows: all assets and liabilities are translated into US dollars at the rate of exchange in effect at the balance sheet date. Equity transactions are translated at the exchange rate in effect at the date of the transaction. Revenues, expenses and cash flow amounts are translated at the weighted average exchange rates for the period. The resulting translation adjustments are included in other comprehensive income in shareholders' equity. The translation adjustments did not result in a tax impact.

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

FOR THE YEAR ENDED MARCH 31, 2015

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

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013

Risk-free interest rates	0.94%	0.64%	0.39%
Expected volatility	231%	443%	156%
Dividend yield	-	-	-
Expected life of options (years)	3.0	3.0	3.0

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2015

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

FOR THE YEAR ENDED MARCH 31, 2015

(EXPRESSED IN US DOLLARS)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standards setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company’s management believes that the impact of recently issued standards that are not yet effective will not have any significant impact on the consolidated financial statements upon adoption.

In April 2015 the FASB issued Accounting Standards Update (“ASU”) No. 2015-05 about Intangibles-Goodwill and Other-Internal-Use Software. The objective is to provide guidance about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The amendment will not change GAAP for a customer’s accounting for service contracts. In addition, the guidance in this Update supersedes paragraph 350-40-25-16. Consequently, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets. The Company plans to adopt ASU 2015-05 beginning April 1, 2015. The Company does not anticipate that these changes will have a significant impact on its consolidated financial statements.

In January 2015 the FASB issued ASU No. 2015-01 about Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. The objective is to reduce the cost and complexity of income statement presentation by eliminating the concept of extraordinary items while maintaining or improving the usefulness of the information provided to the users of financial statements. The extraordinary items must meet two criteria’s: unusual nature and infrequency of occurrence. If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either. The Company plans to adopt ASU 2015-01 beginning April 1, 2015. The Company does not anticipate that these changes will have a significant impact on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09 related to revenue from contracts with customers. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard is effective for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. This standard may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ZIM has not selected a transition method and is currently evaluating the effect that the adoption of this standard will have on its consolidated results of operations and financial condition.

In April 2014 the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in the ASU change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2015

(EXPRESSED IN US DOLLARS)

major line of business, or a major equity method investment. In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations. The amendments in this ASU enhance convergence between U.S. GAAP and International Financial Reporting Standards (IFRS). Part of the new definition of discontinued operation is based on elements of the definition of discontinued operations in IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The Company does not anticipate that these changes will have a significant impact on its consolidated financial statements.

3 - ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company recognizes any interest accrued related to unrecognized tax benefits in interest and penalties in income tax benefit in the Consolidated Statement of Comprehensive income.

4 - ACCOUNTS RECEIVABLE

	March 31, 2015	March 31, 2014
	$	$
Trade accounts receivable	59,460	118,079
Allowance for doubtful accounts	-	-
Other	3,893	5,590
	63,353	123,669

5 – INVESTMENTS AND LONG TERM DEPOSITS

Investments and long term deposits	Investment Date	Value at Investment Date	Current Value	Available For Sale
Seregon	October 1, 2009	95,147	-	No
CP4H	June 29, 2011	187,367	-	No
LW Capital Pool	May 31, 2010	10,290	-	No
Hosted Bizz	Dec. 31, 2012	1,005	788	No

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2015

(EXPRESSED IN US DOLLARS)

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

On March 31, 2010, ZIM Corporation invested $10,000 Canadian Dollars in LW Capital Pool Inc. (“LWCPI”). On April 3, 2014, LWCPI completed a reverse takeover transaction with Tweed Marijuana Inc. (“Tweed”) and in exchange for its investment in LWCPI ZIM received 20,000 shares of Tweed.

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

The Company has recorded the acquired technology assets as intangible assets on the consolidated balance sheet. This asset is being amortized over 60 months on a straight line basis. Amortization expense for fiscal 2015 was $8,804 and the net book value as at March 31, 2015, was $4,358.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2015

(EXPRESSED IN US DOLLARS)

Amortization expense for fiscal 2014 was $9,497 and $9,988 for fiscal 2013. Net book value as at March 31, 2014, was $13,814.

7 - PROPERTY AND EQUIPMENT

March 31, 2015	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	861,019	850,484	10,535
Software	74,259	72,832	1,427
Office furniture and equipment	189,099	177,670	11,429
Voice communications equipment	4,897	4,320	577
Leasehold improvements	125,286	124,748	538
	1,254,560	1,230,054	24,506

March 31, 2014	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	988,352	972,102	16,250
Software	85,957	84,718	1,239
Office furniture and equipment	211,862	196,462	15,400
Voice communications equipment	5,696	4,871	825
Leasehold improvements	144,669	143,813	856
	1,436,536	1,401,966	34,570

Depreciation expense for the year ended March 31, 2015 was $19,347 ($10,953 and $11,844 for the years ended March 31, 2014 and 2013 respectively). These expenses are included in the cost of revenue account, the selling, general, and administration account and the research and development account.

8 – DISCONTINUED OPERATIONS

Revenue from the sale of mobile content for the fiscal year ended March 31, 2015 was $NIL. Revenue from the sale of mobile content for the fiscal year ended March 31, 2014 was $349 as compared to $22,773 for fiscal year ended March 31, 2013. The decline was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products. Due to the continuing decline and operational cost of this business on March 31, 2013 ZIM discontinued operations in this area.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2015

(EXPRESSED IN US DOLLARS)

	Year Ended March 31, 2015	Year Ended March 31, 2014	Year Ended March 31, 2013
Revenue	-	349	22,773
(Cost) recovery of revenue	-	5,015	(4,705)
Selling, general and administrative	-	-	(22,005)
Research and development	-	-	(4,967)
Gain (loss) from discontinued operations	-	5,364	(8,904)

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

9 – LINE OF CREDIT

During fiscal 2014, a working capital line of credit, in the form of overdraft protection, was available at approximately $39,423 (equivalent to $50,000 Canadian, the Company’s functional currency) from the Company’s major financial institution. This credit facility is secured by the Company’s assets. Amounts drawn on this credit facility bear interest at the prime rate, as published by the Royal Bank of Canada, plus 1.75%.

In order to maintain the working capital line of credit the Company must maintain a Tangible Net Worth of greater than $150,000 Canadian dollars (equivalent to $118,269 US dollars) and a ratio of current assets to current liabilities greater than 1.10:1. During fiscal years 2013, 2014 and 2015 the Company has not been in violation of these covenants.

As at March 31, 2013, March 31, 2014 and March 31, 2015 nothing was drawn down on this line of credit. The line of credit does not have defined expiration or renewal dates.

10 - ACCRUED LIABILITIES

	March 31, 2015	March 31, 2014
	$	$

Employee related accruals	91,586	57,492
Withholding tax accrual	(6,100)	(1,627)
Trade	1,064	(544)
	87,143	55,320

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2015

(EXPRESSED IN US DOLLARS)

11 – COMMON SHARE ISSUE

The Company did not issue any common shares, except for those issued as compensation as described in notes 12 and 13, during the years ended March 31, 2015 or March 31, 2014 pursuant to the exercise of stock options by employees and the granting of stock for executive officers.

On November 12, 2009, the Board of Directors approved a share repurchase plan. Shares may be repurchased by the company to a maximum of $200 per day and $12,000 per quarter. The repurchase program has no expiration date. As of March 31, 2015 no shares have been repurchased as part of this program.

12 - RELATED PARTY TRANSACTIONS

No remuneration has been recorded in these consolidated financial statements for the services of the Chief Executive Officer (CEO) for the fiscal year 2015, 2014 and 2013 except for the 1,013,333 shares of common stock, valued at $9,038 issued through the fiscal year 2015 and for stock options issued through the year with a fair market value of $NIL, $8,501, and $19,953 for the fiscal years 2015, 2014 and 2013 respectively. The CEO is also a director and the controlling shareholder.

A director of the Company is a director and principal owner of a company that provides hosting services to ZIM. During the fiscal year ending March 31, 2015 the company paid $36,758 for these services. From April 1, 2015 to May 31, 2015 the company paid $5,498 for these services. On December 31, 2012, ZIM also invested $1,000 Canadian dollars in this company.

An Officer of the Company is the principal owner of a company that provides finance, accounting and bookkeeping services to ZIM. During the fiscal year ending March 31, 2015 the company paid $55,957 for these services. From April 1, 2015 to May 31, 2015 the company paid $15,375 for these services.

On April 11, 2014 the Company sold its shares of Tweed for a net gain of $71,842 Canadian Dollars, which at the prevailing exchange rate of 1.0979 equals $65,436 United States Dollars. Transaction fees amounted to $727. At the time of the transaction the Chairman of ZIM’s Audit Committee was also the Chief Financial Officer at Tweed.

13 - STOCK BASED COMPENSATION

During the year ended March 31, 2015 and March 31, 2014, the Company issued common shares and options to employees and non-employees, and as a result, common shares and additional paid in capital has been increased by $81,898 and $78,226 respectively.

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

FOR THE YEAR ENDED MARCH 31, 2015

(EXPRESSED IN US DOLLARS)

On July 2, 2012, Mr. Stechyson received 5,000,000 of the Company's common shares as compensation in lieu of cash for services provided to the Company. An amount of $50,000 in stock based compensation expense was recorded during the year ended March 31, 2013, which represents the fair value of the shares on the date of the grant.

At various times through fiscal year 2015 Dr. Cowpland received a total of 1,013,333 shares of common stock in lieu of cash for services provided to the Company, valued at $9,038.

At various times through fiscal year 2015 a Company controlled by Mr. Stechyson received a total of 4,290,000 shares of common stock in lieu of cash for services provided to the Company, valued at $36,819.

At various times through fiscal year 2015 a Company controlled by Mr. Chapman received a total of 3,079,689 shares of common stock in lieu of cash for services provided to the Company, valued at $24,142.

The increase in additional paid in capital is the value associated with the common shares issued and the vesting of options, which is recorded as compensation expense in the statement of Comprehensive Income as a part of selling, general and administrative expense.

Under ZIM’s Employee Stock Option Plan, the Company may grant options to its officers, directors and employees for up to 27,200,000 common shares. As at March 31, 2015, 11,597,963 (March 31, 2014, 15,574,558) options were outstanding under the Employee Stock Option Plan. In addition, 6,010,000 (March 31, 2014, 6,010,000) options were issued outside of ZIM’s Employee Stock Option Plan and are outstanding. Stock options are granted with an exercise price equal to the common share’s fair market value at the date of grant. Options are granted periodically and both the maximum term of an option and the vesting period are set at the Board's discretion. All options granted in fiscal year 2015 vested on the day of the grant and have a three year term. The expected life of the grants due to forfeitures and exercise of options is estimated based on recent history and is 3.0 years.

The Company recognized the following expense relating to stock options and grants:

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	$	$	$
Options compensation expense for employees	3,405	22,731	31,387
Options compensation expense for consultants	8,494	55,495	8,782
Stock grant compensation expense for Consultants	60,961	-	50,000
Stock grant compensation expense for executive officers	9,038	-	50,000
Total expense	81,898	78,226	140,169

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2015

(EXPRESSED IN US DOLLARS)

All options granted vested on the day of the grant resulting in the Company not having any non-vested awards as of March 31, 2015 or March 31, 2014.

A summary of the status of the stock options is as follows:

	March 31, 2015 Number of options outstanding	March 31, 2014 Number of options outstanding

Options outstanding, beginning of year	21,584,558	26,134,485
Granted	1,397,000	5,582,101
Expired	(5,373,595)	(10,132,028)
Options outstanding, end of year	17,607,963	21,584,558

The following table represents a summary of the options outstanding as at March 31, 2015:

	Options outstanding and exercisable
Range of exercise prices	Number outstanding at March 31, 2015	Weighted average remaining contractual life
$		Years
0.002-0.004	7,893,019	0.50
0.004-0.008	785,000	2.57
0.008-0.012	4,305,343	0.76
0.016-0.020	4,624,601	1.52
	17,607,963	0.92

The weighted average grant-date fair value of options granted and vested in fiscal 2015 and 2014 were $0.0081 and $0.0139 respectively.

As at March 31, 2015 there were 7,893,019 options in the money with a total intrinsic value of $15,786.

EMPLOYEE AND NON-EMPLOYEE OPTIONS

During the year ended March 31, 2015, 457,000 options were granted to employees. In the year ended March 31, 2014, 1,682,725 options were granted to employees.

During the year ended March 31, 2015, 940,000 options were granted to non-employees. In the year ended March 31, 2014, 3,899,376 options were granted to non-employees.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2015

(EXPRESSED IN US DOLLARS)

No options have been granted with exercise prices below the market price on the respective grant dates during the year ended March 31, 2015 or March 31, 2014.

14 - INTEREST

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	$	$	$

Interest income	81,521	70,621	97,630
Interest expense	(5,459)	(10,002)	(7,688)
Total	76,063	60,619	89,942

15 - INCOME TAXES

The Company recognizes in its consolidated financial statements the impact of a tax position if that position is more likely than not of not being sustained on an audit, based on the technical merits of the position.

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

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to loss before taxes, as follows:

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	$	$	$
Tax Rate, comprised of a federal rate of 11.00% and a provincial rate of 4.50%	15.50%	15.50%	15.50%

Expected Canadian Income Tax (Recovery)	(34,913)	(54,458)	(19,427)
Change in valuation allowance	(208,774)	6,700	(66,568)
Expired Ontario transitional tax credit	193,415	-	86,409
Permanent differences	16,049	11,778	19,212
Difference between Canadian and foreign tax rates	1,098	(2,555)	21,921
Adjustments to deferred tax assets	45,487	7,723	18,913
Other	(859)	23,116	6,321
	11,502	(12,750)	66,781

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2015

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

Refundable investment tax credits for research and development in Canada of $300,404, $292,712, and $293,806 for the years ended March 31, 2015, March 31, 2014 and March 31, 2013, respectively is netted against research and development expense. The investment tax credits are subject to review and approval by taxation authorities and it is possible that the amounts granted will be different from the amounts recorded by the Company.

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that gave rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

	March 31, 2015	March 31, 2014
	$	$
Temporary differences
Losses available for carry forward	196,556	457,305
Property and equipment - differences in net book value and unamortized capital cost	126,170	142,471
Intangible assets - differences in net book value and tax basis	219,481	250,445
Unused scientific research and experimental development amounts deductible and investment tax credits available for carry forward	803,397	882,277
Other	35,373	55,722
Gross deferred tax asset	1,380,976	1,788,220
Valuation allowance	(1,380,976)	(1,788,220)
Net deferred tax asset	-	-

The Company has federal and provincial non-capital losses available to reduce taxable income in Canada, which expire in the following years:

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2015

(EXPRESSED IN US DOLLARS)

Federal & Provincial
$

2015	-
2026	792,313
2027 and thereafter	323,518
1,115,831

The Company has capital losses of $361,818, which are available indefinitely to reduce capital gains in future years as of March 31, 2015.

As at March 31, 2015, the Company had accumulated unclaimed federal and provincial scientific research and experimental development deductions of approximately $3,473,557 ($3,964,816 in 2014). This amount can be carried forward indefinitely to reduce income taxes payable in future years.

The Company has federal scientific research and experimental development credits available to reduce income taxes in Canada, which expire in the following years:

2019	5,241
2020	-
2021	14,254
2022	279,288
2023	1,793
2024	2,246
2025 to 2033	9,829
312,651

16 - EARNINGS (LOSS) PER SHARE

For the purposes of the earnings (loss) per share computation, the weighted average number of common shares outstanding has been used.

The following securities are considered "in the money" and could potentially dilute the basic earnings per share in the future but have not been included in diluted earnings per share because their effect was negligible or antidilutive:

	March 31, 2015	March 31, 2014	March 31, 2013

Stock options	7,893,019	16,002,457	7,893,019

Total options outstanding at March 31, 2015, 2014 and 2013 were 17,607,963, 21,584,558, and 26,134,485 respectively.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2015

(EXPRESSED IN US DOLLARS)

17 - FINANCIAL RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the timing of the movement of funds between subsidiaries and the parent company related to the transfer pricing agreement and the pricing of contracts in non-functional currencies. A hypothetical 10% change in the value of one Brazilian real expressed in U.S. dollars during the year ended March 31, 2015 would have caused an approximate $71,000 change in the Company’s revenue for the fiscal year 2015. Financial instruments denominated in foreign currencies that lead to foreign exchange risk when funds are moved include:

Cash and cash equivalents of $1,028,381 are comprised of $279,602 in cash and $748,779 in cash equivalents. The cash equivalents of $748,779 at March 31, 2015 ($1,342,291 at March 31, 2014, $1,591,507 at March 31, 2013) are comprised of:

Held in Canada:

CIBC Wood Gundy at 1.25% - $43,355 ($54,988 CDN) – No Maturity

TD Waterhouse at 1.25% - $123,131 ($156,167 CDN) – No Maturity

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $582,293 (R$1,853,843) - No Maturity. Of these deposits $56,538 (R$180,000) are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2015	March 31, 2014

Canadian dollars	405,874	416,037
US dollars	50,441	10,364
Brazilian reals	2,094,638	2,253,710

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2015	March 31, 2014

Canadian dollars	21,531	29,614
US dollars	7,492	19,582
Brazilian reals	123,796	174,206

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2015

(EXPRESSED IN US DOLLARS)

Accounts payable include the following amounts payable in their source currency:

	March 31, 2015	March 31, 2014

Canadian dollars	28,648	29,255
US dollars	545	1,084
Brazilian reals	6,929	6,988

Accrued liabilities include the following accruals in their source currency:

	March 31, 2015	March 31, 2014

Canadian dollars	99,733	49,356
Brazilian reals	27,086	24,038

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

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2015	March 31, 2014

Canada	27%	22%
North America, excluding Canada	12%	16%
South America	61%	62%
	100%	100%

FAIR VALUE

The carrying values of accounts receivable, accounts payable, available for sale investments and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

18 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE COMMITMENTS

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2015

(EXPRESSED IN US DOLLARS)

The Company has the following financial commitments related to minimum rent expenses for facilities:

$
2015	22,369
2016	38,347
2017	38,347
2018	38,347
2019	38,347
2020	15,978
Total	191,735

For the year ended March 31, 2015, facilities expense was $116,540 ($122,227 for the year ended March 31, 2014 and $130,472 for the year ended March 31, 2013). The lease was renewed for 5 years and 2 months on March 21, 2015.

OTHER

The Company is committed to pay an unrelated third party $75,000 upon the listing of ZIM Corporation’s common shares on a national securities exchange.

19 - SUPPLEMENTAL CASH FLOW DISCLOSURE

	Year ended March 31, 2015	Year ended March 31, 2014
	$	$
Interest paid	(5,459)	(10,002)
Income taxes paid	11,502	(3,661)
Investment tax credit on research and development received	321,279	333,106

20 - SEGMENT REPORTING

The Company operates in two reportable segments based on product differentiation: mobile and enterprise software. Mobile applications involve providing SMS and other content applications and services for mobile devices. Enterprise software involves providing enterprise software for designing, developing and manipulating database systems and applications.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2015

(EXPRESSED IN US DOLLARS)

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

The following table sets forth external revenues, cost of revenues (including depreciation expense), operating expenses (including depreciation expense) and other amounts attributable to these product lines:

Year ended March 31, 2015	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	162,741	972,922	1,135,663
Cost of revenue	8,540	62,335	70,875
Gross margin	154,201	910,587	1,064,788

Allocation of operating expenses	207,482	1,225,225	1,432,707
Allocation of interest income, net	(11,015)	(65,048)	(76,063)
Gain on investment	(9,647)	(56,964)	(66,611)
Income taxes	1,166	9,837	11,503
	188,486	1,113,050	1,301,536

Net loss	(34,285)	(202,463)	(236,748)

Year ended March 31, 2014	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	242,453	1,028,974	1,271,427
Cost of revenue	7,036	156,534	163,570
Gross margin	235,417	872,440	1,107,857

Allocation of operating expenses	288,500	1,069,162	1,357,661
Impairment of investment	-	180,271	180,271
Allocation of interest income, net	(12,881)	(47,738)	(60,619)
Income tax recovery	(2,709)	(10,041)	(12,750)
	272,909	1,191,654	1,464,563

Net loss	(37,492)	(319,214)	(356,706)

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2015

(EXPRESSED IN US DOLLARS)

Year ended March 31, 2013	Mobile	Software, Maintenance and Consulting	Total
	$	$	$

Revenue	77,126	1,233,355	1,310,481
Cost of revenue	8,811	85,661	94,472
Gross margin	68,315	1,147,694	1,216,009

Allocation of operating expenses	74,878	1,257,944	1,332,821
Allocation of interest income, net	(5,053)	(84,889)	(89,942)
Impairment of investment	98,464	-	98,464
Income taxes recovery	3,752	63,029	66,781
	172,040	1,236,084	1,408,124

Net loss	(103,725)	(83,390)	(192,115)

No customer accounted for over 10% of revenue for the year ended March 31, 2013, one customer accounted for over 16% for the year ended March 31, 2014 and one customer accounted for over 12.5% of revenue for the year ended March 31, 2015.

The following table sets forth total assets used by each segment:

TOTAL ASSETS	March 31, 2015	March 31, 2014
	$	$
Mobile	213,305	384,795
Software	1,275,211	1,633,077
Total assets	1,488,516	2,017,872

The following tables set forth external revenues and long-lived assets attributable to geographic areas. External revenues are based on the location of the customer:

	March 31, 2015	March 31, 2014
	$	$
Long-lived assets
Canada	22,673	30,851
Brazil	1,833	3,719
Total long-lived assets	24,506	34,570

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2015

(EXPRESSED IN US DOLLARS)

Total Revenue	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	$	$

United States	61,500	81,407	76,919
United Kingdom	-	-	20,946
Europe	15,898	16,373	-
Brazil	710,348	851,774	1,015,248
Canada	186,889	77,414	63,705
Singapore	157,049	219,228	47,762
Other	3,979	25,232	85,901
Total revenue	1,135,663	1,271,427	1,310,481

Management evaluates each segment’s performance based upon revenues and gross margins achieved.

21 – SUBSEQUENT EVENTS

None

ITEM 19. EXHIBITS.

See the Exhibit Index hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZIM Corporation

(Registrant)

By /s/ Michael Cowpland

------------------------------------

Michael Cowpland (President and CEO)

Date: July 8, 2015

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

