Form 20-F
period 2016-03-31
ZIM CORP
filed 2016-07-19
CIK 1124160

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2016.

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

 157,809,851 common shares outstanding as of March 31, 2016.

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes      No x

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION		ii

PART ONE

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
ITEM 4.	INFORMATION ON THE COMPANY	7
ITEM 4A.	UNRESOLVED STAFF COMMENTS	12
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	12
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	21
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	28
ITEM 7B.	RELATED PARTY TRANSACTIONS	30
ITEM 8.	FINANCIAL INFORMATION	30
ITEM 9.	THE OFFER AND LISTING	30
ITEM 10.	ADDITIONAL INFORMATION	31
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	44
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	45

PART TWO

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	46
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF
	SECURITY HOLDERS AND USE OF PROCEEDS	46
ITEM 15.	CONTROLS AND PROCEDURES	46
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	47
ITEM 16B.	CODE OF ETHICS	47
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	47
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	48
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER
	AND AFFILIATED PURCHASERS	49
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	48
ITEM 16G.	CORPORATE GOVERNANCE	48

PART THREE

ITEM 17.	FINANCIAL STATEMENTS	48
ITEM 18.	FINANCIAL STATEMENTS	49
ITEM 19.	EXHIBITS	80

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

A.            Selected Financial Data

The following selected consolidated statements of operations data for the fiscal years ended March 31, 2016, 2015, and 2014 and consolidated balance sheet data as of March 31, 2016 and 2015 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page 51.  The following selected consolidated statements of operations data for the fiscal years ended March 31, 2013 and 2012 and consolidated balance sheet data as of March 31, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

Consolidated Statements of Operations
	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	$	$	$	$	$
Revenue	619,291	1,135,663	1,271,427	1,310,481	1,798,677
Operating expenses	987,878	1,503,583	1,521,231	1,427,293	1,400,259
Income (loss) from continuing operations	(368,587)	(367,920)	(249,804)	(116,812)	398,418
Other income (loss)	57,055	142,674	(119,652)	(8,522)	124,381
Operating (loss) from continuing operations	(311,532)	(225,246)	(369,456)	(125,334)	522,799
Income tax (recovery) expense	(148)	11,502	(12,750)	66,781	48,342
Net income (loss) from continuing operations	(311,680)	(236,748)	(356,706)	(192,115)	474,457
Net income (loss) from discontinued operations	—	—	5,364	(8,904)	(23,408)
Net income (loss)	(311,680)	(236,748)	(351,342)	(201,019)	451,049
Basic and diluted earnings (loss) per share from continuing operations	(0.002)	(0.002)	(0.003)	(0.002)	0.004
Basic and diluted earnings (loss) per share from discontinued operations	(0.000)	(0.000)	(0.000)	(0.000)	(0.000)
Weighted average number of shares outstanding – basic and diluted	148,774,284	139,181,715	135,460,867	130,323,881	125,460,867

Consolidated Statements of Cash Flows
	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	$	$	$	$	$
Cash flows provided by (used in) operating activities	(399,605)	(64,621)	(29,477)	24,190	353,035
Cash flows provided by (used in) investing activities	(126,603)	57,328	(18,917)	(4,580)	(197,344)
Effect of changes in exchange rates on cash and cash equivalents	(29,856)	(351,063)	(156,376)	(190,274)	(164,510)
Increase (decrease) in cash and cash equivalents	(556,064)	(358,356)	(204,770)	(170,664)	(8,819)
Cash and cash equivalents, beginning of year	1,028,381	1,386,737	1,591,507	1,762,171	1,770,990
Cash and cash equivalents, end of year	472,317	1,028,381	1,386,737	1,591,507	1,762,171

Consolidated Balance Sheets
	As at March 31, 2016	As at March 31, 2015	As at March 31, 2014	As at March 31, 2013	As at March 31, 2012
	$	$	$	$	$
ASSETS
Current assets
Cash and cash equivalents	472,317	1,028,381	1,386,737	1,591,507	1,762,171
Accounts receivable, net	58,307	63,353	123,669	154,471	191,296
Investment tax credits receivable	281,644	300,404	292,712	293,806	259,720
Other tax credits	84,652	53,750	139,623	126,517	40,724
Prepaid expenses	24,959	12,976	16,120	22,345	25,198
	921,879	1,458,864	1,958,861	2,188,646	2,279,109
Long term deposits	—	—	9,722	9,722	9,722
Investments	116,414	788	905	198,037	300,557
Intangible assets	—	4,358	13,814	24,615	35,031
Property and equipment, net	26,317	24,506	34,570	26,607	33,871
	1,064,610	1,488,516	2,017,872	2,447,627	2,658,290
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	9,161	25,309	30,653	9,879	23,790
Accrued liabilities	41,518	87,143	55,320	66,591	53,386
Deferred revenue	110,969	186,034	225,465	217,065	171,414
	161,648	298,486	311,438	293,535	248,590
Deferred rent	11,035	—	—	—	—
Total Liabilities	172,683	298,486	311,438	293,535	248,590
Shareholders' equity:
Preferred shares, no par value, non-cumulative	—	—	—	—	—
Common shares, no par value	19,484,482	19,432,795	19,362,796	19,362,796	19,262,796
Additional paid-in capital	2,960,789	2,955,865	2,943,966	2,865,740	2,825,571
Accumulated deficit	(21,213,270)	(20,901,590)	(20,664,842)	(20,313,500)	(20,112,481)
Accumulated other comprehensive income	(340,074)	(297,040)	64,514	239,056	433,814
	891,927	1,190,030	1,706,434	2,154,092	2,409,700
	1,064,610	1,488,516	2,017,872	2,447,627	2,658,290

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

We anticipate that our cash and cash equivalents balance at March 31, 2016 of $469,055 along with cash generated from operations will be sufficient to meet our present operating and capital expenditures through fiscal 2016. Management will continue its efforts to increase revenue, its cost reduction activities and strive to eliminate liabilities and reduce our current operational costs. However, there is no guarantee that unanticipated circumstances will not require additional liquidity.

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

OUR OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

We may experience significant fluctuations in our operating results due to a variety of factors, many of which are outside of our control. Factors that may cause our operating results to fluctuate include: our ability to retain existing customers, attract new customers at a steady rate and maintain user satisfaction; technical difficulties or system downtime; the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; currency fluctuations; government stability in Brazil and industry regulation. As a result of these and other factors, you should not place undue reliance on year-to-year comparisons of our operating results as indicators of likely future performance.

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

OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING ARE NOT EFFECTIVE.

We did not have effective internal control procedures in place at March 31, 2016, when we evaluated our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. This could affect the reliability of our consolidated financial statements. We are attempting to remedy our weaknesses but as a small company we have limited resources to employ for this purpose. See item 15 of this Form 20-F for additional information on our attempts to rectify our weaknesses. The reduction of the risk will require additional expenses and use of management's time.

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

WE OPERATE IN RAPIDLY EVOLVING MARKETS, AND OUR BUSINESS MODEL CONTINUES TO EVOLVE, WHICH MAKES IT DIFFICULT TO EVALUATE OUR FUTURE PROSPECTS.

Our potential for future profitability must be considered in the light of the risks, uncertainties, and difficulties encountered by companies that are in rapidly evolving markets and continuing to innovate with new and unproven technologies or services, as well as undergoing significant change. In addition to the other risks we describe in this section, some of these risks relate to our potential inability to attract and retain unique and sought after technology; to control expenditures and to respond quickly and appropriately to industry developments, including rapid technological change; changes in customer requirements; and new products introduced into our markets by our competitors. If we do not effectively address the risks we face, we may not achieve profitability.

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

The beneficial ownership of our Chief Executive Officer and related parties is approximately 54.2%. As a result; they are able to substantially influence all matters requiring the approval of our shareholders, including the election of directors and the approval of significant corporate transactions such as acquisitions. This concentration of ownership could delay, defer or prevent a change in control or otherwise impede a merger or other business combination that our Board of Directors or other shareholders may view favorably.

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

In fiscal 2016, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging business. At March 31, 2013 ZIM discontinued the sale of mobile content.

The following tables show the breakdown of total revenues by category of activity and geographic market:

Revenue by category	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014
	$	$	$
Software, software maintenance and consulting	478,402	972,922	1,028,974
Mobile	140,889	162,741	242,453
Total revenue	619,291	1,135,663	1,271,427

Revenue by geographic market	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014
	$	$	$
United States	42,850	61,500	81,407
Europe	15,605	15,898	16,373
Brazil	372,983	710,348	851,774
Canada	49,783	186,889	77,414
Singapore	136,612	157,049	219,228
Other	1,458	3,979	25,232
Total revenue	619,291	1,135,663	1,271,427

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

In fiscal 2014, 2015 and 2016, we continued to support our existing customer base and users of the ZIM IDE software. In addition, we continued to allocate research and development resources to improve the performance and features of the ZIM IDE software.

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

DISCONTINUED OPERATIONS

Revenue from the sale of mobile content for the fiscal year ended March 31, 2016 was $NIL as compared to $NIL for fiscal year ended March 31, 2015 and $349 for fiscal year ended March 31, 2014. The decline in fiscal year 2014 was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products. Due to the continuing decline and operational cost of this business on March 31, 2013 ZIM discontinued operations in this area.

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

CUSTOMERS

During fiscal 2016, we had more than 2 revenue generating customers in at least 2 countries in our mobile segment related to the SMS market. In addition, we had in excess of 100 customers who utilized ZIM IDE to run their enterprise applications. One customer accounted for approximately 16% for the year ended March 31, 2014, one customer accounted for approximately 12.5% of revenue for the year ended March 31, 2015 and one customer accounted for approximately 21% of revenue for the year ended March 31, 2016.

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

RESEARCH AND DEVELOPMENT

Our research and development activities focus primarily in the areas of database migration technology and IDE software. Research and development expenditures, net of refundable tax credits, were $148,604 for fiscal 2016, $424,186 for fiscal 2015 and $298,358 in fiscal 2014.

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

Refer to note 8 of our consolidated financial statements “PROPERTY AND EQUIPMENT” for additional information.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EXECUTIVE SUMMARY

Revenue for the fiscal year 2016 was $616,291, compared with revenue of $1,135,663 for fiscal year 2015. The decrease is mainly attributable to a decline in our software maintenance and consulting revenue as project backlog was cleared in Brazil and a small decline in SMS messaging revenue combined with the effects of a weak Brazilian Real compared to the US Dollar.

Revenue for the fiscal year 2015 was $1,135,663 compared with revenue of $1,271,427 for fiscal year 2014. The decrease is attributable to a decline in out SMS messaging revenue and the effects of a weak Brazilian Real compared with the US Dollar.

Net loss for the fiscal year 2016 was $311,680 as compared to net loss of $236,748 for the fiscal year 2015 and net loss of $351,342 for the fiscal year 2014. The increased losses in fiscal 2016 are mainly due to a decline in software maintenance and consulting revenue as stated above. The decrease in losses for fiscal 2015 is due to the write down of impaired assets that took place in fiscal 2014 in the amount of $180,271 and the gain on the disposition of our investments. The gains are offset by lower revenues as stated above.

ZIM had cash and cash equivalents of $472,317 at March 31, 2016 as compared to cash and cash equivalents of $1,028,381 at March 31, 2015. The Company consumed $399,605 of cash flow from operations during the fiscal year ended March 31, 2016. The additional decline in cash is mainly a result of investments made in other companies.

A.	Operating results

The following is an overview of our operating results for the year ended March 31, 2016. A more detailed discussion of our operating results, comparing our operating results for the years ended March 31, 2016, 2015, and 2014, is included under the heading “Results of Operations for the Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015 and 2014” of this “OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

Revenue for the fiscal year 2016 was $619,291, compared with revenue of $1,135,663 for fiscal year 2015. The decrease is mainly attributable to a decline in our software maintenance and consulting revenue of $391,286 due to the project backlog being cleared in Brazil and a small decline of $21,852 in SMS messaging revenue.

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

Total operating expenses for the year ended March 31, 2016 were $987,878, a decrease of approximately $515,705 compared to fiscal 2015 and a decrease of approximately $533,353 compared to operating expenses of $1,521,232 for the year ended March 31, 2014. The decrease is related to significantly lower research and development costs and lower selling general and administrative expenses. The reduced expenses are a combination of cost reductions and a strong US dollar.

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

RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2016 COMPARED TO THE YEAR ENDED MARCH 31, 2015 AND THE YEAR ENDED MARCH 31, 2014

REVENUES	Year ended March 31, 2016	As a %	Year ended March 31, 2015	As a %	Year ended March 31, 2014	As a %
				$	$	$
Bulk SMS	140,889	23%	162,741	14%	242,453	19%
	140,889	23%	162,741	14%	242,453	19%
Software	40,821	7%	144,055	13%	104,733	8%
Maintenance and consulting	437,581	70%	828,867	73%	924,241	73%
	478,402	77%	972,922	86%	1,028,974	81%
	619,291	100%	1,135,663	100%	1,271,427	100%

Revenue for the fiscal year 2016 was $619,291, compared with revenue of $1,135,663 for fiscal year 2015. The decrease is mainly attributable to a decline in our software maintenance and consulting revenue of $391,286 due to the project backlog being cleared in Brazil and a small decline of $21,852 in SMS messaging revenue.

Total revenues for the year ended March 31, 2015 were $1,135,663 as compared to $1,271,427 for the year ended March 31, 2014. Revenue from our software maintenance and consulting segment declined by approximately $95,000. Also, our mobile segment decreased from $242,453, to $162,741 in fiscal 2015, due to decreased SMS aggregation sales. These decreases were partially offset by the increase of approximately $40,000 in our software segment resulting from a contribution in kind of $84,303.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

BULK SMS

Our bulk SMS messaging revenue went from $242,453 in fiscal 2014 to $162,741 in fiscal 2015 and declined to $140,889 in fiscal 2016. We experienced an increase in customers using our routes in fiscal 2014, as compared to the declines we experienced in fiscal 2015 and fiscal 2016, resulting in the increased revenue in fiscal 2014. In general, bulk messaging customers choose the aggregator that is offering the lowest cost route. We expect that the revenues of fiscal 2016 will not be indicative of future performance.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Software sales increased from $104,733 in fiscal 2014 to $144,055 in fiscal 2015 and then declined to $40,821 in fiscal 2016. The increase in 2015 reflects the clearing of backlog and the contribution in kind of $84,303. The decline in 2016 reflects the completion of backlog in 2015 and a reduction in new projects in 2016.

In addition to the sale of the software, we are generating revenue from software maintenance and consulting. Maintenance and consulting revenues have decreased from $924,241 in fiscal 2014 to $828,867 in fiscal 2015 and further declined to $437,581 in fiscal 2016. Most of the maintenance revenue was generated in Brazil as this region represents the largest concentration of users of ZIM’s IDE product. The decline in revenue is due mainly to the decrease in value of the Brazilian real compared to the United States dollar.

REVENUE FROM DISCONTINUED OPERATIONS - MOBILE CONTENT

Revenue from the sale of mobile content for the fiscal year ended March 31, 2016 was $NIL as compared to $NIL for fiscal year ended March 31, 2015 and $349 for fiscal year ended March 31, 2014. The decline was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products. Due to the continuing decline and operational cost of this business on March 31, 2013 ZIM discontinued operations in this area.

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

EXPENSES

Operating expenses

	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014
	$	$	$
Cost of revenue	67,137	70,875	163,570
Selling, general and administrative	768,194	999,718	1,049,806
Research and development	148,604	424,186	298,358
Amortization of intangible assets	3,943	8,804	9,497
	987,878	1,503,583	1,521,231

Total operating expenses decreased in fiscal 2016 compared to 2015 from $1,503,583 to $987,878 mainly due cost reductions in research and development, selling, general and administrative expenses and a weak Brazilian Real.

Total operating expenses decreased in fiscal 2015 compared to 2014 from $1,521,231 to $1,503,583 mainly due to lower cost of revenue and a strong US dollar and was offset by higher R&D expenditures.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the years ended March 31, 2016, March 31, 2015 and March 31, 2014 were $768,194, $999,718 and $1,049,806 respectively. Costs have remained stable over the three year period with fluctuations attributable to changes exchange rate, stock based compensation and withholding taxes on the transfer of funds from Brazil to Canada.

INTEREST

For the years ended March 31, 2016, we incurred interest expense of $204 related to draws on the available overdraft protection facility with the Royal Bank of Canada.

For the years ended March 31, 2015 and 2014, we did not incur any interest expense on the available overdraft protection facility with the Royal Bank of Canada as there were no draws on this facility in fiscal 2015 or 2014.

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

The Scientific Research and Development Credits received from the Canadian federal government were assessed as filed in fiscal 2015, 2014 and 2013.

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

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718). The ASU simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. The ASU will be effective for the annual reporting periods beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. We are currently evaluating the impact ASU 2016-09 will have on its consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Codification (“ASC”) Topic 842, Leases through ASU No. 2016-02. ASC Topic 842 requires a lessee to recognize all leases, including operating leases, on balance sheet via a right-of-use asset and lease liability, unless the lease is a short-term lease. All (or a portion of) fixed payments by the lessee to cover lessor costs related to ownership of the underlying assets, or executory costs, that do not represent payments for a good or service will be considered lease payments and reflected in the measurement of lease assets and lease liabilities by lessees. The new standard does not substantially change lessor accounting from current U.S. GAAP. The new standard also requires lessees and lessors to disclose more qualitative and quantitative information about their leases than current U.S. GAAP does. The standard is applied retrospectively, with elective reliefs. The new standard is effective for annual and interim reporting periods beginning after December 15, 2018 for a public business entity. Early adoption is permitted. We are currently evaluating the impact ASU 2016-02 will have on its consolidated financial statements.

In April 2015 the FASB issued Accounting Standards Update (“ASU”) No. 2015-05 about Intangibles-Goodwill and Other-Internal-Use Software. The objective is to provide guidance about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The amendment will not change GAAP for a customer’s accounting for service contracts. In addition, the guidance in this Update supersedes paragraph 350-40-25-16. Consequently, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets. The Company plans to adopted ASU 2016-05 beginning April 1, 2016. These changes did not have an impact the Company’s consolidated financial statements

In January 2015 the FASB issued ASU No. 2015-01 about Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items The objective is to reduce the cost and complexity of income statement presentation by eliminating the concept of extraordinary items while maintaining or improving the usefulness of the information provided to the users of financial statements. The extraordinary items must meet two criteria’s: unusual nature and infrequency of occurrence. If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either. The Company adopted ASU 2016-01 April 1, 2016. These changes did not have an impact the Company’s consolidated financial statements.

In May 2015, the FASB issued ASU No. 2015-09 related to revenue from contracts with customers. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard is effective for annual reporting periods beginning after December 15, 2018. Early adoption was not permitted. The Company does not expect these changes to have an impact the Company’s consolidated financial statements

B.	Liquidity and Capital Resources

As at March 31, 2016, we had cash and cash equivalents of $472,317 and working capital of $760,231 as compared to cash of $1,028,381 and working capital of $1,160,198 at March 31, 2015. As at March 31, 2014, we had cash and cash equivalents of $1,386,737 and working capital of $1,647,422.

Cash flows for the fiscal periods were as follows:

	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014
	$	$	$
Cash flows provided by (used in) operating activities	(399,605)	(64,621)	(29,477)
Cash flows provided by (used in) investing activities	(126,603)	57,328	(18,917)
Cash flows provided by financing activities	—	—	-

Operating activities consumed $399,605 of cash for the year ended March 31, 2016 as compared to consuming cash of $64,621 for the year ended March 31, 2015 and consuming of $29,477 during the year ended March 31, 2014. The increase in cash consumption is mainly a reflection of the decrease in operating performance.

We used cash in the amount of $126,603 in fiscal 2016, generated $57,328 in fiscal 2015, and used $18,917 in fiscal 2014 in investing activities. The $126,603 used in fiscal 2016 was used mainly to invest in other companies. In fiscal 2015 the cash used was offset by the proceeds of the sale of an investment in the amount of $66,611. In fiscal 2014 cash was used for the purchase of furniture and fixtures.

At March 31, 2016, the Company had access to an overdraft protection facility from its principal banker for approximately $38,548 (refer to Note 10 “Line of Credit” to consolidated financial statements), in addition to a cash and cash equivalent balance of $472,317.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Credit terms for software, maintenance and consulting services have remained consistent from prior periods at 30 days.

As at March 31, 2016, 76% of all receivables were current. As at March 31, 2015, approximately 85% of all receivables were current. As at March 31, 2014, approximately 90% of all receivables were current.

Cash and cash equivalents of $472,317 are comprised of $122,798 in cash and $349,519 in cash equivalents. The cash equivalents of $349,519 at March 31, 2016 ($748,779 at March 31, 2015, $1,342,291 at March 31, 2014) are comprised of:

Held in Canada:

CIBC Wood Gundy at 1.25% - $81,404 ($105,589 CDN) – No Maturity

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $268,116 (R$951,777) - No Maturity. Of these deposits $56,538 (R$120,000) are secured by Government Deposit Insurance.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. Accordingly, there can be no assurance that ZIM will be able to meet its working capital needs for any future period. In addition, the Company has an accumulated deficit of $21,213,270 for the fiscal year ended March 31, 2016.

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

Research and development expenses went from $298,358 for the year ended March 31, 2014 to $424,186 for the year ended March 31, 2015 and to $148,604 for the year ended March 31, 2016. The increase in cost for fiscal 2015 relates to contribution in kind cost of $84,303 and additional bonus payments for completion of projects in the amount of $47,757. The decrease in cost for fiscal 2016 relates to decreased staffing of this function. Research and development expenses are related to the development of the ZIM database language and are net of refundable investment tax credits on research and development expenses in Canada.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our known contractual obligations as of March 31, 2016

Contractual Obligations	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Greater Than 5 Years
	$	$	$	$	$
Operating Lease Obligations	165,606	37,496	74,991	53,119	-
Total	165,606	37,496	74.999	53,119	-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Each member of our Board of Directors is elected for a three-year term. The term of all Directors will expire in September of 2016.

The following sets forth information concerning our executive officers and directors, including their ages, present principal occupations, other business experience during the last five years, memberships on committees of the Board of Directors and directorships in other companies:

NAME	AGE	POSITION WITH ZIM
Dr. Michael Cowpland	73	President, Chief Executive Officer, and Director
John Chapman	52	Chief Financial Officer / Consultant
Steven Houck	46	Director
James Stechyson	51	Director
Donald Gibbs	70	Director

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

Donald R. Gibbs has been a Director of ZIM since July 2003. He also serves as the Chairman of ZIM's Audit Committee. Mr Gibbs is currently the Chief Operating Officer and Chief Financial Officer of The Pythian Group. Prior to this position, since May 2015 Mr. Gibbs has been a principal at the consulting firm DRG & Associates. From April 2014 until May 2015 Mr. Gibbs held the position of Chief Financial Officer of Tweed Marijuana Inc. Prior to Tweed, Mr. Gibbs was Chief Executive Officer of AirIQ between June 2008 and April 2014. From April 2007, to June 2008, Mr. Gibbs was the Chief Executive Officer of Tarquin Inc. Since July of 2004, Mr. Gibbs has been the Chairman and Chief Executive Officer of Process Photonics Inc. From June 2001 to April 2004, Mr. Gibbs was the President and Chief Executive Officer of Original Solutions Inc. He is also the principal of his own consulting company, Donald R Gibbs and Associates which provides financial and management assistance to start-up corporations. Since 1970, Mr. Gibbs has held senior financial and executive positions in Mitel Corporation, Cognos Inc., Gandalf Systems Corporation, Positron Fiber Systems Inc., Gorilla Capital Inc., VIPswitch Inc. and Original Solutions Inc. Mr. Gibbs received his Bachelor of Commerce degree from the University of Ottawa and holds a professional designation as a CPA, CMA.

EMPLOYEES

As at March 31, 2016, we had 11 full-time employees (15 as at March 31, 2015 and 15 as at March 31, 2014), with 2 employees in selling, general and administration and 9 employees in technical areas including technical support and research and development. We consider our relations with our employees to be excellent, and none of our employees are covered by a collective bargaining agreement. ZIM also contracts services from 3 consultants on a part-time basis.

Of these employees, 9 are based in Ottawa, Canada and 2 are based in Sao Paulo, Brazil.

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

The Audit Committee's functions include evaluating, and recommending to the Board the engagement of the independent registered public accounting firm, reviewing the results of their audit findings, and monitoring on a periodic basis our internal controls over financial reporting. The Audit Committee has a formally approved written charter. The Audit Committee consists of Donald Gibbs (Chairman) and Steven Houck. Mr. Gibbs is the Audit Committee’s “audit committee financial expert,” as defined in Item 16A of Form 20-F, and he is “independent” under the NASDAQ Listing Rules. Mr. Houck replaced James Stechyson as a member of the audit committee effective June 24, 2009. The Audit Committee held four meetings during the fiscal year ended March 31, 2016.

The Compensation Committee’s functions include evaluating compensation for directors, officers, employees of and consultants to the Company, and making recommendations to the Board regarding such compensation matters. The Compensation Committee has a formally approved written charter. The Compensation Committee currently consists of James Stechyson and Steven Houck. The Compensation Committee did not hold a meeting during the fiscal year ended March 31, 2016.

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

Overview of Compensation and Process

Elements of compensation for our executives include: salary and stock option grants and health, disability and life insurance. Our Compensation Committee consists of Messrs Stechyson and Houck. It generally meets as required to review any changes to the compensation plans for the next year. In fiscal 2016, there were no changes to the plan, no bonuses and no changes to the salary levels for executives, and as a result, there were no Compensation Committee meetings.

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

Summary Compensation Table

The table below provides detailed information on the compensation of the Chief Executive Officer and the Chief Financial Officer of ZIM for services rendered for the fiscal year ended March 31, 2016, 2015 and 2014. No executive officer or employee received compensation in excess of $100,000 for the fiscal year ended March 31, 2016.

Name and principal position	Year	Salary/ Consulting Payments ($)	Option Awards ($)(1)	Shares ($)	Total ($)
Michael Cowpland, President and Chief Executive Officer	2014 2015 2016	- - -	8,501 - -	- 9,038 33,243	8,501 9,038 33,243
John Chapman, (Chapman CFO Resources Inc.) Chief Financial Officer	2014 2015 2016	29,354 33,472 23,763	11,905 - -	- 24,142 -	41,258 57,613 23,763

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2014, March 31, 2015, and March 31, 2016 respectively, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s consolidated financial statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

Outstanding Equity Awards At Fiscal Year-End

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Michael Cowpland, President and Chief Executive Officer	242,500	Nil	0.0110	13-Aug-16
	393,350	Nil	0.0145	21-Nov-16
	10,000	Nil	0.0145	17-Feb-17

John Chapman (CHAPMAN CFO Resources Inc.) Chief Financial Officer	399,376	Nil	0.0145	21-Nov-16
	421,875	Nil	0.0145	17-Feb-17

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

The following table shows compensation of our non-employee directors for the fiscal year ended March 31, 2016.

Name	Option Awards ($)(1)	Common Shares ($)	Total ($)
Steven Houck	-	4,200	4,200
James Stechyson	-	5,634	5,634
Donald Gibbs	-	4,200	4,200

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2016, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 3 to the Company’s consolidated financial statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

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

Securities authorized for issuance under equity compensation plans at March 31, 2016 are as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans, excluding the securities reflected in the first column
Equity compensation plans approved by security holders	9,242,101(1)	0.0106	17,957,899
Total	9,242,101	0.0106	17,957,899

(1)	Represents ZIM common shares issuable upon the exercise of options outstanding under ZIM's Employee Stock Option Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table sets forth, as of June 30, 2016, the number and percentage of our outstanding common shares which are beneficially owned, directly or indirectly, by:

•	Each person who is known to us as the beneficial owner of 5% or more of our outstanding common shares;
•	Each director and executive officer of ZIM Corporation; and
•	All directors and executive officers of ZIM Corporation as a group.

Beneficial ownership includes shares over which the indicated person has sole or shared voting or investment power and shares which he or she has the right to acquire within 60 days of June 30, 2016. Unless otherwise indicated, the persons listed are deemed to have sole voting and investment power over the shares beneficially owned.

			Common shares
Name	Address	Title	Number	Percentage

Michael Cowpland(1)	234 Perley Court, Ottawa, Ontario	President and CEO	85,875,036	54.2%

James Stechyson(2)	5597 Goddard Street Manotick, Ontario	Director	29,240,000	18.2%

Advanced Telecom Services(3)	996 Bold Eagle School Road, Suite 1105, Wayne, PA	N/A	10,000,000	6.3%

John Chapman (CHAPMAN CFO Resources Inc.)(4)	30 Holitzner Way Ottawa, Ontario	Chief Financial Officer	3,900,940	2.5%

Steven Houck (5)	401 Hillview Avenue, Palo Alto, CA 94304	Director	1,910,000	1.2%

Donald Gibbs (6)	5 Reaney Court, Kanata, Ontario, Canada,K2K 1W7	Director	1,810,000	1.1%

All directors and executive officers as a group (5 persons) beneficially hold 122,736,076 common shares, which totals 78% of ownership.

Applicable percentage of ownership is based upon 157,809,851 common shares outstanding as of June 30, 2016, together with applicable options for such shareholder or group. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 30, 2016 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(1)	The beneficial ownership of Michael Cowpland consists of 85,229,186 common shares owned directly by Dr. Cowpland and 645,850 common shares under options, which are currently exercisable or are exercisable within 60 days of June 30, 2016. In addition, Dr. Cowpland’s ownership includes 4,518,728 common shares owned by Dr. Cowpland's spouse and 8,793,795 common shares owned by a company controlled by Dr. Cowpland's spouse. Dr. Cowpland disclaims beneficial ownership of the shares held by his spouse and the company controlled by his spouse.

(2)	The beneficial ownership of James Stechyson consists of 26,110,000 common shares. 450,000 shares are owned directly by Mr. Stechyson and 25,660,000 are owned by a company controlled by Mr. Stechyson. 3,130,000 common shares, which he has a right to acquire under stock options are currently exercisable or are exercisable within 60 days of June 30, 2016.

(3)	The beneficial ownership of Advanced Telecom Services Inc. consists of 10,000,000 common shares owned directly.

(4)	The beneficial ownership of John Chapman consists of 3,079,689 common shares and 821,251 common shares which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 30, 2016. The shares and options assigned to Mr. Chapman are held by CHAPMAN CFO Resources Inc. in which Mr. Chapman is the controlling shareholder.

(5)	The beneficial ownership of Steven Houck consists of 1,000,000 common shares owned directly by Mr. Houck and 910,000 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 30, 2016.

(6)	The beneficial ownership of Donald Gibbs consists of 1,000,000 common shares owned directly by Mr. Gibbs and 810,000 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 26, 2016.

The Board of Directors has determined that all directors who served on the Board during fiscal 2016, other than Dr. Michael Cowpland and Mr. James Stechyson, are or were “independent” under NASDAQ Listing Rules. The Board has further determined that the members of the Audit Committee also meet the additional independence requirements of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission.

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

On August 22, 2015, 2,695,943 shares were issued to Dr. Michael Cowpland, 1,250,000 shares were issued to a holding company controlled by Mr. James Stechyson and 1,000,000 common shares were issued to each of Ms. Debbie Weinstein, Mr. Steven Houck and Mr. Donald Gibbs on approval of the Board of Directors.

On February 22, 2016, 6,850,019 shares were issued to Dr. Michael Cowpland, 120,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors.

VOTING RIGHTS

Major Shareholders of the Company do not hold any special voting rights.

LOCATION OF STOCK HOLDINGS

At June 30, 2016, 108,046,019 (69%) of ZIM’s common shares are held outside of the United States. The number of shareholders of record is 1,007.

CONTROL

The Company is not owned or controlled directly or indirectly by another corporation, foreign government or by any other natural of legal person(s) severally or jointly.

ITEM 7B. RELATED PARTY TRANSACTIONS

A director of the Company is a director and principal owner of a company that provides hosting services to ZIM. During the fiscal year ending March 31, 2016 the company paid $27,870 for these services. From April 1, 2016 to May 31, 2016 the company paid $3,927 for these services.

An Officer of the Company is the principal owner of a company that provides finance, accounting and bookkeeping services to ZIM. During the fiscal year ending March 31, 2016 the company paid $23,763 for these services. From April 1, 2016 to May 31, 2016 the company paid $2,496 for these services.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Refer to Item 18 for Consolidated Financial Statements

B.	Significant Changes

There have been no significant changes to our business since the fiscal year ended March 31, 2016.

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

PERIOD	HIGH	LOW
Fiscal 2011	$ 0.0200	$ 0.0040
Fiscal 2012	$ 0.0200	$ 0.0001
Fiscal 2013	$ 0.0110	$ 0.0020
Fiscal 2014	$ 0.0300	$ 0.0007
Fiscal 2015	$ 0.0253	$ 0.0012
Fiscal 2016	$ 0.0070	$ 0.0030

Fiscal 2015 First Quarter	$ 0.0075	$ 0.0253
Fiscal 2015 Second Quarter	$ 0.0121	$ 0.0083
Fiscal 2015 Third Quarter	$ 0.0090	$ 0.0012
Fiscal 2015 Fourth Quarter	$ 0.0050	$ 0.0050
Fiscal 2016 First Quarter	$ 0.0050	$ 0.0050
Fiscal 2016 Second Quarter	$ 0.0070	$ 0.0042
Fiscal 2016 Third Quarter	$ 0.0042	$ 0.0031
Fiscal 2016 Fourth Quarter	$ 0.0033	$0.0030
Fiscal 2017 First Quarter	$ 0.0030	$0.0021

Fiscal 2016 January 2016	$ 0.0033	$ 0.0032
Fiscal 2016 February 2016	$ 0.0033	$ 0.0030
Fiscal 2016 March 2016	$ 0.0032	$ 0.0030
Fiscal 2017 April 2016	$ 0.0030	$ 0.0030
Fiscal 2017 May 2016	$ 0.0030	$0.0021
Fiscal 2017 June 2016	$ 0.0021	$0.0021

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

The Company believes that it was classified as a PFIC during the tax year ended March 31, 2016, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

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

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings. A hypothetical 10% change in the value of one Brazilian real expressed in U.S. dollars during the year ended March 31, 2016 would have caused an approximate $37,298 change in the Company’s revenue for the fiscal year 2016. The Company is exposed to exchange risk due to the timing of the movement of funds between subsidiaries and the parent company related to the transfer pricing agreement and the pricing of contracts in non-functional currencies. Financial instruments denominated in foreign currencies that lead to foreign exchange risk when funds are moved include:

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2016	March 31, 2015

Canadian dollars	165,874	405,874
US dollars	17,292	50,441
Brazilian reals	1,161,324	2,094,638

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2016	March 31, 2015

Canadian dollars	20,113	21,531
US dollars	8,970	7,492
Brazilian reals	120,097	123,796

Accounts payable include the following amounts payable in their source currency:

	March 31, 2016	March 31, 2015

Canadian dollars	9,729	28,648
US dollars	1,661	545
Brazilian reals	—	6,929

Accrued liabilities include the following accruals in their source currency:

	March 31, 2016	March 31, 2015

Canadian dollars	41,674	99,733
Brazilian reals	33,333	27,086

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

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2016	March 31, 2015

Canada	27%	27%
North America, excluding Canada	15%	12%
South America	58%	61%
	100%	100%

FAIR VALUE

The carrying values of accounts receivable, investment tax credits receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We are a small company with 11 full-time employees as of March 31, 2016, and we depend to a great extent on principal members of our management staff.  If we lose the services of any key personnel, in particular Dr. Michael Cowpland, our President and Chief Executive Officer, and Mr. James Stechyson, our Chairman, the loss could significantly impede the achievement of our research and development objectives and delay our product development programs and commercialization of our product candidates.  We do not currently have any key man life insurance policies.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2016.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below related to our financial reporting processes and information technology security protocols.

Management’s Annual Report on Internal Control over Financial Reporting

ZIM’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, as previously stated in this annual report, our management concluded that our internal control over financial reporting was not effective as of March 31, 2016, due to the existence of certain significant deficiencies which constituted a material weakness, as described in greater detail below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our consolidated financial statements will not be prevented or detected on a timely basis.

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

During the most recent two fiscal year ends, we were billed for audit, audit-related, tax and other services provided by Independent Registered Public Accounting Firm, MNP LLP, as follows:

	Year ended March 31, 2016	Year ended March 31, 2015
Audit fees	38,548	52,824
Tax fees	7,710	8,804
Total	46,258	61,628

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

All audit and tax fees are estimated by the Independent Registered Public Accounting Firm and approved by the audit committee before they are performed. There were no significant differences between the approved estimates and final fees for fiscal years 2015 and 2016.

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

None

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART THREE

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide consolidated financial statements prepared under United States generally accepted accounting principles, which appear in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of ZIM Corporation

We have audited the accompanying consolidated balance sheet of ZIM Corporation and subsidiaries (the “Company”) as of March 31, 2016, and March 31, 2015, and the related consolidated statement of comprehensive loss, shareholders’ equity, and cash flows for the year ended March 31, 2016 and March 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ZIM Corporation and subsidiaries as of March 31, 2016, and 2015, and the results of their operations and their cash flows for the year ended March 31, 2016, and 2015, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 2 to the consolidated financial statements, which indicate that the Company incurred a comprehensive loss of $354,715 and an accumulated deficit of $21,213,270 during the year ended March 31, 2016. The Company's continuance as a going concern is dependent upon its ability to generate revenue sufficient to fund its cash flow needs. These conditions as described in Note 2, indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

/s/ MNP LLP

---------------------------------------------

MNP LLP

Chartered Professional Accountants,

Licensed Public Accountants

Ottawa, Canada

July 19, 2016

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of ZIM Corporation

We have audited the accompanying consolidated balance sheet of ZIM Corporation and subsidiaries as of March 31, 2014 and the related consolidated statements of comprehensive income, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ZIM Corporation and subsidiaries as of March 31, 2014, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Raymond Chabot Grant Thornton LLP

---------------------------------------------

Raymond Chabot Grant Thornton LLP

Chartered Professional Accountants,

Licensed Public Accountants

Ottawa, Canada

July 28, 2014

ZIM Corporation and Subsidiaries Consolidated Balance Sheets
(Expressed in US dollars)

	March 31, 2016	March 31, 2015
ASSETS	$	$
Current assets
Cash and cash equivalents	472,317	1,028,381
Accounts receivable, net of allowance for doubtful accounts of $NIL and $NIL as of March 31, 2016 and 2015	58,307	63,353
Investment tax credits receivable	281,644	300,404
Other tax credits	84,652	53,570
Prepaid expenses	24,959	12,976
	921,879	1,458,864

Investments	116,414	788
Intangible assets	—	4,358
Equipment, net	26,317	24,506
	1,064,610	1,488,516
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	9,161	25,309
Accrued liabilities	41,518	87,143
Deferred revenue	110,969	186,034
	161,648	298,486

Deferred rent	11,035	—
Total liabilities	172,683	298,486

Shareholders' equity:
Preferred shares, no par value, non-cumulative	—	—
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; NIL issued and outstanding shares at March 31, 2016 and 2015.	—	—
Common shares, no par value,
Unlimited authorized shares; 157,809,851 shares issued and outstanding as at March 31, 2016 and 143,843,889 shares as at March 31, 2015.	19,484,482	19,432,795
Additional paid-in capital	2,960,789	2,955,865
Accumulated deficit	(21,213,270)	(20,901,590)
Accumulated other comprehensive income	(340,074)	(297,040)
	891,927	1,190,030
	1,064,610	1,488,516

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation and Subsidiaries

Consolidated Statements of Comprehensive Loss

(Expressed in US Dollars)

	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014
	$	$	$
Revenue
Mobile	140,889	162,741	242,453
Software	40,821	144,055	104,733
Software maintenance and consulting	437,581	828,867	924,241
Total revenue	619,291	1,135,663	1,271,427
Operating expenses
Cost of revenue	67,137	70,875	163,570
Selling, general and administrative	768,194	999,718	1,049,806
Research and development	148,604	424,186	298,358
Amortization of intangible assets	3,943	8,804	9,497
Total operating expenses	987,878	1,503,583	1,521,231
Operating (loss) from continuing operations	(368,587)	(367,920)	(249,804)

Other income (expenses):
Dividends from investments	5,782
Gain on disposition of investment	—	66,611	—
Impairment of investments	—	—	(180,271)
Interest income, net	51,273	76,063	60,619
Total other income (expense)	57,055	142,674	(119,652)
Loss from continuing operations and before income taxes	(311,532)	(225,246)	(369,456)
Income tax (recovery) expense (note 15)	(148)	11,502	(12,750)
Loss from continuing operations	(311,680)	(236,748)	(356,706)
Gain (loss) from discontinued operations (Note 9)	—	—	5,364
Net loss	(311,680)	(236,748)	(351,342)
Other comprehensive income, net of tax
Foreign currency translation adjustment	(43,034)	(361,554)	(174,542)
Comprehensive loss	(354,714)	(598,302)	(525,884)
Basic and diluted (loss) per share from continuing operations	(0.002)	(0.002)	(0.003)
Basic and diluted (loss) per share from discontinued operations	(0.000)	(0.000)	(0.000)
Weighted average number of shares outstanding – basic and diluted	148,774,284	139,181,715	135,460,867

 The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation and Subsidiaries Consolidated Statements of Shareholders’ Equity (Expressed in US dollars)

	Number of common shares issued	Common shares	Additional paid- in capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders' equity
		$	$	$	$	$
Balance as at April 1, 2014	135,460,867	19,362,796	2,943,966	(20,664,842)	64,514	1,706,434
Shares issued in lieu of compensation	8,383,022	69,999				69,999
Stock options granted			11,899			11,899
Comprehensive income
Net loss				(236,748)		(236,748)
Cumulative translation adjustment					(361,554)	(361,554)
Balance as at March 31, 2015	143,843,889	19,432,795	2,955,865	(20,901,590)	(297,040)	1,190,030

The accompanying notes are an integral part of the consolidated financial statements.

ZIM Corporation and Subsidiaries Consolidated Statements of Shareholders’ Equity (Continued) (Expressed in US dollars)

	Number of common shares issued	Common shares	Additional paid- in capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders' equity
		$	$	$	$	$
Balance as at March 31, 2015	143,843,889	19,432,795	2,955,865	(20,901,590)	(297,040)	1,190,030
Shares issued in lieu of compensation	13,965,962	51,687				51,687
Stock options granted			4,924			4.924
Comprehensive income
Net loss				(311,680)		(311,680)
Cumulative translation adjustment					(43,034)	(43,034)
Balance as at March 31, 2016	157,809,851	19,484,482	2,960,789	(21,213,270)	(340,074)	891,927

The accompanying notes are an integral part of the consolidated financial statements.

ZIM Corporation and Subsidiaries Consolidated Balance Sheets
Consolidated Statements of Cash Flows
(Expressed in US dollars)

	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014
	$	$	$

OPERATING ACTIVITIES
Net loss	(311,680)	(236,748)	(351,342)
Items not involving cash:
Depreciation of property and equipment	9,166	19,347	10,953
Amortization of intangible asset	3,943	8,804	9,497
(Gain) impairment of investment	-	(66,611)	180,271
Stock-based compensation	55,063	81,898	78,226
Changes in operating working capital:
Decrease (increase) in accounts receivable	5,046	60,316	30,802
Decrease (increase) in investment tax credits	18,760	(7,692)	1,094
Decrease (increase) in other tax credits	(31,082)	85,873	(13,106)
Increase in prepaid expenses	(11,983)	3,144	6,225
Increase (decrease) in accounts payable	(16,148)	(5,344)	20,774
Increase (decrease) in accrued liabilities	(45,625)	31,823	(11,271)
Increase (decrease) in deferred revenue	(75,065)	(39,431)	8,400
Cash flows used in operating activities	(399,605)	(64,621)	(29,477)

INVESTING ACTIVITIES
Purchase of equipment	(10,977)	(9,283)	(18,917)
Purchase of (proceeds from) investment	(115,626)	66,611	-
Cash flows used in investing activities	(126,603)	57,328	(18,917)
Effect of changes in exchange rates on cash and cash equivalents	(29,856)	(351,063)	(156,376)
Decrease in cash and cash equivalents	(556,064)	(358,356)	(204,770)
Cash and cash equivalents, beginning of year	1,028,381	1,386,737	1,591,507
Cash and cash equivalents, end of year	472,317	1,028,381	1,386,737

The accompanying notes are an integral part of the consolidated financial statements.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

Revenue from the sale of mobile content for the fiscal year ended March 31, 2016 was $NIL as compared to $NIL for fiscal year ended March 31, 2015 and $349 for fiscal year ended March 31, 2014. The decline was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products. Due to the continuing decline and operational cost of this business on March 31, 2013 ZIM discontinued operations in this area.

2	- GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States ("US GAAP").The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. To date the Company has incurred an accumulated loss of $21,213,270 and negative cash flow from operations of $399,605. This raises significant doubt about the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue sufficient to fund its cash flow needs. There is no certainty that this and other strategies will be sufficient to permit the Company to continue as a going concern.

Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the classifications used in the statement of financial position. Such differences in amounts could be material.

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the period. Estimates have been made by management in several areas, including, but not limited to, the realizability of accounts receivable and investments, the valuation allowance associated with deferred income tax assets, investment tax credits, expected useful life of equipment, the fair value calculation with respect to the stock options, and the accrued accounts receivable and accrued accounts payable related to our premium SMS business. Actual results may differ from those estimates.

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

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

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

In general, credit terms of 30 days are extended to customers with a small number of customers receiving longer payment terms based on the long-standing relationship with ZIM.

MOBILE REVENUE RECOGNITION

Revenues from the Company’s mobile segment are derived principally from providing aggregation services and from their mobile content portals.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

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

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

TRANSLATION OF FOREIGN CURRENCIES

The Company's reporting currency is the US dollar and the functional currency is the Canadian dollar for ZIM Corporation, US Dollar for AIS and Brazilian Reals for ZIM do Brazil.

The accounts of the Company's subsidiaries that are recorded in their respective functional currencies, remeasure their foreign currency transactions as follows: gains or losses from foreign currency transactions such as those resulting from the settlement of receivables or payables denominated in foreign currency, are remeasured at the weighted average exchange rates for the period and are included in the statement of operations of the current period. For the years ended March 31, 2016, 2015, and 2014, the Company recognized a foreign exchange loss of $592, a foreign exchange loss of $6,100, and a foreign exchange loss of $4,433, respectively, in the accompanying consolidated statements of operations included in the selling, general and administration line.

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

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

	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014

Risk-free interest rates	0.99%	0.94%	0.64%
Expected volatility	161%	231%	443%
Dividend yield	-	-	-
Expected life of options (years)	3.0	3.0	3.0

EQUIPMENT

Equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the underlying assets using the following methods and rates:

Computer equipment	40%	Declining balance
Software	40%	Declining balance
Office furniture and equipment	20%	Declining balance
Voice communications equipment	20%	Declining balance
Leasehold improvements	5 years	Straight line over the lesser of 5 years or the term of the underlying lease

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

IMPAIRMENT OF EQUIPMENT

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

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718). The ASU simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. The ASU will be effective for the annual reporting periods beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. We are currently evaluating the impact ASU 2016-09 will have on its consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Codification (“ASC”) Topic 842, Leases through ASU No. 2016-02. ASC Topic 842 requires a lessee to recognize all leases, including operating leases, on balance sheet via a right-of-use asset and lease liability, unless the lease is a short-term lease. All (or a portion of) fixed payments by the lessee to cover lessor costs related to ownership of the underlying assets, or executory costs, that do not represent payments for a good or service will be considered lease payments and reflected in the measurement of lease assets and lease liabilities by lessees. The new standard does not substantially change lessor accounting from current U.S. GAAP. The new standard also requires lessees and lessors to disclose more qualitative and quantitative information about their leases than current U.S. GAAP does. The standard is applied retrospectively, with elective reliefs. The new standard is effective for annual and interim reporting periods beginning after December 15, 2018 for a public business entity. Early adoption is permitted. We are currently evaluating the impact ASU 2016-02 will have on its consolidated financial statements.

 ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

In April 2015 the FASB issued Accounting Standards Update (“ASU”) No. 2015-05 about Intangibles-Goodwill and Other-Internal-Use Software. The objective is to provide guidance about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The amendment will not change GAAP for a customer’s accounting for service contracts. In addition, the guidance in this Update supersedes paragraph 350-40-25-16. Consequently, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets. The Company plans to adopted ASU 2016-05 beginning April 1, 2016. These changes did not have an impact the Company’s consolidated financial statements

In January 2015 the FASB issued ASU No. 2015-01 about Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items The objective is to reduce the cost and complexity of income statement presentation by eliminating the concept of extraordinary items while maintaining or improving the usefulness of the information provided to the users of financial statements. The extraordinary items must meet two criteria’s: unusual nature and infrequency of occurrence. If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either. The Company adopted ASU 2016-01 April 1, 2016. These changes did not have an impact the Company’s consolidated financial statements.

In May 2015, the FASB issued ASU No. 2015-09 related to revenue from contracts with customers. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard is effective for annual reporting periods beginning after December 15, 2018. Early adoption was not permitted. The Company does not expect these changes to have an impact on the Company’s consolidated financial statements

4 - ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company recognizes any interest accrued related to unrecognized tax benefits in interest and penalties in income tax benefit in the Consolidated Statement of Comprehensive income.

5 - ACCOUNTS RECEIVABLE

	March 31, 2016	March 31, 2015
	$	$
Trade accounts receivable	47,362	59,460
Allowance for doubtful accounts	-	-
Other	10,945	3,893
	58,307	63,353

 ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

6 – INVESTMENTS AND LONG TERM DEPOSITS

Investments and long term deposits	Investment Date	Value at Investment Date	2016	2015	Available For Sale
Seregon	October 1, 2009	95,147	-	-	No
CP4H	June 29, 2012	187,367	-	-	No
LW Capital Pool	May 31, 2010	10,290	-	-	No
Hosted Bizz	Dec. 31, 2013	1,005	771	788	No
Equispheres Inc.	August 26,2015	111,990	115,643	-	No

On October 21, 2009, ZIM Corporation made a $95,147 investment in Seregon Solutions Inc.

The investment consisted of the purchase of 61,480 common shares and 69,677 warrants. Depending on the fiscal 2010 results of Seregon each warrant was convertible, at no cost to ZIM, to a portion of a common share or would have expired with no action. The warrants converted during fiscal 2012 and ZIM gained an additional 69,677 common shares to a total of 131,157. With the additional shares provided to ZIM, ZIM did not gain significant influence, or control, over Seregon.

Due to a significant downturn in the business outlook for Seregon, ZIM has determined that this investment is fully impaired and, on March 31, 2014, has taken an impairment charge equal to the full value of the investment.

On June 29th, 2012, ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd. (“CP4H”) The investment consisted of the purchase of 200 common shares at a price of $187,367.

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

Due to material changes in the business outlook for CP4H, ZIM has determined that this investment is fully impaired and, on March 31, 2015, has taken an impairment charge equal to the full value of the investment.

On March 31, 2010, ZIM Corporation invested $10,000 Canadian Dollars in LW Capital Pool Inc. (“LWCPI”). On April 3, 2015, LWCPI completed a reverse takeover transaction with Tweed Marijuana Inc. (“Tweed”) and in exchange for its investment in LWCPI ZIM received 20,000 shares of Tweed.

On April 11, 2015 the Company sold its shares of Tweed of a net gain of $71,842 Canadian Dollars, which at the prevailing exchange rate of 1.0979 equals $65,436 United States Dollars. Transaction fees amounted to $727.

On April 30, 2015, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 250,000 common shares at a price of $20,042.

On August 26, 2015, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 500,000 common shares at a price of $91,948

Equispheres Inc. is an advanced materials company developing new technologies for the production of metallic particles for use in additive manufacturing.

7 – INTANGIBLE ASSETS

On October 27th, 2010, ZIM purchased all of the technology assets of Torch Technologies for the sum of $50,000 Canadian dollars ($51,451 United States dollars). The assets include database migration methodologies and software assets.

The Company recorded the acquired technology assets as intangible assets on the consolidated balance sheet. This asset was being amortized over 60 months on a straight line basis. Amortization expense for fiscal 2016 was $3,943 and the net book value as at March 31, 2016 was $NIL. Amortization expense for fiscal 2015 was $8,804 and the net book value as at March 31, 2015, was $4,358. Amortization expense for fiscal 2014 was $9,497 and net book value as at March 31, 2014, was $13,814.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

8 - EQUIPMENT

March 31, 2016	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	845,762	835,296	10,466
Software	78,246	72,446	5,800
Office furniture and equipment	184,570	175,388	9,182
Voice communications equipment	4,765	4,314	451
Leasehold improvements	128,354	127,936	418
	1,241,697	1,215,380	26,317

March 31, 2015	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	861,019	850,484	10,535
Software	74,259	72,832	1,427
Office furniture and equipment	189,099	177,670	11,429
Voice communications equipment	4,897	4,320	577
Leasehold improvements	125,286	124,748	538
	1,254,560	1,230,054	24,506

Depreciation expense for the year ended March 31, 2016 was $9,166 ($19,347 and $10,953 for the years ended March 31, 2015 and 2014 respectively). These expenses are included in the cost of revenue account, the selling, general, and administration account and the research and development account.

9 – DISCONTINUED OPERATIONS

Revenue from the sale of mobile content for the fiscal year ended March 31, 2016 was NIL Revenue from the sale of mobile content for the fiscal year ended March 31, 2015 was $NIL as compared to $349 for fiscal year ended March 31, 2014. The decline was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products. Due to the continuing decline and operational cost of this business on March 31, 2013 ZIM discontinued operations in this area.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

	Year Ended March 31, 2016	Year Ended March 31, 2015	Year Ended March 31, 2014
Revenue	-	-	349
(Cost) recovery of revenue	-	-	5,015
Selling, general and administrative	-	-	-
Research and development	-	-	-
Gain (loss) from discontinued operations	-	-	5,364

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

10 – LINE OF CREDIT

During fiscal 2016, a working capital line of credit, in the form of overdraft protection, was available at approximately $38,548 (equivalent to $50,000 Canadian, the Company’s functional currency) from the Company’s major financial institution. This credit facility is secured by the Company’s assets. Amounts drawn on this credit facility bear interest at the prime rate, as published by the Royal Bank of Canada, plus 1.75%.

In order to maintain the working capital line of credit the Company must maintain a Tangible Net Worth of greater than $150,000 Canadian dollars (equivalent to $118,269 US dollars) and a ratio of current assets to current liabilities greater than 1.10:1. During fiscal years 2016 the Company has not been in violation of these covenants.

As at March 31, 2016 nothing was drawn down on this line of credit. The line of credit does not have defined expiration or renewal dates.

11 - ACCRUED LIABILITIES

	March 31, 2016	March 31, 2015
	$	$

Employee related accruals	41,518	91,586
Withholding tax accrual	-	(6,100)
Trade	-	1,064
	41,518	87,143

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

12 – COMMON SHARE ISSUE

The Company did not issue any common shares, except for those issued as compensation as described in notes 13 and 14, during the years ended March 31, 2016 or March 31, 2015 pursuant to the exercise of stock options by employees and the granting of stock for executive officers.

On November 12, 2009, the Board of Directors approved a share repurchase plan. Shares may be repurchased by the company to a maximum of $200 per day and $12,000 per quarter. The repurchase program has no expiration date. As of March 31, 2016 no shares have been repurchased as part of this program.

13 - RELATED PARTY TRANSACTIONS

No remuneration has been recorded in these consolidated financial statements for the services of the Chief Executive Officer (CEO) for the fiscal year 2016, 2015 and 2014 except for the 9,545,962 shares of common stock, valued at $33,243 issued through the fiscal year 2016, 1,013,333 shares of common stock, valued at $9,038 issued through the fiscal year 2015 and for stock options issued through the year with a fair market value of $NIL, and $8,501 for the fiscal years 2015 and 2014 respectively. The CEO is also a director and the controlling shareholder.

A director of the Company is a director and principal owner of a company that provides hosting services to ZIM. During the fiscal year ending March 31, 2016 the company paid $27,870 for these services. From April 1, 2016 to May 31, 2016 the company paid $3,927 for these services.

An Officer of the Company is the principal owner of a company that provides finance, accounting and bookkeeping services to ZIM. During the fiscal year ending March 31, 2016 the company paid $23,763 for these services. From April 1, 2016 to May 31, 2016 the company paid $2,496 for these services.

On April 11, 2014 the Company sold its shares of Tweed for a net gain of $71,842 Canadian Dollars, which at the prevailing exchange rate of 1.0979 equals $65,436 United States Dollars. Transaction fees amounted to $727. At the time of the transaction the Chairman of ZIM’s Audit Committee was also the Chief Financial Officer at Tweed.

14 - STOCK BASED COMPENSATION

During the year ended March 31, 2016 and March 31, 2015, the Company issued common shares and options to employees and non-employees, and as a result, common shares and additional paid in capital has been increased by $55,063 and $81,898 respectively.

At various times through fiscal year 2015 Dr. Cowpland received a total of 9,545,962 shares of common stock in lieu of cash for services provided to the Company, valued at $33,243.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

At various times through fiscal year 2015 a Company controlled by Mr. Stechyson received a total of 1,370,000 shares of common stock in lieu of cash for services provided to the Company, valued at $5,634.

On August 22, 2015, 1,000,000 common shares were issued to each of Ms. Debbie Weinstein, Mr. Steven Houck and Mr. Donald Gibbs for a total of 3,000,000 common stock in lieu of cash for services provided to the Company, valued at $12,600.

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

Under ZIM’s Employee Stock Option Plan, the Company may grant options to its officers, directors and employees for up to 27,200,000 common shares. As at March 31, 2016, 9,242,101 (March 31, 2015, 11,597,963) options were outstanding under the Employee Stock Option Plan. Stock options are granted with an exercise price equal to the common share’s fair market value at the date of grant. Options are granted periodically and both the maximum term of an option and the vesting period are set at the Board's discretion. All options granted in fiscal year 2016 vested on the day of the grant and have a three year term. The expected life of the grants due to forfeitures and exercise of options is estimated based on recent history and is 3.0 years.

The Company recognized the following expense relating to stock options and grants:

	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014
	$	$	$
Options compensation expense for employees	2,809	3,405	22,731
Options compensation expense for consultants	3,401	8,494	55,495
Stock grant compensation expense for Consultants	3,986	60,961	-
Stock grant compensation expense for executive officers	44,867	9,038	-
Total expense	55,063	81,898	78,226

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

All options granted vested on the day of the grant resulting in the Company not having any non-vested awards as of March 31, 2016 or March 31, 2015.

A summary of the status of the stock options is as follows:

	March 31, 2016 Number of options outstanding	March 31, 2015 Number of options outstanding

Options outstanding, beginning of year	17,607,963	21,584,558
Granted	2,263,000	1,397,000
Expired	(10,628,862)	(5,373,595)
Options outstanding, end of year	9,242,101	17,607,963

The following table represents a summary of the options outstanding as at March 31, 2016:

	Options outstanding and exercisable
Range of exercise prices	Number Outstanding at March 31, 2016	Weighted average remaining contractual life
$		Years
0.002-0.004	873,000	2.75
0.004-0.008	2,175,000	2.07
0.008-0.012	1,569,500	0.64
0.016-0.020	4,624,601	0.52
	9,242,101	1.12

The weighted average grant-date fair value of options granted and vested in fiscal 2016 and 2015 were $0.0051 and $0.0081 respectively.

As at March 31, 2016 there were NIL options in the money.

EMPLOYEE AND NON-EMPLOYEE OPTIONS

During the year ended March 31, 2016, 863,000 options were granted to employees. In the year ended March 31, 2015, 457,000 options were granted to employees.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

During the year ended March 31, 2016, 1,400,000 options were granted to non-employees. In the year ended March 31, 2015, 940,000 options were granted to non-employees.

No options have been granted with exercise prices below the market price on the respective grant dates during the year ended March 31, 2016 or March 31, 2015.

15 - INTEREST

	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014
	$	$	$

Interest income	55,436	81,521	70,621
Interest expense	(4,163)	(5,459)	(10,002)
Total	51,273	76,063	60,619

16 - INCOME TAXES

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

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to loss before taxes, as follows:

	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014
	$	$	$
Tax Rate, comprised of a federal rate of 11.00% and a provincial rate of 4.50%	15.50%	15.50%	15.50%

Expected Canadian Income Tax (Recovery)	(48,287)	(34,913)	(54,458)
Change in valuation allowance	25,102	(208,774)	6,700
Expired Ontario transitional tax credit	-	193,415	-
Permanent differences	21,958	16,049	11,778
Difference between Canadian and foreign tax rates	(6,326)	1,098	(2,555)
Adjustments to deferred tax assets	-	45,487	7,723
Other	7,701	(859)	23,116
	148	11,502	(12,750)

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

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

Refundable investment tax credits for research and development in Canada of $305,708, $300,404, and $292,712, and for the years ended March 31, 2016, March 31, 2015 and March 31, 2014, respectively is netted against research and development expense. The investment tax credits are subject to review and approval by taxation authorities and it is possible that the amounts granted will be different from the amounts recorded by the Company.

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that gave rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

	March 31, 2016	March 31, 2015
	$	$
Temporary differences
Losses available for carry forward	155,096	196,556
Property and equipment - differences in net book value and unamortized capital cost	124,501	126,170
Intangible assets - differences in net book value and tax basis	215,205	219,481
Unused scientific research and experimental development amounts deductible and investment tax credits available for carry forward	807,603	803,397
Other	73,254	35,373
Gross deferred tax asset	1,375,659	1,380,976
Valuation allowance	(1,375,659)	(1,380,976)
Net deferred tax asset	-	-

The Company has federal and provincial non-capital losses available to reduce taxable income in Canada, which expire in the following years:

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

Federal & Provincial
$

2015	-
2026	685,338
2027 and thereafter	315,279
1,089,999

The Company has capital losses of $361,818, which are available indefinitely to reduce capital gains in future years as of March 31, 2016.

As at March 31, 2016, the Company had accumulated unclaimed federal and provincial scientific research and experimental development deductions of approximately $3,849,270 ($3,473,557 in 2015). This amount can be carried forward indefinitely to reduce income taxes payable in future years.

The Company has federal scientific research and experimental development credits available to reduce income taxes in Canada, which expire in the following years:

2019	5,125
2020	-
2021	13,937
2022	273,087
2023	1,753
2024	2,196
2025 to 2033	9,611
305,708

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

The following securities are considered "in the money" and could potentially dilute the basic earnings per share in the future but have not been included in diluted earnings per share because their effect was negligible or antidilutive:

	March 31, 2016	March 31, 2015	March 31, 2014

Stock options	-	7,893,019	16,002,457

Total options outstanding at March 31, 2016, 2015 and 2014 were 9,242,101, 17,607,963, and 21,584,558 respectively.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

18 - FINANCIAL RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings. A hypothetical 10% change in the value of one Brazilian real expressed in U.S. dollars during the year ended March 31, 2016 would have caused an approximate $37,298 change in the Company’s revenue for the fiscal year 2016. The Company is exposed to exchange risk due to the timing of the movement of funds between subsidiaries and the parent company related to the transfer pricing agreement and the pricing of contracts in non-functional currencies. Financial instruments denominated in foreign currencies that lead to foreign exchange risk when funds are moved include:

Cash and cash equivalents of $472,317 are comprised of $122,798 cash and $349,519 in cash equivalents. The cash equivalents of $349,519 at March 31, 2016 ($748,779 at March 31, 2015, $1,342,291 at March 31, 2014) are comprised of:

Held in Canada:

CIBC Wood Gundy at 1.25% - $81,404 ($105,589 CDN) – No Maturity

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $268,116 (R$951,777) - No Maturity. Of these deposits $56,538 (R$120,000) are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2016	March 31, 2015

Canadian dollars	165,874	405,874
US dollars	17,292	50,441
Brazilian reals	1,161,324	2,094,638

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2016	March 31, 2015

Canadian dollars	20,113	21,531
US dollars	8,970	7,492
Brazilian reals	120,097	123,796

Accounts payable include the following amounts payable in their source currency:

	March 31, 2016	March 31, 2015

Canadian dollars	9,729	28,648
US dollars	1,661	545
Brazilian reals	-	6,929

Accrued liabilities include the following accruals in their source currency:

	March 31, 2016	March 31, 2015

Canadian dollars	41,674	99,733
Brazilian reals	33,333	27,086

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

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2016	March 31, 2015

Canada	27%	27%
North America, excluding Canada	15%	12%
South America	58%	61%
	100%	100%

FAIR VALUE

The carrying values of accounts receivable, accounts payable, available for sale investments and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

19 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE COMMITMENTS

The Company has the following financial commitments related to minimum rent expenses for facilities:

$
2016	37,496
2017	37,496
2018	37,496
2019	37,496
2020	15,623
Total	165,606

For the year ended March 31, 2016, facilities expense was $94,766 ($116,540 for the year ended March 31, 2015 and $122,227 for the year ended March 31, 2014). The lease was renewed for 5 years and 2 months on March 21, 2016.

OTHER

The Company is committed to pay an unrelated third party $75,000 upon the listing of ZIM Corporation’s common shares on a national securities exchange.

20 - SUPPLEMENTAL CASH FLOW DISCLOSURE

	Year ended March 31, 2016	Year ended March 31, 2015
	$	$
Interest paid	(4,163)	(10,002)
Income taxes paid	148	(3,661)
Investment tax credit on research and development received	296,924	333,106

21 - SEGMENT REPORTING

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

Year ended March 31, 2016	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	140,889	478,402	619,291
Cost of revenue	6,241	60,896	67,137
Gross margin	134,648	417,506	552,154

Allocation of operating expenses	224,532	696,209	920,741
Allocation of interest income, net	(13,959)	(43,096)	(57,055)
Income taxes	-	148	148
	210,573	653,261	863,834

Net loss	(75,925)	(235,755)	(311,680)

Year ended March 31, 2015	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	162,741	972,922	1,135,663
Cost of revenue	8,540	62,335	70,875
Gross margin	154,201	910,587	1,064,788

Allocation of operating expenses	207,482	1,225,225	1,432,707
Allocation of interest income	(11,015)	(65,048)	(76,063)
Gain on investment	(9,647)	(56,964)	(66,611)
Income tax recovery	1,666	9,837	11,503
	188,486	1,113,050	1,301,536

Net loss	(34,285)	(202,463)	(236,748)

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

Year ended March 31, 2014	Mobile	Software, Maintenance and Consulting	Total
	$	$	$

Revenue	242,453	1,028,974	1,271,427
Cost of revenue	7,036	156,534	163,570
Gross margin	235,417	872,440	1,107,857

Allocation of operating expenses	288,500	1,069,162	1,357,661
Allocation of interest income, net	-	180,271	180,271
Impairment of investment	(12,881)	(47,738)	(60,619)
Income taxes recovery	(2,709)	(10,041)	(12,750)
	272,909	1,191,654	1,464,563

Net loss	(37,492)	(319,214)	(356,706)

One customer accounted for approximately 16% for the year ended March 31, 2014, one customer accounted for approximately 12.5% of revenue for the year ended March 31, 2015 and one customer accounted for approximately 21% of revenue for the year ended March 31, 2016.

The following table sets forth total assets used by each segment:

TOTAL ASSETS	March 31, 2016	March 31, 2015
	$	$
Mobile	259,615	213,305
Software	804,995	1,275,211
Total assets	1,064,610	1,488,516

The following tables set forth external revenues and long-lived assets attributable to geographic areas. External revenues are based on the location of the customer:

	March 31, 2016	March 31, 2015
	$	$
Long-lived assets
Canada	24,155	22,673
Brazil	2,162	1,833
Total long-lived assets	26,317	24,506

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2016

(EXPRESSED IN US DOLLARS)

Total Revenue	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014
	$	$

United States	48,850	61,500	81,407
Europe	15,605	15,898	16,373
Brazil	372,983	710,348	851,774
Canada	49,783	186,889	77,414
Singapore	136,612	157,049	219,228
Other	1,458	3,979	25,232
Total revenue	619,291	1,135,663	1,271,427

Management evaluates each segment’s performance based upon revenues and gross margins achieved.

22 – SUBSEQUENT EVENTS

In April 2016, ZIM incorporated a wholly owned subsidiary called GeneSpans Corporation. GenSpans will fund research into genetic therapy solutions.

ITEM 19. EXHIBITS.

See the Exhibit Index hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZIM Corporation

(Registrant)

By /s/ Michael Cowpland

------------------------------------

Michael Cowpland (President and CEO)

Date: July 19, 2016

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

