Form 20-F
period 2017-03-31
ZIM CORP
filed 2017-07-19
CIK 1124160

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2017.

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

8,120,348 common shares outstanding as of March 31, 2017.

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

A.            Selected Financial Data

The following selected consolidated statements of operations data for the fiscal years ended March 31, 2017, 2016, and 2015 and consolidated balance sheet data as of March 31, 2017 and 2016 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page 47.  The following selected consolidated statements of operations data for the fiscal years ended March 31, 2014 and 2013 and consolidated balance sheet data as of March 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

All information regarding shares and earnings per share reflect the twenty to one stock consolidation that took place on January 19, 2017.

Consolidated Statements of Operations
	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	$	$	$	$	$

Revenue	670,901	619,291	1,135,663	1,271,427	1,310,481
Operating expenses	772,168	987,878	1,503,583	1,521,231	1,427,293
Income (loss) from continuing operations	(101,267)	(368,587)	(367,920)	(249,804)	(116,812)

Other income (loss)	31,819	57,055	142,674	(119,652)	(8,522)
Operating (loss) from continuing operations	(69,448)	(311,532)	(225,246)	(369,456)	(125,334)

Income tax (recovery) expense	-	(148)	11,502	(12,750)	66,781
Net income (loss) from continuing operations	(69,448)	(311,680)	(236,748)	(356,706)	(192,115)
Net income (loss) from discontinued operations	-	-	-	5,364	(8,904)
Net income (loss)	(69,448)	(311,680)	(236,748)	(351,342)	(201,019)

Basic and diluted earnings (loss) per share from continuing operations	(0.009)	(0.042)	(0.034)	(0.052)	(0.031)
Basic and diluted earnings (loss) per share from discontinued operations	(0.000)	(0.000)	(0.000)	0.001	(0.001)

Weighted average number of shares outstanding – basic and diluted	7,973,352	7,438,714	6,959,086	6,773,043	6,516,194

Consolidated Statements of Cash Flows
	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	$	$	$	$	$
Cash flows provided by (used in) operating activities	(10,394)	(399,605)	(64,621)	(29,477)	24,190
Cash flows provided by (used in) investing activities	(9,029)	(126,603)	57,328	(18,917)	(4,580)
Effect of changes in exchange rates on cash and cash equivalents	(33,218)	(29,856)	(351,063)	(156,376)	(190,274)
Increase (decrease) in cash and cash equivalents	(52,641)	(556,064)	(358,356)	(204,770)	(170,664)
Cash and cash equivalents, beginning of year	472,317	1,028,381	1,386,737	1,591,507	1,762,171
Cash and cash equivalents, end of year	419,676	472,317	1,028,381	1,386,737	1,591,507

Consolidated Balance Sheets
	As at March 31, 2017	As at March 31, 2016	As at March 31, 2015	As at March 31, 2014	As at March 31, 2013
	$	$	$	$	$
ASSETS
Current assets
Cash and cash equivalents	419,676	472,317	1,028,381	1,386,737	1,591,507
Accounts receivable, net	81,688	58,307	63,353	123,669	154,471
Investment tax credits receivable	168,963	281,644	300,404	292,712	293,806
Other tax credits	117,658	84,652	53,750	139,623	126,517
Prepaid expenses	12,819	24,959	12,976	16,120	22,345
	800,804	921,879	1,458,864	1,958,861	2,188,646

Long term deposits	-	-	-	9,722	9,722
Investments	114,200	116,414	788	905	198,037
Intangible assets	-	-	4,358	13,814	24,615
Property and equipment, net	23,758	26,317	24,506	34,570	26,607
	938,762	1,064,610	1,488,516	2,017,872	2,447,627

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	20,451	9,161	25,309	30,653	9,879
Accrued liabilities	19,125	41,518	87,143	55,320	66,591
Deferred revenue	92,770	110,969	186,034	225,465	217,065
	132,346	161,648	298,486	311,438	293,535

Deferred rent	8,173	11,035	-	-	-
Total Liabilities	140,519	172,683	298,486	311,438	293,535
Shareholders' equity:
Preferred shares, no par value, non-cumulative	-	-	-	-	-
Common shares, no par value	19,491,757	19,484,482	19,432,795	19,362,796	19,362,796
Additional paid-in capital	2,961,848	2,960,789	2,955,865	2,943,966	2,865,740
Accumulated deficit	(21,282,718)	(21,213,270)	(20,901,590)	(20,664,842)	(20,313,500)
Accumulated other comprehensive income	(372,644)	(340,074)	(297,040)	64,514	239,056
	798,243	891,927	1,190,030	1,706,434	2,154,092
	938,762	1,064,610	1,488,516	2,017,872	2,447,627

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

We anticipate that our cash and cash equivalents balance at March 31, 2017 of $439,063 along with cash generated from operations will be sufficient to meet our present operating and capital expenditures through fiscal 2018. Management will continue its efforts to increase revenue, its cost reduction activities and strive to eliminate liabilities and reduce our current operational costs. However, there is no guarantee that unanticipated circumstances will not require additional liquidity.

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

OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING ARE NOT EFFECTIVE.

We did not have effective internal control procedures in place at March 31, 2017, when we evaluated our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. This could affect the reliability of our consolidated financial statements. We are attempting to remedy our weaknesses but as a small company we have limited resources to employ for this purpose. See item 15 of this Form 20-F for additional information on our attempts to rectify our weaknesses. The reduction of the risk will require additional expenses and use of management's time.

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

CONSOLIDATION IN THE INDUSTRIES IN WHICH WE OPERATE COULD LEAD TO INCREASED COMPETITION AND LOSS OF CUSTOMERS.

The mobile industry has experienced substantial consolidation. We expect this consolidation to continue. These acquisitions could adversely affect our business and results of operations in a number of ways, including the following:

•	Our distribution partners could acquire or be acquired by one of our competitors and terminate their relationships with us;
•	Our distribution partners could merge with each other, which could reduce our ability to negotiate favorable terms;
•	Competitors could improve their competitive positions through strategic acquisitions; and
•	Companies from whom we acquire content could acquire or be acquired by one of our competitors and stop licensing content to us, or gain additional negotiating leverage in their relationships with us.

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

ZIM was incorporated under the Canadian Business Corporations Act on October 17, 2002 in order to purchase ZIM Technologies International Inc. ("ZIM Technologies"), which was formed in 1997 to acquire the software technology now called the ZIM Integrated Development Environment (the "ZIM IDE software"). On February 10, 2004, ZIM purchased UK-based SMS service firms EPL Communications Limited and E-Promotions Limited (together referred to as "EPL"). During the year ended March 31, 2006, EPL was dissolved and all operations were transferred to ZIM Corporation in Canada. ZIM is also the sole shareholder of ZIM Technologies do Brazil Ltda., a company incorporated in Brazil that distributes the ZIM IDE Software, and PCI Merge, Inc., a Florida based holding company with no operations. Until March 31, 2004, ZIM was the sole shareholder of ZIM Technologies, a Canadian federal corporation and the chief operating company of the ZIM group of companies. On April 1, 2004, ZIM Corporation and ZIM Technologies amalgamated into ZIM Corporation. On April 1, 2006, ZIM purchased a US-based mobile content company called Advanced Internet Inc. (“AIS”). In 2011 ZIM acquired the technology assets of Torch Technologies and began offering an advanced portfolio of migration services and management products that strengthen and complement ZIM`s enterprise database products. In April 2016, ZIM incorporated a wholly owned subsidiary called GeneSpans Corporation. GeneSpans is focused on developing intellectual property and advancing research and development in the areas of new synthetic drugs and immunotherapies. Genespans name was changed to NuvoBio Corporation on August 25, 2016.

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

In fiscal 2017, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging business. At March 31, 2013 ZIM discontinued the sale of mobile content.

Also in 2017, NuvoBio has signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes and companies. The company is currently funding research and development projects in the following areas:

·	Implementing unique molecular interaction & analytics using supercomputing technologies to design small peptide drugs that bind to target proteins for cancer therapies; and

·	The development of bi-specific immunology therapies for the treatment of kidney cancer.

The following tables show the breakdown of total revenues by category of activity and geographic market:

Revenue by category	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
	$	$	$

Software, software maintenance and consulting	482,247	478,402	972,922
Mobile	188,654	140,889	162,741
Total revenue	670,901	619,291	1,135,663

Revenue by geographic market	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
	$	$	$

United States	47,057	48,850	61,500
Europe	5,885	15,605	15,898
Brazil	245,475	372,983	710,348
Canada	181,413	49,783	186,889
Singapore	188,596	136,612	157,049
Other	2,473	1,458	3,979
Total revenue	670,901	619,291	1,135,663

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

In fiscal 2015, 2016 and 2017, we continued to support our existing customer base and users of the ZIM IDE software. In addition, we continued to allocate research and development resources to improve the performance and features of the ZIM IDE software.

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

CUSTOMERS

During fiscal 2017, we had more than 2 revenue generating customers in at least 2 countries in our mobile segment related to the SMS market. In addition, we had in excess of 100 customers who utilized ZIM IDE to run their enterprise applications. One customer accounted for approximately 12.5% for the year ended March 31, 2015, one customer accounted for approximately 21% of revenue for the year ended March 31, 2016 and one customer accounted for approximately 28% of revenue for the year ended March 31, 2017.

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

RESEARCH AND DEVELOPMENT

Our research and development activities focus primarily in the areas of database migration technology and IDE software. However, in 2016, with the creation of NuvoBio, we entered into research in the area of genetic therapy solutions. Research and development expenditures, net of refundable tax credits, were $76,243 for fiscal 2017, $148,604 for fiscal 2016 and $424,186 in fiscal 2015.

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

D. Property, Plants and Equipment

DESCRIPTION OF PROPERTY

Our principal office is located in Ottawa, Canada. ZIM leases an office suite of approximately 3,300 square feet. The lease is currently scheduled to expire May 31, 2020.

We believe that our existing facilities are adequate to meet our current needs.

Refer to note 8 of our consolidated financial statements “PROPERTY AND EQUIPMENT” for additional information.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EXECUTIVE SUMMARY

Revenue for the fiscal year 2017 was $670,901, compared with revenue of $619,291 for fiscal year 2016. The increase is attributable to the increase in our SMS business and is partially offset by a decline in our software maintenance and consulting revenue.

Revenue for the fiscal year 2016 was $619,291 compared with revenue of $1,135,663 for fiscal year 2015. The decrease is mainly attributable to a decline in our software maintenance and consulting revenue as project backlog was cleared in Brazil combined with the effects of a weak Brazilian Real compared to the US Dollar.

Net loss for the fiscal year 2017 was $69,448 as compared to net loss of $311,680 for the fiscal year 2016 and net loss of $236,748 for the fiscal year 2015. The decreased losses in fiscal 2017 are due to an increase in revenue as stated above and cost reductions related to staff reductions. The increased losses in fiscal 2016 are mainly due to a decline in software maintenance and consulting revenue as stated above.

ZIM had cash and cash equivalents of $419,676 at March 31, 2017 as compared to cash and cash equivalents of $472,317 at March 31, 2016. The Company consumed $10,394 of cash flow from operations during the fiscal year ended March 31, 2017.

A.	Operating results

The following is an overview of our operating results for the year ended March 31, 2017. A more detailed discussion of our operating results, comparing our operating results for the years ended March 31, 2017, 2016, and 2015, is included under the heading “Results of Operations for the Year Ended March 31, 2017 Compared to the Year Ended March 31, 2016 and 2015” of this “OPERATING AND FINANCIAL REVIEW AND PROSPECTS.”

Revenue for the fiscal year 2017 was $670,901, compared with revenue of $619,291 for fiscal year 2016. The increase is attributable to the increase in our SMS business and is partially offset by a decline in our software maintenance and consulting revenue.

Revenue for the fiscal year 2016 was $619,291 compared with revenue of $1,135,663 for fiscal year 2015. The decrease is mainly attributable to a decline in our software maintenance and consulting revenue as project backlog was cleared in Brazil and a small decline in SMS messaging revenue combined with the effects of a weak Brazilian Real compared to the US Dollar.

Total operating expenses for the year ended March 31, 2017 were $772,168, a decrease of approximately $215,710 compared to operating expenses of $987,878 for the year ended March 31, 2016 and a decrease of approximately $729,736 compared to operating expenses of $1,503,583 for the year ended March 31, 2015. The decrease is related to significantly lower research and development costs and lower selling general and administrative expenses. The reduced expenses are a combination of cost reductions related to staff reduction that took place in August of 2016 and a strong US dollar.

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

In April 2016, ZIM incorporated a wholly owned subsidiary called GeneSpans Corporation. GeneSpans will fund research into genetic therapy solutions. Genespans name was changed to NuvoBio Corporation on August 25, 2016.

NuvoBio has signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes and companies. The company is currently funding research and development projects in the following areas:

·	Implementing unique molecular interaction & analytics using supercomputing technologies to design small peptide drugs that bind to target proteins for cancer therapies; and

·	The development of bi-specific immunology therapies for the treatment of kidney cancer.

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

RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2017 COMPARED TO THE YEAR ENDED MARCH 31, 2016 AND THE YEAR ENDED MARCH 31, 2015

REVENUES	Year ended March 31, 2017	As a %	Year ended March 31, 2016	As a %	Year ended March 31, 2015	As a %
	$		$		$
Bulk SMS	188,654	28%	140,889	23%	162,741	14%
	188,654	28%	140,889	23%	162,741	14%

Software	90,452	14%	40,821	7%	144,055	13%
Maintenance and consulting	391,795	58%	437,581	70%	828,867	73%
	482,247	72%	478,402	77%	972,922	86%

	670,901	100%	619,291	100%	1,135,663	100%

Revenue for the fiscal year 2017 was $670,901, compared with revenue of $619,291 for fiscal year 2016. The increase is attributable to the increase in Bulk SMS and Software sales and was partially offset by a decline in our software maintenance and consulting revenue.

Revenue for the fiscal year 2016 was $619,291, compared with revenue of $1,135,663 for fiscal year 2015. The decrease is mainly attributable to a decline in our software maintenance and consulting revenue of $391,286 due to the project backlog being cleared in Brazil and a small decline of $21,852 in SMS messaging revenue.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

BULK SMS

Our bulk SMS messaging revenue went from $162,741 in fiscal 2015 to $140,889 in fiscal 2016 and then increased to $188,654 in fiscal 2017. We experienced an increase in customers using our routes in fiscal 2017, as compared to the declines we experienced in fiscal 2016 and fiscal 2015, resulting in the increased revenue in fiscal 2017. In general, bulk messaging customers choose the aggregator that is offering the lowest cost route. The revenues of fiscal 2017 may not be indicative of future performance.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Software sales decreased from $144,055 in fiscal 2015 to $40,821 in fiscal 2016 and then rebounded to $90,452 in fiscal 2017. The decrease in 2016 reflects a significant reduction in projects, especially in Brazil. The increase in 2017 reflects increased activity in our Canadian operations.

In addition to the sale of the software, we are generating revenue from software maintenance and consulting. Maintenance and consulting revenues have decreased from $828,867 in fiscal 2015 to $437,581 in fiscal 2016 and further declined to $391,795 in fiscal 2017. Most of the maintenance revenue was generated in Brazil as this region represents the largest concentration of users of ZIM’s IDE product. The decline in revenue is due to the decrease in maintenance contract renewal and the value of the Brazilian real compared to the United States dollar.

EXPENSES

Operating expenses

	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
	$	$	$

Cost of revenue	18,600	67,137	70,875
Selling, general and administrative	677,325	768,194	999,718
Research and development	76,243	148,604	424,186
Amortization of intangible assets	-	3,943	8,804
	772,168	987,878	1,503,583

Total operating expenses decreased in fiscal 2017 compared to 2016 from $987,878 to $772,168 mainly due to cost reductions in research and development, selling, general and administrative expenses that reflect the staff reductions that took place in August 2016.

Total operating expenses decreased in fiscal 2016 compared to 2015 from $1,503,583 to $987,878 mainly due cost reductions in research and development, selling, general and administrative expenses and a weak Brazilian Real.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 were $677,325, $768,194 and $999,718 respectively. Costs have remained stable over the three year period with fluctuations attributable to changes exchange rate, stock based compensation and withholding taxes on the transfer of funds from Brazil to Canada.

INTEREST

For the years ended March 31, 2017, we incurred interest expense of $138 related to draws on the available overdraft protection facility with the Royal Bank of Canada.

For the years ended March 31, 2016, we incurred interest expense of $204 related to draws on the available overdraft protection facility with the Royal Bank of Canada.

For the year ended 2015, we did not incur any interest expense on the available overdraft protection facility with the Royal Bank of Canada as there were no draws on this facility in fiscal 2015.

ASSET IMPAIRMENT

On June 29, 2011, ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd. The investment consisted of the purchase of 200 common shares at a price of $187,367.

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

The Scientific Research and Development Credits received from the Canadian federal government were assessed as filed in fiscal 2016, 2015 and 2014.

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

In May 2017, the FASB issued ASU 2017-09, Compensation - Stock Compensation (Topic 718). The ASU provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The ASU will be effective for the annual reporting periods beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. We are currently evaluating the impact ASU 2017-09 will have on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718). The ASU simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. The ASU will be effective for the annual reporting periods beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. We are currently evaluating the impact ASU 2016-09 will have on our consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) – Restricted Cash. This will require entities to show the changes in the total cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. These changes become effective for fiscal years beginning after December 15, 2018. We are currently evaluating the impact ASU 2016-18 will have on our consolidated financial statements.

In August 2016 the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments. This provides guidance on presentation and classification of certain cash receipts and payments in the statement of cash flows. These changes become effective for fiscal years beginning after December 15, 2018. We are currently evaluating the impact ASU 2016-15 will have on our consolidated financial statements.

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

In April 2015 the FASB issued Accounting Standards Update (“ASU”) No. 2015-05 about Intangibles-Goodwill and Other-Internal-Use Software. The objective is to provide guidance about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The amendment will not change GAAP for a customer’s accounting for service contracts. In addition, the guidance in this Update supersedes paragraph 350-40-25-16. Consequently, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets. The Company adopted ASU 2016-05 on April 1, 2016. These changes did not have an impact on the Company’s consolidated financial statements.

In January 2015 the FASB issued ASU No. 2015-01 about Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items The objective is to reduce the cost and complexity of income statement presentation by eliminating the concept of extraordinary items while maintaining or improving the usefulness of the information provided to the users of financial statements. The extraordinary items must meet the following criteria: unusual nature and infrequency of occurrence. If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes. The Company adopted ASU 2016-01 on April 1, 2016. These changes did not have an impact the Company’s consolidated financial statements.

In May 2015, the FASB issued ASU No. 2014-09 related to revenue from contracts with customers. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard is effective for annual reporting periods beginning after December 15, 2017. Early adoption is not permitted. We are currently evaluating the impact ASU 2014-09 will have on our consolidated financial statements. The impact is not known at this time.

B.	Liquidity and Capital Resources

As at March 31, 2017, we had cash and cash equivalents of $419,676 and working capital of $668,458 as compared to cash of $472,317 and working capital of $760,231 at March 31, 2016. As at March 31, 2015, we had cash and cash equivalents of $1,028,381 and working capital of $1,160,378

Cash flows for the fiscal periods were as follows:

	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
	$	$	$
Cash flows provided by (used in) operating activities	(10,394)	(399,605)	(64,621)
Cash flows provided by (used in) investing activities	(9,029)	(126,603)	57,328
Cash flows provided by financing activities	-	-	-

Operating activities consumed $10,394 of cash for the year ended March 31, 2017 as compared to consuming cash of $399,605 for the year ended March 31, 2016 and consuming of $64,621 during the year ended March 31, 2015. The increase in cash consumption is mainly a reflection of the decrease in operating performance.

We used cash in the amount of $9,029 in fiscal 2017, used $126,603 in fiscal 2016, and generated $57,328 in fiscal 2015 in investing activities. In fiscal 2017 cash was used for the purchase of computer equipment and software. The $126,603 used in fiscal 2016 was used mainly to invest in other companies. In fiscal 2015 the cash used was offset by the proceeds of the sale of an investment in the amount of $66,611. In fiscal 2015 cash was used for the purchase of furniture and fixtures.

At March 31, 2017, the Company had access to an overdraft protection facility from its principal banker for approximately $37,566 (refer to Note 9 “Line of Credit” to consolidated financial statements), in addition to a cash and cash equivalent balance of $419,676.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Credit terms for software, maintenance and consulting services have remained consistent from prior periods at 30 days.

As at March 31, 2017, 45% of all receivables were current. As at March 31, 2016, approximately 76% of all receivables were current. As at March 31, 2015, approximately 85% of all receivables were current.

Cash and cash equivalents of $419,676 are comprised of $115,351 in cash and $304,325 in cash equivalents. The cash equivalents of $304,325 at March 31, 2017 ($349,519 at March 31, 2016, $748,779 at March 31, 2015) are comprised of:

Held in Canada:

CIBC Wood Gundy at 1.25% - $154,770 ($205,999 CDN) – No Maturity

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $149,555 (R$470,891) - No Maturity. Of these deposits $38,112 (R$120,000) are secured by Government Deposit Insurance.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. Accordingly, there can be no assurance that ZIM will be able to meet its working capital needs for any future period. In addition, the Company has an accumulated deficit of $21,213,270 for the fiscal year ended March 31, 2017.

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

Research and development expenses, net of refundable tax credits, went from $424,186 for the year ended March 31, 2015 to $148,604 for the year ended March 31, 2016 and to $76,243 for the year ended March 31, 2017. The decrease in cost for fiscal 2017 and 2016 relates to decreased staffing of this function. Research and development expenses are related to the development of the ZIM database language and are net of refundable investment tax credits on research and development expenses in Canada.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our known contractual obligations as of March 31, 2017.

Contractual Obligations	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Greater Than 5 Years
	$	$	$	$	$
Operating Lease Obligations	124,848	36,541	73,082	15,225	-
Total	124,848	36,541	73,082	15,225	-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Each member of our Board of Directors is elected for a three-year term. The term of all Directors will expire in September 2017.

The following sets forth information concerning our executive officers and directors, including their ages, present principal occupations, other business experience during the last five years, memberships on committees of the Board of Directors and directorships in other companies:

NAME	AGE	POSITION WITH ZIM
Dr. Michael Cowpland	74	President, Chief Executive Officer, and Director
John Chapman	53	Chief Financial Officer / Consultant
Steven Houck	47	Director
James Stechyson	52	Director
Donald Gibbs	71	Director

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

Donald R. Gibbs has been a Director of ZIM since July 2003. He also serves as the Chairman of ZIM's Audit Committee. Mr Gibbs is currently am advisor to The Pythian Group.a nd until June 1st 2017, was the Chief Operating Officer and Chief Financial Officer of The Pythian Group. Prior to this position, since May 2016 Mr. Gibbs has been a principal at the consulting firm DRG & Associates. From April 2015 until May 2016 Mr. Gibbs held the position of Chief Financial Officer of Tweed Marijuana Inc. Prior to Tweed, Mr. Gibbs was Chief Executive Officer of AirIQ between June 2008 and April 2015. From April 2007, to June 2008, Mr. Gibbs was the Chief Executive Officer of Tarquin Inc. Since July of 2004, Mr. Gibbs has been the Chairman and Chief Executive Officer of Process Photonics Inc. From June 2001 to April 2004, Mr. Gibbs was the President and Chief Executive Officer of Original Solutions Inc. He is also the principal of his own consulting company, Donald R Gibbs and Associates which provides financial and management assistance to start-up corporations. Since 1970, Mr. Gibbs has held senior financial and executive positions in Mitel Corporation, Cognos Inc., Gandalf Systems Corporation, Positron Fiber Systems Inc., Gorilla Capital Inc., VIPswitch Inc. and Original Solutions Inc. Mr. Gibbs received his Bachelor of Commerce degree from the University of Ottawa and holds a professional designation as a CPA, CMA.

EMPLOYEES

As at March 31, 2017, we had 6 employees (11 as at March 31, 2016 and 15 as at March 31, 2015), with 1 employee in selling, general and administration and 5 employees in technical areas including technical support and research and development. We consider our relations with our employees to be excellent, and none of our employees are covered by a collective bargaining agreement. ZIM also contracts services from 3 consultants on a part-time basis.

Of these employees, 5 are based in Ottawa, Canada and 1 is based in San Paulo, Brazil.

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

The Audit Committee's functions include evaluating, and recommending to the Board the engagement of the independent registered public accounting firm, reviewing the results of their audit findings, and monitoring on a periodic basis our internal controls over financial reporting. The Audit Committee has a formally approved written charter. The Audit Committee consists of Donald Gibbs (Chairman) and Steven Houck. Mr. Gibbs is the Audit Committee’s “audit committee financial expert,” as defined in Item 16A of Form 20-F, and he is “independent” under the NASDAQ Listing Rules. Mr. Houck replaced James Stechyson as a member of the audit committee effective June 24, 2009. The Audit Committee held four meetings during the fiscal year ended March 31, 2017.

The Compensation Committee’s functions include evaluating compensation for directors, officers, employees of and consultants to the Company, and making recommendations to the Board regarding such compensation matters. The Compensation Committee has a formally approved written charter. The Compensation Committee currently consists of James Stechyson and Steven Houck. The Compensation Committee did not hold a meeting during the fiscal year ended March 31, 2017.

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

Overview of Compensation and Process

Elements of compensation for our executives include: salary and stock option grants and health, disability and life insurance. Our Compensation Committee consists of Messrs Stechyson and Houck. It generally meets as required to review any changes to the compensation plans for the next year. In fiscal 2017, there were no changes to the plan, no bonuses and no changes to the salary levels for executives, and as a result, there were no Compensation Committee meetings.

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

Summary Compensation Table

The table below provides detailed information on the compensation of the Chief Executive Officer and the Chief Financial Officer of ZIM for services rendered for the fiscal year ended March 31, 2017, 2016 and 2015. No executive officer or employee received compensation in excess of $100,000 for the fiscal year ended March 31, 2017.

Name and principal position	Year	Salary/ Consulting Payments ($)	Option Awards ($)(1)	Shares ($)	Total ($)
Michael Cowpland, President and Chief Executive Officer	2015 2016 2017	- - -	- - -	9,038 33,243 1,085	9,038 33,243 1,085
John Chapman, (Chapman CFO Resources Inc.) Chief Financial Officer	2015 2016 2017	33,472 23,763 17,245	- - -	24,142 - 869	57,613 23,763 18,114

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2015, March 31, 2016, and March 31, 2017 respectively, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s consolidated financial statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

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

The following table shows compensation of our non-employee directors for the fiscal year ended March 31, 2017.

Name	Option Awards ($)(1)	Common Shares ($)	Total ($)
Steven Houck	169	-	169
James Stechyson	-	5,321	5,321
Donald Gibbs	169	-	169

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2017, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 3 to the Company’s consolidated financial statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

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

Securities authorized for issuance under equity compensation plans at March 31, 2017 are as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans, excluding the securities reflected in the first column
Equity compensation plans approved by security holders	225,500(1)	0.0996	1,134,500
Total	225,500	0.0996	1,134,500

(1)	Represents ZIM common shares issuable upon the exercise of options outstanding under ZIM's Employee Stock Option Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table sets forth, as of June 30, 2017, the number and percentage of our outstanding common shares which are beneficially owned, directly or indirectly, by:

•	Each person who is known to us as the beneficial owner of 5% or more of our outstanding common shares;
•	Each director and executive officer of ZIM Corporation; and
•	All directors and executive officers of ZIM Corporation as a group.

Beneficial ownership includes shares over which the indicated person has sole or shared voting or investment power and shares which he or she has the right to acquire within 60 days of June 30, 2017. Unless otherwise indicated, the persons listed are deemed to have sole voting and investment power over the shares beneficially owned.

			Common shares
Name	Address	Title	Number	Percentage

Michael Cowpland(1)	234 Perley Court, Ottawa, Ontario	President and CEO	3,951,251	48.7%

James Stechyson(2)	5597 Goddard Street Manotick, Ontario	Director	1,456,000	17.9%

Advanced Telecom Services(3)	996 Bold Eagle School Road, Suite 1105, Wayne, PA	N/A	500,000	6.2%

John Chapman (CHAPMAN CFO Resources Inc.)(4)	30 Holitzner Way Ottawa, Ontario	Chief Financial Officer	195,047	2.4%

Steven Houck (5)	401 Hillview Avenue, Palo Alto, CA 94304	Director	95,500	1.2%

Donald Gibbs (6)	104 Maple Crest Lane, Perth, Ontario, Canada,K7H, 3C7	Director	90,500	1.1%

All directors and executive officers as a group (5 persons) beneficially hold 6,202,298 common shares, which totals 76% of ownership.

Applicable percentage of ownership is based upon 8,120,348 common shares outstanding as of June 30, 2017, together with applicable options for such shareholder or group. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 30, 2017 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(1)	The beneficial ownership of Michael Cowpland consists of 3,285,625 common shares owned directly by Dr. Cowpland. In addition, Dr. Cowpland’s ownership includes 225,936 common shares owned by Dr. Cowpland's spouse and 439,690 common shares owned by a company controlled by Dr. Cowpland's spouse. Dr. Cowpland disclaims beneficial ownership of the shares held by his spouse and the company controlled by his spouse.

(2)	The beneficial ownership of James Stechyson consists of 1,456,000 common shares. 22,500 shares are owned directly by Mr. Stechyson and 1,433,500 are owned by a company controlled by Mr. Stechyson.

(3)	The beneficial ownership of Advanced Telecom Services Inc. consists of 500,000 common shares owned directly.

(4)	The beneficial ownership of John Chapman consists of 195,047 common shares The shares assigned to Mr. Chapman are held by CHAPMAN CFO Resources Inc. in which Mr. Chapman is the controlling shareholder.

(5)	The beneficial ownership of Steven Houck consists of 50,000 common shares owned directly by Mr. Houck and 45,500 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 30, 2017.

(6)	The beneficial ownership of Donald Gibbs consists of 50,000 common shares owned directly by Mr. Gibbs and 40,500 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 26, 2017.

The Board of Directors has determined that all directors who served on the Board during fiscal 2017, other than Dr. Michael Cowpland and Mr. James Stechyson, are or were “independent” under NASDAQ Listing Rules. The Board has further determined that the members of the Audit Committee also meet the additional independence requirements of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission.

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

Change in Ownership of Shareholders Owning More Than 5%:

On August 22, 2015, 134,797 shares were issued to Dr. Michael Cowpland, 62,500 shares were issued to a holding company controlled by Mr. James Stechyson and 50,000 common shares were issued to each of Ms. Debbie Weinstein, Mr. Steven Houck and Mr. Donald Gibbs on approval of the Board of Directors.

On February 22, 2016, 342,501 shares were issued to Dr. Michael Cowpland, 6,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors.

On November 17, 2016, 31,793 shares were issued to Dr. Michael Cowpland, 156,500 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors.

On February 28, 2017, 500 shares were issued to Dr. Michael Cowpland on approval of the Board of Directors.

VOTING RIGHTS

Major Shareholders of the Company do not hold any special voting rights.

LOCATION OF STOCK HOLDINGS

At June 30, 2017, 5,631,631 (69%) of ZIM’s common shares are held outside of the United States. The number of shareholders of record is 712.

CONTROL

The Company is not owned or controlled directly or indirectly by another corporation, foreign government or by any other natural of legal person(s) severally or jointly.

ITEM 7B. RELATED PARTY TRANSACTIONS

A director of the Company is a director and principal owner of a company that provides hosting services to ZIM. During the fiscal year ending March 31, 2017 the Company paid $32,127 for these services (March 31, 2016 - $27,870). Included in accounts payable is $2,308 connected to these services. ZIM also provides bookkeeping services to this company. During the fiscal year ending March 31, 2017, the related company paid $5,714 to ZIM for these services (March 31, 2016 - $Nil). Included in accounts receivable is $1,880 connected to these services. From April 1, 2017 to May 31, 2017 the Company paid $6,086 for these services.

An Officer of the Company is the principal owner of a company that provides finance, accounting and bookkeeping services to ZIM. During the fiscal year ending March 31, 2017 the company paid $17,245 for these services (March 31, 2016 - $23,763). Included in accounts payable is $754 connected to these services. From April 1, 2017 to May 31, 2017 the Company paid $2,465 for these services.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Refer to Item 18 for Consolidated Financial Statements

B.	Significant Changes

There have been no significant changes to our business since the fiscal year ended March 31, 2017.

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

PERIOD	HIGH	LOW
Fiscal 2012	$ 0.4000	$ 0.0020
Fiscal 2013	$ 0.2200	$ 0.0400
Fiscal 2014	$ 0.6000	$ 0.0140
Fiscal 2015	$ 0.5060	$ 0.0240
Fiscal 2016	$ 0.1400	$ 0.0600
Fiscal 2017	$ 0.4015	$ 0.0053

Fiscal 2016 First Quarter	$ 0.100	$ 0.100
Fiscal 2016 Second Quarter	$ 0.1400	$ 0.0840
Fiscal 2016 Third Quarter	$ 0.0840	$ 0.0620

Fiscal 2016 Fourth Quarter	$ 0.0660	$ 0.0600
Fiscal 2017 First Quarter	$ 0.0600	$ 0.0420
Fiscal 2017 Second Quarter	$ 0.0420	$ 0.0320
Fiscal 2017 Third Quarter	$ 0.0600	$ 0.0320
Fiscal 2017 Fourth Quarter	$ 0.4015	$ 0.0053
Fiscal 2018 First Quarter	$ 0.0200	$ 0.0090

Fiscal 2017 January 2017	$ 0.4015	$ 0.0200
Fiscal 2017 February 2017	$ 0.0534	$ 0.0053
Fiscal 2017 March 2017	$ 0.0090	$ 0.0090
Fiscal 2018 April 2017	$ 0.0190	$ 0.0090
Fiscal 2018 May 2017	$ 0.0200	$ 0.0190
Fiscal 2018 June 2017	$ 0.0200	$ 0.0200

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

Share Capital

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of Special Shares which shall have the following rights, privileges, restrictions and conditions:

COMMON SHARES

      The Common Shares have attached thereto the following rights, privileges, restrictions and conditions:

1.     Voting

      The holders of the Common Shares are entitled to receive notice of and to attend and shall be entitled to one (1) vote at any meeting of the shareholders of the Company for each Common Share held.

2.     Dividends

      The holders of the Common Shares are entitled to receive dividends as and when the directors shall in their discretion declare dividends on the Common Shares and pay the same.

3.     Dissolution

      The holders of the Common Shares are entitled to receive the remaining property of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.

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

2.     Dividends

      Subject to the rights of the holders of any shares ranking prior to the Special Shares or the Common Shares, the holders of the Special Shares are entitled to receive, pro rata with the holders of the Common Shares, such dividends as may be declared by the board of directors of the Company, out of funds legally available therefor; the holder of any Special Shares on the record date for any dividend payable on such share will be entitled to such dividend, notwithstanding that such share is converted into a Common Share as described below after such record date and before the payment date of such dividend. Dividends shall not be paid or declared or set aside for payment on the Special Shares unless dividends in an equal amount per Common Share are paid or set aside for payment at the same time on the Common Shares.

3.     Rights on Dissolution

      In the event of the liquidation, dissolution or winding-up of the Company, the holders of the Special Shares are entitled to receive on a pro rata basis and on a share-for-share basis with the holders of the Common Shares, all of the assets of the Company remaining after payment of all of the Company’s liabilities, subject to the preferential rights of any shares ranking prior to the Special Shares.

4.     Conversion Rights

      Any holder of Special Shares is entitled, at any time on written notice to the Company, to have any or all of the Special Shares held by him or it converted into Common Shares on the basis (the “Special Conversion Basis”) of one Common Share for each Special Share which such holder may desire to convert.

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

      In the event of any reclassification of Common Shares, any amalgamation, merger or other consolidation of the Company with another entity, or the transfer of all or substantially all of the Company’s assets, the holders of the Special Shares will be entitled to receive such securities or other property as if on the effective date of such event they were registered holders of the number of Common Shares which such holders of Special Shares were entitled to receive upon the conversion of their Special Shares. No such adjustment shall be made if the holders of the Special Shares are entitled to participate in any such event on the same terms, as though they had converted their Special Shares prior to the occurrence of such event.

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

A majority of the directors shall be resident Canadians and, if any of the issued securities of the Company are or were a part of a distribution to the public, at least two of the directors shall not be officers or employees of the Company or any affiliate of the Company. No director shall be required to hold shares issued by the Company, unless the articles otherwise provide. In exercising his powers and discharging his duties each director must (a) act honestly and in good faith with a view to the best interests of the Company and (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

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

Shareholders

An Annual General Meeting of Shareholders must be held once in every year at such time and place as may be determined by the Directors.  Notice of the meeting must be given not less than twenty-one (21) nor more than fifty (50) days prior to the meeting.  A quorum at an Annual General Meeting and Special Meeting shall be such person or number of persons present, in person or by proxy, holding or representing a majority of the total number of issued shares of the Company carrying voting rights for such meeting.

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

The Company believes that it was classified as a PFIC during the tax year ended March 31, 2017, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

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

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings. A hypothetical 10% change in the value of one Brazilian real expressed in U.S. dollars during the year ended March 31, 2017 would have caused an approximate $24,547 change in the Company’s revenue for the fiscal year 2017. The Company is exposed to exchange risk due to the timing of the movement of funds between subsidiaries and the parent company related to the transfer pricing agreement and the pricing of contracts in non-functional currencies. Financial instruments denominated in foreign currencies that lead to foreign exchange risk when funds are moved include:

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2017	March 31, 2016

Canadian dollars	231,785	165,874
US dollars	78,366	17,292
Brazilian reals	523,305	1,161,324

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2017	March 31, 2016

Canadian dollars	86,759	20,113
US dollars	-	8,970
Brazilian reals	51,968	120,097

Accounts payable include the following amounts payable in their source currency:

	March 31, 2017	March 31, 2016

Canadian dollars	20,288	9,729
US dollars	-	1,661
Brazilian reals	16,399	-

Accrued liabilities include the following accruals in their source currency:

	March 31, 2017	March 31, 2016

Canadian dollars	23,506	41,674
Brazilian reals	4,611	33,333

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

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2017	March 31, 2016

Canada	80%	27%
North America, excluding Canada	- %	12%
South America	20%	61%
	100%	100%

FAIR VALUE

The carrying values of accounts receivable, investment tax credits receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We are a small company with 6 employees as of March 31, 2017, and we depend to a great extent on principal members of our management staff.  If we lose the services of any key personnel, in particular Dr. Michael Cowpland, our President and Chief Executive Officer, and Mr. James Stechyson, our Chairman, the loss could significantly impede the achievement of our research and development objectives and delay our product development programs and commercialization of our product candidates.  We do not currently have any key man life insurance policies.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2017.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below related to our financial reporting processes and information technology security protocols.

Management’s Annual Report on Internal Control over Financial Reporting

ZIM’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, as previously stated in this annual report, our management concluded that our internal control over financial reporting was not effective as of March 31, 2017, due to the existence of certain significant deficiencies which constituted a material weakness, as described in greater detail below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our consolidated financial statements will not be prevented or detected on a timely basis.

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

During the most recent two fiscal year ends, we were billed for audit, audit-related, tax and other services provided by Independent Registered Public Accounting Firm, MNP LLP, as follows:

	(Estimated) Year ended March 31, 2017	Year ended March 31, 2016
Audit fees	46,582	38,548
Tax fees	7,513	7,710
Total	54,095	46,258

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

All audit and tax fees are estimated by the Independent Registered Public Accounting Firm and approved by the audit committee before they are performed. There were no significant differences between the approved estimates and final fees for fiscal years 2016 and 2017.

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

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of ZIM Corporation

We have audited the accompanying consolidated balance sheet of ZIM Corporation and subsidiaries (the “Company”) as of March 31, 2017 and March 31, 2016, and the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for the year ended March 31, 2017, March 31, 2016 and March 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ZIM Corporation and subsidiaries as of March 31, 2017 and March 31, 2016, and the results of their operations and their cash flows for the years ended March 31, 2017, March 31, 2016 and March 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 2 to the consolidated financial statements, which indicates that the Company incurred a loss from operations of $69,448 and an accumulated deficit of $21,282,718 during the year ended March 31, 2017. The Company's continuance as a going concern is dependent upon its ability to generate revenue sufficient to fund its cash flow needs. These conditions as described in Note 2, indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

/s/ MNP LLP

---------------------------------------------

MNP LLP

Chartered Professional Accountants,

Licensed Public Accountants

Ottawa, Canada

July 14, 2017

ZIM Corporation and Subsidiaries Consolidated Balance Sheets
(Expressed in US dollars)

	March 31, 2017	March 31, 2016
ASSETS	$	$
Current assets
Cash and cash equivalents	419,676	472,317
Accounts receivable, net of allowance for doubtful accounts of $10,192 and $NIL as of March 31, 2017 and 2016	81,688	58,307
Investment tax credits receivable	168,963	281,644
Other tax credits	117,658	84,652
Prepaid expenses	12,819	24,959
	800,804	921,879

Investments	114,200	116,414
Equipment, net	23,758	26,317
	938,762	1,064,610
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	20,451	9,161
Accrued liabilities	19,125	41,518
Deferred revenue	92,770	110,969
	132,346	161,648

Deferred rent	8,173	11,035
Total liabilities	140,519	172,683

Shareholders' equity:
Preferred shares, no par value, non-cumulative	-	-
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; NIL issued and outstanding shares at March 31, 2017 and 2016.	-	-
Common shares, no par value,
Unlimited authorized shares; 8,120,348 shares issued and outstanding as at March 31, 2017 and 7,890,493 shares as at March 31, 2016.	19,491,757	19,484,482
Additional paid-in capital	2,961,848	2,960,789
Accumulated deficit	(21,282,718)	(21,213,270)
Accumulated other comprehensive loss	(372,644)	(340,074)
	798,243	891,927
	938,762	1,064,610

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation and Subsidiaries

Consolidated Statements of Comprehensive Loss

(Expressed in US Dollars)

	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
	$	$	$
Revenues
Mobile	188,654	140,889	162,741
Software	90,452	40,821	144,055
Software maintenance and consulting	391,795	437,581	828,867
Total revenue	670,901	619,291	1,135,663

Operating expenses
Cost of revenue	18,600	67,137	70,875
Selling, general and administrative	677,325	768,194	999,718
Research and development	76,243	148,604	424,186
Amortization of intangible assets	-	3,943	8,804
Total operating expenses	772,168	987,878	1,503,583
Loss from operations	(101,267)	(368,587)	(367,920)

Other income :
Dividends from investments	9,008	5,782
Gain on disposition of investment	582	--	66,611
Interest income, net	22,229	51,273	76,063
Total other income	31,819	57,055	142,674
Loss from operations and before income taxes	(69,448)	(311,532)	(225,246)
Income tax (recovery) expense (note 15)	-	(148)	11,502
Loss from operations	(69,448)	(311,680)	(236,748)

Other comprehensive loss, net of tax
Foreign currency translation adjustment	(32,570)	(43,034)	(361,554)
Comprehensive loss	(102,018)	(354,714)	(598,302)
Basic and diluted loss per share from operations *	(0.009)	(0.042)	(0.034)
Weighted average number of shares outstanding – basic and diluted	7,973,352	7,438,714	6,959,086

* The basic and diluted loss per share for the prior years have been adjusted to reflect the impact of the share consolidation, on the basis of one post-consolidation common share for every twenty pre-consolidation common shares, which was account for as a reverse stock split effective on January 19, 2017.

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity
(Expressed in US dollars)

	Number of common shares issued	Common shares	Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders' equity
		$	$	$	$	$
Balance as at March 31, 2015	7,192,195	19,432,795	2,955,865	(20,901,590)	(297,040)	1,190,030

Shares issued in lieu of compensation	698,298	51,687				51,687
Stock options granted			4,929			4,929
Net loss				(311,680)		(311,680)

Cumulative translation adjustment					(43,034)	(43,034)
Balance as at March 31, 2016	7,890.493	19,484,482	2,960,789	(21,213,270)	(340,074)	891,927

	Number of common shares issued	Common shares	Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders' equity
		$	$	$	$	$
Balance as at March 31, 2016	7,890,493	19,484,482	2,960,789	(21,213,270)	(340,074)	891,927

Shares issued in lieu of compensation	229,855	7,275				7,275
Stock options granted			1,059			1,059
Net loss				(69,448)		(69,448)

Cumulative translation adjustment					(32,570)	(32,570)
Balance as at March 31, 2017	8,120,348	19,491,757	2,961,848	(21,282,718)	(372,644)	798,243

* Effective January 19, 2017, ZIM undertook a corporate action to consolidate its outstanding common shares on the basis of one post-consolidation common share for every twenty pre-consolidation common shares.

The accompanying notes are an integral part of the consolidated financial statements.

ZIM Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(Expressed in US dollars)

	Year ended March 31, 2017	Year ended March 31 2016	Year ended March 31, 2015
	$	$	$
OPERATING ACTIVITIES
Net loss	(69,448)	(311,680)	(236,748)
Items not involving cash:
Depreciation of equipment	12,170	9,166	19,347
Amortization of intangible assets	-	3,943	8,804
(Gain) impairment of investment	(582)	-	(66,611)
Stock-based compensation	8,334	55,063	81,898
Changes in operating working capital:
Decrease (increase) in accounts receivable	(23,381)	5,046	60,316
Decrease (increase) in investment tax credits	112,681	18,760	(7,692)
Decrease (increase) in other tax credits	(33,006)	(31,082)	85,873
Decrease (increase) in prepaid expenses	12,140	(11,983)	3,144
Increase (decrease) in accounts payable	11,290	(16,148)	(5,344)
Increase (decrease) in accrued liabilities	(22,393)	(45,625)	31,823
Increase (decrease) in deferred revenue	(18,199)	(75,065)	(39,431)
Cash flows used in operating activities	(10,394)	(399,605)	(64,621)

INVESTING ACTIVITIES
Purchase of equipment	(9,611)	(10,977)	(9,283)

Purchase of (proceeds from) investment	582	(115,626)	66,611
Cash flows (used in) provided by investing activities	(9,029)	(126,603)	57,328
Effect of changes in exchange rates on cash and cash equivalents	(33,218)	(29,856)	(351,063)
Decrease in cash and cash equivalents	(52,641)	(556,064)	(358,356)
Cash and cash equivalents, beginning of year	472,317	1,028,381	1,386,737
Cash and cash equivalents, end of year	419,676	472,317	1,028,381

The accompanying notes are an integral part of the consolidated financial statements.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

1 - NATURE OF OPERATIONS

COMPANY OVERVIEW

ZIM Corporation (“ZIM” or the “Company”) is a provider of software products and services for the database and mobile markets. ZIM products and services are used by enterprises in the design, development and management of business, database and mobile applications. ZIM also provides mobile content to the consumer market.

BUSINESS DEVELOPMENT

ZIM was formed under the laws of Canada on October 17, 2002, in order to purchase ZIM Technologies International Inc. (“ZIM Technologies”), which was formed in 1997 to acquire the software technology now called the ZIM Integrated Development Environment (the “ZIM IDE software”). On February 10, 2004, ZIM purchased UK-based short messaging service (“SMS”) firms EPL Communications Limited and E-Promotions Limited (together referred to as “EPL”). During the fiscal year ended March 31, 2006, EPL was dissolved and all operations were transferred to ZIM Corporation in Canada. ZIM is also the sole shareholder of ZIM Technologies do Brazil Ltda., a company incorporated in Brazil that distributes the ZIM IDE Software, and PCI Merge, Inc., a Florida based holding company with no operations. Until March 31, 2004, ZIM was the sole shareholder of ZIM Technologies, a Canadian federal corporation and the chief operating company of the ZIM group of companies. On April 1, 2004, ZIM Corporation and ZIM Technologies amalgamated into ZIM Corporation. On April 1, 2006, ZIM purchased a US-based mobile content company called Advanced Internet Inc. (“AIS”). In April 2016, ZIM incorporated a wholly owned subsidiary called GeneSpans Corporation. GeneSpans is focused on developing intellectual property and advancing research and development in the areas of new synthetic drugs and immunotherapies. Genespans name was changed to NuvoBio Corporation on August 25, 2016.

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

In 2017, NuvoBio signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes and companies. NuvoBio is currently funding research and development projects in the following areas:

·	Implementing unique molecular interaction & analytics using supercomputing technologies to design small peptide drugs that bind to target proteins for cancer therapies; and

·	The development of bi-specific immunology therapies for the treatment of kidney cancer.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

Revenue from the sale of mobile content for the fiscal year ended March 31, 2017 was $NIL as compared to $NIL for fiscal year ended March 31, 2016 and $349 for fiscal year ended March 31, 2015. The decline was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products. Due to the continuing decline and operational cost of this business on March 31, 2014 ZIM discontinued operations in this area.

2 - GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States ("US GAAP").The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. To date the Company has incurred an accumulated loss of $21,282,718 and negative cash flow from operations of $10,394 for the year ended March 31, 2017. This raises significant doubt about the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue sufficient to fund its cash flow needs. There is no certainty that this and other strategies will be sufficient to permit the Company to continue as a going concern.

Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the classifications used in the consolidated balance sheet. Such differences in amounts could be material.

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

FOR THE YEAR ENDED MARCH 31, 2017

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

FOR THE YEAR ENDED MARCH 31, 2017

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

Consulting revenue, which represents services provided on a per diem basis to customers, is recognized as the services are performed as there are no customer acceptance provisions involved in these types of arrangements. Consulting revenue, which represents services provided on a fixed price basis to customers, is recognized upon achieving the related milestone.

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

FOR THE YEAR ENDED MARCH 31, 2017

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

TRANSLATION OF FOREIGN CURRENCIES

The Company's reporting currency is the US dollar and the functional currency is the Canadian dollar for ZIM Corporation and NuvoBio, US Dollar for AIS and Brazilian Reals for ZIM do Brazil.

The accounts of the Company's subsidiaries that are recorded in their respective functional currencies, remeasure their foreign currency transactions as follows: gains or losses from foreign currency transactions such as those resulting from the settlement of receivables or payables denominated in foreign currency, are remeasured at the weighted average exchange rates for the period and are included in the statement of comprehensive loss of the current period. For the years ended March 31, 2017, 2016, and 2015, the Company recognized a foreign exchange loss of $1,246, $592, and $6,100, respectively, in the accompanying consolidated statements of comprehensive loss included in the selling, general and administrative expenses.

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

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards. When necessary, a valuation allowance is recorded to reduce the tax assets to an amount for which realization is more likely than not. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

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

FOR THE YEAR ENDED MARCH 31, 2017

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

	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015

Risk-free interest rates	1.36%	0.99%	0.94%
Expected volatility	206%	161%	231%
Dividend yield	-	-	-
Expected life of options (years)	3.0	3.0	3.0

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

FOR THE YEAR ENDED MARCH 31, 2017

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

In May 2017, the FASB issued ASU 2017-09, Compensation - Stock Compensation (Topic 718). The ASU provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The ASU will be effective for the annual reporting periods beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. We are currently evaluating the impact ASU 2017-09 will have on our consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) – Restricted Cash. This will require entities to show the changes in the total cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. These changes become effective for fiscal years beginning after December 15, 2018. We are currently evaluating the impact ASU 2016-18 will have on our consolidated financial statements.

In August 2016 the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments. This provides guidance on presentation and classification of certain cash receipts and payments in the statement of cash flows. These changes become effective for fiscal years beginning after December 15, 2018. We are currently evaluating the impact ASU 2016-15 will have on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718). The ASU simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. The ASU will be effective for the annual reporting periods beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. We are currently evaluating the impact ASU 2016-09 will have on our consolidated financial statements.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

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

In April 2015 the FASB issued Accounting Standards Update (“ASU”) No. 2015-05 about Intangibles-Goodwill and Other-Internal-Use Software. The objective is to provide guidance about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The amendment will not change GAAP for a customer’s accounting for service contracts. In addition, the guidance in this Update supersedes paragraph 350-40-25-16. Consequently, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets. The Company adopted ASU 2016-05 on April 1, 2016. These changes did not have an impact on the Company’s consolidated financial statements.

In January 2015 the FASB issued ASU No. 2015-01 about Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items The objective is to reduce the cost and complexity of income statement presentation by eliminating the concept of extraordinary items while maintaining or improving the usefulness of the information provided to the users of financial statements. The extraordinary items must meet the following criteria: unusual nature and infrequency of occurrence. If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes. The Company adopted ASU 2016-01 on April 1, 2016. These changes did not have an impact the Company’s consolidated financial statements.

In May 2015, the FASB issued ASU No. 2014-09 related to revenue from contracts with customers. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard is effective for annual reporting periods beginning after December 15, 2017 Early adoption is not permitted. We are currently evaluating the impact ASU 2014-09 will have on our consolidated financial statements. The impact is not known at this time.

4 - ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company recognizes any interest accrued related to unrecognized tax benefits in interest and penalties in income tax benefit in the consolidated statement of comprehensive loss.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

5 - ACCOUNTS RECEIVABLE

	March 31, 2017	March 31, 2016
	$	$
Trade accounts receivable	80,140	47,362
Allowance for doubtful accounts	(10,192)	-
Other	11,740	10,945
	81,688	58,307

6 – INVESTMENTS

Investments and long term deposits	Investment Date	Value at Investment Date	2017	2016	Available For Sale
Seregon	October 1, 2009	95,147	-	-	No
CP4H	June 29, 2012	187,367	-	-	No
LW Capital Pool	May 31, 2010	10,290	-	-	No
Hosted Bizz	Dec. 31, 2013	1,005	751	771	No
Equispheres Inc.	August 26,2015	111,990	113,449	115,643	No
Total		405,799	114,200	116,414

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

On June 29, 2012, ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd. (“CP4H”) The investment consisted of the purchase of 200 common shares at a price of $187,367.

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

FOR THE YEAR ENDED MARCH 31, 2017

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

On April 30, 2016, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 250,000 common shares at a price of $20,042.

On August 26, 2015, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 500,000 common shares at a price of $91,948.

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

The Company recorded the acquired technology assets as intangible assets on the consolidated balance sheet. This asset was being amortized over 60 months on a straight line basis. Amortization expense for fiscal 2017 was $NIL and the net book value as at March 31, 2017 is $NIL. Amortization expense for fiscal 2016 was $3,943 and the net book value as at March 31, 2016 was $NIL. Amortization expense for fiscal 2015 was $8,804 and the net book value as at March 31, 2015, was $4,358.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

8 - EQUIPMENT

March 31, 2017	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	829,921	818,802	11,119
Software	80,891	74,560	6,331
Office furniture and equipment	180,917	175,363	5,554
Voice communications equipment	4,683	4,331	352
Leasehold improvements	131,814	131,412	402
	1,228,226	1,204,468	23,758

March 31, 2016	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	845,762	835,296	10,466
Software	78,246	72,446	5,800
Office furniture and equipment	184,570	175,388	9,182
Voice communications equipment	4,765	4,314	451
Leasehold improvements	128,354	127,936	418
	1,241,697	1,215,380	26,317

Depreciation expense for the year ended March 31, 2017 was $12,170 ($9,166 and $19,347 for the years ended March 31, 2016 and 2015 respectively). These expenses are included in the cost of revenue account, the selling, general, and administrative expenses and the research and development account.

9 – LINE OF CREDIT

During fiscal 2017, a working capital line of credit, in the form of overdraft protection, was available at approximately $37,566 (equivalent to $50,000 Canadian, the Company’s functional currency) from the Company’s major financial institution. This credit facility is secured by the Company’s assets. Amounts drawn on this credit facility bear interest at the prime rate, as published by the Royal Bank of Canada, plus 2.15%.

In order to maintain the working capital line of credit the Company must maintain a Tangible Net Worth of greater than $150,000 Canadian dollars (equivalent to $112,697 US dollars) and a ratio of current assets to current liabilities greater than 1.10:1. The Company has not been in violation of these covenants during the year.

As at March 31, 2017 nothing was drawn down on this line of credit. The line of credit does not have defined expiration or renewal dates.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

10 – ACCRUED LIABILITIES

	March 31, 2017	March 31, 2016
	$	$

Employee related accruals	11,931	41,518
Trade	7,194	-
	19,125	41,518

11 – COMMON SHARE ISSUE

The Company did not issue any common shares, except for those issued as compensation as described in notes 12 and 13, during the years ended March 31, 2017 or March 31, 2016 pursuant to the exercise of stock options by employees and the granting of stock for executive officers.

On November 12, 2009, the Board of Directors approved a share repurchase plan. Shares may be repurchased by the Company to a maximum of $200 per day and $12,000 per quarter. The repurchase program has no expiration date. As of March 31, 2017 no shares have been repurchased as part of this program.

On January 19, 2017, the Company undertook a corporate action to consolidate its outstanding common shares on the basis of one post-consolidation common share for every twenty pre-consolidation common shares. The consolidation has been reflected retroactively in the financial statements.

12 – RELATED PARTY TRANSACTIONS

No remuneration has been recorded in these consolidated financial statements for the services of the Chief Executive Officer (CEO) for the fiscal year 2017, 2016 and 2015 except for the 32,293 post-consolidation shares of common stock, valued at $1,085 issued through the fiscal year 2017, 477,298 post-consolidation shares of common stock, valued at $33,243 issued through the fiscal year 2016, 50,667 post-consolidation shares of common stock, valued at $9,038 issued through the fiscal year. The CEO is also a director and the controlling shareholder.

A director of the Company is a director and principal owner of a company that provides hosting services to ZIM. During the fiscal year ending March 31, 2017 the Company paid $32,127 for these services (March 31, 2016 - $27,870 and March 31, 2015 - $36,758). Included in accounts payable is $2,308 connected to these services. ZIM also provides bookkeeping services to this company. During the fiscal year ending March 31, 2017, the related company paid $5,714 to ZIM for these services (March 31, 2016 and March 31, 2015 - $Nil). Included in accounts receivable as at March 31, 2017 is $1,880 (March 31, 2016 - $Nil) connected to these services.

An Officer of the Company is the principal owner of a company that provides finance, accounting and bookkeeping services to ZIM. During the fiscal year ending March 31, 2017 the company paid $17,245 for these services (March 31, 2016 - $23,763 and March 31, 2015 - $55,957). Included in accounts payable as at March 31, 2017 is $754 connected to these services (March 31, 2016 - $Nil).

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

13 - STOCK BASED COMPENSATION

During the year ended March 31, 2017 and March 31, 2016, the Company issued common shares and options to employees and non-employees, and as a result, common shares and additional paid in capital has been increased by $8,334 and $55,063 respectively.

At various times through fiscal year 2017 Dr. Cowpland received a total of 32,293 post-consolidation shares of common stock in lieu of cash for services provided to the Company, valued at $1,085.

At various times through fiscal year 2017 a Company controlled by Mr. Stechyson received a total of 156,500 post-consolidation shares of common stock in lieu of cash for services provided to the Company, valued at $5,321.

At various times through fiscal year 2017 a Company controlled by Mr. Chapman received a total of 41,063 shares of common stock in lieu of cash for services provided to the Company, valued at $869.

At various times through fiscal year 2016 Dr. Cowpland received a total of 477,298 post-consolidation shares of common stock in lieu of cash for services provided to the Company, valued at $33,243.

At various times through fiscal year 2016 a Company controlled by Mr. Stechyson received a total of post-consolidation 68,500 shares of common stock in lieu of cash for services provided to the Company, valued at $5,634.

On August 22, 2015, 50,000 post-consolidation common shares were issued to each of Ms. Debbie Weinstein, Mr. Steven Houck and Mr. Donald Gibbs for a total of 150,000 post-consolidation common stock in lieu of cash for services provided to the Company, valued at $12,600.

The increase in additional paid in capital is the value associated with the common shares issued and the vesting of options, which is recorded as compensation expense in the statement of comprehensive loss as a part of selling, general and administrative expense.

Under ZIM’s Employee Stock Option Plan, the Company may grant options to its officers, directors and employees for up to 1,360,000 post consolidation common shares. As at March 31, 2017, 225,500 (March 31, 2016, 462,105) post consolidation options were outstanding under the Employee Stock Option Plan. Stock options are granted with an exercise price equal to the common share’s fair market value at the date of grant. Options are granted periodically and both the maximum term of an option and the vesting period are set at the Board's discretion. All options granted in fiscal year 2017 vested on the day of the grant and have a three year term. The expected life of the grants due to forfeitures and exercise of options is estimated based on recent history and is 3 years.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

The Company recognized the following expense relating to stock options and grants:

	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
	$	$	$
Options compensation expense for employees	591	2,809	3,405
Options compensation expense for consultants	468	3,401	8,494
Stock grant compensation expense for consultants	869	3,986	60,961
Stock grant compensation expense for executive officers	6,406	44,867	9,038
Total expense	8,334	55,063	81,898

All options granted vested on the day of the grant resulting in the Company not having any non-vested awards as of March 31, 2017 or March 31, 2016.

A summary of the status of the stock options is as follows:

	March 31, 2017 Number of options outstanding	March 31, 2016 Number of options outstanding

Options outstanding, beginning of year	462,105	880,398
Granted	42,500	113,150
Expired	(279,105)	(531,443)
Options outstanding, end of year	225,500	462,105

The number of outstanding share options granted have been adjusted for the effect of the share consolidation. All share options outstanding at March 31, 2017 are exercisable.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

The following table represents a summary of the options outstanding as at March 31, 2017:

	Options outstanding and exercisable
Range of exercise prices	Number outstanding at March 31, 2017	Weighted average remaining contractual life
$		Years
0.03-0.08	155,650	1.99
0.09-0.16	39,250	0.76
0.17-0.24	30,600	0.37
	225,500	1.47

The weighted average grant-date fair value of options granted and vested in fiscal 2017 and 2016 were $0.0329 and $0.102 respectively.

As at March 31, 2017 there were NIL options in the money.

EMPLOYEE AND NON-EMPLOYEE OPTIONS

During the year ended March 31, 2017, 24,500 post-consolidation options were granted to employees. In the year ended March 31, 2016, 43,150 post-consolidation options were granted to employees.

During the year ended March 31, 2017, 18,000 post-consolidation options were granted to non-employees. In the year ended March 31, 2016, 70,000 post-consolidation options were granted to non-employees.

No options have been granted with exercise prices below the market price on the respective grant dates during the year ended March 31, 2017 or March 31, 2016.

14 - INTEREST

	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
	$	$	$

Interest income	25,892	55,436	81,521
Interest expense	(3,663)	(4,163)	(5,459)
Total	22,229	51,273	76,063

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

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

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to loss before taxes, as follows:

	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
	$	$	$
Tax Rate, comprised of a federal rate of 11.00% and a provincial rate of 4.50%	15.50%	15.50%	15.50%

Expected Canadian Income Tax (Recovery)	(10,764)	(48,287)	(34,913)
Change in valuation allowance	107,243	25,102	(208,774)
Expired Ontario transitional tax credit	-	-	193,415
Permanent differences	6,940	21,958	16,049
Change in tax rates Difference between Canadian and foreign tax rates	(75,293) (6,221)	-(6,326)	-1,098
Adjustments to deferred tax assets	-	-	45,487
Other	(21,905)	7,701	(859)
	-	148	11,502

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

Refundable investment tax credits for research and development in Canada of $171,457, $305,708, and $300,404, and for the years ended March 31, 2017, March 31, 2016 and March 31, 2015, respectively is netted against research and development expense. The investment tax credits are subject to review and approval by taxation authorities and it is possible that the amounts granted will be different from the amounts recorded by the Company.

Deferred taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The Company’s deferred tax assets are as follows:

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

	March 31, 2017	March 31, 2016
	$	$

Losses available for carry forward	207,745	155,096
Property and equipment - differences in net book value and unamortized capital cost	122,774	124,501
Intangible assets - differences in net book value and tax basis	209,724	215,205
Unused scientific research and experimental development amounts deductible and investment tax credits available for carry forward	816,735	807,603
Other	125,925	73,254
Gross deferred tax asset	1,482,903	1,375,659
Valuation allowance	(1,482,903)	(1,375,659)
Net deferred tax asset	-	-

The Company has federal and provincial non-capital losses available to reduce taxable income in Canada, which expire in the following years:

Federal & Provincial
$

2026	634,980
2027	307,249
2037	169,494
1,111,722

The Company has capital losses of $290,798, which are available indefinitely to reduce capital gains in future years as of March 31, 2017.

The losses in Brazil of $147,469 have an indefinite carryforward period. However, the losses can only be used to offset 30% of taxable income in any given year.

As at March 31, 2017, the Company had accumulated unclaimed federal and provincial scientific research and experimental development deductions of approximately $3,790,940 ($3,849,270 in 2016). This amount can be carried forward indefinitely to reduce income taxes payable in future years.

The Company has federal scientific research and experimental development credits available to reduce income taxes in Canada, which expire in the following years:

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

2019	4,994
2021	13,582
2022	266,132
2023	1,708
2024	2,140
2025 to 2033	9,366
297,922

16 - LOSS PER SHARE

For the purposes of the loss per share computation, the weighted average number of common shares outstanding has been used.

The number of common shares for the prior years have been adjusted to reflect the impact of the share consolidation. The basic and diluted loss per share have been adjusted to reflect the impact of the share consolidation, on the basis of one post-consolidation common share for every twenty pre-consolidation common shares, which was accounted for as a reverse stock split effective on January 19, 2017.

The following securities are considered "in the money" and could potentially dilute the basic earnings per share in the future but have not been included in diluted earnings per share because their effect was negligible or antidilutive:

	March 31, 2017	March 31, 2016	March 31, 2015

Stock options	-	-	394,651

Total post-consolidation options outstanding at March 31, 2017, 2016 and 2015 were 225,500, 462,105, and 880,398 respectively.

17 - FINANCIAL RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings. A hypothetical 10% change in the value of one Brazilian real expressed in U.S. dollars during the year ended March 31, 2017 would have caused an approximate $24,547 change in the Company’s revenue for the fiscal year 2017. The Company is exposed to exchange risk due to the timing of the movement of funds between subsidiaries and the parent company related to the transfer pricing agreement and the pricing of contracts in non-functional currencies. Financial instruments denominated in foreign currencies that lead to foreign exchange risk when funds are moved include:

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2017	March 31, 2016

Canadian dollars	231,785	165,874
US dollars	78,366	17,292
Brazilian reals	523,305	1,161,324

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2017	March 31, 2016

Canadian dollars	86,759	20,113
US dollars	-	8,970
Brazilian reals	51,968	120,097

Accounts payable include the following amounts payable in their source currency:

	March 31, 2017	March 31, 2016

Canadian dollars	20,288	9,729
US dollars	-	1,661
Brazilian reals	16,399	-

Accrued liabilities include the following accruals in their source currency:

	March 31, 2017	March 31, 2016

Canadian dollars	23,506	41,674
Brazilian reals	4,611	33,333

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

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

	March 31, 2017	March 31, 2016

Canada	80%	27%
North America, excluding Canada	-%	15%
South America	20%	58%
	100%	100%

FAIR VALUE

The carrying values of accounts receivable, investment tax credits receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

18 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE COMMITMENTS

The Company has the following financial commitments related to minimum rent expenses for facilities:

$
2017	36,541
2018	36,541
2019	36,451
2020	15,225
2021	-
Total	124,848

For the year ended March 31, 2017, facilities expense was $90,899 ($94,766 for the year ended March 31, 2016 and $116,540 for the year ended March 31, 2015). The lease was renewed for 5 years and 2 months on March 21, 2017.

OTHER

The Company is committed to pay an unrelated third party $75,000 upon the listing of ZIM Corporation’s common shares on a national securities exchange.

19 - SUPPLEMENTAL CASH FLOW DISCLOSURE

	Year ended March 31, 2017	Year ended March 31, 2016
	$	$
Interest paid	(3,663)	(4,163)
Income taxes paid	-	148
Investment tax credit on research and development received	281,644	296,924

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

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

The following table sets forth external revenues, cost of revenues (including depreciation expense), operating expenses (including depreciation expense) and other amounts attributable to these product lines:

Year ended March 31, 2017	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	188,654	482,247	670,901
Cost of revenue	3,939	14,661	18,600
Gross margin	184,715	467,586	652,301

Allocation of operating expenses	213,391	541,177	753,568
Allocation of gain on sales of assets	(165)	(417)	(582)
Allocation of dividend income	(2,551)	(4,576)	(9,008)
Allocation of interest income, net	(6,295)	(15,934)	(22,229)
	204,381	517,368	721,749

Net loss	(19,666)	(49,782)	(69,448)

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

Year ended March 31, 2016	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	140,889	478,402	619,291
Cost of revenue	6,241	60,896	67,137
Gross margin	134,648	417,506	552,154

Allocation of operating expenses	224,532	696,209	920,741
Allocation of interest income, net	(13,959)	(43,096)	(57,055)
Income taxes	-	148	148
	210,573	653,261	863,834

Net loss	(75,925)	(235,755)	(311,680)

Year ended March 31, 2015	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	162,741	972,922	1,135,663
Cost of revenue	8,540	62,335	70,875
Gross margin	154,201	910,587	1,064,788

Allocation of operating expenses	207,482	1,225,226	1,432,708
Allocation of interest income	(11,015)	(65,048)	(76,063)
Gain on investment	(9,647)	(56,964)	(66,611)
Income tax recovery	1,666	9,836	11,502
	188,486	1,113,050	1,301,536

Net loss	(34,285)	(202,463)	(236,748)

One customer accounted for approximately 12.5% for the year ended March 31, 2015, one customer accounted for approximately 21% of revenue for the year ended March 31, 2016 and one customer accounted for approximately 28% of revenue for the year ended March 31, 2017.

The following table sets forth total assets used by each segment:

TOTAL ASSETS	March 31, 2017	March 31, 2016
	$	$
Mobile	263,975	259,615
Software	674,787	804,995
Total assets	938,762	1,064,610

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2017

(EXPRESSED IN US DOLLARS)

The following tables set forth external revenues and long-lived assets attributable to geographic areas. External revenues are based on the location of the customer:

	March 31, 2017	March 31, 2016
	$	$
Long-lived assets
Canada	21,099	24,155
Brazil	2,659	2,162
Total long-lived assets	23,758	26,317

Total Revenue	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
	$	$

United States	47,057	48,850	61,500
Europe	5,885	15,605	15,898
Brazil	245,475	372,983	710,348
Canada	181,415	49,783	186,889
Singapore	188,596	136,612	157,049
Other	2,473	1,458	3,979
Total revenue	670,901	619,291	1,135,663

Management evaluates each segment’s performance based upon revenues and gross margins achieved.

21 – SUBSEQUENT EVENTS

None.

ITEM 19. EXHIBITS.

See the Exhibit Index hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZIM Corporation

(Registrant)

By /s/ Michael Cowpland

------------------------------------

Michael Cowpland (President and CEO)

Date: June 27, 2017

EXHIBIT INDEX

Exhibit EXHIBIT

Number

1.1	Articles of Incorporation of the Registrant (Incorporated by reference to the Registrant's Registration Statement on Form S-4 filed on November 1, 2002 (No. 333-100920))
1.2	By-Laws of the Registrant (Incorporated by reference to the Registrant's Registration Statement on Form S-4 filed on November 1, 2002 (No. 333-100920))
4.10	Employee Stock Option Plan, as amended September 22, 2005 (Incorporated by reference to Appendix A to the Registrant’s Proxy Statement filed August 19, 2005)
4.11	Form of Stock Option Agreement under Employee Stock Option Plan (Incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-KSB filed June 28, 2006)
4.12	Form of Non-Qualified Stock Option Agreement between the Registrant and each of Michael Cowpland, James Stechyson, Steve Houck and Charles Saikaley, dated, 2001 (Incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-KSB filed June 28, 2006)
4.13	ZIM SMS Gateway Agreement with SIT Consulting, dated October 27, 2004 (Incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-KSB filed June 28, 2006)
4.14	Secured Senior Promissory Note dated March 31, 2006 between ZIM Corporation and Advanced Telecom Services, Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed April 4, 2006)
4.15	Loan Agreement dated August 11, 2005 between ZIM Corporation and Dr. Michael Cowpland (Incorporated by reference to Exhibit 10.11 to the Registrant’s Current Report on Form 8-K filed August 11, 2005)
4.16	Surrender and Conversion Agreement by and between Michael Cowpland and ZIM Corporation dated December 4, 2008 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended December 31, 2008).
4.17	Consulting Agreement by and between Chapman CFO Resources Inc. and ZIM Corporation dated July 20, 2008 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended December 31, 2008).
4.18	Stock Purchase Agreement dated March 28, 2006 by and among ZIM Corporation, Advanced Telecom Services, Inc. and Advanced Internet, Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed March 28, 2006)
8.1 *	List of subsidiaries of the Registrant
12.1 *	Certification by the Chief Executive Officer, Michael Cowpland, pursuant to Exchange Act Rules 13(a)-14(a) and 15d-14(a)
12.2 *	Certification by the Chief Financial Officer, John Chapman, pursuant to Exchange Act Rules 13(a)-14(a) and 15d-14(a)
13.1 *	Certification by the Chief Executive Officer, Michael Cowpland, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 *	Certification by the Chief Financial Officer, John Chapman, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith.

