Form 20-F
period 2018-03-31
ZIM CORP
filed 2018-07-24
CIK 1124160

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2018.

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

8,136,348 common shares outstanding as of March 31, 2018.

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

INTRODUCTION

As used in this Annual Report on Form 20-F, unless the context otherwise indicates, the terms “we”, “us”, “our”, “ZIM”, the “Registrant” or the “Company” mean ZIM Corporation and its wholly-owned subsidiaries, Advanced Internet Inc. (AIS), ZIM Technologies do Brazil Ltda, and NuvoBio Corporation.

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

A.            Selected Financial Data

The following selected consolidated statements of operations data for the fiscal years ended March 31, 2018, 2017, and 2016 and consolidated balance sheet data as of March 31, 2018 and 2017 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page 48.  The following selected consolidated statements of operations data for the fiscal years ended March 31, 2015 and 2014 and consolidated balance sheet data as of March 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

All information regarding share data, including earnings per share reflect the twenty to one stock consolidation that took place on January 19, 2017 for all periods presented.

Consolidated Statements of Operations
	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014
	$	$	$	$	$

Revenue	503,242	670,901	619,291	1,135,663	1,271,427
Operating expenses	607,493	772,168	987,878	1,503,583	1,521,231
Loss from continuing operations	(104,251)	(101,267)	(368,587)	(367,920)	(249,804)

Other income (loss)	61,349	31,819	57,055	142,674	(119,652)
Operating (loss) from continuing operations	(42,902)	(69,448)	(311,532)	(225,246)	(369,456)

Income tax (recovery) expense	—	—	(148)	11,502	(12,750)
Loss from continuing operations	(42,902)	(69,448)	(311,680)	(236,748)	(356,706)
Loss from discontinued operations	—	—	—	—	5,364
Net Loss	(42,902)	(69,448)	(311,680)	(236,748)	(351,342)

Basic and diluted Loss per share from continuing operations	(0.005)	(0.009)	(0.042)	(0.034)	(0.052)
Basic and diluted Loss per share from discontinued operations	(0.000)	(0.000)	(0.000)	(0.000)	0.001

Weighted average number of shares outstanding – basic and diluted	8,126,222	7,973,352	7,438,714	6,959,086	6,773,043

Consolidated Statements of Cash Flows
	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014
	$	$	$	$	$
Cash flows used in operating activities	(18,147)	(10,394)	(399,605)	(64,621)	(29,477)
Cash flows provided by (used in) investing activities	33,841	(9,029)	(126,603)	57,328	(18,917)
Effect of changes in exchange rates on cash and cash equivalents	(16,863)	(33,218)	(29,856)	(351,063)	(156,376)
Decrease in cash and cash equivalents	(1,169)	(52,641)	(556,064)	(358,356)	(204,770)
Cash and cash equivalents, beginning of year	419,676	472,317	1,028,381	1,386,737	1,591,507
Cash and cash equivalents, end of year	418,507	419,676	472,317	1,028,381	1,386,737

Consolidated Balance Sheets
	As at March 31, 2018	As at March 31, 2017	As at March 31, 2016	As at March 31, 2015	As at March 31, 2014
	$	$	$	$	$
ASSETS
Current assets
Cash and cash equivalents	418,507	419,676	472,317	1,028,381	1,386,737
Accounts receivable, net	38,463	81,688	58,307	63,353	123,669
Investment tax credits receivable	131,220	168,963	281,644	300,404	292,712
Other tax credits	82,997	117,658	84,652	53,750	139,623
Prepaid expenses	25,595	12,819	24,959	12,976	16,120
	696,782	800,804	921,879	1,458,864	1,958,861

Long term deposits	-	-	-	-	9,722
Investments	117,109	114,200	116,414	788	905
Intangible assets	-	-	-	4,358	13,814
Equipment, net	24,334	23,758	26,317	24,506	34,570
	838,225	938,762	1,064,610	1,488,516	2,017,872

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	9,057	20,451	9,161	25,309	30,653
Accrued liabilities	19,041	19,125	41,518	87,143	55,320
Deferred revenue	60,224	92,770	110,969	186,034	225,465
	88,322	132,346	161,648	298,486	311,438

Deferred rent	-	8,173	11,035	-	-
Total Liabilities	88,322	140,519	172,683	298,486	311,438
Shareholders' equity:
Preferred shares, no par value, non-cumulative	-	-	-	-	-
Common shares, no par value	19,491,842	19,491,757	19,484,482	19,432,795	19,362,796
Additional paid-in capital	2,962,105	2,961,848	2,960,789	2,955,865	2,943,966
Accumulated deficit	(21,325,620)	(21,282,718)	(21,213,270)	(20,901,590)	(20,664,842)
Accumulated other comprehensive income	(378,425)	(372,644)	(340,074)	(297,040)	64,514
	749,902	798,243	891,927	1,190,030	1,706,434
	838,225	938,762	1,064,610	1,488,516	2,017,872

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

We believe that our future success depends on our ability to significantly increase revenue from our operations. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by technology and innovation companies. These risks include our ability to:

•	Offer competitive pricing for our services;
•	Maintain our current relationships and develop new strategic relationships;
•	Attract and retain qualified employees;
•	Maintain our current customer and user base of our integrated development environment (”IDE”) software; and
•	Offer new and innovative upgrades to our IDE software.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDS, WHEN REQUIRED, IN A TIMELY MANNER OR ON ACCEPTABLE TERMS, WE MAY HAVE TO CURTAIL OR SUSPEND CERTAIN ASPECTS OF OUR BUSINESS OPERATIONS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS RELATIONSHIPS, FINANCIAL RESULTS, FINANCIAL CONDITION AND PROSPECTS.

We anticipate that our cash and cash equivalents balance at March 31, 2018 of $418,507 along with cash generated from operations will be sufficient to meet our present operating and capital expenditures through fiscal 2019. Management will continue its efforts to increase revenue, its cost reduction activities and strive to eliminate liabilities and reduce our current operational costs. However, there is no guarantee that unanticipated circumstances will not require additional liquidity.

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

WE MAY NOT BE ABLE TO ADAPT QUICKLY ENOUGH TO TECHNOLOGICAL CHANGE AND CHANGING CUSTOMER REQUIREMENTS, THEREBY LOSING SALES.

If we are unable to adapt to the rapid changes in technology and customer needs that are inherent to technology-based industries, we may lose sales and fail to grow. In order to meet these rapid changes, we will have to effectively integrate new wireless and data technologies, continue to develop our technologies and technical expertise and respond to changing customer needs.

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

OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING ARE NOT EFFECTIVE.

We did not have effective internal control procedures in place at March 31, 2018, when we evaluated our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. This could affect the reliability of our consolidated financial statements. We are attempting to remedy our weaknesses but as a small company we have limited resources to employ for this purpose. See item 15 of this Form 20-F for additional information on our attempts to rectify our weaknesses. The reduction of the risk will require additional expenses and use of management's time.

OUR STRATEGIC DIRECTION IS EVOLVING, WHICH COULD NEGATIVELY AFFECT OUR FUTURE RESULTS.

Since inception, our business model has evolved and is likely to continue to evolve as we refine our offerings and market focus. Prior to 2004, we focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”, in 2004 through to fiscal 2007 we focused on our SMS aggregation services. From fiscal 2008 to 2012, we focused on offering mobile content, applications development and the development of new IDE software. In 2013 we discontinued mobile content sales due to very low sales volume and redirected resources related to mobile content to the continued development of our IDE software. We continue to evaluate opportunities and alternative strategies in a rapidly evolving market. We plan to leverage our intellectual capital, core technologies and other business assets to focus on new strategic directions and attempt to maximize shareholder value. Changes to our business may not prove successful in the short or long term and may negatively impact our financial results.

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

The beneficial ownership of our Chief Executive Officer and related parties in our outstanding shares is approximately 53%. All directors and executive officers as a group (5 persons) beneficially hold 6,155,424 of our common shares, which totals approximately 75% of ownership. As a result, our insiders are able to substantially influence all matters requiring the approval of our shareholders, including the election of directors and the approval of significant corporate transactions such as acquisitions. This concentration of ownership could delay, defer or prevent a change in control or otherwise impede a merger or other business combination that our Board of Directors or other shareholders may view favorably.

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

See Note 6 of the consolidated financial statements for details of our principal capital expenditures and divestitures, including those currently in progress, since the beginning of our last three fiscal years to the date of this annual report.

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

In fiscal 2018, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging business. At March 31, 2013 ZIM discontinued the sale of mobile content.

Also, in 2017, NuvoBio signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes and companies. The company is currently funding research and development projects in the following areas:

•

 New peptide-derived inhibitors for therapeutic intervention against breast cancer cell lines in the presence or absence of chemotherapeutics to characterize the in vivo effects of promising inhibitors; and

•	The development of immunology therapies for the treatment of kidney cancer.

The following tables show the breakdown of total revenues by category of activity and geographic market:

Revenue by category	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016
	$	$	$

Software, software maintenance and consulting	394,757	482,247	478,402
Mobile	108,485	188,654	140,889
Total revenue	503,242	670,901	619,291

Revenue by geographic market	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016
	$	$	$

United States	34,076	47,057	42,850
Europe	-	5,885	15,605
Brazil	218,436	245,475	372,983
Canada	141,511	181,596	49,783
Singapore	108,485	188,596	136,612
Other	735	2,473	1,458
Total revenue	503,242	670,901	619,291

SOFTWARE

Historically, we were a developer and provider of the ZIM IDE software, which is used by companies in the design, development, and management of information databases. We now license the ZIM IDE software products to customers through direct and partner sales.

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

The ZIM IDE software has been used to develop database applications that have been deployed in a wide range of industries, including finance, insurance, marketing, human resources, information and records management. Applications built with the ZIM IDE software also fully accesses most other major databases such as Oracle™ and SQL™ Server.

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

In fiscal 2016, 2017 and 2018, we continued to support our existing customer base and users of the ZIM IDE software. In addition, we continued to allocate research and development resources to improve the performance and features of the ZIM IDE software.

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

CUSTOMERS

During fiscal 2018, we had 1 revenue generating customer in our mobile segment related to the SMS market. In addition, we had in excess of 100 customers who utilized ZIM IDE to run their enterprise applications. One customer accounted for approximately 21% for the year ended March 31, 2016, one customer accounted for approximately 28% of revenue for the year ended March 31, 2017 and one customer accounted for approximately 22% of revenue for the year ended March 31, 2018.

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

RESEARCH AND DEVELOPMENT

Our research and development activities focus primarily in the areas of database migration technology and IDE software. However, in 2016, with the creation of NuvoBio, we entered into research in the area of genetic therapy solutions. Research and development expenditures, net of refundable tax credits, were $49,031 for fiscal 2018, $76,243 for fiscal 2017 and $148,604 for fiscal 2016.

PATENTS AND INTELLECTUAL PROPERTY PROTECTION

Intellectual property does not represent a material part of our assets or business strategy at this time. We do not rely on patents or copyrights and, to the extent we maintain trade secrets, we rely on confidentiality agreements to protect them from misappropriation. In the future we may seek patents and intellectual property protection specifically related to the drug research programs we are funding through our NuvoBio subsidiary.

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

D.       Property, Plants and Equipment

DESCRIPTION OF PROPERTY

Our principal office is located in Ottawa, Canada. ZIM leases an office suite of approximately 1,033 square feet. The lease is currently scheduled to expire May 31, 2020.

We believe that our existing facilities are adequate to meet our current needs.

Refer to note 8 of our consolidated financial statements “EQUIPMENT” for additional information.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EXECUTIVE SUMMARY

Revenue for the fiscal year 2018 was $503,242, compared with revenue of $670,901 for fiscal year 2017. The decrease is attributable to the decreases across all lines of business ranging from a 18% decrease in our software, software maintenance and consulting business to 42.5% in our mobile messaging business.

Revenue for the fiscal year 2017 was $670,901, compared with revenue of $619,291 for fiscal year 2016. The increase is attributable to the increase in our SMS business and is partially offset by a decline in our software maintenance and consulting revenue.

Net loss for the fiscal year 2018 was $42,902 as compared to net loss of $69,448 for the fiscal year 2017 and net loss of $311,680 for the fiscal year 2016. The decreased losses in fiscal 2018 are due to continued cost reductions that offset a decline in revenue and the sale of our interest in HostedBizz. The reduced losses in fiscal 2017 are due to an increase in revenue as stated above and cost reductions related to staff reductions.

ZIM had cash and cash equivalents of $418,507 at March 31, 2018 as compared to cash and cash equivalents of $419,676 at March 31, 2017. The Company consumed $18,147 of cash flow from operations during the fiscal year ended March 31, 2018.

A.	Operating results

The following is an overview of our operating results for the year ended March 31, 2018. A more detailed discussion of our operating results, comparing our operating results for the years ended March 31, 2018, 2017, and 2016, is included under the heading “Results of Operations for the Year Ended March 31, 2018 Compared to the Year Ended March 31, 2017 and 2016” of this “OPERATING AND FINANCIAL REVIEW AND PROSPECTS.” A discussion on the effects of currency fluctuations can be found in Item 11.

Revenue for the fiscal year 2018 was $503,242, compared with revenue of $670,901 for fiscal year 2017. The decrease is attributable to the decreases across all lines of business ranging from a 18% decrease in our software, software maintenance and consulting business to 42.5% in our mobile messaging business.

Revenue for the fiscal year 2017 was $670,901, compared with revenue of $619,291 for fiscal year 2016. The increase is attributable to the increase in our SMS business and is partially offset by a decline in our software maintenance and consulting revenue.

Total operating expenses for the year ended March 31, 2018 were $607,493, a decrease of approximately $164,675 compared to operating expenses of $772,168 for the year ended March 31, 2017 and a decrease of approximately $215,710 compared to operating expenses of $987,878 for the year ended March 31, 2016. The decrease is related to significantly lower research and development costs and lower selling general and administrative expenses. The reduced expenses are a combination of cost reductions related to staff reduction that took place in August of 2016 and a strong US dollar.

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

NuvoBio has signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes and companies. The company is currently funding research and development projects in the following areas:

•

New peptide-derived inhibitors for therapeutic intervention against breast cancer cell lines in the presence or absence of chemotherapeutics to characterize the in vivo effects of promising inhibitors.

•	The development of immunology therapies for the treatment of kidney cancer.

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

RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2018 COMPARED TO THE YEAR ENDED MARCH 31, 2017 AND THE YEAR ENDED MARCH 31, 2016

REVENUES	Year ended March 31, 2018	As a %	Year ended March 31, 2017	As a %	Year ended March 31, 2016	As a %
	$		$		$
Bulk SMS	108,485	22%	188,654	28%	140,889	23%
	108,485	22%	188,654	28%	140,889	23%

Software	34,435	7%	90,452	14%	40,821	7%
Maintenance and consulting	360,322	71%	391,795	58%	437,581	70%
	394,757	78%	482,247	72%	478,402	77%

	503,242	100%	670,901	100%	619,291	100%

Revenue for the fiscal year 2018 was $503,242, compared with revenue of $670,901 for fiscal year 2017. The decrease is attributable to the decreases across all lines of business ranging from a 18% decrease in our software, software maintenance and consulting business to 42.5% in our mobile messaging business.

Revenue for the fiscal year 2017 was $670,901, compared with revenue of $619,291 for fiscal year 2016. The increase is attributable to the increase in Bulk SMS and Software sales and was partially offset by a decline in our software maintenance and consulting revenue.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

BULK SMS

Our bulk SMS messaging revenue increased from $140,889 in fiscal 2016 to $188,654 in fiscal 2017 and then decreased to $108,485 in fiscal 2018. We experienced an increase in the volume of messages transacted through SMS routes in fiscal 2017, as compared to the declines we experienced in fiscal 2016 and fiscal 2018. In general, bulk messaging customers choose the aggregator that is offering the lowest cost route and this results in fluctuating and unpredictable revenue from this segment. The revenues of fiscal 2018 may not be indicative of future performance.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Software sales decreased from $90,452 in fiscal 2017 to $34,435 in fiscal 2018 after the increase in 2017 over the $40,821 in fiscal 2016. The increase in 2017 reflects increased activity in our Canadian operation with a subsequent decline in 2018 as we concluded some of those projects from 2017.

In addition to the sale of the software, we are generating revenue from software maintenance and consulting. Maintenance and consulting revenues have decreased from $437,581 in fiscal 2016 to $391,795 in fiscal 2017 and further declined to $360,322 in fiscal 2018. Most of the maintenance revenue was generated in Brazil as this region represents the largest concentration of users of ZIM’s IDE product. The decline in revenue is due to the decrease in maintenance contract renewal and the value of the Brazilian real compared to the United States dollar.

EXPENSES

Operating expenses

	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016
	$	$	$

Cost of revenue	15,774	18,600	67,137
Selling, general and administrative	542,688	677,325	768,194
Research and development	49,031	76,243	148,604
Amortization of intangible assets	-	-	3,943
	607,493	772,168	987,878

Total operating expenses decreased in fiscal 2018 compared to 2017 from $772,168 to $607,493 mainly due to cost reductions in research and development, selling, general and administrative expenses.

Total operating expenses decreased in fiscal 2017 compared to 2016 from $987,878 to $772,168 mainly due cost reductions in research and development, selling, general and administrative expenses that reflect the staff reductions that took place in August 2016.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the years ended March 31, 2018, March 31, 2017 and March 31, 2016 were $542,688, $677,325 and $768,194 respectively. Costs continued to decline over the three year period with fluctuations attributable to changes in exchange rate, stock based compensation and withholding taxes on the transfer of funds from Brazil to Canada.

INTEREST

For the year ended March 31, 2018, we incurred interest expense of $161 related to draws on the available overdraft protection facility with the Royal Bank of Canada.

For the year ended March 31, 2017, we incurred interest expense of $138 related to draws on the available overdraft protection facility with the Royal Bank of Canada.

For the year ended March 31, 2016, we incurred interest expense of $204 related to draws on the available overdraft protection facility with the Royal Bank of Canada.

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

The Scientific Research and Development Credits received from the Canadian federal government were assessed as filed in fiscal 2017, 2016 and 2015.

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

In May 2015, the FASB issued ASU No. 2014-09 related to revenue from contracts with customers. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard is effective for annual reporting periods beginning after December 15, 2017. Early adoption is not permitted. We are currently evaluating the impact ASU 2014-09 will have on its consolidated financial statements.

In January, 2016, the FASB issued Accounting Standards Update 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (the ASU). Changes to the current GAAP model primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities is largely unchanged. The classification and measurement guidance will be effective for public business entities in fiscal years beginning after December 15, 2017. We are currently evaluating the impact ASU 2016-01 will have on our consolidated financial statements.

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

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718). The ASU simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. The ASU became effective for the annual reporting periods beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. These changes did not have an impact on the Company’s consolidated financial statements.

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

As at March 31, 2018, we had cash and cash equivalents of $418,507 and working capital of $608,460 as compared to cash of $419,676 and working capital of $668,458 at March 31, 2017. As at March 31, 2016, we had cash and cash equivalents of $472,318 and working capital of $760,231.

Cash flows for the fiscal periods were as follows:

	Year ended March 31, 2018		Year ended March 31, 2017	Year ended March 31, 2016
	$		$	$
Cash flows used in operating activities	(18,147)		(10,394)	(399,605)
Cash flows provided by (used in) investing activities	33,841		(9,029)	(126,603)
Cash flows provided by financing activities	-	-			-

Operating activities consumed $18,147 of cash for the year ended March 31, 2018 as compared to consuming cash of $10,394 for the year ended March 31, 2017 and consuming of $399,605 during the year ended March 31, 2016. The 2018 increase in cash consumption is mainly a reflection of the decrease in operating performance.

We generated cash in the amount of $33,841 in fiscal 2018, used $9,029 in fiscal 2017, and used $126,603 in fiscal 2016 in investing activities. In fiscal 2018 cash was used for the purchase of computer equipment and software and was offset by the sale of our interest in HostedBizz for a gain of $45,758. In fiscal 2017 cash was used for the purchase of computer equipment and software. The $126,603 used in fiscal 2016 was used mainly to invest in other companies.

At March 31, 2018, the Company had access to an overdraft protection facility from its principal banker for approximately $38,778 (refer to Note 9 “Line of Credit” to consolidated financial statements), in addition to a cash and cash equivalent balance of $418,507.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Credit terms for software, maintenance and consulting services have remained consistent from prior periods at 30 days.

As at March 31, 2018, 88% of all receivables were current. As at March 31, 2017, approximately 45% of all receivables were current. As at March 31, 2016, approximately 76% of all receivables were current.

Cash and cash equivalents of $418,507 are comprised of $139,549 in cash and $278,958 in cash equivalents. The cash equivalents of $278,958 at March 31, 2018 ($304,325 at March 31, 2017, $349,519 at March 31, 2016) are comprised of:

Held in Canada:

CIBC Wood Gundy at 1.25% - $123,083 ($158,703 CDN) – No Maturity

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $155,875 (R$516,484) - No Maturity. Of these deposits $38,112 (R$120,000) are secured by Government Deposit Insurance.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. Accordingly, there can be no assurance that ZIM will be able to meet its working capital needs for any future period. In addition, the Company has an accumulated deficit of $21,325,620 for the fiscal year ended March 31, 2018.

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

Research and development expenses, net of refundable tax credits, went from $148,604 for the year ended March 31, 2016 to $76,243 for the year ended March 31, 2017 and to $49,031 for the year ended March 31, 2018. The decrease in cost for fiscal 2018 and 2017 relates to decreased staffing of this function. Research and development expenses are related to the development of the ZIM database language and are net of refundable investment tax credits on research and development expenses in Canada.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our known contractual obligations as of March 31, 2018.

Contractual Obligations	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Greater Than 5 Years
	$	$	$	$	$
Operating Lease Obligations	28,432	13,122	15,309	-	-
Total	28,432	13,122	15,309	-	-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Each member of our Board of Directors is elected for a three-year term. The term of all Directors will expire in September 2020.

The following sets forth information concerning our executive officers and directors, including their ages, present principal occupations, other business experience during the last five years, memberships on committees of the Board of Directors and directorships in other companies:

NAME	AGE	POSITION WITH ZIM
Dr. Michael Cowpland	75	President, Chief Executive Officer, and Director
John Chapman	54	Chief Financial Officer / Consultant
Steven Houck	48	Director
James Stechyson	53	Director
Donald Gibbs	72	Director

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

John Chapman has served as our Chief Financial Officer since November 2007 and has provided consulting services to the Company since July 2007. Mr. Chapman provides virtual CFO consulting services to various companies. From 2003 to 2005, Mr. Chapman held the positions of Director of Finance and Program Management Office at Amdocs Canadian Managed Services. From 1988 to 2003, Mr. Chapman held various positions at Bell Canada and BCE companies in the areas of Finance, Human Resources and Engineering. He received a Bachelor of Technology (Mechanical Engineering) from Ryerson Polytechnical Institute in 1988 and a Master’s in Business Administration from the University of Ottawa in 1999. Mr. Chapman is a member of, and holds professional designations, with the Association of Professional Engineers of Ontario, the Institute of Certified Management Consultants of Ontario and the Society of Management Accountants of Ontario (CPA, CMA).

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

James Stechyson has served as a Director and Chairman of ZIM since June 1, 2003. He also served as a Director of ZIM Technologies beginning in January 1998 and was appointed into the position of Chairman in May 2001.  Mr. Stechyson is also currently Managing Director of HostedBizz Inc., a company delivering cloud computing infrastructure services.  From September 2002 until 2003, Mr. Stechyson served as the President of ClearOne Communications Canada a subsidiary of ClearOne Communications a global provider of audio % video conferencing solutions.  From 1990 to September 2002, he was the President of OM Video, a company specializing in the design, sales and systems integration of professional audio/visual technologies.

Donald R. Gibbs has been a Director of ZIM since July 2003. He also serves as the Chairman of ZIM's Audit Committee. Mr Gibbs is currently am advisor to The Pythian Group and until June 1st, 2017, was the Chief Operating Officer and Chief Financial Officer of The Pythian Group. Prior to this position, since May 2016 Mr. Gibbs has been a principal at the consulting firm DRG & Associates. From April 2015 until May 2016 Mr. Gibbs held the position of Chief Financial Officer of Tweed Marijuana Inc. Prior to Tweed, Mr. Gibbs was Chief Executive Officer of AirIQ between June 2008 and April 2015. From April 2007, to June 2008, Mr. Gibbs was the Chief Executive Officer of Tarquin Inc. Since July of 2004, Mr. Gibbs has been the Chairman and Chief Executive Officer of Process Photonics Inc. From June 2001 to April 2004, Mr. Gibbs was the President and Chief Executive Officer of Original Solutions Inc. He is also the principal of his own consulting company, Donald R Gibbs and Associates which provides financial and management assistance to start-up corporations. Since 1970, Mr. Gibbs has held senior financial and executive positions in Mitel Corporation, Cognos Inc., Gandalf Systems Corporation, Positron Fiber Systems Inc., Gorilla Capital Inc., VIPswitch Inc. and Original Solutions Inc. Mr. Gibbs received his Bachelor of Commerce degree from the University of Ottawa and holds a professional designation as a CPA, CMA.

EMPLOYEES

As at March 31, 2018, we had 5 employees (6 as at March 31, 2017 and 11 as at March 31, 2016), with all 5 employees in technical areas including technical support and research and development. We consider our relations with our employees to be excellent, and none of our employees are covered by a collective bargaining agreement. ZIM also contracts services from 4 consultants on a part-time basis.

Of these employees, 5 are based in Ottawa, Canada.

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

The Audit Committee's functions include evaluating, and recommending to the Board the engagement of the independent registered public accounting firm, reviewing the results of their audit findings, and monitoring on a periodic basis our internal controls over financial reporting. The Audit Committee has a formally approved written charter. The Audit Committee consists of Donald Gibbs (Chairman) and Steven Houck. Mr. Gibbs is the Audit Committee’s “audit committee financial expert,” as defined in Item 16A of Form 20-F, and he is “independent” under the NASDAQ Listing Rules. Mr. Houck replaced James Stechyson as a member of the audit committee effective June 24, 2009. The Audit Committee held four meetings during the fiscal year ended March 31, 2018.

The Compensation Committee’s functions include evaluating compensation for directors, officers, employees of and consultants to the Company, and making recommendations to the Board regarding such compensation matters. The Compensation Committee has a formally approved written charter. The Compensation Committee currently consists of James Stechyson and Steven Houck. The Compensation Committee did not hold a meeting during the fiscal year ended March 31, 2018.

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

Overview of Compensation and Process

Elements of compensation for our executives include: salary and stock option grants and health, disability and life insurance. Our Compensation Committee consists of Messrs Stechyson and Houck. It generally meets as required to review any changes to the compensation plans for the next year. In fiscal 2018, there were no changes to the plan, no bonuses and no changes to the salary levels for executives, and as a result, there were no Compensation Committee meetings.

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

Factors also considered are the equity incentives offered for similar positions in the high-tech industry and other labor markets in which the Company competes for employees. The Compensation Committee compares remuneration for executive officers of the Company to the remuneration for similar executives in relevant labor markets.

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

Summary Compensation Table

The table below provides detailed information on the compensation of the Chief Executive Officer and the Chief Financial Officer of ZIM for services rendered for the fiscal year ended March 31, 2018, 2017 and 2016. No executive officer or employee received compensation in excess of $100,000 for the fiscal year ended March 31, 2018.

Name and principal position	Year	Salary/ Consulting Payments ($)	Option Awards ($)(1)	Shares ($)	Total ($)
Michael Cowpland, President and Chief Executive Officer	2016 2017 2018	- - -	- - -	33,243 1,085 58	33,243 1,085 58
John Chapman, (Chapman CFO Resources Inc.) Chief Financial Officer	2016 2017 2018	23,763 17,245 12,178	- - -	- 869 -	23,763 18,114 12,178

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2016, March 31, 2017, and March 31, 2018 respectively, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s consolidated financial statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

COMPENSATION OF DIRECTORS

Non-employee members of the Board of Directors are reimbursed for reasonable travel expenses related to attendance at Board meetings. No other fees are paid for attendance at meetings of the Board or their Committees. Each director is also awarded for his first year of service as a director, 10,000 stock options to purchase common shares at fair market value at date of the option grant. In addition, non-employee members of the Board of Directors are eligible to receive option grants as determined by the Board of Directors.

The following table shows compensation of our non-employee directors for the fiscal year ended March 31, 2018.

Name	Option Awards ($)(1)	Common Shares ($)	Total ($)
Steven Houck	55	-	55
James Stechyson	-	27	27
Donald Gibbs	55	-	55

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2018, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 3 to the Company’s consolidated financial statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

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

Securities authorized for issuance under equity compensation plans at March 31, 2018 are as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans, excluding the securities reflected in the first column
Equity compensation plans approved by security holders	204,150(1)	0.0996	1,134,500
Total	204,150	0.0547	1,155,850

(1)	Represents ZIM common shares issuable upon the exercise of options outstanding under ZIM's Employee Stock Option Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table sets forth, as of June 30, 2018, the number and percentage of our outstanding common shares which are beneficially owned, directly or indirectly, by:

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

			Common shares
Name	Address	Title	Number	Percentage

Michael Cowpland(1)	234 Perley Court, Ottawa, Ontario	President and CEO	4,305,877	52.9%

James Stechyson(2)	5597 Goddard Street Manotick, Ontario	Director	1,468,500	18.0%

Advanced Telecom Services(3)	996 Bold Eagle School Road, Suite 1105, Wayne, PA	N/A	500,000	6.1%

John Chapman (CHAPMAN CFO Resources Inc.)(4)	30 Holitzner Way Ottawa, Ontario	Chief Financial Officer	195,047	2.4%

Steven Houck (5)	401 Hillview Avenue, Palo Alto, CA 94304	Director	95,500	1.2%

Donald Gibbs (6)	104 Maple Crest Lane, Perth, Ontario, Canada,K7H, 3C7	Director	90,500	1.1%

All directors and executive officers as a group (5 persons) beneficially hold 6,155,424 common shares, which totals 74.8% of ownership.

Applicable percentage of ownership is based upon 8,136,348 common shares outstanding as of June 30, 2018, together with applicable options for such shareholder or group. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 30, 2018 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(1)	The beneficial ownership of Michael Cowpland consists of 3,639,126 common shares owned directly by Dr. Cowpland. In addition, Dr. Cowpland’s ownership includes 225,936 common shares owned by Dr. Cowpland's spouse and 439,690 common shares owned by a company controlled by Dr. Cowpland's spouse. Dr. Cowpland disclaims beneficial ownership of the shares held by his spouse and the company controlled by his spouse. In addition, Dr. Cowpland has a right to acquire 1,125 common shares, under stock options that are currently exercisable or are exercisable within 60 days of June 30, 2018.

(2)	The beneficial ownership of James Stechyson consists of 1,468,500 common shares. 22,500 shares are owned directly by Mr. Stechyson and 1,446,000 are owned by a company controlled by Mr. Stechyson. In addition, Mr. Stechyson has a right to acquire 1,500 common shares, under stock options that are currently exercisable or are exercisable within 60 days of June 30, 2018.

(3)	The beneficial ownership of Advanced Telecom Services Inc. consists of 500,000 common shares owned directly.

(4)	The beneficial ownership of John Chapman consists of 195,047 common shares. The shares assigned to Mr. Chapman are held by CHAPMAN CFO Resources Inc. in which Mr. Chapman is the controlling shareholder.

(5)	The beneficial ownership of Steven Houck consists of 50,000 common shares owned directly by Mr. Houck and 45,500 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 30, 2018.

(6)	The beneficial ownership of Donald Gibbs consists of 50,000 common shares owned directly by Mr. Gibbs and 40,500 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 26, 2018.

The Board of Directors has determined that all directors who served on the Board during fiscal 2018, other than Dr. Michael Cowpland and Mr. James Stechyson, are or were “independent” under NASDAQ Listing Rules. The Board has further determined that the members of the Audit Committee also meet the additional independence requirements of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission.

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

On February 28, 2017, 500 shares were issued to Dr. Michael Cowpland on approval of the Board of Directors.

On November 22, 2017, 11,000 shares were issued to Dr. Michael Cowpland on approval of the Board of Directors.

On November 22, 2017, 5,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors.

VOTING RIGHTS

Major Shareholders of the Company do not hold any special voting rights.

LOCATION OF STOCK HOLDINGS

At June 30, 2018, 5,631,631 (69%) of ZIM’s common shares are held outside of the United States. The number of shareholders of record is 712.

CONTROL

The Company is not owned or controlled directly or indirectly by another corporation, foreign government or by any other natural of legal person(s) severally or jointly.

B. Related Party Transactions

A director of the Company is a director and principal owner of a company that provides hosting services to ZIM. During the fiscal year ending March 31, 2018 the Company paid $21,984 for these services (March 31, 2017 - $31,127, March 31, 2016 - $27,870). At March 31, 2018, included in accounts payable is $2,761 connected to these services as compared to $2,308 at March 31, 2017. ZIM also provided bookkeeping services to this company. During the fiscal year ending March 31, 2017, the related company paid $5,714 to ZIM for these services (March 31, 2016 - $Nil). From April 1, 2017 to May 31, 2017 the Company paid $6,086 for these services.

An Officer of the Company is the principal owner of a company that provides finance, accounting and bookkeeping services to ZIM. During the fiscal year ending March 31, 2018 the Company paid $12,178 for these services (March 31, 2017 - $17,245, March 31, 2016 - $23,763). At March 31, 2018, included in accounts payable is $894 connected to these services as compared to $754 at March 31, 2017. From April 1, 2018 to May 31, 2018 the Company paid $2,358 for these services.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Refer to Item 18 for Consolidated Financial Statements

B.	Significant Changes

There have been no significant changes to our business since the fiscal year ended March 31, 2018.

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

PERIOD	HIGH	LOW
Fiscal 2013	$ 0.2200	$ 0.0400
Fiscal 2014	$ 0.6000	$ 0.0140
Fiscal 2015	$ 0.5060	$ 0.0240
Fiscal 2016	$ 0.1400	$ 0.0600
Fiscal 2017	$ 0.4015	$ 0.0053
Fiscal 2018	$ 0.0825	$ 0.0090

Fiscal 2017 First Quarter	$ 0.0600	$ 0.0420
Fiscal 2017 Second Quarter	$ 0.0420	$ 0.0320
Fiscal 2017 Third Quarter	$ 0.0600	$ 0.0320
Fiscal 2017 Fourth Quarter	$ 0.4015	$ 0.0053
Fiscal 2017 First Quarter	$ 0.0600	$ 0.0420
Fiscal 2018 Second Quarter	$ 0.0200	$ 0.0090
Fiscal 2018 Third Quarter	$ 0.0354	$ 0.0200
Fiscal 2018 Fourth Quarter	$ 0.0825	$ 0.0110
Fiscal 2018 First Quarter	$ 0.0130	$ 0.0130

Fiscal 2018 January 2018	$ 0.0130	$ 0.0130
Fiscal 2018 February 2018	$ 0.0130	$ 0.0130
Fiscal 2018 March 2018	$ 0.0130	$ 0.0130
Fiscal 2019 April 2018	$ 0.0130	$ 0.0130
Fiscal 2019 May 2018	$ 0.0150	$ 0.0130
Fiscal 2019 June 2018	$ 0.0150	$ 0.0150

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

The Company believes that it was classified as a PFIC during the tax year ended March 31, 2018 and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

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

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

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

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of common shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings. A hypothetical 10% change in the value of one Brazilian real expressed in U.S. dollars during the year ended March 31, 2018 would have caused an approximate $21,830 change in the Company’s revenue for the fiscal year 2018. The Company is exposed to exchange risk due to the timing of the movement of funds between subsidiaries and the parent company related to the transfer pricing agreement and the pricing of contracts in non-functional currencies. Financial instruments denominated in foreign currencies that lead to foreign exchange risk when funds are moved include:

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2018	March 31, 2017

Canadian dollars	210,939	231,785
US dollars	42,374	78,366
Brazilian reals	704,236	523,305

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2018	March 31, 2017

Canadian dollars	13,396	86,759
US dollars	210	-
Brazilian reals	92,325	-

Accounts payable include the following amounts payable in their source currency:

	March 31, 2018	March 31, 2017

Canadian dollars	11,029	20,288
US dollars	-	-
Brazilian reals	1,670	16,399

Accrued liabilities include the following accruals in their source currency:

	March 31, 2018	March 31, 2017

Canadian dollars	14,992	41,674
Brazilian reals	24,567	33,333

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

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2018	March 31, 2017

Canada	27%	80%
North America, excluding Canada	1%	-%
South America	72%	20%
	100%	100%

FAIR VALUE

The carrying values of accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We are a small company with 5 employees as of March 31, 2018, and we depend to a great extent on principal members of our management staff.  If we lose the services of any key personnel, in particular Dr. Michael Cowpland, our President and Chief Executive Officer, and Mr. James Stechyson, our Chairman, the loss could significantly impede the achievement of our research and development objectives and delay our product development programs and commercialization of our product candidates.  We do not currently have any key man life insurance policies.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2018.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below related to our financial reporting processes and information technology security protocols.

Management’s Annual Report on Internal Control over Financial Reporting

ZIM’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, as previously stated in this annual report, our management concluded that our internal control over financial reporting was not effective as of March 31, 2018, due to the existence of certain significant deficiencies which constituted a material weakness, as described in greater detail below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our consolidated financial statements will not be prevented or detected on a timely basis.

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

During the most recent two fiscal year ends, we were billed for audit, audit-related, tax and other services provided by Independent Registered Public Accounting Firm, MNP LLP, as follows:

	Year ended March 31, 2018	Year ended March 31, 2017
Audit fees	50,411	46,582
Tax fees	7,756	7,513
Total	58,167	54,095

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

All audit and tax fees are estimated by the Independent Registered Public Accounting Firm and approved by the audit committee before they are performed. There were no significant differences between the approved estimates and final fees for fiscal years 2017 and 2018.

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

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of ZIM Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ZIM Corporation (the Company) as of March 31, 2018 and 2017, and the related statements of loss and comprehensive loss, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2018 and 2017, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 2 to the consolidated financial statements, which indicates that the Company incurred a net loss of $42,902 and an accumulated deficit of $21,325,620 during the year ended March 31, 2018. The Company's continuance as a going concern is dependent upon its ability to generate revenue sufficient to fund its cash flow needs. These conditions as described in Note 2, indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2015.

/s/ MNP LLP

---------------------------------------------

MNP LLP

Ottawa, Canada

July 20, 2018

ZIM Corporation and Subsidiaries

Consolidated Balance Sheets

(Expressed in US Dollars)

	March 31, 2018	March 31, 2017
ASSETS	$	$
Current assets
Cash and cash equivalents	418,507	419,676
Accounts receivable, net of allowance for doubtful accounts of $10,192 and $10,192 as of March 31, 2018 and 2017	38,463	81,688
Investment tax credits receivable	131,220	168,963
Other tax credits	82,997	117,658
Prepaid expenses	25,595	12,819
	696,782	800,804

Investments	117,109	114,200
Equipment, net	24,334	23,758
	838,225	938,762
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	9,057	20,451
Accrued liabilities	19,041	19,125
Deferred revenue	60,224	92,770
	88,322	132,346

Deferred rent	-	8,173
Total liabilities	88,322	140,519

Shareholders' equity:
Preferred shares, no par value, non-cumulative
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; NIL issued and outstanding shares at March 31, 2018 and 2017.	-	-
Common shares, no par value,
Unlimited authorized shares; 8,136,348 shares issued and outstanding as at March 31, 2018 and 8,120,348 shares as at March 31, 2017.	19,491,842	19,491,757
Additional paid-in capital	2,962,105	2,961,848
Accumulated deficit	(21,325,620)	(21,282,718)
Accumulated other comprehensive loss	(378,425)	(372,644)
	749,902	798,243
	838,225	938,762

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation and Subsidiaries

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US Dollars)

	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016
	$	$	$
Revenues
Mobile	108,485	188,654	140,889
Software	34,435	90,452	40,821
Software maintenance and consulting	360,322	391,795	437,581
Total revenue	503,242	670,901	619,291

Operating expenses
Cost of revenue	15,774	18,600	67,137
Selling, general and administrative	542,688	677,325	768,194
Research and development	49,031	76,243	148,604
Amortization of intangible assets	-	-	3,943
Total operating expenses	607,493	772,168	987,878
Loss from operations	(104,251)	(101,267)	(368,587)

Other income:
Dividends from investments	-	9,008	5,782
Gain on disposition of investment	45,758	582	--
Interest income, net	15,591	22,229	51,273
Total other income	61,349	31,819	57,055

Loss from operations and before income taxes	(42,902)	(69,448)	(311,532)
Income tax (recovery) expense	-	-	(148)
Loss from operations	(42,902)	(69,448)	(311,680)
Other comprehensive loss, net of tax
Foreign currency translation adjustment	(5,781)	(32,570)	(43,034)
Comprehensive loss	(48,683)	(102,018)	(354,714)

Basic and diluted loss per share from operations *	(0.005)	(0.009)	(0.042)
Weighted average number of shares outstanding – basic and diluted	8,126,222	7,973,352	7,438,714

* The basic and diluted loss per share for the prior years have been adjusted to reflect the impact of the share consolidation, on the basis of one post-consolidation common share for every twenty pre-consolidation common shares, which was accounted for as a reverse stock split effective on January 19, 2017.
The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity
(Expressed in US dollars)

	Number of common shares issued *	Common shares	Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ equity
		$	$	$	$	$
Balance as at March 31, 2016	7,890,493	19,484,482	2,960,789	(21,213,270)	(340,074)	891,927
Shares issued in lieu of compensation	229,855	7,275	7,275			7,275
Stock options granted			1,059			1,059
Net loss				(69,448)		(69,448)
Cumulative translation adjustment					(32,570)	(32,570)
Balance as at March 31, 2017	8,120,348	19,491,757	2,961,848	(21,282,718)	(372,644)	798,243

	Number of common shares issued *	Common shares	Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders' equity
		$	$	$	$	$
Balance as at March 31, 2017	8,120,348	19,491,757	2,961,848	(21,282,718)	(372,644)	798,243
Shares issued in lieu of compensation	16,000	85				85
Stock options granted			257			257
Net loss				(42,902)		(42,902)
Cumulative translation adjustment					(5,781)	(5,781)
Balance as at March 31, 2018	8,136,348	19,491,842	2,962,105	(21,325,620)	(378,425)	749,902

* Effective January 19, 2017, ZIM undertook a corporate action to consolidate its outstanding common shares on the basis of one post-consolidation common share for every twenty pre-consolidation common shares.

The accompanying notes are an integral part of the consolidated financial statements.

ZIM Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(Expressed in US dollars)

	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016
	$	$	$
OPERATING ACTIVITIES
Net loss	(42,902)	(69,448)	(311,680)
Items not involving cash:
Depreciation of equipment	11,341	12,170	9,166
Amortization of intangible assets	-	-	3,943
Gain of investment	(45,758)	(582)	-
Stock-based compensation	342	8,334	55,063
Changes in operating working capital:
Decrease (increase) in accounts receivable	43,225	(23,381)	5,046
Decrease (increase) in investment tax credits	37,743	112,681	18,760
Decrease (increase) in other tax credits	34,661	(33,006)	(31,082)
Decrease (increase) in prepaid expenses	(12,776)	12,140	(11,983)
Increase (decrease) in accounts payable	(11,394)	11,290	(16,148)
Decrease in accrued liabilities	(84)	(22,393)	(45,625)
Decrease in deferred revenue	(32,546)	(18,199)	(75,065)
Cash flows used in operating activities	(18,147)	(10,394)	(399,605)

INVESTING ACTIVITIES
Purchase of equipment	(11,917)	(9,611)	(10,977)
Purchase of (proceeds from) investment	45,758	582	(115,626)
Cash flows provided by (used in) investing activities	33,841	(9,029)	(126,603)
Decrease in cash and cash equivalents	(1,169)	(52,641)	(556,064)
Cash and cash equivalents, beginning of year	419,676	472,317	1,028,381
Effect of changes in exchange rates on cash and cash equivalents	(16,863)	(33,218)	(29,856)
Cash and cash equivalents, end of year	418,507	419,676	472,317

The accompanying notes are an integral part of the consolidated financial statements.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2018

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

In fiscal 2018, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging business. At March 31, 2013 ZIM discontinued the sale of mobile content.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2018

(EXPRESSED IN US DOLLARS)

Also, in 2017, NuvoBio signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes and companies. The Company is currently funding research and development projects in the following areas:

•

New peptide-derived inhibitors for therapeutic intervention against breast cancer cell lines in the presence or absence of chemotherapeutics to characterize the in vivo effects of promising inhibitors; and

•	The development of immunology therapies for the treatment of kidney cancer.

2	- GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States ("US GAAP").The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. To date the Company has incurred an accumulated loss of $21,325,620 and negative cash flow from operations of $18,147 for the year ended March 31, 2018. This raises significant doubt about the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue sufficient to fund its cash flow needs. There is no certainty that this and other strategies will be sufficient to permit the Company to continue as a going concern.

Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the classifications used in the consolidated balance sheets. Such differences in amounts could be material.

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

INVESTMENTS

Investments for which the Company has no significant influence (generally less than a 20% ownership interest) or does not exert significant influence are designated as available-for-sale if readily determinable market values are available. If an investment's fair value is not readily determinable, the Company accounts for its investment at cost. Unrealized gains and losses on available-for-sale investments are included in accumulated other comprehensive income, net of applicable taxes and other adjustments until the investment is sold or considered impaired. Dividends and other distributions of earnings from available-for-sale investments and cost investments are included in Other Income.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2018

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

FOR THE YEAR ENDED MARCH 31, 2018

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

FOR THE YEAR ENDED MARCH 31, 2018

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

Revenues are recorded on a net basis as the mobile content provider is the primary obligor in the transaction as they manage and market the content, which ZIM then distributes. ZIM’s role within the transaction is limited to providing transmission and a billing mechanism for the mobile content provider.

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

FOR THE YEAR ENDED MARCH 31, 2018

(EXPRESSED IN US DOLLARS)

TRANSLATION OF FOREIGN CURRENCIES

The Company's reporting currency is the US dollar and the functional currency is the Canadian dollar for ZIM Corporation and NuvoBio, US Dollar for AIS and Brazilian Reals for ZIM do Brazil.

The accounts of the Company's subsidiaries that are recorded in their respective functional currencies, remeasure their foreign currency transactions as follows: gains or losses from foreign currency transactions such as those resulting from the settlement of receivables or payables denominated in foreign currency, are remeasured at the weighted average exchange rates for the period and are included in the statement of comprehensive loss of the current period. For the years ended March 31, 2018, 2017, and 2016, the Company recognized a foreign exchange loss of $2,504, $1,246, and $592, respectively, in the accompanying consolidated statements of loss and comprehensive loss included in the selling, general and administrative expenses.

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

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards using tax rates and laws in effect in the year in which the differences are expected to reverse. When necessary, a valuation allowance is recorded to reduce the tax assets to an amount for which realization is more likely than not. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

The Company is subject to examination by taxing authorities in the jurisdictions of Canada, Brazil and the United States. Management does not believe that there are any uncertain tax positions that would result in an asset or liability for taxes being recognized in the accompanying consolidated financial statements.

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

FOR THE YEAR ENDED MARCH 31, 2018

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

	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016

Risk-free interest rates	1.93%	1.36%	0.99%
Expected volatility	433%	206%	161%
Dividend yield	-	-	-
Expected life of options (years)	3.0	3.0	3.0

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

FOR THE YEAR ENDED MARCH 31, 2018

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

In May 2015, the FASB issued ASU No. 2014-09 related to revenue from contracts with customers. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard is effective for annual reporting periods beginning after December 15, 2017. Early adoption is not permitted. We are currently evaluating the impact ASU 2014-09 will have on its consolidated financial statements.

In January, 2016, the FASB issued Accounting Standards Update 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (the ASU). Changes to the current GAAP model primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities is largely unchanged. The classification and measurement guidance will be effective for public business entities in fiscal years beginning after December 15, 2017. We are currently evaluating the impact ASU 2016-01 will have on our consolidated financial statements.

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

FOR THE YEAR ENDED MARCH 31, 2018

(EXPRESSED IN US DOLLARS)

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

In March 2016, the FASB isued ASU 2016-09, Compensation - Stock Compensation (Topic 718). The ASU simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. The ASU became effective for the annual reporting periods beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. These changes did not have an impact on the Company’s consolidated financial statements.

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

4 - ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company recognizes any interest accrued related to unrecognized tax benefits in interest and penalties in income tax benefit in the consolidated statement of loss and comprehensive loss.

5 - ACCOUNTS RECEIVABLE

	March 31, 2018	March 31, 2017
	$	$
Trade accounts receivable	45,832	80,140
Allowance for doubtful accounts	(10,064)	(10,192)
Other	2,695	11,740
	38,463	81,688

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2018

(EXPRESSED IN US DOLLARS)

6 – INVESTMENTS

Investments and long-term deposits	Investment Date	Value at Investment Date	2018	2017	Available For Sale
Seregon	October 1, 2009	95,147	-	-	No
CP4H	June 29, 2012	187,367	-	-	No
LW Capital Pool	May 31, 2010	10,290	-	-	No
Hosted Bizz	Dec. 31, 2013	1,005	-	751	No
Equispheres Inc.	August 26,2015	112,752	117,109	113,449	No
Total		405,799	117,109	114,200

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

On August 9, 2017, Connecting People for Health Co-operative Ltd. (CP4H) was acquired for an undisclosed amount. Various options to distribute the proceeds from the sale are being considered by the board of CP4H and will be finalized at a later date. ZIM has not recognized this transaction in its financial statements as of March 31, 2018. Once the distribution has been finalized ZIM will recognize its portion of the proceeds as a gain on the sale of assets.

On February 9, 2018, ZIM sold 100,000 shares of HostedBizz to HostedBizz, for cancellation, for gross proceeds of $60,000 Canadian dollars ($45,758 United States dollars).

7 – INTANGIBLE ASSETS

On October 27th, 2010, ZIM purchased all of the technology assets of Torch Technologies for the sum of $50,000 Canadian dollars ($51,451 United States dollars). The assets include database migration methodologies and software assets.

The Company recorded the acquired technology assets as intangible assets on the consolidated balance sheet. This asset was being amortized over 60 months on a straight-line basis. Amortization expense for fiscal 2018 was $NIL and the net book value as at March 31, 2018 was $NIL. Amortization expense for fiscal 2017 was $NIL and the net book value as at March 31, 2017 was $NIL. Amortization expense for fiscal 2016 was $3,943 and the net book value as at March 31, 2016 was $NIL.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2018

(EXPRESSED IN US DOLLARS)

8 - EQUIPMENT

March 31, 2018	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	865,864	850,561	15,303
Software	84,316	79,276	5,040
Office furniture and equipment	185,646	182,260	3,386
Voice communications equipment	4,810	4,520	290
Leasehold improvements	139,357	139,042	315
	1,279,993	1,255,659	24,334

March 31, 2017	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	829,921	818,802	11,119
Software	80,891	74,560	6,331
Office furniture and equipment	180,917	175,363	5,554
Voice communications equipment	4,683	4,331	352
Leasehold improvements	131,814	131,412	402
	1,228,226	1,204,468	23,758

Depreciation expense for the year ended March 31, 2018 was $11,341 ($12,170 and $9,166 for the years ended March 31, 2017 and 2016 respectively). These expenses are included in the cost of revenue account, the selling, general, and administrative expenses and the research and development account.

9 – LINE OF CREDIT

During fiscal 2018, a working capital line of credit, in the form of overdraft protection, was available at approximately $38,778 (equivalent to $50,000 Canadian, the Company’s functional currency) from the Company’s major financial institution. This credit facility is secured by the Company’s assets. Amounts drawn on this credit facility bear interest at the prime rate, as published by the Royal Bank of Canada, plus 2.15%.

In order to maintain the working capital line of credit the Company must maintain a Tangible Net Worth of greater than $150,000 Canadian dollars (equivalent to $116,333 US dollars) and a ratio of current assets to current liabilities greater than 1.10:1. The Company has not been in violation of these covenants during the year.

As at March 31, 2018 nothing was drawn down on this line of credit. The line of credit does not have defined expiration or renewal dates.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2018

(EXPRESSED IN US DOLLARS)

10 – ACCRUED LIABILITIES

	March 31, 2018	March 31, 2017
	$	$

Employee related accruals	22,123	11,931
Trade	(3,082)	7,194
	19,041	19,125

11 – COMMON SHARE ISSUE

The Company did not issue any common shares, except for those issued as compensation as described in notes 12 and 13, during the years ended March 31, 2018 or March 31, 2017 pursuant to the exercise of stock options by employees and the granting of stock for executive officers.

On November 12, 2009, the Board of Directors approved a share repurchase plan. Shares may be repurchased by the Company to a maximum of $200 per day and $12,000 per quarter. The repurchase program has no expiration date. As of March 31, 2018, no shares have been repurchased as part of this program.

On January 19, 2017, the Company undertook a corporate action to consolidate its outstanding common shares on the basis of one post-consolidation common share for every twenty pre-consolidation common shares. The share consolidation has been reflected retroactively in the consolidated financial statements.

12 – RELATED PARTY TRANSACTIONS

No remuneration has been recorded in these consolidated financial statements for the services of the Chief Executive Officer (CEO) for the fiscal year 2018, 2017 and 2016 except for the 11,000 post-consolidation shares of common stock, valued at $58 issued through the fiscal year 2018, 32,293 post-consolidation shares of common stock, valued at $1,085 issued through the fiscal year 2017, 477,298 post-consolidation shares of common stock, valued at $33,243 issued through the fiscal year 2016. The CEO is also a director and the controlling shareholder.

A director of the Company is a director and principal owner of a company that provides hosting services to ZIM. During the fiscal year ending March 31, 2018 the Company paid $21,984 for these services (March 31, 2017 - $31,127, March 31, 2016 - $27,870). At March 31, 2018, included in accounts payable is $2,761 connected to these services as compared to $2,308 at March 31, 2017. ZIM also provided bookkeeping services to this company. During the fiscal year ending March 31, 2017, the related company paid $5,714 to ZIM for these services (March 31, 2016 - $Nil).

An Officer of the Company is the principal owner of a company that provides finance, accounting and bookkeeping services to ZIM. During the fiscal year ending March 31, 2018 the Company paid $12,178 for these services (March 31, 2017 - $17,245, March 31, 2016 - $23,763). At March 31, 2018, included in accounts payable is $894 connected to these services as compared to $754 at March 31, 2017.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2018

(EXPRESSED IN US DOLLARS)

13 - STOCK BASED COMPENSATION

During the year ended March 31, 2018 and March 31, 2017, the Company issued common shares and options to employees and non-employees, and as a result, common shares and additional paid in capital has been increased by $342 and $8,334 respectively.

On November 22, 2017 Dr. Cowpland, Chief Executive Officer, was awarded a total of 11,000 post-consolidation shares of common stock in lieu of cash for services provided to the Company, valued at $58.

On November 22, 2017 Company controlled by Mr. Stechyson, Chairman of the Board, received a total of 5,000 post-consolidation shares of common stock in lieu of cash for services provided to the Company, valued at $27.

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

The increase in additional paid in capital is the value associated with the common shares issued and the vesting of options, which is recorded as compensation expense in the statement of loss and comprehensive loss as a part of selling, general and administrative expense.

Under ZIM’s Employee Stock Option Plan, the Company may grant options to its officers, directors and employees for up to 1,360,000 post consolidation common shares. As at March 31, 2018, 204,150 (March 31, 2017, 225,500) post consolidation options were outstanding under the Employee Stock Option Plan. Stock options are granted with an exercise price equal to the common share’s fair market value at the date of grant. Options are granted periodically, and both the maximum term of an option and the vesting period are set at the Board's discretion. All options granted in fiscal year 2018 vested on the day of the grant and have a three-year term. The expected life of the grants due to forfeitures and exercise of options is estimated based on recent history and is 3 years.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2018

(EXPRESSED IN US DOLLARS)

The Company recognized the following expense relating to stock options and grants:

	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016
	$	$	$
Options compensation expense for employees	71	591	2,809
Options compensation expense for consultants	186	468	3,401
Stock grant compensation expense for consultants	27	869	3,986
Stock grant compensation expense for executive officers	58	6,406	44,867
Total expense	342	8,334	55,063

All options granted vested on the day of the grant resulting in the Company not having any non-vested awards as of March 31, 2018 or March 31, 2017.

A summary of the status of the stock options is as follows:

	March 31, 2018 Number of options outstanding	March 31, 2017 Number of options outstanding

Options outstanding, beginning of year	225,500	462,105
Granted	48,500	42,500
Expired	(69,850)	(279,105)
Options outstanding, end of year	204,150	225,500

The number of outstanding share options granted have been adjusted for the effect of the share consolidation. All share options outstanding at March 31, 2018 are exercisable.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2018

(EXPRESSED IN US DOLLARS)

The following table represents a summary of the options outstanding as at March 31, 2018:

	Options outstanding and exercisable
Range of exercise prices	Number outstanding at March 31, 2018	Weighted average remaining contractual life
$		Years
0.00-0.02	48,500	2.68
0.02-0.04	42,500	1.50
0.04-0.08	113,150	0.63
	204,150	1.30

The weighted average grant-date fair value of options granted and vested in fiscal 2018 and 2017 were $0.00547 and $0.0329 respectively.

As at March 31, 2018 there were NIL options in the money.

EMPLOYEE AND NON-EMPLOYEE OPTIONS

During the year ended March 31, 2018, 9,500 post-consolidation options were granted to employees. In the year ended March 31, 2017, 24,500 post-consolidation options were granted to employees.

During the year ended March 31, 2018, 39,000 post-consolidation options were granted to non-employees. In the year ended March 31, 2017, 18,000 post-consolidation options were granted to non-employees.

No options have been granted with exercise prices below the market price on the respective grant dates during the year ended March 31, 2018 or March 31, 2017.

14 - INTEREST

	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016
	$	$	$

Interest income	18,526	25,892	55,436
Interest expense	(2,934)	(3,663)	(4,163)
Total	15,591	22,229	51,273

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2018

(EXPRESSED IN US DOLLARS)

15 - INCOME TAXES

The Company recognizes in its consolidated financial statements the impact of a tax position if that position is more likely than not of not being sustained on an audit, based on the technical merits of the position.

The Company and its subsidiaries file income tax returns in Canadian, Brazilian and U.S. federal jurisdictions, and various provincial jurisdictions. The Company’s federal income tax returns are generally subject to examination for a period of three years after filing of the respective return in the U.S. and Canada and five years in Brazil.

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to loss before taxes, as follows:

	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016
	$	$	$
Tax Rate, comprised of a federal rate of 11.00% and a provincial rate of 4.13%	15.13%	15.50%	15.50%

Expected Canadian Income Tax (Recovery)	(4,136)	(10,764)	(48,287)
Change in valuation allowance	(102,732)	107,243	25,102

Permanent differences	(3,702)	6,940	21,958
Change in tax rates	110,694	(75,293)
Difference between Canadian and foreign tax rates	(12,690)	(6,221)	-(6,326)

Other	12,566	(21,905)	7,701
	-	-	148

The change in valuation allowance for originating temporary differences and losses available for carry forward, is calculated using an expected deferred tax rate of 15.13%, based on the application of the Small Business Deduction. The rate at which such amounts may be realized as disclosed as part of a deferred tax asset and related valuation allowance takes into account the enacted tax rate decreases over the expected period of realization.

Refundable investment tax credits for research and development in Canada of $124,234, $171,457 and $305,708, and for the years ended March 31, 2018, March 31, 2017 and March 31, 2016, respectively is netted against research and development expense. The investment tax credits are subject to review and approval by taxation authorities and it is possible that the amounts granted will be different from the amounts recorded by the Company.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2018

(EXPRESSED IN US DOLLARS)

Deferred taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The Company’s deferred tax assets are as follows:

	March 31, 2018	March 31, 2017
	$	$

Losses available for carry forward	168,277	207,745
Property and equipment - differences in net book value and unamortized capital cost	116,545	122,774
Intangible assets - differences in net book value and tax basis	196,610	209,724
Unused scientific research and experimental development amounts deductible and investment tax credits available for carry forward	814,830	816,735
Other	117,215	125,925
Gross deferred tax asset	1,413,477	1,482,903
Valuation allowance	(1,413,477)	(1,482,903)
Net deferred tax asset	-	-

The Company has federal and provincial non-capital losses available to reduce taxable income in Canada, which expire in the following years:

Federal & Provincial

2026	590,115
2027	318,898
2037	140,696
2038	2,403
1,052,111

The Company has capital losses of $255,815, which are available indefinitely to reduce capital gains in future years as of March 31, 2018.

The losses in Brazil of $139,185 have an indefinite carryforward period. However, the losses can only be used to offset 30% of taxable income in any given year.

As at March 31, 2018, the Company had accumulated unclaimed federal and provincial scientific research and experimental development deductions of approximately $4,073,657 ($3, 790,940 in 2017). This amount can be carried forward indefinitely to reduce income taxes payable in future years.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2018

(EXPRESSED IN US DOLLARS)

The Company has federal scientific research and experimental development credits available to reduce income taxes in Canada, which expire in the following years:

2019	5,183
2021	14,097
2022	276,222
2023	1,773
2024	2,221
2025 to 2033	9,721
309,217

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

The following securities are considered "in the money" and could potentially dilute the basic earnings per share in the future but have not been included in diluted earnings per share because their effect was negligible or antidilutive:

	March 31, 2018	March 31, 2017	March 31, 2016

Stock options	-	-	-

Total post-consolidation options outstanding at March 31, 2018, 2017 and 2016 were 204,150, 225,500, and 462,105 respectively.

17 - FINANCIAL RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings. A hypothetical 10% change in the value of one Brazilian real expressed in U.S. dollars during the year ended March 31, 2018 would have caused an approximate $21,830 change in the Company’s revenue for the fiscal year 2018. The Company is exposed to exchange risk due to the timing of the movement of funds between subsidiaries and the parent company related to the transfer pricing agreement and the pricing of contracts in non-functional currencies. Financial instruments denominated in foreign currencies that lead to foreign exchange risk when funds are moved include:

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2018

(EXPRESSED IN US DOLLARS)

	March 31, 2018	March 31, 2017

Canadian dollars	210,939	231,785
US dollars	42,374	78,366
Brazilian reals	704,236	523,305

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2018	March 31, 2017

Canadian dollars	13,396	86,759
US dollars	210	-
Brazilian reals	92,325	-

Accounts payable include the following amounts payable in their source currency:

	March 31, 2018	March 31, 2017

Canadian dollars	11,029	20,288
US dollars	-	-
Brazilian reals	1,670	16,399

Accrued liabilities include the following accruals in their source currency:

	March 31, 2018	March 31, 2017

Canadian dollars	14,992	41,674
Brazilian reals	24,567	33,333

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

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2018

(EXPRESSED IN US DOLLARS)

One customer accounted for approximately 21% for the year ended March 31, 2016, one customer accounted for approximately 28% of revenue for the year ended March 31, 2017 and one customer accounted for approximately 22% of revenue for the year ended March 31, 2018.

	March 31, 2018	March 31, 2017

Canada	27%	80%
North America, excluding Canada	1%	-%
South America	72%	20%
	100%	100%

The carrying values of accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

18 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE COMMITMENTS

The Company has the following financial commitments related to minimum rent expenses for facilities:

$
2018	9,842
2019	13,122
2020	5,468
2021	-
2022	-
Total	28,432

For the year ended March 31, 2018, facilities expense was $69,777 ($90,899 for the year ended March 31, 2017 and $94,766 for the year ended March 31, 2016). The lease was renewed for 3 years and 2 months in March of 2018.

OTHER

The Company is committed to pay an unrelated third party $75,000 upon the listing of ZIM Corporation’s common shares on a national securities exchange.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2018

(EXPRESSED IN US DOLLARS)

19 - SUPPLEMENTAL CASH FLOW DISCLOSURE

	Year ended March 31, 2018	Year ended March 31, 2017
	$	$
Interest paid	(2,934)	(3,663)
Income taxes paid	-	-
Investment tax credit on research and development received	131,220	281,644

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

The following table sets forth external revenues, cost of revenues (including depreciation expense), operating expenses (including depreciation expense) and other amounts attributable to these product lines:

Year ended March 31, 2018	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	108,485	394,757	503,242
Cost of revenue	2,886	12,888	15,774
Gross margin	105,599	381,869	487,468

Allocation of operating expenses	128,183	463,536	591,719
Allocation of interest income	(3,377)	(12,214)	(15,591)
Gain on investment	(9,912)	(35,846)	(45,758)
Income tax recovery	-	-	-
	114,893	415,477	530,370

Net loss	(9,294)	(33,608)	(42,902)

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2018

(EXPRESSED IN US DOLLARS)

Year ended March 31, 2017	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	188,654	482,247	670,901
Cost of revenue	3,939	14,661	18,600
Gross margin	184,715	467,586	652,301

Allocation of operating expenses	213,391	541,177	753,568
Allocation of gain on sales of assets	(165)	(417)	(582)
Allocation of dividend income	(2,551)	(4,576)	(9,008)
Allocation of interest income, net	(6,295)	(15,934)	(22,229)
	204,381	517,368	721,749

Net loss	(19,666)	(49,782)	(69,448)

Year ended March 31, 2016	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	140,889	478,402	619,291
Cost of revenue	6,241	60,896	67,137
Gross margin	134,648	417,506	552,154

Allocation of operating expenses	224,532	696,209	920,741
Allocation of interest income, net	(13,959)	(43,096)	(57,055)
Income taxes	-	148	148
	210,573	653,261	863,834

Net loss	(75,925)	(235,755)	(311,680)

The following table sets forth total assets used by each segment:

TOTAL ASSETS	March 31, 2018	March 31, 2017
	$	$
Mobile	180,698	263,975
Software	657,527	674,787
Total assets	838,225	938,762

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2018

(EXPRESSED IN US DOLLARS)

The following tables set forth external revenues and long-lived assets attributable to geographic areas. External revenues are based on the location of the customer:

	March 31, 2018	March 31, 2017
	$	$
Long-lived assets
Canada	22,616	21,099
Brazil	1,718	2,659
Total long-lived assets	24,334	23,758

Total Revenue	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016
	$	$

United States	34,076	47,057	48,850
Europe	-	5,885	15,605
Brazil	218,436	245,475	372,983
Canada	141,511	181,415	49,783
Singapore	108,485	188,596	136,612
Other	735	2,473	1,458
Total revenue	503,242	670,901	619,291

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

Date: July 20, 2018

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

