Form 20-F
period 2019-03-31
ZIM CORP
filed 2019-07-26
CIK 1124160

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2019.

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

8,136,348 common shares outstanding as of March 31, 2019.

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

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains certain "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which can be identified by terminology such as "planned," "expected," "will," "potential," "pipeline," "outlook," “anticipates,” “intends,” “plans,” “believes,” “seeks,” “ estimates,” or similar expressions, or by express or implied discussions regarding our business, financial condition, results of operations, controls and procedures, and prospects that are based on our current expectations, estimates and projections. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. All such statements are therefore qualified in their entirety by reference to the factors specifically addressed in the section entitled "Risk Factors" as well as those discussed elsewhere in this Annual Report on Form 20-F. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Annual Report on Form 20-F. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Annual Report on Form 20-F, other than as required by law.

ii

PART ONE

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.            Selected Financial Data

The following selected consolidated statements of operations data for the fiscal years ended March 31, 2019, 2018, and 2017 and consolidated balance sheet data as of March 31, 2019 and 2018 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page 50.  The following selected consolidated statements of operations data for the fiscal years ended March 31, 2016 and 2015 and consolidated balance sheet data as of March 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

Consolidated Statements of Operations
	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
	$	$	$	$	$

Revenue	700,049	503,242	670,901	619,291	1,135,663
Operating expenses	614,502	607,493	772,168	987,878	1,503,583
Income (loss) from continuing operations	85,547	(104,251)	(101,267)	(368,587)	(367,920)

Other income	617,969	61,349	31,819	57,055	142,674
Operating income (loss) from continuing operations	703,516	(42,902)	(69,448)	(311,532)	(225,246)

Income tax expense	-	-	-	148	11,502
Net income (loss)	703,516	(42,902)	(69,448)	(311,680)	(236,748)

Basic and diluted income (loss) per share	0.086	(0.005)	(0.009)	(0.042)	(0.034)

Weighted average number of shares outstanding	8,136,348	8,126,222	7,973,352	7,438,714	6,959,086

Consolidated Statements of Cash Flows
	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
	$	$	$	$	$
Cash flows used in operating activities	155,874	(18,147)	(10,394)	(399,605)	(64,621)
Cash flows provided by (used in) investing activities	(7,040)	33,841	(9,029)	(126,603)	57,328
Effect of changes in exchange rates on cash and cash equivalents	(60,817)	(16,863)	(33,218)	(29,856)	(351,063)
Increase (decrease) in cash and cash equivalents	88,017	(1,169)	(52,641)	(556,064)	(358,356)
Cash and cash equivalents, beginning of year	418,507	419,676	472,317	1,028,381	1,386,737
Cash and cash equivalents, end of year	506,524	418,507	419,676	472,317	1,028,381

Consolidated Balance Sheets
	As at March 31, 2019	As at March 31, 2018	As at March 31, 2017	As at March 31, 2016	As at March 31, 2015
	$	$	$	$	$
ASSETS
Current assets
Cash and cash equivalents	506,524	418,507	419,676	472,317	1,028,381
Accounts receivable, net	59,631	38,463	81,688	58,307	63,353
Investment tax credits receivable	171,204	131,220	168,963	281,644	300,404
Other tax credits	35,351	82,997	117,658	84,652	53,750
Prepaid expenses	27,911	25,595	12,819	24,959	12,976
	806,621	696,782	800,804	921,879	1,458,864

Long term deposits	-	-	-	-	-
Investments	709,047	117,109	114,200	116,414	788
Intangible assets	-	-	-	-	4,358
Equipment, net	20,799	24,334	23,758	26,317	24,506
	1,530,467	838,225	938,762	1,064,610	1,488,516

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	36,802	9,057	20,451	9,161	25,309
Accrued liabilities	21,487	19,041	19,125	41,518	87,143
Deferred revenue	89,844	60,224	92,770	110,969	186,034
	148,133	88,322	132,346	161,648	298,486

Shareholders' equity:
Preferred shares, no par value, non-cumulative	-	-	-	-	-
Common shares, no par value	19,491,842	19,491,842	19,491,757	19,484,482	19,432,795
Additional paid-in capital	2,963,912	2,962,105	2,961,848	2,960,789	2,955,865
Accumulated deficit	(20,622,106)	(21,325,620)	(21,282,718)	(21,213,270)	(20,901,590)
Accumulated other comprehensive loss	(451,314)	(378,425)	(372,644)	(340,074)	(297,040)
	1,382,334	749,902	798,243	891,927	1,190,030
	1,530,467	838,225	938,762	1,064,610	1,488,516

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

We anticipate that our cash and cash equivalents balance at March 31, 2019 of $506,524 along with cash generated from operations will be sufficient to meet our present operating and capital expenditures through fiscal year 2020. Management will continue its efforts to increase revenue, its cost reduction activities and strive to eliminate liabilities and reduce our current operational costs. However, there is no guarantee that unanticipated circumstances will not require additional liquidity.

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

OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING ARE NOT EFFECTIVE.

We did not have effective internal control procedures in place at March 31, 2019, when we evaluated our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. This could affect the reliability of our consolidated financial statements. We are attempting to remedy our weaknesses but as a small company we have limited resources to employ for this purpose. See item 15 of this Form 20-F for additional information on our attempts to rectify our weaknesses. The reduction of the risk will require additional expenses and use of management's time.

OUR STRATEGIC DIRECTION IS EVOLVING, WHICH COULD NEGATIVELY AFFECT OUR FUTURE RESULTS.

Since inception, our business model has evolved and is likely to continue to evolve as we refine our offerings and market focus. Prior to 2004, we focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”, in 2004 through to fiscal year 2007 we focused on our SMS aggregation services. From fiscal years 2008 to 2012, we focused on offering mobile content, applications development and the development of new IDE software. In 2013 we discontinued mobile content sales due to very low sales volume and redirected resources related to mobile content to the continued development of our IDE software. We continue to evaluate opportunities and alternative strategies in a rapidly evolving market. We plan to leverage our intellectual capital, core technologies and other business assets to focus on new strategic directions and attempt to maximize shareholder value. Changes to our business may not prove successful in the short or long term and may negatively impact our financial results.

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

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal year 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  Although SMS will continue to provide a minimal amount of revenue within the mobile segment of operations, with the acquisition of AIS in 2006 the Company shifted its corporate focus to include offering mobile content directly to end users.

In fiscal year 2019, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging business.

Also, in 2018, NuvoBio Corporation signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes. The company is currently funding research and development projects in the following areas:

New peptide-derived inhibitors for therapeutic intervention against various cancer cell lines in the presence or absence of chemotherapeutics to characterize the in vivo effects of promising inhibitors.

The following tables show the breakdown of total revenues by category of activity and geographic market:

Revenue by category	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
	$	$	$

Software, software maintenance and consulting	577,411	394,757	482,247
Mobile	122,638	108,485	188,654
Total revenue	700,049	503,242	670,901

Revenue by geographic market	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
	$	$	$

United States	235,591	34,076	47,057
Europe	-	-	5,885
Brazil	170,056	218,436	245,475
Canada	41,464	141,511	181,596
Singapore	122,775	108,485	188,596
Austria	130,163	735	2,473
Total revenue	700,049	503,242	670,901

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

The ZIM IDE software has been used to develop database applications that have been deployed in a wide range of industries, including finance, insurance, marketing, human resources, information and records management. Applications built with the ZIM IDE software also has full access to most other major databases such as Oracle™ and SQL™ Server.

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

In fiscal years 2017, 2018 and 2019, we continued to support our existing customer base and users of the ZIM IDE software. In addition, we continued to allocate research and development resources to improve the performance and features of the ZIM IDE software.

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

During the year ended March 31, 2006, it became apparent that the SMS aggregation market was becoming consolidated, which made it increasingly difficult for us to compete. We noticed a downward trend in sales of aggregation services by the end of the third quarter of fiscal year 2006 and decided to expand our product and service offerings. On April 1, 2006, we acquired all of the outstanding capital stock of Advanced Internet, Inc. (“AIS”), from Advanced Telecom Services, Inc. (“ATS”).

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

All of these markets are highly competitive and are rapidly changing due to the respective natures of these growing markets. We have many global competitors in the mobile messaging market, including independent aggregators and large telco service providers.

In the database market, our competitors include Oracle™, Microsoft, SAP, MySQL and many others. These competitors have certain competitive advantages over us, including but not limited to:

·	Substantially greater financial and technical resources;
·	More extensive and well-developed marketing and sales networks;
·	Greater global brand recognition; and
·	Larger customer bases.

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

CUSTOMERS

During fiscal year 2019, we had 1 revenue generating customer in our mobile segment related to the SMS market. In addition, we had in excess of 80 customers who utilized ZIM IDE to run their enterprise applications. One customer accounted for approximately 28% for the year ended March 31, 2017, one customer accounted for approximately 22% of revenue for the year ended March 31, 2018 and one customer accounted for approximately 18% of revenue for the year ended March 31, 2019.

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

RESEARCH AND DEVELOPMENT

Our research and development activities focus primarily in the areas of database migration technology and IDE software. However, in 2016, with the creation of NuvoBio Corporation, we entered into research in the area of genetic therapy solutions. Research and development expenditures, net of refundable tax credits, were $72,120 for fiscal year 2019, $49,031 for fiscal year 2018 and $76,243 for fiscal year 2016.

PATENTS AND INTELLECTUAL PROPERTY PROTECTION

Intellectual property does not represent a material part of our assets or business strategy at this time. We do not rely on patents or copyrights and, to the extent we maintain trade secrets, we rely on confidentiality agreements to protect them from misappropriation. In the future we may seek patents and intellectual property protection specifically related to the drug research programs we are funding through our NuvoBio Corporation subsidiary.

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

Refer to note 7 of our consolidated financial statements “EQUIPMENT” for additional information.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EXECUTIVE SUMMARY

Revenue for the fiscal year 2019 was $700,049, compared with revenue of $503,242 for fiscal year 2018. The increase is attributable to the increases across all lines of business ranging from a 46% increase in our software, software maintenance and consulting business to 13% in our mobile messaging business.

Revenue for the fiscal year 2018 was $503,242, compared with revenue of $670,901 for fiscal year 2017. The decrease is attributable to the decreases across all lines of business ranging from a 18% decrease in our software, software maintenance and consulting business to 42.5% in our mobile messaging business.

Net income for the fiscal year 2019 was $703,516 as compared to net loss of $42,902 for the fiscal year 2018 and net loss of $69,448 for the fiscal year 2017. The increased income in fiscal year 2019 is due mainly to the adoption of FASB 2016-01 and the unrealized gain on equity securities of $604,013 and is also increased with the increased revenue from our operating segments.

Net loss for the fiscal year 2018 was $42,902 as compared to net loss of $69,448 for the fiscal year 2017 and net loss of $311,680 for the fiscal year 2016. The decreased losses in fiscal year 2018 are due to continued cost reductions that offset a decline in revenue and the sale of our interest in HostedBizz. The reduced losses in fiscal year 2017 are due to an increase in revenue as stated above and cost reductions related to staff reductions.

A.	Operating results

The following is an overview of our operating results for the year ended March 31, 2019. A more detailed discussion of our operating results, comparing our operating results for the years ended March 31, 2019, 2018, and 2017, is included under the heading “Results of Operations for the Year Ended March 31, 2019 Compared to the Year Ended March 31, 2018 and 2017” of this “OPERATING AND FINANCIAL REVIEW AND PROSPECTS.” A discussion on the effects of currency fluctuations can be found in Item 11.

Revenue for the fiscal year 2019 was $700,049, compared with revenue of $503,242 for fiscal year 2018. The increase is attributable to the increases across all lines of business ranging from a 46% increase in our software, software maintenance and consulting business to 13% in our mobile messaging business.

Revenue for the fiscal year 2018 was $503,242, compared with revenue of $670,901 for fiscal year 2017. The decrease is attributable to the decreases across all lines of business ranging from a 18% decrease in our software, software maintenance and consulting business to 42.5% in our mobile messaging business.

Total operating expenses for the year ended March 31, 2019 were $614,502, an increase of approximately $7,009 compared to operating expenses of $607,493 for the year ended March 31, 2018 and a decrease of approximately $157,666 compared to operating expenses of $772,168 for the year ended March 31, 2017. The decrease in 2018 was related to significantly lower research and development costs and lower selling general and administrative expenses. The reduced expenses are a combination of cost reductions related to staff reduction that took place in August of 2016 and a strong US dollar. In 2019, selling general and administrative expenses continued to decline while research and development expenses, related to increased labour, grew substantially to result in the overall increase in expenses in 2019.

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

NuvoBio Corporation has signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes. The company is currently funding research and development projects in the following areas:

New peptide-derived inhibitors for therapeutic intervention against various cancer cell lines in the presence or absence of chemotherapeutics to characterize the in vivo effects of promising inhibitors.

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

REVENUE RECOGNITION

The Company derives revenue from two sources: enterprise software, including maintenance and consulting services and mobile services and applications. Enterprise software involves providing enterprise software for designing, developing and manipulating database systems and applications. Mobile services involve providing SMS applications and services. The Company presents revenues net of sales tax and other related taxes.

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

The Company recognizes revenue pursuant to the requirements of the ASC 606. Revenue is recognized using the residual method when vendor-specific objective evidence of fair value exists for all of the undelivered performance obligations in the arrangement, but does not exist for one or more performance obligations. The Company allocates revenue to each undelivered performance obligation based on its respective fair value determined by the price charged when that performance obligation is sold separately. The Company defers revenue for the undelivered performance obligations and recognizes the residual amount of the arrangement fee, if any. The separate performance obligations of the arrangements are considered to be separate units of accounting.

The following steps are taken to recognize revenue:

1.	Identification on the contract(s) with the customer(s).
2.	Identify the performance obligations in the contract.
3.	Determine the transaction price.
4.	Allocate the transaction price to the performance obligations in the contract.
5.	Recognize revenue when (or as) the Company satisfies the performance obligations.

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

Maintenance and Consulting Revenue

Maintenance revenues are recognized using a time base approach equally over the term of the maintenance contract. The liability relating to the received but unearned portion of maintenance revenues is recognized as deferred revenues.

Consulting revenue, which represents services provided on a per diem basis to customers, is recognized as the services are performed as there are no customer acceptance provisions involved in these types of arrangements. Consulting revenue, which represents services provided on a fixed price basis to customers, is recognized upon achieving the related performance obligation.

In general, credit terms of 30 days are extended to customers with a small number of customers receiving longer payment terms based on the long-standing relationship with ZIM.

Mobile Revenue

Aggregation services occur when ZIM sends messages from its content provider customers through mobile operators to end users on their cell phones. In this situation, the Company contracts with its customers that cannot connect directly to the mobile operators and with the third-party mobile operators or other aggregators directly for the transmission of the messages. The performance obligation is to transmit a message. Revenues are recognized in the month in which the performance obligation is satisfied, provided no significant ZIM obligations remain. We work with aggregators to provide delivery routes and receive statements and billing in real time. We prepay for message credits and bill customers for message delivery at the end of each month. We purchase service credits from the aggregators and bill our customers directly for the delivery of messages on a monthly basis.

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

INVESTMENTS

ZIM measures the value if its investments on a fair value basis. Investments are measured based on the observable price changes in orderly transactions for the identical or similar investment of the same issuer. In the absence of observable price changes the alternative measurement basis of cost less any impairments is used as a valuation methodology.

RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2019 COMPARED TO THE YEAR ENDED MARCH 31, 2018 AND THE YEAR ENDED MARCH 31, 2017

REVENUES	Year ended March 31, 2019	As a %	Year ended March 31, 2018	As a %	Year ended March 31, 2017	As a %
	$		$		$
Bulk SMS	122,638	18%	108,485	22%	188,654	28%
	122,638	18%	108,485	22%	188,654	28%

Software	117,533	17%	34,435	7%	90,452	14%
Maintenance and consulting	459,878	65%	360,322	71%	391,795	58%
	577,411	82%	394,757	78%	482,247	72%

	700,049	100%	503,242	100%	670,901	100%

Revenue for the fiscal year 2019 was $700,049, compared with revenue of $503,242 for fiscal year 2018. The increase is attributable to the increases across all lines of business ranging from a 46% increase in our software, software maintenance and consulting business to 13% in our mobile messaging business.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

BULK SMS

Our bulk SMS messaging revenue decreased from $188,654 in fiscal year 2017 to $108,485 in fiscal year 2018 and then increased to $122,638 in fiscal year 2019. We experienced a decrease in the volume of messages transacted through SMS routes in fiscal year 2018, as compared to the increases we experienced in fiscal year 2017 and fiscal year 2019. In general, bulk messaging customers choose the aggregator that is offering the lowest cost route and this results in fluctuating and unpredictable revenue from this segment. The revenues of fiscal 2019 may not be indicative of future performance.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Software sales increased from $34,435 in fiscal year 2018 to $117,533 in fiscal year 2019 after the decrease in 2018 of $56,017 compared to fiscal year 2017. The increase in 2019 reflects increased activity in our Canadian operation after the decline we experienced in 2018.

In addition to the sale of the software, we are generating revenue from software maintenance and consulting. Maintenance and consulting revenues have also increased from $360,322 in fiscal year 2018 to $459,878 in fiscal year 2019 to rebound from the $31,473 decline in 2018 as compared to 2017. The increase in revenue is due to the maintenance contract renewals from returning customers in the Canadian operations.

EXPENSES

Operating expenses

	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
	$	$	$

Cost of revenue	20,588	15,774	18,600
Selling, general and administrative	521,794	542,688	677,325
Research and development	72,120	49,031	76,243
Amortization of intangible assets	-	-	-
	614,502	607,493	772,168

Total operating expenses increased in fiscal year 2019 compared to fiscal year 2018 from $607,493 to $614,502 is due to increased labour costs in Research and Development that is partially offset by declines in selling, general and administrative expenses.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the years ended March 31, 2019, March 31, 2018 and March 31, 2017 were $521,794, $542,688 and $677,325 respectively. Costs continued to decline over the three-year period with fluctuations attributable to changes in exchange rate, stock-based compensation and withholding taxes on the transfer of funds from Brazil to Canada.

INTEREST

For the year ended March 31, 2019, we incurred interest expense of $14 related to draws on the available overdraft protection facility with the Royal Bank of Canada.

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

The Scientific Research and Development Credits received from the Canadian federal government were assessed as filed in fiscal years 2018, 2017 and 2016.

ADOPTED ACCOUNTING PRONOUNCEMENTS

In January 2016, the FASB issued Accounting Standards Update 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (the ASU). Changes to the current GAAP model primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities is largely unchanged. The classification and measurement guidance will be effective for public business entities in fiscal years beginning after December 15, 2017. This standard was adopted on April 1, 2018 as the company assessed any change in the fair value of investments. The effect of the adoption of this standard was an increase in the carrying value of the Equispheres investment at April 1, 2018 of $604,013 to a value of $721,122.

In May 2017, the FASB issued ASU 2017-09, Compensation - Stock Compensation (Topic 718). The ASU provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The ASU will be effective for the annual reporting periods beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. ZIM has had no changes to their share-based payment awards and therefore the adoption of this standard has no impact of the consolidated financial statements of the company.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU establishes the principles to report useful information to users of the financial statements about the nature, timing and uncertainty of revenue from contracts with customers. ASU 2015-14 deferred the effective date of the ASU for the annual reporting periods beginning after December 15, 2017. Early adoption is permitted, as per the original ASU. The company transitioned to ASC606 using the modified retrospective approve. All new and renewed contracts in fiscal 2019 were reviewed to determine if any change to how revenue is recognized was warranted with the application of ASC 606. The analysis determined that the transition to ASC 606 has not had any material effect on the amount and timing of how ZIM recognizes revenue.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - NOT YET ADOPTED

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

In February 2016, the FASB issued Accounting Standards Codification (“ASC”) Topic 842, Leases through ASU No. 2016-02. ASC Topic 842 requires a lessee to recognize all leases, including operating leases, on balance sheet via a right-of-use asset and lease liability, unless the lease is a short-term lease. All (or a portion of) fixed payments by the lessee to cover lessor costs related to ownership of the underlying assets, or executory costs, that do not represent payments for a good or service will be considered lease payments and reflected in the measurement of lease assets and lease liabilities by lessees. The new standard does not substantially change lessor accounting from current U.S. GAAP. The new standard also requires lessees and lessors to disclose more qualitative and quantitative information about their leases than current U.S. GAAP does. The standard is applied retrospectively, with elective reliefs. The new standard is effective for annual and interim reporting periods beginning after December 15, 2019 for a public business entity. Early adoption is permitted. We are currently evaluating the impact ASU 2016-02 will have and It is expected that the impact of the adoption of this standard will have no material impact on the Company’s consolidated financial statements.

In June 2016, FASB issued Accounting Standards Update (ASU) 2016-13, Financial Instruments—Credit Losses (Topic 326). This ASU represents a significant change in the ACL accounting model by requiring immediate recognition of management’s estimates of current expected credit losses (CECL). Under the prior model, losses were recognized only as they were incurred, which FASB has noted delayed recognition of expected losses that might not yet have met the threshold of being probable. The new standard is effective for annual and interim reporting periods beginning after December 15, 2019 for a public business entity. Early adoption is permitted. We are currently evaluating the impact ASU 2016-13 will have on the Company’s consolidated financial statements.

B.	Liquidity and Capital Resources

As at March 31, 2019, we had cash and cash equivalents of $506,524 and working capital of $652,488 as compared to cash of $418,507 and working capital of $608,460 at March 31, 2018. As at March 31, 2017, we had cash and cash equivalents of $419,676 and working capital of $668,458.

Cash flows for the fiscal periods were as follows:

	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
	$	$	$
Cash flows provided by (used in) operating activities	155,874	(18,147)	(10,394)
Cash flows provided by (used in) investing activities	(7,040)	33,841	(9,029)
Cash flows provided by financing activities	-	-	-

Operating activities provided $155,874 of cash for the year ended March 31, 2019 as compared to consuming cash of $18,147 for the year ended March 31, 2018 and consuming of $10,394 during the year ended March 31, 2017. The 2019 increase in cash produced is mainly a reflection of the increase in operating performance.

We consumed cash in the amount of $7,040 in fiscal year 2019, generated $33,841 in fiscal year 2018, and used $9,029 in fiscal year 2017 in investing activities. In fiscal year 2019 cash was used for leasehold improvements and the purchase of computer equipment and software. In fiscal year 2018 cash was used for the purchase of computer equipment and software and was offset by the sale of our interest in HostedBizz for a gain of $45,758. In fiscal year 2017 cash was used for the purchase of computer equipment and software.

At March 31, 2019, the Company had access to an overdraft protection facility from its principal banker for approximately $37,417 (refer to Note 9 “Line of Credit” to consolidated financial statements), in addition to a cash and cash equivalent balance of $512,015.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Credit terms for software, maintenance and consulting services have remained consistent from prior periods at 30 days.

As at March 31, 2019, 58% of all receivables were current. As at March 31, 2018, approximately 88% of all receivables were current. As at March 31, 2017, approximately 45% of all receivables were current.

Cash and cash equivalents of $506,524 are comprised of $215,926 in cash and $290,598 in cash equivalents. The cash equivalents of $290,598 at March 31, 2019 ($278,958 at March 31, 2018, $304,325 at March 31, 2017) are comprised of:

Held in Canada:

CIBC Wood Gundy at 1.00% - $45,699 ($60,068 CDN) – No Maturity

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $244,899 (R$954,027) - No Maturity. Of these deposits $30,804 (R$120,000) are secured by Government Deposit Insurance.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. Accordingly, there can be no assurance that ZIM will be able to meet its working capital needs for any future period. In addition, the Company has an accumulated deficit of $20,622,106 for the fiscal year ended March 31, 2019.

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

Research and development expenses, net of refundable tax credits, went from $76,243 for the year ended March 31, 2017 to $49,031 for the year ended March 31, 2018 and to $72,120 for the year ended March 31, 2019. The increase in cost for fiscal years 2019 and 2018 relates to increased staffing of this function to meet customer demand. Research and development expenses are related to the development of the ZIM database language and are net of refundable investment tax credits on research and development expenses in Canada.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our known contractual obligations as of March 31, 2019.

Contractual Obligations	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	Greater than 5 years
	$	$	$	$	$
Operating Lease Obligations	14,772	12,662	2,110	-	-
Total	14,772	12,662	2,110	-	-

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

The following sets forth information concerning our executive officers and directors, including their ages, present principal occupations, other business experience during the last five years, memberships on committees of the Board of Directors and directorships in other companies:

NAME	AGE	POSITION WITH ZIM
Dr. Michael Cowpland	76	President, Chief Executive Officer, and Director
John Chapman	55	Chief Financial Officer / Consultant
Steven Houck	49	Director
James Stechyson	54	Director
Donald Gibbs	73	Director

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

John Chapman has served as our Chief Financial Officer since November 2007 and has provided consulting services to the Company since July 2007. Mr. Chapman provides virtual CFO consulting services to various companies. From 2003 to 2005, Mr. Chapman held the positions of Director of Finance and Program Management Office at Amdocs Canadian Managed Services. From 1988 to 2003, Mr. Chapman held various positions at Bell Canada and BCE companies in the areas of Finance, Human Resources and Engineering. He received a Bachelor of Technology (Mechanical Engineering) from Ryerson Polytechnical Institute in 1988 and a Master of Business Administration from the University of Ottawa in 1999. Mr. Chapman is a member of, and holds professional designations, with the Association of Professional Engineers of Ontario, the Institute of Certified Management Consultants of Ontario and the Society of Management Accountants of Ontario (CPA, CMA).

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

James Stechyson has served as a Director and Chairman of ZIM since June 1, 2003. He also served as a Director of ZIM Technologies beginning in January 1998 and was appointed into the position of Chairman in May 2001.  Mr. Stechyson is also currently Managing Director of HostedBizz Inc., a company delivering cloud computing infrastructure services.  From September 2002 until 2003, Mr. Stechyson served as the President of ClearOne Communications Canada a subsidiary of ClearOne Communications a global provider of audio & video conferencing solutions.  From 1990 to September 2002, he was the President of OM Video, a company specializing in the design, sales and systems integration of professional audio/visual technologies.

Donald R. Gibbs has been a Director of ZIM since July 2003. He also serves as the Chairman of ZIM's Audit Committee. Mr. Gibbs is currently a consultant and Chairman of DRG & Associates in Ottawa, Ontario. Previously, he was an advisor to The Pythian Group and until June 1st, 2018, was the Chief Operating Officer and Chief Financial Officer of The Pythian Group. From April 2015 until May 2016 Mr. Gibbs held the position of Chief Financial Officer of Tweed Marijuana Inc. Prior to Tweed, Mr. Gibbs was Chief Executive Officer of AirIQ between June 2008 and April 2015. From April 2007, to June 2008, Mr. Gibbs was the Chief Executive Officer of Tarquin Inc. Since July of 2004, Mr. Gibbs has been the Chairman and Chief Executive Officer of Process Photonics Inc. From June 2001 to April 2004, Mr. Gibbs was the President and Chief Executive Officer of Original Solutions Inc. He is also the principal of his own consulting company, Donald R Gibbs and Associates which provides financial and management assistance to start-up corporations. Since 1970, Mr. Gibbs has held senior financial and executive positions in Mitel Corporation, Cognos Inc., Gandalf Systems Corporation, Positron Fiber Systems Inc., Gorilla Capital Inc., VIPswitch Inc. and Original Solutions Inc. Mr. Gibbs received his Bachelor of Commerce degree from the University of Ottawa and holds a professional designation as a CPA, CMA.

EMPLOYEES

As at March 31, 2019, we had 6 employees (5 as at March 31, 2018 and 6 as at March 31, 2017), with all 5 employees in technical areas including technical support and research and development. We consider our relations with our employees to be excellent, and none of our employees are covered by a collective bargaining agreement. ZIM also contracts services from 4 consultants on a part-time basis.

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

The Audit Committee's functions include evaluating, and recommending to the Board the engagement of the independent registered public accounting firm, reviewing the results of their audit findings, and monitoring on a periodic basis our internal controls over financial reporting. The Audit Committee has a formally approved written charter. The Audit Committee consists of Donald Gibbs (Chairman) and Steven Houck. Mr. Gibbs is the Audit Committee’s “audit committee financial expert,” as defined in Item 16A of Form 20-F, and he is “independent” under the NASDAQ Listing Rules. Mr. Houck replaced James Stechyson as a member of the audit committee effective June 24, 2009. The Audit Committee held four meetings during the fiscal year ended March 31, 2019.

The Compensation Committee’s functions include evaluating compensation for directors, officers, employees of and consultants to the Company, and making recommendations to the Board regarding such compensation matters. The Compensation Committee has a formally approved written charter. The Compensation Committee currently consists of James Stechyson and Steven Houck. The Compensation Committee did not hold a meeting during the fiscal year ended March 31, 2019.

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

Overview of Compensation and Process

Elements of compensation for our executives include: salary and stock option grants and health, disability and life insurance. Our Compensation Committee consists of Messrs Stechyson and Houck. It generally meets as required to review any changes to the compensation plans for the next year. In fiscal 2019, there were no changes to the plan, no bonuses and no changes to the salary levels for executives, and as a result, there were no Compensation Committee meetings.

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

Summary Compensation Table

The table below provides detailed information on the compensation of the Chief Executive Officer and the Chief Financial Officer of ZIM for services rendered for the fiscal years ended March 31, 2019, 2018 and 2016. No executive officer or employee received compensation in excess of $100,000 for the fiscal year ended March 31, 2019.

Name and principal position	Year	Salary/ Consulting Payments ($)	Option Awards ($)(1)	Shares ($)	Total ($)
Michael Cowpland, President and Chief Executive Officer	2017 2018 2019	- - -	- - -	1,085 58 -	1,085 58 -
John Chapman, (Chapman CFO Resources Inc.) Chief Financial Officer	2017 2018 2019	17,245 12,178 12,821	- - -	869 - -	18,114 12,178 12,821

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2016, March 31, 2018, and March 31, 2019 respectively, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s consolidated financial statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

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

The following table shows compensation of our non-employee directors for the fiscal year ended March 31, 2019.

Name	Option Awards ($)(1)	Common Shares ($)	Total ($)
Steven Houck	685	-	685
James Stechyson	-	-	-
Donald Gibbs	383	-	383

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2019, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 3 to the Company’s consolidated financial statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

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

Securities authorized for issuance under equity compensation plans at March 31, 2019 are as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans, excluding the securities reflected in the first column
Equity compensation plans approved by security holders	170,250(1)	0.0697	1,168,400
Total	170,250	0.0697	1,168,400

(1)	Represents ZIM common shares issuable upon the exercise of options outstanding under ZIM's Employee Stock Option Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

A.	Major Shareholders

The following table sets forth, as of June 30, 2019, the number and percentage of our outstanding common shares which are beneficially owned, directly or indirectly, by:

•	Each person who is known to us as the beneficial owner of 5% or more of our outstanding common shares;
•	Each director and executive officer of ZIM Corporation; and
•	All directors and executive officers of ZIM Corporation as a group.

Beneficial ownership includes shares over which the indicated person has sole or shared voting or investment power and shares which he or she has the right to acquire within 60 days of June 30, 2018. Unless otherwise indicated, the persons listed are deemed to have sole voting and investment power over the shares beneficially owned.

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

Applicable percentage of ownership is based upon 8,136,348 common shares outstanding as of June 30, 2019, together with applicable options for such shareholder or group. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 30, 2019 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(1)	The beneficial ownership of Michael Cowpland consists of 3,639,126 common shares owned directly by Dr. Cowpland. In addition, Dr. Cowpland’s ownership includes 225,936 common shares owned by Dr. Cowpland's spouse and 439,690 common shares owned by a company controlled by Dr. Cowpland's spouse. Dr. Cowpland disclaims beneficial ownership of the shares held by his spouse and the company controlled by his spouse. In addition, Dr. Cowpland has a right to acquire 1,125 common shares, under stock options that are currently exercisable or are exercisable within 60 days of June 30, 2019.

(2)	The beneficial ownership of James Stechyson consists of 1,468,500 common shares. 22,500 shares are owned directly by Mr. Stechyson and 1,446,000 are owned by a company controlled by Mr. Stechyson. In addition, Mr. Stechyson has a right to acquire 1,500 common shares, under stock options that are currently exercisable or are exercisable within 60 days of June 30, 2019.

(3)	The beneficial ownership of Advanced Telecom Services Inc. consists of 500,000 common shares owned directly.

(4)	The beneficial ownership of John Chapman consists of 195,047 common shares. The shares assigned to Mr. Chapman are held by CHAPMAN CFO Resources Inc. in which Mr. Chapman is the controlling shareholder.

(5)	The beneficial ownership of Steven Houck consists of 50,000 common shares owned directly by Mr. Houck and 45,500 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 30, 2019.

(6)	The beneficial ownership of Donald Gibbs consists of 50,000 common shares owned directly by Mr. Gibbs and 40,500 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 26, 2019.

The Board of Directors has determined that all directors who served on the Board during fiscal year 2019, other than Dr. Michael Cowpland and Mr. James Stechyson, are or were “independent” under NASDAQ Listing Rules. The Board has further determined that the members of the Audit Committee also meet the additional independence requirements of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission.

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

LOCATION OF STOCK HOLDINGS

At June 30, 2019, 6,440,189 (79%) of ZIM’s common shares are held outside of the United States. The number of shareholders of record is 661.

CONTROL

The Company is not owned or controlled directly or indirectly by another corporation, foreign government or by any other natural of legal person(s) severally or jointly.

A.         Related Party Transactions

A director of the Company is a director and principal owner of a company that provides computing and hosting services to ZIM. During the fiscal year ending March 31, 2019 the Company paid $59,829 for these services (March 31, 2018 - $21,984, March 31, 2017 - $31,127). At March 31, 2019, included in accounts payable is $7,366 connected to these services as compared to $2,761 at March 31, 2018. From April 1, 2019 to May 31, 2019 the Company paid $5,118 for these services. ZIM also provided bookkeeping services to this company. During the fiscal year ending March 31, 2017, the related company paid $5,714 to ZIM for these services.

An Officer of the Company is the principal owner of a company that provides finance, accounting and bookkeeping services to ZIM. During the fiscal year ending March 31, 2019 the Company paid $12,821 for these services (March 31, 2018 - $12,178, March 31, 2016 - $17,245). At March 31, 2019, included in accounts payable is $2,854 connected to these services as compared to $894 at March 31, 2018. From April 1, 2019 to May 31, 2019 the Company paid $1,450 for these services.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Refer to Item 18 for Consolidated Financial Statements

B.	Significant Changes

There have been no significant changes to our business since the fiscal year ended March 31, 2019.

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

PERIOD	HIGH	LOW
Fiscal Year 2013	$ 0.2200	$ 0.0400
Fiscal Year 2014	$ 0.6000	$ 0.0140
Fiscal Year 2015	$ 0.5060	$ 0.0240
Fiscal Year 2016	$ 0.1400	$ 0.0600
Fiscal Year 2017	$ 0.4015	$ 0.0053
Fiscal Year 2018	$ 0.0825	$ 0.0090
Fiscal Year 2019	$ 0.0150	$ 0.0500

Fiscal Year 2018 First Quarter	$ 0.0200	$ 0.0090
Fiscal Year 2018 Second Quarter	$ 0.0354	$ 0.0200
Fiscal Year 2018 Third Quarter	$ 0.0825	$ 0.0110
Fiscal Year 2018 Fourth Quarter	$ 0.0130	$ 0.0130
Fiscal Year 2019 First Quarter	$ 0.0130	$ 0.0150
Fiscal Year 2019 Second Quarter	$ 0.0150	$ 0.0300
Fiscal Year 2019 Third Quarter	$ 0.0170	$ 0.0170
Fiscal Year 2019 Fourth Quarter	$ 0.0500	$ 0.0170
Fiscal Year 2020 First Quarter	$ 0.0500	$ 0.0130

Fiscal Year 2019 - January 2019	$ 0.0500	$ 0.0170
Fiscal Year 2019 - February 2019	$ 0.0500	$ 0.0335
Fiscal Year 2019 - March 2019	$ 0.0500	$ 0.0170
Fiscal Year 2020 - April 2019	$ 0.0320	$ 0.0170
Fiscal Year 2020 - May 2019	$ 0.0260	$ 0.0200
Fiscal Year 2020 - June 2019	$ 0.0500	$ 0.0150

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

The Company believes that it was classified as a PFIC during the tax year ended March 31, 2019 and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

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

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings. A hypothetical 10% change in the value of one Brazilian real expressed in U.S. dollars during the year ended March 31, 2019 would have caused an approximate $17,006 change in the Company’s revenue for the fiscal year 2019. The Company is exposed to exchange risk due to the timing of the movement of funds between subsidiaries and the parent company related to the transfer pricing agreement and the pricing of contracts in non-functional currencies. Financial instruments denominated in foreign currencies that lead to foreign exchange risk when funds are moved include:

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2019	March 31, 2018

Canadian dollars	131,463	210,939
US dollars	153,406	42,374
Brazilian reals	1,013,757	704,236

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2019	March 31, 2018

Canadian dollars	44,287	13,396
US dollars	4,548	210
Brazilian reals	85,476	92,325

Accounts payable include the following amounts payable in their source currency:

	March 31, 2019	March 31, 2018

Canadian dollars	44,537	11,029
US dollars	3,275	-
Brazilian reals	772	1,670

Accrued liabilities include the following accruals in their source currency:

	March 31, 2019	March 31, 2018

Canadian dollars	22,397	14,992
Brazilian reals	18,412	24,567

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

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2019	March 31, 2018

Canada	55%	27%
North America, excluding Canada	8%	1%
South America	37%	72%
	100%	100%

FAIR VALUE

The carrying values of accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We are a small company with 6 employees as of March 31, 2019, and we depend to a great extent on principal members of our management staff.  If we lose the services of any key personnel, in particular Dr. Michael Cowpland, our President and Chief Executive Officer, and Mr. James Stechyson, our Chairman, the loss could significantly impede the achievement of our research and development objectives and delay our product development programs and commercialization of our product candidates.  We do not currently have any key man life insurance policies.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2019.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below related to our financial reporting processes and information technology security protocols.

Management’s Annual Report on Internal Control over Financial Reporting

ZIM’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, as previously stated in this annual report, our management concluded that our internal control over financial reporting was not effective as of March 31, 2019, due to the existence of certain significant deficiencies which constituted a material weakness, as described in greater detail below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our consolidated financial statements will not be prevented or detected on a timely basis.

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

During the most recent two fiscal year ends, we were billed for audit, audit-related, tax and other services provided by Independent Registered Public Accounting Firm, MNP LLP, as follows:

	Year ended March 31, 2019	Year ended March 31, 2018
Audit fees	50,445	50,411
Tax fees	8,232	7,756
Total	58,677	58,167

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

All audit and tax fees are estimated by the Independent Registered Public Accounting Firm and approved by the audit committee before they are performed. There were no significant differences between the approved estimates and final fees for fiscal years 2018 and 2019.

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

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of ZIM Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ZIM Corporation (the Company) as of March 31, 2019 and 2018, and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2019 and 2018, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has an accumulated deficit as at March 31, 2019 of $20,622,106 and has a history of operating losses prior to the year ended March 31, 2019 which raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ MNP LLP

---------------------------------------------

MNP LLP

Chartered Professional Accountants, Licensed Public Accountants

Ottawa, Canada

July 25, 2019

ZIM Corporation and Subsidiaries

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in US Dollars)

	March 31, 2019	March 31, 2018
ASSETS	$	$
Current assets
Cash and cash equivalents	506,524	418,507
Accounts receivable, net of allowance for doubtful accounts of $8,560 and $10,064 as of March 31, 2019 and 2018	59,631	38,463
Investment tax credits receivable	171,204	131,220
Other tax credits	35,351	82,997
Prepaid expenses	27,911	25,595
	800,621	696,782

Investments	709,047	117,109
Equipment, net	20,799	24,334
	1,530,467	838,225
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	36,802	9,057
Accrued liabilities	21,487	19,041
Deferred revenue	89,844	60,224
	148,133	88,322

Shareholders' equity:
Preferred shares, no par value, non-cumulative
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; NIL issued and outstanding shares at March 31, 2019 and 2018.	-	-
Common shares, no par value,
Unlimited authorized shares; 8,136,348 shares issued and outstanding as at March 31, 2019 and 8,136,348 shares as at March 31, 2018.	19,491,842	19,491,842
Additional paid-in capital	2,963,912	2,962,105
Accumulated deficit	(20,622,106)	(21,325,620)
Accumulated other comprehensive loss	(451,314)	(378,425)
	1,382,334	749,902
	1,530,467	838,225

Refer to Going Concern Note 2 The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation and Subsidiaries

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in US Dollars)

	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
	$	$	$
Revenues
Mobile	122,638	108,485	188,654
Software	117,533	34,435	90,452
Software maintenance and consulting	459,878	360,322	391,795
Total revenue	700,049	503,242	670,901

Operating expenses
Cost of revenue	20,588	15,774	18,600
Selling, general and administrative	521,794	542,688	677,325
Research and development (net)	72,120	49,031	76,243
Total operating expenses	614,502	607,493	772,168
Income (loss) from operations	85,547	(104,251)	(101,267)

Other income:
Dividends from investments	-	-	9,008
Gain on disposal of investment	-	45,758	582
Gain on revaluation of investment	604,013	-	-
Interest income, net	13,956	15,591	22,229
Total other income	617,969	61,349	31,819
Income (loss) before income taxes	703,516	(42,902)	(69,448)
Income tax expense	-	-	-
Net income (loss)	703,516	(42,902)	(69,448)
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustment	(72,890)	(5,781)	(32,570)
Comprehensive income (loss)	630,626	(48,683)	(102,018)

Basic and diluted income (loss) per share*	0.086	(0.005)	(0.009)
Weighted average number of shares outstanding – basic and diluted	8,136,348	8,126,222	7,973,352

* The basic and diluted loss per share for the prior years have been adjusted to reflect the impact of the share consolidation, on the basis of one post-consolidation common share for every twenty pre-consolidation common shares, which was accounted for as a reverse stock split effective on January 19, 2017.
The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation and Subsidiaries

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in US Dollars)

	Number of common shares issued *	Common shares	Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders’ equity
		$	$	$	$	$
Balance as at March 31, 2016	7,890,493	19,484,482	2,960,789	(21,213,270)	(340,074)	891,927
Shares issued in lieu of compensation	229,855	7,275				7,275
Stock options granted			1,059			1,059
Net loss				(69,448)		(69,448)
Foreign currency translation adjustment					(32,570)	(32,570)
Balance as at March 31, 2017	8,120,348	19,491,757	2,961,848	(21,282,718)	(372,644)	798,243

ZIM Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity (Continued)
(Expressed in US dollars)

	Number of common shares issued *	Common shares	Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
		$	$	$	$	$
Balance as at March 31, 2017	8,120,348	19,491,757	2,961,848	(21,282,718)	(372,644)	798,243
Shares issued in lieu of compensation	16,000	85				85
Stock options granted			257			257
Net loss				(42,902)		(42,902)
Foreign currency translation adjustment					(5,781)	(5,781)
Balance as at March 31, 2018	8,136,348	19,491,842	2,962,105	(21,325,620)	(378,425)	749,902

	Number of common shares issued *	Common shares	Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity
		$	$	$	$	$
Balance as at March 31, 2018	8,136,348	19,491,842	2,962,105	(21,325,620)	(378,425)	749,902
Stock options granted			1,807			1,807
Net income				703,516		703,516
Foreign currency translation adjustment					(72,890)	(72,890)
Balance as at March 31, 2019	8,136,348	19,491,842	2,963,912	(20,622,104)	(451,316)	1,382,334

* Effective January 19, 2017, ZIM undertook a corporate action to consolidate its outstanding common shares on the basis of one post-consolidation common share for every twenty pre-consolidation common shares.

The accompanying notes are an integral part of the consolidated financial statements

ZIM Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(Expressed in US dollars)

	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
	$	$	$
OPERATING ACTIVITIES
Net income (loss)	703,516	(42,902)	(69,448)
Items not involving cash:
Depreciation of equipment	10,575	11,341	12,170
Gain on disposal of investment	-	(45,758)	(582)
Gain on revaluation of investment	(604,013)	-	-
Stock-based compensation	1,807	342	8,334
Changes in operating working capital:
Decrease (increase) in accounts receivable	(21,168)	43,225	(23,381)
Decrease (increase) in investment tax credits	(39,984)	37,743	112,681
Decrease (increase) in other tax credits	47,646	34,661	(33,006)
Decrease (increase) in prepaid expenses	(2,316)	(12,776)	12,140
Increase (decrease) in accounts payable	27,745	(11,394)	11,290
Decrease in accrued liabilities	2,446	(84)	(22,393)
Decrease in deferred revenue	29,620	(32,546)	(18,199)
Cash flows provided by (used in) operating activities	155,874	(18,147)	(10,394)

INVESTING ACTIVITIES
Purchase of equipment	(7,040)	(11,917)	(9,611)
Proceeds from disposal of investment	-	45,758	582

Cash flows provided by (used in) investing activities	(7,040)	33,841	(9,029)
Increase (decrease) in cash and cash equivalents	148,834	(1,169)	(52,641)

Cash and cash equivalents, beginning of year	418,507	419,676	472,317
Effect of changes in exchange rates on cash and cash equivalents	(60,817)	(16,863)	(33,218)
Cash and cash equivalents, end of year	506,524	418,507	419,676

The accompanying notes are an integral part of the consolidated financial statements.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

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

In fiscal 2019, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging business. At March 31, 2013 ZIM discontinued the sale of mobile content.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

Also, in 2017, NuvoBio signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes and companies. The Company is currently funding research and development projects in the following areas:

New peptide-derived inhibitors for therapeutic intervention against various cancer cell lines in the presence or absence of chemotherapeutics to characterize the in vivo effects of promising inhibitors; and

2	- GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States ("US GAAP").The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Although the company had a small operating income and positive cash flows from operations during the year ended March 31, 2019, the Company has incurred an accumulated deficit of $20,622,106 to date and has a history of operating losses and negative cash flows from operations in prior years. This raises substantial doubt about the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue sufficient to fund its cash flow needs. There is no certainty that this and other strategies will be sufficient to permit the Company to continue as a going concern.

Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments could be necessary to the carrying values of the assets and liabilities, the reported revenue and expenses and the classifications used in the consolidated balance sheets. Such adjustments could be material.

3 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the period. Estimates have been made by management in several areas, including, but not limited to, the realizability of accounts receivable and investments, the valuation allowance associated with deferred income tax assets, investment tax credits, the calculations supporting the revaluation of investments, expected useful life of equipment, the fair value calculation with respect to the stock options. Actual results may differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original term to maturity of three months or less to be cash equivalents.

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

REVENUE RECOGNITION

The Company derives revenue from two sources: enterprise software, including maintenance and consulting services and mobile services and applications. Enterprise software involves providing enterprise software for designing, developing and manipulating database systems and applications. Mobile services involve providing SMS applications and services. The Company presents revenues net of sales tax and other related taxes.

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

The Company recognizes revenue pursuant to the requirements of ASC 606, Revenue from Contracts with Customers. Revenue is recognized using the residual method when evidence of fair value exists for all of the undelivered performance obligations in the arrangement, but does not exist for one or more performance obligations. The Company allocates revenue to each undelivered performance obligation based on its respective fair value determined by the price charged when that performance obligation is sold separately. The Company defers revenue for the undelivered performance obligations and recognizes the residual amount of the arrangement fee, if any. The separate performance obligations of the arrangements are considered to be separate units of accounting.

The following steps are taken to recognize revenue:

1.	Identification of the contract(s) with the customer(s).
2.	Identify the performance obligations in the contract.
3.	Determine the transaction price.
4.	Allocate the transaction price to the performance obligations in the contract.
5.	Recognize revenue when (or as) the Company satisfies the performance obligations.

The Company recognizes revenue from software license agreements at the point in time that the related performance obligation is satisfied, which is generally when the software key is delivered. Discounts are allocated among the various performance obligations on a pro-rata basis. If at the outset of an arrangement the Company determines that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes fixed or determinable.

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

MAINTENANCE AND CONSULTING REVENUE RECOGNITION

Maintenance revenues are recognized using a time-based approach equally over the term of the maintenance contract. The liability relating to the received but unearned portion of maintenance revenues is recognized as deferred revenues.

Consulting revenue, which represents services provided on a per diem basis to customers, is recognized as the services are performed as there are no customer acceptance provisions involved in these types of arrangements. Consulting revenue, which represents services provided on a fixed price basis to customers, is recognized upon achieving the related performance obligation.

In general, credit terms of 30 days are extended to customers with a small number of customers receiving longer payment terms based on the long-standing relationship with ZIM.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

MOBILE REVENUE RECOGNITION

Aggregation services occur when ZIM sends messages from its content provider customers through mobile operators to end users on their cell phones. In this situation, the Company contracts with its customers that cannot connect directly to the mobile operators and with the third-party mobile operators or other aggregators directly for the transmission of the messages. The performance obligation is to transmit a message. Revenues are recognized in the month in which the performance obligation is satisfied, provided no significant ZIM obligations remain. We work with aggregators to provide delivery routes and receive statements and billing in real time. We prepay for message credits and bill customers for message delivery at the end of each month. We purchase service credits from the aggregators and bill our customers directly for the delivery of messages on a monthly basis.

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

The Company qualifies for scientific research and experimental development refundable investment tax credits. These credits are recorded as a reduction of research and development expense when it is more likely than not that the credits will be realized. Other non-refundable investment tax credits not utilized in the current year can be used to offset income taxes otherwise payable in future years.

TRANSLATION OF FOREIGN CURRENCIES

The Company's reporting currency is the US dollar and the functional currency is the Canadian dollar for ZIM Corporation and NuvoBio, US Dollar for AIS and Brazilian Reals for ZIM do Brazil.

Transactions denominated in currencies other than the functional currency of the Company or its subsidiaries are initially measured using the exchange rate in effect on the date of the transaction. At each balance sheet date, monetary assets and liabilities are remeasured into the functional currency using the exchange rate in effect on that date. Any foreign exchange gains or losses resulting from this remeasurement are recognized in the statement of income (loss) and comprehensive income (loss) of the respective entity for that period. For the years ended March 31, 2019, 2018, and 2017, the Company recognized a foreign exchange gain (loss) of $7,221, ($2,504), and ($1,246), respectively, in the accompanying consolidated statements of income (loss) and comprehensive income (loss) included in the selling, general and administrative expenses.

The translation of the Company's financial statements and those of its subsidiaries from their respective functional currencies to the Company’s reporting currency is performed as follows: all assets and liabilities are translated into US dollars at the rate of exchange in effect at the balance sheet date. Equity transactions are translated at the exchange rate in effect at the date of the transaction. Revenues, expenses and cash flow amounts are translated at the weighted average exchange rates for the period. The resulting translation adjustments are included in accumulated other comprehensive income (loss) in shareholders' equity. The translation adjustments did not result in a tax impact.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards using enacted tax rates and laws in effect in the year in which the differences are expected to reverse. When necessary, a valuation allowance is recorded to reduce the tax assets to an amount for which realization is more likely than not. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017

Risk-free interest rates	2.52%	1.93%	1.36%
Expected volatility	120%	433%	206%
Dividend yield	-	-	-
Expected life of options (years)	3.0	3.0	3.0

EQUIPMENT

Equipment is recorded at cost net of depreciation and any impairment losses. Depreciation is provided over the estimated useful lives of the underlying assets using the following methods and rates:

Computer equipment	40%	Declining balance
Software	40%	Declining balance
Office furniture and equipment	20%	Declining balance
Voice communications equipment	20%	Declining balance
Leasehold improvements	5 years	Straight line over the lesser of 5 years or the term of the underlying lease

IMPAIRMENT OF EQUIPMENT

Equipment is tested for impairment when evidence of a decline in value exists, and adjustments to estimated fair value are made if the asset is impaired. Whenever events or changes in circumstances indicate that the Company may not be able to recover the net book value of its productive assets, that the assets are deemed impaired and are to be written down to their estimated fair value through a charge to earnings. The guidance states that fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information. The Company reviewed its property and equipment assets for impairment to determine if there were events or changes in circumstances that would indicate that the carrying amount of the assets may not be recoverable through future cash flows. It was determined that no impairment was evident.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

INVESTMENTS

ZIM measures the value if its equity investments in privately-held companies, which do not have readily determinable fair values, using the alternative measurement basis permitted under Accounting Standards Update (“ASU”) 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. Under this alternative measurement basis, equity investments in privately-held companies without readily determinable fair values are measured at cost, less any impairments, plus or minus any adjustments resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. In the absence of observable price changes, the alternative measurement basis of cost less any impairments is used as a valuation methodology.

ACCOUNTING PRONOUNCEMENTS ADOPTED DURING THE YEAR

In January 2016, the FASB issued Accounting Standards Update 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (the ASU). Changes to the current GAAP model primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities is largely unchanged. The classification and measurement guidance is effective for public business entities in fiscal years beginning after December 15, 2017. This standard was adopted on April 1, 2018 by applying the standard prospectively to its equity investments without readily determinable fair values since the Company has elected to use the alternative measurement approach. The effect of the adoption of this standard was an increase in the carrying value of the Equispheres investment at April 1, 2018 of $604,013 to a carrying value of $721,122.

In May 2017, the FASB issued ASU 2017-09, Compensation - Stock Compensation (Topic 718). The ASU provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The ASU is effective for the annual reporting periods beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The Company has had no changes to its share-based payment awards and therefore the adoption of this standard had no impact on the consolidated financial statements of the Company.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU establishes the principles to report useful information to users of the financial statements about the nature, timing and uncertainty of revenue from contracts with customers. ASU 2015-14 deferred the effective date of the ASU for the annual reporting periods beginning after December 15, 2017. Early adoption is permitted, as per the original ASU. The company transitioned to ASC 606 using the modified retrospective approach. All new and renewed contracts in fiscal 2019 were reviewed to determine if any change to how revenue is recognized was warranted with the application of ASC 606. The analysis determined that the transition to ASC 606 has not had any significant effect on the amounts and timing of how the Company recognizes revenue.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

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

In February 2016, the FASB issued Accounting Standards Codification (“ASC”) Topic 842, Leases through ASU No. 2016-02. ASC Topic 842 requires a lessee to recognize all leases, including operating leases, on balance sheet via a right-of-use asset and lease liability, unless the lease is a short-term lease. All (or a portion of) fixed payments by the lessee to cover lessor costs related to ownership of the underlying assets, or executory costs, that do not represent payments for a good or service will be considered lease payments and reflected in the measurement of lease assets and lease liabilities by lessees. The new standard does not substantially change lessor accounting from current U.S. GAAP. The new standard also requires lessees and lessors to disclose more qualitative and quantitative information about their leases than current U.S. GAAP does. The standard is applied retrospectively, with elective reliefs. The new standard is effective for annual and interim reporting periods beginning after December 15, 2018 for a public business entity. Early adoption is permitted. We are currently evaluating the impact ASU 2016-02 will have and it is expected that the impact of the adoption of this standard will have no material impact on the Company’s consolidated financial statements.

In June 2016, FASB issued Accounting Standards Update (ASU) 2016-13, Financial Instruments—Credit Losses (Topic 326). This ASU represents a significant change in the ACL accounting model by requiring immediate recognition of management’s estimates of current expected credit losses (CECL). Under the prior model, losses were recognized only as they were incurred, which FASB has noted delayed recognition of expected losses that might not yet have met the threshold of being probable. The new standard is effective for annual and interim reporting periods beginning after December 15, 2019 for a public business entity. Early adoption is permitted. We are currently evaluating the impact ASU 2016-13 will have on the Company’s consolidated financial statements.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

4 - ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company recognizes any interest accrued related to unrecognized tax benefits in interest and penalties in income tax benefit in the consolidated statement of loss and comprehensive loss.

5 - ACCOUNTS RECEIVABLE

	March 31, 2019	March 31, 2018
	$	$
Trade accounts receivable	65,829	45,832
Allowance for doubtful accounts	(8,560)	(10,064)
Other	2,362	2,695
	59,631	38,463

6 – INVESTMENTS

Investments and long-term deposits	Investment Date	Value at Investment Date	2019	2018	Available For Sale
CP4H	June 29, 2012	187,367	-	-	No
HostedBizz	Dec. 31, 2013	1,005	-	-	No
Equispheres Inc.	August 26,2015	112,752	701,564	117,109	No
Spiderwort	August 24, 2018	7,725	7,483	-	No
Total		308,849	709,047	117,109

On April 30, 2016, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 250,000 common shares at a price of $20,042.

On August 26, 2016, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 500,000 common shares at a price of $91,948. Equispheres Inc. is an advanced materials company developing new technologies for the production of metallic particles for use in additive manufacturing.

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

On August 24, 2018, NuvoBio Corporation made an investment in Spiderwort Inc. The investment consisted of the purchase of a $10,000 Canadian dollar ($7,725 US dollar) convertible promissory note and is accounted for at amortized cost. The note accrues simple interest of 5% per annum and upon a future equity financing of Spiderwort Inc. in an amount greater than $3,000,000 Canadian dollars all principal and accrued interest will convert into the equity securities of the financing at a price per security equal to 80% of the equity financing price per security. Spiderwort Inc. is an advanced materials company developing novel, plant derived, biomaterial that will offer new avenues in 3D in vitro research and in regenerative medicine.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

7 - EQUIPMENT

March 31, 2019	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	834,420	825,004	9,416
Software	80,585	77,668	2,917
Office furniture and equipment	178,682	176,362	2,320
Voice communications equipment	4,610	4,385	225
Leasehold improvements	124,787	118,866	5,921
	1,223,084	1,202,285	20,799

March 31, 2018	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	865,864	850,561	15,303
Software	84,316	79,276	5,040
Office furniture and equipment	185,646	182,260	3,386
Voice communications equipment	4,810	4,520	290
Leasehold improvements	139,357	139,042	315
	1,279,993	1,255,659	24,334

Depreciation expense for the year ended March 31, 2019 was $7,810 ($11,341 and $12,170 for the years ended March 31, 2018 and 2017 respectively). These expenses are included in the cost of revenue account, the selling, general, and administrative expenses and the research and development account.

8 – LINE OF CREDIT

During fiscal 2019, a working capital line of credit, in the form of overdraft protection, was available at approximately $37,417 (equivalent to $50,000 Canadian, the Company’s functional currency) from the Company’s major financial institution. This credit facility is secured by the Company’s assets. Amounts can be drawn in Canadian funds on this credit facility and bear interest at the prime rate, as published by the Royal Bank of Canada, plus 2.15% (7.6% at March 31,2019). Amounts can also be drawn in United States of America funds on this credit facility and bear interest at the US Base Rate plus 2.15% (7.65% at March 31,2019).

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

In order to maintain the working capital line of credit the Company must maintain a Tangible Net Worth of greater than $150,000 Canadian dollars (equivalent to $112,250 US dollars) and a ratio of current assets to current liabilities greater than 1.10:1. The Company was in compliance with these covenants as at March 31, 2019.

As at March 31, 2019 nothing was drawn down on this line of credit. The line of credit does not have defined expiration or renewal dates.

9 – ACCRUED LIABILITIES

	March 31, 2019	March 31, 2018
	$	$

Employee related accruals	19,990	22,123
Trade	1,497	(3,082)
	21,487	19,041

10 – COMMON SHARE ISSUE

The Company did not issue any common shares, except for those issued as compensation as described in notes 12 and 13, during the years ended March 31, 2019, March 31, 2018 or March 31, 2017 pursuant to the exercise of stock options by employees and the granting of stock for executive officers.

On November 12, 2009, the Board of Directors approved a share repurchase plan. Shares may be repurchased by the Company to a maximum of $200 per day and $12,000 per quarter. The repurchase program has no expiration date. As of March 31, 2019, no shares have been repurchased as part of this program.

On January 19, 2017, the Company undertook a corporate action to consolidate its outstanding common shares on the basis of one post-consolidation common share for every twenty pre-consolidation common shares. The share consolidation has been reflected retroactively in the consolidated financial statements.

11 – RELATED PARTY TRANSACTIONS

No remuneration has been recorded in these consolidated financial statements for the services of the Chief Executive Officer (CEO) for the fiscal years 2019, 2018 and 2017 except for the 11,000 post-consolidation shares of common stock, valued at $58, issued through the fiscal year 2018 and 32,293 post-consolidation shares of common stock, valued at $1,085, issued through the fiscal year 2017. The CEO is also a director and the controlling shareholder.

A director of the Company is a director and principal owner of a company that provides computing and hosting services to ZIM. During the fiscal year ending March 31, 2019 the Company paid $59,829 for these services (March 31, 2018 - $21,984, March 31, 2017 - $31,127). At March 31, 2019, included in accounts payable is $7,366 connected to these services as compared to $2,761 at March 31, 2018. From April 1, 2019 to May 31, 2019 the Company paid $5,118 for these services.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

An Officer of the Company is the principal owner of a company that provides finance, accounting and bookkeeping services to ZIM. During the fiscal year ending March 31, 2019 the Company paid $12,821 for these services (March 31, 2018 - $12,178, March 31, 2017 - $17,245). At March 31, 2019, included in accounts payable is $2,854 connected to these services as compared to $894 at March 31, 2018. From April 1, 2019 to May 31, 2019 the Company paid $1,450 for these services.

12 - STOCK BASED COMPENSATION

During the year ended March 31, 2019 and March 31, 2018, the Company issued common shares and options to employees and non-employees, and as a result, common shares and additional paid in capital has been increased by $1,807 and $342 respectively.

On November 22, 2017 Dr. Cowpland, Chief Executive Officer, was awarded a total of 11,000 post-consolidation shares of common stock in lieu of cash for services provided to the Company, valued at $58.

On November 22, 2017 a Company controlled by Mr. Stechyson, Chairman of the Board, received a total of 5,000 post-consolidation shares of common stock in lieu of cash for services provided to the Company, valued at $27.

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

Under ZIM’s Employee Stock Option Plan, the Company may grant options to its officers, directors and employees for up to 1,360,000 post consolidation common shares. As at March 31, 2019, 170,250 (March 31, 2018, 204,150) post consolidation options were outstanding under the Employee Stock Option Plan. Stock options are granted with an exercise price equal to the common share’s fair market value at the date of grant. Options are granted periodically, and both the maximum term of an option and the vesting period are set at the Board's discretion. All options granted in fiscal year 2019 vested on the day of the grant and have a three-year term. The expected life of the grants due to forfeitures and exercise of options is estimated based on recent history and is 3 years.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

The Company recognized the following expense relating to stock options and grants:

	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
	$	$	$
Options compensation expense for employees	268	591	2,809
Options compensation expense for consultants	1,539	468	3,401
Stock grant compensation expense for consultants	-	869	3,986
Stock grant compensation expense for executive officers	-	6,406	44,867
Total expense	1,807	8,334	55,063

All options granted vested on the day of the grant resulting in the Company not having any non-vested awards as of March 31, 2019 or March 31, 2018.

A summary of the status of the stock options is as follows:

	March 31, 2019 Number of options outstanding	March 31, 2018 Number of options outstanding

Options outstanding, beginning of year	204,150	225,500
Granted	79,250	48,500
Expired	(113,150)	(69,850)
Options outstanding, end of year	170,250	204,150

The number of outstanding share options granted have been adjusted for the effect of the share consolidation. All share options outstanding at March 31, 2019 are exercisable.

The following table represents a summary of the options outstanding as at March 31, 2019:

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

	Options outstanding and exercisable
Range of exercise prices	Number outstanding at March 31, 2019	Weighted average remaining contractual life
$		Years
0.000-0.015	91,000	2.06
0.015-0.040	41,250	0.50
0.040-0.080	38,000	2.90
	170,250	1.86

The weighted average grant-date fair value of options granted and vested in fiscal years 2019 and 2018 were $0.0169 and $0.00547 respectively.

As at March 31, 2019 there were 91,000 options in the money.

EMPLOYEE AND NON-EMPLOYEE OPTIONS

During the year ended March 31, 2019, 16,750 post-consolidation options were granted to employees. In the year ended March 31, 2018, 9,500 post-consolidation options were granted to employees.

During the year ended March 31, 2019, 62,500 post-consolidation options were granted to non-employees. In the year ended March 31, 2018, 39,000 post-consolidation options were granted to non-employees.

No options have been granted with exercise prices below the market price on the respective grant dates during the year ended March 31, 2019 or March 31, 2018.

13 - INTEREST

	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
	$	$	$

Interest income	16,334	18,526	25,892
Interest expense	(2,378)	(2,934)	(3,663)
Total	13,956	15,591	22,229

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

14 – CONTRACT LIABILITIES

	Years ended
	March 31, 2019	March 31, 2018
	$	$
Balance beginning of the year	60,224	92,770
Aggregate amount of revenue recognized	(365,455)	(260,436)
Contract liabilities recognized	395,075	227,890
Balance, end of year	89,844	60,224

	March 31, 2019	March 31, 2018
	$	$
Current portion	89,844	60,224

The opening balance of deferred revenue was $92,770 as of April 1, 2017 and is all current.

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

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to loss before taxes, as follows:

	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
	$	$	$
Tax Rate, comprised of a federal rate of 9.75% and a provincial rate of 3.50%	13.25%	15.13%	15.50%

Expected Canadian Income Tax (Recovery)	83,562	(4,136)	(10,764)
Change in valuation allowance	(148,300)	(102,732)	107,243

Permanent differences	(39,088)	(3,702)	6,940
Difference between Canadian and foreign tax rates	(30,102)	(12,690)	(6,221)

Other	34,650	12,566	(21,905)
	-	-	-

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

The change in valuation allowance for originating temporary differences and losses available for carry forward, is calculated using an expected deferred tax rate of 13.25%, based on the application of the Small Business Deduction. The rate at which such amounts may be realized as disclosed as part of a deferred tax asset and related valuation allowance takes into account the enacted tax rate decreases over the expected period of realization.

Refundable investment tax credits for research and development in Canada of $171,204 $124,234 and $171,457, and for the years ended March 31, 2019, March 31, 2018 and March 31, 2017, respectively is netted against research and development expense. The investment tax credits are subject to review and approval by taxation authorities and it is possible that the amounts granted will be different from the amounts recorded by the Company.

Deferred taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The Company’s deferred tax assets are as follows:

	March 31, 2019	March 31, 2018
	$	$

Losses available for carry forward	110,746	168,277
Property and equipment - differences in net book value and unamortized capital cost	69,560	116,545
Intangible assets - differences in net book value and tax basis	156,669	196,610
Unused scientific research and experimental development amounts deductible and investment tax credits available for carry forward	701,305	814,830
Other	116,622	117,215
Gross deferred tax asset	1,154,902	1,413,477
Valuation allowance	(1,154,902)	(1,413,477)
Net deferred tax asset	-	-

The Company has federal and provincial non-capital losses available to reduce taxable income in Canada, which expire in the following years:

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

Federal & Provincial
$
2026	451,224
2027	306,030
2037	135,284
2038	2,306
2039	15,800
910,643

The Company has capital losses of $245,493, which are available indefinitely to reduce capital gains in future years as of March 31, 2019.

The losses in Brazil of $167,352 have an indefinite carryforward period. However, the losses can only be used to offset 30% of taxable income in any given year.

As at March 31, 2019, the Company had accumulated unclaimed federal and provincial scientific research and experimental development deductions of approximately $4,027,584 ($4,073,657 in 2018). This amount can be carried forward indefinitely to reduce income taxes payable in future years.

The Company has federal scientific research and experimental development credits available to reduce income taxes in Canada, which expire in the following years:

2019	4,974
2021	13,528
2022	265,076
2023	1,702
2024	2,131
2025 to 2033	9,329
296,740

16 – INCOME (LOSS) PER SHARE

For the purposes of the income (loss) per share computation, the weighted average number of common shares outstanding has been used.

The following securities are considered "in the money" and could potentially dilute the basic income per share in the future but have not been included in diluted income per share because their effect was antidilutive:

	March 31, 2019	March 31, 2018	March 31, 2017

Stock options	91,000	-	-

Total post-consolidation options outstanding at March 31, 2019, 2018 and 2017 were 170,250, 204,150, and 225,500 respectively. Diluted loss per share for the years ended March 31, 2018 and 2017 is deemed to be identical to basic loss per share due to the losses incurred in those two years.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

17 - FINANCIAL RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings. A hypothetical 10% change in the value of one Brazilian real expressed in U.S. dollars during the year ended March 31, 2019 would have caused an approximate $8,343 change in the Company’s net income for the fiscal year 2019. The Company is exposed to exchange risk due to the timing of the movement of funds between subsidiaries and the parent company related to the transfer pricing agreement and the pricing of contracts in non-functional currencies. Financial instruments denominated in foreign currencies that lead to foreign exchange risk when funds are moved include:

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2019	March 31, 2018

Canadian dollars	131,463	210,939
US dollars	153,406	42,374
Brazilian reals	1,013,757	704,236

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2019	March 31, 2018

Canadian dollars	44,287	13,396
US dollars	4,548	210
Brazilian reals	85,476	92,325

Accounts payable include the following amounts payable in their source currency:

	March 31, 2019	March 31, 2018

Canadian dollars	44,537	11,029
US dollars	3,275	-
Brazilian reals	772	1,670

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

Accrued liabilities include the following accruals in their source currency:

	March 31, 2019	March 31, 2018

Canadian dollars	22,397	14,992
Brazilian reals	18,412	24,567

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

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2019	March 31, 2018

Canada	55%	27%
North America, excluding Canada	8%	1%
South America	37%	72%
	100%	100%

One customer accounted for approximately 28% of revenue for the year ended March 31, 2017 with $12,031 in accounts receivable on March 31, 2017, one customer accounted for approximately 22% of revenue for the year ended March 31, 2018 with $7,772 in accounts receivable on March 31, 2018 and one customer accounted for approximately 24% of revenue for the year ended March 31, 2019 with nil in accounts receivable on March 31, 2019.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

18 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE COMMITMENTS

The Company has the following financial commitments related to minimum rent expenses for facilities:

$
2020	12,662
2021	2,110
Total	14,772

For the year ended March 31, 2019, facilities expense was $39,113 ($69,777 for the year ended March 31, 2018 and $90,899 for the year ended March 31, 2017). The lease was renewed for 3 years and 2 months in March of 2017.

OTHER

The Company is committed to pay an unrelated third party $75,000 upon the listing of ZIM Corporation’s common shares on a national securities exchange.

19 - SUPPLEMENTAL CASH FLOW DISCLOSURE

	Year ended March 31, 2019	Year ended March 31, 2018
	$	$
Interest paid	(2,378)	(2,934)
Income taxes paid	-	-
Investment tax credit on research and development received	171,204	131,220

20 - SEGMENT REPORTING

The Company operates in two reportable segments based on product differentiation: mobile and enterprise software. Mobile applications involve providing SMS and other content applications and services for mobile devices. Enterprise software involves providing enterprise software for designing, developing and manipulating database systems and applications.

The Company considers all revenues and expenses to be of an operating nature and accordingly, allocates them to the segments. Costs specific to a segment are charged directly to the segment. Company operating expenses are allocated to either of the segments based on gross revenues. Significant assets of the Company include working capital, an investment and equipment. The accounting policies of the reportable segments are the same as those described in the summary of the significant accounting policies.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

The following table sets forth external revenues, cost of revenues (including depreciation expense), operating expenses (including depreciation expense) and other amounts attributable to these segments:

Year ended March 31, 2019	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	122,638	577,411	700,049
Cost of revenue	2,071	18,517	20,588
Gross margin	120,567	558,894	679,461

Allocation of operating expenses	105,387	488,527	593,914
Allocation of interest income	(2,476)	(11,480)	(13,956)
	102,911	477,047	579,958

Net income	17,656	81,847	99,503

Revaluation of investments			(604,013)

Net income			703,516

Year ended March 31, 2018	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	108,485	394,757	503,242
Cost of revenue	2,886	12,888	15,774
Gross margin	105,599	381,869	487,468

Allocation of operating expenses	128,183	463,536	591,719
Allocation of gain on sales of assets	(3,377)	(12,214)	(15,591)
Allocation of dividend income	(9,912)	(35,846)	(45,758)
	114,893	415,477	530,370

Net loss	(9,294)	(33,608)	(42,902)

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

Year ended March 31, 2017	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	188,654	482,247	670,901
Cost of revenue	3,939	14,661	18,600
Gross margin	184,715	467,586	652,301

Allocation of operating expenses	213,391	541,177	753,568
Allocation of gain on sale of assets	(165)	(417)	(582)
Allocation of dividend income	(2,551)	(4,576)	(9,008)
Allocation of interest income, net	(6,295)	(15,934)	(22,229)
	204,381	517,368	721,749
Net loss	(19,666)	(49,782)	(69,448)

The following table sets forth total assets used by each segment:

TOTAL ASSETS	March 31, 2019	March 31, 2018
	$	$
Mobile	268,115	180,698
Software	1,262,352	657,527
Total assets	1,530,467	838,225

The following tables set forth external revenues and long-lived assets attributable to geographic areas. External revenues are based on the location of the customer:

	March 31, 2019	March 31, 2018
	$	$
Long-lived assets
Canada	19,220	22,616
Brazil	1,579	1,718
Total long-lived assets	20,799	24,334

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

Total Revenue	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
	$	$	$

United States	235,592	34,076	47,057
Europe	-	-	5,885
Brazil	170,056	218,436	245,475
Canada	41,464	141,511	181,415
Singapore	22,775	108,485	188,596
Austria	130,163	735	2,473
Total revenue	700,049	503,242	670,901

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

Date: July 25, 2019

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

