Form 20-F
period 2020-06-30
ZIM CORP
filed 2020-07-29
CIK 1124160

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2020.

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

8,136,348 common shares outstanding as of March 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes    No  x

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes X     No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  X    No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes X      No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer      Accelerated filer      Non-accelerated filer X  Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

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

A.            Selected Financial Data

The following selected consolidated statements of operations data for the fiscal years ended March 31, 2020, 2019, and 2018 and consolidated balance sheet data for the fiscal years ended March 31, 2020 and 2019 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page 50.  The following selected consolidated statements of operations data for the fiscal years ended March 31, 2017 and 2016 and consolidated balance sheet data for the fiscal years ended March 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

Consolidated Statements of Operations
	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016
	$	$	$	$	$

Revenue	347,509	700,049	503,242	670,901	619,291
Operating expenses	591,857	614,502	607,493	772,168	987,878
Income (loss) from operations	(244,348)	85,547	(104,251)	(101,267)	(368,587)

Other income	235,349	617,969	61,349	31,819	57,055
Net income (loss) before income taxes	(8,999)	703,516	(42,902)	(69,448)	(311,532)

Income tax expense	—	—	—	—	148
Net income (loss)	(8,999)	703,516	(42,902)	(69,448)	(311,680)

Basic and diluted income (loss) per share	(0.001)	0.086	(0.005)	(0.009)	(0.042)

Weighted average number of shares outstanding	8,136,348	8,136,348	8,126,222	7,973,352	7,438,714

Consolidated Statements of Cash Flows
	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016
	$	$	$	$	$
Cash flows provided by (used in) operating activities	(200,046)	155,874	(18,147)	(10,394)	(399,605)
Cash flows provided by (used in) investing activities	214,940	(7,040)	33,841	(9,029)	(126,603)
Effect of changes in exchange rates on cash and cash equivalents	(91,593)	(60,817)	(16,863)	(33,218)	(29,856)
Increase (decrease) in cash and cash equivalents	(76,700)	88,017	(1,169)	(52,641)	(556,064)
Cash and cash equivalents, beginning of year	506,524	418,507	419,676	472,317	1,028,381
Cash and cash equivalents, end of year	429,824	506,524	418,507	419,676	472,317

Consolidated Balance Sheets
	As at March 31, 2020	As at March 31, 2019	As at March 31, 2018	As at March 31, 2017	As at March 31, 2016
	$	$	$	$	$
ASSETS
Current assets
Cash and cash equivalents	429,824	506,524	418,507	419,676	472,317
Accounts receivable, net	25,513	59,631	38,463	81,688	58,307
Investment tax credits receivable	128,718	171,204	131,220	168,963	281,644
Other tax credits	30,525	35,351	82,997	117,658	84,652
Prepaid expenses	29,190	27,911	25,595	12,819	24,959
	643,770	800,621	696,782	800,804	921,879

Investments	670,822	709,047	117,109	114,200	116,414
Right of use assets	1,932	—	—	—	—
Equipment, net	17,225	20,799	24,334	23,758	26,317
	1,333,749	1,530,467	838,225	938,762	1,064,610

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	13,601	36,802	9,057	20,451	9,161
Accrued liabilities	26,308	21,487	19,041	19,125	41,518
Current lease liability	2,084	—	—	—	—
Contract liabilities	57,862	89,844	60,224	92,770	110,969
	99,855	148,133	88,322	132,346	161,648

Shareholders' equity:
Common shares, no par value	19,491,842	19,491,842	19,491,842	19,491,757	19,484,482
Additional paid-in capital	2,966,068	2,963,912	2,962,105	2,961,848	2,960,789
Accumulated deficit	(20,631,105)	(20,622,106)	(21,325,620)	(21,282,718)	(21,213,270)
Accumulated other comprehensive loss	(592,911)	(451,314)	(378,425)	(372,644)	(340,074)
	1,233,894	1,382,334	749,902	798,243	891,927
	1,333,749	1,530,467	838,225	938,762	1,064,610

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

We believe that our future success depends on our ability to significantly increase revenue from our operations. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by technology and innovation companies. These risks include our ability to:

•	Offer competitive pricing for our services;
•	Maintain our current relationships and develop new strategic relationships;
•	Develop new and innovative biotechnology products; and
•	Attract and retain qualified employees.

OUR FINANCIAL AND OPERATING PERFORMANCE MAY BE ADVERSELY AFFECTED BY EPIDEMICS, NATURAL DISASTERS AND OTHER CATASTROPHES.

Our financial and operating performance may be adversely affected by epidemics such as the on-going COVID-19 pandemic, natural disasters and other catastrophes. Our business could be materially and adversely affected in the event that the slowdown or suspension carries for a long period of time. The restrictive measures against the ongoing COVID-19 outbreak adversely affected and slowed down the national economic development. Any prolonged restrictive measures in order to control the contagious disease or other adverse public health developments in our targeted markets may have a material and adverse effect on our business operations.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

THE COVID-19 PANDEMIC HAS ADVERSELY IMPACTED, AND POSES RISKS TO, OUR BUSINESS, THE NATURE AND EXTENT OF WHICH ARE HIGHLY UNCERTAIN AND UNPREDICTABLE.

In recent months, the continued, global spread of COVID-19 has led to disruption and volatility in the global capital markets, which has increased the cost of, and adversely impacted access to, capital (including the commercial paper markets) and increased economic uncertainty. It is likely that the pandemic will cause an economic slowdown of potentially extended duration, and it is possible that it could cause a global recession.

COVID-19 is adversely affecting, and is expected to continue to adversely affect, certain elements of our business, including as a result of impacts associated with preventive and precautionary measures that we, other businesses, our communities and governments are taking. Due to these impacts and measures, we have experienced and expect to continue to experience delays in our internal product development and unpredictable reductions in demand for certain of our products and services. Our employees have been required to work from home or not go into their offices. Such restrictions are slowly being lifted. If the pandemic continues and conditions worsen, we expect to experience additional adverse impacts on our operational and commercial activities and customer orders, which adverse impacts may be material, and it remains uncertain what impact these adverse impacts would have on future sales and customer orders even if conditions begin to improve.

Negative economic conditions may also cause customers in general to reduce their IT spending. Customers may delay or cancel projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. Additionally, customers may be more likely to make late payments in worsening economic conditions, which could require us to increase our collection efforts and require us to incur additional associated costs to collect expected revenues. To the extent purchases of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

In addition to existing travel restrictions, jurisdictions may continue to close borders, impose prolonged quarantines and further restrict travel and business activity, which could significantly impact our ability to support our operations and customers. Further, such travel restrictions and slowed-down business activities may affect the operation of our customers and result in decreases in sales of our products and services, which could adversely affect our financial results. Due to the speed with which the COVID-19 situation is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results could be material.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDS, WHEN REQUIRED, IN A TIMELY MANNER OR ON ACCEPTABLE TERMS, WE MAY HAVE TO CURTAIL OR SUSPEND CERTAIN ASPECTS OF OUR BUSINESS OPERATIONS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS RELATIONSHIPS, FINANCIAL RESULTS, FINANCIAL CONDITION AND PROSPECTS.

We anticipate that our cash and cash equivalents balance at March 31, 2020 of $429,824 along with cash generated from operations will be sufficient to meet our present operating and capital expenditures through fiscal year 2021. Management will continue its efforts to increase revenue, its cost reduction activities and strive to eliminate liabilities and reduce our current operational costs. However, there is no guarantee that unanticipated circumstances will not require additional liquidity.

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

WE MAY EXPERIENCE DIFFICULTIES ACCURATELY FORECASTING OUR OPERATING RESULTS, THEREBY MAKING OUR BUSINESS OPERATIONS MORE DIFFICULT TO SUSTAIN.

Due to the intense competition in the mobile and database industries, and the uncertainty of future results of the research being performed in our NuvoBio subsiduary, we may not be able to accurately forecast our future operating results. If our gross margins from our operations fall materially short of estimated expenses, our business operations will become more difficult to sustain since we will then have to reduce our spending and/or raise additional capital over and above any current capital raising plans. It may not be possible for us to accomplish either task in a timely manner, or at all, in which event we would have to curtail or suspend certain or all of our business operations. Any action to such effect is likely to have a material adverse effect on our business relationships, financial results, financial condition and prospects.

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

OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING ARE NOT EFFECTIVE.

We did not have effective internal control procedures in place at March 31, 2020, when we evaluated our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. This could affect the reliability of our consolidated financial statements. We are attempting to remedy our weaknesses but as a small company we have limited resources to employ for this purpose. See Item 15 of this Form 20-F for additional information on our attempts to rectify our weaknesses. The reduction of the risk will require additional expenses and use of management's time.

OUR STRATEGIC DIRECTION IS EVOLVING, WHICH COULD NEGATIVELY AFFECT OUR FUTURE RESULTS.

Since inception, our business model has evolved and is likely to continue to evolve as we refine our offerings and market focus. Prior to 2004, we focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”, in 2004 through to fiscal year 2007 we focused on our SMS aggregation services. From fiscal years 2008 to 2012, we focused on offering mobile content, applications development and the development of new IDE software. In 2013 we discontinued mobile content sales due to very low sales volume and redirected resources related to mobile content to the continued development of our IDE software. We continue to evaluate opportunities and alternative strategies in a rapidly evolving market. We plan to leverage our intellectual capital, core technologies and other business assets to focus on new strategic directions and attempt to maximize shareholder value mainly through our NuvoBio subsiduary. Changes to our business may not prove successful in the short or long term and may negatively impact our financial results.

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

CONSOLIDATION IN THE INDUSTRIES IN WHICH WE OPERATE COULD LEAD TO INCREASED COMPETITION AND LOSS OF CUSTOMERS.

The mobile industry has experienced substantial consolidation. We expect this consolidation to continue. These acquisitions could adversely affect our business and results of operations in a number of ways, including the following:

•	Our distribution partners could acquire or be acquired by one of our competitors and terminate their relationships with us;
•	Our distribution partners could merge with each other, which could reduce our ability to negotiate favorable terms; and
•	Competitors could improve their competitive positions through strategic acquisitions.

ITEM 4.	INFORMATION ON THE COMPANY

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

We submit reports and other information to the SEC under the Securities Exchange Act of 1934. The reports and other information that we file and furnish to the SEC may be viewed at the SEC’s website (www.sec.gov), which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We also maintain a website (www.zim.biz) that contains information about our company. The contents of our website are not part of this Annual Report on Form 20-F.

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

In fiscal year 2020, ZIM continued to develop and sell enterprise database software to end users, as well as maintain its SMS messaging business.

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

The following tables show the breakdown of total revenues by category of activity and geographic market:

Revenue by category	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
	$	$	$

Software, software maintenance and consulting	278,808	577,411	394,757
Mobile	68,701	122,638	108,485
Total revenue	347,509	700,049	503,242

Revenue by geographic market	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
	$	$	$

United States	55,548	235,591	34,076
Brazil	191,043	170,056	218,435
Canada	14,878	41,464	141,511
Singapore	68,907	122,775	108,485
Austria	17,133	130,163	735
Total revenue	347,509	700,049	503,242

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

In fiscal years 2018, 2019 and 2020, we continued to support our existing customer base and users of the ZIM IDE software. In addition, we continued to allocate research and development resources to improve the performance and features of the ZIM IDE software. Subsequent to the end of fiscal 2020, the ZIM IDE software line of business was sold.

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

COMPETITION

ZIM operates primarily in two markets: mobile and database software, as a provider of mobile messaging delivery and enterprise software. Our competitors include mobile application providers, mobile application aggregators, and the mobile operators themselves, as they also offer mobile content directly to their end users. The database market is highly diversified and includes both small and large competitors.

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

CUSTOMERS

During fiscal year 2020, we had 1 revenue generating customer in our mobile segment related to the SMS market. In addition, we had in excess of 70 customers who utilized ZIM IDE to run their enterprise applications. One customer accounted for approximately 22% for the year ended March 31, 2018, one customer accounted for approximately 18% of revenue for the year ended March 31, 2019 and one customer accounted for approximately 20% of revenue for the year ended March 31, 2020.

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

RESEARCH AND DEVELOPMENT

Our research and development activities focus primarily in the areas of database migration technology and IDE software. However, in 2016, with the creation of NuvoBio Corporation, we entered into research in the area of genetic therapy solutions. Research and development expenditures, net of refundable tax credits, were $66,068 for fiscal year 2020, $72,120 for fiscal year 2019 and $49,031 for fiscal year 2017.

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

EXECUTIVE SUMMARY

Revenue for the fiscal year 2020 was $347,509, compared with revenue of $700,049 for fiscal year 2019. The decline is attributable to the decreases across all lines of business ranging from a 52% decrease in our software, software maintenance and consulting business to 44% in our mobile messaging business.

Revenue for the fiscal year 2019 was $700,049, compared with revenue of $503,242 for fiscal year 2018. The increase is attributable to the increases across all lines of business ranging from a 46% increase in our software, software maintenance and consulting business to 13% in our mobile messaging business.

Net loss for the fiscal year 2020 was $8,999 as compared to net income of $703,516 for the fiscal year 2019 and net loss of $42,902 for the fiscal year 2018. The increased income in fiscal year 2019 is due mainly to the adoption of ASU 2016-01 and the unrealized gain on equity securities of $604,013. 2020 has shown a return to historical loss levels.

Net income for the fiscal year 2019 was $703,516 as compared to net loss of $42,902 for the fiscal year 2018 and net loss of $69,448 for the fiscal year 2017. The increased income in fiscal year 2019 is due mainly to the adoption of ASU 2016-01 and the unrealized gain on equity securities of $604,013 and is also increased with the increased revenue from our operating segments.

A.	Operating results

The following is an overview of our operating results for the year ended March 31, 2020. A more detailed discussion of our operating results, comparing our operating results for the years ended March 31, 2020, 2019 and 2018, is included under the heading “Results of Operations for the Year Ended March 31, 2020 Compared to the Year Ended March 31, 2019 and 2018” of this “OPERATING AND FINANCIAL REVIEW AND PROSPECTS.” A discussion on the effects of currency fluctuations can be found in Item 11.

Revenue for the fiscal year 2020 was $347,509, compared with revenue of $700,049 for fiscal year 2019. The decline is attributable to the decreases across all lines of business ranging from a 52% decrease in our software, software maintenance and consulting business to 44% in our mobile messaging business.

Revenue for the fiscal year 2019 was $700,049, compared with revenue of $503,242 for fiscal year 2018. The increase is attributable to the increases across all lines of business ranging from a 46% increase in our software, software maintenance and consulting business to 13% in our mobile messaging business.

Total operating expenses for the year ended March 31, 2020 were $591,857, a decrease of approximately $22,645 compared to operating expenses of $614,502 for the year ended March 31, 2019 and a decrease of approximately $13,144 compared to operating expenses of $607,493 for the year ended March 31, 2018.

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

In June 2020, ZIM sold all of it’s assets related to the database and software business. This has allowed ZIm to adapt its main strategic focus to the genetic therapy solutions being researched through NuvoBio Corporation.

RECENT DEVELOPMENTS

The COVID-19 Pandemic

We are monitoring the global outbreak and spread of the novel strain of coronavirus (COVID-19) and taking steps in an effort to identify and mitigate the adverse impacts on, and risks to, our business (including but not limited to our employees, customers and other business partners, and) posed by its spread and the governmental and community reactions thereto. We continue to assess and update our business continuity plans in the context of this pandemic, including taking steps in an effort to help keep our workforces healthy and safe. The spread of COVID-19 has caused us to modify our business practices (including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences), and we expect to take further actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees, customers and other business partners. We are also working to understand the existing and possible future negative impacts to our infrastructure and take actions in an effort to mitigate such impacts. Due to the speed with which the COVID-19 situation is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results could be material. See “Risk Factors—Risks Related to our Business—The COVID-19 pandemic has adversely impacted, and poses risks to, our business, the nature and extent of which are highly uncertain and unpredictable.”

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

Enterprise Software

ZIM records revenues from the perpetual license of the Company's software products and the sale of related maintenance and consulting. The Company's standard license agreement provides a license to use the Company's products based on the number of licensed users. The Company may license its software in performance obligation arrangements if the customer purchases any combination of maintenance, consulting or training services in conjunction with the license.

The Company recognizes revenue pursuant to the requirements of the ASC 606. Revenue is recognized using the residual method when objective evidence of fair value exists for all of the undelivered performance obligations in the arrangement, but does not exist for one or more performance obligations. The Company allocates revenue to each undelivered performance obligation based on its respective fair value determined by the price charged when that performance obligation is sold separately. The Company defers revenue for the undelivered performance obligations and recognizes the residual amount of the arrangement fee, if any. The separate performance obligations of the arrangements are considered to be separate units of accounting.

The following steps are taken to recognize revenue:

1.	Identification on the contract(s) with the customer(s).
2.	Identify the performance obligations in the contract.
3.	Determine the transaction price.
4.	Allocate the transaction price to the performance obligations in the contract.
5.	Recognize revenue when (or as) the Company satisfies the performance obligations.

The Company records revenue as earned as evidenced by contracts or invoices for its services at prices established by contract, price list and/or fee schedule less applicable discounts and the objective evidence that each performance obligation has been achieved. If at the outset of an arrangement the Company determines that the probability of collection is less than 100% it determines the amount expected to be received and books revenue based on that amount. When probability of collection subsequently changes, a re-assessment of the amount receivable is performed at that time and the appropriate revenue is recognized.

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

RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2020 COMPARED TO THE YEAR ENDED MARCH 31, 2019 AND THE YEAR ENDED MARCH 31, 2018

REVENUES	Year ended March 31, 2020	As a %	Year ended March 31, 2019	As a %	Year ended March 31, 2018	As a %
	$		$		$
Bulk SMS	68,701	20%	122,638	18%	108,485	22%
	68,701	20%	122,638	18%	108,485	22%

Software	24,769	7%	117,533	17%	34,435	7%
Maintenance and consulting	254,039	73%	459,878	65%	360,322	71%
	278,808	80%	577,411	82%	394,757	78%

	347,509	100%	700,049	100%	503,242	100%

Revenue for the fiscal year 2020 was $347,509, compared with revenue of $700,049 for fiscal year 2019. The decline is attributable to the decreases across all lines of business ranging from a 52% decrease in our software, software maintenance and consulting business to 44% in our mobile messaging business.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

BULK SMS

Our bulk SMS messaging revenue increased from $104,485 in fiscal year 2018 to $122,638 in fiscal year 2019 and then had a sharp decrease to $68,701 in fiscal year 2020. We experienced a decrease in the volume of messages transacted through SMS routes in fiscal year 2020, as compared to the increases we experienced in fiscal year 2018 and fiscal year 2019. In general, bulk messaging customers choose the aggregator that is offering the lowest cost route and this results in fluctuating and unpredictable revenue from this segment. The revenues of fiscal 2020 may not be indicative of future performance.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Software sales increased from $34,435 in fiscal year 2018 to $117,533 in fiscal year 2019 then decreased to a more historical level in 2020 of $24,769 compared to fiscal year 2018. The increase in 2019 reflects increased activity in our Canadian operation after the decline we experienced in 2018.

In addition to the sale of the software, we are generating revenue from software maintenance and consulting. Maintenance and consulting revenues have also decreased substantially from $459,878 in fiscal year 2019 to $254,039 in fiscal year 2020. The decline in 2020 is also a decline compared to the $360,322 in 2018. The spike in revenue in 2019 was due to the maintenance contract renewals from returning customers in the Canadian operations.

EXPENSES

Operating expenses

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
	$	$	$

Cost of revenue	19,229	20,588	15,774
Selling, general and administrative	506,560	521,794	542,688
Research and development	66,068	72,120	49,031
	591,857	614,502	607,493

Total operating expenses decreased in fiscal year 2020 compared to fiscal year 2019 from $614,502 to $591,857. Overall expenses are in line with previous years and reflect continued cost containment measures.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the years ended March 31, 2020, March 31, 2019 and March 31, 2018 were $506,560, $521,794 and $542,688 respectively. Costs continued to decline over the three-year period with fluctuations attributable to changes in exchange rate, stock-based compensation and withholding taxes on the transfer of funds from Brazil to Canada.

INTEREST

For the year ended March 31, 2020, we incurred interest expense of $460 related to draws on the available overdraft protection facility with the Royal Bank of Canada.

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

On August 9, 2018, Connecting People for Health Co-operative Ltd. (CP4H) was acquired for an undisclosed amount. ZIM received and recognized its portion of the proceeds in fiscal year 2020, in the amount $220,233 as a gain on the sale of assets.

INCOME TAXES

Investment tax credits on research and development expenditures in Canada are netted against research and development costs. Income taxes recoverable are due to increased research and development tax credits related to database migration technologies.

The Scientific Research and Development Credits received from the Canadian federal government were assessed as filed in fiscal years 2019, 2018 and 2017.

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

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) – Restricted Cash. This will require entities to show the changes in the total cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. These changes became effective for ZIM on April 1, 2019. The adoption of this standard had no impact on the consolidated financial statements of the Company.

In August 2016 the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments. This standard provides guidance on presentation and classification of certain cash receipts and payments in the statement of cash flows. These changes became effective for ZIM on April 1, 2019. The adoption of this standard had no impact on the consolidated financial statements of the Company.

In February 2016, the FASB issued Accounting Standards Update 2016-02, “Leases (Topic 842)” (“ASU 2016-02”) and issued subsequent amendments to the initial guidance during 2018, collectively referred to as “ASC 842”. These updates supersede the lease guidance in ASC Topic 840, “Leases” (“ASC 840”) and require the recognition of lease assets and lease liabilities by lessees for most leases previously classified as operating leases under ASC Topic 840. Leases will continue to be classified as either operating or finance. ASC 842 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018, which is our fiscal year that began on April 1, 2019 (fiscal 2020). The Company adopted ASC 842 as of April 1, 2019 using the cumulative effect method and therefore the comparative information has not been restated and continues to be reported under ASC Topic 840.

The adoption of ASC 842 resulted in an increase to ROU assets of $1,932 and lease liabilities of $2,084 as of March 31, 2020. The adoption of ASC 842 did not have a material impact on either our consolidated statement of operations or our consolidated statement of cash flows.

On adoption of ASC 842, we have elected to apply the practical expedient to carry forward our current assessments of whether a contract contains a lease, lease classification, and amounts capitalized as initial direct costs. In addition, we have elected the hindsight practical expedient to determine lease term for existing leases.

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

As at March 31, 2020, we had cash and cash equivalents of $429,824 and working capital of $543,915 as compared to cash of $506,524 and working capital of $652,488 at March 31, 2019. As at March 31, 2018, we had cash and cash equivalents of $418,507 and working capital of $608,460.

Cash flows for the fiscal periods were as follows:

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
	$	$	$
Cash flows provided by (used in) operating activities	(200,046)	155,874	(18,147)
Cash flows provided by (used in) investing activities	214,940	(7,040)	33,841
Cash flows provided by financing activities	—	—	—

Operating activities consumed $200,046 of cash for the year ended March 31, 2020 as compared to providing cash of $155,874 for the year ended March 31, 2019 and consuming of $18,147 during the year ended March 31, 2018. The 2020 increase in cash produced is mainly a reflection of the increase in operating performance.

We generated cash in the amount of $214,940 in fiscal year 2020, used $7,040 in fiscal year 2019, and generated $33,841 in fiscal year 2018 in investing activities. In fiscal year 2020, cash was generated by the sales of our investment in CP4H for an amount of $220,233 and was slightly offset by the purchase of computers and software for $5,293. In fiscal year 2019, cash was used for leasehold improvements and the purchase of computer equipment and software. In fiscal year 2018, cash was used for the purchase of computer equipment and software and was offset by the sale of our interest in HostedBizz for a gain of $45,758.

At March 31, 2020, the Company had access to an overdraft protection facility from its principal banker for approximately $35,244 (refer to Note 8 “Line of Credit” to consolidated financial statements), in addition to a cash and cash equivalent balance of $429,824.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Credit terms for software, maintenance and consulting services have remained consistent from prior periods at 30 days.

As at March 31, 2020, 100% of all receivables were current. As at March 31, 2019, approximately 58% of all receivables were current. As at March 31, 2018, approximately 88% of all receivables were current.

Cash and cash equivalents of $429,824 are comprised of $58,595 in cash and $371,229 in cash equivalents. The cash equivalents of $371,229 at March 31, 2020 ($290,598 at March 31, 2019, $278,958 at March 31, 2018) are comprised of:

Held in Canada:

CIBC Wood Gundy at 1.00% - $149,897 ($212,660 CDN) – No Maturity

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $221,331 (R$1,149,174) - No Maturity. Of these deposits $23,112 (R$120,000) are secured by Government Deposit Insurance.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. Accordingly, there can be no assurance that ZIM will be able to meet its working capital needs for any future period. In addition, the Company has an accumulated deficit of $20,631,105 for the fiscal year ended March 31, 2020.

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

Research and development expenses, net of refundable tax credits, went from $49,031 for the year ended March 31, 2018 to $72,120 for the year ended March 31, 2019 and to $66,068 for the year ended March 31, 2020. The increase in cost for fiscal years 2020 and 2019 relates to increased staffing of this function to meet customer demand. Research and development expenses are related to the development of the ZIM database language and are net of refundable investment tax credits on research and development expenses in Canada.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our known contractual obligations as of March 31, 2020.

Contractual Obligations	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	Greater than 5 years
	$	$	$	$	$
Current Lease Liability	2,084	2,084	—	—	—
Accounts Payable	13,601	13,601
Total	15,685	15,685	—	—	—

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

The following sets forth information concerning our executive officers and directors, including their ages, present principal occupations, other business experience during the last five years, memberships on committees of the Board of Directors and directorships in other companies:

NAME	AGE	POSITION WITH ZIM
Dr. Michael Cowpland	77	President, Chief Executive Officer, and Director
John Chapman	56	Chief Financial Officer / Consultant
Steven Houck	50	Director
James Stechyson	55	Director
Donald Gibbs	74	Director

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

EMPLOYEES

As at March 31, 2020, we had 5 employees (6 as at March 31, 2019 and 5 as at March 31, 2018), with all 5 employees in technical areas including technical support and research and development. We consider our relations with our employees to be excellent, and none of our employees are covered by a collective bargaining agreement. ZIM also contracts services from 4 consultants on a part-time basis.

Of these employees, 4 are based in Ottawa, Canada.

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

The Audit Committee's functions include evaluating, and recommending to the Board the engagement of the independent registered public accounting firm, reviewing the results of their audit findings, and monitoring on a periodic basis our internal controls over financial reporting. The Audit Committee has a formally approved written charter. The Audit Committee consists of Donald Gibbs (Chairman) and Steven Houck. Mr. Gibbs is the Audit Committee’s “audit committee financial expert,” as defined in Item 16A of Form 20-F, and he is “independent” under the NASDAQ Listing Rules. Mr. Houck replaced James Stechyson as a member of the audit committee effective June 24, 2009. The Audit Committee held four meetings during the fiscal year ended March 31, 2020.

The Compensation Committee’s functions include evaluating compensation for directors, officers, employees of and consultants to the Company, and making recommendations to the Board regarding such compensation matters. The Compensation Committee has a formally approved written charter. The Compensation Committee currently consists of James Stechyson and Steven Houck. The Compensation Committee did not hold a meeting during the fiscal year ended March 31, 2020.

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

Overview of Compensation and Process

Elements of compensation for our executives include: salary and stock option grants and health, disability and life insurance. Our Compensation Committee consists of Messrs Stechyson and Houck. It generally meets as required to review any changes to the compensation plans for the next year. In fiscal 2020, there were no changes to the plan, no bonuses and no changes to the salary levels for executives, and as a result, there were no Compensation Committee meetings.

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

Summary Compensation Table

The table below provides detailed information on the compensation of the Chief Executive Officer and the Chief Financial Officer of ZIM for services rendered for the fiscal years ended March 31, 2020, 2019 and 2018. No executive officer or employee received compensation in excess of $100,000 for the fiscal year ended March 31, 2020.

Name and principal position	Year	Salary/ Consulting Payments ($)	Option Awards ($)(1)	Shares ($)	Total ($)
Michael Cowpland, President and Chief Executive Officer	2018 2019 2020	- - -	- - -	58 - -	58 - -
John Chapman, (Chapman CFO Resources Inc.) Chief Financial Officer	2018 2019 2020	12,178 12,821 17,778	- - -	- - -	12,178 12,821 17,778

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2018, March 31, 2019, and March 31, 2020, respectively, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s consolidated financial statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

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

The following table shows compensation of our non-employee directors for the fiscal year ended March 31, 2020.

Name	Option Awards ($)(1)	Common Shares ($)	Total ($)
Steven Houck	232	—	232
James Stechyson	—	—	—
Donald Gibbs	232	—	232

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2020, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 3 to the Company’s consolidated financial statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

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

Securities authorized for issuance under equity compensation plans at March 31, 2020 are as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans, excluding the securities reflected in the first column
Equity compensation plans approved by security holders	161,500	(1)	0.0784	1,177,150
Total	161,500		0.0784	1,177,150

(1)	Represents ZIM common shares issuable upon the exercise of options outstanding under ZIM's Employee Stock Option Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

A.	Major Shareholders

The following table sets forth, as of June 30, 2020, the number and percentage of our outstanding common shares which are beneficially owned, directly or indirectly, by:

•	Each person who is known to us as the beneficial owner of 5% or more of our outstanding common shares;
•	Each director and executive officer of ZIM Corporation; and
•	All directors and executive officers of ZIM Corporation as a group.

Beneficial ownership includes shares over which the indicated person has sole or shared voting or investment power and shares which he or she has the right to acquire within 60 days of June 30, 2019. Unless otherwise indicated, the persons listed are deemed to have sole voting and investment power over the shares beneficially owned.

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

Applicable percentage of ownership is based upon 8,136,348 common shares outstanding as of June 30, 2020, together with applicable options for such shareholder or group. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 30, 2020 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(1)	The beneficial ownership of Michael Cowpland consists of 3,639,126 common shares owned directly by Dr. Cowpland. In addition, Dr. Cowpland’s ownership includes 225,936 common shares owned by Dr. Cowpland's spouse and 439,690 common shares owned by a company controlled by Dr. Cowpland's spouse. Dr. Cowpland disclaims beneficial ownership of the shares held by his spouse and the company controlled by his spouse. In addition, Dr. Cowpland has a right to acquire 1,125 common shares, under stock options that are currently exercisable or are exercisable within 60 days of June 30, 2020.

(2)	The beneficial ownership of James Stechyson consists of 1,468,500 common shares. 22,500 shares are owned directly by Mr. Stechyson and 1,446,000 are owned by a company controlled by Mr. Stechyson. In addition, Mr. Stechyson has a right to acquire 1,500 common shares, under stock options that are currently exercisable or are exercisable within 60 days of June 30, 2020.

(3)	The beneficial ownership of Advanced Telecom Services Inc. consists of 500,000 common shares owned directly.

(4)	The beneficial ownership of John Chapman consists of 195,047 common shares. The shares assigned to Mr. Chapman are held by CHAPMAN CFO Resources Inc. in which Mr. Chapman is the controlling shareholder.

(5)	The beneficial ownership of Steven Houck consists of 50,000 common shares owned directly by Mr. Houck and 45,500 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 30, 2020.

(6)	The beneficial ownership of Donald Gibbs consists of 50,000 common shares owned directly by Mr. Gibbs and 40,500 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 26, 2020.

The Board of Directors has determined that all directors who served on the Board during fiscal year 2020, other than Dr. Michael Cowpland and Mr. James Stechyson, are or were “independent” under NASDAQ Listing Rules. The Board has further determined that the members of the Audit Committee also meet the additional independence requirements of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission.

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

Change in Ownership of Shareholders Owning More Than 5%:

On February 22, 2017, 342,501 shares were issued to Dr. Michael Cowpland, 6,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors.

On November 17, 2017, 31,793 shares were issued to Dr. Michael Cowpland, 156,500 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors.

On February 28, 2018, 500 shares were issued to Dr. Michael Cowpland on approval of the Board of Directors.

On November 22, 2018, 11,000 shares were issued to Dr. Michael Cowpland on approval of the Board of Directors.

On November 22, 2018, 5,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors.

VOTING RIGHTS

Major shareholders of the Company do not hold any special voting rights.

LOCATION OF STOCK HOLDINGS

At June 30, 2020, 6,466,297 (79%) of ZIM’s common shares are held outside of the United States. The number of shareholders of record is 656.

CONTROL

The Company is not owned or controlled directly or indirectly by another corporation, foreign government or by any other natural of legal person(s) severally or jointly.

B.         Related Party Transactions

A director of the Company is a director and principal owner of a company that provides computing and hosting services to ZIM. During the fiscal year ending March 31, 2020, the Company paid $52,660 for these services (March 31, 2019 - $59,829, March 31, 2018 - $21,984). At March 31, 2020, included in accounts payable is $5,683 connected to these services as compared to $7,366 at March 31, 2019. From April 1, 2020 to May 31, 2020, the Company paid $3,918 for these services.

An officer of the Company is the principal owner of a company that provides finance, accounting and bookkeeping services to ZIM. During the fiscal year ending March 31, 2020 the Company paid $17,778 for these services (March 31, 2019 - $12,821, March 31, 2018 - $12,178). At March 31, 2020, included in accounts payable is $1,919 connected to these services as compared to $2,854 at March 31, 2019. From April 1, 2020 to May 31, 2020, the Company paid $1,450 for these services.

On June 5, 2020, ZIM Corporation announced the sale of its database technology business as part of management’s plan to focus the business on its biomedical subsidiary NuvoBio. The database assets include all of the Software, Consulting and Maintenance segment and have been purchased by members of Zim Corporation’s staff and will operate under the name Zim Databases Canada Inc. The purchase price of $84,584 ($120,000 Canadian dollars) is to be paid in 5 equal payments over a 5-year period on the anniversary date of the agreement.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Refer to Item 18 for Consolidated Financial Statements

B.	Significant Changes

On June 5, 2020, ZIM Corporation announced the sale of its database technology business as part of management’s plan to focus the business on its biomedical subsidiary NuvoBio. The database assets include all of the Software, Consulting and Maintenance segment and have been purchased by members of Zim Corporation’s staff and will operate under the name Zim Databases Canada Inc. The purchase price of $84,584 ($120,000 Canadian dollars) is to be paid in 5 equal payments over a 5-year period on the anniversary date of the agreement.

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

Other Provisions of Articles and By-laws

There are no provisions in the Articles or By-laws:

•	Delaying or prohibiting a change in control of the Company that operate only with respect to a merger, acquisition or corporate restructuring;
•	Discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares;
•	Requiring disclosure of share ownership; or
•	Governing changes in capital, where such provisions are more stringent than those required by law.

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

Powers and Duties of Directors

The Board of Directors shall manage or supervise the management of our affairs and business and shall have authority to exercise all such powers as are not, by the Company Act, Articles or By-laws, required to be exercised by the shareholders in a general meeting or prohibited by law.

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

The Company believes that it was classified as a PFIC during the tax year ended March 31, 2020 and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

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

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings, accounts receivable and investments. A hypothetical 10% change in the value of one Brazilian real expressed in U.S. dollars during the year ended March 31, 2020 would have caused an approximate $7,589 change in the Company’s net loss for the fiscal year 2020. The Company is exposed to exchange risk due to the timing of the movement of funds between subsidiaries and the parent company related to the transfer pricing agreement and the pricing of contracts in non-functional currencies. Financial instruments denominated in foreign currencies that lead to foreign exchange risk when funds are moved include:

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2020	March 31, 2019

Canadian dollars	266,005	131,463
U.S. dollars	6,638	153,406
Brazilian reals	1,223,708	1,013,757

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2020	March 31, 2019

Canadian dollars	17,349	44,287
U.S. dollars	—	4,548
Brazilian reals	68,975	85,476

Accounts payable include the following amounts payable in their source currency:

	March 31, 2020	March 31, 2019

Canadian dollars	19,085	44,537
U.S. dollars	—	3,275
Brazilian reals	772	772

Accrued liabilities include the following accruals in their source currency:

	March 31, 2020	March 31, 2019

Canadian dollars	32,012	22,397
Brazilian reals	19,439	18,412

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

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2020	March 31, 2019

Canada	48%	55%
North America, excluding Canada	—%	8%
South America	52%	37%
	100%	100%

FAIR VALUE

The carrying values of accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

ZIM measures the value of its equity investments in privately-held companies, which do not have readily determinable fair values, using the alternative measurement basis permitted under Accounting Standards Update ("ASU") 2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. Under this alternative measurement basis, equity investments in privately-held companies without readily determinable fair values are measured at cost, less any impairments, plus or minus any adjustments resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. In the absence of observable price changes, the alternative measurement basis of cost less any impairments is used as a valuation methodology.

KEY PERSONNEL RISK

We are a small company with 5 employees as of March 31, 2020, and we depend to a great extent on principal members of our management staff.  If we lose the services of any key personnel, in particular Dr. Michael Cowpland, our President and Chief Executive Officer, and Mr. James Stechyson, our Chairman, the loss could significantly impede the achievement of our research and development objectives and delay our product development programs and commercialization of our product candidates.  We do not currently have any key man life insurance policies.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2020.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below related to our financial reporting processes and information technology security protocols.

Management’s Annual Report on Internal Control over Financial Reporting

ZIM’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, as previously stated in this annual report, our management concluded that our internal control over financial reporting was not effective as of March 31, 2020, due to the existence of certain significant deficiencies which constituted a material weakness, as described in greater detail below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our consolidated financial statements will not be prevented or detected on a timely basis.

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

During the most recent two fiscal year ends, we were billed for audit, audit-related, tax and other services provided by Independent Registered Public Accounting Firm, MNP LLP, as follows:

	Year ended March 31, 2020	Year ended March 31, 2019
Audit fees	56,189	50,445
Tax fees	4,303	8,232
Total	60,492	58,677

Audit Fees. Audit fees were for professional services rendered for the audits of ZIM’s consolidated financial statements and services that generally only the independent auditor can reasonably provide, such as comfort letters, consents and assistance and review of documents filed with the Securities and Exchange Commission.

Tax Fees. Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation of the Canadian and subsidiaries’ income tax returns in the respective jurisdictions, assistance with questions regarding tax audits from the various taxation authorities in Canada and tax planning relating to common forms of domestic and international taxation (i.e., income tax, capital tax and excise tax).

All audit and tax fees are estimated by the Independent Registered Public Accounting Firm and approved by the audit committee before they are performed. There were no significant differences between the approved estimates and final fees for fiscal years 2019 and 2020.

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

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of ZIM Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ZIM Corporation (the Company) as of March 31, 2020 and 2019, and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2020 and 2019, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has an accumulated deficit as at March 31, 2020 of $20,631,105 and has a history of operating losses which raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ MNP LLP

---------------------------------------------

MNP LLP

Chartered Professional Accountants, Licensed Public Accountants

Ottawa, Canada

July 28, 2020

ZIM Corporation and Subsidiaries Consolidated Balance Sheets
(Expressed in U.S. dollars)

	March 31, 2020	March 31, 2019
ASSETS	$	$
Current assets
Cash and cash equivalents	429,824	506,524
Accounts receivable, net of allowance for doubtful accounts of $6,666 and $8,560 as of March 31, 2020 and 2019	25,513	59,631
Investment tax credits receivable	128,718	171,204
Other tax credits	30,525	35,351
Prepaid expenses	29,190	27,911
	643,770	800,621

Investments	670,822	709,047
Right of use assets	1,932	—
Equipment, net	17,225	20,799
	1,333,749	1,530,467
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	13,601	36,802
Accrued liabilities	26,308	21,487
Current Lease liability	2,084	—
Contract liabilities	57,862	89,844
	99,855	148,133

Shareholders' equity:
Preferred shares, no par value, non-cumulative
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; NIL issued and outstanding shares at March 31, 2020 and 2019.	—	—
Common shares, no par value,
Unlimited authorized shares; 8,136,348 shares issued and outstanding as at March 31, 2020 and 8,136,348 shares as at March 31, 2019.	19,491,842	19,491,842
Additional paid-in capital	2,966,068	2,963,912
Accumulated deficit	(20,631,105)	(20,622,106)
Accumulated other comprehensive loss	(592,912)	(451,314)
	1,233,894	1,382,334
	1,333,749	1,530,467

Refer to Going Concern Note 2 The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation and Subsidiaries

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in U.S. Dollars)

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
	$	$	$
Revenues
Mobile	68,701	122,638	108,485
Software	24,769	117,533	34,435
Software maintenance and consulting	254,039	459,878	360,322
Total revenue	347,509	700,049	503,242
Operating expenses
Cost of revenue	19,229	20,588	15,774
Selling, general and administrative	506,560	521,794	542,688
Research and development (net)	66,068	72,120	49,031
Total operating expenses	591,857	614,502	607,493
Income (loss) from operations	(244,348)	85,547	(104,251)
Other income:
Gain on disposal of investment	220,233	—	45,758
Gain on revaluation of investment	2,956	604,013	—
Interest income, net	12,160	13,956	15,591
Total other income	235,349	617,969	61,349
Income (loss) before income taxes	(8,999)	703,516	(42,902)
Income tax expense	—	—	—
Net income (loss)	(8,999)	703,516	(42,902)
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustment	(141,598)	(72,890)	(5,781)
Comprehensive income (loss)	(150,597)	630,626	(48,683)
Basic and diluted income (loss) per share	(0.001)	0.086	(0.005)
Weighted average number of shares outstanding – basic and diluted	8,136,348	8,136,348	8,126,222

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity
(Expressed in U.S. dollars)

	Number of common shares issued *	Common shares	Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders’ equity
		$	$	$	$	$
Balance as at March 31, 2017	8,120,348	19,491,757	2,961,848	(21,282,718)	(372,644)	798,243
Shares issued in lieu of compensation	16,000	85				85
Stock based compensation			257			257
Net loss				(42,902)		(42,902)
Foreign currency translation adjustment					(5,781)	(5,781)
Balance as at March 31, 2018	8,136,348	19,491,842	2,962,105	(21,325,620)	(378,425)	749,902

	Number of common shares issued *	Common shares	Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders’ equity
		$	$	$	$	$
Balance as at March 31, 2018	8,136,348	19,491,842	2,962,105	(21,325,620)	(378,425)	749,902
Stock based compensation			1,807			1,807
Net income				703,516		703,516
Foreign currency translation adjustment					(72,890)	(72,890)
Balance as at March 31, 2019	8,136,348	19,491,842	2,963,912	(20,622,106)	(451,314)	1,382,334

ZIM Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity (Continued)
(Expressed in U.S. dollars)

	Number of common shares issued *	Common shares	Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
		$	$	$	$	$
Balance as at March 31, 2019	8,136,348	19,491,842	2,963,912	(20,622,106)	(451,315)	1,382,334
Stock based compensation			2,156			2,156
Net loss				(8,999)		(8,999)
Foreign currency translation adjustment					(141,598)	(141,598)
Balance as at March 31, 2020	8,136,348	19,491,842	2,966,068	(20,631,105)	(592,912)	1,233,894

The accompanying notes are an integral part of the consolidated financial statements.

ZIM Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)

Year ended March 31, 2020		Year ended March 31, 2019	Year ended March 31, 2018
$		$	$
OPERATING ACTIVITIES
Net income (loss)	(8,999)	703,516	(42,902)
Items not involving cash:
Depreciation of equipment	8,867	10,575	11,341
Gain on disposal of investment	(220,233)	—	(45,758)
Gain on revaluation of investment	(2,956)	(604,013)	—
Stock-based compensation	2,156	1,807	342
Changes in operating working capital:
Decrease (increase) in accounts receivable	28,825	(21,168)	43,225
Decrease (increase) in investment tax credits	34,704	(39,984)	37,743
Decrease (increase) in other tax credits	(5,047)	47,646	34,661
Decrease (increase) in prepaid expenses	(3,113)	(2,316)	(12,776)
Increase (decrease) in accounts payable	(22,422)	27,745	(11,394)
Decrease in accrued liabilities	7,477	2,446	(84)
Decrease in deferred revenue	(19,307)	29,620	(32,546)
Cash flows provided by (used in) operating activities	(200,046)	155,874	(18,147)

INVESTING ACTIVITIES
Purchase of equipment	(5,293)	(7,040)	(11,917)
Proceeds from disposal of investment	220,233	—	45,758
Cash flows provided by (used in) investing activities	214,940	(7,040)	33,841

Increase (decrease) in cash and cash equivalents	14,893	148,834	(1,169)

Cash and cash equivalents, beginning of year	506,524	418,507	419,676
Effect of changes in exchange rates on cash and cash equivalents	(91,593)	(60,817)	(16,863)
Cash and cash equivalents, end of year	429,824	506,524	418,507

The accompanying notes are an integral part of the consolidated financial statements.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2020

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

In fiscal 2020, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging business. At March 31, 2013 ZIM discontinued the sale of mobile content.

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

 These consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States ("US GAAP").The going concern basis of preparation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company had an operating loss and negative cash flows from operations during the year ended March 31, 2020, the Company has incurred an accumulated deficit of $20,631,105 to date as a result of its history of operating losses and negative cash flows from operations in prior years. This raises substantial doubt about the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue sufficient to fund its cash flow needs. There is no certainty that this and other strategies will be sufficient to permit the Company to continue as a going concern.

Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments could be necessary to the carrying values of the assets and liabilities, the reported revenue and expenses and the classifications used in the consolidated balance sheets. Such adjustments could be material.

THE COVID-19 PANDEMIC HAS ADVERSELY IMPACTED, AND POSES RISKS TO, OUR BUSINESS, THE NATURE AND EXTENT OF WHICH ARE HIGHLY UNCERTAIN AND UNPREDICTABLE.

In recent months, the continued, global spread of COVID-19 has led to disruption and volatility in the global capital markets, which has increased the cost of, and adversely impacted access to, capital (including the commercial paper markets) and increased economic uncertainty. It is likely that the pandemic will cause an economic slowdown of potentially extended duration, and it is possible that it could cause a global recession.

COVID-19 is adversely affecting, and is expected to continue to adversely affect, certain elements of our business, including as a result of impacts associated with preventive and precautionary measures that we, other businesses, our communities and governments are taking. Due to these impacts and measures, we have experienced and expect to continue to experience delays in our internal product development and unpredictable reductions in demand for certain of our products and services. Our employees have been required to work from home or not go into their offices. Such restrictions are slowly being lifted. If the pandemic continues and conditions worsen, we expect to experience additional adverse impacts on our operational and commercial activities and customer orders, which adverse impacts may be material, and it remains uncertain what impact these adverse impacts would have on future sales and customer orders even if conditions begin to improve.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

(EXPRESSED IN US DOLLARS)

Negative economic conditions may also cause customers in general to reduce their IT spending. Customers may delay or cancel projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. Additionally, customers may be more likely to make late payments in worsening economic conditions, which could require us to increase our collection efforts and require us to incur additional associated costs to collect expected revenues. To the extent purchases of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

In addition to existing travel restrictions, jurisdictions may continue to close borders, impose prolonged quarantines and further restrict travel and business activity, which could significantly impact our ability to support our operations and customers. Further, such travel restrictions and slowed-down business activities may affect the operation of our customers and result in decreases in sales of our products and services, which could adversely affect our financial results. Due to the speed with which the COVID-19 situation is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results could be material.

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2020

(EXPRESSED IN US DOLLARS)

USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the period. Estimates have been made by management in several areas, including, but not limited to, the realizability of accounts receivable, the valuation allowance associated with deferred income tax assets, investment tax credits, the calculations supporting the revaluation of investments, expected useful life of equipment and the fair value calculation with respect to the stock options. Actual results may differ from those estimates.

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2020

(EXPRESSED IN US DOLLARS)

The following steps are taken to recognize revenue:

1.	Identification of the contract(s) with the customer(s).
2.	Identify the performance obligations in the contract.
3.	Determine the transaction price.
4.	Allocate the transaction price to the performance obligations in the contract.
5.	Recognize revenue when (or as) the Company satisfies the performance obligations.

The Company records revenue as earned as evidenced by contracts or invoices for its services at prices established by contract, price list and/or fee schedule less applicable discounts and the objective evidence that each performance obligation has been achieved. If at the outset of an arrangement the Company determines that the probability of collection is less than 100% it determines the amount expected to be received and books revenue based on that amount. When probability of collection subsequently changes, a re-assessment of the amount receivable is performed at that time and the appropriate revenue is recognized.

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2020

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

The Company qualifies for scientific research and experimental development refundable investment tax credits. These credits are recorded as a reduction of research and development expense when it is more likely than not that the credits will be realized. Other non-refundable investment tax credits not utilized in the current year will be used to offset income taxes otherwise payable in future years and will be accounted for as a reduction in income tax expense.

TRANSLATION OF FOREIGN CURRENCIES

The Company's reporting currency is the U.S. dollar and the functional currency is the Canadian dollar for ZIM Corporation and NuvoBio, U.S. Dollar for AIS and Brazilian Reals for ZIM do Brazil.

Transactions denominated in currencies other than the functional currency of the Company or its subsidiaries are initially measured using the exchange rate in effect on the date of the transaction. At each balance sheet date, monetary assets and liabilities are remeasured into the functional currency using the exchange rate in effect on that date. Any foreign exchange gains or losses resulting from this remeasurement are recognized in the statement of income (loss) and comprehensive income (loss) of the respective entity for that period. For the years ended March 31, 2020, 2019, and 2018, the Company recognized a foreign exchange gain (loss) of $1,075, 7,221, and ($2,504), respectively, in the accompanying consolidated statements of income (loss) and comprehensive income (loss) included in the selling, general and administrative expenses.

The translation of the Company's financial statements and those of its subsidiaries from their respective functional currencies to the Company’s reporting currency is performed as follows: all assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Equity transactions and cash flows related to investing and financing activities are translated at the exchange rate in effect at the date of the transaction. Revenues, expenses and cash flows related to operating activities are translated at the weighted average exchange rates for the period. The resulting translation adjustments are included in accumulated other comprehensive income (loss) in shareholders' equity. The translation adjustments did not result in a tax impact.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2020

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2020

(EXPRESSED IN US DOLLARS)

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018

Risk-free interest rates	1.49%	2.52%	1.93%
Expected volatility	284%	120%	433%
Dividend yield	—	—	—
Expected life of options (years)	3.0	3.0	3.0

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

IMPAIRMENT OF EQUIPMENT

Equipment is tested for impairment whenever events or changes in circumstances indicate that the Company may not be able to recover the net book value of its productive assets, If the carrying value of these assets is not recoverable, the assets are deemed impaired and are to be written down to their estimated fair value through a charge to earnings. The guidance states that fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information. The Company reviewed its property and equipment assets for impairment to determine if there were events or changes in circumstances that would indicate that the carrying amount of the assets may not be recoverable through future cash flows. It was determined that no impairment was evident.

INVESTMENTS

ZIM measures the value of its equity investments in privately-held companies, which do not have readily determinable fair values, using the alternative measurement basis permitted under Accounting Standards Update (“ASU”) 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. Under this alternative measurement basis, equity investments in privately-held companies without readily determinable fair values are measured at cost, less any impairments, plus or minus any adjustments resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. In the absence of observable price changes, the alternative measurement basis of cost less any impairments is used as a valuation methodology.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2020

(EXPRESSED IN US DOLLARS)

ACCOUNTING PRONOUNCEMENTS ADOPTED

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

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) – Restricted Cash. This will require entities to show the changes in the total cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. These changes became effective for ZIM on April 1, 2019. The adoption of this standard had no impact on the consolidated financial statements of the Company.

In August 2016 the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments. This standard provides guidance on presentation and classification of certain cash receipts and payments in the statement of cash flows. These changes became effective for ZIM on April 1, 2019. The adoption of this standard had no impact on the consolidated financial statements of the Company.

In February 2016, the FASB issued Accounting Standards Update 2016-02, “Leases (Topic 842)” (“ASU 2016-02”) and issued subsequent amendments to the initial guidance during 2018, collectively referred to as “ASC 842”. These updates supersede the lease guidance in ASC Topic 840, “Leases” (“ASC 840”) and require the recognition of lease assets and lease liabilities by lessees for most leases previously classified as operating leases under ASC Topic 840. Leases will continue to be classified as either operating or finance. ASC 842 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018, which is our fiscal year that began on April 1, 2019 (fiscal 2020). The Company adopted ASC 842 as of April 1, 2019 using the cumulative effect method and therefore the comparative information has not been restated and continues to be reported under ASC Topic 840.

The adoption of ASC 842 resulted in an increase to ROU assets of $1,932 and lease liabilities of $2,084 as of March 31, 2020. The adoption of ASC 842 did not have a material impact on either our consolidated statement of income (loss) and comprehensive income (loss).

On adoption of ASC 842, we have elected to apply the practical expedient to carry forward our current assessments of whether a contract contains a lease, lease classification, and amounts capitalized as initial direct costs. In addition, we have elected the hindsight practical expedient to determine lease term for existing leases.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2020

(EXPRESSED IN US DOLLARS)

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

5 - ACCOUNTS RECEIVABLE

	March 31, 2020	March 31, 2019
	$	$
Trade accounts receivable	31,215	65,829
Allowance for doubtful accounts	(6,666)	(8,560)
Other	964	2,362
	25,513	59,631

6 – INVESTMENTS

All investments are in private companies located within Canada.

Investments and long-term deposits	Investment Date	Value at Investment Date	2020	2019	Available For Sale
CP4H	June 29, 2012	187,367	-	-	No
HostedBizz	Dec. 31, 2013	1,005	-	-	No
Equispheres Inc.	August 26,2016	112,752	660,816	701,564	No
Spiderwort	August 24, 2019	7,725	10,006	7,483	No
Total		308,849	670,822	709,047

On April 30, 2017, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 250,000 common shares at a price of $20,042.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2020

(EXPRESSED IN US DOLLARS)

On August 26, 2017, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 500,000 common shares at a price of $91,948. Equispheres Inc. is an advanced materials company developing new technologies for the production of metallic particles for use in additive manufacturing.

On August 9, 2018, Connecting People for Health Co-operative Ltd. (CP4H) was acquired for an undisclosed amount. ZIM recognized its portion of the proceeds, in the amount $220,233 as a gain on the sale of assets.

On February 9, 2018 ZIM sold 100,000 shares of HostedBizz to HostedBizz, for cancellation, for gross proceeds of $45,758 United States dollars ($60,000 Canadian dollars).

On August 24, 2019, NuvoBio Corporation made an investment in Spiderwort Inc. The investment consisted of the purchase of a $7,725 U.S. dollar ($10,000 Canadian dollar) convertible promissory note and is accounted for at amortized cost. The note accrues simple interest of 5% per annum.

On October 15, 2019, Spiderwort Inc. completed a qualifying equity financing in an amount greater that $3,000,000 Canadian dollars. NuvoBio automatically converted securities in Spiderwort to Class B voting common shares. The convertible promissory note converted into shares of Spiderwort at a value of $10,006 US dollars. This represents an unrealized gain on this equity investment of $2,956.

7 - EQUIPMENT

March 31, 2020	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	785,145	778,440	6,705
Software	79,523	74,099	5,424
Office furniture and equipment	167,665	166,082	1,583
Voice communications equipment	4,297	4,128	169
Leasehold improvements	117,004	113,660	3,344
	1,153,634	1,136,409	17,225

March 31, 2019	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	834,420	825,004	9,416
Software	80,585	77,668	2,917
Office furniture and equipment	178,682	176,362	2,320
Voice communications equipment	4,610	4,385	225
Leasehold improvements	124,787	118,866	5,921
	1,223,084	1,202,285	20,799

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2020

(EXPRESSED IN US DOLLARS)

Depreciation expense for the year ended March 31, 2020 was $8,867 ($10,575 and $11,341 for the years ended March 31, 2019 and 2018 respectively). These expenses are included in the cost of revenue account, the selling, general, and administrative expenses and the research and development account.

8 – LINE OF CREDIT

During fiscal 2020, a working capital line of credit, in the form of overdraft protection, was available at approximately $35,244 (equivalent to $50,000 Canadian, the Company’s functional currency) from the Company’s major financial institution. This credit facility is secured by the Company’s assets. Amounts can be drawn in Canadian funds on this credit facility and bear interest at the prime rate, as published by the Royal Bank of Canada, plus 2.15% (4.55% at March 31, 2020). Amounts can also be drawn in United States of America funds on this credit facility and bear interest at the US Base Rate plus 2.15% (5.40% at March 31, 2020).

In order to maintain the working capital line of credit the Company must maintain a Tangible Net Worth of greater than $150,000 Canadian dollars (equivalent to $105,731 US dollars) and a ratio of current assets to current liabilities greater than 1.10:1. The Company was in compliance with these covenants as at March 31, 2020.

As at March 31, 2020, nothing was drawn down on this line of credit. The line of credit does not have defined expiration or renewal dates.

9 – ACCRUED LIABILITIES

	March 31, 2020	March 31, 2019
	$	$

Employee related accruals	23,036	19,990
Trade	3,272	1,497
	26,308	21,487

10 – COMMON SHARE ISSUE

The Company did not issue any common shares, except for those issued as compensation as described in notes 11 and 12, during the years ended March 31, 2020, March 31, 2019 or March 31, 2018 pursuant to the exercise of stock options by employees and the granting of stock for executive officers.

On November 12, 2009, the Board of Directors approved a share repurchase plan. Shares may be repurchased by the Company to a maximum of $200 per day and $12,000 per quarter. The repurchase program has no expiration date. As of March 31, 2020, no shares have been repurchased as part of this program.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2020

(EXPRESSED IN US DOLLARS)

11 – RELATED PARTY TRANSACTIONS

No remuneration has been recorded in these consolidated financial statements for the services of the Chief Executive Officer (CEO) for the fiscal years 2020, 2019 and 2018 except for the 11,000 post-consolidation shares of common stock, valued at $58, issued through the fiscal year 2018. The CEO is also a director and the controlling shareholder.

A director of the Company is a director and principal owner of a company that provides computing and hosting services to ZIM. During the fiscal year ending March 31, 2020, the Company paid $52,660 for these services (March 31, 2019 - $59,829, March 31, 2018 - $21,984). At March 31, 2020, included in accounts payable is $5,683 connected to these services as compared to $7,366 at March 31, 2019. From April 1, 2020 to May 31, 2020, the Company paid $3,918 for these services.

An officer of the Company is the principal owner of a company that provides finance, accounting and bookkeeping services to ZIM. During the fiscal year ending March 31, 2020 the Company paid $17,778 for these services (March 31, 2019 - $12,821, March 31, 2018 - $12,178). At March 31, 2020, included in accounts payable is $1,919 connected to these services as compared to $2,854 at March 31, 2019. From April 1, 2020 to May 31, 2020, the Company paid $1,450 for these services.

On June 5, 2020, ZIM Corporation announced the sale of its database technology business as part of management’s plan to focus the business on its biomedical subsidiary NuvoBio. The database assets include all of the Software, Consulting and Maintenance segment and have been purchased by members of Zim Corporation’s staff and will operate under the name Zim Databases Canada Inc. The purchase price of $84,584 ($120,000 Canadian dollars) is to be paid in 5 equal payments over a 5-year period on the anniversary date of the agreement.

12 - STOCK BASED COMPENSATION

During the years ended March 31, 2020 and March 31, 2019 and March 31, 2018 the Company issued common shares options to employees and non-employees, and as a result, additional paid in capital has been increased by $2,156, $1,807 and $342 respectively.

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

The increase in additional paid in capital is the value associated with the granting and the vesting of options, which is recorded as compensation expense in the statement of income (loss) and comprehensive income (loss) as a part of selling, general and administrative expense.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2020

(EXPRESSED IN US DOLLARS)

Under ZIM’s Employee Stock Option Plan, the Company may grant options to its officers, directors and employees for up to 1,360,000 common shares. As at March 31, 2020, options to purchase 161,500 (March 31, 2019, 170,250) were outstanding under the Employee Stock Option Plan. Stock options are granted with an exercise price equal to the common share’s fair market value at the date of grant. Options are granted periodically, and both the maximum term of an option and the vesting period are set at the Board's discretion. All options granted in fiscal year 2020 vested on the day of grant and have a three-year term. The expected life of the grants due to forfeitures and exercise of options is estimated based on recent history and is 3 years.

The Company recognized the following expense relating to stock options and grants:

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
	$	$	$
Options compensation expense for employees	1,506	268	591
Options compensation expense for consultants	650	1,539	468
Stock grant compensation expense for consultants	—	—	869
Stock grant compensation expense for executive officers	—	—	6,406
Total expense	2,156	1,807	8,334

All options granted vested on the day of grant resulting in the Company not having any non-vested awards as of March 31, 2020 or March 31, 2019.

A summary of the status of the stock options is as follows:

	March 31, 2020 Number of options outstanding	March 31, 2019 Number of options outstanding	March 31, 2018 Number of options outstanding

Options outstanding, beginning of year	170,250	204,150	225,500
Granted	33,750	79,250	48,500
Expired	(42,500)	(113,150)	(69,850)
Options outstanding, end of year	161,500	170,250	204,150

All share options outstanding at March 31, 2020 are exercisable.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2020

(EXPRESSED IN US DOLLARS)

The following table represents a summary of the options outstanding as at March 31, 2020:

	Options outstanding and exercisable
Range of exercise prices	Number outstanding at March 31, 2020	Weighted average remaining contractual life
$		Years
0.000-0.015	79,750	0.96
0.015-0.040	32,500	2.15
0.040-0.080	38,000	1.89
0.160-0.240	11,250	2.63
	161,500	1.53

The weighted average grant-date fair value of options granted and vested in fiscal years 2020, 2019 and 2018 were $0.0784, $0.0169 and $0.00547 respectively.

As at March 31, 2020 there were 112,250 options in the money with an intrinsic value of $2,771.

EMPLOYEE AND NON-EMPLOYEE OPTIONS

During the year ended March 31, 2020, 15,750 options were granted to employees. In the year ended March 31, 2019, 16,750 options were granted to employees. In the year ended March 31, 2018, 9,500 options were granted to employees.

During the year ended March 31, 2020, 18,000 options were granted to non-employees. In the year ended March 31, 2019, 62,500 options were granted to non-employees. In the year ended March 31, 2018, 39,000 options were granted to non-employees.

No options have been granted with exercise prices below the market price on the respective grant dates during the years ended March 31, 2020, March 31, 2019 or March 31, 2018.

13 - INTEREST

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
	$	$	$

Interest income	14,398	16,334	18,526
Interest expense	(2,237)	(2,378)	(2,934)
Total	12,161	13,956	15,592

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2020

(EXPRESSED IN US DOLLARS)

14 – CONTRACT LIABILITIES

Contract liabilities relate to deferred revenue from maintenance.

	Years ended
	March 31, 2020	March 31, 2019
	$	$
Balance beginning of the year	89,844	60,224
Aggregate amount of revenue recognized	(178,638)	(365,455)
Contract liabilities recognized	146,656	395,075
Balance, end of year	57,862	89,844

	March 31, 2020	March 31, 2019
	$	$
Current portion	57,862	89,844

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

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to income (loss) before taxes, as follows:

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
	$	$	$
Tax Rate, comprised of a federal rate of 9.00% and a provincial rate of 3.43%	12.43%	13.25%	15.13%

Expected Canadian Income Tax (Recovery)	(1,118)	83,562	(4,136)
Change in valuation allowance	(180,415)	(148,300)	(102,732)
Permanent differences	(10,491)	(39,088)	(3,702)
Change in tax rates	169,750	99,278	110,690
Difference between Canadian and foreign tax rates	(10,650)	(30,102)	(12,690)
Other	32,924	34,650	12,566
	—	—	—

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2020

(EXPRESSED IN US DOLLARS)

The change in valuation allowance for originating temporary differences and losses available for carry forward, is calculated using an expected deferred tax rate of 12.43%, based on the application of the Small Business Deduction. The rate at which such amounts may be realized as disclosed as part of a deferred tax asset and related valuation allowance takes into account the enacted tax rate decreases over the expected period of realization.

Refundable investment tax credits for research and development in Canada of $128,718, $171,204 and $124,234, for the years ended March 31, 2020, March 31, 2019 and March 31, 2018, respectively is netted against research and development expense. The investment tax credits are subject to review and approval by taxation authorities and it is possible that the amounts granted will be different from the amounts recorded by the Company.

Deferred taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The Company’s deferred tax assets are as follows:

	March 31, 2020	March 31, 2019
	$	$

Losses available for carry forward	104,751	132,739
Property and equipment - differences in net book value and unamortized capital cost	64,094	69,560
Intangible assets - differences in net book value and tax basis	133,946	156,668
Unused scientific research and experimental development amounts deductible and investment tax credits available for carry forward	716,111	763,519
Other	2,960	79,789
Gross deferred tax asset	1,021,860	1,202,275
Valuation allowance	(1,021,860)	(1,202,275)
Net deferred tax asset	—	—

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2020

(EXPRESSED IN US DOLLARS)

The Company has federal and provincial non-capital losses available to reduce taxable income in Canada, which expire in the following years:

Federal & Provincial

2027	425,016
2028	288,255
2037	127,402
2038	2,172
2039	14,833
2040	122,358
980,036

The Company has capital losses of $231,234, which are available indefinitely to reduce capital gains in future years as of March 31, 2020.

The losses in Brazil of $236,260 have an indefinite carryforward period. However, the losses can only be used to offset 30% of taxable income in any given year.

As at March 31, 2020, the Company had accumulated unclaimed federal and provincial scientific research and experimental development deductions of approximately $3,858,241 ($4,027,584 in 2019). This amount can be carried forward indefinitely to reduce income taxes payable in future years.

The Company has federal scientific research and experimental development credits available to reduce income taxes in Canada, which expire in the following years:

2019	$4,685
2020	—
2021	12,743
2022	249,680
2023	1,603
2024	2,007
2025 to 2033	8,787
$279,505

16 – INCOME (LOSS) PER SHARE

For the purposes of the income (loss) per share computation, the weighted average number of common shares outstanding has been used.

The following securities are considered "in the money" and could potentially dilute the basic income (loss) per share in the future but have not been included in diluted income (loss) per share because their effect was antidilutive:

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2020

(EXPRESSED IN US DOLLARS)

	March 31, 2020	March 31, 2019	March 31, 2018

Stock options	112,250	91,000	—

Total outstanding at March 31, 2020, 2019 and 2018 were 161,500, 170,250, and 204,150 respectively. Diluted income (loss) per share for the years ended March 31, 2020, 2019 and 2018 is deemed to be identical to basic loss per share as exercise of the options outstanding is antidilutive.

17 - FINANCIAL RISKS

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings, accounts receivable and investments. A hypothetical 10% change in the value of one Brazilian real expressed in U.S. dollars during the year ended March 31, 2020 would have caused an approximate $7,589 change in the Company’s net loss for the fiscal year 2020. The Company is exposed to exchange risk due to the timing of the movement of funds between subsidiaries and the parent company related to the transfer pricing agreement and the pricing of contracts in non-functional currencies. Financial instruments denominated in foreign currencies that lead to foreign exchange risk when funds are moved include:

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2020	March 31, 2019

Canadian dollars	266,005	131,463
U.S. dollars	6,638	153,406
Brazilian reals	1,223,708	1,013,757

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2020	March 31, 2019

Canadian dollars	17,349	44,287
U.S. dollars	—	4,548
Brazilian reals	68,975	85,476

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2020

(EXPRESSED IN US DOLLARS)

Accounts payable include the following amounts payable in their source currency:

	March 31, 2020	March 31, 2019

Canadian dollars	19,085	44,537
U.S. dollars	—	3,275
Brazilian reals	772	772

Accrued liabilities include the following accruals in their source currency:

	March 31, 2020	March 31, 2019

Canadian dollars	32,012	22,397
Brazilian reals	19,439	18,412

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

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2020	March 31, 2019

Canada	48%	55%
North America, excluding Canada	—%	8%
South America	52%	37%
	100%	100%

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

Investments are fair valued in their source currency (Canadian dollars) based on objective evidence of fair value. The value is translated to the reporting currency (U.S. dollars) at the exchange rate on March 31, 2020.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2020

(EXPRESSED IN US DOLLARS)

18 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE COMMITMENTS

The Company has the following financial commitments related to minimum facilities lease expenses for facilities:

$
2021	2,084
Total	2,084

For the year ended March 31, 2020, facilities expense was $36,994 ($39,113 for the year ended March 31, 2019 and $69,777 for the year ended March 31, 2018).

OTHER

The Company is committed to pay an unrelated third party $75,000 upon the listing of ZIM Corporation’s common shares on a national securities exchange.

19 - SUPPLEMENTAL CASH FLOW DISCLOSURE

	Year ended March 31, 2020	Year ended March 31, 2019
	$	$
Interest paid	(2,237)	(2,378)
Income taxes paid	—	—
Investment tax credit on research and development received	132,109	171,204

20 - SEGMENT REPORTING

The Company operates in two reportable segments based on product differentiation: mobile and software, maintenance and consulting. Mobile applications involve providing SMS and other content applications and services for mobile devices. Software, maintenance and consulting involves providing enterprise software for designing, developing and manipulating database systems and applications.

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

FOR THE YEAR ENDED MARCH 31, 2020

(EXPRESSED IN US DOLLARS)

The following table sets forth external revenues, cost of revenues (including depreciation expense), operating expenses (including depreciation expense) and other amounts attributable to these segments:

Year ended March 31, 2020	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	68,701	278,808	347,509
Cost of revenue	1,372	17,857	19,229
Gross margin	67,329	260,951	328,280

Allocation of operating expenses	117,444	455,184	572,628
Allocation of interest income	(2,494)	(9,666)	(12,160)
	114,950	445,518	560,468

Income (loss) before the following	(47,621)	(184,567)	(232,188)

Gain on sale of investment			(220,233)
Revaluation of investments			(2,956)

Net loss			(8,999)

Year ended March 31, 2019	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	122,638	577,411	700,049
Cost of revenue	2,071	18,517	20,588
Gross margin	120,567	558,894	679,461

Allocation of operating expenses	105,387	488,527	593,914
Allocation of interest income	(2,476)	(11,480)	(13,956)
	102,911	477,047	579,958

Income before the following	17,656	81,847	99,503

Revaluation of investments			(604,013)

Net income			703,516

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2020

(EXPRESSED IN US DOLLARS)

Year ended March 31, 2018	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	108,485	394,757	503,242
Cost of revenue	2,886	12,888	15,774
Gross margin	105,599	381,869	487,468

Allocation of operating expenses	128,183	463,536	591,719
Allocation of gain on sales of assets	(3,377)	(12,214)	(15,591)
Allocation of dividend income	(9,912)	(35,846)	(45,758)
	114,893	415,477	530,370

Net loss	(9,294)	(33,608)	(42,902)

The following table sets forth total assets used by each segment:

TOTAL ASSETS	March 31, 2020	March 31, 2019
	$	$
Mobile	263,676	268,115
Software, Maintenance and Consulting	1,070,073	1,262,352
Total assets	1,333,749	1,530,467

The following tables set forth external revenues and long-lived assets attributable to geographic areas. External revenues are based on the location of the customer:

	March 31, 2020	March 31, 2019
	$	$
Long-lived assets
Canada	16,017	19,220
Brazil	1,208	1,579
Total long-lived assets	17,225	20,799

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2020

(EXPRESSED IN US DOLLARS)

Total Revenue	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
	$	$

United States	55,548	235,591	34,076
Brazil	191,043	170,056	218,435
Canada	14,878	41,464	141,511
Singapore	68,907	22,775	108,485
Austria	17,133	130,163	735
Total revenue	347,509	700,049	503,242

Management evaluates each segment’s performance based upon revenues and gross margins achieved.

21 – SUBSEQUENT EVENTS

On June 5, 2020, ZIM Corporation announced the sale of its database technology business as part of management’s plan to focus the business on its biomedical subsidiary NuvoBio. The database assets include all of the Software, Consulting and Maintenance segment and have been purchased by members of Zim Corporation’s staff and will operate under the name Zim Databases Canada Inc. The purchase price of $84,584 ($120,000 Canadian dollars) is to be paid in 5 equal payments over a 5-year period on the anniversary date of the agreement.

On May 20, 2020, ZIM Corporation entered into an operating lease for its head office in Ottawa, Ontario Canada. The lease is for a period of 2 years and 1 month commencing on June 1, 2020. 24 monthly installments of minimum lease payments equal to $961 will commence July 1, 2020. The first month of the lease is provided at no charge.

ITEM 19. EXHIBITS.

See the Exhibit Index hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZIM Corporation

(Registrant)

By /s/ Michael Cowpland

------------------------------------

Michael Cowpland (President and CEO)

Date: July 28, 2020

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

