Form 20-F
period 2021-06-30
ZIM CORP
filed 2021-08-04
CIK 1124160

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2021.

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

8,136,348 common shares outstanding as of March 31, 2021.

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

A.            Selected Financial Data

The following selected consolidated statements of operations data and cash flows for the fiscal years ended March 31, 2021, 2020, and 2019 and consolidated balance sheet data for the fiscal years ended March 31, 2021 and 2020 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page 49. The following selected consolidated statements of operations and cash flows for the fiscal years ended March 31, 2018 and 2017 and consolidated balance sheet data for the fiscal years ended March 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements that are not included in this annual report. These comparisons statements have been reclassified to reflect the presentation of discontinued operations in the financial statements beginning on page 49.

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

All information regarding share data, including income (loss) per share reflect the twenty to one stock consolidation that took place on January 19, 2017 for all periods presented.

Consolidated Statements of Operations
	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
	$	$	$	$	$

Revenue	—	—	—	—	—
Operating expenses	73,621	68,457	82,842	41,261	66,379
Income (loss) from operations	(73,621)	(68,457)	(82,842)	(41,261)	(66,379)

Other income	(167)	235,349	617,969	61,349	31,820
Operating income (loss) from continuing operations	(73,788)	166,892	535,127	20,088	(34,559)

Income (loss) from discontinued operations including gain on disposal of $223,549 in fiscal 2021	(2,780)	(175,891)	168,389	(62,990)	(34,889)

Income tax expense	—	—	—	—	—
Net income (loss)	(76,568)	(8,999)	703,516	(42,902)	(69,448)

Basic and diluted income (loss) per share from continuing operations	(0.009)	0.021	0.066	0.002	(0.004)
Basic and diluted income (loss) per share from discontinued operations	(0.000)	(0.022)	0.021	(0.008)	(0.004)
Basic and diluted income (loss) per share	(0.009)	(0.001)	0.087	(0.006)	(0.008)

Weighted average number of shares outstanding	8,136,348	8,136,348	8,136,348	8,126,222	7,973,352

Consolidated Statements of Cash Flows
	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
	$	$	$	$	$
Cash flows used in continuing operating activities	(109,289)	(73,040)	(60,558)	(18,619)	(10,394)
Cash flows used in discontinued operating activities	(119,057)	(127,006)	216,462	472	—
Cash flows provided by (used in) investing activities	(4,486)	214,940	(7,040)	33,841	(9,029)
Effect of changes in exchange rates on cash and cash equivalents	16,332	(91,594)	(60,817)	(16,863)	(33,218)
Increase (decrease) in cash and cash equivalents	(216,500)	(76,700)	88,017	(1,169)	(52,641)
Cash and cash equivalents, beginning of year	429,824	506,524	418,507	419,676	472,317
Cash and cash equivalents, end of year	213,324	429,824	506,524	418,507	419,676

Consolidated Balance Sheets
	As at March 31, 2021	As at March 31, 2020	As at March 31, 2019	As at March 31, 2018	As at March 31, 2017
ASSETS	$	$	$	$	$
Current assets
Cash and cash equivalents	213,324	184,675	250,961	201,960	250,636
Accounts receivable	57,030	4,507	—	—	—
Investment tax credits receivable	11,928	10,687	—	—	—
Prepaid expenses	37,447	10,573	7,015	7,270	—
Current assets of discontinued operations	—	433,327	542,643	487,550	550,167
	319,729	643,769	800,619	696,780	800,803
Investments	756,787	670,821	709,047	117,108	114,199
Long term receivables	63,016	—	—	—	—
Right of use assets	16,255	772	—	—	—
Equipment, net	4,997	3,961	4,116	2,877	3,911
Noncurrent assets of discontinued operations	—	14,422	16,682	21,456	19,846
	1,160,784	1,333,745	1,530,464	838,221	938,759
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	6,282	7,186	10,352	9,766	4,250
Accrued liabilities	2,114	7,929	—	—	—
Current lease liability	13,004	833	—	—	—
Current liabilities of discontinued operations	—	83,905	137,780	78,556	128,095
	21,400	99,853	148,132	88,322	132,345
Long-term lease liabilities	3,251	—	—	—	—
Deferred rent	—	—	—	—	3,269
Noncurrent liabilities of discontinued operations	—	—	—	—	4,903
	24,651	99,853	148,132	88,322	140,517
Shareholders' equity:
Preferred shares, no par value, non-cumulative
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; NIL issued and outstanding shares at March 31, 2021 and 2020.	—	—	—	—	—
Common shares, no par value,
Unlimited authorized shares; 8,136,348 shares issued and outstanding as at March 31, 2021 and 8,136,348 shares as at March 31, 2020.	19,491,842	19,491,842	19,491,842	19,491,842	19,491,842
Additional paid-in capital	2,966,068	2,966,068	2,963,911	2,962,105	2,961,848
Accumulated deficit	(21,279,678)	(20,631,106)	(20,622,106)	(21,325,620)	(21,282,719)
Accumulated other comprehensive loss	(42,099)	(592,912)	(451,315)	(378,425)	(372,644)
	1,136,133	1,233,892	1,382,332	749,902	798,242
	1,160,784	1,333,745	1,530,464	838,224	938,759

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

Our future success depends on our ability to discover new and innovative biotechnology and biotechnology products. Given the very early stage of our research, there are no guarantees that we will be successful in this discovery.

OUR FINANCIAL AND OPERATING PERFORMANCE MAY BE ADVERSELY AFFECTED BY EPIDEMICS, NATURAL DISASTERS AND OTHER CATASTROPHES.

Our financial and operating performance may be adversely affected by epidemics such as the on-going COVID-19 pandemic, natural disasters and other catastrophes. Our business could be materially and adversely affected in the event that the slowdown or suspension carries on for a long period of time. The restrictive measures against the ongoing COVID-19 outbreak adversely affected and slowed down national economic development. Any prolonged restrictive measures in order to control the contagious disease or other adverse public health developments in may have a material and adverse effect on our business operations.

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

THE COVID-19 PANDEMIC HAS ADVERSELY IMPACTED, AND POSES RISKS TO, OUR BUSINESS, THE NATURE AND EXTENT OF WHICH ARE HIGHLY UNCERTAIN AND UNPREDICTABLE.

The continued global spread of COVID-19 has led to disruption and volatility in the global capital markets, which has increased the cost of, and adversely impacted access to, capital (including the commercial paper markets) and increased economic uncertainty. It is likely that the pandemic will cause an economic slowdown of potentially extended duration, and it is possible that it could cause a global recession.

COVID-19 is adversely affecting, and is expected to continue to adversely affect, certain elements of our business, including as a result of impacts associated with preventive and precautionary measures that we, other businesses, our communities and governments are taking. Due to these impacts and measures, we have experienced and expect to continue to experience delays in our research activities.

In addition to existing travel restrictions, jurisdictions may continue to close borders, impose prolonged quarantines and further restrict travel and business activity, which could significantly impact our ability to conduct research. Due to the speed with which the COVID-19 situation is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results could be material.

Negative economic conditions may also cause debtors to delay and withhold payments to ZIM as a follow through of the negative economic conditions they are experiencing due to COVOV-19. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDS, WHEN REQUIRED, IN A TIMELY MANNER OR ON ACCEPTABLE TERMS, WE MAY HAVE TO CURTAIL OR SUSPEND CERTAIN ASPECTS OF OUR BUSINESS OPERATIONS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS RELATIONSHIPS, FINANCIAL RESULTS, FINANCIAL CONDITION AND PROSPECTS.

We anticipate that our cash and cash equivalents balance at March 31, 2021 of $213,324 will be sufficient to meet our present operating and capital expenditures through fiscal year 2022. There is no guarantee that unanticipated circumstances will not require additional liquidity.

Future liquidity and cash requirements will depend on a wide range of factors including the level of success the Company has in executing its strategic plan as well as its ability to raise additional financing. Accordingly, there can be no assurance that the Company will be able to meet its working capital needs for any future period.

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

OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING ARE NOT EFFECTIVE.

We did not have effective internal control procedures in place at March 31, 2021, when we evaluated our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. This could affect the reliability of our consolidated financial statements. We are attempting to remedy our weaknesses but as a small company we have limited resources to employ for this purpose. See Item 15 of this Form 20-F for additional information on our attempts to rectify our weaknesses. The reduction of the risk will require additional expenses and use of management's time.

OUR STRATEGIC DIRECTION IS EVOLVING, WHICH COULD NEGATIVELY AFFECT OUR FUTURE RESULTS.

Since inception, our business model has evolved and continues to evolve as we refine our offerings and market focus. Prior to 2004, we focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”, in 2004 through to fiscal year 2007 we focused on our SMS aggregation services. From fiscal years 2008 to 2012, we focused on offering mobile content, applications development and the development of new IDE software. In 2013 we discontinued mobile content sales due to very low sales volume and redirected resources related to mobile content to the continued development of our IDE software. In 2020 we sold the business and assets related to our databases business and, due to uncertain sales, discontinued our SMS business. At the end of fiscal year 2021 we have ceased all revenue generating operations and have focused solely on the research activities in our NuvoBio subsidiary. We continue to evaluate opportunities and alternative strategies in a rapidly evolving market. We plan to leverage our intellectual capital, core technologies and other business assets to focus on new strategic directions and attempt to maximize shareholder value mainly through our NuvoBio subsidiary. Changes to our business may not prove successful in the short or long term and may negatively impact our financial results.

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

The beneficial ownership of our Chief Executive Officer and related parties in our outstanding shares is approximately 53%. All directors and executive officers as a group (5 persons) beneficially hold 6,122,299 of our common shares, which totals approximately 75% of ownership. As a result, our insiders are able to substantially influence all matters requiring the approval of our shareholders, including the election of directors and the approval of significant corporate transactions such as acquisitions. This concentration of ownership could delay, defer or prevent a change in control or otherwise impede a merger or other business combination that our Board of Directors or other shareholders may view favorably.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

ZIM’s principal place of business and registered office is located at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada, K1S 1V7 and we can be contacted at (613) 727-1397. In the United States our agent is Equiniti, Inc., located at 3200 Cherry Creek South Dr., #430, Denver, CO, 80209 and can be contacted at (303) 282-4800.

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

In 2013 we discontinued mobile content sales due to very low sales volume and redirected resources related to mobile content to the continued development of our IDE software. In April 2020 ZIM sold the business and assets related to our databases business and, due to uncertain sales, discontinued our SMS business on December 31, 2020. At the end of fiscal year 2021 we have ceased all revenue generating operations and have focused solely on the research activities in our NuvoBio subsidiary.

See Note 8 of the consolidated financial statements for details of our principal capital expenditures and divestitures, including those currently in progress, since the beginning of our last three fiscal years to the date of this annual report.

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

In April of 2020 the IDE software business and assets were sold to employees of the Company. In addition, due to low sales volumes, the SMS business was discontinued on December 31, 2020.

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

The following tables show the breakdown of total revenues by category of activity and geographic market.

Note that all revenues are from discontinued operations:

Revenue by category	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
	$	$	$
Software, software maintenance and consulting	—	278,808	577,411
Mobile	45,248	68,701	122,638
Total revenue	45,248	347,509	700,049

Revenue by geographic market	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
	$	$	$
United States	—	55,548	235,591
Brazil	—	191,043	170,056
Canada	—	14,878	41,464
Singapore	45,248	68,907	122,775
Austria	—	17,133	130,163
Total revenue	45,248	347,509	700,049

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

In April 2020 the IDE software business and assets were sold to employees of the Company.

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

On December 31, 2020, due to low sales volumes, the Mobile business was discontinued.

CUSTOMERS

At the end of fiscal year 2021 the Company ceased all revenue generating operations and consequently had no customers.

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

RESEARCH AND DEVELOPMENT

Our continuing operations research and development activities focus in the area of genetic therapy solutions. Research and development expenditures, net of refundable tax credits are estimated at $11,928 for fiscal year 2021, and $66,068 was received for fiscal year 2020 and $72,120 for fiscal year 2019.

PATENTS AND INTELLECTUAL PROPERTY PROTECTION

Intellectual property does not represent a material part of our assets or business strategy at this time. While we have filed two patents related to our NuvoBio subsidiary, we do not rely on patents or copyrights and, to the extent we maintain trade secrets, we rely on confidentiality agreements to protect them from misappropriation. In the future we may seek patents and intellectual property protection specifically related to the drug research programs we are funding through our NuvoBio Corporation subsidiary.

C.       Organizational Structure

Refer to Exhibit 8.1 for a complete list of our subsidiaries.

D.       Property, Plant and Equipment

DESCRIPTION OF PROPERTY

Our principal office is located in Ottawa, Canada. ZIM leases an office suite of approximately 1,258 square feet. The lease is currently scheduled to expire June 30th, 2022

We believe that our existing facilities are adequate to meet our current needs.

Refer to note 9 of our consolidated financial statements “EQUIPMENT” for additional information.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EXECUTIVE SUMMARY

Continuing Operations:

The continuing operations of the business are focused on research and have no generation of revenue at the present time.

Net loss from continuing operations for the fiscal year 2021 was $73,788 as compared to net income of $166,892 for the fiscal year 2020 and net income of $535,127 for the fiscal year 2019. The increased income in fiscal year 2019 is due mainly to the adoption of FASB 2017-01 and the unrealized gain on equity securities of $604,013. 2020 net income is mainly due to the gains related to the disposition of assets related to ZIM’s investment in CP4H. In fiscal 2021 the net loss from continuing operations is due to discontinuation of all revenue generating operations coupled with the loss on the disposition of our database assets.

Discontinued Operations:

In April 2020, ZIM sold all of its assets related to the database and software business with an effective date of April 1, 2020. The business was sold for cash consideration of $120,000 Canadian dollars to be paid in five installments over 5 years. The fair market value of these payments is estimated at $78,924 US dollars. ZIM recognized a net gain on the sale of these assets in the amount $223,549. The net gain is a combination of a loss on the sale of $348,455 netted against a currency translation reversal of $572,004. This business has definable revenues and expenses and has been accounted for as a discontinued operations as per ASU 2014-08.

At December 31, 2020, ZIM ceased all operations related to the SMS messaging business due to low profit margins and uncertainty regarding the future of the business. This business has definable revenues and expenses and has been accounted for as a discontinued operations as per ASU 2014-08.

Revenue from discontinued operations for the fiscal year 2021 was $45,248 compared with revenue of $347,509 for fiscal year 2020. The decrease is attributable to the disposition of the database business in April of 2020 with an effective date of April 1, 2020 and the discontinuation of the Mobile business on December 31, 2020.

Revenue from discontinued operations for the fiscal year 2020 was $347,509, compared with revenue of $700,049 for fiscal year 2019. The decline is attributable to the decreases across all lines of business ranging from a 52% decrease in our software, software maintenance and consulting business to 44% in our mobile messaging business.

Net loss from discontinued operations for the fiscal year 2021 was $2,780 as compared to net loss of $175,891 for the fiscal year 2020. The loss in fiscal year 2021 is due mainly to the to the disposition of the database business in April of 2020 and the discontinuation of the Mobile business on December 31, 2020.

Net loss for the fiscal year 2020 was $175,891 as compared to net income of $168,389 for the fiscal year 2019. The decreased income in fiscal year 2020 is due to declining revenue in all business segments while expenses stayed flat. The net gain is a combination of a loss on the sale of $348,455 netted against a currency translation reversal of $572,004.

A.	Operating results

The following is an overview of our operating results for the year ended March 31, 2021. A more detailed discussion of our operating results, comparing our operating results for the years ended March 31, 2021, 2020 and 2019, is included under the heading “Results of Operations for the Year Ended March 31, 2021 Compared to the Year Ended March 31, 2020 and 2019” of this “OPERATING AND FINANCIAL REVIEW AND PROSPECTS.” A discussion on the effects of currency fluctuations can be found in Item 11.

Continuing Operations:

The continuing operations of the business are focused on research and have no generation of revenue at the present time.

Total operating expenses from continuing operations for the year ended March 31, 2021 were $72,621 an increase of approximately $4,164 compared to operating expenses of $68,457 for the year ended March 31, 2020 and a decrease of approximately $14,385 compared to operating expenses of $82,842 for the year ended March 31, 2019. The changes in expenses are a result of continual declines in selling, general and administrative expenses paired with fluctuations in the expenses related to research.

Discontinued Operations:

Revenue from discontinued operations for the fiscal year 2021 was $45,248 compared with revenue of $347,509 for fiscal year 2020. The decrease is attributable to the disposition of the database business in April of 2020 with an effective date of April 1, 2020 and the discontinuation of the Mobile business on December 31, 2020.

Revenue from discontinued operations for the fiscal year 2020 was $347,509, compared with revenue of $700,049 for fiscal year 2019. The decline is attributable to the decreases across all lines of business ranging from a 52% decrease in our software, software maintenance and consulting business to 44% in our mobile messaging business.

Total expenses from discontinued operations for the year ended March 31, 2021 were $271,578, a decrease of approximately $251,822 compared to operating expenses of $523,400 for the year ended March 31, 2020 and a decrease of approximately $8,260 compared to operating expenses of $531,660 for the year ended March 31, 2019. The rapid decline in expenses in fiscal 2021 is due to the sale of the database business and discontinuation of all research and development related to IDE software.

CURRENT STRATEGIC DIRECTION

Due to the decrease in revenues from SMS aggregation services in previous years, we started exploring new opportunities both within the mobile industry and enterprise application industry. In 2013 we discontinued mobile content sales due to very low sales volume and on December 31, 2020 we discontinued sales of our SMS aggregation services.

In 2011, with ZIM’s acquisition of the technology assets of Torch Technologies, we increased our focus on the enterprise software market. Torch’s advanced portfolio of migration services and management products strengthened and complemented ZIM’s enterprise database products, and the combined product portfolio is a robust solution to rapidly and cost effectively migrate existing databases to other industry databases including Oracle™ and SQL™ while retaining valuable ZIM applications and providing a simplified database management suite. In April 2020, ZIM sold all of its assets related to the database and software business to employees and discontinued this line of business.

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

ZIM’s current main strategic focus is the genetic therapy solutions being researched through NuvoBio Corporation.

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

REVENUE RECOGNITION

The Company derived revenue from two sources of discontinued operations: enterprise software, including maintenance and consulting services and mobile services and applications. Enterprise software involves providing enterprise software for designing, developing and manipulating database systems and applications. Mobile services involve providing SMS applications and services. The Company presents revenues net of sales tax and other related taxes.

Enterprise Software

ZIM recorded revenues from the perpetual license of the Company's software products and the sale of related maintenance and consulting. The Company's standard license agreement provides a license to use the Company's products based on the number of licensed users. The Company may license its software in performance obligation arrangements if the customer purchases any combination of maintenance, consulting or training services in conjunction with the license.

The Company recognized revenue pursuant to the requirements of the ASC 606. Revenue is recognized using the residual method when objective evidence of fair value exists for all of the undelivered performance obligations in the arrangement, but does not exist for one or more performance obligations. The Company allocates revenue to each undelivered performance obligation based on its respective fair value determined by the price charged when that performance obligation is sold separately. The Company defers revenue for the undelivered performance obligations and recognizes the residual amount of the arrangement fee, if any. The separate performance obligations of the arrangements are considered to be separate units of accounting.

The following steps are taken to recognize revenue:

1.	Identification on the contract(s) with the customer(s).
2.	Identify the performance obligations in the contract.
3.	Determine the transaction price.
4.	Allocate the transaction price to the performance obligations in the contract.
5.	Recognize revenue when (or as) the Company satisfies the performance obligations.

The Company recorded revenue as earned as evidenced by contracts or invoices for its services at prices established by contract, price list and/or fee schedule less applicable discounts and the objective evidence that each performance obligation has been achieved. If at the outset of an arrangement the Company determines that the collectability is not probable, revenue is deferred until payment is received.

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

Maintenance and Consulting Revenue

Maintenance revenues was recognized using a time base approach equally over the term of the maintenance contract. The liability relating to the received but unearned portion of maintenance revenues is recognized as deferred revenues.

Consulting revenue, which represents services provided on a per diem basis to customers, was recognized as the services were performed as there were no customer acceptance provisions involved in these types of arrangements. Consulting revenue, which represents services provided on a fixed price basis to customers, was recognized upon achieving the related performance obligation.

In general, credit terms of 30 days were extended to customers with a small number of customers receiving longer payment terms based on the long-standing relationship with ZIM.

Mobile Revenue

Aggregation services occurred when ZIM sent messages from its content provider customers through mobile operators to end users on their cell phones. In this situation, the Company contracted with its customers that cannot connect directly to the mobile operators and with the third-party mobile operators or other aggregators directly for the transmission of the messages. The performance obligation was to transmit a message. Revenues were recognized in the month in which the performance obligation was satisfied, provided no significant ZIM obligations remained. We worked with aggregators to provide delivery routes and received statements and billing in real time. We prepaid for message credits and billed customers for message delivery at the end of each month. We purchased service credits from the aggregators and billed our customers directly for the delivery of messages on a monthly basis.

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

RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2021 COMPARED TO THE YEAR ENDED MARCH 31, 2020 AND THE YEAR ENDED MARCH 31, 2019

The company does not generate any revenue from continuing operations.

All revenue has been generated from discontinued operations.

REVENUES	Year ended March 31, 2021	As a %	Year ended March 31, 2020	As a %	Year ended March 31, 2019	As a %
				$	$	$
Bulk SMS	45,248	100%	68,701	20%	122,638	18%
	45,248	100%	68,701	20%	122,638	18%
Software	—	0%	24,769	7%	117,533	17%
Maintenance and consulting	—	0%	254,039	73%	459,878	65%
	—	0%	278,808	80%	577,411	82%
	45,248	100%	347,509	100%	700,049	100%

Revenue from discontinued operations for the fiscal year 2021 was $45,248 compared with revenue of $347,509 for fiscal year 2020. The decrease is attributable to the disposition of the database business in April of 2020 and the discontinuation of the Mobile business on December 31, 2020.

Revenue from discontinued operations for the fiscal year 2020 was $347,509, compared with revenue of $700,049 for fiscal year 2019. The decline is attributable to the decreases across all lines of business ranging from a 52% decrease in our software, software maintenance and consulting business to 44% in our mobile messaging business.

DISCONTINUED OPERATIONS REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

BULK SMS

In fiscal year 2021 our revenue from bulk SMS messaging continued to decline as our cost to deliver the services increased. Due to the decrease in volume and erosion of profit margins, ZIM discontinued its Bulk SMS messaging service with a revenue for fiscal 2021 of $45,248 as compared to $68,701 for fiscal year 2020. Our bulk SMS messaging revenue increased from $104,485 in fiscal year 2018 to $122,638 in fiscal year 2019 and then had a sharp decrease to $68,701 in fiscal year 2020. We experienced a decrease in the volume of messages transacted through SMS routes in fiscal year 2020, as compared to the increases we experienced in fiscal year 2018 and fiscal year 2019. In general, bulk messaging customers choose the aggregator that is offering the lowest cost route and this results in fluctuating and unpredictable revenue from this segment.

SOFTWARE, MAINTENANCE AND CONSULTING

In April 2020, ZIM sold all of its assets related to the database and software business to employees and discontinued this line of business.

Prior to fiscal 2021 we generated revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Software sales increased from $34,435 in fiscal year 2018 to $117,533 in fiscal year 2019 then decreased to a more historical level in 2020 of $24,769 as compared to fiscal year 2018. The increase in 2020 reflects increased activity in our Canadian operation after the decline we experienced in 2018.

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

EXPENSES

Operating expenses – continuing operations

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31 2019
	$	$	$
Selling, general and administrative	50,501	60,249	69,125
Research and development	23,120	8,208	13,717
	73,621	68,457	82,842

Total operating expenses increased in fiscal year 2021 compared to fiscal year 2020 from $68,457 to $73,621 due to increase expenditures on research activities.

Operating expenses – discontinued operations

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
	$	$	$
Cost of revenue	32,122	19,229	20,588
Selling, general and administrative	228,402	446,312	452,669
Research and development	1,054	57,859	58,402
	271,578	523,400	531,660

Total expenses from discontinued operations decreased in fiscal year 2021 compared to fiscal year 2020 from $523,400 to $271,578. Between fiscal year 2019 and fiscal year 2020 expenses remained stable. The rapid decline in expenses in fiscal 2021 is due to the sale of the database business and discontinuation of all research and development related to IDE software. This is partially offset by the increase in the cost of delivering SMS services.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses from continuing operations for the years ended March 31, 2021, March 31, 2020 and March 31, 2019 were $50,501, $60,249, and $69,125 respectively. Decline is due to decline in operational expenses from the decline in operating activity.

Selling, general and administrative expenses from discontinued operations for the years ended March 31, 2021, March 31, 2020 and March 31, 2019 were $228,402, $446,312, and $452,669 respectively. The rapid decline in expenses in fiscal 2021 is due to the sale of the database business and discontinuation of all research and development related to IDE software.

INTEREST

For the year ended March 31, 2021, we incurred interest expense of $620 related to draws on the available overdraft protection facility with the Royal Bank of Canada.

For the year ended March 31, 2020, we incurred interest expense of $460 related to draws on the available overdraft protection facility with the Royal Bank of Canada.

For the year ended March 31, 2019, we incurred interest expense of $14 related to draws on the available overdraft protection facility with the Royal Bank of Canada.

ASSET IMPAIRMENT

On August 9, 2018 (fiscal year 2019), Connecting People for Health Co-operative Ltd. (CP4H) was acquired for an undisclosed amount. ZIM recognized its portion of the proceeds, in the amount $220,233 as a gain on the sale of assets.

In April 2020, ZIM sold all of its assets related to the database and software business to former employees with an effective date of April 1, 2020 and discontinued this line of business. ZIM recognized a gain on the sale of these assets in the amount $223,549. The net gain is a combination of a loss on the sale of $348,455 netted against a currency translation reversal of $572,004.

INCOME TAXES

Investment tax credits on research and development expenditures from continuing operations in Canada are netted against research and development costs from continuing operations as shown above.

Included in income taxes from discontinued operations are taxes paid on income earned in Brazil. Investment tax credits on research and development expenditures in Canada are netted against research and development costs. The increase in income taxes recoverable is due to increased research and development tax credits related to database migration technologies.

The Scientific Research and Development Credits received from the Canadian federal government for all operations were assessed as filed in fiscal years 2020, 2019 and 2018.

ADOPTED ACCOUNTING PRONOUNCEMENTS

None.

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

In June 2016, FASB issued Accounting Standards Update (ASU) 2016-13, Financial Instruments—Credit Losses (Topic 326). This ASU represents a significant change in the Accounting for Credit Losses (“ACL”) accounting model by requiring immediate recognition of management’s estimates of current expected credit losses (CECL). Under the prior model, losses were recognized only as they were incurred, which FASB has noted delayed recognition of expected losses that might not yet have met the threshold of being probable. The new standard effective date for Smaller Reporting Companies is fiscal years beginning after December 15, 2022. Early adoption is permitted. We are currently evaluating the impact ASU 2016-13 will have on the Company’s consolidated financial statements.

B. Liquidity and Capital Resources

As at March 31, 2021, we had cash and cash equivalents of $213,324 and working capital of $298,330 as compared to cash of $429,824 and working capital of $543,916 at March 31, 2020. As at March 31, 2019, we had cash and cash equivalents of $506,524 and working capital of $652,488.

Cash flows for the fiscal periods were as follows:

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
	$	$	$
Cash flows provided by (used in) operating activities	(109,293)	(73,045)	(60,591)
Cash flows provided by (used in) discontinued operations	(119,053)	(127,001)	216,465
Cash flows provided by (used in) investing activities	(4,486)	214,940	(7,040)
Cash flows provided by financing activities	—	—	—

Operating activities consumed $109,293 of cash for the year ended March 31, 2021 as compared to consuming cash of $73,045 for the year ended March 31, 2020 and using $60,591 during the year ended March 31, 2019.

Discontinued operations activities consumed $119,053 of cash for the year ended March 31, 2021 as compared to consuming cash of $127,001 for the year ended March 31, 2020 and providing cash of $216,465 during the year ended March 31, 2019.

We used cash in the amount of $4,486 in fiscal year 2021, generated $214,940 in fiscal year 2020, and used $7,040 in fiscal year 2019 in investing activities. In fiscal year 2020, cash was generated by the sales of our investment in CP4H for an amount of $220,233 and was slightly offset by the purchase of computers and software for $5,293. In fiscal year 2019, cash was used for leasehold improvements and the purchase of computer equipment and software.

At March 31, 2021, the Company had access to an overdraft protection facility from its principal banker for approximately $39,760 (refer to Note 9 “Line of Credit” to consolidated financial statements), in addition to a cash and cash equivalent balance of $213,324.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Credit terms for software, maintenance and consulting services have remained consistent from prior periods at 30 days.

As at March 31, 2021, 48% of all receivables were current. As at March 31, 2020, approximately 100% of all receivables were current. As at March 31, 2019, approximately 58% of all receivables were current.

Cash and cash equivalents of $213,324 are comprised of $84,245 in cash and $129,079 in cash equivalents. The cash equivalents of $129,079 at March 31, 2021 ($371,229 at March 31, 2020, $290,598 at March 31, 2019) are comprised of:

Held in Canada:

CIBC Wood Gundy at 1.00% - $129,079 ($162,323 CDN) – No Maturity

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to raise additional financing. Accordingly, there can be no assurance that ZIM will be able to meet its working capital needs for any future period. In addition, the Company has an accumulated deficit of $21,279,678 for the fiscal year ended March 31, 2021.

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

Research and development expenses for continuing operations, net of refundable tax credits, went from $13,717 for the year ended March 31, 2019 to $8,208 for the year ended March 31, 2020 and to $23,120 for the year ended March 31, 2021. The increase in cost for fiscal years 2021 relates to increased funding of research projects related to our NuvoBio subsidiary and are net of refundable investment tax credits on research and development expenses in Canada.

Research and development expenses for discontinued operations, net of refundable tax credits, went from $58,402 for the year ended March 31, 2019 to $57,859 for the year ended March 31, 2020 and to $1,054 for the year ended March 31, 2021. The sharp decline in expenditures in fiscal year 2021 relates to the sale of the database business and the discontinuation of all research and development related to these assets. Prior year research and development expenses are related to the development of the ZIM database language and are net of refundable investment tax credits on research and development expenses in Canada.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our known contractual obligations as of March 31, 2021.

Contractual Obligations	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	Greater than 5 years
	$	$	$	$	$
Operating Lease Obligations	16,256	13,005	3,251	—	—
Research	39,760	39,760	—	—	—
Accounts Payable	6,282	6,282	—
Total	62,298	59,047	3,251	—	—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Each member of our Board of Directors is elected for a three-year term. The term of all Directors will expire in September 2022.

The following sets forth information concerning our executive officers and directors, including their ages, present principal occupations, other business experience during the last five years, memberships on committees of the Board of Directors and directorships in other companies:

NAME	AGE	POSITION WITH ZIM
Dr. Michael Cowpland	78	President, Chief Executive Officer, and Director
John Chapman	57	Chief Financial Officer / Consultant
Steven Houck	51	Director
James Stechyson	56	Director
Donald Gibbs	75	Director

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

John Chapman has served as our Chief Financial Officer since November 2007 and has provided consulting services to the Company since July 2007. Since January 2020, Mr. Chapman has also served as the Chief Financial Officer of PiiComm Inc.. Between 2006 and 2020 he provided virtual CFO consulting services to various companies. From 2003 to 2005, Mr. Chapman held the positions of Director of Finance and Program Management Office at Amdocs Canadian Managed Services. From 1988 to 2003, Mr. Chapman held various positions at Bell Canada and BCE companies in the areas of Finance, Human Resources and Engineering. He received a Bachelor of Technology (Mechanical Engineering) from Ryerson Polytechnical Institute in 1988 and a Master of Business Administration from the University of Ottawa in 1999. Mr. Chapman is a member of, and holds professional designations, with the Association of Professional Engineers of Ontario and the Society of Management Accountants of Ontario (CPA, CMA).

Steven Houck has served as a Director of ZIM since April 2001. Currently, Mr. Houck is self-employed. Between August, 2017 and February, 2020 he held the position of Chief Executive Officer at Virtual Power Systems, a company enabling autonomous digital infrastructure. From July, 2012 to June, 2017, Mr. Houck was the Chief Operating Officer of DataCore Software, a company that develops storage virtualization software. Mr. Houck also held the position of Chief Executive Officer of GRIDTREE Inc., a technology company headquartered in Miami, Florida providing enterprise class IT services to the small to medium sized business market. Previously Mr. Houck was the Vice President of Latin America at VMware, a developer of software for the virtualization market.  Prior to working at VMware Mr. Houck was Vice President of World Wide SMB Sales at EMC Corporation, a developer and provider of information infrastructure technology and solutions. During 2004 and 2005, Mr. Houck worked as a consultant for various start-up companies. From 1995 to early 2004, Mr. Houck held various positions with Corel Corporation including Executive Vice President of World Wide Sales. Prior to his service to Corel, he founded Worldview Technologies, a company specializing in multimedia design and authoring and served as its CEO until 1995. He attended Florida State University and Florida Atlantic University.

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

Donald R. Gibbs has been a Director of ZIM since July 2003. He also serves as the Chairman of ZIM's Audit Committee. Since November 2017, Mr. Gibbs has served as a consultant and Chairman of DRG & Associates in Ottawa, Ontario. Previously, from May 2017 to November 2017 he was an advisor to The Pythian Group and from October 2015 until June 2017, was the Chief Operating Officer and Chief Financial Officer of The Pythian Group. From April 2015 until May 2016 Mr. Gibbs held the position of Chief Financial Officer of Tweed Marijuana Inc. Prior to Tweed, Mr. Gibbs was Chief Executive Officer of AirIQ between June 2008 and April 2015. From April 2007, to June 2008, Mr. Gibbs was the Chief Executive Officer of Tarquin Inc. Since July of 2004, Mr. Gibbs has been the Chairman and Chief Executive Officer of Process Photonics Inc. From June 2001 to April 2004, Mr. Gibbs was the President and Chief Executive Officer of Original Solutions Inc. He is also the principal of his own consulting company, Donald R Gibbs and Associates which provides financial and management assistance to start-up corporations. Since 1970, Mr. Gibbs has held senior financial and executive positions in Mitel Corporation, Cognos Inc., Gandalf Systems Corporation, Positron Fiber Systems Inc., Gorilla Capital Inc., VIPswitch Inc. and Original Solutions Inc. Mr. Gibbs received his Bachelor of Commerce degree from the University of Ottawa and holds a professional designation as a CPA, CMA.

EMPLOYEES

As at March 31, 2021, we had 0 employees (5 as at March 31, 2020 and 6 as at March 31, 2019).

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

The Audit Committee's functions include evaluating, and recommending to the Board the engagement of the independent registered public accounting firm, reviewing the results of their audit findings, and monitoring on a periodic basis our internal controls over financial reporting. The Audit Committee has a formally approved written charter. The Audit Committee consists of Donald Gibbs (Chairman) and Steven Houck. Mr. Gibbs is the Audit Committee’s “audit committee financial expert,” as defined in Item 16A of Form 20-F, and he is “independent” under the NASDAQ Listing Rules. Mr. Houck replaced James Stechyson as a member of the audit committee effective June 24, 2009. The Audit Committee held four meetings during the fiscal year ended March 31, 2021.

The Compensation Committee’s functions include evaluating compensation for directors, officers, employees of and consultants to the Company, and making recommendations to the Board regarding such compensation matters. The Compensation Committee has a formally approved written charter. The Compensation Committee currently consists of James Stechyson and Steven Houck. The Compensation Committee did not hold a meeting during the fiscal year ended March 31, 2021.

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

Overview of Compensation and Process

Elements of compensation for our executives include: salary and stock option grants and health, disability and life insurance. Our Compensation Committee consists of Messrs Stechyson and Houck. It generally meets as required to review any changes to the compensation plans for the next year. In fiscal 2021, there were no changes to the plan, no bonuses and no changes to the salary levels for executives, and as a result, there were no Compensation Committee meetings.

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

We choose to pay each element of compensation in order to attract and retain the necessary executive talent, reward annual performance and provide incentive for their balanced focus on long-term strategic goals as well as short-term performance. The amount of each element of compensation is determined by or under the direction of the Compensation Committee, which uses the following factors to determine the amount of salary and other benefits to pay each executive:

·	Performance in the previous year;
·	Difficulty of achieving desired results in the coming year;
·	Value of their unique skills and capabilities to increase the performance of the Company;
·	Performance of their general management responsibilities; and
·	Contribution as a member of the management team.

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

Summary Compensation Table

The table below provides detailed information on the compensation of the Chief Executive Officer and the Chief Financial Officer of ZIM for services rendered for the fiscal years ended March 31, 2021, 2020 and 2018. No executive officer or employee received compensation in excess of $100,000 for the fiscal year ended March 31, 2021.

Name and principal position	Year	Salary/ Consulting Payments ($)	Option Awards ($)(1)	Shares ($)	Total ($)
Michael Cowpland, President and Chief Executive Officer	2019 2020 2021	- - -	- - -	- - -	- - -
John Chapman, (Chapman CFO Resources Inc.) Chief Financial Officer	2019 2020 2021	12,821 17,778 3,597	- - -	- - -	12,821 17,778 3,597

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2019, March 31, 2020, and March 31, 2021, respectively, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s consolidated financial statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

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

The following table shows compensation of our non-employee directors for the fiscal year ended March 31, 2021.

Name	Option Awards ($)(1)	Common Shares ($)	Total ($)
Steven Houck	-	-	-
James Stechyson	-	-	-
Donald Gibbs	-	-	-

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2021, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 3 to the Company’s consolidated financial statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

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

Securities authorized for issuance under equity compensation plans at March 31, 2021 are as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans, excluding the securities reflected in the first column
Equity compensation plans approved by security holders	80,500	(1)	0.0350	1,258,150
Total	80,500		0.0350	1,258,150

(1)	Represents ZIM common shares issuable upon the exercise of options outstanding under ZIM's Employee Stock Option Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

A.	Major Shareholders

The following table sets forth, as of June 30, 2021, the number and percentage of our outstanding common shares which are beneficially owned, directly or indirectly, by:

·	Each person who is known to us as the beneficial owner of 5% or more of our outstanding common shares;
·	Each director and executive officer of ZIM Corporation; and
·	All directors and executive officers of ZIM Corporation as a group.

Beneficial ownership includes shares over which the indicated person has sole or shared voting or investment power and shares which he or she has the right to acquire within 60 days of June 30, 2021. Unless otherwise indicated, the persons listed are deemed to have sole voting and investment power over the shares beneficially owned.

			Common shares
Name	Address	Title	Number	Percentage
Michael Cowpland(1)	234 Perley Court, Ottawa, Ontario	President and CEO	4,304,752	52.9%
James Stechyson(2)	5597 Goddard Street Manotick, Ontario	Director	1,467,000	18.0%
Advanced Telecom Services(3)	996 Bold Eagle School Road, Suite 1105, Wayne, PA	N/A	500,000	6.1%
John Chapman (CHAPMAN CFO Resources Inc.)(4)	9C Maple Ridge Crescent, Ottawa, Ontario	Chief Financial Officer	195,047	2.4%
Steven Houck (5)	401 Hillview Avenue, Palo Alto, CA 94304	Director	79,500	1.0%
Donald Gibbs (6)	104 Maple Crest Lane, Perth, Ontario, Canada, K7H, 3C7	Director	76,000	0.9%

All directors and executive officers as a group (5 persons) beneficially hold 6,122,299 common shares, which totals 74.7% of ownership.

Applicable percentage of ownership is based upon 8,136,348 common shares outstanding as of June 30, 2021, together with applicable options for such shareholder or group. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 30, 2021 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(1)	The beneficial ownership of Michael Cowpland consists of 3,639,126 common shares owned directly by Dr. Cowpland. In addition, Dr. Cowpland’s ownership includes 225,936 common shares owned by Dr. Cowpland's spouse and 439,690 common shares owned by a company controlled by Dr. Cowpland's spouse. Dr. Cowpland disclaims beneficial ownership of the shares held by his spouse and the company controlled by his spouse.

(2)	The beneficial ownership of James Stechyson consists of 1,468,500 common shares. 22,500 shares are owned directly by Mr. Stechyson and 1,446,000 are owned by a company controlled by Mr. Stechyson.

(3)	The beneficial ownership of Advanced Telecom Services Inc. consists of 500,000 common shares owned directly.

(4)	The beneficial ownership of John Chapman consists of 195,047 common shares. The shares assigned to Mr. Chapman are held by CHAPMAN CFO Resources Inc. in which Mr. Chapman is the controlling shareholder.

(5)	The beneficial ownership of Steven Houck consists of 50,000 common shares owned directly by Mr. Houck and 29,500 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 30, 2021.

(6)	The beneficial ownership of Donald Gibbs consists of 50,000 common shares owned directly by Mr. Gibbs and 26,000 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 26, 2021.

The Board of Directors has determined that all directors who served on the Board during fiscal year 2021, other than Dr. Michael Cowpland and Mr. James Stechyson, are or were “independent” under NASDAQ Listing Rules. The Board has further determined that the members of the Audit Committee also meet the additional independence requirements of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission.

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

LOCATION OF STOCK HOLDINGS

At June 30, 2021, 6,496,343 (80%) of ZIM’s common shares are held outside of the United States. The number of shareholders of record is 660. The number of shareholders of record within the United States is 532.

CONTROL

The Company is not owned or controlled directly or indirectly by another corporation, foreign government or by any other natural of legal person(s) severally or jointly.

B.         Related Party Transactions

A director of the Company is a director and principal owner of a company that provides computing and hosting services to ZIM. During the fiscal year ending March 31, 2021, the Company paid $30,995 for these services (March 31, 2020 - $52,660, March 31, 2019 - $59,829). At March 31, 2021, included in accounts payable is $1,760 connected to these services as compared to $5,683 at March 31, 2020. From April 1, 2021 to May 31, 2021, the Company paid $5,022 for these services.

An officer of the Company is the principal owner of a company that provides finance, accounting and bookkeeping services to ZIM. During the fiscal year ending March 31, 2021 the Company paid $3,597 for these services (March 31, 2020 - $17,778, March 31, 2019 - $12,821). At March 31, 2021, included in accounts payable is $NIL connected to these services as compared to $1,919 at March 31, 2020. From April 1, 2021 to May 31, 2021, the Company paid $NIL for these services.

On June 5, 2020, ZIM Corporation announced the sale of its database technology business as part of management’s plan to focus the business on its biomedical subsidiary NuvoBio. The database assets include all of the Software, Consulting and Maintenance segment and have been purchased by former members of Zim Corporation’s staff and will operate under the name Zim Databases Canada Inc. The purchase price of $95,424 ($120,000 Canadian dollars) is to be paid in 5 payments over a 5-year period on the anniversary date of the agreement. The effective date of the transaction was April 1, 2020.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Refer to Item 18 for Consolidated Financial Statements

B.	Significant Changes

On June 5, 2020, ZIM Corporation announced the sale of its database technology business as part of management’s plan to focus the business on its biomedical subsidiary NuvoBio. The database assets include all of the Software, Consulting and Maintenance segment and have been purchased by members of Zim Corporation’s staff and will operate under the name Zim Databases Canada Inc. The purchase price of $95,424 ($120,000 Canadian dollars) is to be paid in 5 payments over a 5-year period on the anniversary date of the agreement. The effective date of the transaction was April 1, 2020.

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

None.

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

Other Provisions of Articles and By-laws

There are no provisions in the Articles or By-laws:

·	Delaying or prohibiting a change in control of the Company that operate only with respect to a merger, acquisition or corporate restructuring;
·	Discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares;
·	Requiring disclosure of share ownership; or
·	Governing changes in capital, where such provisions are more stringent than those required by law.

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

Certain transactions relating to ZIM’s common stock would be exempt from the Investment Canada Act, if they are not found to be potentially injurious to Canada’s national security by the Minister responsible for the Investment Canada Act, including:

·	The acquisition of the Company’s common stock by a person in the ordinary course of that person’s business as a trader or dealer in securities;
·	The acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and the acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through ownership of our common stock, remains unchanged.

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

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

·	an individual who is a citizen or resident of the U.S.;
·	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
·	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
·	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

The Company believes that it was classified as a PFIC during the tax year ended March 31, 2021 and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

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

FOREIGN EXCHANGE RISK

Foreign exchange risk as at March 31, 2021 consists of cash and receivables being in the Company’s functional currency of Canadian dollars while reporting is in United States dollars.

In years previous to fiscal year 2021, the Company operated internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings, accounts receivable and investments. The Company was previously exposed to exchange risk due to the timing of the movement of funds between subsidiaries and the parent company related to the transfer pricing agreement and the pricing of contracts in non-functional currencies. Financial instruments denominated in foreign currencies that led to foreign exchange risk when funds where moved include:

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2021	March 31, 2020
Canadian dollars	263,927	266,005
U.S. dollars	3,449	6,638
Brazilian reals	—	1,223,708

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2021	March 31, 2020
Canadian dollars	150,965	17,349
Brazilian reals	—	68,975

Accounts payable include the following amounts payable in their source currency:

	March 31, 2021	March 31, 2020
Canadian dollars	7,901	19,085
Brazilian reals	—	772

Accrued liabilities and lease liabilities include the following accruals in their source currency:

	March 31, 2021	March 31, 2020
Canadian dollars	29,642	32,012
Brazilian reals	—	19,439

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure. The Company does not have any significant assets of liabilities denominated in foreign currencies. All significant assets and liabilities are denominated in the Company’s functional currency of Canadian dollars. and has no foreign exchange exposure.

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

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2021	March 31, 2020
Canada	100%	48%
North America, excluding Canada	-%	-%
South America	-%	52%
	100%	100%

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2021.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below related to our financial reporting processes and information technology security protocols.

Management’s Annual Report on Internal Control over Financial Reporting

ZIM’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, as previously stated in this annual report, our management concluded that our internal control over financial reporting was not effective as of March 31, 2021, due to the existence of certain significant deficiencies which constituted a material weakness, as described in greater detail below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our consolidated financial statements will not be prevented or detected on a timely basis.

Our principal deficiency was inadequate staffing and supervision that could lead to the untimely identification and resolution of accounting and disclosure matters. Other significant deficiencies that contributed to the material weakness were:

·	Inadequate segregation of duties and cross training; and
·	Continued reliance on manual systems to account for revenue and expenses.

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

During the most recent two fiscal year ends, we were billed for audit, audit-related, tax and other services provided by Independent Registered Public Accounting Firm, MNP LLP, as follows:

	Year ended March 31, 2021	Year ended March 31, 2020
Audit fees	52,911	56,189
Tax fees	9,372	4,303
Total	62,283	60,492

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

All audit and tax fees are estimated by the Independent Registered Public Accounting Firm and approved by the audit committee before they are performed. There were no significant differences between the approved estimates and final fees for fiscal years 2020 and 2021.

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

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of ZIM Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ZIM Corporation (the Company) as of March 31, 2021 and 2020, and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2021 and 2020, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has an accumulated deficit as at March 31, 2021 and has a history of operating losses which raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Critical Audit Matter Description	Audit Response

Going Concern

Refer to Note 2 to the consolidated financial statements.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a history of losses and negative cash flows from operating activities, and as at March 31, 2021, the Company had an accumulated deficit of $21,279,678. In addition to the losses, the Company has discontinued its operations which have historically generated revenue and no substantial cash inflows are expected in the next 12 months. This matter is also described in the Material Uncertainty Related to Going Concern” section of our report.

We identified management’s judgements and assumptions used to assess the Company’s ability to continue as a going concern as a critical audit matter due to inherent complexities and uncertainties related to the Company’s cash flow forecasts. Auditing these judgements and assumptions involved especially challenging auditor judgement due to the nature and extent of audit evidence and effort required to address these matters.

We responded to this matter by performing procedures which included, but were not restricted to, the following:

·       We obtained and tested the Company’s forecasted future cash flows by testing the completeness and accuracy of the underlying data used by tracing the balances to the current year’s recurring operating expenses related to continuing operations and by assessing the terms of current year agreements that will be extended to the following period;

·       We evaluated the estimates and assumptions by developing an understanding of the nature of each critical assumption and estimate and then assessed their sensitivity to reasonably possible changes, including notably, the probability of management being able to access funding by assessing the company’s history in obtaining financing; and

·       We assessed the adequacy of the disclosures related to the application of the going concern assumption.

Recoverability of Long-term Accounts Receivable

Refer to Note 5 and Note 6 to the consolidated financial statements.

During the year ended March 31, 2021, the Company sold one of its operating segments to ZIM Databases Canada (“ZDC”). The sale of the segment generated a gain on disposal of $223,549. The agreement with ZDC generated a receivable from the ZDC totaling $120,000 Canadian dollars, of which a substantial portion is due over the long-term.

We identified the recoverability of the long-term receivable as a critical audit matter due to portions of the amounts due by ZDC becoming overdue as at March 31, 2021, which raised significant doubt about whether ZDC will have the ability to pay the current and future amounts due in relation to the sale agreement.

We responded to this matter by performing procedures over the gain on disposal of the operating segment and the related amounts receivable from ZDC. Our audit work in relation to this included, but was not restricted to, the following:

·       We obtained from management and reviewed the purchase and sale agreement and any related agreements;

·       We obtained management’s memorandum analyzing the accounting for the disposal of the operating segment, assessed the appropriateness of the accounting treatment applied and audited the numbers used in the calculation of the related gain on disposal;

·       We obtained management’s assessment of the credit risk related to the acquirer of the operating segment and applied professional judgement to evaluate and conclude whether the discount rate used by management appropriately reflected the credit risk of the acquirer;

·       We discussed with representatives of ZDC the amounts recorded by the Company as receivable in order to confirm those representatives agreed with those amounts;

·       We obtained supporting documentation and agreements supporting a subsequent payment plan agreed to between ZDC and the Company relating to the payment of the outstanding balances and verified payment, subsequent to year end, of amounts received in accordance with such payment plan;

·       We applied professional judgement to evaluate the reasonability of management’s assertion that ZDC is expected to have the ability to pay the amounts receivable in future periods, and their conclusion that no impairment of the amounts receivable was required as of March 31, 2021.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2015.

Ottawa, Canada

August 4, 2021

ZIM Corporation and Subsidiaries Consolidated Balance Sheets
(Expressed in U.S. dollars)

	March 31, 2021	March 31, 2020
ASSETS	$	$
Current assets
Cash and cash equivalents	213,324	184,675
Accounts receivable	57,030	4,507
Investment tax credits receivable	11,928	10,687
Prepaid expenses	37,447	10,573
Current assets of discontinued operations	—	433,327
	319,729	643,769

Investments	756,787	670,821
Long term receivables	63,016	—
Right of use assets	16,255	772
Equipment, net	4,997	3,961
Noncurrent assets of discontinued operations	—	14,422
	1,160,784	1,333,745
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	6,282	7,186
Accrued liabilities	2,114	7,929
Current lease liability	13,004	833
Current liabilities of discontinued operations	—	89,905
	21,400	99,853

Long-term lease liabilities	3,251	—
	24,651	99,853
Shareholders' equity:
Preferred shares, no par value, non-cumulative
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; NIL issued and outstanding shares at March 31, 2021 and 2020.	—	—
Common shares, no par value,
Unlimited authorized shares; 8,136,348 shares issued and outstanding as at March 31, 2021 and 8,136,348 shares as at March 31, 2020.	19,491,842	19,491,842
Additional paid-in capital	2,966,068	2,966,068
Accumulated deficit	(21,279,678)	(20,631,106)
Accumulated other comprehensive loss	(42,099)	(592,912)
	1,136,133	1,233,892
	1,160,784	1,333,745

Refer to Going Concern Note 2 The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation and Subsidiaries

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in U.S. Dollars)

	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
	$	$	$
Revenues	—	—	—
Operating expenses
Selling, general and administrative	50,501	60,249	69,125
Research and development (net)	23,120	8,209	13,717
Total operating expenses	73,621	68,457	82,842
Income (loss) from operations	(73,621)	(68,457)	(82,842)
Other income:
Gain (loss) on disposal of investment	—	220,233	—
Gain on revaluation of investment	—	2,956	604,013
Interest income (expense), net	(167)	12,160	13,956
Total other income	(167)	235,349	617,969
Income (loss) from continuing operations net of income taxes of nil	(73,788)	166,892	535,127
Income (loss) from discontinued operations including gain on disposal of $223,549 in fiscal year 2021	(2,780)	(175,891)	168,389
Net income (loss)	(76,568)	(8,999)	703,516
Other comprehensive income (loss), net of tax	—	—	—
Foreign currency translation adjustment	(21,191)	(141,598)	(72,890)
Comprehensive income (loss)	(97,759)	(150,597)	630,626
Basic and diluted income (loss) per share from continuing operations	(0.009)	0.021	0.066
Basic and diluted income (loss) per share from discontinued operations	(0.000)	(0.022)	0.021
Basic and diluted income (loss) per share	(0.009)	(0.001)	0.087
Weighted average number of shares outstanding – basic and diluted	8,136,348	8,136,348	8,136,348

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(Expressed in U.S. Dollars)

	Number of common shares issued	Common shares	Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders’ equity
		$	$	$	$	$
Balance as at March 31, 2018	8,136,348	19,491,842	2,962,105	(21,325,620)	(378,424)	749,901
Stock based compensation			1,807			1,807
Net income				703,516		703,516
Foreign currency translation adjustment					(72,890)	(72,890)
Balance as at March 31, 2019	8,136,348	19,491,842	2,963,912	(20,622,106)	(451,314)	1,382,334

	Number of common shares issued	Common shares	Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
		$	$	$	$	$
Balance as at March 31, 2019	8,136,348	19,491,842	2,963,912	(20,622,106)	(451,314)	1,382,334
Stock based compensation			2,156			2,156
Net loss				(8,999)		(8,999)
Foreign currency translation adjustment					(141,598)	(141,598)
Balance as at March 31, 2020	8,136,348	19,491,842	2,966,068	(20,631,105)	(592,912)	1,233,894

	Number of common shares issued	Common shares	Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
		$	$	$	$	$
Balance as at March 31, 2020	8,136,348	19,491,842	2,966,068	(20,631,105)	(592,912)	1,233,894
Net loss				(76,568)		(76,568)
Accumulated foreign currency translation adjustment reclassified to income (loss) from discontinued operations			—	(572,004)	572,004
Foreign currency translation adjustmet					(21,191)	(21,191)
Balance as at March 31, 2021	8,136,348	19,491,842	2,966,068	(21,279,678)	(42,099)	1,136,135

 The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
	$	$	$
OPERATING ACTIVITIES
Net income (loss)	(76,568)	(8,999)	703,516
Items not involving cash:
Depreciation of equipment	3,109	8,867	10,575
Gain on disposal of investment	—	(220,233)	—
Gain on disposal of discontinued operations	(223,549)	—	—
Gain on revaluation of investment	—	(2,956)	(604,013)
Stock-based compensation	—	2,156	1,807
Changes in operating working capital:
Decrease (increase) in accounts receivable	(27,148)	28,825	(21,168)
Decrease (increase) in investment tax credits	132,397	34,704	(39,984)
Decrease (increase) in other tax credits	—	(5,047)	47,646
Decrease (increase) in prepaid expenses	(4,566)	(3,113)	(2,316)
Increase (decrease) in accounts payable	(32,020)	(22,422)	27,745
Decrease in accrued liabilities	—	7,477	2,446
Decrease in contract liabilities	—	(19,307)	29,620
Cash flows provided by (used in) operating activities	(228,346)	(200,046)	155,874
INVESTING ACTIVITIES
Purchase of equipment	(4,486)	(5,293)	(7,040)
Proceeds from disposal of investment	—	220,233	—
Cash flows provided by (used in) investing activities	(4,486)	214,940	(7,040)
Increase (decrease) in cash and cash equivalents	(232,832)	14,894	148,834
Cash and cash equivalents, beginning of year	429,824	506,524	418,507
Effect of changes in exchange rates on cash and cash equivalents	16,332	(91,594)	(60,817)
Cash and cash equivalents, end of year	213,324	429,824	506,524

The accompanying notes are an integral part of the consolidated financial statements.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2021

(EXPRESSED IN US DOLLARS)

 1 - NATURE OF OPERATIONS

COMPANY OVERVIEW

ZIM Corporation (“ZIM” or the “Company”) undertook a strategic shift to discontinue all operations related to software products and services for the database and mobile markets and focused all of its resources on developing intellectual property and advancing research and development in the areas of new synthetic drugs and immunotherapies.

In April 2016, ZIM incorporated a wholly owned subsidiary called GeneSpans Corporation to develop intellectual property related to its research. Genespans name was changed to NuvoBio Corporation on August 25, 2016.

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

In years prior to fiscal year 2020, ZIM was a provider of software products and services for the database and mobile markets. ZIM products and services were used by enterprises in the design, development and management of business, database and mobile applications. ZIM also provided mobile content to the consumer market. These operations were discontinued and disposed of in fiscal year 2021.

2	- GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States ("US GAAP").The going concern basis of preparation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company had an operating loss and negative cash flows from operations during the year ended March 31, 2021, the Company has incurred an accumulated deficit of $21,279,678 to date as a result of its history of operating losses and negative cash flows from operations in prior years. This raises substantial doubt about the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue sufficient to fund its cash flow needs. There is no certainty that this and other strategies will be sufficient to permit the Company to continue as a going concern.

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

FOR THE YEAR ENDED MARCH 31, 2021

(EXPRESSED IN US DOLLARS)

THE COVID-19 PANDEMIC HAS ADVERSELY IMPACTED, AND POSES RISKS TO, OUR BUSINESS, THE NATURE AND EXTENT OF WHICH ARE HIGHLY UNCERTAIN AND UNPREDICTABLE.

The continued global spread of COVID-19 has led to disruption and volatility in the global capital markets, which has increased the cost of, and adversely impacted access to, capital (including the commercial paper markets) and increased economic uncertainty. It is likely that the pandemic will cause an economic slowdown of potentially extended duration, and it is possible that it could cause a global recession.

COVID-19 is adversely affecting, and is expected to continue to adversely affect, certain elements of our business, including as a result of impacts associated with preventive and precautionary measures that we, other businesses, our communities and governments are taking. Due to these impacts and measures, we have experienced and expect to continue to experience delays in our research activities.

In addition to existing travel restrictions, jurisdictions may continue to close borders, impose prolonged quarantines and further restrict travel and business activity, which could significantly impact our ability to conduct research. Due to the speed with which the COVID-19 situation is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results could be material.

Negative economic conditions may also cause debtors to delay and withhold payments to ZIM as a follow through of the negative economic conditions they are experiencing due to COVOV-19. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

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

FOR THE YEAR ENDED MARCH 31, 2021

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

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable are recorded at the invoiced amount net of an allowance for doubtful accounts. The Company determines its allowance for doubtful accounts by considering a number of factors, including the age of the receivable, the financial stability of the customer, discussions that may have occurred with the customer and management's judgment as to the overall collectability of the receivable from that customer. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to selling, general and administration expense in the period of recovery.

REVENUE RECOGNITION

Prior to our strategic shift as stated in Note 1 above, the Company derived revenue from two sources: enterprise software, including maintenance and consulting services and mobile services and applications. Enterprise software involves providing enterprise software for designing, developing and manipulating database systems and applications. Mobile services involve providing SMS applications and services. The Company presents revenues net of sales tax and other related taxes.

ENTERPRISE SOFTWARE REVENUE RECOGNITION

ZIM recorded revenues from the perpetual license of the Company's software products and the sale of related maintenance and consulting. The Company's standard license agreement provided a license to use the Company's products based on the number of licensed users. The Company may have licensed its software in multiple element arrangements if the customer purchased any combination of maintenance, consulting or training services in conjunction with the license.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2021

(EXPRESSED IN US DOLLARS)

The Company recognized revenue pursuant to the requirements of ASC 606, Revenue from Contracts with Customers. Revenue was recognized using the residual method when evidence of fair value exists for all of the undelivered performance obligations in the arrangement, but does not exist for one or more performance obligations. The Company allocated revenue to each undelivered performance obligation based on its respective fair value determined by the price charged when that performance obligation was sold separately. The Company deferred revenue for the undelivered performance obligations and recognized the residual amount of the arrangement fee, if any. The separate performance obligations of the arrangements were considered to be separate units of accounting.

The following steps are taken to recognize revenue:

1.	Identification of the contract(s) with the customer(s).
2.	Identify the performance obligations in the contract.
3.	Determine the transaction price.
4.	Allocate the transaction price to the performance obligations in the contract.
5.	Recognize revenue when (or as) the Company satisfies the performance obligations.

The Company recognized revenue from software license agreements at the point in time that the related performance obligation was satisfied, which was generally when the software key was delivered. Discounts were allocated among the various performance obligations on a pro-rata basis. If at the outset of an arrangement the Company determined that the arrangement fee was not fixed or determinable, revenue was deferred until the arrangement fee become fixed or determinable.

Collectability was assessed based on the collection history of the client, current economic trends, customer concentrations and customer credit worthiness. Delivery of the software had occurred once the customer had accepted the product or had been provided with permanent keys to the file transfer protocol ("FTP") site. If an arrangement allowed for customer acceptance of the software or services, the Company deferred revenue recognition until the earlier of customer acceptance or when the acceptance right lapses.

MAINTENANCE AND CONSULTING REVENUE RECOGNITION

Maintenance revenues were recognized using a time-based approach equally over the term of the maintenance contract. The liability relating to the received but unearned portion of maintenance revenues was recognized as deferred revenues.

Consulting revenue, which represents services provided on a per diem basis to customers, was recognized as the services were performed as there are no customer acceptance provisions involved in these types of arrangements. Consulting revenue, which represents services provided on a fixed price basis to customers, was recognized upon achieving the related performance obligation.

In general, credit terms of 30 days were extended to customers with a small number of customers receiving longer payment terms based on the long-standing relationship with ZIM.

MOBILE REVENUE RECOGNITION

Aggregation services occur when ZIM sent messages from its content provider customers through mobile operators to end users on their cell phones. In this situation, the Company contracted with its customers that cannot connect directly to the mobile operators and with the third-party mobile operators or other aggregators directly for the transmission of the messages. The performance obligation was to transmit a message. Revenues were recognized in the month in which the performance obligation was satisfied, provided no significant ZIM obligations remained. We worked with aggregators to provide delivery routes and receive statements and billing in real time. We prepaid for message credits and billed customers for message delivery at the end of each month. We purchased service credits from the aggregators and billed our customers directly for the delivery of messages on a monthly basis.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2021

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

The Company qualifies for scientific research and experimental development refundable investment tax credits. These credits are recorded as a reduction of research and development expense when it is more likely than not that the credits will be realized. Other non-refundable investment tax credits not utilized in the current year will be used to offset income taxes otherwise payable in future year and will be accounted for as a reduction in income tax expense.

TRANSLATION OF FOREIGN CURRENCIES

The Company's reporting currency is the U.S. dollar and the functional currency is the Canadian dollar for ZIM Corporation and NuvoBio.

Transactions denominated in currencies other than the functional currency of the Company or its subsidiaries are initially measured using the exchange rate in effect on the date of the transaction. At each balance sheet date, monetary assets and liabilities are remeasured into the functional currency using the exchange rate in effect on that date. Any foreign exchange gains or losses resulting from this remeasurement are recognized in the statement of income (loss) and comprehensive income (loss) of the respective entity for that period. For the years ended March 31, 2021, 2020, and 2019, the Company recognized a foreign exchange gain of $923, $1,075, and $7,221 respectively, in the accompanying consolidated statements of income (loss) and comprehensive income (loss) included in the selling, general and administrative expenses.

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

FOR THE YEAR ENDED MARCH 31, 2021

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

EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share are computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share are calculated giving effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to such shares at the later of the beginning of the period or the issuance date. The treasury stock method is used to determine the dilutive effect of warrants and stock options. The treasury stock method assumes that proceeds received from the exercise of in-the-money share purchase warrants and stock options are used to repurchase common shares at the average market price during the period.

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2021

(EXPRESSED IN US DOLLARS)

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2018

Risk-free interest rates	N/A	1.49%	2.52%
Expected volatility	N/A	284%	120%
Dividend yield	N/A	—	—
Expected life of options (years)	N/A	3.0	3.0

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

IMPAIRMENT OF EQUIPMENT

Equipment is tested for impairment whenever events or changes in circumstances indicate that the Company may not be able to recover the net book value of its productive assets, If the carrying value of these assets is not recoverable, the assets are deemed impaired and are to be written down to their estimated fair value through a charge to earnings (loss). The guidance states that fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information. The Company reviewed its property and equipment assets for impairment to determine if there were events or changes in circumstances that would indicate that the carrying amount of the assets may not be recoverable through undiscounted future cash flows. It was determined that no impairment was evident.

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

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2021

(EXPRESSED IN US DOLLARS)

ADOPTED ACCOUNTING PRONOUNCEMENTS

None.

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

In June 2016, FASB issued Accounting Standards Update (ASU) 2016-13, Financial Instruments—Credit Losses (Topic 326). This ASU represents a significant change in the Accounting for Credit Losses (“ACL”) accounting model by requiring immediate recognition of management’s estimates of current expected credit losses (CECL). Under the prior model, losses were recognized only as they were incurred, which FASB has noted delayed recognition of expected losses that might not yet have met the threshold of being probable. The new standard effective date for Smaller Reporting Companies is fiscal years beginning after December 15, 2022. Early adoption is permitted. We are currently evaluating the impact ASU 2016-13 will have on the Company’s consolidated financial statements.

4 - ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company recognizes any interest accrued related to unrecognized tax benefits in interest and penalties in income tax benefit in the consolidated statement of loss and comprehensive loss.

5 – DISCONTINUED OPERATIONS

In April 2020, ZIM sold all of its assets related to the database and software business with an effective date of April 1, 2020. The business was sold for cash consideration of $120,000 Canadian dollars to be paid in five equal installments over 5 years. The fair value of these payments is estimated at $78,924 US dollars. ZIM recognized a net gain on the sale of these assets in the amount $223,549. The net gain is a combination of a loss on the sale of $348,455 netted against a currency translation reversal of $572,004. This business had definable revenues and expenses and has been accounted for as a discontinued operations as per ASU 2014-08.

At December 31, 2020, ZIM ceased all operations related to the SMS messaging business due to low profit margins and uncertainty in the future of the business. This business had definable revenues and expenses and has been accounted for as a discontinued operations as per ASU 2014-08.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2021

(EXPRESSED IN US DOLLARS)

Revenue and expenses related to all discontinued operations are detailed in the table below in US dollars:

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
	$	$	$
Revenues
Mobile	45,248	68,700	122,637
Software	—	24,768	117,533
Software maintenance and consulting	—	254,039	459,878
Total revenue from discontinued operations	45,248	347,507	700,048

Operating expenses
Cost of revenue	32,122	19,228	20,588
Selling, general and administrative	238,401	446,311	452,669
Research and development (net)	1,054	57,859	58,402
Total operating expenses from discontinued operations	271,577	523,398	531,659
Results of discontinued operations	(226,329)	(175,791)	168,389
Gain on disposal of database business	223,549	—	—

Income (loss) from discontinued operations	(2,780)	(175,891)	168,389

Assets and liabilities related to all discontinued operations are detailed in the table below in US dollars:

	March 31, 2021	March 31, 2020
ASSETS	$	$
Current assets
Cash and cash equivalents	—	245,148
Accounts receivable	—	21,006
Investment tax credits receivable	—	118,031
Prepaid expenses	—	30,525
Current assets of discontinued operations	—	18,617
	—	433,327

Right of use assets	—	1,159
Equipment, net		13,263
	—	447,749
LIABILITIES
Current liabilities
Accounts payable	—	6,415
Accrued liabilities	—	18,378
Current lease liability	—	1,251
Contract liabilities	—	57,862
	—	83,905

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2021

(EXPRESSED IN US DOLLARS)

Cashflow related to all discontinued operations are detailed in the table below in US dollars:

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
	$	$	$
Net income (loss) from discontinued operations	(226,329)	(175,791)	168,389
Depreciation	1,839	4,916	4,928
Decrease (increase) in accounts receivable	21,006	38,625	(21,168)
Decrease (increase) in investment tax credits	118,031	53,174	(39,985)
Decrease in other tax credits	30,525	4,826	47,646
Decrease (increase) in prepaid expenses	18,617	2,278	(2,571)
Increase (decrease) in accounts payable	(6,415)	(20,035)	26,449
Increase (decrease) in accrued liabilities	(18,379)	(1,858)	3,155
Increase (decrease) in contract liabilities	(57,862)	(31,982)	29,620
Cash flows provided by (used in) discontinued operations	(119,057)	(127,006)	216,462

6 - ACCOUNTS RECEIVABLE

	March 31, 2021	March 31, 2020
	$	$
Trade accounts receivable	57,030	31,215
Allowance for doubtful accounts	—	(6,666)
Other		964
	57,030	25,513

7 – INVESTMENTS

All investments are in private companies located within Canada.

Investments and long-term deposits	Investment Date	Value at Investment Date	2021	2020	Available For Sale
HostedBizz	Dec. 31, 2013	1,005	-	-	No
Equispheres Inc.	August 26,2016	112,752	745,500	660,816	No
Spiderwort	August 24, 2019	7,725	11,288	10,006	No
Total		308,849	756,788	670,822

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

FOR THE YEAR ENDED MARCH 31, 2021

(EXPRESSED IN US DOLLARS)

On February 9, 2018 ZIM sold 100,000 shares of HostedBizz to HostedBizz, for cancellation, for gross proceeds of $45,758 United States dollars ($60,000 Canadian dollars).

On August 24, 2019 NuvoBio Corporation made an investment in Spiderwort Inc. The investment consisted of the purchase of a $7,725 U.S. dollar ($10,000 Canadian dollar) convertible promissory note and is accounted for at amortized cost. The note accrues simple interest of 5% per annum.

On October 15, 2019, Spiderwort Inc. completed a qualifying equity financing in an amount greater than $3,000,000 Canadian dollars. NuvoBio automatically converted securities in Spiderwort to Class B voting common shares. The convertible promissory note converted into shares of Spiderwort at a value of $10,006 US dollars. This represents an unrealized gain on this equity investment of $2,956.

8 – EQUIPMENT

March 31, 2021	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	867,144	867,144	—
Software	84,854	81,183	3,671
Office furniture and equipment	185,018	184,627	391
Voice communications equipment	4,534	4,473	61
Leasehold improvements	127,447	126,573	874
	1,268,998	1,264,000	4,997

March 31, 2020	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	785,145	778,440	6,705
Software	79,523	74,099	5,424
Office furniture and equipment	167,665	166,082	1,583
Voice communications equipment	4,297	4,128	169
Leasehold improvements	117,004	113,660	3,344
	1,153,634	1,136,409	17,225

Depreciation expense for the year ended March 31, 2021 was $2,964 ($8,867 and $10,575 for the years ended March 31, 2020 and 2019 respectively). These expenses are included in the cost of revenue for discontinued operations, selling, general, and administrative expenses and research and development expenses.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2021

(EXPRESSED IN US DOLLARS)

9 – LINE OF CREDIT

During fiscal 2021, a working capital line of credit, in the form of overdraft protection, was available at approximately $39,760 (equivalent to $50,000 Canadian, the Company’s functional currency) from the Company’s major financial institution. This credit facility is secured by the Company’s assets. Amounts can be drawn in Canadian funds on this credit facility and bear interest at the prime rate, as published by the Royal Bank of Canada, plus 2.15% (4.60% at March 31, 2021). Amounts can also be drawn in United States of America funds on this credit facility and bear interest at the US Base Rate plus 2.15% (5.90% at March 31, 2021).

In order to maintain the working capital line of credit the Company must maintain a Tangible Net Worth of greater than $150,000 Canadian dollars (equivalent to $119,280 US dollars) and a ratio of current assets to current liabilities greater than 1.10:1. The Company was in compliance with these covenants as at March 31, 2021.

As at March 31, 2021, nothing was drawn down on this line of credit. The line of credit does not have defined expiration or renewal dates.

10 – ACCRUED LIABILITIES

	March 31, 2021	March 31, 2020
	$	$

Employee related accruals	—	23,037
Trade	2,114	3,272
	2,114	26,308

11 – COMMON SHARE ISSUE

The Company did not issue any common shares during the years ended March 31, 2021, March 31, 2020 and March 31, 2019.

On November 12, 2009, the Board of Directors approved a share repurchase plan. Shares may be repurchased by the Company to a maximum of $200 per day and $12,000 per quarter. The repurchase program has no expiration date. As of March 31, 2021, no shares have been repurchased as part of this program.

12 – RELATED PARTY TRANSACTIONS

A director of the Company is a director and principal owner of a company that provides computing and hosting services to ZIM. During the fiscal year ending March 31, 2021, the Company paid $30,995 for these services (March 31, 2020 - $52,660, March 31, 2019- $59,829). At March 31, 2021, included in accounts payable is $1,760 connected to these services as compared to $5,683 at March 31, 2020.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2021

(EXPRESSED IN US DOLLARS)

An officer of the Company is the principal owner of a company that provides finance, accounting and bookkeeping services to ZIM. During the fiscal year ending March 31, 2021 the Company paid $3,597 for these services (March 31, 2020 - $17,778, March 31, 2019 - $12,821). At March 31, 2021, included in accounts payable is $NIL connected to these services as compared to $1,919 at March 31, 2020.

On June 5, 2020, ZIM Corporation announced the sale of its database technology business as part of management’s plan to focus the business on its biomedical subsidiary NuvoBio. The effective date of the sale was April 1, 2020. The database assets include all of the Software, Consulting and Maintenance segment and have been purchased by previous members of ZIM Corporation’s staff and will operate under the name ZIM Databases Canada Inc. The purchase price of $95,424 ($120,000 Canadian dollars) is to be paid in 5 payments over a 5-year period on the anniversary date of the agreement.

13 - STOCK BASED COMPENSATION

During the years ended March 31, 2020 and March 31, 2019 the Company issued common shares options to employees and non-employees, and as a result, additional paid in capital has been increased by $2,156 and $1,807 respectively.

The increase in additional paid in capital is the value associated with the granting and the vesting of options, which is recorded as compensation expense in the statement of income (loss) and comprehensive income (loss) as a part of selling, general and administrative expense.

Under ZIM’s Employee Stock Option Plan, the Company may grant options to its officers, directors and employees for up to 1,360,000 common shares. As at March 31, 2021, options to purchase 80,500 (March 31, 2020, 161,500) were outstanding under the Employee Stock Option Plan. Stock options are granted with an exercise price equal to the common share’s fair market value at the date of grant. Options are granted periodically, and both the maximum term of an option and the vesting period are set at the Board's discretion. All options granted vested on the day of grant and have a three-year term. The expected life of the grants due to forfeitures and exercise of options is estimated based on recent history and is 3 years.

The Company recognized the following expense relating to stock options and grants:

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
	$	$	$
Options compensation expense for employees	—	1,506	268
Options compensation expense for consultants	—	650	1,539
Total expense	—	2,156	1,807

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2021

(EXPRESSED IN US DOLLARS)

All options granted vested on the day of grant resulting in the Company not having any non-vested awards as of March 31, 2021 or March 31, 2020.

A summary of the status of the stock options is as follows:

	March 31, 2021 Number of options outstanding	March 31, 2020 Number of options outstanding	March 31, 2019 Number of options outstanding

Options outstanding, beginning of year	161,500	170,250	204,150
Granted	—	33,750	79,250
Expired	(81,000)	(42,500)	(113,150)
Options outstanding, end of year	80,500	161,500	170,250

All share options outstanding at March 31, 2021 and 2020 are exercisable.

The following table represents a summary of the options outstanding as at March 31, 2021:

	Options outstanding and exercisable
Range of exercise prices	Number outstanding at March 31, 2021	Weighted average remaining contractual life
$		Years
0.000-0.015	27,500	0.39
0.015-0.040	18,000	1.38
0.040-0.080	35,000	0.90
	80,500	0.83

The weighted average grant-date fair value of options granted and vested in fiscal years 2020 and 2019 were $0.0784 and $0.0169 respectively.

As at March 31, 2021 there were 80,500 options in the money with an intrinsic value of $5,236.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2021

(EXPRESSED IN US DOLLARS)

EMPLOYEE AND NON-EMPLOYEE OPTIONS

During the year ended March 31, 2020, 15,750 options were granted to employees. In the year ended March 31, 2019, 16,750 options were granted to employees.

During the year ended March 31, 2020, 18,000 options were granted to non-employees. In the year ended March 31, 2019, 62,500 options were granted to non-employees.

No options have been granted with exercise prices below the market price on the respective grant dates during the years ended March 31, 2021, March 31, 2020 or March 31, 2019.

14 - INTEREST

	Year ended March 31, 2021	Year ended March 31,2020	Year ended March 31, 2019
	$	$	$

Interest income	524	14,398	16,334
Interest expense	(691)	(2,238)	(2,378)
Total	(167)	12,160	13,956

15 – CONTRACT LIABILITIES

Contract liabilities relate to deferred revenue from maintenance from discontinued operations.

	Years ended
	March 31, 2021	March 31, 2020
	$	$
Balance beginning of the year	57,862	89,844
Aggregate amount of revenue recognized	—	(178,638)
Revenue sold through disposal of business	(57,862)	—
Contract liabilities recognized	—	146,656
Balance, end of year	—	57,862

	March 31, 2021	March 31, 2020
	$	$
Current portion	—	57,862

16 - INCOME TAXES

The Company recognizes in its consolidated financial statements the impact of a tax position if that position is more likely than not of not being sustained on an audit, based on the technical merits of the position.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2021

(EXPRESSED IN US DOLLARS)

The Company and its subsidiaries file income tax returns in Canadian and U.S. federal jurisdictions, and various provincial jurisdictions. The Company’s federal income tax returns are generally subject to examination for a period of three years after filing of the respective return in the U.S. and Canada.

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to income (loss) before taxes, as follows:

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
Expected Tax Rate	12.20%	12.43%	13.25%

Income (loss) before tax from continuing operations	$(73,788)	$166,892	$535,127
Income (loss) before tax from discontinued operations	(2,780)	(175,891)	168,389
Total income (loss) before tax	(76,568)	(8,999)	703,516

Expected tax (benefit) resulting from income (loss)	(9,341)	(1,118)	83,562
Permanent differences	(15,631)	(10,491)	(39,088)
Change in valuation allowance	44,313	(180,415)	(148,300)
Difference in foreign tax rates	—	(10,650)	(30,102)
Change in tax rates	—	169,750	99,278
Other	(19,340)	32,925	34,650
Income tax expense	$—	$—	$—

The change in valuation allowance for originating temporary differences and losses available for carry forward, is calculated using an expected deferred tax rate of 12.2%, based on the application of the Small Business Deduction. The rate at which such amounts may be realized as disclosed as part of a deferred tax asset and related valuation allowance takes into account the enacted tax rate decreases over the expected period of realization.

Refundable investment tax credits for research and development in Canada of $11,928, $128,718 and $171,204 for the years ended March 31, 2021, March 31, 2020 and March 31, 2019, respectively is netted against research and development expense. The investment tax credits are subject to review and approval by taxation authorities and it is possible that the amounts granted will be different from the amounts recorded by the Company.

Deferred taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The Company’s deferred tax assets are as follows:

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2021

(EXPRESSED IN US DOLLARS)

	March 31, 2021	March 31, 2020	March 31, 2019
Property and equipment - differences in net book value and unamortized capital cost	$72,721	$64,094	$69,560
Intangible assets - differences in net book value and tax basis	151,116	133,946	156,668
Unused scientific research and experimental development amounts deductible and investment tax credits available for carry forward	792,137	716,111	763,519
Losses available for carry forward	50,150	104,751	132,739
Other	48	2,960	79,789
Gross deferred tax asset	1,006,173	1,021,860	1,202,275
Valuation allowance	(1,006,173)	(1,021,860)	(1,202,275)
Net deferred tax asset	$—	$—	$—

The Company has federal and provincial non-capital losses available to reduce taxable income in Canada, which expire in the following years:

Federal & Provincial

2026	479,499
2027	325,207
2037	143,734
2038	2,450
2039	16,790
2040	1,299
2041	200,230
1,169,210

The Company has capital losses of $260,867, which are available indefinitely to reduce capital gains in future years as of March 31, 2021.

As at March 31, 2021, the Company had accumulated unclaimed federal and provincial scientific research and experimental development deductions of approximately $4,269,004 ($3,858,244 in 2020). This amount can be carried forward indefinitely and can be used to reduce future years’ Canadian taxable income.

The Company has federal scientific research and experimental development credits available to reduce future years' income taxes payable in Canada of $310,049 ($279,505 in 2020), which can be carried forward for a period of twenty years and expire in 2023-2033.

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2021

(EXPRESSED IN US DOLLARS)

17 – INCOME (LOSS) PER SHARE

For the purposes of the income (loss) per share computation, the weighted average number of common shares outstanding has been used.

The following securities are considered "in the money" and could potentially dilute the basic income per share in the future but have not been included in diluted loss income per share because their effect was antidilutive for all periods presented:

	March 31, 2021	March 31, 2020	March 31, 2019

Stock options	80,500	161,500	170,250

Diluted income (loss) per share for the years ended March 31, 2021, 2020 and 2019 is deemed to be identical to basic loss per share as exercise of the options outstanding is antidilutive.

18 - FINANCIAL RISKS

Foreign exchange risk as at March 31, 2021 consists of cash and receivables being in the Company’s functional currency of Canadian dollars while reporting is in United States dollars.

In years previous to fiscal year 2021, the Company operated internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings, accounts receivable and investments. The Company was previously exposed to exchange risk due to the timing of the movement of funds between subsidiaries and the parent company related to the transfer pricing agreement and the pricing of contracts in non-functional currencies. Financial instruments denominated in foreign currencies that led to foreign exchange risk when funds where moved include:

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2021	March 31, 2020

Canadian dollars	263,927	266,005
U.S. dollars	3,449	6,638
Brazilian reals	—	1,223,708

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2021	March 31, 2020

Canadian dollars	150,965	17,349
Brazilian reals	—	68,975

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2021

(EXPRESSED IN US DOLLARS)

Accounts payable include the following amounts payable in their source currency:

	March 31, 2021	March 31, 2020

Canadian dollars	7,901	19,085
Brazilian reals	—	772

Accrued liabilities and lease liabilities include the following accruals in their source currency:

	March 31, 2021	March 31, 2020

Canadian dollars	29,642	32,012
Brazilian reals	—	19,439

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure. The Company does not have any significant assets of liabilities denominated in foreign currencies. All significant assets and liabilities are denominated in the Company’s functional currency of Canadian dollars. and has no foreign exchange exposure.

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

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2021	March 31, 2020

Canada	100%	48%
North America, excluding Canada	-%	-%
South America	-%	52%
	100%	100%

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2021

(EXPRESSED IN US DOLLARS)

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximate, which are carried at amortized costs, approximate their fair values due to the relatively short periods to maturity of the instruments.

Investments are fair valued in their source currency (Canadian dollars) based on objective evidence of fair value. The value is translated to the reporting currency (U.S. dollars) at the exchange rate on March 31, 2021 and 2020.

19 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE COMMITMENTS

The Company has the following financial commitments related to minimum facilities lease expenses for facilities:

$
2022	13,005
2023	3,251
Total	16,256

For the year ended March 31, 2021, facilities expense was $15,456 ($36,994 for the year ended March 31, 2020 and $39,113 for the year ended March 31, 2019).

RESEARCH COMMITMENTS

The Company has a commitment to pay $39,760 in research related fees.

OTHER

The Company is committed to pay an unrelated third party $75,000 upon the listing of ZIM Corporation’s common shares on a national securities exchange.

20 - SUPPLEMENTAL CASH FLOW DISCLOSURE

	Year ended March 31, 2021	Year ended March 31, 2020
	$	$
Interest paid	(691)	(2,237)
Non-cash investing activity	78,924	—
Investment tax credit on research and development received	128,718	132,109

nvestment tax credit on research

ZIM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2021

(EXPRESSED IN US DOLLARS)

21 - SEGMENT REPORTING

In fiscal year 2021 all revenue generated was from discontinued operations and the only continuing operations segment was our biomedical research. The Company only operated research activities in its NuvoBio subsidiary with all assets being utilized in Canada.

22 – SUBSEQUENT EVENTS

None.

ITEM 19. EXHIBITS.

See the Exhibit Index hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZIM Corporation

(Registrant)

By /s/ Michael Cowpland

------------------------------------

Michael Cowpland (President and CEO)

Date: August 4, 2021

EXHIBIT INDEX

Exhibit EXHIBIT

Number

1.1	Articles of Incorporation of the Registrant (Incorporated by reference to the Registrant's Registration Statement on Form S-4 filed on November 1, 2002 (No. 333-100920))
1.2	By-Laws of the Registrant (Incorporated by reference to the Registrant's Registration Statement on Form S-4 filed on November 1, 2002 (No. 333-100920))
4.10	Employee Stock Option Plan, as amended September 22, 2005 (Incorporated by reference to Appendix A to the Registrant’s Proxy Statement filed August 19, 2005)
4.11	Form of Stock Option Agreement under Employee Stock Option Plan (Incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-KSB filed June 28, 2006)
4.12	Form of Non-Qualified Stock Option Agreement between the Registrant and each of Michael Cowpland, James Stechyson, Steve Houck and Charles Saikaley, dated, 2001 (Incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-KSB filed June 28, 2006)
4.13	ZIM SMS Gateway Agreement with SIT Consulting, dated October 27, 2004 (Incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-KSB filed June 28, 2006)
4.14	Secured Senior Promissory Note dated March 31, 2006 between ZIM Corporation and Advanced Telecom Services, Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed April 4, 2006)
4.15	Loan Agreement dated August 11, 2005 between ZIM Corporation and Dr. Michael Cowpland (Incorporated by reference to Exhibit 10.11 to the Registrant’s Current Report on Form 8-K filed August 11, 2005)
4.16	Surrender and Conversion Agreement by and between Michael Cowpland and ZIM Corporation dated December 4, 2008 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended December 31, 2008).
4.17	Consulting Agreement by and between Chapman CFO Resources Inc. and ZIM Corporation dated July 20, 2008 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended December 31, 2008).
4.18	Stock Purchase Agreement dated March 28, 2006 by and among ZIM Corporation, Advanced Telecom Services, Inc. and Advanced Internet, Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed March 28, 2006)
8.1 *	List of subsidiaries of the Registrant
12.1 *	Certification by the Chief Executive Officer, Michael Cowpland, pursuant to Exchange Act Rules 13(a)-14(a) and 15d-14(a)
12.2 *	Certification by the Chief Financial Officer, John Chapman, pursuant to Exchange Act Rules 13(a)-14(a) and 15d-14(a)
13.1 *	Certification by the Chief Executive Officer, Michael Cowpland, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 *	Certification by the Chief Financial Officer, John Chapman, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	XBRL files

*	Filed herewith.